Form 20-F
period 2017-12-31
SOGOU INC.
filed 2018-02-28
CIK 1713947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38279

SOGOU INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084 People’s Republic of China +86 10-5689-9999
(Address of principal executive offices)

Joe Zhou

Chief Financial Officer

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

Telephone: (86 10) 5689-9999

Email: IR@sogou-inc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
American Depositary Shares, each representing one Class A ordinary share, par value US$0.001 per share	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 118,408,437 Class A Ordinary Shares, par value $0.001 per share, and 278,757,875 Class B Ordinary Shares, par value $0.001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “Amended and Restated Articles of Association” refers to our Third Amended and Restated Articles of Association;

•                  “Amended and Restated Memorandum of Association” refers to our Seventh Amended and Restated Memorandum of Association;

•                  “China” or the “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau, and Taiwan;

•                  “Class A Ordinary Shares” refers to our Class A Ordinary Shares, par value of $0.001 per share, carrying one vote per share;

•                  “Class B Ordinary Shares” refers to our Class B Ordinary Shares, par value of $0.001 per share, carrying ten votes per share;

•                  “China Literature” refers to China Literature Limited, China’s largest online literature platform;

•                  “DAU,” for active users quoted from iResearch, for any given month, refers to the average number of active users per day during that month. A user who uses the applicable product more than once in any such day is counted as one active user for that day. Each distinguishable device or application is treated as a separate user for purposes of calculating such DAU;

•                  “MAU,” for active users quoted from iResearch, for any given month, refers to the number of active users during that month. A user who uses the applicable product more than once in any such month is counted as one active user for that month. Each distinguishable device or application is treated as a separate user for purposes of calculating such MAU;

•                  “Mobile DAU” for our Sogou Mobile Keyboard (the mobile application of Sogou Input Method), for any given month, refers to the average number of active users per day during that month. A user who uses Sogou Mobile Keyboard more than once in any such day is counted as one active user for that day. We treat each distinguishable device as a separate user for purposes of calculating such DAU, although it is possible that some people may use more than one device, and multiple people may share one device;

•                  “Mobile MAU” for our Sogou Mobile Keyboard, for any given period, refers to the number of active users during the last month of such given period. A user who uses Sogou Mobile Keyboard more than once in that month is counted as one active user for that month. We treat each distinguishable device as a separate user for purposes of calculating such MAU, although it is possible that some people may use more than one device, and multiple people may share one device;

•                  “Mobile MAU” for our Sogou mobile search, for any given period, refers to the number of active users during the last month of such given period. A user who uses Sogou mobile search more than once in that month is counted as one active user for that month. We treat each distinguishable mobile browser or each Sogou mobile search application as a separate user for purposes of calculating such MAU, although it is possible that on any given device, some people may use more than one mobile browser, and multiple people may share one mobile browser or one Sogou mobile search application;

•                  “Paid clicks” refers to the number of paid clicks, including clicks by our users on advertisers’ promotional links displayed on our search result pages and other Internet properties and third parties’ Internet properties;

•                  “PC DAU” for our Sogou Input Method, for any given month, refers to the average number of active users per day during that month. A user who uses Sogou Input Method more than once in any such day is counted as one active user for that day. We treat each distinguishable device as a separate user for purposes of calculating such DAU, although it is possible that some people may use more than one device, and multiple people may share one device;

•                  “Pre-IPO Class A Ordinary Shares” refers to our Class A ordinary shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering;

•                  “Pre-IPO Class B Ordinary Shares” refers to our Class B ordinary shares, without voting rights, that were authorized and outstanding prior to the completion of our initial public offering;

•                  “Pre-IPO Ordinary Shares” refers to our Pre-IPO Class A Ordinary Shares and our Pre-IPO Class B Ordinary Shares;

•                  “Pre-IPO Series A Preferred Shares” refers to our Series A preferred shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering, and were categorized as “mezzanine equity” in our consolidated financial statements appearing elsewhere in this annual report;

•                  “Pre-IPO Series B Preferred Shares” refers to our Series B preferred shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering, and were categorized as “mezzanine equity” in our consolidated financial statements appearing elsewhere in this annual report;

•                  “Pre-IPO Preferred Shares” refers to our Pre-IPO Series A Preferred Shares and our Pre-IPO Series B Preferred Shares, collectively;

•                  “RMB” refers to Renminbi, or Yuan, the official currency of the PRC;

•                  “Sogou” refers to Sogou Inc., a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities, or VIEs;

•                  “Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the Nasdaq Global Select Market under the symbol “SOHU”;

•                  “Sohu” refers to Sohu.com Inc. and its subsidiaries and VIEs, not including Sogou and its subsidiaries and VIEs;

•                  “Sohu Group” refers to Sohu.com Inc. and its subsidiaries and VIEs, including Sogou and its subsidiaries and VIEs;

•                  “Tencent” or “Tencent group” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;

•                  “we,” “us,” “our company,” and “our” refer to Sogou Inc. and, unless the context requires otherwise, include its subsidiaries and VIEs;

•                  “Weixin Official Accounts” refers to Weixin/WeChat accounts where individuals and enterprises, as account owners, provide content and services to subscribers; and

•                  “Zhihu” refers to Zhihu Technology Limited and its affiliates, the leading online knowledge-sharing platform in China.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2015, 2016, and 2017 and audited consolidated balance sheets as of December 31, 2016 and 2017.

We completed an initial public offering of our ADSs on November 13, 2017. Our ADSs are traded on the New York Stock Exchange under the symbol “SOGO.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect,” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely, with the understanding that actual future results may be materially different from what we expect. See “Item 3 - Key Information—Risk Factors.”

The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results, and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results.

These forward-looking statements include:

•                        our ability to maintain and strengthen our position as a leader in China’s Internet industry and an innovator in AI;

•                        our expected development and launch, and market acceptance, of our products and services;

•                        our various initiatives to implement our business strategies to expand our business;

•                        our future business development, results of operations, and financial condition;

•                        the expected growth of and change in the online search industry in China; and

•                        PRC laws, regulations, and policies relating to the Internet and Internet content providers, including online search and search-related services providers.

PART I

ITEM 1.                         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                         KEY INFORMATION

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the three years ended December 31, 2017 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive (loss)/income data for the year ended December 31, 2014 and our consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results to be expected for any future period.

Selected Consolidated Statements of Comprehensive (Loss)/Income Data

	For the Year Ended December 31,
	2014	2015	2016	2017
	(US$ in thousands, except for per ADS data)
Revenues:
Search and search-related advertising revenues	357,839	539,521	597,213	801,551
Other revenues	28,543	52,282	63,195	106,806
Total revenues	386,382	591,803	660,408	908,357
Cost of revenues(1)	165,650	248,279	302,736	457,401
Gross profit	220,732	343,524	357,672	450,956
Operating expenses:
Research and development(1)	123,339	131,072	138,364	172,829
Sales and marketing(1)	78,074	93,998	123,119	156,420
General and administrative(1)	51,244	16,666	24,567	27,821
Total operating expenses	252,657	241,736	286,050	357,070
Operating (loss)/income	(31,925)	101,788	71,622	93,886
Interest income	2,773	5,332	5,198	9,126
Foreign currency exchange (loss)/gain	(149)	667	5,346	(7,082)
Other income/(expenses), net	2,462	1,142	(26,027)	692
(Loss)/income before income tax expenses	(26,839)	108,929	56,139	96,622
Income tax expenses	—	9,430	27	14,422
Net (loss)/income	(26,839)	99,499	56,112	82,200
Net (loss)/income per ADS—basic	(0.41)	(0.04)	0.12	0.22
Net (loss)/income per ADS—diluted	(0.41)	(0.04)	0.11	0.20

(1)  Share-based compensation expense included in:

Cost of revenues	1,092	330	171	540
Research and development	21,011	6,862	5,615	16,470
Sales and marketing	4,141	943	1,816	4,299
General and administrative	37,798	2,244	5,259	2,414
	64,042	10,379	12,861	23,723

Selected Consolidated Balance Sheet Data

	As of December 31,
	2014	2015	2016	2017
	(US$ in thousands)
Cash and cash equivalents	224,273	244,484	286,078	694,207
Total current assets	280,682	306,444	359,924	1,121,242
Total assets	339,173	413,971	524,818	1,321,036
Total current liabilities	232,250	300,909	358,556	412,795
Total liabilities	232,250	300,909	358,556	412,795
Total mezzanine equity(1)	263,577	244,426	244,404	—
Total shareholders’ (deficit)/equity(1)	(156,654)	(131,364)	(78,142)	908,241

(1)  Presented giving effect to the redesignation on a one-for-one basis upon the completion of our initial public offering of all Pre-IPO Series A Preferred Shares into Class A Ordinary Shares and all Pre-IPO Series B Preferred Shares into Class B Ordinary Shares.

Risk Factors

Risks Related to Our Business

The online search industry in China is extremely competitive, and if we are unable to compete successfully, it will be difficult for us to maintain or increase our revenues and profitability.

We operate our business in an extremely competitive industry. We face intense competition in every aspect of our business, including competition for users, advertisers, technology, and talent. We face competition for our search and search-related services in China primarily from Baidu Inc., or Baidu, and ShenMa, operated by UCWeb Inc., or UCWeb, which is a subsidiary of Alibaba Group Holding Limited, or Alibaba. Both Baidu and Alibaba have considerably greater financial and technical resources available to them than we do. We also face competition for both users and advertisers from websites and mobile applications that provide specialized search services in China, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and newsfeeds such as Toutiao. We compete for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards and bus advertisements, television, and radio. It is also possible that multinational businesses with considerably greater financial and other resources than ours could expand their offerings in China, making it harder for us to gain market share.

Our existing and potential competitors compete with us for users and advertisers on the basis of the quality and quantity of search results; the features, availability, and ease of use of products and services; and the number and quality of advertising distribution channels. They also compete with us for talent with technological expertise, which is critical to the sustained development of our products and services. If we are unable to differentiate ourselves from our competitors in each of these areas, we may not be able to maintain or increase our user and advertiser base, which would have an adverse impact on our business, results of operations, and growth potential. In addition, we may have difficulty in successfully promoting and differentiating our new products, services, and features as a result of the market power of our competitors.

We must expand our user base to grow our business, and we must continually innovate and adapt our business in an evolving online search industry in order to do so. If we fail to continue to innovate and introduce products and services to enhance user experience, we may not be able to generate sufficient user traffic to remain competitive.

The Internet industry in general and the online search industry in particular have been undergoing rapid changes in technology and in user preferences. Our future success in expanding our user base will depend on our ability to respond to, as well as anticipate and apply, rapidly evolving technologies. We must adapt our existing products and services and develop new products and product areas that will meet the evolving demands of users, deliver attractive experiences for our users that enhance user engagement, and cause our users to return to our services and increase the frequency of their searches on our platforms. Our development and introduction of new products, features, and services are subject to additional risks and uncertainties. Unexpected technical, operational, distribution, or other problems could delay or prevent the development and introduction of one or more of our currently planned and any future new products and services. There are constant innovations in the market regarding search services, search and search-related advertising, and providing information to users. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our operating results will also suffer if our innovations are not responsive to the needs of our users, are not appropriately timed with market opportunity, or are not effectively brought to market. As search technology continues to develop, there may be offered in the China market products and services that are, or that are perceived to be, substantially similar to or better than those generated by our search services. As worldwide focus on the development of AI technologies has intensified, it has become increasingly important to apply AI technologies to online search products and features in order to attract and retain users, and we cannot be sure that we will be able to apply such technologies successfully.

Our competitors may develop and offer new products, services, and features that are similar to ours and may introduce them to the market before we can, and such new offerings from our competitors may be found by users to be more attractive than ours. Moreover, we cannot be sure that any of our new products, services, and features will attract additional users and lead to the generation of incremental revenue.

As users increasingly use mobile devices to access search services and other Internet services in China, we will need to continue to design, develop, promote, and operate new products and services tailored for mobile devices. Our design and development of new products and services that are optimized for mobile devices may not be successful. We may encounter difficulties with the installation and delivery of such new products and services, and they may not function smoothly. As new mobile devices are released or updated, we may encounter problems in developing and upgrading our products and services for the new releases and updates, and we may need to devote significant resources to such development and upgrades. If we are not successful in adapting our offerings for mobile devices as described above, maintenance and growth of our business will be impeded.

If our collaboration with Tencent is terminated or curtailed, our business and prospects for growth will be adversely affected.

We have extensive collaboration with Tencent, one of our largest shareholders. We are the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Approximately 38% of our total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2017. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to us, or if Tencent does not continue to deliver to us an adequate level of access to its platforms or adequately promote our products and services, our business and prospects will be adversely affected. For a detailed discussion of our collaborative arrangements with Tencent, see “Related Party Transactions - Business Collaboration with Tencent.”

Our efforts to expand our collaboration with Tencent may not be successful.

Since October 2017, Tencent has been testing, on a trial basis and for purposes of assessment, the integration of Sogou Search into Weixin/WeChat. With this initiative, users of Weixin/WeChat can use Sogou Search as a general search function within Weixin/WeChat to access Internet information outside Weixin/WeChat. We are working closely with Tencent on product testing and optimization and intend to discuss commercial arrangements upon the completion of the trial stage. However, we cannot assure you that product testing will be successful or that we will be able to reach agreement with Tencent as to commercial terms that would apply to such an integration. If the integration of Sogou Search into Weixin/WeChat is not successful or, even if it is successful, if we are unable to agree with Tencent as to commercial terms and Tencent terminates the integration, we will lose the potential to expand our user base by offering general search services in Weixin/WeChat to its users, which would have an adverse impact on our prospects for growth. In addition, although Tencent has agreed that Sogou Search will be offered as the default general search engine for Tencent products that offer general search functions, such agreement will terminate as to Weixin/WeChat (and as to Tencent products other than Mobile QQ Browser and PC Web navigation products) after September 2018, rather than 2023, if Tencent is able to demonstrate that offering Sogou Search as the default general search engine will “harm the user experience.” See “Related Party Transactions—Business Collaboration with Tencent.” It is difficult for us to predict the potential impact of the inclusion of Sogou Search as the default general search engine in Weixin/WeChat measured under the standard of “harm the user experience.” Even if our general search engine is integrated into Weixin/WeChat, the potential for growth of our business through such integration will be limited if Tencent does not make Sogou Search the default general search engine and a Tencent search engine or a search engine of one of our competitors is given priority over ours in Weixin/WeChat.

Our existing business and our expansion strategy depend on certain additional key collaborative arrangements, and any inability to maintain or develop such relationships could have an adverse effect on our business and prospects for growth.

Our existing business, and our strategy for developing our business, involve maintaining and developing various types of collaborations with third parties, which provide us with access to additional user traffic, search services, products, and technology. For example, our Sogou Wise Doctor delivers healthcare information, and receives healthcare data, through partnerships that provide us with access to articles written by physicians and to a PRC-government sponsored healthcare encyclopedia; our partnership with Zhihu provides us with access to a knowledge-sharing platform; our partnership with Microsoft’s Bing provides us with the technology to provide our users with English content on the Internet that we translate to Chinese in connection with our cross-language search service; and our partnership with China Literature enables our users to access literature from a large online collection. In addition, our various partnerships with third-party Internet properties provide our advertisers significant exposure to users beyond our core search user base. We consider these collaborations to be important to our ability to deliver attractive service, product, and content offerings to our users, in order to maintain and expand our user and advertiser bases, and we believe that it will continue to be important for us to develop similar partnerships in the future. Our inability to maintain and grow such relationships could have an adverse impact on our existing business and our growth prospects.

We also have existing, and hope to develop additional, relationships with mobile device manufactures for pre-installation of our search, input method, and related applications. If we are unable to maintain and expand such relationships, the quality and reach of delivery of our services will be adversely affected, and it may also be difficult for us to maintain and expand our user base and enhance awareness of our brand. In addition, our competitors may establish the same relationships as those we have, which would tend to diminish any advantage we might otherwise gain from these relationships.

If we fail to maintain and expand our collaborations with third-party operators of Internet properties, our revenues and growth may be adversely affected.

We place certain of our advertisers’ promotional links on the Internet properties of third parties, thereby expanding the base of users accessing the advertisements beyond our own user base, and increasing our pay-for-click revenues. If these third parties decide to use a competitor’s or their own online search services, or do not prominently display our advertisements in comparison to those of other advertisers on their properties, or if we fail to attract additional third-party operators of Internet properties, our advertising revenues and growth may be adversely affected.

We may not be able to sustain our historical growth.

We have grown significantly over a relatively short period. Our total Web search page views grew by 22.3%, and our mobile Web search page views grew by 47.0%, on an annualized basis from December 2015 to December 2017. Our revenues grew from US$591.8 million for the year ended December 31, 2015, to US$660.4 million for the year ended December 31, 2016, and to US$908.4 million for the year ended December 31, 2017. However, our 2016 revenues were affected by tightened PRC regulation of the online advertising industry during 2016, which had an adverse impact on the search and search-related advertising market in China in general. See “—Risks Related to China’s Regulatory and Economic Environment—PRC regulations relating to sponsored search have had, and may continue to have, an adverse effect on our results of operations.” We may not be able to sustain a rate of growth in future periods similar to that we experienced in the past, and our revenues may even decline. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

We depend on online advertising for a significant majority of our revenues. If we fail to retain existing advertisers or attract new advertisers for our online advertising services, our business and growth prospects could be harmed.

We earn most of our revenues from our search and search related advertising services. Advertisers will not use our services if they do not find them to be effective in producing a sufficient volume of click-throughs and desired results for advertisers. Our advertisers are generally able to terminate their relationships with us at any time without penalty if they are not satisfied with our services, choose our competitors for similar services, or advertise in media channels other than Internet search. Therefore, it could be difficult for us to maintain or increase our advertiser base, and our revenues and profits could decline or fail to increase.

We rely on third-party advertising agencies for most of our online advertising revenues.

We rely heavily on third-party advertising agencies for our sales to our advertisers. It is important that we maintain good relationships with these agencies. We do not enter into long-term agreements with any of the advertising agencies and cannot assure that we will continue to maintain favorable relationships with them. Further, we provide various types of discounts and rebates to advertising agencies in order to incentivize them to maximize the volume of advertising business that they bring to us. In order to retain or properly incentivize our advertising agencies, it may become necessary in the future for us to increase the levels of such rebates and discounts, which could have an adverse effect on our results of operations.

If we fail to maintain and enhance awareness of and loyalty to our brand, it will be difficult for us to maintain and increase our user and advertiser bases.

It is critical for us to maintain and further enhance our brand if we are to succeed in expanding our user and advertiser bases. Our success in promoting and enhancing our brand, and our ability to remain competitive, will depend on our success in delivering superior user experience and on our marketing efforts. Enhancing our brand awareness may require substantial marketing and promotion expenses. If we are unable to maintain and enhance our brand, or incur significant marketing and promotion expenses that do not achieve anticipated business growth, or are subject to negative publicity that harms our brand, our business and results of operations may be adversely affected.

Our success depends on the continuing efforts of our senior management team and key employees, and our business may be harmed if we lose their services.

Our business heavily depends upon the services of our key executives, particularly Xiaochuan Wang, our Chief Executive Officer. If any of our key executives is unable or unwilling to continue in his or her present position, joins a competitor, or forms a competing company, our business may be severely disrupted. Although executive officers have entered into employment agreements, confidentiality agreements, and non-competition agreements with us, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings by persons employed in the PRC may be more limited when compared to the degree of protection afforded with respect to employees in some other jurisdictions. We do not maintain key-man life insurance for any of our key executives.

We also rely on key highly-skilled personnel for our business. Given the competitive nature of the industry, and in particular our competitors’ increasingly aggressive efforts to provide competitive compensation packages to attract talent in the markets where we operate, it may be difficult for us to recruit and retain qualified personnel, and the risk of members of our key staff leaving us is high. Any such departure could have a disruptive impact on our operations, and if we are unable to recruit, retain and motivate key personnel, we may not be able to grow effectively.

Our strategy of investments in and acquiring complementary businesses and assets may fail, which could result in impairment losses.

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

Requirements of U.S. GAAP regarding the recognition of share-based compensation expense may adversely affect our results of operations and our competitiveness in the employee marketplace.

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have a history of using low or nominally-priced employee share options as an important component of competitive pay packages, in order to align our employees’ interests with the interests of our company and our shareholders and to encourage quality employees to join and remain with us. We have adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain charges for share-based compensation expense related to employee share options. The historical and future recognition of share-based compensation in our statements of comprehensive income has had and will have an impact on our results of operations. On the other hand, if we alter our employee share incentive plans to minimize the corresponding share-based compensation expense, it may limit our ability to continue to use share-based awards as a tool to attract and retain our employees, and it may adversely affect our operations. In addition, there may be future changes in the U.S. GAAP requirements for recognition of share-based compensation expense, which could have similar effects on our results operations and our competitiveness in the market for key employees.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

We regularly review MAU, DAU, number of advertisers, page views, and other operating metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data, have not been validated by an independent third party, and may not be indicative of our future financial results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used across a large population in China. For example, we may not be able to distinguish individual users who have multiple accounts.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If partners or investors do not perceive our user, geographic, or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user, geographic, or other operating metrics, our reputation may be harmed.

We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that we obtained from third party sources, and such information involves assumptions and limitations.

Certain facts, forecasts, and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public data sources and commissioned third-party industry reports. In connection with our preparation of this annual report, we commissioned iResearch to conduct market research concerning the online search and AI industries in China, and we also referred to market research reports of IDC that we had previously commissioned concerning the same industries in the United States. In deriving the market size of these industries, these industry consultants may have adopted different assumptions and estimates for certain metrics, such as MAU. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data and projections involve a number of assumptions and limitations. Our industry data and market share data should be interpreted in the light of the defined industries in which we operate. Any discrepancy in the interpretation of such data could lead to different measurements and projections, and actual results could differ from the projections.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation in the PRC. In addition, contractual agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

Pending or future litigation could have an adverse impact on our financial condition and results of operations.

The online search industry in China is highly competitive and litigious. From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us and we instituted proceedings or asserted counterclaims against our competitors. For example, there are various legal proceedings currently pending between us and Baidu in which we allege that Baidu’s input method infringes certain of our patents relating to Sogou Input Method and seek monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that it has initiated against us that Sogou Input Method infringes certain of its patents, and seeks monetary damages. In addition, we are subject to ongoing unfair competition claims against us brought by Baidu, UCWeb, and Qihoo 360 Technology Co., Ltd., or Qihoo360, separately, in which they allege that certain functions of our Sogou Input Method unfairly divert users to us, and seek monetary damages and cessation of the alleged unfair competitive practices.

Where we can make a reasonable estimate of the liability relating to pending litigation against us and determine that an adverse liability resulting from such litigation is probable we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of our estimates may be inaccurate, in which case our financial condition and results of operation may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user and advertiser base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and Board of Directors’ attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows.

We are currently subject to, and in the future may from time to time face, intellectual property infringement claims, which could be time-consuming and costly to defend, and could have an adverse impact on our financial position and results of operations, particularly if we are required to pay significant damages or cease offering any of our products or curtail any key features of our products.

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We currently are, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business, and may in the future be required to pay damages or to agree to restrict our activities. See “—Pending or future litigation could have an adverse impact on our financial condition and results of operations.” In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third-party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

We may not have exclusive rights to technology, trademarks, and designs that are crucial to our business.

We have applied for various patents relating to our business. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the State Intellectual Property Office of the PRC. Approvals of our patent applications are subject to determinations by the State Intellectual Property Office of the PRC and relevant overseas authorities that there are no prior rights in the applicable territory. In addition, we have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our Sogou logos and other of our key trademarks in the PRC, and the corresponding Chinese versions of the trademarks, so as to establish and protect our exclusive rights to these trademarks. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the Trademark Office of the State Administration for Industry and Commerce, or SAIC, and relevant overseas authorities. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, are subject to determinations by the Trademark Office of the SAIC and relevant overseas authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect our rights to the affected technology, marks, and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of our rights.

If our search results contain information that is inaccurate or harmful to our users, our business and reputation may be adversely affected.

We could be exposed to liability arising from our search results listings if information accessed through our services contains errors, and third parties may make claims against us for losses incurred in reliance on that information. Investigating and defending such claims could be expensive even if they did not result in liability, and we do not carry any liability insurance against such risks.

In addition, if users do not perceive information that they access through our search services to be authoritative, useful, and trustworthy, we may not be able to retain these users or attract additional users, and our reputation, business, and results of operation may be harmed. In addition, if such content contains inaccuracies, it is possible that users will seek to hold us liable for damages, because we provide links to such content, even though such content is provided by third parties and any negative publicity regarding the accuracy of such content could harm our reputation, and reduce user traffic. In addition, any negative publicity or incident involving our peer companies could have an adverse impact on our industry as a whole, which in turn could harm our reputation and reduce our user traffic. For example, in early 2016 it was widely reported that an unsuccessful experimental cancer treatment had been promoted in a sponsored search listing on third party’s Internet property. Even though our search results listings were not involved, we believe that the broad negative publicity surrounding the incident adversely affected the reputation of the online search industry in China in general with an adverse impact on our user traffic and results of operations in 2016.

We may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through our search results.

The online search industry in China is subject to extensive regulation. If content accessed through our search services includes information that PRC governmental authorities find illegal or inappropriate, we may be required to curtail or even shut down our search services, and we may be subject to other penalties. Although we seek to prevent fraudulent or otherwise illegal or inappropriate websites and information from being included in our search results, such measures may not be effective. See “—Risks Related to China’s Regulatory and Economic Environment—Regulation and censorship of information distribution in China may have an adverse effect on our business”; and “—Risks Related to China’s Regulatory and Economic Environment—The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.”

We may be subject to potential liability for claims that search results violate the intellectual property rights of third parties.

It is possible that content that is made available by us through our search results may violate the intellectual property rights of third parties. PRC laws and regulations are evolving, and uncertainties exist with respect to the legal standards for determining the potential liability of online search service providers for search results that provide links to content on third-party websites that infringes copyrights of third parties. In December 2012, the Supreme People’s Court of the PRC promulgated a judicial interpretation providing that PRC courts will place the burden on Internet service providers to remove not only links or content that has been specifically-mentioned in notices of infringement from persons and entities claiming copyright in such content, but also links or content that the providers “should have known” contained infringing content. This interpretation could subject us to significant administrative burdens and might expose us to civil liability and penalties. Further, we rely on content provided by professional researchers and writers, either developed by the outlets themselves or adapted from content of parties separate from such outlets, and it is difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims.

We may be subject to legal liability associated with online activities on our platforms.

We host and provide a wide variety of products and services that enable advertisers to advertise products and services, and users to exchange information and engage in various online activities. We may be subject to claims, investigations, or negative publicity relating to such activities. PRC laws and regulations relating to the liability of providers of online products and services for activities of their users are undeveloped, and their current and future reach are unclear. We also place advertisements on third-party Internet properties, and we offer products and services developed or created by third parties. We may be subject to claims concerning these products and services based on our involvement in providing access to them, even if we do not offer the products and services directly. We could be required to spend considerable financial and managerial resources defending any such claims, and they could result in our having to pay monetary damages or penalties or ceasing certain aspects of our business, which could have an adverse effect on our business and results of operations.

Privacy concerns or security breaches relating to our platforms could damage our reputation, deter current and potential users and advertisers from using our products and services, and expose us to legal penalties and liability.

We collect, process, and store on our servers significant amounts of data concerning our users. While we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps we must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. For example, the PRC Cybersecurity Law became effective in June 2017, but it is unclear as to the circumstances and standard under which the law would apply and violations would be found, and there are great uncertainties as to the interpretation and application of the law. It is possible that our data protection practice is or will be inconsistent with regulatory requirements. See “PRC Regulation—Provision of Internet Content—Information Security and Censorship.” Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or compromise of our security, including through employee error, that results in the release of our user data could seriously harm our reputation and brand, impair our ability to retain and attract users and advertisers, expose us to liability to users whose data is released, and subject us to sanctions and penalties from governmental authorities. We also could be liable for any security breaches of our advertisers’ confidential information. Any security breaches exposing such information could damage our reputation and deter current and potential users and advertisers from using our services.

Our network operations may be vulnerable to hacking and viruses, which may reduce the use of our products and services and expose us to liability.

Our user traffic may decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware, or other computer equipment. Techniques used by hackers to obtain unauthorized access or sabotage systems change frequently and often are not recognized until launched against a target, which means that we may be unable to anticipate new hacking methods or implement adequate security measures. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Internet platforms against hackers, and measures we may take may not be effective. In addition, the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability, as well as damage our reputation and decrease our user traffic.

Our business may be adversely affected by third-party software applications or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party software applications, which may be unintentional or malicious, that make changes to our users’ PCs or mobile devices and interfere with our products and services. These software applications may change our users’ experience by hijacking queries, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. Such interference can occur without disclosure to or consent from users, and users may associate any resulting negative experience with our products and services. Such software applications are often designed to be difficult to remove, block, or disable. Further, software loaded on or added to mobile devices on which our search or other applications, such as Sogou Input Method, are pre-installed may be incompatible with or interfere with or prevent the operation of such applications, which might deter the owners of such devices from using our services.

In addition, third-party website owners, content providers, and developers may implement applications and systems that interfere with our ability to crawl and index their webpages and content, which is critical to the operation of our search services. If we are unable to successfully prevent or limit any such applications or systems that interfere with our products and services, or if a significant number of third-party website owners, content providers, and developers prevent us from indexing and including their webpages and content in our search results, our ability to deliver high-quality search results and a satisfactory user experience will be impeded.

Adoption of Internet advertisement blocking technologies may have an adverse impact on our business and results of operations.

The development of software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. Since our advertising revenues are generally based on user click-throughs, the expansion of advertisement-blocking on the Internet may decrease our advertising revenues, because when advertisements are blocked they are not downloaded from the server, which means such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on or through our sites because of the use by third parties of Internet advertisement blocking measures. In addition, increasing numbers of browsers include technical barriers designed to prevent Internet information service providers such as us to track the browsing history of their Internet users, which is also likely to adversely affect the growth of online advertising and hence our business and growth prospects.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers and our revenues could decline.

Our business is exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we fail to detect significant fraudulent clicks or otherwise are unable to prevent significant fraudulent activity, the affected search advertisers may experience a reduced return on their investment in our pay-for-click services and lose confidence in the integrity of our pay-for-click service systems, and we may have to issue refunds to our advertisers and may lose their future business. If this happens, we may be unable to retain existing advertisers and attract new advertisers for our pay-for-click services, and our search revenues could decline. In addition, affected advertisers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merit, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our search advertisers’ confidence in the integrity of our pay-for-click services and systems.

Web spam and content farms, as well as our attempts to block them, could decrease the quality of our search results, and could deter our current and potential users from using our products and services.

The proliferation of search engine spam websites, commonly referred to as Web spam, which attempt to manipulate search indexing to cause them to appear higher in search results ranking hierarchies than they would without such manipulation, can have the effect of weakening the integrity of our search results and causing users to lose confidence in our search products and services. “Content farm” websites, which commission very large amounts of content, often of low quality, for the purpose, similar to that of Web spam, of causing such content farms’ links to obtain relatively high ranking in Internet providers’ search results, can have similar adverse effects.

While we use, and continually improve, technology designed to detect and block Web spam, the algorithms we apply may nevertheless result in excessive filtering that blocks desirable websites from our search results. Therefore, both the existence of Web spam and content farms, and our attempts to block them, could deter our current and potential users from using our products and services. In addition, as some of our third-party Internet-property collaborators could include Web spam or content farm websites, our advertising revenues could be reduced by our efforts to filter such websites. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China.

Our growth will depend in part on the PRC government and state-owned telecommunications services providers maintaining and expanding Internet and telecommunications infrastructure, standards, protocols, and complementary products and services to facilitate our reaching a broader base of Internet users in China.

Almost all access to the Internet in China is maintained through China Mobile, China Unicom and China Telecom under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. We rely on this infrastructure and China Mobile, China Unicom, and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced aggressive plans to develop the national information infrastructure, this infrastructure may not be developed and the Internet infrastructure in China may not be able to support the continued growth of Internet usage. In addition, we will be unlikely to have access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure.

Interruption or failure of our information technology and communications systems may result in reduced user traffic and harm to our reputation and business.

Interruption or failure of any of our information technology and communications systems or those of the operators of third-party Internet properties with which we collaborate could impede or prevent our ability to provide our search and search-related services. In addition, our operations are vulnerable to natural disasters and other events. Our disaster recovery plan for our servers cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, hacking, and similar events. If any of the foregoing occurs, we may experience a partial or complete system shutdown. Furthermore, our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions.

Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, could have an adverse impact on our users’ experience and reduce our users’ satisfaction, our attractiveness to users and advertisers, and future user traffic and advertising on our platform.

Furthermore, we do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Internet platforms to mirror our online resources.

We face risks related to natural disasters, health epidemics, or terrorist attacks.

Our business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis, outbreaks of health epidemics such as an outbreak of avian influenza; severe acute respiratory syndrome, or SARS; Zika virus; or Ebola virus, as well as terrorist attacks, other acts of violence or war, or social instability. If any of these occurs, we may be required to temporarily or permanently close and our business operations may be suspended or terminated.

Risks Related to Our Corporate Structure

In order to comply with PRC regulatory requirements, we operate a portion of our business through our primary VIE, Sogou Information, a company with which we have contractual relationships but in which we do not have an actual ownership interest, and its three direct and indirect wholly-owned subsidiaries. If these contractual arrangements and our current ownership structure were found to be in violation of current or future PRC laws and regulations we could be subject to severe penalties.

Various regulations in the PRC restrict or prohibit foreign-owned companies from operating in specified industries, such as the provision of Internet information, online games, mobile applications, Internet access, and certain other industries. As we are a Cayman Islands company and our direct and indirect wholly-owned subsidiaries Sogou (BVI) Limited, or Sogou BVI, Sogou Hong Kong Limited, or Sogou HK, and Vast Creation Advertising Media Services Limited, or Vast Creation, are incorporated in the British Virgin Islands and Hong Kong, our indirect wholly-owned PRC subsidiaries, Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, and Beijing Sogou Network Technology Co., Ltd. or Sogou Network, are wholly foreign-owned enterprises, or WFOEs, under PRC law and are considered to be foreign-owned. In order to comply with PRC regulatory requirements, we conduct certain of our Internet and other value-added telecommunication operations in the PRC through our VIE Sogou Information, which is incorporated in the PRC and is owned 10% by our Chief Executive Officer, 45% by our controlling shareholder Sohu, and 45% by a Tencent group entity; and through three direct and indirect subsidiaries of Sogou Information, which are also considered to be our VIEs. Through a series of contractual arrangements, Sogou Information, of which we are the primary beneficiary, and Sogou Information’s three direct and indirect subsidiaries are effectively controlled by our subsidiary Sogou Technology. Revenues generated by our VIEs represented 18.6%, 24.1%, and 28.3%, respectively, of our total revenues for the years ended December 31, 2015, 2016, and 2017.

On January 19, 2015, the Ministry of Commerce, or MOFCOM, released on its Website for public comment a proposed PRC law, or the Draft FIE Law, that could be interpreted to include VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC laws on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our VIE arrangements, and as a result our VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs, such as ours, that operate in restricted or prohibited industries and are not controlled by entities organized under PRC laws or individuals who are PRC citizens. There remain significant uncertainties as to how various provisions of the Draft FIE Law might be interpreted. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, our ability to use our VIE arrangements and our ability to conduct business through them could be severely limited.

In addition, pursuant to Circular 6 and the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements, or offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules. PRC governmental authorities may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these PRC national security review requirements, see “PRC Regulation—Regulation of M&A and Overseas Listings.”

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, our current ownership structure, the ownership structure of our PRC subsidiaries and VIEs and the contractual arrangements between our PRC subsidiaries, VIEs and its shareholders are in compliance with existing PRC laws, rules, and regulations. Our PRC legal counsel also advises us that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we and our PRC legal counsel cannot assure you that PRC governmental authorities will not ultimately take a view contrary to that of our PRC legal counsel. If we were found to be in violation of any existing or future PRC laws or regulations relating to foreign ownership of value-added telecommunications businesses, online search services, online games, and other online information and content services, including the Draft FIE Law if it becomes effective, and security reviews of foreign investments in such businesses, governmental authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of our PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Internet platforms, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition, and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs’ assets and operating results into our consolidated financial statements could be adversely affected.

We depend upon contractual arrangements with our VIE Sogou Information and its shareholders for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of the entities and may be difficult to enforce.

Due to the restrictions or prohibitions on foreign ownership over online search services, online games operations and other value-added telecommunication business in the PRC, we depend on our VIEs, in which we have no direct ownership interest, to provide those services through contractual agreements with our VIE Sogou Information and to hold some of our assets, including some of the domain names and trademarks relating to our business. These arrangements may not be as effective in providing control over our business operations as would direct ownership of our VIEs. For example, if we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to affect control and management of our VIEs, which exposes us to the risk of potential breach of VIE contracts by the VIEs or their shareholders, such as their failing to use the domain names and trademarks held by them, or failing to maintain our Internet platforms, in an acceptable manner or taking other actions that are detrimental to our interests. In addition, as our VIE Sogou Information is jointly owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. In addition, some of our subsidiaries and VIEs could fail to take actions required for our business, such as entering into business contracts with potential suppliers or failing to maintain the necessary permits for the business. Furthermore, if the shareholders of Sogou Information were involved in proceedings that had an adverse impact on their shareholder interests in Sogou Information or on our ability to enforce relevant contracts related to the VIE structure, our overall business, financial condition, and results of operations could be adversely affected.

The shareholders of Sogou Information may breach, or cause Sogou Information to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of Sogou Information and the interests of our subsidiaries may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of Sogou Information with respect to their ownership of Sogou Information, which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC laws or are otherwise unenforceable. If the contractual arrangements with Sogou Information were found by PRC governmental authorities with appropriate jurisdiction to be unenforceable, we could lose control over the assets owned by Sogou Information and our other VIEs and lose our ability to consolidate such VIEs’ results of operations, assets, and liabilities in our consolidated financial statements and/or to transfer the revenues of our VIEs to our corresponding PRC subsidiary Sogou Technology.

As all of the contractual arrangements with Sogou Information and its shareholders are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC laws, including specific performance, injunctive relief, or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreement for the transfer of equity interests in Sogou Information, if the transferee was a foreign company the transfer would be subject to approval by PRC governmental authorities such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these PRC governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approvals. In addition, our VIE contracts might not be enforceable in China if PRC governmental authorities, courts or arbitral tribunals took the view that such contracts contravened PRC laws or were otherwise not enforceable for public policy reasons.

Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over our VIEs, and our ability to conduct our business, and our financial condition and results of operation would be severely adversely affected.

The contractual arrangements between our subsidiary Sogou Technology and our VIE Sogou Information may result in adverse tax consequences to us.

PRC laws and regulations emphasize the requirement of an arm’s-length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by PRC tax authorities.

Under a tax inspection, if our transfer pricing arrangements between our China-based subsidiary Sogou Technology and our VIE Sogou Information are judged as tax avoidance, or related documentation does not meet the requirements for such arrangements, Sogou Information and Sogou Technology may be subject to adverse tax consequences, such as a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Sogou Information, which could adversely affect us by (i) increasing Sogou Information’s tax liabilities without reducing Sogou Technology’s tax liabilities, which could further result in interest and penalties being levied on us for unpaid taxes or (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives. In addition, if for any reason we need to cause the transfer of any of the shareholders’ equity interest in any Sogou Information to a different nominee shareholder, we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

If one or more of our VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding, we may lose the ability to use and enjoy assets held by those VIEs.

Our VIEs hold assets, such as our core intellectual property, licenses, and permits, that are critical to our business operations. Although the equity interest purchase rights agreement among our PRC subsidiaries, our VIE Sogou Information, and the shareholders of Sogou Information contains terms that specifically obligate such shareholders to ensure the valid existence of Sogou Information and our other VIEs, in the event these shareholders breached their obligations and voluntarily liquidated our VIEs, or if any of our VIEs declared bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of our VIEs were to undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors might claim rights to some or all of such VIEs’ assets and their rights could be senior to our rights under the VIE contracts with Sogou Information, which could hinder our ability to operate our business.

Risks Related to China’s Regulatory and Economic Environment

PRC regulations relating to sponsored search have had, and may continue to have, an adverse effect on our results of operations.

On April 13, 2016, the SAIC and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals such as ours. The Cyberspace Administration of China, or the CAOC, issued the Interim Measures for the Administration of Online Search, or the CAOC Interim Measures, which became effective on August 1, 2016 and require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such. The SAIC issued the Interim Measures for the Administration of Online Advertising, or the SAIC Interim Measures, which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services and have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages, which had an adverse impact on our search and search-related revenues and overall results of operations for 2016 and, along with the tax on advertising, are likely to continue to have such an impact. We cannot assure you that PRC governmental authorities will not issue new laws or regulations specifically regulating sponsored search services, which could further impact our revenues.

Political, economic, and social policies of the PRC government could affect our business.

Substantially all of our business, operating assets, fixed assets and operations are located in China, and substantially all of our revenues are derived from our operations in China. Accordingly, our business may be adversely affected by changes in political, economic or social conditions in China, adjustments in PRC government policies or changes in laws and regulations.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

•                  structure;

•                  level of government involvement;

•                  level of development;

•                  level of capital reinvestment;

•                  growth rate;

•                  control of foreign exchange; and

•                  methods of allocating resources.

Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict the future effects of the economic reform and macroeconomic measures adopted by the PRC government on our business or results of operations. Furthermore, the PRC government began to focus more attention on social issues in recent years and has promulgated or may promulgate additional laws or regulations in this area, which could affect our business in China.

While the Chinese economy has grown significantly over the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.7% in 2013, to 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, and to 6.9% in 2017. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

The PRC legal system embodies uncertainties that could limit the legal protections available to us and you, or could lead to penalties on us.

The PRC legal system is a civil law system based on written statutes and regulations. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries Sogou Technology and Sogou Network are WFOEs that are incorporated in China and wholly owned by our indirect offshore subsidiaries. As WFOEs, Sogou Technology and Sogou Network are subject to laws and regulations applicable to foreign investment in China. All of our subsidiaries and VIEs incorporated in China are also subject to all other applicable PRC laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, it is possible that the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. Such uncertainties may also make it easier for others to infringe our intellectual property without significant cost, and new entrants to the market may tend to use gray areas to compete with us. In addition, uncertainties in the PRC legal system may lead to penalties imposed on us because of a difference in interpretation of the applicable laws between the relevant PRC governmental authorities and us. For example, under current tax laws and regulations, we are responsible for paying value-added tax. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment, we may be found to be in violation of the tax laws and regulations based on the interpretation of competent PRC tax authorities with regard to the scope of taxable services and the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

If we are found to be in violation of current or future PRC laws and regulations regarding Internet-related services and telecom-related activities, we could be subject to penalties or restrictions on our business activities.

The PRC has enacted laws and regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to require licenses on various aspects of the provision of Internet information and content, such as online video and music, online games, online publishing, and newsfeed services.

Although we do not directly provide video and music content, our video and music link-aggregation services may be considered to be the provision of Internet audio-visual programs, which would require us to obtain an Internet audio-visual program transmission license. None of our VIEs currently holds such a license. In addition, current PRC laws and regulations require an applicant for an Internet audio-visual program transmission license to be a wholly state-owned or state-controlled entity unless the applicant had been operating a business involving transmission of Internet audio-visual programs prior to December 20, 2007. None of our VIEs currently is an eligible applicant for such a license, as none of them was operating Internet audio-visual services prior to December 20, 2007. If our video and music link-aggregation services were found to violate the applicable laws and regulations, we could be subject to fines, forced to remove all of the audio-visual links from our platform, and subject to a penalty equal to one to two times our total investment in the affected business. As of the date of this annual report, we are in the process of negotiating to acquire an entity that holds a valid Internet audio-visual program transmission license. Such negotiation is at a preliminary stage, and there is no assurance that we will be able to reach a deal on commercially reasonable terms in a timely manner, or at all.

Current PRC laws and regulations require us to obtain an Internet publishing license for our online literature services and Sogou Ask. An Internet publishing license may also be required for our image search services and the distribution of online games through our Sogou Game Center, as these services may be considered to be “online publication services,” which require an Internet publishing license under current PRC laws and regulations. None of our VIEs currently holds such a license. In addition, none of our VIEs currently holds an online news service license, which is required for our news search and newsfeed services. Operating without an Internet publishing license and an online news service license may subject us to various administrative sanctions, including fines and suspension of our relevant services. We are in the process of preparing an application for an Internet publishing license as of the date of this annual report. While PRC laws and regulations require relevant governmental authorities to decide on an application for the Internet publishing license within 60 days after receiving a completed application, and we believe that we meet the qualifications for obtaining such a license, the approval process may take longer in practice, and we may not be able to receive approval for the license in a timely manner, or at all. As of the date of this annual report, we are also in the process of preparing applications for an online news search license. However, it appears that the competent governmental authority may not currently be accepting new applications for online news search licenses, except applications for the renewal of licenses previously obtained. We plan to submit an application for an online news search license as soon as it becomes clear that the competent governmental authority is accepting new applications. However, uncertainties remain as to when the relevant governmental authority will begin to accept new applications for online news search licenses and, even after we have submitted an application if and when the governmental authority begins to accept applications, there is no assurance that we will be granted the license in a timely manner, or at all.

Although we are committed to complying with the above-described PRC laws and regulations applicable to Internet-related service and telecom-related activities, we cannot guarantee that we are now or will in the future be in full compliance with any such laws and regulations that apply to our services and activities. In the past, PRC governmental authorities have imposed warnings and fines on us for conducting business without the aforementioned licenses. We cannot guarantee that PRC governmental authorities will not impose similar or greater penalties on us in the future, which may include warnings, fines, mandates to remedy any violations, and/or cease providing all services and activities for which the licenses are required. The PRC government may also promulgate new laws and regulations that require additional licenses, permits and/or approvals for the operation of any of our existing and/or future businesses. If we are unable to obtain such licenses, permits, and/or approvals in a timely fashion, we could be subject to further penalties and operational disruption and our financial condition and results of operations could be adversely affected. For more details regarding PRC regulations, see “PRC Regulation.”

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our corporate structure and our initial public offering, and the failure to obtain any required approval could have an adverse effect on our business and results of operations and the trading price of our ADSs.

In 2006, six PRC regulatory agencies, including the MOFCOM and the CSRC, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. See “PRC Regulation—Regulation of M&A and Overseas Listings.” Under the M&A Rules, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. The application of the M&A Rules remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC was not required under the M&A Rules for the listing and trading of our ADSs because, among other reasons, (i) Sogou Technology and Sogou Network were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of the Company; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. Although we did not apply for approval from the CSRC for our initial public offering based on the advice of our PRC legal counsel, we and our PRC legal counsel cannot assure you that the relevant PRC government agencies, including the MOFCOM and the CSRC, would not reach a different conclusion.

Commerce & Finance Law Offices has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any current or future laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agency subsequently determines that we needed to obtain CSRC approval for our initial public offering, either by interpretation, clarification, or amendment of the M&A Rules or by any new rules, regulations, or directives promulgated after the date of this annual report, we may face sanctions by the CSRC or other PRC regulatory agency. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays or restrictions on the repatriation of the proceeds from our initial public offering into the PRC, restrictions on or prohibition of the payment or remittance of dividends by our China-based subsidiaries, or other actions that could have an adverse effect on our business and results of operations, as well as the trading price of our ADSs. We cannot predict when the CSRC will promulgate additional rules or other guidance. Moreover, additional rules or guidance, to the extent issued, may fail to resolve ambiguities under the M&A Rules. Uncertainties or negative publicity regarding the M&A Rules also could have an adverse effect on the trading price of our ADSs.

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

We entered into a series of transactions with Tencent in 2013 that resulted in Tencent being our largest shareholder and a Tencent group entity also holding a 45% interest in Sogou Information. If Tencent’s investment in us ended due to competitive or regulatory reasons, our collaboration with Tencent may also be adversely affected.

The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

The PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes to violate PRC laws, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the PRC government. Furthermore, the Ministry of Public Security has the authority to make any local Internet service provider block any Website maintained outside the PRC at its sole discretion. Even if we comply with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the PRC government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liabilities for content delivered through our services that is deemed inappropriate and for any unlawful actions of users of our products and services under regulations promulgated by the MIIT, such potential liabilities including the imposition of fines or even the shutting down of the Internet platforms.

Furthermore, we are required to delete content that clearly violates PRC laws and report content that may violate PRC laws. We may have difficulty determining the type of content that may result in liability for us and, if we are wrong, we may be prevented from operating our Internet platforms.

Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax.

PRC legal restrictions permit payment of dividends by our PRC subsidiaries only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are also required to set aside 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends.

Furthermore, the PRC Corporate Income Tax Law, or the CIT Law, provides that a withholding tax at a rate of up to 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent that such dividends are derived from sources within the PRC. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the China-HK Tax Arrangement, which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the competent PRC tax authorities. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT issued a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement (“Circular 601”), which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities. A company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC Subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual rate of 10%. All of our foreign-invested enterprises are subject to withholding tax, generally at a 10% rate.

Our offshore entities may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash requirements those offshore entities may have. Our offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in China are subject to restrictions imposed by PRC law on paying such dividends and making other payments.

Sogou Inc. is a holding company with no operating assets other than investments in Chinese operating entities through our intermediate holding companies, our subsidiaries in the Cayman Islands, and our VIEs. Our offshore entities may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries for their cash requirements in excess of any cash raised from investors and retained by us or our other offshore entities. The primary source of any dividend payments to our offshore entities would need to be our PRC subsidiaries. It is possible that our PRC subsidiaries will not continue to receive payments in accordance with our VIE contracts with Sogou Information if such payments become subject to restrictions imposed by PRC laws. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, dividends paid out of the PRC are generally subject to a withholding tax of 10%.

The PRC government also imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currencies. If we or any of our subsidiaries are unable to receive the revenues from our operations through these service agreements and other arrangements, we may be unable to effectively fund any cash requirements we may have.

Regulation and censorship of information distribution in China may have an adverse effect on our business.

China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party takes the responsibility to censor news published in China to ensure, supervise, and control a particular political ideology. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in websites and the actions of users of their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, because many PRC laws, regulations, and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainties. As a result, in many cases an Internet platform operator may have difficulty determining the type of content that may subject it to liability.

Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. Meanwhile, the Ministry of Public Security also has the authority to require any local Internet service provider to block any Website maintained outside China at its sole discretion. If the PRC government were to take action or exercise its authority to limit or eliminate our provision of access to information or to limit or regulate current or future applications available to our users, our business would be adversely affected.

The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any Website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted by us. Furthermore, where the transmitted content clearly violates the PRC laws, we will be required to delete it. Moreover, if we consider transmitted content suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement required safeguards against security breaches, we may be shut down. As the implementing rules of these new regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We may be subject to the PRC government’s ongoing crackdown on Internet pornographic content.

The PRC government has stringent prohibitions on online pornographic information and has launched several crackdowns on Internet pornography recently. On December 4, 2009, the MIIT and other three PRC governmental authorities jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media, or the Anti-Pornography Notice, to further crack down on online pornography. Pursuant to this Anti-Pornography Notice, monetary rewards will be provided to Internet users who report websites that feature pornography. On April 13, 2014, the National Working Group on Anti-Pornography and three other PRC governmental authorities jointly issued the Anti-Pornography Proclamation, under which Internet service providers, including search companies such as us, must put in place software or other filters to prevent from appearing in search results, and immediately remove texts, images, video, advertisements, and other information that contain pornographic content. The relevant PRC governmental authorities may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. It is possible that our users may engage in obscene conversations or activities on our platform that may be deemed illegal under PRC laws and regulations, and there is no assurance that content considered vulgar by PRC governmental authorities will not appear through our search services in the future. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed under PRC laws and regulations to have facilitated the accessing of inappropriate content through on our platform. In addition, if we are alleged by the government of providing access to vulgar content, our reputation could be adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC laws.

In July 2014, SAFE promulgated Circular 37, which replaced Circular 75, promulgated by SAFE in October 2005 Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entities, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entities, including restrictions on the ability to contribute additional capital to the PRC entities.

We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of Circular 37 and other related rules, and requested such shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under Circular 37 and other related rules prior to our initial public offering. However, we may not be informed of the identities of all the PRC residents holding indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or related rules.

Failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, or limit our ability to contribute additional capital to our PRC subsidiaries, or limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. It is possible that some or all of our shareholders who are PRC residents will not comply with all the requirements required by Circular 37 or related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or legal sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in these subsidiaries and restrict our cross-border investment activities, which could in turn limit our ability to distribute dividends to holders of our ordinary shares and ADSs.

PRC regulatory requirements with respect to transfers by offshore holding companies, such as us, to their PRC subsidiaries and VIEs and governmental control of currency conversion may limit or delay our ability to transfer the net proceeds of our initial public offering to our PRC subsidiaries and VIEs, which could have an adverse effect on our ability to fund and expand our business.

As a holding company incorporated in the Cayman Islands, we will need to comply with applicable PRC laws and regulations in order to transfer the net proceeds of our initial public offering to our PRC subsidiaries, Sogou Technology and Sogou Network, which are WFOEs under PRC law and are treated as FIEs, or to our VIEs in the PRC. We intend to contribute some or all of the net proceeds of our initial public offering to our PRC subsidiaries, and to convert the contributed net proceeds into RMB. In order to make a capital contribution to either of our PRC subsidiaries, and convert the contributed amount from U.S. dollars into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the MOFCOM or one of its local branches, the SAFE or one of its local branches, or an authorized bank. If we transfer any of the proceeds of our initial public offering to one of our PRC subsidiaries or VIEs through loans, under current PRC law we will also need to register such loans with the SAFE or one its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets and, in the case of one of our VIEs, to two times the VIE’s net assets.

The need to comply with such requirements could prevent us from making timely transfers of the net proceeds of our initial public offering to our PRC subsidiaries and, in the event we wish to make such transfers through loans to our PRC subsidiaries or VIEs, will limit the amounts of the net proceeds that we may transfer, which could limit our ability to fund or expand our business in accordance with our intended use of the proceeds of our initial public offering. The amounts of total investment and registered capital of Sogou Technology as of December 31, 2017 were approximately US$100.0 million and US$40.0 million, and two times its net assets was equal to US$596.5 million, meaning that the limit on the proceeds of our initial public offering that we would be permitted to loan to Sogou Technology as of December 31, 2017 would be US$596.5 million. The amounts of total investment and registered capital of Sogou Network as of December 31, 2017 were both approximately US$0.8 million, and two times its net assets was equal to negative US$54.5 million, meaning that amount of the proceeds of our initial public offering that we would be permitted to loan to Sogou Technology Network would be US$nil. Two times the net assets of our four VIEs was equal to US$78.6 million (Sogou Information), US$18.1 million (Chengdu Easypay), US$7.0 million (Shi Ji Si Su), and negative US$2.3 million (Shi Ji Guang Su), respectively, as of December 31, 2017, which represent the respective statutory limits on the amounts of loans we would be permitted to make to them as of December 31, 2017.

On March 30, 2015, SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, which replaced previous regulations limiting a foreign-invested company’s use of its RMB-settled registered capital. Although Circular 19 has lifted certain restrictions on the use by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies, it continues to apply certain limits, including that such registered capital must be used only for purposes within the foreign-invested enterprise’s approved business scope, and provides that violations of the regulations can result in severe penalties, including large fines. These regulations may limit our ability to transfer the net proceeds of our initial public offering through contributions or loans to our PRC subsidiaries and VIEs to invest in or acquire other businesses or establish additional VIEs as it is unclear whether the SAFE would consider such uses to be within the respective scopes of business of our PRC subsidiaries and VIEs.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee share options.

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and the related Implementation Rules issued the SAFE, all foreign exchange transactions by a PRC citizen involving an employee incentive plan of an overseas publicly-listed company may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Offshore Share Incentives Rules, issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly-listed company under such employee share incentive plans are required to register with the SAFE or its local offices and comply with a series of other requirements. The Offshore Share Incentives Rules also specify requirements for registration of share incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our board of directors who have been granted share options or other share-based awards, are subject to the Administration Measures on Individual Foreign Exchange Control, the related Implementation Rules, and the Offshore Share Incentives Rules. In addition, pursuant to Circular 37, a privately-held special purpose vehicle’s grant of equity incentives to a PRC citizen is subject to foreign exchange registration and, prior to making an investment in or receiving a grant of a share-based award in such an entity, a PRC citizen is required to apply with the relevant PRC governmental authorities for foreign exchange registration of the investment. Our PRC employees who have been granted share-based awards or held shares have not made the required registrations. We have applied for registration of our 2017 Share Incentive Plan with the SAFE, and we are in in process of applying for such registration of our 2010 Share Incentive Plan. If our 2017 Share Incentive Plan and 2010 Share Incentive Plan are not accepted for registration by the SAFE, we may not be able to grant further share-based awards to our PRC employees, we and those who have received awards may be subject to fines and legal sanctions, and our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us may be limited.

If the status of certain of our PRC subsidiaries and VIEs as “High and New Technology Enterprises,” “Key National Software Enterprises,” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid taxes and may be subject to a higher tax rate, which would adversely affect our results of operations.

The CIT Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. The CIT Law and its implementing rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year before December 31, 2017 and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise,” or KNSE, is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of Software Enterprises or KNSEs must perform a self-assessment each year to ensure they meet the relevant criteria for qualification. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant PRC governmental authorities determine that it failed to meet applicable criteria for qualification, PRC governmental authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable.

There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementing regulations. It is possible that the HNTE, Software Enterprise, and KNSE qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their value-added tax, or VAT, will be challenged by higher-level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the CIT Law. For example, in 2016 the SAT issued a circular with new criteria for certifying a Software Enterprise. Therefore, it is possible that the qualification of one or more of our PRC Subsidiaries or VIEs as a Software Enterprise will be challenged in the future or that such companies will not be able to take any further actions, such as re-application for Software Enterprise qualification, to enjoy such preferential tax treatment. If those operating entities cannot qualify for such preferential income tax status, our effective income tax rate will be increased significantly and we may have to pay additional income taxes to make up the previously unpaid taxes, which would reduce our net income.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to PRC taxation on our worldwide income.

The CIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located within the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income (including dividend income received from subsidiaries). Under the Implementing Regulations for the Corporate Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Since substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC-resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC taxes on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and the results of operations, even though dividends distributed from our PRC Subsidiaries to us could be exempted from Chinese dividend withholding tax under the CIT Law for PRC-resident recipients.

Dividends paid by us to our foreign investors and profits on the sale of our shares or ADSs may be subject to tax under PRC tax laws.

Under the Implementing Regulations for the Corporate Income Tax Law, PRC income tax at the rate of 10% is applicable to dividends paid to investors that are “non-resident enterprises,” without an establishment or place of business in the PRC, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. In addition, any profits realized through the transfer of shares by such investors are subject to 10% PRC income tax if such profits are regarded as income derived from sources within the PRC. It is unclear whether dividends we pay with respect to our shares, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC taxes if we were treated as a PRC resident enterprise under the CIT Law. Non-resident individual investors may be liable for PRC income tax at a rate of 20% on dividend payments or in respect of profits on transfer of ADSs if such amounts are deemed to arise from sources within the PRC. In the case of dividend payments, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold PRC income tax on dividends paid to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be adversely affected.

Restrictions on currency exchange may limit our ability to use our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in RMB. The RMB is not freely tradable in “capital account” transactions, which include foreign direct investment. Foreign exchange transactions classified as capital account transactions are subject to limitations and require approval from the SAFE. This could affect our China-based subsidiaries’ ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Further, the RMB is at present freely convertible in “current account” transactions, which include dividends, and trade and service-related foreign exchange transactions, and our China-based subsidiaries may purchase and retain foreign exchange for settlement of such transactions, including payment of dividends, without the approval of the SAFE. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues are likely to be in the form of RMB, these existing restrictions, and any future restrictions, on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside of the PRC, or to make expenditures denominated in foreign currencies.

We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar, which could reduce the value on an investment in our ADSs.

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. If the RMB depreciates relative to the U.S. dollar, our revenues and assets as expressed in our U.S. dollar financial statements will decline in value. In addition, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Risks Related to Our Class A Ordinary Shares and ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Amended and Restated Memorandum of Association and Amended Restated Articles of Association and we are governed by the Companies Law of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to legal take action against our directors and us, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

It may be difficult to enforce any civil judgments against us or our Board of Directors or officers, because most of our operating and/or fixed assets are located outside the United States.

Although we are incorporated in the Cayman Islands, most of our operating and fixed assets are located in the PRC. As a result, it may be difficult for investors to enforce judgments outside the United States obtained in actions brought against us in the United States, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In addition, certain of our directors and officers (principally based in the PRC) and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those directors and officers, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our PRC legal counsel that, in their opinion, there are substantial uncertainties as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state of the United States.

From time to time, press reports in the United States questioning the VIE structure used by us and various Chinese companies publicly traded in the United States may create concern among investors that may cause our ADS price to fluctuate.

In recent years various prominent Western news outlets have questioned the use by Chinese companies that are publicly traded in the United States of VIE structure as a means of complying with PRC laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as sponsored search, Internet information and content, online advertising, online game, and value-added telecommunication services. Some of such news reports have also sought to draw a connection between widely-reported accounting issues at certain Chinese companies and the use of VIE structure. Such news reports appear to have had the effect of causing concern among investors in several Chinese companies that are publicly traded in the United States. While we are not aware of any causal connection between the reported accounting scandals and the use of VIE structure, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our ADSs to drop further.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit workpapers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs and Class A ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in our efforts to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We are a “controlled company” within the meaning of the New York Stock Exchange Listed Company Manual and as a result we are entitled to, and do, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. We also have invoked one of the “home country practice” exceptions to the corporate governance requirements of the New York Stock Exchange Listed Company Manual that are available to foreign private issuers such as us, and we may invoke additional such exceptions in the future.

Sohu, through its ownership of Class B Ordinary Shares and the Voting Agreement with Tencent, will have the power to appoint a majority of our board of directors. As a result, we will be a “controlled company” under the New York Stock Exchange Listed Company Manual. We will rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

•                  that we have a majority of independent directors on our board;

•                  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•                  for an annual performance evaluation of the nominating/corporate governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. If we are no longer a “controlled company,” we may in the future invoke “home country” exceptions available to foreign private issuers, such as us, under the New York Stock Exchange Listed Company Manual which are similar to the exemptions for controlled companies, and also include the possibility of additional exceptions from the New York Stock Exchange Listed Company Manual, such as the requirement that equity-compensation plans be approved by shareholders. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent, has the power to appoint a majority of our board of directors and Sohu and Tencent together have the voting power to control the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent, has the power to appoint a majority of our board of directors. Sohu and Tencent together have indirect shareholdings totaling approximately 71.2% of the total of our outstanding Class A and Class B Ordinary Shares and totaling approximately 96.1% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares, due to the additional voting power of the Class B Ordinary Shares. Sohu’s and Tencent’s combined voting power give them the power to control actions that require shareholder approval under Cayman Islands law, our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, and the New York Stock Exchange Listed Company Manual, including significant mergers and acquisitions and other business combinations, changes to our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu and Tencent will continue to have this power even if, at some point in the future, they hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Sohu’s and Tencent’s voting control may cause transactions to occur that might not be beneficial to the holders of our ADSs, and may prevent transactions that would be beneficial to them. For example, Sohu’s and Tencent’s voting control may prevent a transaction involving a change of control of us, including transactions in which a holder of our ADSs might otherwise receive a premium for such securities over the then-current market price. In addition, Sohu and Tencent are not prohibited from selling their interests in us to a third party. Subject to certain limitations, if Sohu or Tencent is acquired or otherwise undergoes a change of control, or sells a controlling interest in us, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Sohu or Tencent, as applicable, and may do so in a manner that could vary significantly from that of Sohu or Tencent.

We may have conflicts of interest with Sohu and Tencent, and such conflicts may not be resolved in our favor.

Conflicts of interest may arise between Sohu and Tencent, on the one hand, and us, on the other hand, in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•                  Employee recruiting and retention.  Because Sohu, Tencent, and we operate primarily in China and the main focus of the businesses of each of us is Internet services, we may compete with Sohu and Tencent in the hiring of new employees, in particular with respect to technology research and development. We have non-solicitation arrangements with Sohu and Tencent that would restrict either Sohu or Tencent, on the one hand, or us, on the other hand from hiring any of the other’s employees.

•                  Our board members and executive officers may have conflicts of interest.  Dr. Charles Zhang, who is our Chairman of the Board, is currently also serving as Sohu’s chairman and chief executive officer. By virtue of the high-vote Class B Ordinary Shares held by Sohu and Tencent and the voting agreement between Sohu and Tencent, Sohu will have the power and right to appoint a majority of our Board of Directors and Tencent will have the right to appoint two of the member of our Board of Directors. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu or Tencent and us.

•                  Sale of shares in our company.  Although there are restrictions in the Voting Agreement among us, Sohu, and Tencent on transfers by Sohu or Tencent to competitors of ours, if the Voting Agreement were to terminate, Sohu or Tencent would no longer be subject to such transfer restrictions and may decide to sell all or a portion of our shares that it holds to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees and holders of our ADSs.

•                  Allocation of business opportunities.  Business opportunities may arise that both we and Sohu or Tencent find attractive, and which would complement our respective businesses. Sohu or Tencent may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•                  Developing business relationships with competitors of Sohu and Tencent.  For so long as Sohu retains the power to appoint a majority of our Board of Directors and Sohu and Tencent voting together retain the power to decide all other matters put to a vote of our shareholders, we may be limited in our ability to do business with the competitors of either of them, such as other providers of various Internet services in China. This may limit our ability to enter into business relationships that might be in our best interests and those of our shareholders other than Sohu or Tencent.

Although we are a stand-alone entity separate from Sohu and Tencent, we expect to operate, for as long as Sohu has the right to appoint a majority of our Board of Directors, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of shareholders other than Sohu. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both Sohu and we and Tencent seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

The market price for our ADSs may fluctuate.

The trading price of our ADSs has been and may continue to be subject to fluctuations. During the period from November 9, 2017, the first day of trading of our ADSs on the New York Stock Exchange, until February 21, 2018, the trading price of our ADSs ranged from US$8.08 to US$14.70 per ADS, and the closing sale price on February 21, 2018 was $9.34 per ADS. Among the factors that could affect the price of our ADSs are the various risk factors described in this annual report and other factors, including:

•                  announcements of competitive developments by our competitors;

•                  regulatory developments in our target markets affecting us, our customers or our competitors;

•                  actual or anticipated fluctuations in our operating results;

•                  failure of our financial and operating results to meet market expectations or failure to meet our previously announced guidance;

•                  changes in financial estimates by securities research analysts;

•                  changes in the economic performance or market valuations of other Internet companies;

•                  additions or departures of our executive officers and other key personnel;

•                  announcements regarding litigation involving us or any of our directors and officers;

•                  fluctuations in the exchange rates between the U.S. dollar and the RMB;

•                  release or expiration of transfer restrictions on our outstanding ordinary shares and ADSs;

•                  sales of our ordinary shares or ADSs in the market by Sohu or Tencent; and

•                  sales or perceived sales of additional shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. Such market fluctuations may have an adverse effect on the market price of our ADSs.

Our dual-class ordinary share structure could have an adverse effect on the market price of our ADSs

Our dual-class ordinary share structure, and the consequent concentration of voting power in Sohu and Tencent as a result of their ownership of our Class B Ordinary Shares, could adversely affect perceptions of us in the equity capital markets and could result in a lower market price for our ADSs. For example, apparently as a result of public criticism by commentators and shareholder advisory firms of companies with classes of shares with disparate voting rights, certain providers of indexes of publicly-traded equity shares, including FTSE Russell, S&P Dow Jones, and MSCI, have recently announced that they have either implemented, or are considering implementing, policies excluding companies with certain types of multiple-class voting structures from some of their published equity indexes. If our ADSs were to be excluded from such indexes, the market price of our ADSs could be adversely affected.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

While Our ADSs are transferable on the books of the depositary, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of ADSs have limited voting rights and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, however, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares and a voting agreement between Sohu and Tencent, Sohu, our controlling shareholder, has the right to appoint a majority of our Board of Directors, Tencent has the right to appoint two of our directors, and Sohu and Tencent together control all other matters put to a shareholder vote. As a result, as a holder of our ADSs you will have no ability to affect the outcome of any matter subject to shareholder vote.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to their holdings and ADS holders may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the securities to which the rights relate under the Securities Act of 1933, or the Securities Act, or an exemption from registration requirements is available. Also, under the Deposit Agreement, the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary bank for our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares such holders’ ADSs represent. However, the depositary bank may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them, or that the distribution requires certain governmental approval, such as requirement for registration or approval for currency conversion. In these cases, the depositary may decide not to distribute that property and ADSs holders will not receive that distribution.

You will experience dilution as outstanding share options are exercised.

You will experience dilution to the extent that additional Class A Ordinary Shares are issued upon settlement of outstanding share options or other share-based awards that we may grant from time to time. As of the date of this annual report, there are options outstanding exercisable for the purchase of an aggregate of 4,236,754 Class A Ordinary Shares.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2017 there were 118,408,437 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding. The ordinary shares held by our officers and directors and certain shareholders will be available for sale upon the expiration of the 180-day lock-up period beginning November 8, 2017, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any of these shares may be released prior to the expiration of the lock-up period at the discretion of the lead underwriters for our initial public offering.

Under the lock-up agreement between Xiaochuan Wang, our Chief Executive Officer, and the underwriters, Mr. Wang and his affiliates may pledge or create other security interests in the Class A Ordinary Shares or ADSs they hold, or the Pledged Securities, to secure any of Mr. Wang’s or his affiliates’ payment obligations under a loan agreement that provides for a principal amount of 38 million. In addition, if the market price of our ADSs were to decline considerably, Mr. Wang could be required by the lender to increase the number of Class A Ordinary Shares subject to the pledge. In the event of any enforcement by the lender under such loan agreement of its security interests in the Pledged Securities and any such additional Class A Ordinary Shares following a default, the lender will be entitled to resell the Pledged Securities and such additional Class A Ordinary Shares without regard to the lock-up agreement entered into by Mr. Wang. Any such enforcement by the lender and sale of the Pledged Securities or such additional Class A Ordinary Shares in the open market, either during the 180-day lock-up period or after the expiration of Mr. Wang’s lock-up agreement with the underwriters, could cause the market price of our ADSs to decline.

In addition, Sohu, Tencent, and Photon Group Limited, a British Virgin Islands company of which Dr. Charles Zhang, the Chairman of or Board of Directors may be deemed to be the beneficial owner, which held approximately 33.0%, 38.2%, and 8.1% of the combined total of our outstanding Class A and Class B Ordinary Shares as of December 31, 2017, are parties to a registration rights agreement that gives them rights that, if exercised, will permit them to sell some or all of their shares freely in the open market after the expiration of the 180-day lock-up period beginning November 8, 2017 without regard to the restrictions of Rule 144 under the Securities Act. As of the date of this annual report, there are options outstanding exercisable for the purchase of an aggregate of 4,236,754 Class A Ordinary Shares. We also may grant or issue additional share options, restricted share units, or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

If we are a passive foreign investment company, or PFIC, for any taxable year during which a U.S. holder, as defined under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”, held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences likely would apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our 2017 taxable year ended November 30, 2017. Our expectation is based on our current and anticipated operations and the composition of our earnings and assets for the 2017 taxable year, including the current and expected valuation of our assets based on the price of our ADSs in the market. However, we currently hold, and expect to continue to hold following the date of this annual report, a substantial amount of cash, and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. In addition, our PFIC status for any taxable year cannot be determined until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting or disclosure requirements applicable to emerging growth companies could make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may choose to take advantage of exemptions available to us under the JOBS Act from certain of the reporting or disclosure requirements that are otherwise applicable to public companies in the United States. It is possible that investors will find our ADSs less attractive if we choose to rely on these exemptions. If some investors find our ADSs less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ADSs and the market prices of our ADSs may be more volatile.

As an emerging growth company under the JOBS Act, we have elected to opt out of the extended transition period for complying with new or revised accounting standards provided by JOBS Act. This election is irrevocable.

We will remain as an emerging growth company until the earliest of (i) the end of our first fiscal year in which our annual gross revenues exceed US$1,070,000,000; (ii) the end of our 2022 fiscal year (which will be the fiscal year in which the fifth anniversary of the completion of our initial public offering occurred); (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we qualify as a “large accelerated filer” under the Exchange Act, which may take place if the aggregate worldwide market value of our ordinary shares that are held by non-affiliates is at least US$700 million as of the last business day of our then most recently completed second fiscal quarter. If and after we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

ITEM 4.                         INFORMATION ON THE COMPANY

History and Development of the Company

Sogou Inc. was incorporated in the Cayman Islands in December 2005 by Sohu.

Prior to February 2006, our search and search-related businesses were operated by various entities owned or controlled by Sohu. In February 2006, Sohu undertook a reorganization of its search and search-related businesses, whereby most of the business was transferred to us. As part of the reorganization, Sohu established Sogou BVI, Sogou Technology, and Sogou HK.

In October 2010, Sohu undertook another reorganization in preparation for our issuance of Pre-IPO Series A Preferred Shares in a financing transaction, and transferred other businesses and employees related to the search and search-related businesses to us. We then issued and sold 24,000,000, 14,400,000, and 38,400,000 Pre-IPO Series A Preferred Shares to Alibaba, China Web, and Photon. In June 2012, Sohu repurchased the 24,000,000 Pre-IPO Series A Preferred Shares held by Alibaba.

In September 2013, Tencent invested an amount of US$448.0 million in cash in us and transferred its Soso search-related businesses and certain other assets to us, in exchange for which we issued 65,431,579 Pre-IPO Series B Preferred Shares and 79,368,421 Pre-IPO Class B Ordinary Shares to Tencent.

In connection with Tencent’s investment, we also entered into (i) a repurchase option agreement with Sohu, exercisable commencing on March 16, 2014, granting us the right to repurchase 24,000,000 Pre-IPO Series A Preferred Shares held by Sohu for an aggregate purchase price of US$78.8 million; (ii) a repurchase option agreement with Photon, also exercisable commencing on March 16, 2014, granting us the right to repurchase 6,400,000 Pre-IPO Series A Preferred Shares held by Photon for an aggregate purchase price of US$21.0 million; and (iii) a repurchase/put option agreement with China Web, granting us the right to repurchase at any time from March 16, 2014 to July 31, 2014, and granting China Web the right to put to us at any time prior to July 31, 2014, 14,400,000 Pre-IPO Series A Preferred Shares held by China Web for an aggregate purchase price of US$47.3 million.

Also in connection with Tencent’s investment, Sohu, Photon, our Chief Executive Officer Xiaochuan Wang, four other members of our management, and Tencent entered into a shareholders’ agreement, which terminated upon the completion of our initial public offering. Sohu, Photon, Xiaochuan Wang and four other members of our management, and we also entered into a voting agreement in which Photon, Xiaochuan Wang, and the four other members of our management agreed to vote their Pre-IPO Series A Preferred Shares and Pre-IPO Class A Ordinary Shares to appoint Sohu’s designees to our Board of Directors. This voting agreement remained in effect following the completion of our initial public offering as to the Class A Ordinary Shares that were issued to the parties upon redesignation of their Pre-IPO Series A Preferred Shares and Pre-IPO Class A Ordinary Shares, but does not cover Class A Ordinary Shares that were acquired by Xiaochuan Wang in the public market following the completion of our initial public offering.

In September 2013, also in connection with Tencent’s investment, we paid a special dividend to the three holders of Pre-IPO Series A Preferred Shares in the aggregate amount of US$300.9 million, of which Sohu received US$161.2 million, Photon received US$43.0 million, and China Web received US$96.7 million.

Also in connection with its investment in us, in December 2013, Tencent acquired a 45% equity interest in our VIE Sogou Information for US$1.5 million, and Sohu also acquired a 45% equity interest in Sogou Information for US$1.5 million.

In December 2013, Tencent purchased 6,757,875 Pre-IPO Class A Ordinary Shares from various shareholders, a majority of whom were our employees.

In March 2014, we repurchased 14,400,000 Pre-IPO Series A Preferred Shares from China Web for an aggregate purchase price of US$47.3 million pursuant to the repurchase/put option agreement we had entered into in September 2013 with China Web.

During the year ended December 31, 2014, we repurchased 4,185,800 Pre-IPO Class A Ordinary Shares from various shareholders, a majority of whom were our employees, for an aggregate purchase price of US$41.9 million.

In September 2015, we repurchased from Sohu and Photon, pursuant to the repurchase option agreements we had entered into in September 2013, 24,000,000 and 6,400,000 Pre-IPO Series A Preferred Shares of Sogou, for aggregate purchase prices of US$78.8 million and US$21.0 million, respectively.

In August 2017, in preparation for our initial public offering, Sohu, Tencent, and we entered into a voting agreement that provides for the redesignation of all of our authorized and outstanding equity shares outstanding immediately prior to the completion of our initial public offering into either Class A Ordinary Shares or Class B Ordinary Shares effective upon the completion of our initial public offering and also provides, among things, that, effective upon the completion of such offering, subject to certain conditions, for so long as Sohu and Tencent together hold a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares, Sohu will continue to have the right to appoint a majority of our Board of Directors. The Class A Ordinary Shares are entitled to one vote per share, and the Class B Ordinary Shares, which will be held solely by Sohu and Tencent, are entitled to 10 votes per share. As a result, Sohu and Tencent together have the power to decide all matters that are put to a vote of our shareholders. See “Related Party Transactions—Voting Agreement Between Sohu and Tencent.”

We completed an initial public offering of our ADSs on November 13, 2017. Our ADSs are traded on the New York Stock Exchange under the symbol “SOGO.”

Our principal executive offices are located at Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China. Our telephone number at this address is +86 10-5689-9999. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Business Overview

Our mission is to make it easy to communicate and get information.

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries and we are the fourth largest Internet company in China based on MAU in December 2017, according to iResearch. Our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

Sogou Search had an 18.2% market share in China based on mobile queries in December 2017, as compared to 15.2% in March 2017, according to iResearch. Meanwhile, our mobile search MAU increased from 457 million in December 2016 to 545 million in December 2017. We have grown significantly, with mobile Web search page views having grown by 31% from December 2016 to December 2017. Powered by AI, Sogou Search offers innovative products and services. For example, our cross-language search service eliminates the Chinese-English language barrier, enabling users to discover English content on the Internet by querying in Chinese and reading content that we have translated into Chinese.

Chinese language input software is a must-have for users to type in Chinese. Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2017, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Search continually captures Chinese expressions and phrases on the Internet, which enables Sogou Input Method to build a comprehensive and up-to-date vocabulary library. This allows us to improve the efficiency and accuracy of predictive text. In December 2017, Sogou Input Method had 331 million mobile DAU and 86 million PC DAU. It was the number two PC software in China by DAU and the number three mobile application in China by DAU in December 2017, according to iResearch. Sogou Input Method interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Input Method has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic.

We have built and shared a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users through services such as search access to the vast content from Tencent’s Weixin Official Accounts. We have also broadened our user acquisition channels by collaborating with our strategic partners and third parties. Sogou Search is the default general search engine in Tencent’s Mobile QQ Browser and qq.com. We are exploring potential opportunities to deepen collaborations with Tencent. Since October 2017, Tencent has been testing, on a trial basis and for purposes of assessment, the integration of Sogou Search into Weixin/WeChat. With this initiative, users of Weixin/WeChat can use Sogou Search as a general search function within Weixin/WeChat to access Internet information outside Weixin/WeChat. We are working closely with Tencent on product testing and optimization and intend to discuss commercial arrangements upon the completion of the trial stage.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have made significant breakthroughs in language-centered AI capabilities, including voice and image technologies, machine translation, and question answering, or Q&A, which have been successfully integrated into our products and services. In addition to the implementation of machine translation in cross-language search services, we provide our users with a more natural search experience through AI-based voice and image technologies. Q&A technology enables us to provide direct answers in response to user queries, instead of displaying a list of Web links. Our proven AI capabilities will facilitate our launch of more disruptive products and services, such as virtual personal assistants, or VPAs, to serve users anytime, anywhere.

We have recorded substantial revenue growth, with an increase from US$591.8 million in 2015 to US$660.4 million in 2016 and US$908.4 million in 2017. We generate revenues primarily from search and search-related advertising services, which represented 88.2% of our total revenues in the year ended December 31, 2017.

Our Business

Products and Services for Users

Our suite of products and services for users focuses on search and search-related services that cover a wide variety of use cases, from online search to input methods. Through our products and services, depicted in the table below, we have built a massive, engaged, and fast-growing user base.

Sogou Search

We make information easily accessible for Chinese Internet users. Through Sogou Search, we enable our users to conveniently find relevant, high-quality, and comprehensive information anytime, anywhere. We offer users general and vertical search services through our website sogou.com and our mobile search application. In addition, Sogou Search is the default general search engine for popular Internet portals such as qq.com and sohu.com, and popular browsers such as the Mobile QQ Browser and Sogou Browser. Sogou Search was the second largest search engine in China with an 18.2% market share by mobile queries in December 2017, according to iResearch.

General Search

Our general search is the core product of our search services. After a user types in a query in the search box, our search engine quickly returns a list of ranked search results (appearing as hypertexts), snippets, and sometimes direct answers in response to the user query. In many cases, the search snippets appearing underneath the hypertexts, or the direct answers appearing at the top of the search result page, provide users with the desired information. In other cases, users click on the hypertexts to visit the linked websites.

Search Features

To help users find the information they desire more quickly and conveniently, Sogou Search offers the following features:

•                  Query Suggestion:  As the user is typing in the search box, a drop-down list will appear under the search box, offering dynamic predictions and recommendations of search queries based on the words that the user is typing. Users can select the desired search query from the drop-down list to avoid typing in additional characters.

•                  Query Correction:  Many search queries contain errors. Erroneous search queries often produce fewer and/or inaccurate or less relevant search results, thereby adversely affecting the user experience. Our query correction identifies and corrects apparent errors in search queries to help deliver a high-quality search experience.

•                  Rich Search Snippets:  Rich search snippets displayed on search result pages present content from webpages in the form of structured data to help users better understand the content and find the desired information directly in the snippet. For example, when a user searches a restaurant, our search engine will return structured data such as the address of the restaurant and reviews.

•                  Webpage Translation:  Chinese language information accounts for only a small fraction of the information available on the Internet. A tremendous amount of high-quality information, such as academic publications, is in English. To allow Chinese users to read English webpages, Sogou Search applies our machine translation technology to translate the content of English-language webpages into Chinese with just one click.

•                  Search Result Recommendations:  Using big data analytics and sophisticated algorithms, we recommend relevant and interesting products and services to users based on search queries and display the recommendations on search result pages.

Key Mobile Search Features

Given the growing use of mobile devices, we have developed additional features that are optimal for mobile search to enhance user experience, such as:

•                  Direct Answers:  Within the limited screen space on mobile devices, we offer direct and easy-to-read answers and recommendations in response to queries submitted by users in question form.

•                  Multi-modal inputs:  In addition to inputting search queries by typing, users can input queries by voice and image. For example, users can upload an image of an item to search for where to buy it. Such input options give users a convenient and interactive mobile search experience.

•                  Audio response:  In response to search queries submitted through voice input, we can provide answers through audio response.

•                  Local services information:  We have integrated a wide range of third-party vertical services, such as travel information from Ctrip, into our general search to build a comprehensive service system that fully and accurately meets users’ search needs in verticals such as entertainment, sports, and travel.

•                  Newsfeeds:  On the Sogou Search homepage, we display personalized newsfeeds containing up-to-the-minute information and content tailored to users’ interests. Users can also subscribe to newsfeeds on certain topics to ensure that they receive real-time updates on such topics.

Vertical Search Services

We strive to offer differentiated content in our search products and services in order to improve our search results and provide an enhanced search experience for our users. Through collaborations with industry-leading content providers, we offer the following vertical search services:

•                  Sogou Weixin Search:  Weixin/WeChat is China’s largest mobile community. With over 20 million accounts covering a wide range of topics, Weixin Official Accounts have become a key information platform for Chinese users. Sogou Weixin Search is the sole general search engine with access to search all content published on Weixin Official Accounts.

•                  Sogou Wise Doctor:  A large number of online searches in China relates to healthcare. Sogou Wise Doctor provides authoritative healthcare information through collaboration with third-party healthcare information platforms.

•                  Sogou English:  Supported by the technology of Microsoft’s Bing, Sogou English is our cross-language search service that enables Chinese users to discover English content on the Internet by querying in Chinese and reading content that we have translated into Chinese.

•                  Sogou Zhihu:  Zhihu is the leading online knowledge-sharing platform in China, according to iResearch. Through our collaboration with Zhihu, Zhihu exclusively pushes key content to us in real time, allowing us to index Zhihu content rapidly and comprehensively.

•                  Sogou Encyclopedia:  Sogou Encyclopedia is an Internet-based encyclopedia compiled by netizens, offering search, browsing, editing, and other services to help users obtain information. It integrates rich forms of content, such as texts, audio, images, and videos.

•                  Sogou Ask:  Sogou Ask is a platform open to the general public for Q&A. Users ask each other questions and help other users solve problems. Sogou Ask also connects users with professionals.

•                  Sogou Image Search:  Sogou Image Search allows users to search for images by entering text, and provides users with advanced search capabilities to filter search results of images by color, file formats, and file sizes. Users can also upload an image or enter an image URL to search for an image’s source or search for similar images on the Internet. Sogou Image Search can automatically recognize certain elements embedded in online images and search for similar elements in its image library.

•                  Sogou Shopping Search:  Sogou Shopping Search collects product data from e-commerce platforms in China. Users can search for products by entering the product brand, category, or model and can view product specifications and price. Sogou Shopping Search also provides users with real-time product comparisons based on price, sales volume, reviews, and shipping information to help users make better purchasing decisions.

•                  Sogou Video Search:  We collect the metadata of videos from multiple Chinese video platforms to allow users to search from a large collection of online videos by title, actor, or genre and to filter search results by length, upload date, or source.

•                  Sogou News Search:  Sogou News Search allows users to search for the most up-to-date news by aggregating news from various online news portals.

Sogou Input Method

The Chinese language is a logographic language, while traditional keyboards are designed for alphabetic languages. Due to the complexities of inputting Chinese characters using alphabetic keyboards, Chinese language input software allows users to input Chinese using alphabetical letters based on the Chinese pronunciation and select the correct Chinese character from a list of Chinese characters with the same pronunciation.

We launched Sogou Input Method, the first cloud-based Chinese language input software, in 2006. Sogou Input Method has become an indispensable Chinese language input software tool for PC and mobile users. Sogou Input Method had achieved a penetration rate of 98% among PC Internet users in China in December 2017, according to iResearch. It was the second most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU in December 2017, according to iResearch, with 242 million PC MAU. Sogou Mobile Keyboard, the mobile application of Sogou Input Method, had achieved a penetration rate of over 70% among mobile users of third-party Chinese language input applications in December 2017, according to iResearch. It was the third most widely used mobile application in China by DAU and the number one Chinese language input application for mobile users in terms of MAU in December 2017, according to iResearch, with 451 million mobile MAU. Sogou Mobile Keyboard is the default Chinese input method for many Chinese mobile device brands, including Vivo, Oppo and Xiaomi. In order to meet the evolving needs of input method on mobile devices, in addition to text input, Sogou Mobile Keyboard allows users to input through voice, image, and handwriting, and has other capabilities such as language translation and direct search. Sogou Mobile Keyboard possesses a large library of language data, and in the fourth quarter of 2017 processed an average of over 90 billion Chinese character inputs, over 230 million voice inputs, and millions of text scanning and translation requests per day.

The diagrams below illustrate how Sogou Mobile Keyboard has made Chinese language input easy and efficient for mobile users.

In addition to making input easy and fast for users, Sogou Input Method has a comprehensive library of the latest colloquialisms, emojis, emoticons, and other multimedia resources, enabling user expression to be more rich, natural, and lively. It also has a collection of over 170,000 graphical skins. Sogou Input Method also provides tools for users to create their own expressions and video clips to further enhance the communication experience.

Sogou Input Method has embedded functions such as SmartShare, SmartCorrect, and SmartReply. Our SmartShare function (depicted below) allows users to search and conveniently share their search results while chatting in social platforms such as Weixin/WeChat. SmartShare can also predict user intent based on what they are typing to make intelligent recommendations of content, such as videos, that can be shared with other users while chatting.

Additionally, SmartCorrect automatically corrects typing errors, while SmartReply formulates automatic replies by analyzing chatting context in order to make communication more efficient.

Due to our rich content offering and practical features and functionality, Sogou Input Method has become the dominant Chinese language input software across a wide variety of Internet use cases, such as social media, news, entertainment, shopping, travel, and financial services. We are able to leverage the massive data that our users have generated through Sogou Input Method to more accurately and rapidly predict user intent, which enables us to continually enhance our existing products and services and innovate and develop new products and services.

Other Products

Sogou Browser

Sogou Browser is designed to make Web navigation fast and easy. We continually upgrade the browser to expand functionality from a browsing tool to a content distribution platform for an enriched user experience. Based on users’ browsing habits and history, and leveraging our big data capabilities, we provide personalized recommendations of content and vertical services for users.

Sogou Web Directory

Sogou Web Directory, a content aggregation and distribution platform, is a one-stop shop for navigation of the Chinese Web. The news aggregation service in Sogou Web Directory helps users quickly obtain access to the latest news and information. The video content aggregation service compiles comprehensive online video resources, allowing users to find and watch movies, TV shows, music videos, animations, and video clips related to their interests. The shopping assistant service provides users with diverse online shopping recommendations.

Sogou Map

Sogou Map provides Internet-based map and navigation services across PCs, mobile devices, and smart wearables. In addition to point-to-point navigation on static road networks, Sogou Map also provides users with dynamic traffic information to significantly increase the accuracy of estimated time of arrival (ETA). Sogou Map provides traffic congestion information in real-time and provides route optimization recommendations through multiple dimensions, such as distance and travel time. Sogou Map has established a massive global Wi-Fi and base station database for positioning calculation and constantly optimizes positioning accuracy by using neural network models. In addition, Sogou Map has been pre-installed in third-party mobile devices and smart wearables, including Google’s Android Wear smart watch for the Chinese market.

Sogou Smart Driving Assistant

Sogou Smart Driving Assistant is an application that provides full voice-enabled in-vehicle services, allowing the driver to interact with the system using natural language to accomplish various tasks such as setting destinations for GPS navigation and checking traffic and weather conditions. Our driving assistant application has been built into in-vehicle assistant systems for industry partners such as automakers and map service providers.

Sogou Mobile Assistant

Sogou Mobile Assistant provides users with access to a large selection of mobile applications and online mobile games, which are authenticated by us in order to ensure the safety of the content for users’ phones. Using big data and AI technologies, we have built an intelligent recommendation system in Sogou Mobile Assistant to help users find mobile applications related to their interests. Sogou Mobile Assistant also optimizes phone performance by clearing cache and junk files, cleaning phone memory, and preserving phone battery life.

Sogou Game Center

Sogou Game Center, our gaming platform, offers Web and mobile games developed by third parties.

Sogou Translation

Sogou Translation incorporates neural machine translation technology and massive corpus to deliver language translation. It is web-based and also available as a mobile application. In addition to written text translation, the Sogou Translation mobile application, incorporating voice recognition and OCR technologies, can translate voice and textual image inputs.

Sogou Reading

Sogou Reading provides users with access to online literature and is available on the Web and as a mobile application. We have access to a wealth of copyrighted literary works through our collaboration with third-party online reading platforms, including China Literature, a leading online literature platform in China.

Smart Hardware

Teemo Watch

In 2014, we launched Teemo Watch, our self-developed smart watch for children that rapidly became one of the leading domestic brands for smart watches, according to IDC.

In July 2017, we launched Teemo Hero Watch, our latest generation of 4G smart watch for children. Teemo Hero Watch offers a dual high-definition camera, which supports two-way HD video calls and HD video sharing. It also integrates our Q&A technology and supports various other AI-powered applications.

We frequently upgrade Teemo Watch features, and offer unique content-based services to differentiate our product from those of competitors. Our value-added content service model has evolved from story-pushing in our early days to now offering Teemo news, bedtime stories, “know-ahead-of-time,” headlines, FM radio, photos, cloud-based video storage services, and other value-added services.

Teemo Home

In September 2017, we launched Teemo Home, a home-based smart device with a video-chat function and smart assistance features through voice technologies.

Other Devices in Development

After three years of developing smart hardware products and our supply chain, we have achieved strong research and development and quality-control capabilities and a wide distribution network, which provides a solid foundation for the development and success of new smart hardware products. In January 2018, we announced the launch in March 2018 of an AI-powered portable translation device, Sogou Travel Translator, as well as a Sogou Smart Translation Recorder and translation software.

Distribution of User Products and Services

We distribute our search and search-related products and services for users organically through our own properties, such as our mobile search application, Sogou Browser, and Sogou Input Method. We also distribute such products and services through third-party platforms such as the Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Additionally, we collaborate with mobile device manufacturers such as Oppo, Vivo and Xiaomi, who use Sogou Search as the default general search engine in browsers that are pre-installed on certain phone models.

For our smart hardware products, we have established a nationwide online and offline sales distribution network in China that includes third-party e-commerce platforms and retail stores.

Monetization

We generate revenue primarily from our search and search-related advertising services. Search and search-related advertising services enable advertisers’ promotional links to be displayed on our search result pages and other properties and third parties’ Internet properties where the links are relevant to search queries and such properties. Our large user base and big data capabilities allow us to enhance the effectiveness of our targeted advertising services, thereby strengthening our monetization capabilities.

We also generate revenue from other business by offering Internet value-added services, or IVAS, primarily with respect to our operation of games developed by third parties and provision of online reading services, as well as by offering other products and services, including smart hardware products.

Online Advertising

Search and Search-Related Advertising Products and Services

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our and third parties’ Internet properties. Revenue generated from our auction-based pay-for-click services accounted for 76.7%, 77.6%, and 83.0%, respectively, of the total revenue derived from our search and search-related advertising services in 2015, 2016, and 2017. The following are the types of advertising products and services that we offer:

•                  Rising Sun Advertising:  A majority of our auction-based pay-for-click advertising services are managed through our Rising Sun system. Advertisers choose and bid on keywords and set other parameters or criteria for when they want their advertisements to be triggered. Advertisers’ promotional links will be ranked and displayed on our search results page according to our system’s computation, which takes into account the keywords, price, and other information that advertisers have entered into the Rising Sun system.

•                  Advertising on Third-Party Internet Properties:  We work with a large number of third-party websites and mobile application providers to provide additional high-quality avenues for our advertisers to market themselves. Under this advertising service, we typically charge our advertisers when users click on the advertisers’ promotional links displayed on such third parties’ Internet properties. The price per click is typically auction based. We share a portion of the revenue with the applicable third parties.

•                  Milky Way Advertising:  Milky Way advertising is an online marketing solution that we offer to advertisers of certain vertical sectors such as online games, e-commerce, financial services, and education. This advertising service provides various advertisement formats, organized and customized according to the advertisers’ industries in order to enhance the effectiveness of their advertisements. Milky Way advertisements usually appear in the center of our search result pages. We charge advertisers on an auction-based pay-for-click basis.

•                  Web Directory Advertising:  We also offer advertising space on Sogou Web Directory. We charge advertisers based on the duration of the placement of their advertisements or on a per-click basis.

•                  Brand Advertising:  Our brand advertising services primarily consist of Special Brand Zone, where advertisements are displayed in a prominent designated space on our search result pages; Brand Start Line, where advertisements appear in Sogou Input Method and on our search result pages; and Brand Landmark, where advertisements appear on the right side of our search result pages on PCs. Advertisers pay for such services based on the duration of the placement of their advertisements on our search result pages.

Advertisers and Sales Network

Our advertisers consist of small and medium-sized enterprises, or SMEs, in China; and large domestic Chinese companies and multinational companies, or Key Accounts. Our advertisers are from a broad range of industries, including healthcare, online games, e-commerce, merchant services, and business services.

Most of our advertisers are represented by third-party advertising agencies. We generally require the agencies representing SMEs to pre-pay for our advertising services, but we offer them discounts to incentivize their marketing efforts. For agencies representing Key Accounts, we ask for pre-payment on a case-by-case basis and offer discounts depending on the industry practice, the account, and our marketing goals at the time.

Other Monetization Models

Games

We operate third-party games on Sogou Game Center and Sogou Mobile Assistant. We generate revenue by charging players for virtual items that they purchase in such games, and share a portion of the revenue with the game developers. We also operate third-party web-based games on third-party online game platforms. These platforms charge players directly for virtual items and share a portion of the revenue with us.

Sogou Reading

Under our agreements with third-party online reading platforms that provide us access to a wealth of copyrighted literary works, users pay us to read certain copyrighted literary works on Sogou Reading, and we share a percentage of that payment with the third-party platforms.

Smart Hardware

We generate revenue from sales of Teemo Watch and Teemo Home. We have established a nationwide online and offline distribution network in China that includes third-party e-commerce platforms and retail stores.

Technology

Search and Other Technologies

Search Technology

Our search technologies consist primarily of the following:

•                  Large-scale system (cluster, storage, distributed computation, and index):  With large-scale cluster management capabilities, our cluster reaches over 10,000 servers and supports massive petabyte-level distributed data storage, 100 terabytes of daily data increments, and hundreds of thousands of computational analysis tasks. Leveraging our large-scale system, we can access, store, and index information on the Chinese Internet and serve hundreds of millions of page views per day.

•                  Webpage crawling, page analysis, and link analysis:  Our intelligent and efficient distributed crawling system can crawl and index the Chinese Internet. It also allows us to index new Internet content within a few minutes after it is generated, and update all indexes in a few weeks. By adopting big data and AI technologies, our page quality analysis algorithm can identify junk and spam and other low-quality webpages. In addition, we can evaluate the authority of webpages using link analysis technology in order to enhance the authenticity of search results.

•                  Open data platform:  Through input from website developers and owners, our open data platform allows certain previously unsearchable information on the Web to be picked up by our search engine, thereby providing users with additional sources of information and generating more valuable traffic for these websites.

•                  Information extraction:  Information extraction can accurately analyze the content, structures, and styles of webpages and then extract structured and unstructured data from them, including text, links, images, and other multimedia material.  Besides the static content, our information extraction technology can also quickly and accurately access and analyze the dynamic content of webpages through large-scale webpage rendering technology.

•                  Natural language processing:  Our natural language processing technology applies computational linguistics, machine learning, data mining, and other algorithms to process, analyze, and understand natural language text, especially in users’ search queries and webpage content. Our natural language processing technology includes word segmentation, part-of-speech tagging, name entity recognition, entity linking, syntax and semantic analysis, sentiment analysis, and text generation. In search scenarios, natural language processing can enhance the understanding of user queries and webpages, such as query classification, webpage classification, topic modeling, and semantic matching, and consequently, improve user satisfaction of search results. For Q&A, natural language processing helps us to understand user questions submitted in natural language and to extract concise answers from webpages.

•                  Search ranking:  We rank search results according to our evaluation of how relevant and useful they are to a user’s query. Many factors are considered, such as matches between queries and webpages and freshness. Machine learning algorithms are employed to integrate these factors to return a list of search results.

Question Answering

Our question answering, or Q&A, technology finds answers to questions posed in natural language. Instead of limiting their search queries to keywords, users can search using natural language, and in response, get direct answers in addition to a list of Web links. Since Q&A technology improves the efficiency of user access to information, we believe Q&A is an increasingly prevalent form of search.

For factoid questions, we use knowledge graph as a data source and exploit semantic parsing, deep learning, and inference technologies to generate answers. Our knowledge graph is a knowledge base that expresses and stores facts about the world in the form of entities and their relationships. We build our knowledge graph by extracting semi-structured and unstructured data from Web information and classifying such data into different entities and relationships.

For more complex natural language questions, we have developed deep Q&A technology, which applies advanced natural language processing, information extraction, information retrieval, and machine learning algorithms to understand and directly answer questions.

Our Q&A technology has been incorporated in various smart hardware, such as our AI robot, Wangzai, which was the first robot to defeat human competitors in the popular Chinese TV quiz show “Who’s still standing?”

Artificial Intelligence

We are at the forefront of AI development with a clear roadmap for future developments. Our strong AI capabilities center around natural interaction and knowledge computing. Through voice recognition and synthesis, image recognition, semantic understanding, machine translation, and other technologies, our AI has achieved a more natural interaction between human and machine. The goal of our AI development and investment is to identify different use cases and bring effortless and human-like solutions to users in those cases. In 2017, we rolled out Sogou Smart Driving Assistant, a voice-enabled interactive driving assistant application that integrates Sogou Map, voice recognition, and semantic understanding technology.

Below are further details on our key AI technologies:

•                  Voice recognition:  Voice recognition is the core technology enabling human-machine voice interaction. We have advanced voice recognition technology that achieves a 97% accuracy rate. Users have generated a vast amount of voice data that reinforces our voice recognition capabilities to make voice recognition more accurate. In the fourth quarter of 2017 we had, on average, over 230 million voice inputs through Sogou Mobile Keyboard per day.

•                  Image recognition:  Image recognition is the core technology enabling vision-based human-machine interaction. Through deep learning and massive data generated from our core products, we have developed capabilities in handwriting recognition, OCR, image search, and facial recognition.

•                  Semantic understanding:  Semantic understanding is the key in human-machine interaction. With natural language processing and dialogue modeling techniques, we enable machines to understand the intentions in users’ text, voice, and image inputs.

•                  Machine translation:  We have developed advanced machine translation technology. We were the global champion in the 2017 WMT (Workshop on Machine Translation) Chinese-to-English translation competition. We successfully applied deep neural network technology to optimize and commercialize real-time machine translation technology, with the ability to simultaneously recognize voice and translate Chinese into English.

•                  Knowledge computing:  Knowledge computing refers to a series of technologies that includes the representation, storage, retrieval, and reasoning of knowledge. By extracting and mining information on the Internet, we are able to build a Chinese knowledge graph that helps answer factoid questions. Moreover, leveraging search, natural language understanding, data mining, machine learning, and many other technologies, we have developed deep Q&A technology to answer complex natural language questions from users.

Our key AI technologies are integrated in our proprietary natural interaction interface Zhiyin OS and our knowledge computing platform Deep Intelligence Engine, both of which can be applied in home, in-vehicle, and work environments.

•                  Zhiyin OS:  Zhiyin OS is our voice-enabled conversational human-machine interface that leverages our voice recognition and synthesis and semantic understanding capabilities. Smart hardware with Zhiyin OS enables users to perform tasks, such as turning on lights and appliances, searching for information, and asking questions in a natural, conversational way.

•                  Deep Intelligence Engine:  Deep Intelligence Engine is our knowledge computing platform that combines a variety of our knowledge computing technologies with natural language processing at the core, including Q&A, conversation, machine translation, smart customer service, and knowledge graph. This platform provides technological support for our and our partners’ products and services.

Additionally, in April 2016, we made a donation to Tsinghua University and jointly established with them the Tiangong Research Institute for Intelligent Computing, which is dedicated to research and development in the field of AI. In July 2017, we launched a cloud-based platform to allow mobile Internet developers to use our voice recognition, OCR, natural language processing, Q&A, and machine translation technologies. Such platform has allowed us to promote the integration of our AI technologies into different products across various industries.

Big Data Capabilities

Users have generated a vast amount of data across a wide variety of use cases. Our big data capabilities include:

•                  Data integration and management:  We research and develop a multi-level and highly-reliable data access system and data warehouse to address the technological challenges in data acquisition, data preprocessing, and distributed storage of massive heterogeneous data; and to address real-time streaming data access and processing, as well as data security management.

•                  Data mining and analytics:  We continue to build and strengthen our user profile label system from massive data mined from multiple platforms (PC and mobile) and multiple scenarios (search, browser and other client products) that allows such information to be effectively used under different application scenarios. Our user profile system allows for sorting based on, among other things, basic attributes labels (e.g., age, location, device), general interest preference labels (e.g. news), and specific interest labels (e.g. hobbies, sports, travel). These labels can be applied to targeted advertising and personalized content recommendations.

•                  Data application and services:  We continue to improve and innovate our existing products by leveraging our big data capabilities. We also develop a variety of data analysis products for individuals and business customers, such as marketing analytics products for advertisers.

Intellectual Property

We regard our patents, copyrights, service marks, trademarks, trade secrets, and other intellectual properties as critical to our success. We rely on patents, trademarks, and copyrights; trade secret protection; and non-competition, confidentiality, and license agreements with our employees, customers, partners, and others to protect our intellectual property rights. Before we launch any new products or services, we apply for registration of related patents, trademarks, and software copyrights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual properties without authorization. Furthermore, the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The laws of the PRC do not protect intellectual properties to the same extent as do the laws of the United States.

As of December 31, 2017, we have been issued 781 patents in China and 25 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 878 patent applications currently pending in China and 93 patent applications currently pending in countries and regions outside of China; we have submitted 59 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2017, we have registered 381 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “Sogou,” Sogou logos, trademarks relating to our products such as Sogou Input Method, Sogou Map and Teemo, and their corresponding Chinese version marks; and we are in the process of applying for the registration of 364 other trademarks. In addition, as of December 31, 2017, we are in the process of applying for recognition of certain of our marks as famous Beijing trademarks and well-known Chinese trademarks. We also have registered trademarks in various countries and regions, such as Taiwan, Hong Kong, and Macau, and we are in the process of applying for the registration of trademarks in the United States, Australia, and the European Union. As of December 31, 2017, we are the registered owner of 154 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2017, we own the rights to 151 domain names that we use in connection with the operation of our business, including our Sogou website sogou.com.

Many parties are actively developing search and AI technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods, or services. We cannot be certain that our products do not or will not infringe valid patents, copyrights, and other intellectual property rights held by third parties. We may be subject from time to time to legal proceedings and claims relating to the intellectual property of others in the ordinary course of our business. See “—Legal Proceedings”; and “Risk Factors—Risks Related to Our Business—We are currently subject to, and in the future may from time to time face, intellectual property infringement claims, which could be time-consuming and costly to defend, and could have an adverse impact our financial position and results of operations, particularly if we are required to pay significant damages or cease offering any of our products or curtail any key features of our products.”

We have licensed 280 patents from Tencent and intend to continue to license technology from Tencent and other third parties. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms, or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain or integrate any of these licenses could delay product and service development until alternative technologies can be identified, licensed, and integrated.

Technology Infrastructure

We have built what we believe is a reliable and secure network infrastructure that will fully support our operations. As of December 31, 2017, we owned approximately 31,000 servers located in seven Internet data centers in China. We have also obtained what we believe is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of our operations, and have established a large-scale GPU service cluster to provide computing power for our AI technologies.

As of December 31, 2017, we had 51 technical support employees to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to discover and fix problems in the operation of hardware and software in our server network in a timely fashion.

Marketing

We focus on delivering superior user experience through better products and services, which we believe can expand our user base and enhance our brand. Since inception, our user base has grown primarily through word-of-mouth referrals; thus, we have built our brand with modest marketing costs.

While we have significantly benefited from the effects of word-of-mouth marketing, we have in recent years initiated, and plan to continue, marketing campaigns designed to further promote our brand, products, and technologies. For example, in 2017 we initiated a themed marketing campaign focused on Sogou mobile search, with outdoor advertisements and a marketing summit attracting many industry partners, to demonstrate our branding and business strengths. Since February 2017, our AI robot “Wangzai” has been participating in a well-known Chinese TV quiz show, which has showcased our AI capabilities in machine-based interactive Q&A. At the fourth World Internet Conference held in China in December 2017, we used voice synthesis technology to simultaneously broadcast translated text in the simulated voice of the speaker, which turned simultaneous machine interpretation into a reality.

Competition

Our business consists primarily of search and search-related services. We face intense competition in these areas primarily from Baidu and ShenMa. We also face competition for both users and advertisers from websites that provide specialized search services in China, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and newsfeeds such as Toutiao. We compete for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards and bus advertisements, television, and radio.

Our existing and potential competitors compete with us for users and advertisers on the basis of the quality and quantity of search results; the features, availability, and ease of use of products and services; and the number and quality of advertising distribution channels. They also compete with us for talent with technological expertise, which is critical to the sustained development of our products and services.

Employees

We had 2,081, 2,101, and 2,295 employees as of December 31, 2015, 2016, and 2017, respectively. We also employ independent contractors to support our research and development, product development, sales and marketing departments, and had approximately 413 independent contractors on average during the 2017 fiscal year. As of December 31, 2017, 43% of our employees held Master’s degrees or Ph.D.s, and 71% of our employees worked in the research and development department. None of our employees is represented under collective bargaining agreements. The table below sets forth the number of our employees in each functional area as of December 31, 2017.

Employee
Business operations	145
Research and development	1,627
Sales and marketing	408
General and administrative	115
Total	2,295

We have entered into standard employment agreements with our employees, including our executive officers. These agreements may be terminated by either party, and a terminated employee may be entitled to certain severance benefits upon termination, pursuant to the Labor Contract Law of the PRC. Under the Labor Contract Law, we must pay severance to all employees who are Chinese nationals and who are terminated without cause or terminate their employment with us for good reason, or whose employment agreements expire and we do not continue their employment. The severance benefits required to be paid under the Labor Contract Law equal the average monthly compensation paid to the terminated employee (including any bonuses or other payments made in the twelve months prior to the employee’s termination) multiplied by the number of years the employee has been employed with us, plus an additional month’s salary if 30 days’ prior notice of such termination is not given. However, if the average monthly compensation to be received by the terminated employee exceeds three times the average monthly salary in the employee’s local area as determined and published by the local government, such average monthly compensation is capped at three times the average monthly salary in the employee’s local area.

In addition, our employees have entered into standard confidentiality and non-competition agreements with us. Under the confidentiality agreements, the employees agree not to disclose or otherwise use our confidential information while employed and indefinitely thereafter. Under the non-competition agreements the employees agree not to compete with us during and up to 24 months after the termination of employment with us as long as we pay additional compensation during the non-competition period. The non-competition agreements also provide that the employees’ work product is assigned to us.

We believe the dedication and talent of our employees are critical for our business, and retention of employees is our priority. As part of our retention strategy, we are committed to offering employees an attractive opportunity to work with us as a leading and reputable technology company, providing many opportunities for employees to participate in the development of our new technologies and products, and offering employees competitive salaries and performance-based cash bonuses and equity incentives.

Facilities

We currently lease from Sohu, on an arms-length basis, approximately 18,228 square meters of office space at Sohu.com Internet Plaza in Beijing, China under a lease that expires on December 31, 2019 and may be renewed subject to terms agreed to by Sohu and us. In addition to the office space leased from Sohu, we lease a total of approximately 9,319 square meters of office space in Beijing, Chengdu, and Tianjin, China from other third parties.

Legal Proceedings

From time to time, we become subject to legal proceedings and claims in the ordinary course of our business. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors. While we do not believe that such currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, we cannot guarantee that they will be decided or resolved favorably for us, and such pending proceedings or any future legal proceedings or claims, even if not meritorious, could result in our expenditure of significant financial, legal, and management resources. For further information about our ongoing litigation, please see “Risk Factors—Risks Related to Our Business—Pending or future litigation could have an adverse impact on our financial condition and results of operations.”

PRC Regulation

The following description of PRC regulation is based upon the opinion of Commerce & Finance Law Offices, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors”.

Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunication services, and set out the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and updated in February 2003 and December 2015, identifies information services, Internet data centers, Internet access as value-added telecommunications services. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its Telecommunications Services Operating License.

The business activities of Sogou Information include providing search services and content to mobile phone users through the platforms of China’s main three telecommunications operators, which will be regarded as information services under the Catalogue. On June 2, 2016, the MIIT issued to Sogou Information Value-Added Telecommunications Services Operating Licenses which authorize the provision of information services, Internet data center and Internet access, which are classified as value-added telecommunication services. The licenses are subject to annual inspection.

Foreign Direct Investment in Value-Added Telecommunications Companies

Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including providing Internet information services and operating online games. Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the PRC State Council, or State Council, on December 11, 2001, became effective on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulations stipulate that foreign invested telecommunications enterprises in the PRC (“FITEs”) must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on the FITE’s operations. On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

For a FITE to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. FITEs that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local branches, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice, which reiterates certain provisions of the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet information services, or an ICP license, is considered to be a type of value-added telecommunications business in China, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Our VIEs, rather than our subsidiaries, hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our business and own and maintain facilities that we believe are appropriate for our business operations.

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established domestic VIEs to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Our History and Corporate Structure” above. Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risks Related to Our Corporate Structure.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

Provision of Internet Content

Internet Information Services

On September 25, 2000, the State Council issued the Measures for the Administration of Internet Information Services, or the ICP Measures. Under the ICP Measures, entities that provide information to online users on the Internet, or ICPs, are obliged to obtain an operating license from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations described above.

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in conspicuous locations on their home pages. ICPs are required to police their Internet platforms and remove certain prohibited content. Many of these requirements mirror Internet content restrictions that have been announced previously by PRC ministries, such as the MIIT, the MOC, and the SAPPRFT, that derive their authority from the State Council.

On October 25, 2017, the Beijing Telecom Administration, or the BTA, issued to Sogou Information a renewed Telecommunications and Information Services Operating License, or ICP license. The ICP license is subject to annual inspection.

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a Decision on Abolishment and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. The ICP license held by Sogou Information includes such specific approval of the BBS services that we provide.

Online News Search Services

On May 2, 2017, the Administrative Regulations for Internet News Information Services, or the News Regulations, were promulgated by the Cyberspace Administration of China to replace the previous Administrative Regulations for Internet News Information Services, or the Old News Regulations, issued by the SCIO and the MIIT on September 25, 2005, pursuant to which Internet news information services include services of collecting, editing, and releasing Internet news information, reposting such news information, and providing a platform to spread such news information. On May 22, 2017, the Detailed Implementing Rules of Administration of Internet News Information Services Approval, or the Detailed Implementing Rules, were promulgated by the Cyberspace Administration of China, effective on June 1, 2017. The News Regulations and the Detailed Implementing Rules require the general Websites of non-news organizations to apply to the SCIO at the national level for approval after securing the consent of the SCIO at the provincial level before they commence providing news dissemination services. There is uncertainty as to whether the provision of news search services and aggregation of news links fit within the definition of news dissemination services. Sogou Information is currently in the process of applying for an online news service license.

Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules define “Internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such Internet publications via information network are required to apply for an Internet publishing license with the relevant governmental authorities and submit the application, if approved, to the SAPPRFT for approval before distributing Internet publications. Sogou Information plans to apply for an Internet publishing license.

Internet Audio-visual Program Services

On December 20, 2007, the SAPPRFT and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-visual Program Provisions define “Internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet, and the provision of upload and audio-video programs transmission services to a third party. Entities engaging in Internet audio-visual programs services must obtain an internet audio-visual program transmission license, which will only be issued to state-owned or state-controlled entities unless the license applicant has obtained an Internet audio-visual program transmission license prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by SAPPRFT on March 10, 2017, “aggregation of Internet audio-visual programs”, which means “editing and arranging the Internet audio-visual programs on the same website and providing searching and watching services to public users”, falls into the definition of the aforementioned “Internet audio-visual programs services.” Sogou information is currently in the process of negotiating with an entity that had obtained an Internet audio-visual program transmission license in order to acquire all of the equity interests in such entity.

Online Cultural Products

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on July 1, 2003 and were amended on July 1, 2004. On February 17, 2011, the MOC issued the new Provisional Regulations for the Administration of Online Culture, or the New Online Culture Regulations, which took effect on April 1, 2011, to replace the previous regulations. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•                  the production, duplication, importation, release or broadcasting of Internet cultural products;

•                  the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or

•                  the exhibition or holding of contests related to Internet cultural products.

On July 1, 2016, the MOC issued a Notice on Strengthening the Administration of Online Performance, or the Online Performance Notice and on December 2, 2016, issued the Measures of Administration of Online Performance Operating Activities, or Online Performance Measures, which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain an Online Culture Operating Permit and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters and other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities.

On November 3, 2017, the MOC issued a renewed Online Culture Operating Permit to Sogou Information authorizing Sogou Information to provide relevant online services.

Mobile Internet Applications Information Services

On June 28, 2016, the CAOC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant approval to provide services through such applications and require application store service providers to register with local branches of the CAOC within 30 days after they start providing application store services. Sogou information has filed an application for registration with the competent local branch of the CAOC with respect to our provision of application store services.

Internet Map Services

Under the Opinions on Strengthening the Supervision of Internet Map and Geographic Information Services and the Notices on Further Strengthening the Management of Internet Map Services Permit issued on February 25, 2008 and December 23, 2011, respectively, by the State Administration of Surveying, Mapping and Geo-information (the “SASMG,” formerly known as the State Bureau of Surveying and Mapping) and the Administrative Regulations on Maps issued by the State Council on November 26, 2015, effective on January 1, 2016, any provider of Internet map services must obtain the approval of the SASMG or its local branches and a Surveying and Mapping Qualification Certificate in order to provide such services. In addition, providers of Internet map services must use maps obtained through government-approved channels and display the SASMG approval number, the Surveying and Mapping Qualification Certificate number and the Telecommunications Services Operating License number in conspicuous locations on their Websites.

On July 1, 2014, the SASMG issued new Administrative Regulations on Surveying and Mapping Qualification Certificate and Classification Standard on Surveying and Mapping Qualification Certificate, or the “SASMG Regulations and Standards,” effective on August 1, 2014, to replace previous regulations issued on February 16, 2004 and March 12, 2009. Under the SASMG Regulations and Standards, there are two types of Surveying and Mapping Qualification certificates that may be issued to providers of Internet map services. A Class A certificate allows a holder to provide (i) map-location services, (ii) geo-information uploading and dimension services, and (iii) geo-information database development services, while a holder of a Class B certificate may only provide the first two types of services.

On July 26, 2016, the SASMG and the Office of the Central Leading Group for Cyberspace Affairs (the “OCLGCA”) jointly issued a Notice on Standardizing the Usage of Maps by Internet Services Providers (the “Maps Usage Notice”), which stipulates that all the Internet service providers must review and use maps in accordance with the PRC Surveying and Mapping Law and Administrative Regulations on Maps. The Maps Usage Notice requires that maps displayed by Internet service providers be obtained through government-approved channels and identify their sources and censor numbers. Internet service providers are prohibited from using maps obtained from unaccredited sources, including foreign Websites. All maps, other than scenic maps, block maps, subway maps and other simple maps, must be reviewed by PRC governmental authorities before they are published, and must not contain any information or content specified as prohibited in the Maps Usage Notice.

On January 1, 2015, Sogou Information obtained a renewed Class A Certificate of Surveying and Mapping Qualification from the SASMG.

Internet Pharmaceuticals Information Dissemination

Under the Measures for the Administration of Internet Pharmaceuticals Information Services (the “Pharmaceuticals Information Services Measures”) issued by the State Food and Drug Administration (“SFDA”) on July 8, 2004, the formal approval of the SFDA or one of its local branches is required before a Website may disseminate information concerning pharmaceuticals.

Under the Pharmaceuticals Information Services Measures, pharmaceutical (including medical equipment) information provided by Websites must be scientific and accurate. Furthermore, medical and pharmaceutical (including medical equipment) advertisements published by such Websites must be reviewed and approved by SFDA and must not exaggerate the efficacy or promote the medical uses of such products.

Sogou Information received renewed SFDA approval on October 31, 2017.

Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, or the “New Advertising Law”, effective on September 1, 2015. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of governmental authorities. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising (the “SAIC Interim Measures”), effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat pay-for-click search results as advertisements that are subject to PRC advertisement laws, and require that pay-for-click search results be conspicuously identified on search result pages as advertisements. The New Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

On April 13, 2016, the SAIC and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals, such as ours, and other portal, financial, real estate, P2P, and investment product sales services Websites. The SAIC issued the Interim Measures for the Administration of Online Advertising, or the SAIC Interim Measures, which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services, have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages,

Search Services

On August 18, 2009, the MOC issued a Notice on Strengthening and Improving the Content Censorship of Online Music Content, or the MOC Notice, which was abolished by the MOC on August 25, 2016. On October 23, 2015, the MOC issued a Notice on Further Strengthening and Improving the Administration of Content of Online Music, or the MOC Further Notice, which became effective on January 1, 2016. The MOC Notice and the MOC Further Notice provide that providing direct links to online music will constitute engaging in the online music business, and that therefore an Online Culture Operating Permit is required for providing such search services. Sogou Information applied for an Online Culture Operating Permit and received it on December 31, 2010. The permit was renewed on November 3, 2017.

On June 25, 2016, the CAOC issued Measures for the Administration of Online Information Search Services, or the CAOC Interim Measures, which became effective on August 1, 2016. The CAOC Interim Measures, like the SAIC Interim Measures, require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, conspicuously identify pay-for-click search results as such.

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structure of Sogou was deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structure of Sogou might be challenged by the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Sogou uses having been challenged by the SAPPRFT as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC laws and regulations, and must obtain the approval of the SAPPRFT before publishing foreign electronic publications. The Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which were jointly promulgated by the SAPPRFT and the MIIT and became effective in 2002, impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an ICP to select, edit and process content or programs and to make such content or programs publicly available on the Internet. As the provision of online games is deemed to be an Internet publication activity, an online game operator must obtain an Internet publishing license and an authorization code for each of its games in operation in order to directly make those games publicly available in the PRC. Although the Internet Publication Measures do not specifically authorize such a practice, an online game operator is generally able to publish its games and obtain authorization codes for those games through third-party licensed electronic publishing entities and register the games with the SAPPRFT as electronic publications. The New Internet Publication Measures issued by the SAPPRFT and the MIIT, which became effective on March 10, 2016 and replaced the Internet Publication Measures, require that entities in the Internet publishing business must apply for an online publication license and obtain approval from the SAPPRFT prior to the publication of new online games. In addition, under the New Internet Publication Measures Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner. As the New Internet Publication Measures are new, the actual implications and reach of this regulation are still uncertain.

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products, the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products.

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures, (i) requires online game operators to protect the interests of online game users and specifies certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games, and (iv) requests online game operators to promote real-name registration by their game users.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the SAPPRFT Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within the PRC must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license.

The Notice Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Notice, issued by the MOC in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

The Administrative Measures for Content Self-Review by Internet Culture Business Entities, or the Content Self-Review Administrative Measure, which took effect in December 2013, requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required to be filed with the local provincial branch of the MOC.

In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, issued by the SAIC, which took effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that when selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be accurate. If they fail to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or other governmental authorities could impose fines or other penalties on them.

Information Security and Censorship

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, are subject to various security protection-related obligations including:

•                  complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

•                  verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

•                  formulating Internet security emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures, and reporting to governmental authorities; and

•                  providing technical assistance and support for public security and national security authorities for the protection of national security and in criminal investigations.

Under the PRC Cybersecurity Law, network service providers must inform users about and report to the relevant governmental authorities any known security defects or bugs, and must provide constant security maintenance services for their products and services. Network products and service providers may not contain or provide malware. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

•                  important cyber products and services purchased by networks, and information systems related to national security; and

•                  the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and fields. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

Internet content in the PRC is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision Regarding the Safeguarding of Internet Security, or the Decision in 2000, and amended it in August, 2009. The Decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

In May 2004, the MOC issued a Notice Regarding the Strengthening of Online Game Censorship, or the Online Game Notice. The Online Game Notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC. We have submitted the relevant filing documents to the MOC for the filing of all the games in operation.

In July 2005, the MOC and the MIIT jointly promulgated the Opinions on the Development and Administration of Online Games emphasizing the PRC government’s intent to foster and control the development of the online game industry in the PRC and providing that the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

In April 2009, the MOC issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Games, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC.

Protection of Minors

On April 15, 2007, the MIIT, the SAPPRFT, the Ministry of Education and five other governmental authorities jointly issued a Notice on the Implementation of Online Game Anti-Fatigue System to Protect the Physical and Psychological Health of Minors, or the Anti-Fatigue Notice. Pursuant to the Anti-Fatigue Notice, online game operators are required to install an “anti-fatigue system” that discourages game players from playing games for more than five hours per day. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if the game is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our systems, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

On January 15, 2011, the MOC, the MIIT and six other central governmental authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.

In February 2013, 15, PRC governmental authorities, including the SAPPRFT, the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction (“Work Plan”), implementing integrated measures by various authorities designed to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued, and online game operators will be required to implement measures to protect minors.

On July 25, 2014, the SAPPRFT promulgated a Notice on Further Carrying out the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Verification of Real-name Registration Notice, which took effect on October 1, 2014. The Verification of Real-name Registration Notice requires local press and publication administrative departments to strengthen their oversight of enterprises engaged in the publication and operation of online games, and requires such enterprises to strictly abide by anti-fatigue and real-name registration requirements when developing and promoting online games, excluding, at present, mobile games.

Virtual Currency

On February 15, 2007, the MOC, the PBOC and other relevant governmental authorities jointly issued the Notice on Further Strengthening the Administration of Internet Cafés and Online Games, or the Internet Cafés and Online Games Notice. Under the Internet Cafés and Online Games Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés and Online Games Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés and Online Games Notice also provides that virtual currency may only be used to purchase virtual items.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency (the “Virtual Currency Notice”) to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to the “treasure boxes” found in some online games.

On July 20, 2009, the MOC promulgated the Filing Guidelines for Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which define the terms “issuing enterprise” and “trading enterprise” and stipulate that a single enterprise may not be both an issuing enterprise and a trading enterprise.

Laws and Regulations Related to Intellectual Property Protection

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

On September 7, 1990, The National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of the pledge of a copyright.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration (the “NCA”) issued Computer Software Copyright Registration Procedures on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

To address the problem of copyright infringement related to content posted or transmitted over the Internet, on April 29, 2005 the NCA and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, which became effective on May 30, 2005. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

We have adopted measures to mitigate copyright infringement risks, such as real-time monitoring and mechanisms for fast removal upon receipt of notices of infringement. As of December 31, 2017, we had registered 154 software copyrights in the PRC.

Patent Law

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000 and 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2017, we had been issued 781 patents in the PRC.

Trademark Law

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law, or the Trademark Law, which was amended in 1993, 2001 and 2013. On September 15, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2017, we had registered 381 trademarks in the PRC.

Consumer Protection and Privacy Protection

Consumer Protection

The MIIT sets forth various requirements for consumer protection in a notice, issued on April 15, 2004, which addresses certain problems in the telecommunications sector, including ambiguity in billing practices for premium services, poor quality of connections and unsolicited SMS messages, all of which impinge upon the rights of consumers.

On May 26, 2016, the MIIT issued the Measures on the Complaint Settlement of the Telecommunication Services Users, or the “Complaint Settlement Measures”, which took effect on July 30, 2016. The Complaint Settlement Measures require telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

We are aware of the increasingly strict legal environment covering consumer protection in the PRC, and we strive to adopt all measures necessary to ensure that our business complies with these evolving standards.

Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of the communications of citizens and prohibits infringement of such rights. In recent years, PRC governmental authorities have issued various regulations on the use of the Internet that are designed to protect personal information from unauthorized disclosure. For example, the ICP Measures prohibit an Internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by ICPs.

Chinese law does not prohibit ICPs from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. In addition, the Several Provisions stipulate that ICPs must not, without the users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications governmental authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damage caused to our users.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of User Personal Information, publish the ICPs’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential User Personal Information that they collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. Most of the requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. ICP operators are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On August 21, 2014, the Supreme People’s Court promulgated the Provisions of the Supreme People’s Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks, pursuant to which if an ICP operator discloses genetic information, medical records, health examination data, criminal record, home address, private events and or other personal information of a natural person online, causing damage to the person, the People’s Court should support a claim by the infringed party for recovery of damages from the infringing ICP operator.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

Our current security measures and those of the third parties with whom we transact business may not be adequate for the protection of user personal information. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of our system and the online payment systems that we use could expose us to litigation and liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

Security and Censorship

The principal pieces of PRC legislation concerning information security and censorship are:

•                  The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010) and related Implementing Rules (2014);

•                  The Law of the People’s Republic of China Regarding Anti-spy (2014);

•                  Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•                  Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•                  Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000); and

•                  The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000), which was amended in 2009.

These pieces of legislation specifically prohibit the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets, as follows:

•                  “A breach of public security” includes a breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens or illegal or criminal activities.

•                  “Socially destabilizing content” includes any action that incites defiance or violation of Chinese laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; spreads feudal superstition; involves obscenities, pornography, gambling, violence, murder, or horrific acts; or instigates criminal acts.

•                  “State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

Under the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them provide regular updates to the local public security bureau regarding information security and censorship systems for their Websites. In this regard, on October 1, 2004, the Administrative Rules on the Filing of Commercial Websites, or the Commercial Websites Filing Rules, were promulgated by the Beijing Administration of Industry and Commerce (Beijing AIC), to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AIC on September 1, 2000. The Commercial Websites Filing Rules state that operators of commercial Websites must comply with the following requirements:

•                  filing with the Beijing AIC and obtain electronic registration marks for the Websites;

•                  placing the registration marks on the Websites’ homepages; and

•                  registering the Website names with the Beijing AIC.

The PRC Cybersecurity Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Sogou Information has successfully registered the sogou.com Website with the Beijing AIC.

In addition, the State Security Bureau has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with legislation regarding the protection of State secrets in the distribution of information online.

Accordingly, we have established an internal security committee and adopted security maintenance measures, employed a full-time supervisor and exchanged information on a regular basis with the local public security bureau with regard to sensitive or censored information and Websites.

Internet Content and Anti-Pornography

The PRC government has promulgated measures relating to Internet content through a number of governmental authorities, including the MIIT, the MOC, the SAPPRFT and the MPS. These measures specifically prohibit certain Internet activities, including the operation of online games, which results in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy and vulgar content from the Internet. In April 1, 2009, the Ministry of Education, the MIIT and certain other PRC ministries and agencies issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the Website for the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice on May 19, 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in the PRC have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in the PRC. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, on June 30, 2009, the MIIT postponed the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

On December 4, 2009, the MIIT and three other PRC governmental authorities jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media, or the Anti-Pornography Notice, to crack down on online pornography. Pursuant to the Anti-Pornography Notice, monetary rewards will be provided to Internet users who report Websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. During a PRC anti-pornography campaign, which continued during 2014, many Websites (including mobile Websites) that contained pornography were closed down. In addition, China Mobile announced a temporary suspension of billing for Wireless Application Protocol, or (“WAP”) services, as a means of fighting against Websites providing pornographic content.

On April 13, 2014, the National Working Group on Anti-Pornography and three other PRC governmental authorities jointly issued the Proclamation of Special Action Regarding Crackdown on Online Pornographic Content, or the Anti-Pornography Proclamation. Under the Anti-Pornography Proclamation, Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant governmental authorities may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Moreover, an enterprise or individual who provides telecom operation services, network access services, advertising services or payment services to facilitate dissemination of pornographic content may have criminal or civil penalties imposed under the PRC Criminal Law and other relevant laws and regulations.

Laws and Regulations Related to Unfair Competition

Pursuant to the Anti-Unfair Competition Law, which took effect in 1993, a business operator is prohibited from any of the following unfair activities:

•                  copying and using the registered trademarks of others;

•                  using the same or similar names, packages or decorations of well-known brand name products so as to mislead buyers;

•                  using the names of other enterprises without authorization so as to mislead buyers; and

•                  forging identification marks, marks indicating good quality and other marks on commodities or falsifying the place of origin or using other false indicators to mislead people with regard to quality.

In addition, the Supreme People’s Court has promulgated an Interpretation on Several Issues Relating to the Application of the Law in Civil Trials for Unfair Competition Cases, which became effective as of February 1, 2007. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators and maintain orderly market competition.

Regulation of M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission (the “CSRC”), and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official Website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirements.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008. In essence, the AML prohibits certain monopolistic acts that result in or could result in the elimination or restriction of competition. After the promulgation of the AML, the State Council as well as various PRC governmental authorities, including the MOFCOM, the National Development and Reform Commission, or the NDRC, and the SAIC, promulgated a series of regulations from different perspectives to interpret and enforce the AML. Under the AML, monopolistic agreements, abuse of a dominant market position, and business combinations are considered to be monopolistic acts that result in or could result in the elimination or restriction of competition.

Pursuant to the AML, a business operator that possesses a dominant position in a relevant market is prohibited from abusing its dominant market position through (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with its trading counterparties; (iv) without justifiable reasons, allowing trading counterparties to make transactions exclusively with itself or with business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions on transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among its trading counterparties who are on an equal footing; (vii) other acts determined to be abuse of dominant market position by the relevant governmental authorities. If a business operator that possesses a dominant market position in a relevant market is deemed to be abusing its dominant position, the SAIC and other competent PRC governmental authorities, such as the NDRC, may, at their discretion, order the business operator to cease the illegal acts, confiscate any illegal gains, and impose a fine of 1% to 10% of the business operator’s revenues for the preceding financial year.

In addition, pursuant to the AML and related regulations, a proposed business combination is required to be reported to the MOFCOM by the parties involved prior to its implementation, if the following thresholds are met:

(i)                                     the combined worldwide turnover in the preceding financial of the parties involved year exceeds RMB10 billion (or approximately US$1.47 billion), and the nationwide turnover in the preceding financial year within the PRC of each of at least two of the parties involved exceeds RMB400 million (or approximately US$58.8 million); or,

(ii)                                  the combined nationwide turnover in the preceding financial year within the PRC of all the parties involved exceeds RMB2 billion (or approximately US$294 million), and the nationwide turnover in the preceding financial year within the PRC of each of at least two of the parties involved exceeds RMB400 million (or approximately US$58.8 million).

“Business Combinations” means any of the following: (i) merger of businesses; (ii) acquisition of control over another business by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another business by contract or by any other means. Under the AML and other related regulations, transactions satisfying the thresholds for mandatory notification are not allowed to be implemented without the parties obtaining approval from the MOFCOM. In case of any non-compliance with the notification and approval requirement, the MOFCOM may order the parties involved to cease the transactions, dispose of shares or assets, transfer one of the combined businesses by no later than a specified time, or take any other measures necessary to restore the status quo as of before the business combination. A fine of up to RMB500,000 (or approximately US$73,000) may also be imposed by the MOFCOM. Furthermore, the parties to the proposed transactions are subject to liability for any loss suffered by an individual or entity or individual as a result of the business combination.

Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the FX Regulations, which were last amended in August 2008. Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with such regulations may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange regulations.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related PRC residents and individuals may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, in practice, different local SAFE offices may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control and related Implementation Rules were issued by the SAFE on January 5, 2007. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by onshore individuals may be conducted only with approval from the SAFE or its local office.

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), which was amended in October 2000 and October, 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), which was amended in February 2014.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the Corporate Income Tax Law, which became effective on January 1, 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Corporate Income Tax Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Employment and Social Insurance

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC, or the Employment Contract Law, which became effective as of January 1, 2008 and amended on December 28, 2012. The Employment Contract Law requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the Employment Contract Law, employment contracts lawfully concluded prior to the implementation of the Employment Contract Law and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the Employment Contract Law but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

On September 18, 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which came into effect immediately. These regulations interpret and supplement the provisions of the Employment Contract Law.

In accordance with the Employment Contract Law, an employer shall control the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. An employer that is in violation thereof shall be ordered to make correction by the labor administrative department. Where no correction is made by the prescribed deadline, the employer shall be fined of not less than RMB 5000 but not more than RMB 10,000 per dispatched worker involved. On January 24, 2014, the Ministry of Human Resources and Social Security issued the Interim Provisions on Labor Dispatching, which became effective on March 1, 2014. The Interim Provisions on Labor Dispatching provides that the number of dispatched workers used by an Employer shall not exceed 10% of the total number of its employees. We could not assure you that Sogou would be always in compliance of such requirement.

PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund governmental authorities.

Organizational Structure

Sohu, our ultimate parent company and controlling shareholder; Tencent; and members of our management together have shareholdings in us giving them approximately 97.0% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares, due to the additional voting power of the Class B Ordinary Shares held by Sohu and Tencent.  Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent Holdings Limited, has the right to appoint a majority of our Board of Directors. Sohu and Tencent together, through their ownership of our Class B Ordinary Shares, have the power to decide all matters that are put to a vote of our shareholders.

As of the date of the filing of this annual report, the following are our wholly-owned subsidiaries:

•                  Sogou (BVI) Limited, or Sogou BVI, incorporated in the British Virgin Islands on December 23, 2005.

•                  Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, incorporated in the PRC on February 8, 2006.

•                  Sogou Hong Kong Limited, or Sogou HK, incorporated in Hong Kong on December 12, 2007.

•                  Vast Creation Advertising Media Services Limited, or Vast Creation, a Hong Kong Company acquired by us on November 30, 2011.

•                  Beijing Sogou Network Technology Co., Ltd., or Sogou Network, incorporated in the PRC on March 29, 2012.

•                   Sogou Technology Hong Kong Limited, or Sogou Technology HK, incorporated in Hong Kong on August 25, 2015.

•                  Tianjin Sogou Network Technology Co., Ltd., or Tianjin Sogou Network, incorporated in the PRC on May 18, 2017.

•                  Sogou (Shantou) Internet Microcredit Co., Ltd., or Sogou Shantou, incorporated in the PRC on November 22, 2017.

In order to comply with PRC regulatory requirements restricting foreign ownership of Internet information and content, Internet access, value-added telecommunications, and certain other businesses in China, we conduct a portion of our online search and search-related businesses and other business in the PRC through our VIE Sogou Information, which is incorporated in the PRC. In order to comply with PRC laws, Sogou Technology, Sogou Information, and the three shareholders of Sogou Information, which are a VIE of Sohu that is a PRC company, a Tencent group entity that is a PRC company, and our Chief Executive Officer Xiaochuan Wang, who is a PRC citizen, are parties to a series of contractual arrangements that provide Sogou Technology with effective control of Sogou Information. Pursuant to these contractual arrangements, we operate a portion our business through Sogou Information and its subsidiaries as our VIEs in the PRC and a portion of our revenues are earned by and paid to Sogou Information. Under these contractual arrangements, Sogou Information holds a portion of our assets, including licenses and permits required to operate our search and search-related businesses and other business, and Sogou Technology provides product development, technical support and marketing services to Sogou Information and holds most of the intellectual property relating to the technology we use to operate our business. As a result of these contractual arrangements, our VIEs’ results of operations, assets, and liabilities are included in our consolidated financial statements.

The following is a summary of our VIE Sogou Information and its subsidiaries, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. (“Shi Ji Guang Su”), Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”), and Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”):

Sogou Information

•                  Beijing Sogou Information Service Co., Ltd., or Sogou Information, was incorporated in December 2005. As of December 31, 2017, Beijing Century High-Tech Investment Co., Ltd., a Sohu Group Company, and Shenzhen Tencent Computer System Co., Ltd., a Tencent group entity, and Xiaochuan Wang, held 45%, 45%, and 10% equity interests, respectively, in this entity.

Shi Ji Guang Su

•                  Shenzhen Shi Ji Guang Su Information Technology Co., Ltd., or Shi Ji Guang Su, was acquired in September 2013 in connection with Tencent’s investment in us and Tencent’s transfer to us of its Soso search-related businesses. As of December 31, 2017, Sogou Information held 100% of the equity interest in this entity.

Shi Ji Si Su

•                  Beijing Shi Ji Si Su Technology Co., Ltd., or Shi Ji Si Su, was acquired in April 2015 for nominal consideration. As of December 31, 2017, Sogou Information held 100% of the equity interest in this entity.

Chengdu Easypay

•                  Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, was incorporated in January 2015. As of December 31, 2017, Sogou Information and Shi Ji Si Su together held 100% of the equity interest in this entity.

The following is a summary of the VIE agreements currently in effect:

•                  Loan and share pledge agreements between Sogou Technology and the shareholders of Sogou Information. The loan agreement provides for a loan to Xiaochuan Wang, who holds 10% of the equity interest in Sogou Information, used by him to make contributions to the registered capital of Sogou Information in exchange for his equity interest in Sogou Information. The loan is interest free and is repayable on demand, but Mr. Wang may repay the loan only by transferring to Sogou Technology his equity interest in Sogou Information. Under the pledge agreement, all of the shareholders of Sogou Information pledge their equity interests to Sogou Technology to secure the performance of their obligations under certain of the VIE agreements. If any shareholder of Sogou Information breaches any of his or its obligations under any VIE agreements, Sogou Technology is entitled to exercise its rights as the beneficiary under the share pledge agreement. The share pledge agreement terminates only after all of the obligations of the shareholders under the various VIE agreements are no longer in effect.

•                  Equity interest purchase rights agreement between Sogou Technology, Sogou Information, and the shareholders of Sogou Information. Pursuant to these agreements, Sogou Technology and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at the lowest purchase price permissible under PRC law.

•                  Business operation agreement among Sogou Technology, Sogou Information and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information in their capacity as such and of Sogou Information. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

•                  Powers of attorney executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of 10 years that is extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.

•                  Technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

Commerce & Finance Law Offices, our PRC counsel, has advised us that these agreements became effective upon signing, except for the pledge under the share pledge agreement, which became effective when the pledge was registered with applicable PRC authorities. In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structure and the contractual arrangements between Sogou Technology and Sogou Information and among Sogou Technology, Sogou Information, and the shareholders of Sogou Information comply with current PRC laws and regulations and each of the these agreements is, and taken as a whole these agreements are, valid and legally binding upon each party to such agreements under the laws of the PRC, and enforceable in accordance with its and their terms. We do not believe that any of these agreements would be deemed under PRC laws and regulations to create foreign ownership of the businesses operated through our VIEs that would violate PRC laws and regulations. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Commerce & Finance Law Offices and our belief in that regard. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)                                     The shareholders of Sogou Information are Beijing Century High-Tech Investment Co., Ltd., a VIE of Sohu, Shenzhen Tencent Computer System Co., Ltd., a Tencent group entity, and Xiaochuan Wang, our Chief Executive Officer, holding a 45%, 45%, and 10% equity interest, respectively, in this entity, subject to VIE agreements with Sogou Technology.

ITEM 4A.                         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report on Form 20-F, our actual future results may be materially different from what we expect.

Overview

Our mission is to make it easy to communicate and get information.

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries and we are the fourth largest Internet company in China based on MAU in December 2017, according to iResearch. Our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

Sogou Search had an 18.2% market share in China based on mobile queries in December 2017, as compared to 15.2% in March 2017, according to iResearch. Meanwhile, our mobile search MAU increased from 457 million in December 2016 to 545 million in December 2017. We have grown significantly, with mobile Web search page views having grown by 31% from December 2016 to December 2017. Powered by AI, Sogou Search offers innovative products and services. For example, our cross-language search service eliminates the Chinese-English language barrier, enabling users to discover English content on the Internet by querying in Chinese and reading content that we have translated into Chinese.

Chinese language input software is a must-have for users to type in Chinese. Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2017, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Search continually captures Chinese expressions and phrases on the Internet, which enables Sogou Input Method to build a comprehensive and up-to-date vocabulary library. This allows us to improve the efficiency and accuracy of predictive text. In December 2017, Sogou Input Method had 331 million mobile DAU and 86 million PC DAU. It was the number two PC software in China by DAU and the number three mobile application in China by DAU in December 2017, according to iResearch. Sogou Input Method interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Input Method has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic.

We have built and shared a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users through services such as search access to the vast content from Tencent’s Weixin Official Accounts. We have also broadened our user acquisition channels by collaborating with our strategic partners and third parties. Sogou Search is the default general search engine in Tencent’s Mobile QQ Browser and qq.com. We are exploring potential opportunities to deepen our collaboration with Tencent. Since October 2017, Tencent has been testing, on a trial basis and for purposes of assessment, the integration of Sogou Search into Weixin/WeChat. With this initiative, users of Weixin/WeChat can use Sogou Search as a general search function within Weixin/WeChat to access Internet information outside Weixin/WeChat. We are working closely with Tencent on product testing and optimization and intend to discuss commercial arrangements upon the completion of the trial stage.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have made significant breakthroughs in language-centered AI capabilities, including voice and image technologies, machine translation, and question answering, or Q&A, which have been successfully integrated into our products and services. In addition to the implementation of machine translation in cross-language search services, we provide our users with a more natural search experience through AI-based voice and image technologies. Q&A technology enables us to provide direct answers in response to user queries, instead of displaying a list of Web links. Our proven AI capabilities will facilitate our launch of more disruptive products and services, such as virtual personal assistants, or VPAs, to serve users anytime, anywhere.

We have recorded substantial revenue growth, with an increase from US$591.8 million in 2015 to US$660.4 million in 2016 and US$908.4 million in 2017. We generate revenues primarily from search and search-related advertising services, which represented 88.2% of our total revenues in the year ended December 31, 2017.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by trends in and the development of China’s online search market in general. In addition, as our reporting currency is the U.S. dollar and almost all of our revenues and costs are denominated in RMB, our results of operations as reported in our consolidated financial statements are affected by fluctuations in the exchange rate between the RMB and the U.S. dollar.

Trends in China’s online search industry

The online search market in China has been growing rapidly. According to iResearch, China’s online search industry has grown from RMB51.6 billion (US$7.7 billion) in 2014 to RMB76.5 billion (US$11.4 billion) in 2016. iResearch expects the industry to continue its rapid growth to RMB204.3 billion (US$30.4 billion) in 2021 with a CAGR of 21.7% from 2016 to 2021. Advertisers have been increasingly shifting their advertising budgets toward online advertising, and there has been increased demand for industry-specific online search in key verticals, such as education, e-commerce, online games, financial services, and healthcare. The growth in the online search market has also been underpinned by the increased adoption of mobile devices and the rapid ramp-up of mobile search traffic. Search engines in China have been adapting to such trends by focusing on mobile search quality through improving technological capabilities and expanding their user acquisition channels on mobile devices, which has generally resulted in increased expenditures for mobile traffic acquisition.

In addition, the online search industry may be affected by changes in the PRC regulatory environment. For example, tightened PRC regulation of online advertising had an adverse effect on the online search industry in 2016.

Ability to expand advertiser base

In order to expand our advertiser base and increase the average revenue per advertiser, or ARPA, we focus on enhancing the effectiveness of our advertising services. We source our advertisers primarily through our network of advertising agencies. From time to time, we may provide discounts and rebates to attract and incentivize advertising agencies. In the last three years, the rates of discounts and rebates have remained relatively stable, but may be subject to change as we respond to market conditions.

Ability to improve user experience

We are dedicated to addressing the evolving needs of our users by continually enhancing our suite of products and services. Our focus on enhancing user experience has led to significant growth of our user base and search traffic. MAU of our mobile search increased by 57.5% from 346 million in March 2015 to 545 million in December 2017. MAU of our Sogou Mobile Keyboard increased by 100.4% from 225 million in March 2015 to 451 million in December 2017. The following table sets forth MAU data for our mobile search, and MAU and DAU data for our Sogou Mobile Keyboard, for the months indicated:

	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017
Mobile Search
MAU (in millions)	346	399	406	415	438	442	447	457	473	483	511	545
Sogou Mobile Keyboard
MAU (in millions)	225	233	238	248	263	275	311	340	373	403	427	451
DAU (in millions)	130	136	140	143	154	167	198	226	256	283	307	331

We generally do not track DAU for mobile search, as we believe that MAU is a better measure of the user base over time. MAU for search tends to be relatively stable from period to period, whereas DAU can be volatile. We also believe that reporting MAU, and not DAU, for search is consistent with industry practice in general. However, we believe that there is a benefit to providing DAU, as well as MAU, for Sogou Mobile Keyboard because Sogou Mobile Keyboard is a tool that is widely used by many users on a daily basis fairly consistently, so tracking DAU can provide additional relevant information.

We plan to continue to optimize experience for our users by improving our products and services through big data and AI technologies and collaborating with third parties. By doing so, we aim to attract and retain users and enjoy continued MAU and search traffic growth in the future.

Ability to strengthen our technological capabilities, especially AI and big data

The online search business has undergone constant technological evolution in recent years. In particular, AI and big data have been transforming, and will continue to transform, the search industry. We are dedicated to continually enhancing and applying our technological capabilities to new forms of search and other applications. To maintain our leadership in technology, we have increased our investments in research and development and expect to continue to do so.

Ability to broaden user acquisition channels

As users increasingly use mobile devices to access the Internet, we have actively expanded our user acquisition channels for mobile products, and in particular, partnerships with mobile device manufacturers. Mobile browsers and search applications serve as major user acquisition channels for search engine service providers. Hence, we have been focusing, and expect to continue to focus, on increasing the prevalence of our search engine in mobile browsers pre-installed by mobile device manufacturers, and we also plan to expand distribution of our mobile search application. We expect our traffic acquisition costs to increase as we expand our user acquisition channel partnerships.

Key Components of Results of Operations

Our Revenues

We generate revenues primarily from our search and search-related advertising services, which enable advertisers’ promotional links to be displayed on our search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the search queries and such properties. Our advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications.

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our search result pages and other Internet properties and third parties’ Internet properties. Revenues generated from our auction-based pay-for-click services accounted for 76.7%, 77.6%, and 83.0%, respectively, of the total revenues derived from our search and search-related advertising services in 2015, 2016, and 2017.

We also generate revenues from other business by offering IVAS, primarily with respect to our operation of Web games and mobile games developed by third parties and provision of online reading services, as well as by offering other products and services, including smart hardware products.

Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs; bandwidth costs; server and Internet equipment depreciation associated with the operation of our Internet properties; salary and benefits expenses, and share-based compensation, for our staff employed in network operations; and costs related to our other business. Traffic acquisition costs represent the most significant portion of our cost of revenues.

Our traffic acquisition costs consist primarily of payments to third parties that direct search queries of their users to our Internet properties or distribute our advertisers’ promotional links through such third parties’ Internet properties. The traffic acquisitions costs for such arrangements consist primarily of fees that we pay to the third parties based on an agreed-upon unit price and revenue-sharing payments that we make to the third parties based on an agreed-upon percentage of revenues generated from users’ clicks.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. Share-based compensation expense is included in each of these categories of expense.

Research and Development Expenses

Research and development expenses consist primarily of salary and benefits expenses and share-based compensation for our research and development personnel; fees for outsourced technical services associated with our product development; costs associated with the use of facilities for research and development purposes; and content and license fees associated with collaboration with some of our business partners.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses; salary and benefits expenses and share-based compensation for personnel engaged in sales and marketing. Advertising and promotional expenses generally represent the expenses incurred for promoting our products and services and our brand.

General and Administrative Expenses

General and administrative expenses consist primarily of professional service fees; and salary and benefits expenses and share-based compensation for employees involved in general corporate operations.

Taxation

PRC

PRC Corporate Income Tax

The PRC Corporate Income Tax Law including its implementing regulations, or the CIT Law, generally applies an income tax rate of 25% to all enterprises incorporated in the PRC, including foreign-invested enterprises, such as our PRC subsidiaries, and domestic companies, such as our VIEs, but grants preferential tax treatment to “High and New Technology Enterprises,” or HNTEs, qualified Software Enterprises, and “Key National Software Enterprises,” or KNSEs.

HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Sogou Technology qualified as an HNTE for the three years ending December 31, 2017, 2018, and 2019, and will need to re-apply for HNTE qualification in 2020. Sogou Information qualified as an HNTE for the three years ended December 31, 2015, 2016, and 2017, and will need to re-apply for HNTE qualification in 2018. Sogou Network qualified as an HNTE for the year ended December 31, 2016, 2017, and 2018, and will need to re-apply for HNTE qualification in 2019.

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises are subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status. Sogou Technology qualified in 2016 and 2017 for the preferential income tax rate of 10% for 2015 and 2016 as a KNSE and will follow the same process in 2018. Sogou Network qualified in 2016 for the preferential income tax rate of 12.5% for 2015 as a Software Enterprise.

If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors—Risks Related to China’s Regulatory Environment—We may be deemed a PRC resident enterprise under the CIT Law and be subject to PRC taxation on our worldwide income.”

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the “Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital” if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if such Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

PRC Value-Added Tax

We are subject to VAT at a rate of 6% or 17%.

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

British Virgin Islands

Under the current laws of British Virgin Islands, Sogou BVI is not subject to tax on income or capital gains. There are no other taxes likely to be material to us levied by the government of the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries Sogou Hong Kong Limited, Vast Creation Advertising Media Services Limited, and Sogou Technology Hong Kong Limited are subject to income tax at a rate of 16.5%. Hong Kong dose not impose a withholding tax on dividends.

Results of Operations

You should read the information set forth and discussed in this section in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The year-to-year comparisons discussed below may not be indicative of our future trends.

The following table summarizes our historical results of operations for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	539,521	597,213	801,551
Other revenues	52,282	63,195	106,806
Total revenues	591,803	660,408	908,357
Cost of revenues(1)	248,279	302,736	457,401
Gross profit	343,524	357,672	450,956
Operating expenses:
Research and development(1)	131,072	138,364	172,829
Sales and marketing(1)	93,998	123,119	156,420
General and administrative(1)	16,666	24,567	27,821
Total operating expenses	241,736	286,050	357,070
Operating income	101,788	71,622	93,886
Interest income	5,332	5,198	9,126
Foreign currency exchange gain/(loss)	667	5,346	(7,082)
Other income/(expenses), net	1,142	(26,027)	692
Income before income tax expenses	108,929	56,139	96,622
Income tax expenses	9,430	27	14,422
Net income	99,499	56,112	82,200

(1)  Share-based compensation expense included in:

Cost of revenues	330	171	540
Research and development	6,862	5,615	16,470
Sales and marketing	943	1,816	4,299
General and administrative	2,244	5,259	2,414
	10,379	12,861	23,723

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues were US$660.4 million and US$908.4 million, respectively, for the years ended December 31, 2016 and 2017, representing a year-over-year increase of 37.5%.

The following table sets forth the relative percentage of our revenues in 2016 and 2017 generated from search and search-related advertising services and from other business.

	For the Year Ended December 31
	2016	% of Revenues	2017	% of Revenues
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	597,213	90.4%	801,551	88.2%
Other revenues	63,195	9.6%	106,806	11.8%
Total revenues	660,408	100.0%	908,357	100.0%

Revenues generated from our search and search-related advertising services were US$597.2 million and US$801.6 million, respectively, for the years ended December 31 2016, and 2017, representing a year-over-year increase of 34.2%. The increase in our search and search-related advertising revenues resulted primarily from the increase in revenues generated from our auction-based pay-for-click services, which accounted for 77.6% and 83.0%, respectively, of our search and search-related advertising revenues in 2016 and 2017. The growth in revenues from auction-based pay-for-click services resulted from increases both in ARPA and in the number of our advertisers. The ARPA for auction-based pay-for-click services was US$3,995 and US$4,856, respectively, for the years ended December 31 2016 and 2017, representing a year-over-year increase of 21.6%. The number of our auction-based pay-for-click advertisers was approximately 116,000 and 137,000, respectively, for the years ended December 31, 2016 and 2017, representing a year-over-year increase of 18.1%. The increase in ARPA was primarily attributable to the increase in the number of paid clicks. The total number of our paid clicks increased by 43.0% from the year ended December 31, 2016 to the year ended December 31, 2017, primarily driven by strong growth in mobile paid clicks as a result of rapidly-growing mobile traffic and an improved click-through rate on the mobile end, which was partially offset by declining PC paid clicks. Revenues generated from our mobile auction-based pay-for-click services accounted for 57% and 82%, respectively, of our total auction-based pay-for-click revenues for the years ended December 31 2016 and 2017.

Other revenues were US$63.2 million and US$106.8 million, respectively, for the years ended December 31, 2016 and 2017, representing a year-over-year increase of 69.0%. The increase in other revenues was primarily attributable to the increase in revenues from IVAS, and sales of smart hardware products.

Cost of Revenues

Our overall cost of revenues increased from US$302.7 million in 2016 to US$457.4 million in 2017, representing a year-over-year increase of 51.1%. The increase in cost of revenues was primarily attributable to an increase in traffic acquisition costs. We incurred traffic acquisition costs of approximately US$202.5 million and US$303.6 million, respectively, in 2016 and 2017, representing a year-over-year increase of 50.0%. The increase outpaced the increase in our search and search-related advertising revenues during the same period, primarily due to an increase in the portion of our mobile search traffic that was directed to us by third parties.

Gross Profit

Gross profit increased from US$357.7 million in 2016 to US$451.0 million in 2017, representing a year-over-year increase of 26.1%. Gross margins were 54.2% and 49.6%, respectively, for the years ended December 31, 2016 and 2017. The decrease in our gross margin from 2016 to 2017 was mainly due to higher traffic acquisition costs as a percentage of our revenues.

Operating Expenses

The following table summarizes the components of our operating expenses for 2016 and 2017:

	For the Year Ended December 31,
	2016	% of Revenues	2017	% of Revenues
	(US$ in thousands)
Operating expenses:
Research and development	138,364	21.0%	172,829	19.0%
Sales and marketing	123,119	18.6%	156,420	17.2%
General and administrative	24,567	3.7%	27,821	3.1%
Total operating expenses	286,050	43.3%	357,070	39.3%

Research and Development Expenses

Our research and development expenses increased from US$138.4 million in 2016 to US$172.8 million in 2017, representing a year-over-year increase of 24.9%. The increase was primarily attributable to an increase in salary and benefits expenses for our research and development staff driven by increased average salary and higher headcount and increased share-based compensation expense driven by an increase in the fair value of share options granted by us to our research and development staff, as well as increased outsourced product development fees, reflecting our continued efforts to strengthen our AI and other technological capabilities.

Sales and Marketing Expenses

Our sales and marketing expenses increased from US$123.1 million in 2016 to US$156.4 million in 2017, representing a year-over-year increase of 27.0%. The increase was attributable to more marketing and promotional activities for our mobile products, including pre-installation by mobile device manufacturers and distribution through mobile app stores and other channels and increased sales and marketing staff salary and benefits driven by increased average salary and higher headcount.

General and Administrative Expenses

Our general and administrative expenses increased from US$24.6 million in 2016 to US$27.8 million in 2017, representing a year-over-year increase of 13.2%. The increase was primarily due to increase in salary and benefits expenses for employees involved in general corporate operations driven by higher headcount and increased average salary.

Other (Expenses)/Income, Net

Other expenses, net was US$26.0 million in 2016, and other income, net was US$0.7 million in 2017. Other expenses, net in 2016 was primarily due to our one-time donation of approximately US$27.8 million to Tsinghua University in the second quarter of 2016 related to the jointly-established Tiangong Research Institute for Intelligent Computing, which is dedicated to research and development in the field of AI.

Income Tax Expenses

Our income tax expenses increased from US$27,000 in 2016 to US$14.4 million in 2017. The increase was mainly due to an increase in taxable income and a relatively smaller tax benefit related to the preferential tax rate that Sogou Technology was entitled to as a KNSE.

Net Income

As a result of the foregoing, we had net income of US$56.1 million and US$82.2 million, respectively, for 2016 and 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our revenues were US$591.8 million and US$660.4 million, respectively, for the years ended December 31, 2015 and 2016, representing a year-over-year increase of 11.6%.

The following table sets forth the relative percentage of our revenues in 2015 and 2016 generated from search and search-related advertising services and from other business.

	For the Year Ended December 31,
	2015	% of Revenues	2016	% of Revenues
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	539,521	91.2%	597,213	90.4%
Other revenues	52,282	8.8%	63,195	9.6%
Total revenues	591,803	100.0%	660,408	100.0%

Revenues generated from our search and search-related advertising services were US$539.5 million and US$597.2 million, respectively, for the years ended December 31, 2015 and 2016, representing a year-over-year increase of 10.7%. The increase in our search and search-related advertising revenues resulted primarily from an increase in revenues generated from our auction-based pay-for-click services, which accounted for 76.7% and 77.6%, respectively, of our search and search-related advertising revenues in 2015 and 2016. The growth in revenues from auction-based pay-for-click services resulted from increases both in ARPA, and, to a lesser extent, in the number of our advertisers. The ARPA for auction-based pay-for-click services was US$3,630 and US$3,995, respectively, for the years ended December 31, 2015 and 2016, representing a year-over-year increase of 10.1%. The number of our auction-based pay-for-click advertisers was approximately 114,000 and 116,000, respectively, for the years ended December 31, 2015 and 2016, representing a year-over-year increase of 1.8%. The increase in ARPA was primarily attributable to an increase in the number of paid clicks, but ARPA was adversely affected by depreciation of the RMB against the U.S. dollar. The total number of our paid clicks increased by 21.0% from the year ended December 31, 2015 to the year ended December 31, 2016, primarily driven by strong growth in mobile paid clicks as a result of rapidly-growing mobile traffic and an improved click-through rate on the mobile end, which was partially offset by declining PC paid clicks. The revenues generated from our mobile auction-based pay-for-click services accounted for 29% and 57%, respectively, of our total auction-based pay-for-click revenues for the years ended December 31, 2015 and 2016.

The relatively slower growth in our search and search-related advertising revenues from 2015 to 2016 was primarily due to tightened PRC regulation of the online advertising industry during the second half of 2016, which had an adverse impact on the search and search-related advertising market in China in general. See “Risk Factors—Risks Related to China’s Regulatory and Economic Environment—PRC regulations relating to sponsored search have had, and may continue to have, an adverse effect on our results of operations.”

Other revenues increased from US$52.3 million in 2015 to US$63.2 million in 2016, representing a year-over-year increase of 20.9%. The increase in other revenues was primarily attributable to an increase in revenues from IVAS, and sales of smart hardware products.

Cost of Revenues

Our overall cost of revenues increased from US$248.3 million in 2015 to US$302.7 million in 2016, representing a year-over-year increase of 21.9%. The increase in cost of revenues was primarily attributable to an increase in traffic acquisition costs. We incurred traffic acquisition costs of approximately US$162.4 million and US$202.5 million, respectively, in 2015 and 2016, representing a year-over-year increase of 24.7%. The increase outpaced that in our search and search-related advertising revenues during the same period, primarily due to an increase in the portion of our mobile search traffic that was directed to us by third parties.

Gross Profit

Gross profit increased from US$343.5 million in 2015 to US$357.7 million in 2016, representing a year-over-year increase of 4.1% from 2015 to 2016. Gross margins were 58.0% and 54.2% for the years ended December 31, 2015 and 2016. The decrease in our gross margin was mainly due to higher traffic acquisition costs as a percentage of our revenues.

Operating Expenses

The following table summarizes the components of our operating expenses for 2015 and 2016:

	For the Year Ended December 31,
	2015	% of Revenues	2016	% of Revenues
	(US$ in thousands)
Operating expenses:
Research and development	131,072	22.1%	138,364	21.0%
Sales and marketing	93,998	15.9%	123,119	18.6%
General and administrative	16,666	2.8%	24,567	3.7%
Total operating expenses	241,736	40.8%	286,050	43.3%

Research and Development Expenses

Our research and development expenses increased from US$131.1 million in 2015 to US$138.4 million in 2016, representing a year-over-year increase of 5.6% from 2015 to 2016. The increase was primarily attributable to increased salary and benefits expenses for our research and development staff, which was driven by increased average salary and higher headcount, and increased outsourced product development fees, reflecting our continued efforts to strengthen our AI and other technological capabilities.

Sales and Marketing Expenses

Our sales and marketing expenses increased from US$94.0 million in 2015 to US$123.1 million in 2016, representing a year-over-year increase of 31.0% from 2015 to 2016. The increase was attributable to more marketing and promotional activities for our mobile products, as well as a comprehensive marketing campaign to promote the Sogou Search brand in 2016.

General and Administrative Expenses

Our general and administrative expenses increased from US$16.7 million in 2015 to US$24.6 million in 2016, representing a year-over-year increase of 47.7%. The increase was primarily due to an increase in professional service fees, share-based compensation expense, and salary and benefits expenses. The increase in share-based compensation expense was primarily due to a one-time repurchase at a pre-determined price that was above fair value in 2016 from the former president and chief financial officer of the Sohu Group of pre-IPO Class A Ordinary Shares that had been granted to her as a share-based award for her contribution to our company.

Other Income /(Expenses), Net

Other income, net was US$1.1 million in 2015, and other expenses, net was US$26.0 million in 2016, primarily due to our one-time donation of approximately US$27.8 million to Tsinghua University in the second quarter of 2016 related to the jointly established Tiangong Research Institute for Intelligent Computing, which is dedicated to research and development in the field of AI.

Income Tax Expenses

Our income tax expenses decreased from US$9.4 million in 2015 to US$27,000 in 2016. The decrease in income tax expenses mainly resulted from a reversal of PRC income tax expenses of US$3.9 million and US$2.6 million, respectively, for the preferential tax rate that Sogou Technology was entitled to in 2016 as a 2015 KNSE and that Sogou Network was entitled to in 2016 as a 2015 Software Enterprise.

Net Income

As a result of the foregoing, we had net income of US$99.5 million and US$56.1 million, respectively, for 2015 and 2016.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, included elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We have summarized below the critical accounting policies that we believe reflect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Consolidation of VIEs

Our VIE Sogou Information is owned by our Chief Executive Officer, a VIE of Sohu, and a Tencent group entity, each of which acts as our nominee shareholder, and our other three VIEs are wholly-owned subsidiaries of Sogou Information. For our consolidated VIEs, our management made evaluation of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with Sogou Information. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that we are the primary beneficiary of our consolidated VIEs. We do not have any VIEs that are not consolidated in our financial statements.

Recognition of Revenues

Our revenues are derived primarily from search and search-related advertising services. We also derive revenues from IVAS, which consists primarily of our operation of Web games and mobile games developed by third parties and provision of online reading services, and from other products and services, including smart hardware products. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectability is reasonably assured, net of VAT and related surcharges.

Search and Search-related Advertising Revenues

We procure a majority of our search and search-related advertisers through advertising agencies. Discounts and other cash incentives provided to the advertising agencies are accounted for as a reduction of revenues.

Pay-for-click Services

Pay-for-click services enable advertisers’ promotional links to be displayed on our search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay-for-click services, we introduce Internet users to our advertisers through our auction-based pay-for-click systems and charge advertisers on a per click basis when the users click on the displayed links. Revenue for pay-for-click services is recognized on a per click basis when the users click on the displayed links.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on our Internet properties. Revenue for time-based advertising is normally recognized on a straight-line basis over the contract period, provided that our obligations under the contract have been met and all revenue recognition criteria have been met. Revenue for performance-based advertising services is recognized when our obligations under the contract have been met and all revenue recognition criteria have been met.

Our online advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. We are the primary obligor to the advertisers, and payments made to operators of third-party Internet properties are included in the traffic acquisition costs.

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from our operation of Web games and mobile games developed by third parties and provision of online reading services, as well as revenues from other products and services, including smart hardware products. Other revenues are recognized when our obligations under the applicable agreements and all revenue recognition criteria have been met.

Barter Transactions

Revenues or expenses from barter transactions are recognized at fair value during the period in which the advertisements are provided only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. For the years ended December 31, 2015, 2016, and 2017, we engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

Cost Allocations

Our consolidated statements of comprehensive income comprise all the related costs of our operations, which include an allocation of certain research and development expenses paid by Sohu to provide technical support to the search and search-related business and expense related to Sohu stock-based awards granted to our employees. These allocations are based on a variety of factors that depend upon the nature of the expenses being allocated, including the number of employees and the percentage of computer systems’ workload that is for services provided to us.

We believe the basis and amounts of the allocations are reasonable. While the expenses allocated to us are not necessarily indicative of the expenses that would have been incurred if we had been a separate, stand-alone entity, we do not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if we had been a separate, stand-alone entity.

Pursuant to an agreement between us and Sohu, we do not need to repay Sohu for share-based compensation expense related to our employees, and research and development expenses allocated from Sohu. Accordingly, we recognize the related amounts as capital contributions from Sohu as the expenses are incurred.

Income Taxes and Uncertain Tax Positions

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of income taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates and tax laws in effect as of the measurement date. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is considered more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, we consider factors that include (i) future reversals of existing taxable temporary differences, (ii) future profitability, and (iii) tax planning strategies.

Uncertain Tax Positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for financial statement recognition and measurement of the tax position. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of any related litigation processes and appeals. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Impairment of Long-lived Assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on our historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in our business model is determined by us. An impairment charge would be recorded if we were to determine that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized would be measured by the amount by which the carrying values of the assets exceeded the fair value of the assets.

Fair Value of Financial Instruments

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which a transaction would be expected to occur and considers assumptions that market participants would use when pricing the asset or liability.

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs that are supported by little or no market activity.

Our financial instruments primarily include cash equivalents, short-term investments, accounts receivable, accounts payables, accrued and other short term liabilities, and amounts due from/to related parties. The carrying values of these balances approximates their fair values due to the current and short term nature of the balances.

Share-Based Compensation Expense

Share-based compensation expense arises from share-based awards, including share options for the purchase of our ordinary shares granted by us to our management and other key employees and granted by Sohu to its management and other key employees who to some extent provide services to us and certain members of our management and other of our key employees, or Sogou Share-based Awards; restricted stock units and stock options for the purchase of Sohu common stock granted by Sohu to our employees, or Sohu Stock-based Awards; and restricted share units granted by Tencent previously to certain persons who became our employees when Tencent’s Soso search-related businesses were transferred to us in 2013, or the Tencent Share-based Awards.

Sogou Share-based Awards

In determining the fair value of share options granted, a binomial option-pricing model (the “BP Model”) is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. The fair values of the ordinary shares were assessed using the income approach /discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

Share-based compensation expense for share options granted to our employees was measured based on their grant-date fair values and recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year, or, for options vesting subject to an IPO, was recognized on an accelerated basis over the requisite service period after the completion of our IPO on November 13, 2017. The number of share-based awards for which the service was not expected to be rendered over the requisite period was estimated, and the related compensation expense was not recorded for the number of awards so estimated.

Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

Share-based awards granted by Sohu are deemed to be share-based compensation made by us in exchange for services rendered to us, and we recognize share-based compensation expense accordingly. Because we are not required to reimburse Sohu for such share-based compensation expense, the related amount was recorded as a capital contribution from Sohu.

Sohu Stock-based Awards

In determining the fair value of stock option awards for shares of Sohu common stock, the BP Model was applied; in determining the fair value of restricted stock units settleable in shares of Sohu common stock, the fair value of the underlying shares on the grant dates was applied.

Share-based compensation expense for stock options and restricted stock units granted under Sohu’s share-based incentive plans is recognized on an accelerated basis over the requisite service period. The number of share awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards.

Tencent Share-based Awards

Certain persons who became our employees when Tencent’s Soso search-related businesses was transferred to us in 2013 had been granted restricted share units under Tencent’s share award arrangements prior to the transfer of the businesses to us. These Tencent restricted share units will continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by us during the requisite service period. After the transfer of the Soso search-related business to us, we applied the guidance in ASC 505-50 to measure the related compensation expense based on the then-current fair value at each reporting date, as the expense is deemed to have been incurred by Tencent as an investor on our behalf. To determine the then-current fair value of the Tencent restricted share units granted to these employees, we applied the public market price of the underlying shares at each reporting date. Because we are not required to reimburse Tencent for such share-based compensation expense, the related amount was recorded by us as a capital contribution from Tencent.

For Tencent restricted share units that Tencent had granted to employees who transferred to us with the Soso search-related businesses, compensation expense is recognized by us on an accelerated basis over the requisite service period, and the fair value of the share-based compensation is re-measured at each reporting date until the service has been provided. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions were used for any given period, the share-based compensation expense could be materially different for that period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, short-term investments, and cash flows generated from our operations. Our cash and cash equivalents consist of cash, time deposits with original maturities of three months or less, and demand deposits.

As of December 31, 2017, we had cash and cash equivalents and short-term investments of US$1.03 billion. Of our cash and cash equivalents and short-term investments, 30% were held in eight financial institutions in mainland China, 29% were held in three financial institutions in Hong Kong, and 25% were held in one financial institution in Macau. The remaining cash and cash equivalents were held in one financial institutions in New York. Our VIEs held US$15.9 million of our cash and cash equivalents and short-term investments, and US$1.02 billion was held outside of our VIEs.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities over the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Net cash provided by operating activities	205,991	149,664	182,188
Net cash used in investing activities	(75,881)	(94,804)	(407,214)
Net cash (used in)/provided by financing activities	(99,822)	4	618,942
Effect of exchange rate changes on cash and cash equivalents	(10,077)	(13,270)	14,213
Net increase in cash and cash equivalents	20,211	41,594	408,129
Cash and cash equivalents at beginning of the year	224,273	244,484	286,078
Cash and cash equivalents at end of the year or period	244,484	286,078	694,207

Net Cash Provided by Operating Activities

For the year ended December 31, 2017, US$182.2 million net cash provided by operating activities consisted primarily of our net income of US$82.2 million, adjusted by (i) the add back of non-cash items consisting of US$49.6 million in depreciation and amortization expense and US$23.7 million of share-based compensation expense, and a US$31.4 million increase in cash due to changes in working capital; (ii) offset by a non-cash item of US$4.1 million in deferred tax benefit.

For the year ended December 31, 2016, US$149.7 million net cash provided by operating activities consisted primarily of our net income of US$56.1 million, adjusted by (i) the add back of non-cash items consisting of US$35.2 million in depreciation and amortization expense and US$12.9 million of share-based compensation expense, and a US$50.0 million increase in cash due to changes in working capital; (ii) offset by non-cash item of US$3.1 million of deferred tax benefit.

For the year ended December 31, 2015, US$206.0 million net cash provided by operating activities consisted primarily of our net income of US$99.5 million, adjusted by (i) the add back of non-cash items consisting of US$32.8 million in depreciation and amortization expense and US$10.4 million of share-based compensation expense, and a US$70.3 million increase in cash due to changes in working capital; (ii) offset by non-cash item of US$7.8 million of deferred tax benefit.

Net Cash Used in Investing Activities

For the year ended December 31, 2017, US$407.2 million net cash used in investing activities consisted primarily of US$345.5 million for purchase of financial instruments, US$64.0 million for fixed asset purchases, and US$7.0 million for purchase of long-term investments.

For the year ended December 31, 2016, US$94.8 million net cash used in investing activities consisted primarily of US$86.4 million for fixed asset purchases and US$8.2 million in long-term investments consisting mainly of amounts invested in equity shares of Zhihu.

For the year ended December 31, 2015, US$75.9 million net cash used in investing activities consisted primarily of US$61.3 million for fixed asset purchases and US$14.6 million in long-term investments consisting mainly of amounts invested in equity shares of Zhihu.

Net Cash (Used in)/Provided by Financing Activities

For the year ended December 31, 2017, US$618.9 million net cash provided by financing activities consisting primarily of US$622.1 million proceeds from our IPO, offset by US$3.2 million used for the repurchase of Pre-IPO Class A Ordinary Shares from the former president and chief financial officer of the Sohu Group.

For the year ended December 31, 2016, cash movement resulting from financing activities was insignificant.

For the year ended December 31, 2015, US$99.8 million net cash used in financing activities was related to the repurchase of Pre-IPO Series A Preferred Shares held by Sohu and Photon.

Holding Company Structure and Limitations on Cash Transfers to Sogou Inc.

Sogou Inc. is a holding company with no operating assets other than investments in our Chinese operating entities through our intermediate holding companies, and our VIEs. Since substantially all of our operations are conducted through our indirect China-based subsidiaries Sogou Technology and Sogou Network and our VIEs, we may need to rely on dividends, loans, or advances made by our PRC subsidiaries and VIEs for any cash requirements Sogou Inc. or our other offshore entities may have from time to time in excess of any cash retained by us or our other offshore entities or to pay any dividends to holders of our ordinary shares, including holders of our ADS.

The ability of Sogou Inc. and our other offshore entities to receive dividends and distributions from our China-based subsidiaries and VIEs, and the amount of cash available for distribution to, and use by, Sogou Inc., are subject to certain restrictions and limitations related to PRC law and our subsidiary and VIE structure. See “—PRC Restrictions Related to Our VIE Structure.” We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

PRC Regulations Related to Profit Appropriation, Withholding Tax on Dividends, and Foreign Currency Exchange

Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our China-based subsidiaries Sogou Technology and Sogou Network and our VIEs are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on PRC accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our PRC subsidiaries and VIEs may also allocate a portion of their after-tax profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated would not be available for distribution to Sogou Inc. or our other offshore entities.

The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign-invested enterprises in the PRC to their immediate holding companies outside China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the China-HK Tax Arrangement if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

In addition, under SAFE regulations, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments, and investments outside of China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

PRC Restrictions Related to Our VIE Structure

Part of our operations are conducted through our VIEs, which generate a portion of our revenues and held certain cash balances as of December 31, 2017. As our VIE Sogou Information and its subsidiaries (which are also our VIEs) are not owned by Sogou Technology, Sogou Information is not able to make dividend payments to Sogou Technology. Therefore, in order for Sogou Inc. or our subsidiaries outside of China to receive any dividends originating from our VIEs, we will need to rely on payments made by Sogou Information to Sogou Technology pursuant to a services contract between them. Depending on the nature of services provided by Sogou Technology to Sogou Information, certain of these payments will subject to PRC taxes, such as VAT, that will effectively reduce the amount that Sogou Technology receives from Sogou Information. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

Dividend Policy

We intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Class A and Class B Ordinary Shares for the foreseeable future. Future cash dividends distributed by us, if any, will be declared at the discretion of our Board of Directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and such other factors as our Board of Directors may deem relevant.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, consisting primarily of servers, Internet network equipment, and leasehold improvements. Our expenditures for purchase of fixed assets of US$61.3 million, US$86.4 million, and US$64.0 million, respectively, in 2015, 2016, and 2017 were mainly to support increases in our user traffic and new products and services.

Contractual Obligations and Commercial Commitments

As of December 31, 2017, we had contractual obligation and commercial commitments, relating to operating lease, bandwidth purchase, content and service purchase, and other obligations, as follows:

	Operating Lease Obligations(1)	Bandwidth Purchases	Content and Other Purchases	Others	Total
	(US$ in thousands)
2018	11,800	50,437	260	4,454	66,951
2019	10,623	1,221	45	110	11,999
2020	105	1,120	77	—	1,302
2021	—	327	32	—	359
2022	—	—	—	—	—
Thereafter	—	—	—	—	—
Total	22,528	53,105	414	4,564	80,611

(1)                                     For the years ended December 31, 2015, 2016, and 2017, rental expense included in the operating lease was US$9,948, US$10,075, and US$12,818, respectively.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or that engages in leasing, hedging, or product development services with us.

Impact of Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We have adopted the standard effective January 1, 2018 using the modified prospective method. We have substantially completed the assessments related to the standard and quantification of the related impact on our consolidated financial statements and noted that the only major, but not material, impact of the standard relates to the accounting for advertising barter transactions, as the provision of Topic 605 exempting advertising-for-advertising barter transactions from being reported at fair value has been superseded. Revenues and expenses related to advertising barter transactions will be recognized beginning January 1, 2018 in accordance with the new guidance.

On January 5, 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The most significant impact on our consolidated financial statements relates to the recognition and measurement of equity investments at fair value in our consolidated statements of income. We have elected to use the measurement alternative that is defined as cost, less impairments, adjusted by observable price changes. We will apply the new standard beginning January 1, 2018.

On February 25, 2016, the FASB issued ASU 2016-02, “Leases,” which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments,” which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We do not expect the standard to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard is to be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In May 2017, the FASB issue ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. We do not expect this standard to have a material impact on our consolidated financial statements.

ITEM 6.                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, China.

Directors and Executive Officers	Age	Position
Charles (Chaoyang) Zhang	53	Chairman of the Board of Directors
Xiaochuan Wang	39	Director and Chief Executive Officer
Yuxin Ren	42	Director
Joanna (Yanfeng) Lu	46	Director
Liyun Ru	38	Chief Operating Officer
Hongtao Yang	38	Chief Technology Officer
Tao Hong	40	Chief Marketing Officer
Joe (Yi) Zhou(1)	41	Chief Financial Officer
Bin Gao(2)	55	Independent Director
Janice Lee(2)	47	Independent Director
Joseph Chen(2)	48	Independent Director

(1)                                     Mr. Zhou was appointed as our Chief Financial Officer effective January 22, 2018.  Mr. James Deng, our former Chief Financial Officer, has resumed his former role at Sohu, our controlling shareholder.

(2)                                     A member of the audit committee of our Board of Directors

Charles Zhang is the Chairman of our Board of Directors. Dr. Zhang is the founder of Sohu and has been its chairman of the board of directors and chief executive officer since August 1996. Dr. Zhang received a Ph.D. in experimental physics from MIT and a Bachelor’s degree in science from Tsinghua University. Dr. Zhang is also the chairman of the board of directors of Changyou.com Limited, a Nasdaq-listed company.

Xiaochuan Wang has served as our Chief Executive Officer since 2010 and a member of our Board of Directors since 2010. Prior to joining us, Mr. Wang served as the senior vice president of Sohu from 2008 to 2009 and the chief technology officer of Sohu from 2009 to 2013. Mr. Wang received a Bachelor’s degree and a Master’s degree in computer science and an Executive MBA from Tsinghua University.

Yuxin Ren has served as a member of our Board of Directors since 2013. Mr. Ren joined Tencent in 2000 and was promoted to chief operating officer of Tencent in May 2012, overseeing the operation of several Tencent’s key business units. Mr. Ren received a Bachelor’s degree in computer science and engineering from the University of Electronic Science and Technology of China and an Executive MBA from China Europe International Business School.

Dr. Bin Gao founded Invealth Capital in 2016 and currently serves as its Chief Information Officer. Dr. Gao served as the head of strategy for Guard Capital from 2014 to 2015 and as the head of strategy for Bank of America Merrill Lynch’s Asia Pacific Rates from 2005 to 2014. Dr. Gao earned a Ph.D. in finance from New York University, a Master’s degree in astrophysics from Princeton University, and a Bachelor’s degree in space physics from the University of Science and Technology of China.

Janice Lee is the Managing Director of PCCW Media Group, a position Ms. Lee has held since 2010. Prior to serving as the Managing Director, Ms. Lee was PCCW’s Executive Vice President of TV & New Media. Ms. Lee also serves as a board member of STX Entertainment, a Hollywood entertainment & film company in the United States. Ms. Lee received a Bachelor’s degree in economics with majors in economics, commercial law, and accounting from the University of Sydney.

Joseph Chen is the founder of RenRen Inc. and has served as its Chairman of the Board of Directors and Chief Executive Officer since its inception in 2002. Mr. Chen also served as a senior vice president of Sohu from 2000 to 2001. Mr. Chen received a Bachelor’s degree in physics from the University of Delaware, a Master’s degree in engineering from the Massachusetts Institute of Technology, and an MBA degree from Stanford University.

Joanna Lu has served as a member of our Board of Directors since 2016. Ms. Lu joined Sohu in 2000 and has served as the acting chief financial officer of Sohu since 2016. Prior to 2016, Ms. Lu served as Sohu’s senior finance director. Ms. Lu received a Bachelor’s degree in economics from the Capital University of Economics and Business in Beijing and an Executive MBA from Tsinghua University.

Liyun Ru has served as our Chief Operating Officer since 2016. Dr. Ru joined us in 2005. Prior to serving as our Chief Operating Officer, Dr. Ru served as the general manager and oversaw the operation of our search department. Dr. Ru received a Bachelor’s degree and a Ph.D. in computer science from Tsinghua University.

Hongtao Yang has served as our Chief Technology Officer since 2016. Mr. Yang joined us in 2003. Prior to serving as our Chief Technology Officer, Mr. Yang served as the general manager and oversaw the operation of our desktop department. Mr. Yang received a Bachelor’s degree and a Master’s degree in computer science from Tsinghua University.

Tao Hong has served as our Chief Marketing Officer since 2016. Mr. Hong joined us in 2005. Prior to serving as our Chief Marketing Officer, Mr. Hong served as the general manager and oversaw the operation of our marketing department. Mr. Hong received a Bachelor’s degree in electronic engineering from Tsinghua University and is pursuing an Executive MBA at Cheung Kong Graduate School of Business.

Joe Zhou has served as our Chief Financial Officer since January 22, 2018.  Prior to serving as our Chief Financial Officer, Mr. Zhou had been our Deputy Chief Financial Officer since July 2017. Mr. Zhou joined us in 2010. Prior to serving as our Deputy Chief Financial Officer, he served as the general manager and oversaw the operation of our finance department. Prior to joining us, Mr. Zhou worked at various positions at PricewaterhouseCoopers and two Nasdaq-listed companies New Oriental Education & Technology Group and TAL Education Group from 2000 to 2010. Mr. Zhou received a Bachelor’s degree in accounting from Renmin University of China and is pursuing an Executive MBA at Tsinghua University.

Board of Directors

Our Board of Directors consists of Dr. Charles Zhang, Xiaochuan Wang, Yuxin Ren, Joanna Lu, Bin Gao, Janice Lee, and Joseph Chen. Members of our Board of Directors are elected by the holders of our ordinary shares and will hold office until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, as amended and restated from time to time. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property, and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability, or obligation of our company or of any third party.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the New York Stock Exchange Listed Company Manual. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its Board of Directors to have a majority of independent directors and independent compensation and corporate governance/nominating committees. Because more than 50% of the voting power in the election of directors of our company is held by Sohu, we qualify as a controlled company under the New York Stock Exchange Listed Company Manual and avail ourselves of the controlled company exception provided under those rules. In the event that we are no longer a controlled company, a majority of our Board of Directors will be required to be independent and it will be necessary for us to have compensation and corporate governance/nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company, unless we invoke the home country exception to such requirement available to foreign private issuers, such as us, under the New York Stock Exchange Listed Company Manual.

Audit Committee

Our audit committee consists of Bin Gao, Janice Lee, and Joseph Chen. Our Board of Directors has determined that each of them satisfies the independence requirements of Rule 10A-3 under the Exchange Act, and Section 303A of the New York Stock Exchange Listed Company Manual. In addition, our Board of Directors has determined that Bin Gao meets the criteria of an audit committee financial expert as set forth in the applicable SEC rules and has accounting or related financial management expertise as set forth in the New York Stock Exchange Listed Company Manual. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our Board of Directors, and will be posted on our website at www.sogou.com. The audit committee is responsible for, among other things:

•                  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in the New York Stock Exchange Listed Company Manual;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing major issues as to the adequacy of our internal control over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•                  meeting separately and periodically with management and the independent auditors.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board of Directors include, among others:

•                  conducting and managing the business of our company;

•                  representing our company in contracts and deals;

•                  appointing attorneys for our company;

•                  selecting senior management such as managing directors and executive directors;

•                  providing employee benefits and pension;

•                  managing our company’s finances and bank accounts;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  exercising any other powers conferred by the shareholders meetings or under our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders or by way of consent of a majority of the directors then in office before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors. Sohu, Tencent, and we have entered into a Voting Agreement that, subject to certain exceptions, gives Sohu the power to appoint a majority of our Board of Directors and for Tencent to appoint two directors. See “Related Party Transactions—Voting Agreement between Sohu and Tencent.”

Employment Agreements with Executive Officers

All of our executive officers have entered into our standard employment agreements and standard confidentiality and non-competition agreements. See “Business—Employees.”

Share Incentive Plans

We adopted a share incentive plan in October 2010, as amended from time to time and with the last amendment taking effect on August 22, 2014, or the 2010 Share Incentive Plan. The maximum number of Class A Ordinary Shares issuable under the 2010 Share Incentive Plan is 41,500,000. Share incentive awards may be granted under the 2010 Share Incentive Plan to our management and employees, and to management and employees of our present or future parents, subsidiaries, or VIEs.  We also adopted a share incentive plan in October 2017, or the 2017 Share Incentive Plan and, together with the 2010 Share Incentive Plan, the Share Incentive Plans. The maximum number of Class A Ordinary Shares issuable under the 2017 Share Incentive Plan is 28,000,000. Share incentive awards may be granted under the 2017 Share Incentive Plan to our management and employees and management and employees of any of our present or future parents or subsidiaries. The maximum term of any share incentive award granted under the Share Incentive Plans is ten years from the grant date.

Plan Administration.  Our compensation committee, or our Board of Directors in the absence of such a committee, administers the Share Incentive Plans. The compensation committee or the Board of Directors, as appropriate, determines the terms and conditions of our awards under the 2010 Share Incentive Plans.

Types of Awards.  The following briefly describes the principal features of the various awards that may be granted under the 2010 Share Incentive Plans.

•                  Options.  Options provide for the right to purchase our Class A Ordinary Shares at a specified exercise price subject to vesting according to a vesting schedule determined by our board or our compensation committee and provided in an award agreement.

•                  Restricted Shares.  A restricted share award is the sale of Class A Ordinary Shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•                  Restricted Share Units.  Restricted share units represent the right to receive our Class A Ordinary Shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of Class A Ordinary Shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class A Ordinary Shares.

Award Document.  Awards granted under the Share Incentive Plans are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by our Board of Directors or compensation committee in its sole discretion. Unless otherwise determined by our board or compensation committee in its sole discretion, our award documents for options previously granted under our 2010 Share Incentive Plan gave us a right to repurchase from a grantee, within a certain time period, up to 50% of a grantee’s Class A Ordinary Shares subject to vested options, upon such grantee’s death, disability, or voluntary, or involuntary termination of employment with us (other than for “Cause,” as defined in the 2010 Share Incentive Plan). The repurchase price for such a purchase was equal to the fair market value of our ordinary shares, as determined in an appraisal by an independent professional appraisal firm chosen by us in our sole discretion. Our repurchase rights under the award documents terminated upon the completion of our initial public offering.

Termination of the Share Incentive Plans.  Without further action by our Board of Directors, the 2010 Share Incentive Plan will terminate in October 2020 and the 2017 Share Incentive Plan will terminate in October 2027. Our Board of Directors may amend, suspend, or terminate the Share Incentive Plans at any time; provided, however, that our Board of Directors must first seek the approval of the participants in the Share Incentive Plans if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

As of the date of this annual report we had contractually granted options for the purchase of 39,727,627 Class A Ordinary Shares under the 2010 Sogou Share Incentive Plan. Of such contractually-granted options, options for the purchase of 32,477,627 Class A Ordinary Shares vest and become exercisable upon a service period requirement being met, as well as our achievement of performance targets for the corresponding period.  In addition, of all contractually-granted share options, options for the purchase of 7,200,000 Class A Ordinary Shares, which are held by Xiaochuan Wang, our Chief Executive Officer, will vest and become exercisable in five equal installments, with (i) the first installment vesting upon the IPO and the expiration of the underwriters’ lockup period applicable to our initial public offering, and (ii) each of the four subsequent installments vesting on the first, second, third and fourth anniversary dates, respectively, of the completion of our initial public offering.

Compensation of Directors and Executive Officers

During the year ended December 31, 2017, we paid an aggregate of US$3.28 million in cash compensation to our executive officers, which included amounts paid to Xiaochuan Wang, our Chief Executive Officer, of annual base salary of US$382,602 for 2017, a performance-based bonus of US$607,485 in connection with the performance of his duties as our Chief Executive Officer in 2016, and a special bonus of US$15,067  in recognition of his contributions to the development of certain of our key products. None of our directors have service contracts that provide for benefits upon termination of employment.

Grants of Shares and Options to Directors and Executive Officers

The following table summarizes, as of the date of this annual report, outstanding share options and Class A Ordinary Shares beneficially held by our directors and executive officers that were granted under our 2010 Share Incentive Plan:

Directors and Executive Officers	Class A Ordinary Shares underlying outstanding options and Class A Ordinary Shares subject to vesting		Exercise price	Date of grant	Expiration date
Xiaochuan Wang	7,200,000	(1)	US$0.625	1/31/2013	N/A
Liyun Ru	900,000	(2)	Nominal	6/15/2013	—
Hongtao Yang	900,000	(3)	Nominal	6/15/2013	—
Tao Hong	900,000	(4)	Nominal	6/15/2013	—
Joe (Yi) Zhou	200,000	(5)	Nominal	10/17/2017	10/17/2027
James Deng(6)	20,000	(6)	Nominal	7/21/2017	7/21/2027
	30,000	(6)	Nominal	10/17/2017	10/17/2027

(1)                                     Consists of Class A Ordinary Shares beneficially held by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options. Such Class A Ordinary Shares are subject to vesting in five equal installments over a four-year period, with the first installment vesting upon the completion of our initial public offering and the expiration of the underwriters’ lockup periods applicable to this offering and the remaining four installments vesting upon the first four anniversaries of the completion of our initial public offering.

(2)                                     Consists of Class A Ordinary Shares beneficially held by Mr. Ru that were issued upon Mr. Ru’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in three equal installments upon our achievement of certain annual performance milestones for 2017, 2018, and 2019.

(3)                                     Consists of Class A Ordinary Shares beneficially held by Mr. Yang that were issued upon Mr. Yang’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in three equal installments upon our achievement of certain annual performance milestones for 2017, 2018, and 2019.

(4)                                     Consists of Class A Ordinary Shares beneficially held by Mr. Hong that were issued upon Mr. Hong’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in three equal installments upon our achievement of certain annual performance milestones for 2017, 2018, and 2019.

(5)                                     Consists of options to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in four equal installments upon our achievement of certain annual performance milestones for 2017, 2018, 2019, and 2020.

(6)                                     Consists of an option to purchase Class A Ordinary Shares, at a nominal exercise price, that vests on July 21, 2018.  Mr. Deng resigned as our Chief Financial Officer effective January 21, 2018.

Employees

As of December 31, 2017, we had approximately 2,295 employees. We also engaged independent contractors to support our research and development, product development, and sales and marketing departments, and had approximately 413 such independent contractors on average during the 2017 fiscal year. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.                                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this report by:

•          each of our directors and executive officers; and

•          each person known to us to own beneficially more than 5% of our shares.

	Class A Ordinary Shares(1)(2)	Class B Ordinary Shares(1)	Percentage of Class A Ordinary Shares and Class B Ordinary Shares	Percentage of Total Voting Power
Directors and Executive Officers:
Charles Zhang(3)	32,000,000	—	8.1%	1.1%
Xiaochuan Wang(4)	21,216,400	—	5.3%	0.7%
Yuxin Ren	—	—	—	—
Joanna Lu	*	—	*	*
Liyun Ru	*	—	*	*
Hongtao Yang	*	—	*	*
Tao Hong	*	—	*	*
Joe Zhou	*	—	*	*
Bin Gao	—	—	—	—
Janice Lee	—	—	—	—
Joseph Chen	—	—	—	—
All directors and executive officers as a group	59,378,400	—	15%	2.0%
Principal Shareholders:
Sohu(5)	3,717,250	127,200,000	33.0%	43.9%
Tencent(6)		151,557,875	38.2%	52.2%
Charles Zhang(3)	32,000,000	—	8.1%	1.1%

*                                         Less than 1% of our total outstanding voting securities.

(1)                                 Includes the number of ordinary shares and percentage ownership represented by ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. The number of ordinary shares beneficially owned by a person or entity includes ordinary shares subject to vesting that will vest, and/or vested share options exercisable for the purchase of our ordinary shares, within 60 days of the date of this annual report. Ordinary shares issuable upon exercise of such vested share options are deemed outstanding for the purpose of computing the percentage of outstanding ordinary shares owned by that person or entity. Such ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. In addition, such ordinary shares issuable upon such vesting are not deemed outstanding for the purpose of computing the percentage ownership of all directors and executive officers as a group.

(2)                                 Includes an aggregate of 9,900,000 Class A Ordinary Shares beneficially owned by certain of our executive officers that are considered outstanding for legal purposes and are subject to forfeiture if vesting conditions are not met, but are treated as treasury stock for accounting purposes.

(3)                                 Consists of 32,000,000 Class A Ordinary Shares held of record by Photon Group Limited. Dr. Zhang is one of the directors of Photon Group Limited and may be deemed to beneficially own such 32,000,000 Class A Ordinary Shares. The business address of Photon Group Limited is c/o Level 18, Sohu.com Media Plaza, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Dr. Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(4)                                 Includes (i) 9,216,400 Class A Ordinary Shares held by Winsor Glory Limited, a British Virgin Islands company beneficially owned by Mr. Wang, and (ii) 7,200,000 Class A Ordinary Shares held through a British Virgin Islands trust of which Mr. Wang is the beneficiary, subject to vesting in five equal installments over a four-year period, with the first installment vesting upon the completion of our initial public offering and the expiration of the underwriters’ lockup periods applied to such offering the remaining four installments vesting upon the first four anniversaries of November 13, 2017. The business address of Winsor Glory Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)                                 Sohu is our controlling shareholder. Consists of shares held by Sohu through an indirect wholly-owned subsidiary, Sohu.com (Search) Limited. The 3,717,250 Class A Ordinary Shares are held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards. The 127,200,000 Class B Ordinary Shares are held by Sohu for its own account. In addition to the share ownership disclosed in the above table, Sohu may be deemed to have beneficial ownership attributable to (i) shared voting power with respect to 45,578,896 Class B Ordinary Shares held by Tencent as a result of the voting agreement between Sohu and Tencent, and (ii) shared voting power with respect to 57,889,500 Class A Ordinary Shares beneficially owned by members of our management as a result of the voting agreement dated September 16, 2013 among Sohu, Photon Group Limited, and members of our management. Through its ownership of Class B Ordinary Shares and the voting agreement with Tencent, Sohu will have the right to appoint a majority of our Board of Directors. See “Related Party Transactions—Voting Agreement between Sohu and Tencent.” The business address of Sohu.com (Search) Limited is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(6)                                 Consists of shares held by Tencent through a wholly-owned subsidiary, THL A21 Limited. The business address of THL A21 Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. In addition to the share ownership disclosed in the above table, as a result of the voting agreement between Sohu and Tencent, Tencent may be deemed to have beneficial ownership attributable to shared voting power with respect to the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Holders of Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class B ordinary shares are only transferable to an affiliate of the holder or to an affiliate of us.

Related Party Transactions

Voting Agreement between Sohu and Tencent

Under a voting agreement, or the Voting Agreement, among Sohu, Tencent, and us, Sohu and Tencent have agreed that, subject to certain exceptions, (1) within three years following the completion of our initial public offering, Sohu will vote all Class B Ordinary Shares and any Class A Ordinary Shares held by it and Tencent will vote 45,578,896 of its Class B Ordinary Shares to elect a Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be our then chief executive officer, and (2) after three years following the completion of our initial public offering, Sohu will be entitled to choose to change the size and composition of our Board of Directors, subject to Tencent’s right to appoint at least one director. The effect of these provisions will be to give Sohu the power to appoint a majority of our Board of Directors, and to give Tencent the power to appoint two directors within three years following the completion of our initial public offering and at least one director after three years after the completion of our initial public offering. The Voting Agreement also provides that for so long as Sohu and Tencent together hold more than 50% of the total voting power of our Class A Ordinary Shares and Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement are also reflected in our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Due to the additional voting power of the Class B Ordinary Shares that will be held by Sohu and Tencent, Sohu will hold approximately 33.0% of the total of our outstanding Class A and Class B Ordinary Shares and control approximately 43.9% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; Tencent will have an indirect shareholding of approximately 38.2% of the total of our outstanding Class A and Class B Ordinary Shares and control approximately 52.2% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together will have the power to decide all matters that may be brought to a vote of our shareholders.

The Voting Agreement and our Amended and Restated Articles of Association also specify that for so long as Sohu or Tencent holds not less than 15% of our issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent as the case may be) will be required (1) to amend our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, (2) to make material changes in our principal lines of business, (3) to issue any additional Class B Ordinary Shares, (4) to create any new class or series of shares that is pari passu with or senior to the Class A Ordinary Shares, (5) for us to approve a liquidation, dissolution or winding up of us, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of our assets, or (6) for us to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. Of these corporate actions that are subject to consent of Sohu or Tencent (as applicable), shareholder approval is required under the Companies Law of the Cayman Islands for any amendment of our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, any winding-up of Sogou Inc., or any merger or consolidation with a third-party entity. The Voting Agreement and our Amended and Restated Articles of Association further provide that if our shareholders have voted in favor of any of these actions requiring the approval of our shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of our shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement and our Amended and Restated Articles of Association, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if our other shareholders approve it.

The Voting Agreement and our Amended and Restated Articles of Association also specify that if at any time Sohu alone holds more than 50% of the total voting power of our Class A Ordinary Shares and Class B Ordinary Shares, the voting arrangements with respect to the size and composition of our Board of Directors will be automatically suspended until such time within five years after the completion of our initial public offering as Sohu’s voting power again drops to 50% or less, in which case the original voting arrangements will be reinstated, provided that Tencent will only be required to vote the lower of 45,578,896 Class B Ordinary Shares held by it or such number as would give Sohu combined voting power of 50.1%. If such a suspension continues after the fifth anniversary of the completion of our initial public offering, the voting arrangements with respect to the size and composition of our Board of Directors will terminate.

All of the Class B Ordinary Shares held by Sohu will be converted into Class A Ordinary Shares if there is a transaction resulting in change of control of Sohu that was not approved by Sohu’s board of directors, if specified competitors of Tencent control Sohu, or if a majority of Sohu’s board of directors consist of nominees of specified competitors of Tencent. The provisions with respect to the size and composition of our Board of Directors set out in the Voting Agreement and our Amended and Restated Articles of Association will terminate upon occurrence of any such event. Such arrangements will also terminate (1) if Dr. Charles Zhang, the chairman of the board of directors of Sohu and its chief executive officer, both ceases being the chairman of the board of directors of Sohu and ceases being the single largest beneficial owner of Sohu’s outstanding shares; (2) if Sohu transfers 30% or more of the Class B Ordinary Shares that Sohu holds upon the completion of our initial public offering; (3) if we fail to provide irrevocable instructions to the person maintaining our register of members to accept instructions from Tencent, under certain circumstances, with respect to the conversion of Class B Ordinary Shares held by Sohu; (4) or we change, without Tencent’s consent, the person that maintains our register of members; (5) or if Tencent ceases to own any Class B Ordinary Shares.

Under the Voting Agreement, Sohu and Tencent are subject to certain restrictions on transfer of their Class A and Class B Ordinary Shares. In particular, a transfer of Class B Ordinary Shares by either Sohu or Tencent, respectively, to any person or entity that is not a direct or indirect wholly-owned subsidiary of Sohu or Tencent, respectively, will cause such Class B Ordinary Shares to be converted into Class A Ordinary Shares.

Business Collaboration with Tencent

Under our business collaboration arrangements with Tencent, Sogou Search is the default search engine on various Tencent products that provide general search offerings, such as the Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. We are entitled to retain all revenues that we generate from searches conducted on daohang.qq.com and hao.qq.com through our search engine. We are responsible for the design and operation of the PC Web directories daohang.qq.com and hao.qq.com, bear all costs of their operation, and are required to include an agreed-upon minimum amount of advertisement placements of links for use by Tencent on these home pages, free of charge. Tencent has also agreed that for its other products that offer general search functions, Sogou Search will be offered as the default general search engine to users of such products until September 2018 and, provided it does not harm the user experience, Tencent and we intend to extend such agreement regarding other products with general search functions until 2023. Our arrangements with Tencent regarding qq.com, the PC Web directories daohang.qq.com and hao.qq.com, the Mobile QQ Browser, and any other Tencent products that offer general search do not prohibit Tencent’s users from choosing general search engines of our competitors.

Under our arrangements with Tencent regarding the Mobile QQ Browser, we make revenue-sharing payments to Tencent with respect to our revenues generated from Mobile QQ Browser traffic.

Under our arrangements with Tencent, our collaboration regarding the PC Web directories daohang.qq.com and hao.qq.com will continue until September 2033, and our collaboration regarding the Mobile QQ Browser will continue until September 2023.

Search tools that search and extract information only within a specific online community, website, or product, such as the search function offered to users of Tencent’s Weixin/WeChat, are excluded from the definition of general search functions and are not required to use Sogou Search as the default engine.

Tencent has agreed to make the content of Tencent’s Weixin Official Accounts accessible to our users through our search services, free of charge. We are not permitted, however, to collect, retrieve, or otherwise use any content of Tencent’s Weixin Official Accounts using search spider programs or other third-party channels. The collaboration period under our agreement with Tencent regarding Weixin Official Accounts expires in February 2019.

Since October 2017, Tencent has been testing, on a trial basis and for purposes of assessment, the integration of Sogou Search into Weixin/WeChat. With this initiative, users of Weixin/WeChat can use Sogou Search as a general search function within Weixin/WeChat to access Internet information outside Weixin/WeChat. We are working closely with Tencent on product testing and optimization and intend to discuss commercial arrangements upon the completion of the trial stage.

For the three years ended December 31, 2015, 2016, and 2017, US$28.5 million, US$32.7 million, and US$61.6 million, respectively, was recognized as expenses payable to Tencent under these business collaboration arrangements.

Voting Agreement with Sohu and Our Management

In September 2013, Sohu, Photon (the investment vehicle of Sohu’s chairman and chief executive officer Dr. Charles Zhang), our Chief Executive Officer Xiaochuan Wang, and four other members of our management entered into a voting agreement with us, pursuant to which Photon, Xiaochuan Wang, and the other four members of our management agreed to vote their Class A Ordinary Shares (not including shares acquired by Xiaochuan Wang in the public market following the completion of our initial public offering) to elect Sohu’s designees to our Board of Directors.

Registration Rights Agreement among Sohu, Tencent, Photon, and Us

Under a registration rights agreement among Sohu, Tencent, Photon, and us, Sohu, Tencent, and Photon are entitled to registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration rights at any time after the termination of the underwriters’ lockup period applicable to our initial public offering.

Arrangements with Sohu and Tencent Entered into in the Ordinary Course of Business

We have routinely engaged in a number of customary transactions in the ordinary course of business with Sohu, our controlling shareholder, and Tencent, our largest shareholder. Related party transactions with Sohu and Tencent consist primarily of online advertising services, joint operation of online games, and other related services. The financial arrangements and other key terms under these arrangements are substantially similar to those that we have with unrelated third parties.

As of December 31, 2015, 2016, and 2017, we had US$74.6 million, US$70.4 million, and US$1.2 million, respectively, due to Sohu and its subsidiaries and VIEs.

As of December 31, 2015, 2016, and 2017, we had US$27.7 million, US$26.7 million, US$3.0 million, respectively, due from Sohu and its subsidiaries and VIEs.

As of December 31, 2015, 2016, and 2017, we had US$5.9 million, US$14.3 million, US$21.9 million, respectively, due to Tencent. The increase in amounts due to Tencent was in line with an increase in spending on mobile search traffic acquired from Tencent in 2016 compared to 2015, and in 2017 compared to 2016.

As of December 31, 2015, 2016, and 2017, we had US$0.4 million, US$1.4 million, US$2.3 million, respectively, due from Tencent.

Contractual Arrangements with our VIE and its Shareholders

See “Business — Organizational Structure.”

Letter Agreement with Former Chief Financial Officer

In connection with the resignation of James Deng as our Chief Financial Officer effective January 21, 2018, we entered into a letter agreement with Mr. Deng that provides that Mr. Deng will serve as a consultant to us from January 22, 2018 through July 21, 2018 in return for a fee of RMB480,000 (or approximately US$74,800), and that options previously granted by us to Mr. Deng for the purchase of 50,000 Class A Ordinary Shares for a nominal exercise price will become fully vested on July 21, 2018.

Other Transactions with Certain Directors, Shareholders and Affiliates

See “Management—Compensation of Directors and Executive Officers.”

Employment Agreements

See “Business—Employees” and “Management—Employment Agreements with Executive Officers.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Interests of Experts and Counsel

Not applicable.

ITEM 8.                                  FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Future cash dividends, if any, will be declared at the sole discretion of our Board of Directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our Board of Directors may deem relevant.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars, subject to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical.

ITEM 9.                                  THE OFFER AND LISTING

Our ADSs are listed on the New York Stock Exchange under the symbol “SOGO.” Trading in our ADSs commenced on November 9, 2017.

The following table provides the high and low reported sale prices for our ADSs on the New York Stock Exchange for (1) each quarter in the two most recent fiscal years, (2) each of the last three full months, and (3) the month of February 2017 through February 21, 2018.

	Trading Price (US$)
	High	Low
2017
Full Year (from November 9)	14.70	10.85
Fourth Quarter (from November 9)	14.70	10.85
November (from November 9)	14.70	12.10
December	12.41	10.85
2018
January	13.00	10.16
February (through February 21)	10.47	8.08

ITEM 10.                           ADDITIONAL INFORMATION

Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our seventh amended and restated memorandum of association and our third amended and restated articles of association contained in our Registration Statement on Form F-1 (File No. 333-220928) originally filed with the SEC on October 13, 2017. Our shareholders adopted our seventh amended and restated memorandum of association and our third amended and restated articles of association by a special resolution on October 13, 2017, which became effective on November 13, 2017.

Differences in Corporate Law—Mergers and Similar Arrangements

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent statutory enactments in the United Kingdom. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each constituent company and (b) such other resolution, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•                  a company acts or proposes to act illegally or ultra vires;

•                  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•                  those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in the Memorandum of Association and Articles of Association

Some provisions of our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution: Winding-up

Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law of the Cayman Islands and our Amended and Restated Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits” or described elsewhere in this annual report.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in significant appreciation of the RMB against the U.S. dollar by the end of 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China on June 20, 1996 and effective on July 1, 1996, or the FX Regulations, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors in joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank accounts in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Each conversion of RMB into a foreign currency and each remittance of a foreign currency for capital account items, including direct investment, loans and security investment, is subject to the approval of the SAFE.

Under the Foreign Exchange Administration Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, approval of the documents by the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to engage in the foreign exchange business to obtain foreign exchange for their needs.

Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under United States state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. We will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ADSs or Class A Ordinary Shares, nor will gains derived from the disposal of ADSs or Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the Government of Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Clerk of the Cabinet of the Cayman Islands:

(1)                                 that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)                                 that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us will be for a period of twenty years from the date of issuance.

PRC Taxation

Under the CIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China, which will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, rather than those controlled by PRC individuals or foreigners, like us, but the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. Although we believe we are not a PRC tax resident enterprise, it is not clear whether Sogou HK, Vast Creation, and us will be deemed to be PRC tax residents under the CIT Law. If we are considered to be a PRC tax resident under the CIT law by the PRC tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

The implementation rules of the CIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are, or Sogou HK is, considered to be a PRC tax resident enterprise for tax purposes, any dividends we pay to our non-PRC resident shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC tax at the rate up to 10% in the case of enterprises or 20% in the case of individuals. In the case of dividends, we would be required to withhold any PRC tax at source. See “Risk Factors—Risk Related to China’s Regulatory and Economic Environment—Dividends paid by us to our foreign investors and profits on the sale of our shares or ADSs may be subject to tax under PRC tax laws.”

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership, and disposition of our ADSs by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of the U.S. federal gift, estate, or Medicare tax, or state, local, or foreign tax, consequences of an investment in our ADSs or Class A Ordinary Shares. This discussion is based on the tax laws of the U.S. as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•                  banks or certain financial institutions;

•                  insurance companies;

•                  broker dealers;

•                  traders that elect to mark to market;

•                  tax-exempt entities;

•                  persons liable for alternative minimum tax;

•                  persons holding ADSs or Class A Ordinary Shares as part of a straddle, hedging, conversion transaction or other integrated investment;

•                  regulated investments companies;

•                  persons who acquired ADSs or Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•                  persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote or 10% or more of the total value of all classes of our shares; or

•                  partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A Ordinary Shares through partnerships or other pass-through entities.

U.S. holders are urged to consult their own tax advisors about the application of U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of our ADSs or Class A Ordinary Shares.

The discussion below of U.S. federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or Class A Ordinary Shares who is, for U.S. federal income tax purposes:

•                  a citizen or individual resident of the U.S.;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust (1) whose administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For U.S. federal income tax purposes, the tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or Class A Ordinary Shares depends on the partner’s status and the activities of the partnership. U.S. holders who hold their ADSs or Class A Ordinary Shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement have been and will be complied with in accordance with their terms. Holders of ADSs will be treated as the holders of the underlying Class A Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits of Class A Ordinary Shares in return for ADSs representing those shares, and surrender of ADSs in return for the underlying Class A Ordinary Shares, will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A Ordinary Shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A Ordinary Shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A Ordinary Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A Ordinary Shares) and thereafter as capital gain. The dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain non-corporate U.S. holders, including individual U.S. holders, may be taxed on dividend payments at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A Ordinary Shares are readily tradable on an established securities market in the U.S., (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A Ordinary Shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed, (as our ADSs are intended to be) on the New York Stock Exchange. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A Ordinary Shares in their particular circumstances. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to a U.S. holder with respect to our ADSs or Class A Ordinary Shares, subject to certain conditions and limitations, such PRC withholding taxes will be treated as foreign taxes eligible for credit against the U.S. holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit in such U.S. holders’ particular circumstances.

Taxation of Disposition of Shares

Subject to the PFIC rules discussed below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A Ordinary Share equal to the difference between the amount realized for the ADS or Class A Ordinary Share and the U.S. holder’s adjusted tax basis in the ADS or Class A Ordinary Share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A Ordinary Share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as U.S. source income for foreign tax credit limitation purposes.

As described above under “Taxation—PRC Taxation,” any gain from the disposition of our ADSs or Class A Ordinary Shares may be subject to PRC tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the U.S. and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the U.S. and the PRC and their ability to credit any PRC tax withheld in respect of a sale of our ADSs or Class A Ordinary Shares against their U.S. federal income tax liability.

Passive Foreign Investment Company

We expect that we will not be treated as a PFIC for our 2017 taxable year ended November 30, 2017. Our expectation is based on our operations and the estimated composition of our earnings and assets for the current taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we hold a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which may fluctuate (and could fluctuate considerably given that market prices of Internet companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test described below. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found to not result in our ownership of the VIEs for U.S. federal income tax purposes, we could be a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure—We depend upon contractual arrangements with our VIE Sogou Information and its shareholders for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of the entities and may be difficult to enforce.” Also our PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, cannot be determined until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•                  at least 75% of its gross income is passive income (such as certain dividends, interest or royalties) (the “income test”), or

•                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For the purposes of this determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are treated as owing), directly or indirectly, at least 25% (by value) of the shares or equity interests.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A Ordinary Shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including, in a certain circumstances, a pledge) of the ADSs or Class A Ordinary Shares, unless the holder makes a “mark-to-market” election as discussed below. For purpose of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or Class A Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds ADSs or Class A Ordinary Shares, even if we are no longer classified as a PFIC in subsequent years. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities that are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

Under these special rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A Ordinary Shares;

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•                  the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

Gains from the disposition of ADSs or Class A Ordinary Shares will be taxed in the same manner. The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of ADSs or Class A Ordinary Shares cannot be treated as capital, even if the U.S. holder holds the ADSs or Class A Ordinary Shares as capital assets. A U.S. holder will be subject to the same U.S. federal income tax rules as described above on indirect or constructive distributions that the U.S. holder is deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. A mark-to-market election will not be available, however, with respect to any subsidiary PFICs. If a U.S. holder makes a mark-to-market election for the ADSs or Class A Ordinary Shares, such U.S. holder will generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A Ordinary Shares as of the close of such U.S. holder’s taxable year over such U.S. holder’s adjusted tax basis in such ADSs or Class A Ordinary Shares. The U.S. holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or Class A Ordinary Shares included in the U.S. holder’s income for prior taxable years. Amounts included in a U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A Ordinary Shares, will generally be taxed at ordinary income rates. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Class A Ordinary Shares. A U.S. holder’s basis in the ADSs or Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If the U.S. holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (however, the lower applicable capital gains rate for “qualified dividend income” discussed above would not apply). The basis adjustment and income or loss inclusion under this alternate mark-to-market regime will apply only during years in which we are a PFIC.

The mark-to-market election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations, such as the New York Stock Exchange.

A third alternative taxation regime which may be available to some U.S. investors in PFICs, known as “qualified electing fund” (QEF) treatment, will not be available to U.S. holders of our ADSs or Class A Ordinary Shares. This is because QEF treatment requires the PFIC to supply annually certain information to U.S. holders of ADSs or Class A Ordinary Shares, and we do not intend to supply such information.

A U.S. holder of ADSs or Class A Ordinary Shares in any year in which we are a PFIC will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or Class A Ordinary Shares and any gain realized on the disposition of the ADSs or Class A Ordinary Shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower rate on “qualified dividend income” discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in ADSs or Class A Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or Class A Ordinary Shares and proceeds from the sale, exchange or redemption of ADSs or Class A Ordinary Shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a rate of 24% for taxable years beginning after December 31, 2017 and before January 1, 2026. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding and demonstrates such exemption if required. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of U.S. information reporting and backup withholding rules.

Individual U.S. holders, that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our Class A Ordinary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs and Class A Ordinary Shares, including the application of the rules to their particular circumstances.

Prospective purchasers of our ADSs should consult their own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Class A Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As required under Section 203.01 of the New York Stock Exchange Listed Company Manual, we will post our annual reports filed with the SEC on our Web site at http://ir.sogou.com. We will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting holder free of charge.

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

While our reporting currency is the U.S. dollar, to date almost all of our revenues and costs, a majority of our assets, and almost all of our liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and assets may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for the year ended December 31, 2017 were US$908.4 million and our total assets as of December 31, 2017 were US$1.3 billion, representing revenues of RMB5.935 billion and total assets of RMB8.632 billion at the exchange rate of RMB6.5342 to $1.00 in effect as of December 31, 2017. If the value of the RMB were to depreciate by 10% against the U.S. dollar, the value of the same amount of revenues and total assets in U.S. dollars would be US$825.8 million and US$1.2 billion, respectively.

The RMB is not freely tradeable in “capital account” transactions, which include foreign direct investment.  Foreign exchange transactions classified as capital account transactions are subject to limitations and require approval from the SAFE.  This could affect our China-based subsidiaries’ ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. Further, the RMB is at present free convertible in “current account” transactions, which include dividends, trade and service-related foreign exchange transactions, and our China-based subsidiaries may purchase and retain foreign exchange for settlement of such transactions, including payment of dividends, without the approval of the SAFE. However, the relevant PRC governmental authorities may limit our ability to purchase or retain foreign currencies in the future. Since a significant amount of our future revenues are likely to be in the form of RMB, these existing restrictions, and any future restrictions, on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside of China, or to make expenditures denominated in foreign currencies.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would reduce the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amounts available to us.

As of December 31, 2017, we had RMB-denominated cash and cash equivalents and short-term investments of RMB2.044 billion and U.S. dollar-denominated cash and cash equivalents of US$720.4 million. Assuming we had converted our US$720.4 million cash and cash equivalents balance into RMB at the exchange rate of RMB6.5342 to US$1.00 in effect as of December 31, 2017, we would have had a total RMB balance for cash and cash equivalents and short-term investments of RMB6.751 billion as of that date. An appreciation of the RMB of 10% against the U.S. dollar as of December 31, 2017 would have caused the total RMB balance for our cash and cash equivalents and short-term investments to be RMB6.281 billion as of that date after such a hypothetical conversion. Conversely, if we had converted our RMB2.044 billion cash and cash equivalents and short-term investments balance into U.S. dollars at the exchange rate of RMB6.5342 to US$1.00 in effect as of December 31, 2017, we would have had a total U.S. dollar balance for cash and cash equivalents and short-term investments of US$1.033 billion as of that date. A depreciation of the RMB of 10% against the U.S. dollar as of December 31, 2017 would have caused us to have a total U.S. dollar balance for our cash and cash equivalents and short-term investments of US$1.005 billion as of that date after such a hypothetical conversion.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have an adverse impact on our financial condition and results of operations.

Inflation Rate Risk

According to the National Bureau of Statistics of China, the consumer price index grew 1.6% in 2017, compared to an increase of 2.0% in 2016. While the increase for 2017 represented a decline in the rate of inflation compared to 2016, there may be an increase in the rate of inflation in the future, which could have an adverse effect on our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash to investments in bank deposits and high-quality corporate securities and limits the amount of our exposure to any one issuer. We have not been, nor do we expect to be, exposed to material risks due to changes in interest rates on borrowings because we have not incurred, and do not expect to incur, any significant third-party debt.

ITEM 12.                           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement and the types of services and the amount of the fees or charges paid therefore:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the Deposit Agreement)
• converting non-U.S. currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty, or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Pursuant to an agreement dated November 8, 2017 between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, the New York Stock Exchange listing application and listing fees, and related expenses, in the amount of US$8,659,456, which is net of U.S. withholding tax, related to the establishment of our American depositary receipt facility.

PART II

ITEM 13.                           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.                           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On November 8, 2017, our registration statement on Form F-1 (File No. 333-220928), as amended, was declared effective by the SEC for our initial public offering, pursuant to which we offered and sold a total of 50,643,856 ADSs, including 5,643,856 ADSs sold upon the exercise by the underwriters of their over-allotment options, at the public offering price of $13.00 per ADS. The offering was completed in November 2017.

We received net proceeds of approximately US$622.1 million from the offering, after deducting underwriting discounts and commissions of approximately $32.9 million and other expenses of approximately $3.3 million. None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.  J.P. Morgan, Credit Suisse, Goldman Sachs, and CICC acted as joint bookrunners for our initial public offering and as the representatives of the underwriters.

As of December 31, 2017, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

ITEM 15.                           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and principal financial officer performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined and required under Rule 13a-15(e)of the Exchange Act, as of the end of the period covered by this annual report. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our principal executive officer and principal financial officer also concluded that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Bin Gao meets the criteria of an “audit committee financial expert” as set forth in the applicable SEC rules and has accounting or related financial management expertise as set forth in the New York Stock Exchange Listed Company Manual. Our Board of Directors has determined that all three members of our audit committee are “independent” under Rule 10A-3 under the Securities Exchange Act of 1934 and the New York Stock Exchange Listed Company Manual.

ITEM 16B.                  CODE OF ETHICS

Our Board of Directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-220928) originally filed with the SEC on October 13, 2017, and is also posted on our Website at http://ir.sogou.com under the heading “Corporate Governance.”

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated below.

	For the year ended December 31,
	2016	2017
	US$	US$
	(US$in thousands)
Audit fees(1)	204	1,747
Tax fees(2)	310	—
Audit related fees(3)	—	37
All other fees	—	77
Total	514	1,861

(1)                  “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting, and the fees for assurance services rendered in connection with our initial public offering in 2017.

(2)                  “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

(3)                  “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before that firm is retained for such services. The pre-approval procedures are as follows:

•          Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•          The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D.                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.                 CORPORATE GOVERNANCE

Sohu, through its ownership of Class B Ordinary Shares and the Voting Agreement with Tencent, will have the power to appoint a majority of our board of directors. As a result, we will be a “controlled company” under the New York Stock Exchange Listed Company Manual. We will rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

•                  that we have a majority of independent directors on our board;

•                  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•                  for an annual performance evaluation of the nominating/corporate governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. If we are no longer a “controlled company,” we may in the future invoke “home country” exceptions available to foreign private issuers, such as us, under the New York Stock Exchange Listed Company Manual which are similar to the exemptions for controlled companies, and also include the possibility of additional exceptions from the New York Stock Exchange Listed Company Manual, such as the requirement that equity-compensation plans be approved by shareholders. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

ITEM 16H.                 MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                           FINANCIAL STATEMENTS

The consolidated financial statements of Sogou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.                                      EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Seventh Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Registrant

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2(1)	Registrant’s Specimen Certificate for Class A ordinary shares

2.3*	Deposit Agreement, dated November 8, 2017, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares

4.1(1)	2010 Share Incentive Plan

4.2 *	2017 Share Incentive Plan, as amended and restated

4.3(1)	English Translation of Form of Employment Agreement with Executive Officers

4.4(1)	English Translation of Form of Non-Competition Agreement with Executive Officers

4.5(1)	English Translation of Form of Confidentiality Agreement with Executive Officers

4.6(1)	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of Sogou Management, as amended as of August 11, 2017

4.7(1)	Voting Agreement dated as of August 11, 2017 among Sogou Inc, Sohu.com (Search) Limited, and THL A21 Limited

4.8(1)	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited

4.9(1)	English Translation of Loan Agreement, dated December 2, 2013, between Sogou Technology and Xiaochuan Wang

4.10(1)	English Translation of Exclusive Equity Interest Purchase Rights Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information

4.11(1)	English Translation of Share Pledge Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information

4.12(1)	English Translation of Power of Attorney, dated December 2, 2013, by the shareholders of Sogou Information in favor of Sogou Technology

4.13(1)	English Translation of Business Operation Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information

4.14(1)	English Translation of Exclusive Technology Consulting and Service Agreement, dated September 26, 2010, between Sogou Technology and Sogou Information

4.15(1)	Form of Indemnification Agreement with the Registrant’s Directors

4.16(1)†

English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shi Ji Guang Su.

4.17(1)	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search, dated September 15, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.

4.18(1)

English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shi Ji Guang Su and Sohu.com Limited.

4.19(1)	Sohu.com Internet Plaza Office Building Lease, dated December 30, 2016, between Sogou Network and Beijing Sohu New Media Information Technology Co., Ltd., as amended and supplemented

4.20*	Letter Agreement, dated January 21, 2018, between Sogou Inc. and James Deng

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1(1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)                  Incorporated by reference to our Registration Statement on Form F-1(file no. 333-220928) filed with the Securities and Exchange Commission on October 13, 2017.

†                          Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.

*                          Filed or furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOGOU INC.

By	/s/ Xiaochuan Wang
Name:	Xiaochuan Wang
Title:	Chief Executive Officer

By	/s/ Joe Zhou
Name:	Joe Zhou
Title:	Chief Financial Officer

Date: February 28, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sogou Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sogou Inc. and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 28, 2018

We have served as the Company’s auditor since 2017.

SOGOU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$286,078	$694,207
Short-term investments	—	339,006
Accounts receivable, net	40,532	69,967
Prepaid and other current assets	6,835	15,091
Due from related parties	26,479	2,971
Total current assets	359,924	1,121,242
Long-term investments	22,585	30,152
Fixed assets, net	117,022	139,209
Goodwill	5,565	5,908
Intangible assets, net	2,478	1,328
Deferred tax assets, net	10,312	15,006
Other assets (including due from related parties of US$1,564 and US$2,337, respectively, as of December 31, 2016 and 2017)	6,932	8,191
Total assets	$524,818	$1,321,036
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities, or “VIEs”, without recourse to the Company of US$484 and US$18,955, respectively, as of December 31, 2016 and 2017)	$47,501	$73,018
Accrued and other short-term liabilities (including accrued and other short-term liabilities of consolidated VIEs without recourse to the Company of US$36,464 and US$15,989, respectively, as of December 31, 2016 and 2017)	131,651	164,269
Receipts in advance (including receipts in advance of consolidated VIEs without recourse to the Company of US$5,663 and US$7,889, respectively, as of December 31, 2016 and 2017)	59,574	66,199
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of US$876 and US$1,292, respectively, as of December 31, 2016 and 2017)	22,794	29,719
Taxes payable (including taxes payable of consolidated VIEs without recourse to the Company of US$2,663 and US$9,232, respectively, as of December 31, 2016 and 2017)	12,336	56,481
Due to related parties (including due to related parties of consolidated VIEs without recourse to the Company of US$13,050 and US$20,394, respectively, as of December 31, 2016 and 2017)	84,700	23,109
Total current liabilities	358,556	412,795
Total liabilities	$358,556	$412,795
Commitments and contingencies (Note 21)
MEZZANINE EQUITY
Pre-IPO Series A Preferred Shares (US$0.001 par value; 62,400,000 shares authorized and issued, 32,000,000 outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017)	20,000	—
Pre-IPO Series B Preferred Shares (US$0.001 par value; 65,431,579 shares authorized, issued, and outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017)	224,404	—
Total mezzanine equity	$244,404	$—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Pre-IPO Class A Ordinary Shares (US$0.001 par value, 391,100,000 shares authorized, 173,502,295 shares issued, 157,226,495 shares outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017); Class A Ordinary Shares (US$0.001 par value, none and 571,242,125 shares authorized, none and 123,314,237 shares issued, none and 108,080,937 shares outstanding as of December 31, 2016 and 2017)	162	112
Pre-IPO Class B Ordinary Shares (US$0.001 par value, 79,368,421 shares authorized, issued, and outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017); Class B Ordinary Shares (US$0.001 par value, none and 278,757,875 shares authorized, issued, and outstanding as of December 31, 2016 and 2017)	79	279
Additional paid-in capital	22,330	913,147
Treasury stock (US$0.001 par value, 16,275,800 and 15,233,300 shares as of December 31, 2016 and 2017, respectively)	(27,869)	(27,869)
Accumulated (deficit)/retained earnings	(55,022)	27,178
Accumulated other comprehensive loss	(17,822)	(4,606)
Total shareholders’ (deficit)/equity	(78,142)	908,241
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	$524,818	$1,321,036

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the Year Ended December 31,
	2015	2016	2017
Revenues:
Search and search-related advertising revenues (including transactions with related parties of US$2,558, US$6,273, and US$10,461, respectively, for 2015, 2016 and 2017)	$539,521	$597,213	$801,551
Other revenues (including transactions with related parties of US$85, US$2,449 and US$5,486, respectively, for 2015, 2016 and 2017)	52,282	63,195	106,806
Total revenues	591,803	660,408	908,357
Cost of revenues(1) (including transactions with related parties of US$30,550, US$36,487 and US$67,653, respectively, for 2015, 2016 and 2017)	248,279	302,736	457,401
Gross profit	343,524	357,672	450,956
Operating expenses:
Research and development(1) (including transactions with related parties of US$7,825, US$6,619 and US$8,233, respectively, for 2015, 2016 and 2017)	131,072	138,364	172,829
Sales and marketing(1) (including transactions with related parties of US$4,409, US$3,788 and US$3,010, respectively, for 2015, 2016 and 2017)	93,998	123,119	156,420
General and administrative(1) (including transactions with related parties of US$83, US$81 and US$131, respectively, for 2015, 2016 and 2017)	16,666	24,567	27,821
Total operating expenses	241,736	286,050	357,070
Operating income	101,788	71,622	93,886
Interest income	5,332	5,198	9,126
Foreign currency exchange gain/(loss)	667	5,346	(7,082)
Other income/(expenses), net	1,142	(26,027)	692
Income before income tax expenses	108,929	56,139	96,622
Income tax expenses	9,430	27	14,422
Net income	99,499	56,112	82,200
Net income attributable to Sogou Inc.	$99,499	$56,112	$82,200
Less: Dividends attributable to Preferred Shareholders	28,092	28,092	24,388
Less: Adjustment for repurchase of Preferred Shares	80,822	—	—
Net (loss)/income attributable to ordinary shareholders	$(9,415)	$28,020	$57,812
Net income	99,499	56,112	82,200
Other comprehensive (loss)/income, net of nil tax:
Foreign currency translation adjustment	(5,026)	(9,365)	13,216
Comprehensive income	$94,473	$46,747	$95,416
Net (loss)/income per ordinary share—basic	$(0.04)	$0.12	$0.22
Net (loss)/income per ordinary share—diluted	$(0.04)	$0.11	$0.20

(1) Share-based compensation expense included in:
Cost of revenues	$330	$171	$540
Research and development	6,862	5,615	16,470
Sales and marketing	943	1,816	4,299
General and administrative	2,244	5,259	2,414
	$10,379	$12,861	$23,723

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2015

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Stock	Deficit	Loss	Deficit
Balance as of January 1, 2015	229,612,634	$233	$11,881	$(24,679)	$(140,658)	$(3,431)	$(156,654)
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	3,825,800	4	—	—	—	—	4
Contribution from Sohu (Note 3u)	—	—	1,195	—	—	—	1,195
Share-based compensation expense for Sogou share-based awards	—	—	8,305	—	—	—	8,305
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	1,984	—	—	—	1,984
Repurchase of Pre-IPO Series A Preferred Shares	—	—	(10,847)	—	(69,975)	—	(80,822)
Net income	—	—	—	—	99,499	—	99,499
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(5,026)	(5,026)
Other	—	—	151	—	—	—	151
Balance as of December 31, 2015	233,438,434	$237	$12,669	$(24,679)	$(111,134)	$(8,457)	$(131,364)

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2016

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Stock	Deficit	Loss	Deficit
Balance as of January 1, 2016	233,438,434	$237	$12,669	$(24,679)	$(111,134)	$(8,457)	$(131,364)
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	3,876,482	4	—	—	—	—	4
Contribution from Sohu (Note 3u)	—	—	837	—	—	—	837
Share-based compensation expense for Sogou share-based awards	—	—	8,039	—	—	—	8,039
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	763	—	—	—	763
Repurchase of Pre-IPO Class A Ordinary Shares	(720,000)	—	—	(3,190)	—	—	(3,190)
Net income	—	—	—	—	56,112	—	56,112
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(9,365)	(9,365)
Other	—	—	22	—	—	—	22
Balance as of December 31, 2016	236,594,916	$241	$22,330	$(27,869)	$(55,022)	$(17,822)	$(78,142)

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2017

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	(Accumulated Deficit)/ Retained	Accumulated Other Comprehensive	Total Shareholders’ (Deficit)/
	Shares	Amount	Capital	Stock	Earnings	(Loss)/Income	Equity
Balance as of January 1, 2017	236,594,916	$241	$22,330	$(27,869)	$(55,022)	$(17,822)	$(78,142)
Share issuance upon initial public offering (“IPO”), net of issuance costs of US$36,239	50,643,856	51	622,080	—	—	—	622,131
Share issuance upon the redesignation of 32,000,000 Pre-IPO Series A Preferred Shares into Class A Ordinary Shares	32,000,000	32	19,968	—	—	—	20,000
Share issuance upon the redesignation of 65,431,579 Pre-IPO Series B Preferred Shares into Class B Ordinary Shares	65,431,579	65	224,339	—	—	—	224,404
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	2,168,461	2	—	—	—	—	2
Contribution from Sohu (Note 3u)	—	—	711	—	—	—	711
Share-based compensation expense for Sogou share-based awards	—	—	23,037	—	—	—	23,037
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	682	—	—	—	682
Net income	—	—	—	—	82,200	—	82,200
Other comprehensive income, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	13,216	13,216
Balance as of December 31, 2017	386,838,812	$391	$913,147	$(27,869)	$27,178	$(4,606)	$908,241

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2015	2016	2017
Cash flows from operating activities
Net income	$99,499	$56,112	$82,200
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	31,368	33,886	48,205
Amortization	1,412	1,314	1,389
Gain on disposal of fixed assets	(268)	(1,400)	(988)
Allowance for doubtful accounts	—	—	378
Share-based compensation expense	10,379	12,861	23,723
Research and development expenses undertaken by Sohu	1,105	788	707
Impairment of long-term investment	—	—	230
Change in fair value of financial instruments	—	(823)	(927)
Deferred tax benefit	(7,779)	(3,091)	(4,117)
Changes in assets and liabilities:
Accounts receivable	(14,145)	(13,796)	(26,955)
Prepaid and other current assets	1,881	155	(8,679)
Due from related parties	4,762	113	26,807
Other assets	(2,759)	(2,542)	(816)
Accounts payable	12,627	20,750	22,284
Accrued and other short-term liabilities	29,767	44,198	29,079
Receipts in advance	9,892	(2,850)	2,936
Accrued salary and benefits	4,636	6,556	5,561
Taxes payable	20,307	(9,185)	42,808
Due to related parties	3,307	6,618	(61,637)
Net cash provided by operating activities	205,991	149,664	182,188
Cash flows from investing activities
Cash received from disposal of fixed assets	276	1,405	1,739
Purchase of fixed assets	(61,266)	(86,372)	(64,025)
Purchase of intangible assets	(272)	(523)	(130)
Purchase of long-term investments	(14,589)	(8,162)	(7,008)
Cash paid for a business combination, net of cash acquired	(30)	—	—
Purchase of financial instruments	—	(52,412)	(345,508)
Proceeds from financial instruments	—	51,260	7,718
Net cash used in investing activities	(75,881)	(94,804)	(407,214)
Cash flows from financing activities
Proceeds from exercise of options under Sogou 2010 Share Incentive Plan	—	4	1
Repurchase of Pre-IPO Series A Preferred Shares	(99,822)	—	—
Repurchase of Pre-IPO Class A Ordinary Shares	—	—	(3,190)
Proceeds from issuance of Class A Ordinary Shares in IPO, net of issuance costs of US$36,239	—	—	622,131
Net cash (used in)/provided by financing activities	(99,822)	4	618,942
Effect of exchange rate changes on cash and cash equivalents	(10,077)	(13,270)	14,213
Net increase in cash and cash equivalents	20,211	41,594	408,129
Cash and cash equivalents at beginning of the year	224,273	244,484	286,078
Cash and cash equivalents at end of the year	$244,484	$286,078	$694,207
Supplemental cash flow disclosure:
Income tax paid	$—	$14,078	$6,171
Supplemental schedule of non-cash investing activity:
Fixed assets in accrued liabilities and accounts payable	$199	$1,079	$658
Supplemental schedule of non-cash financing activity:
Contribution from Sohu resulting from waived research and development expense paid by Sohu on behalf of the Sogou Group	$1,105	$788	$707
Redesignation of 32,000,000 Pre-IPO Series A Preferred Shares into Class A Ordinary Shares	$—	$—	$20,000
Redesignation of 65,431,579 Pre-IPO Series B Preferred Shares into Class B Ordinary Shares	$—	$—	$224,404

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.                  NATURE OF OPERATIONS AND ORGANIZATION

Sogou Inc. (“Sogou” or the “Company”) was incorporated in the Cayman Islands on December 23, 2005 as an indirect wholly-owned subsidiary of Sohu.com Inc., the Company’s ultimate parent company. Sohu.com Inc., together with its subsidiaries and consolidated VIEs, but, unless the context requires otherwise, excluding the businesses and the corresponding subsidiaries and VIEs of Sogou are collectively referred to herein as “Sohu.” Sohu.com Inc. and its subsidiaries and consolidated VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to herein as the “Sohu Group.” The Company, together with its subsidiaries and VIEs, are collectively referred to herein as the “Sogou Group.”

Prior to February 2006, the Sogou Group’s business, which includes assets and liabilities related to the operation of the search and search-related businesses, was operated by various entities owned or controlled by Sohu. In February 2006, Sohu transferred most of the search and search-related businesses to the Sogou Group. Until October 2010, the Company was indirectly wholly owned by Sohu.

The Sogou Group is principally engaged in offering search and search-related advertising services which enable advertisers’ promotional links to be displayed on the Sogou Group’s search result pages and other properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. The Sogou Group’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. The search and search-related businesses also benefits from Sogou’s collaboration with Tencent Holdings Limited (together with its subsidiaries, “Tencent”, whose financial statements are prepared under International Financial Reporting Standards), which provides Sogou access to traffic and content generated from the products and services provided by Tencent.

The Sogou Group also offers Internet value-added services (“IVAS”), primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, and offers other products and services including smart hardware products, which are collectively referred to as the “other business.”

As of December 31, 2017, the Sogou Group’s subsidiaries and VIEs were as follows:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held
Subsidiaries:
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands(“BVI”)	100%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	The People’s Republic of China (“PRC”)	100%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong Special Administrative Region (“Hong Kong”)	100%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	100%
Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”)	Incorporated on March 29, 2012	PRC	100%
Sogou Technology Hong Kong Limited (“Sogou Technology HK”)	Incorporated on August 25, 2015	Hong Kong	100%
Tianjin Sogou Network Technology Co., Ltd. (“Tianjin Sogou Network”)	Incorporated on May 18, 2017	PRC	100%
Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Shantou”)	Incorporated on November 22, 2017	PRC	100%
VIEs:
Beijing Sogou Information Service Co., Ltd. (“Sogou Information”)	Incorporated on December 28, 2005	PRC	100%
Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. (“Shi Ji Guang Su”)	Acquired on September 16, 2013	PRC	100%
Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”)	Acquired on April 2, 2015	PRC	100%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	PRC	100%

The Company’s subsidiaries Sogou Technology, Sogou Network, Tianjin Sogou Network, and Sogou Shantou are wholly foreign-owned enterprises (or “WFOEs”) established in the PRC. The Company’s VIEs, which consist of Sogou Information and its subsidiaries Shi Ji Guang Su, Shi Ji Si Su, and Chengdu Easypay, are controlled by Sogou Technology through a series of contractual agreements (see Note 22—VIEs).

Liquidity

As of December 31, 2017, the Sogou Group had shareholders’ equity of US$908,241, including retained earnings of US$27,178 and accumulated other comprehensive loss of US$4,606. For the years ended December 31, 2015, 2016, and 2017, the Sogou Group had operating income of US$101,788, US$71,622, and US$93,886, respectively.

Based upon the Sogou Group’s operating plan, the Sogou Group believes its cash and cash equivalents and short-term investments as of December 31, 2017 in the amount of US$1,033,213 and operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months.

2.                  REORGANIZATION AND SHARE ISSUANCE

In October 2010, the Sohu Group undertook a reorganization of the Sogou Group (the “Reorganization”), in connection with the issuance of Series A Preferred Shares (the “Pre-IPO Series A Preferred Shares”) of the Company, and transferred assets and employees related to the search and search-related business to the Sogou Group. The Company then issued and sold 24,000,000, 14,400,000, and 38,400,000 Pre-IPO Series A Preferred Shares to Alibaba Group Holding Limited (“Alibaba”), China Web Search (HK) Limited (“China Web”), and Photon Group Limited (“Photon”), the investment vehicle of the Sohu Group’s Chairman and Chief Executive Officer Dr.Charles Zhang.The Reorganization was accounted for in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Sogou Group’s consolidated financial statements. As such, the Sogou Group’s consolidated financial statements were prepared as if the current corporate structure had been in existence for all periods presented.

In June 2012, Sohu purchased the 24,000,000 Pre-IPO Series A Preferred Shares held by Alibaba.

In September 2013, Tencent, through its wholly-owned subsidiary THL A21 Limited, invested a net amount of US$448.0 million in cash in the Company and transferred Tencent’s Soso search-related businesses and certain other assets to the Company, and Sogou issued 65,431,579 voting Series B Preferred Shares (the “Pre-IPO Series B Preferred Shares”) and 79,368,421 non-voting Class B Ordinary Shares (the “Pre-IPO Class B Ordinary Shares”) to Tencent (collectively, the “Sogou-Tencent Transactions”).

Also in September 2013, the Company entered into (i) a Repurchase Option Agreement with Sohu exercisable commencing in March 16, 2014, granting the Company the right to repurchase 24,000,000 Pre-IPO Series A Preferred Shares held by Sohu for an aggregate purchase price of US$78.8 million; (ii) a Repurchase Option Agreement with Photon, also exercisable commencing March 16, 2014, granting the Company the right to repurchase 6,400,000 Pre-IPO Series A Preferred Shares held by Photon for an aggregate purchase price of US$21.0 million; and (iii) a Repurchase/Put Option Agreement with China Web, granting the Company the right to repurchase at any time from March 16, 2014 to July 31, 2014, and granting China Web the right to put to the Company at any time prior to July 31, 2014, 14,400,000 Pre-IPO Series A Preferred Shares held by China Web for an aggregate purchase price of US$47.3 million.

Also in September 2013, the Company, Sohu, Photon, the Company’s Chief Executive Officer Mr. Xiaochuan Wang, four other members of the Company’s management, and Tencent entered into a Shareholders Agreement, which terminated in its entirety upon the completion of the Company’s IPO on November 13, 2017, and the Company also entered into a voting agreement in which Photon, Xiaochuan Wang, and four other members of the Company’s management agreed to vote their Pre-IPO Series A Preferred Shares and Pre-IPO Class A Ordinary Shares to appoint Sohu’s designees to the Company’s Board of Directors. This voting agreement remained in effect following the completion of the IPO as to the Class A Ordinary Shares that were issued to the parties upon the redesignation of their Pre-IPO Series A Preferred Shares and Pre-IPO Class A Ordinary Shares but does not cover Class A Ordinary Shares that were acquired by Xiaochuan Wang in the public market following the completion of the Company’s IPO.

Also in September 2013, the Company paid to the three holders of Pre-IPO Series A Preferred Shares a special dividend in the aggregate amount of US$300.9 million, of which Sohu received US$161.2 million, Photon received US$43.0 million, and China Web received US$96.7 million.

In December 2013, in connection with the Sogou-Tencent Transactions, Tencent acquired a 45% equity interest in Sogou Information for US$1.5 million, and Sohu also acquired a 45% equity interest in Sogou Information for US$1.5 million. Through contractual agreements with Tencent, Sohu, Sogou Information, and the Company’s Chief Executive Officer, Sogou Technology controls all shareholder voting rights in Sogou Information, has the power to direct the activities of Sogou Information, and is the primary beneficiary of Sogou Information; and Tencent, Sohu, and the Company’s Chief Executive Officer act as Sogou Technology’s nominee shareholders.

In March 2014, the Company repurchased 14,400,000 Pre-IPO Series A Preferred Shares from China Web for an aggregate purchase price of US$47.3 million pursuant to the Repurchase/Put Option Agreement entered into with China Web in September 2013.

During the year ended December 31, 2014, the Company repurchased 4,185,800 Pre-IPO Class A Ordinary Shares (as defined below) from non-controlling shareholders, a majority of whom were employees of the Sogou Group, for an aggregate purchase price of US$41.9 million.

In September 2015, the Company repurchased from Sohu and Photon, pursuant to the Repurchase Option Agreements entered into in September 2013, 24,000,000 and 6,400,000 Pre-IPO Series A Preferred Shares of Sogou, for aggregate purchase prices of US$78.8 million and US$21.0 million, respectively.

As of December 31, 2016, the Company was obligated to repurchase 720,000 of its Pre-IPO Class A Ordinary Shares (as defined below) from the former president and chief financial officer of the Sohu Group for an aggregate price of US$7.2 million, pursuant to the letter agreements entered between Sohu and the former president and chief financial officer of the Sohu Group in connection with her resignation. The Company completed the repurchase of the 720,000 Class A Ordinary Shares in January 2017.

In August 2017, Sohu, Tencent, and the Company entered into a voting agreement that provided for the redesignation of all of the Company’s authorized and outstanding equity shares outstanding immediately prior to the completion of the IPO into either Class A Ordinary Shares or Class B Ordinary Shares effective upon the completion of the IPO and also provides, among things, that, following the completion of the IPO, subject to certain conditions, for so long as Sohu and Tencent together hold a majority of the combined voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, Sohu will have the right to appoint a majority of the Company’s Board of Directors. Under the amended and restated articles of association of the Company that took effect upon the completion of the IPO (the “Amended and Restated Articles”), the Class A Ordinary Shares are entitled to one vote per share and the Class B Ordinary Shares, which are held solely by Sohu and Tencent, are entitled to 10 votes per share.

In November, 2017, the Company completed the IPO on the New York Stock Exchange. In the offering, 50,643,856 American depositary shares (“ADSs”), representing 50,643,856 Class A Ordinary Shares, were issued and sold to the public at a price of US$13.00 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $622.1 million. Upon the completion of the IPO, in accordance with the voting agreement entered among Sohu, Tencent, and the Company in August 2017, the Company completed the redesignation on a one-for-one basis of: (i) the 127,200,000 Pre-IPO Class A Ordinary Shares held by Sohu and the 6,757,875 Pre-IPO Class A Ordinary Shares and 79,368,421 Pre-IPO Class B Ordinary Shares held by Tencent into Class B Ordinary Shares; (ii) the 32,000,000 Pre-IPO Series A Preferred Shares held by Photon into Class A Ordinary Shares; (iii) the 65,431,579 Pre-IPO Series B Preferred Shares held by Tencent into Class B Ordinary Shares; (iv) the remaining Pre-IPO Class A Ordinary Share into Class A Ordinary Shares.

3.                  SIGNIFICANT ACCOUNTING POLICIES

a.             Basis of Presentation, Principle of Consolidation and Use of Estimates

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and on a going concern basis.

Principle of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which Sogou is the ultimate primary beneficiary. All significant intra-company balances and transactions within the Sogou Group have been eliminated upon consolidation. See Note 22—VIEs for discussion of the consolidation of the VIEs.

Use of Estimates

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Identified below are the accounting policies that reflect the Sogou Group’s most significant estimates and judgments, and those that the Sogou Group believes are the most critical for fully understanding and evaluating its consolidated financial statements.

b.             Functional Currency and Foreign Currency Translation

Functional Currency

An entity’s functional currency is the currency of the primary economic environment in which it operates; normally that is the currency of the environment in which it primarily generates and expends cash. It is essential that management use its judgment to determine the functional currency by assessing various indicators, such as cash flows, product and service prices and markets, expenses, financing and intra-company transactions and arrangements. The functional currency of the Company and the Company’s subsidiaries in the BVI and Hong Kong is the United States dollar (the “U.S. dollar”), while the functional currency of the Company’s subsidiaries and VIEs in the PRC is the Renminbi (the “RMB”).

Foreign Currency Translation

The Sogou Group uses the U.S. dollar as its reporting currency. In the consolidated financial statements, the financial information of the Company’s subsidiaries and VIEs in the PRC, which use the RMB as their functional currency, has been translated into U.S. dollars. Assets and liabilities are translated from the functional currency at the exchange rates on the balance sheet date; equity amounts are translated at historical exchange rates; and revenues, expenses, gains, and losses are translated using the average rates in effect during the reporting period. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ (deficit)/equity.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at period end are recognized in the consolidated statements of comprehensive income.

c.             Cash and Cash Equivalents

Cash and cash equivalents consist of cash, time deposits with original maturities of three months or less, and demand deposits.

d.             Short-term Investments

Short-term investments consist of time deposits with original maturities of more than three months and investments in financial instruments with a variable interest rate indexed to performance of underlying assets. For time deposits with original maturities of more than three months, fair values are determined based on the pervasive interest rates in the market. The Sogou Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. For investments in financial instruments with a variable interest rate indexed to performance of underlying assets, in accordance with ASC 825, the Sogou Group elects the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income/(expenses), net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements (see Note 3z—Fair Value of Financial Instruments).

e.             Accounts Receivable, Net

The carrying value of accounts receivable is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected. Management makes estimations of the collectability of accounts receivable. In estimating the general allowance, many factors are considered, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if the financial conditions of the customers of the Sogou Group deteriorate, resulting in their inability to make payments due to the Sogou Group.

f.              Short-term Receivables and Payables

Prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, receipts in advance and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature.

g.             Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which the Sogou Group does not have significant influence, the cost method is applied, as there is no readily determinable fair value; for entities over which the Sogou Group can exercise significant influence but in which it does not own a majority equity interest or control, the equity method is applied. For cost method investments, the Sogou Group carries the investment at historical cost after the date of investment, net of impairments if any. For equity method investments, the Sogou Group adjusts the carrying amount of an investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. As of December 31, 2016 and 2017, the Sogou Group did not have any equity method investments.

h.             Fixed Assets

Fixed assets comprise computer equipment (including servers), leasehold improvement, office furniture, and vehicles. Fixed assets are recorded at cost less accumulated depreciation with no residual value. Depreciation is calculated on a straight-line basis over the estimated useful lives listed below:

Fixed Assets	Estimated Useful Lives (Years)
Computer equipment (including servers)	4 - 5
Leasehold improvements	The lesser of the term of the lease or the estimated useful lives of the assets
Office furniture	5
Vehicles	4 - 10

Repairs and maintenance costs are expensed as incurred, whereas the cost of renewals and betterments that extend the useful lives of fixed assets are capitalized as additions to the related assets.

Gains or losses on the disposal of fixed assets are the difference between the net sale proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of comprehensive income.

i.              Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Sogou Group’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, the Sogou Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Sogou Group chooses to directly apply the quantitative impairment test, which consists of a two-step quantitative impairment test. The first step is comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Sogou Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Sogou Group must perform the second step of the two-step quantitative goodwill impairment test to measure the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

j.              Intangible Assets

Intangible assets primarily comprise copyright, developed technologies, domain names and trademarks and computer software. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Intangible Assets	Estimated Useful Lives (Years)
Copyright	5
Developed technologies	3 - 10
Domain names and trademarks	5 - 10
Computer software	3

k.             Impairment of Long-lived Assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Sogou Group measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Sogou Group’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Sogou Group’s business model is determined by the Sogou Group’s management. An impairment charge would be recorded if the Sogou Group were to determine that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized would be measured by the amount by which the carrying values of the assets exceeded the fair value of the assets.

l.              Receipts in Advance

Cash payments received in advance from customers are recorded as receipts in advance. The unused cash balances remaining in customers’ accounts are recorded as a liability of the Sogou Group. Receipts in advance are recognized as revenue when all of the revenue recognition criteria are met.

m.            Mezzanine Equity

Mezzanine equity consisted of Pre-IPO Series A Preferred Shares and Pre-IPO Series B Preferred Shares (collectively, the “Pre-IPO Preferred Shares”) issued by the Company. The Pre-IPO Preferred Shares were redeemable upon certain liquidation events, including a change in control, which was deemed to be a liquidation event, that were considered to be events outside of the Company’s control. Therefore, the Sogou Group classified the Pre-IPO Preferred Shares as mezzanine equity.

In accordance with ASC 480-10, the mezzanine equity was initially measured based on its fair value at date of issue. Since the Pre-IPO Preferred Shares were not redeemable until the occurrence of a liquidation event, no subsequent accretion to the respective redemption values was necessary until it was probable that a liquidation event would occur. No liquidation or deemed liquidation events had occurred or were probable. Accordingly, there were no accretive costs to the Pre-IPO Preferred Shares recorded for the periods presented.

n.             Treasury Stock

Treasury stock consist of shares repurchased by the Company or that the Company is obligated to repurchase as of the reporting date. Shares included in treasury stock are no longer outstanding. Treasury stock is accounted for under the cost method.

Treasury stock also includes ordinary shares that were issued upon the early exercise of options and transferred to trusts for the benefit of the holders, but remained subject to vesting in accordance with the requirements of the applicable option agreements (See “Option Modification” in Note 16—Share-based Compensation).

o.             Revenue Recognition

The Sogou Group is principally engaged in offering search and search-related advertising services including pay-for-click services and other online advertising services. The Sogou Group also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, and offers other products and services including smart hardware products. The Sogou Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectability is reasonably assured, net of value-added tax (“VAT”) and related surcharges.

Search and Search-related Advertising Revenues

The Sogou Group procures a majority of its search and search-related advertisers through advertising agencies. Discounts and other cash incentives provided to the advertising agencies are accounted for as a reduction of revenues.

Pay-for-click Services

Pay-for-click services enable advertisers’ promotional links to be displayed on the Sogou Group’s search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay-for-click services, the Sogou Group introduces Internet users to its advertisers through the auction-based systems and charge advertisers on a per-click basis when the users click on the displayed links. Revenue for pay-for-click services is recognized on a per-click basis when the users click on the displayed links.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on the Sogou Group’s Internet properties. Revenue for time-based advertising is normally recognized on a straight-line basis over the contract period, provided the Sogou Group’s obligations under the contract have been met and all revenue recognition criteria have been met. Revenue for performance-based advertising services is recognized when the Company’s obligations under the contract and all revenue recognition criteria have been met.

The Sogou Group’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. The Sogou Group is the primary obligor to its advertisers. Payments made to operators of third-party Internet properties are included in the traffic acquisition costs.

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties and the provision of online reading services, as well as revenues from other products and services, including smart hardware products, offered by the Sogou Group. Other revenues are recognized when the Sogou Group’s obligations under the applicable agreements and all revenue recognition criteria have been met.

Barter Transactions

Revenues or expenses from barter transactions are recognized at fair value during the period in which the advertisements are provided by the Sogou Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. For the years ended December 31, 2015, 2016 and 2017, the Sogou Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

p.             Cost of Revenues

Cost of revenues consist primarily of traffic acquisition cost, bandwidth costs, server and Internet equipment depreciation associated with the operation of the Sogou Group’s Internet properties, salary and benefits expenses and share-based compensation for staff employed in network operations. Traffic acquisition costs represent the most significant portion of cost of revenues.

The Sogou Group’s traffic acquisition costs consist primarily of payments to third parties that direct search queries of their users to Internet properties of the Sogou Group or distribute the Sogou Group’s advertisers’ promotional links through such third parties’ Internet properties. The traffic acquisitions costs for such arrangements consist primarily of fees that the Sogou Group pays to the third parties based on an agreed-upon unit price and revenue-sharing payments that the Sogou Group makes to such third parties based on an agreed-upon percentage of revenues generated from users’ clicks.

q.             Research and Development Expenses

Research and development expenses primarily consist of salary and benefits expenses incurred in the research and development of new products and new functionality added to existing products.

Costs incurred during the application development stage for software programs to be used solely to meet internal needs were not material in the years presented; therefore, no research and development expenses were capitalized as intangible assets.

r.             Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travel expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses incurred for promoting the Sogou Group’s products, services and brand. The Sogou Group recognizes advertising and promotional expenses as incurred. Total advertising and promotional expenses were US$67,488, US$94,775, and US$117,553, respectively, for the years ended December 31, 2015, 2016 and 2017.

s.             Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including rent concessions, are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term.

t.              Share-based Compensation Expense

Share-based compensation expense arises from share-based awards, including share options for the purchase of Sogou ordinary shares, granted by the Sogou Group to its management and other key employees, and granted by Sohu to its management and other key employees who to some extent provide services to the Sogou Group and to certain management and other key employees of the Sogou Group (“Sogou Share-based Awards”); restricted share units and share options for the purchase of Sohu common stock granted by Sohu to employees of the Sogou Group (“Sohu Stock-based Awards”); and restricted share units granted by Tencent to certain persons who became the Sogou Group’s employees when Tencent’s Soso search-related businesses were transferred to the Sogou Group in September 2013 (“Tencent Share-based Awards”).

Sogou Share-based Awards

In determining the fair value of share options granted, a binomial option-pricing model (the “BP Model”) is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. The fair values of the ordinary shares were assessed using the income approach/discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values and is recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year, or, for options vesting subject to an IPO, is recognized on an accelerated basis over the requisite service period after the completion of Sogou’s IPO on November 13, 2017. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated.

Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. The Sogou Group applies the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

Share-based awards granted by Sohu are deemed to be share-based compensation made by the Sogou Group in exchange for services rendered to the Sogou Group, and the Sogou Group recognizes share-based compensation expense accordingly. Because the Sogou Group is not required to reimburse Sohu for such share-based compensation expense, the related amount is recorded as a capital contribution from Sohu.

Sohu Stock-based Awards

In determining the fair value of Sohu stock options granted, a BP Model is applied; in determining the fair value of restricted stock units granted, the fair value of the underlying shares on the grant dates is applied.

Share-based compensation expense for stock options and restricted stock units granted under Sohu stock-based incentive plans is recognized on an accelerated basis over the requisite service period. The number of share awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards so estimated.

Tencent Share-based Awards

Certain persons who became employees of the Sogou Group when Tencent’s Soso search-related businesses were transferred to the Sogou Group in September 2013 had been granted restricted share units under Tencent’s share award arrangements prior to the transfer of the businesses. Following the transfer of the businesses, these Tencent restricted share units continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by the Sogou Group during the requisite service period. After the transfer of the Soso search-related businesses, the Sogou Group applied the guidance in ASC 505-50 to measure the related compensation expense, which is deemed to have been incurred by Tencent as an investor on the Sogou Group’s behalf, based on the then-current fair value at each reporting date. To determine the then-current fair value of the Tencent restricted share units granted to these employees, the public market price of the underlying shares at each reporting date was applied. Because the Sogou Group is not required to reimburse Tencent for such share-based compensation expense, the related amount was recorded as a capital contribution from Tencent.

For Tencent restricted share units that Tencent had granted to employees who transferred to the Sogou Group with the Soso search-related businesses, compensation expense is recognized by the Sogou Group on an accelerated basis over the requisite service period, and the fair value of the share-based compensation is re-measured at each reporting date until the service has been provided. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions were used for any given period, the share-based compensation expense could be materially different for that period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Sogou Group for accounting purposes.

u.                                      Cost Allocations

The Sogou Group’s consolidated statements of comprehensive income comprise all the related costs of operations of the Sogou Group, which include an allocation of certain research and development expenses paid by Sohu for Sogou to provide technical support to the search and search-related businesses; and Sohu stock-based awards granted to Sogou employees. These allocations are based on a variety of factors, depending upon the nature of the expenses being allocated, including the number of employees and the percentage of computer system’s workload that is for services provided to Sogou.

Total expenses undertaken by Sohu are allocated and included in the Sogou Group’s consolidated statements of comprehensive income as follows:

	For the Year Ended December 31,
	2015	2016	2017
Research and development expenses	$1,105	$788	$707
Share-based compensation related to Sogou employees	90	49	4
Total	$1,195	$837	$711

Management believes the basis and amounts of these allocations are reasonable. While the expenses allocated to the Sogou Group for these items are not necessarily indicative of the expenses that would have been incurred if the Sogou Group had been a separate, stand-alone entity, the Sogou Group does not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if the Sogou Group had been a separate, stand-alone entity.

Under an agreement between the Company and Sohu, the Company does not need to repay Sohu for these expenses for share-based compensation related to Sogou employees, and research and development expenses allocated from Sohu. Accordingly, the Sogou Group recognizes the related amounts as capital contributions from Sohu as those expenses are incurred.

v.                                       Contribution

Under ASC subtopic 720-25, “Contributions Made,” an unconditional promise to give cash that depends only on the passage of time or a demand by the promisee for performance is to be recognized as a payable and as an expense in the period the promise is made. In the second quarter of 2016, the Sogou Group recognized a one-time expense of US$27.8 million arising from a donation by Sogou to Tsinghua University related to setting up a joint research institute focusing on artificial intelligence technology. The donation expense was reflected in other income/(expenses), net in the consolidated statements of comprehensive income.

w.                                    Income Taxes and Uncertain Tax Positions

Income Taxes

Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Sogou Group’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates and tax laws in effect as of the measurement date. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is considered more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, the Sogou Group considers factors including (i) future reversals of existing taxable temporary differences, (ii) future profitability, and (iii) tax planning strategies.

Uncertain Tax Positions

In order to assess uncertain tax positions, the Sogou Group applies a more likely than not threshold and a two-step approach for financial statement recognition and measurement of its tax position. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related litigation processes and appeals, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. Significant judgment is required in evaluating the Sogou Group’s uncertain tax positions and determining its provision for income taxes. The Sogou Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2015, 2016 and 2017, the Sogou Group did not have any significant unrecognized uncertain tax positions, and did not recognize any liability for unrecognized tax benefits or any significant interest or penalties associated with such uncertain tax positions.

x.                                      Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented in the Sogou Group’s consolidated balance sheets, consists of the Sogou Group’s cumulative foreign currency translation adjustment.

y.                                       Net (Loss)/Income per Ordinary Share

Basic net (loss)/income per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted net (loss)/income per ordinary share are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of share options, vesting and settlement of restricted share units, and, for periods prior to the completion of the IPO, conversion of Pre-IPO Preferred Shares. Potential ordinary shares issuable upon the exercise of share options are accounted for in the computation of diluted net (loss)/income per ordinary share using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. Potential ordinary shares issuable upon the conversion of Pre-IPO Preferred Shares are accounted for in the computation of diluted net (loss)/income per ordinary share for periods prior to the completion of the IPO, using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/income per share calculation when inclusion of such shares would be anti-dilutive.

The two-class method was used to calculate the basic net (loss)/income per ordinary share for periods prior to the completion of the IPO, since the Pre-IPO Preferred Shares were entitled to participation with ordinary shares in the Company’s undistributed net (loss)/income and therefore were deemed to be participating securities. Net (loss)/income per ordinary share are computed on Class A Ordinary Shares and Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income.

z.                                        Fair Value of Financial Instruments

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Sogou Group considers the principal or most advantageous market in which a transaction would be expected to occur and considers assumptions that market participants would use when pricing the asset or liability.

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs that are supported by little or no market activity.

The Sogou Group’s financial instruments primarily include cash equivalents, short-term investments, accounts receivable, accounts payables, accrued and other short-term liabilities, and amounts due from/to related parties. The carrying value of these balances approximates their fair value due to the current and short term nature of the balances.

aa.                               Segment Reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Sogou Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Sogou Group. The Sogou Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Sogou Group has only one operating segment. As the Sogou Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

bb.                               Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers.  In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Sogou Group has adopted the standard effective January 1, 2018 using the modified prospective method. The Sogou Group has substantially completed the assessments related to the standard and quantification of the related impact on its consolidated financial statements, and noted that the only major, but not material, impact of the standard relates to the accounting for advertising barter transactions, as the provision of Topic 605 exempting advertising-for-advertising barter transactions from being reported at fair value has been superseded. Revenues and expenses related to advertising barter transactions will be recognized beginning January 1, 2018 in accordance with the new guidance.

Recognition and Measurement of Financial Assets and Financial Liabilities.  On January 5, 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The most significant impact on the consolidated financial statements of Sogou Group relates to the recognition and measurement of equity investments at fair value in its consolidated statements of income. The Sogou Group has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Sogou Group will apply the new standard beginning January 1, 2018.

Leases.  On February 25, 2016, the FASB issued ASU 2016-02, “Leases”, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Statement of Cash Flows.  In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments”, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Sogou Group does not expect the standard to have a material impact on its consolidated financial statements.

Business Combinations.  In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Sogou Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

Simplifying the Test for Goodwill Impairment.  In January 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Compensation—Stock Compensation.  In May 2017, the FASB issue ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Sogou Group does not expect this standard to have a material impact on its consolidated financial statements.

4.                  CONCENTRATION OF RISK

a.                                      Concentration of Credit Risk

Financial instruments that potentially expose the Sogou Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable.

Cash and Cash Equivalents and Short-term Investments

As of December 31, 2016, approximately 62% of the Sogou Group’s cash and cash equivalents and short-term investments were held in eight financial institutions in mainland China, and approximately 34% of the Sogou Group’s cash and cash equivalents and short-term investments were held in one financial institution in Macao. The remaining cash and cash equivalents and short-term investments were held in two financial institutions in Hong Kong.

As of December 31, 2017, approximately 30% of the Sogou Group’s cash and cash equivalents and short-term investments were held in eight financial institutions in mainland China, approximately 29% of the Sogou Group’s cash and cash equivalents and short-term investments were held in three financial institutions in Hong Kong, and approximately 25% of the Sogou Group’s cash and cash equivalents and short-term investments were held in one financial institution in Macau. The remaining cash and cash equivalents and short-term investments were held in one financial institutions in New York.

The Sogou Group holds its cash and cash equivalents and short-term investments at financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Sogou Group’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves.

Management expects that any additional institutions that the Sogou Group uses for its cash and cash equivalents and short-term investments will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sogou Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2016 and 2017, the Sogou Group held its cash and cash equivalents and short-term investments in different financial institutions and held no more than approximately 48% and 29% of its total cash and cash equivalents and short-term investments at any single institution.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

Accounts Receivable

As of December 31, 2016 and 2017, the Sogou Group’s accounts receivable from its top three customers represented 54%, and 43%, respectively, of the Sogou Group’s aggregate accounts receivable balance, and a single customer accounted for 37%, and 23%, respectively, of such balance.

Management assesses the credit quality of and sets credit limits on the Sogou Group’s customers, taking into account their financial position, the availability of guarantees from third parties, their credit history, and other factors such as current market conditions. In estimating the Sogou Group’s general allowance for doubtful accounts, management considers many factors, including among other things the results of reviews of delinquent accounts, aging analyses and customer credit analyses, and analysis of historical bad debt records and current economic trends. As of December 31, 2016 and 2017, there were nil and US$384 allowance for doubtful accounts provided by the Sogou Group.

b.                                      Foreign Currency Exchange Rate Risks

While the reporting currency of the Sogou Group is the U.S. dollar, to date almost all of its revenues and costs, almost half of its assets, and almost all of its liabilities are denominated in RMB. As a result, the Sogou Group is exposed to foreign exchange risk, as its revenues and assets may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of the Sogou Group’s RMB revenues and assets as expressed in its U.S. dollar financial statements will decline.

5.                  CASH AND CASH EQUIVALENTS

	As of December 31,
	2016	2017
Cash	$62,285	$131,407
Cash equivalents	223,793	562,800
Total	$286,078	$694,207

6.                  ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2016	2017
Accounts receivable	$40,532	$70,351
Less: allowance for doubtful accounts	—	(384)
Total	$40,532	$69,967

The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,
	2015	2016	2017
Beginning balance	$25	$—	$—
Additional provision for bad debt	—	—	378
Written off	(25)	—	—
Foreign currency translation adjustment	—	—	6
Ending balance	$—	$—	$384

7.                  PREPAID AND OTHER CURRENT ASSETS

	As of December 31,
	2016	2017
Advances to suppliers	$1,585	$5,060
Inventories	521	2,587
Interest receivable	501	1,961
Business collaboration deposits	—	1,775
Housing loans to employees	1,083	1,293
Deductible input VAT	1,534	748
Employee advances	620	457
Prepaid content and licenses	470	38
Others	521	1,172
Total	$6,835	$15,091

8.                  LONG-TERM INVESTMENTS

As of December 31, 2016 and 2017, the aggregate carrying value of all cost-method investments was US$22,585 and US$30,152, respectively, mainly consisting of the Sogou Group’s investment in the preferred shares of Zhihu Technology Limited (“Zhihu”). Nil, nil and US$230 impairment loss was recognized for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, the Sogou Group had invested a cumulative total of US$18,857 in Zhihu, a company that engages primarily in the business of operating an online question and answer-based knowledge and information sharing platform. The Sogou Group accounted for the investment in Zhihu using the cost method, since the Sogou Group does not have significant influence over Zhihu and the underlying shares are not considered in-substance common stock.

9.                  FIXED ASSETS, NET

	As of December 31,
	2016	2017
Computer equipment (including servers)	$178,334	$236,470
Leasehold improvements	7,481	6,358
Office furniture	1,779	1,925
Vehicles	318	337
Fixed assets, gross	187,912	245,090
Less: Accumulated depreciation	(70,890)	(105,881)
Fixed assets, net	$117,022	$139,209

For the years ended December 31, 2015, 2016 and 2017, depreciation expenses were US$31,368, US$33,886, and US$48,205, respectively. No impairment loss was recognized for the years ended December 31, 2015, 2016, and 2017.

10.           GOODWILL

	As of December 31,
	2016	2017
Beginning balance	$5,945	$5,565
Foreign currency translation adjustment	(380)	343
Ending balance	$5,565	$5,908

No impairment loss was recognized for the years ended December 31, 2015, 2016, and 2017. As of December 31, 2017, no accumulated goodwill impairment has been provided.

11.           INTANGIBLE ASSETS, NET

	As of December 31, 2016
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,178	$(2,093)	$1,085
Domain names and trademarks	2,075	(1,586)	489
Computer software	1,091	(413)	678
Developed technologies	577	(380)	197
Others	173	(144)	29
Total	$7,094	$(4,616)	$2,478

	As of December 31, 2017
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,375	$(2,897)	$478
Domain names and trademarks	1,434	(1,196)	238
Computer software	1,018	(493)	525
Developed technologies	612	(525)	87
Total	$6,439	$(5,111)	$1,328

For the years ended December 31, 2015, 2016 and 2017, amortization expenses were US$1,412, US$1,314, and US$1,389, respectively. No impairment loss was recognized for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, intangible assets amortization expense for future years is expected to be as follows:

Intangible Assets Amortization Expense
2018	$1,116
2019	183
2020	7
2021	7
2022	7
Thereafter	8
Total expected amortization expense	$1,328

12.           ACCRUED AND OTHER SHORT-TERM LIABILITIES

	As of December 31,
	2016	2017
Accrued advertising and promotion expenses	$42,024	$65,039
Contract deposits from customers	19,065	23,832
Accrued professional fees	14,095	22,529
Accrued bandwidth costs	10,499	10,644
Unpaid installment of donation to Tsinghua University	17,299	7,652
Payables to Web game developers	3,817	6,725
Guarantee liability(1)	—	5,148
Early exercise of Sogou share options with trust arrangements (See “Option Modification” in Note 16—Share-based Compensation)	4,504	4,503
Contingent litigation liabilities (See “Litigation” in Note 21—Commitments and Contingencies)	2,890	3,822
Accrued content and license fees	2,289	2,036
Accrual for fixed assets purchases	1,079	658
Payable to repurchase Pre-IPO Class A Ordinary Shares (See Note 15—Treasury stock)	7,200	—
Others	6,890	11,681
Total	$131,651	$164,269

(1) The guarantee liability is in relation to a trial Internet finance program.

13.           FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2016, and 2017:

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$223,793	$—	$223,793	$—
Total	$223,793	$—	$223,793	$—

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$562,800	$—	$562,800	$—
Short-term investments	339,006	—	339,006	—
Total	$901,806	$—	$901,806	$—

Cash Equivalents

The Sogou Group’s cash equivalents consist of time deposits with original maturities of three months or less, and demand deposits that are readily convertible to known amounts of cash. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Sogou Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements.

Short-term Investments

The Sogou Group invested in time deposits with original maturities of more than three months and financial instruments issued by commercial banks in China which had variable interest rates indexed to the performance of underlying assets. Since the investments’ maturity dates are within one year, they are classified as short-term investments.

For time deposits with original maturities of more than three months, the fair values are determined based on the pervasive interest rates in the market. The Sogou Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements.

For investments in financial instruments with a variable interest rate indexed to performance of underlying assets, in accordance with ASC 825, the Sogou Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income/(expenses), net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the fair value measurements as Level 2 of fair value measurements. The Sogou Group recorded gains resulting from changes in the fair value of financial instruments of nil, US$823, and US$927, respectively, in other income for the years ended December 31, 2015, 2016, and 2017.

14.           PREFERRED SHARES

The following table presents the movement for the Company’s Pre-IPO Preferred Shares:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series B Preferred Shares
	Shares	Amount	Shares	Amount
Balance as of December 31, 2015	32,000,000	$20,000	65,431,579	$224,426
Adjustment of issuance cost of Pre-IPO Series B Preferred Shares	—	—	—	(22)
Balance as of December 31, 2016	32,000,000	20,000	65,431,579	224,404
Redesignation of 32,000,000 Pre-IPO Series A Preferred Shares into Class A Ordinary Shares	(32,000,000)	(20,000)	—	—
Redesignation of 65,431,579 Pre-IPO Series B Preferred Shares into Class B Ordinary Shares	—	—	(65,431,579)	(224,404)
Balance as of December 31, 2017	—	$—	—	$—

The Sogou Group has determined that there was no embedded beneficial conversion feature attributable to the Pre-IPO Preferred Shares because the initial effective conversion price of the Pre-IPO Preferred Shares was higher than the fair value of the Company’s pre-IPO ordinary shares.

The Sogou Group classified the Pre-IPO Preferred Shares as mezzanine equity, as the Pre-IPO Preferred Shares were redeemable upon certain liquidation events, including a change in control, which is deemed to be a liquidation event, that are considered to be events outside of the Company’s control.

The following is a summary of some of the key terms of the Pre-IPO Preferred Shares applicable for the periods before the IPO.

Dividend Rights

The Company could not declare or pay dividends on its Pre-IPO Class A Ordinary Shares or Pre-IPO Class B Ordinary Shares (collectively, “Pre-IPO Ordinary Shares”) unless the holders of the Pre-IPO Preferred Shares then outstanding first received a dividend on each outstanding Pre-IPO Preferred Share in an amount at least equal to the sum of (i) the dividends that would have been payable to the holder of such Pre-IPO Preferred Share if such share had been converted into Pre-IPO Ordinary Shares, at the then-applicable conversion rate, immediately prior to the record date for such dividend, and (ii) all accrued and unpaid dividends (“Accrued Dividends”). Dividends were calculated from the date of issuance of the Pre-IPO Series A Preferred Shares at the rate per annum of US$0.0375 per Pre-IPO Series A Preferred Share and from the date of issuance of the Pre-IPO Series B Preferred Shares at the rate per annum of US$0.411 per Pre-IPO Series B Preferred Share.

Liquidation Rights

In the event of any “Liquidation Event,” such as the liquidation, dissolution, or winding up of the Company; a merger or consolidation of the Company resulting in a change of control; the sale of substantially all of the Company’s assets; or similar events, the holders of Pre-IPO Series B Preferred Shares were entitled to receive, prior and in preference to any distribution to ordinary shareholders, an amount per share equal to the greater of (i) US$6.847 plus Accrued Dividends or (ii) such amount per share as would have been payable if the Pre-IPO Series B Preferred Shares had been converted into Pre-IPO Ordinary Shares prior to the Liquidation Event, and holders of Pre-IPO Series A Preferred Shares were entitled to receive, after payment to the holders of the Pre-IPO Series B Preferred Shares but before any payment to holders of Pre-IPO Ordinary Shares, an amount equal to the greater of (i) 1.3 times their original investment in Pre-IPO Series A Preferred Shares plus Accrued Dividends or (ii) such amount per share as would be payable if the Pre-IPO Series A Preferred Shares had been converted into Pre-IPO Ordinary Shares immediately prior to the Liquidation Event.

Redemption Rights

The Pre-IPO Preferred Shares were not redeemable at the option of the holders.

Conversion Rights

Each Pre-IPO Preferred Share was convertible at any time at the option of the holder, without the payment of additional consideration by the holder. Each Pre-IPO Preferred Share was convertible into such number of Pre-IPO Class A Ordinary Shares as was determined, in the case of Pre-IPO Series A Preferred Shares, by dividing US$0.625 by the then-effective conversion price for Pre-IPO Series A Preferred Shares, which was initially US$0.625 and, in the case of Pre-IPO Series B Preferred Shares, by dividing US$7.267 by the then-effective conversion price for Pre-IPO Series B Preferred Shares, which was initially US$7.267. The conversion prices of the Pre-IPO Preferred Shares were subject to adjustment on a weighted average basis upon the issuance of additional equity shares, or securities convertible into equity shares, at a price per share less than US$0.625, in the case of Pre-IPO Series A Preferred Shares, or less than US$7.267, in the case of Pre-IPO Series B Preferred Shares, subject to certain customary exceptions, such as shares issued pursuant to the Sogou 2010 Share Incentive Plan. Each Pre-IPO Preferred Share was subject to automatic conversion into Pre-IPO Class A Ordinary Shares upon the closing of an initial public offering of the Company with certain parameters based on the then-effective conversion ratio of such Pre-IPO Preferred Share, which was one-for-one for both Pre-IPO Series A Preferred Shares and Pre-IPO Series B Preferred Shares.

Voting Rights

Each holder of Pre-IPO Preferred Shares was entitled to cast the number of votes equal to the number of Pre-IPO Class A Ordinary Shares into which the Pre-IPO Preferred Shares held by such holder were then convertible.

Other Rights

The holders of Pre-IPO Preferred Shares had various other rights typical of preferred share investments.

15.           TREASURY STOCK

Pursuant to letter agreements entered between Sohu and the former president and chief financial officer of the Sohu Group in connection with her resignation, as of December 31, 2016, the Company was obligated to repurchase 720,000 of its Pre-IPO Class A Ordinary Shares from the former president and chief financial officer of the Sohu Group for an aggregate price of US$7,200. The Company included the 720,000 Pre-IPO Class A Ordinary Shares in treasury stock at their repurchase cost of US$3,190, which was the fair value of the Pre-IPO Class A Ordinary Shares as of the repurchase date. The US$4,010 difference between the total repurchase price and the fair value of the repurchased shares as of the repurchase date is regarded as compensation paid to the former president and chief financial officer of the Sohu Group for her contribution to the Sogou Group and was recognized as share-based compensation expense in 2016. The Company completed the repurchase of the 720,000 Pre-IPO Class A Ordinary Shares in January, 2017.

The treasury stock account also includes 11,370,000 and 10,327,500 Class A ordinary shares that were issued upon the early exercise of options (See “Option Modification” in Note 16—Share-based Compensation), but remained subject to original vesting restrictions both before and after exercise, and remained unvested as of December 31, 2016 and 2017, respectively. Although the Class A Ordinary Shares have been determined to be treasury stock for accounting purposes, they are outstanding for legal purposes given the early exercise of options and the creation of trusts with the original option grantees as beneficiaries thereafter.

16.           SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards granted by the Sogou Group, Sohu, and Tencent, respectively, was as follows:

	For the Year Ended December 31,
	2015	2016	2017
Share-based compensation expense related to
Sogou share-based awards	$8,305	$12,049	$23,037
Sohu stock-based awards	90	49	4
Tencent share-based awards	1,984	763	682
Total	$10,379	$12,861	$23,723

There was no capitalized share-based compensation expense for the years ended December 31, 2015, 2016 and 2017.

a.             Sogou Share-based Awards

Sogou 2010 Share Incentive Plan

The Company adopted a share incentive plan on October 20, 2010 and adopted an amendment to the plan effective August 22, 2014 that increased the aggregate number of Sogou Class A Ordinary Shares issuable under the plan to 41,500,000 (as amended to date, the “Sogou 2010 Share Incentive Plan”). Awards of share rights may be granted under the Sogou 2010 Share Incentive Plan to management and other key employees of the Sogou Group and of any present or future parents or subsidiaries or VIEs of the Sogou Group. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date. The Sogou 2010 Share Incentive Plan will expire on October 19, 2020. As of December 31, 2017, the Sogou Group had contractually granted options for the purchase of 39,798,377 Class A Ordinary Shares under the 2010 Sogou Share Incentive Plan.

Of the contractually-granted options for the purchase of 39,798,377 Class A Ordinary Shares, options for the purchase of 32,548,377 Class A Ordinary Shares vest and become exercisable in installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. Subject to achievement of the applicable performance targets, options for the purchase of 31,463,750 Class A Ordinary Shares vest and become exercisable in four equal installments and options for the purchase of 1,084,627 ordinary shares vest and become exercisable in two to four installments over varying periods. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set. As of December 31, 2017, the Sogou Group had granted options for the purchase of 27,666,405 Class A Ordinary Shares under the Sogou 2010 Share Incentive Plan and options for the purchase of 26,800,559 Class A Ordinary Shares had become vested and exercisable because both the service period and the performance requirements had been met. Of such vested options, options for the purchase of 25,163,373 Class A Ordinary Shares had been exercised.

Of the contractually-granted options for the purchase of 39,798,377 Class A Ordinary Shares, vesting of options for the purchase of 7,250,000 Class A Ordinary Shares was subject to completion of an IPO and, of such options, options for the purchase of 7,200,000 Class A Ordinary Shares vest and become exercisable in five equal installments, with (i) the first installment vesting upon the expiration of all underwriters’ lockup periods applicable to the Company’s IPO and (ii) each of the four subsequent installments vesting on the first, second, third, and fourth anniversary dates, respectively, of the completion of the IPO. The remaining options for the purchase of 50,000 Class A Ordinary Shares vest and become exercisable on the first anniversary of their grant date.

As of December 31, 2017, for purposes of recognition of share-based compensation expense, the Sogou Group had granted share options for the purchase of 34,916,405 Class A Ordinary Shares under the Sogou 2010 Incentive Plan, of which options for the purchase of 9,753,032 Class A Ordinary Shares were outstanding. A summary of share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended 2017 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2017	9,451	$0.476	6.31
Granted	2,496	0.001
Exercised	(2,168)	0.001
Forfeited/Expired	(26)	0.001
Outstanding as of December 31, 2017	9,753	$0.462	5.56	$108,340
Vested as of December 31, 2017 and expected to vest thereafter	9,694	$0.464	5.54	$107,660
Exercisable as of December 31, 2017	1,637	$0.001	5.68	$18,941

(1)           The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $11.57 on the last trading day in 2017 and the exercise price of the options.

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expense recognized for share options under the Sogou 2010 Share Incentive Plan was US$7,343, US$7,595 and US$23,037, respectively. As of December 31, 2017, there was US$8,718 of unrecognized compensation expense related to unvested share options granted under the Sogou 2010 Share Incentive Plan, which is expected to be recognized over a weighted average period of 0.84 years.

For the years ended December 31, 2015, 2016 and 2017, the total fair values of the share options vested on their respective vesting dates were US$14,596, US$9,682, and US$21,710, respectively.

For the years ended December 31, 2015, 2016, and 2017, total intrinsic value of options exercised was US$13,805, US$15,174, and US$11,136, respectively.

The fair values of the Class A Ordinary Shares were assessed using the income approach/discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability because the Class A Ordinary Shares underlying the award were not publicly traded at the time of grant, and was determined with the assistance of a qualified professional appraiser using management’s estimates and assumptions. The assessment required complex and subjective judgments regarding the Sogou Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares, and its operating history and prospects at the time the grants were made.

The fair value of the share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant using the BP Model with the following assumptions used:

	2015	2016	2017
Average risk-free interest rate	2.48% ~ 2.77%	1.90% ~ 2.77%	2.14% ~ 3.00%
Exercise multiple	2 ~ 3	2 ~ 3	2 ~ 3
Expected forfeiture rate (post-vesting)	1% ~ 12%	0% ~ 12%	0% ~ 12%
Weighted average expected option life	8	7	7
Volatility rate	47% ~ 51%	43% ~ 50%	39% ~ 47%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	3.58	3.26	10.35

The Sogou Group estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In the Sogou Group’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. The Sogou Group estimated the forfeiture rate to be 0% or 1% for share options granted to management and 12% for share options granted to other key employees. As there was no trading market for the underlying ordinary shares prior to the completion of the Company’s IPO, the expected volatility at the valuation date was estimated based on the historical volatility of comparable companies for the period before the grant date with length commensurate with the expected term of the options. The Company has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

Sogou 2017 Share Incentive Plan

In October 2017, the Company adopted a share incentive plan (the “Sogou 2017 Share Incentive Plan”), which provides that the aggregate number of Sogou Class A Ordinary Shares issuable under the plan is 28,000,000. Share incentive awards may be granted under the Sogou 2017 Share Incentive Plan to our management and employees and of any of our present or future parents or subsidiaries. The maximum term of any share incentive award granted under the Sogou 2017 Share Incentive Plan is ten years from the grant date. As of December 31, 2017, no options were contractually granted under the 2017 Sogou Share Incentive Plan.

Sohu Management Sogou Share Option Arrangement

Under an arrangement (the “Sohu Management Sogou Share Option Arrangement”) that was approved by the board of directors of Sohu and the Company in March 2011, Sohu has the right to provide to members of Sohu’s Board of Directors, management and other key employees of Sohu, and certain management and other key employees of the Sogou Group the opportunity to purchase from Sohu up to 12,000,000 Class A Ordinary Shares of Sogou at a fixed exercise price of US$0.625 or US$0.001 per share. Of these 12,000,000 Class A Ordinary Shares, 8,800,000 are Sogou Class A Ordinary Shares previously held by Sohu and 3,200,000 are Sogou Class A Ordinary Shares that were newly-issued on April 14, 2011 by the Company to Sohu at a price of US$0.625 per share, or a total of US$2.0 million. As of December 31, 2017, Sohu had contractually granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement.

Of the contractually-granted options for the purchase of 8,305,000 Sogou Class A Ordinary shares, options for the purchase of 8,290,000 shares vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set. As of December 31, 2017, Sohu had granted options for the purchase of 8,290,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement. As of December 31, 2017, options for the purchase of 8,290,000 shares had become vested and exercisable because both the service period and the performance requirements had been met, and vested options for the purchase of 8,290,000 shares had been exercised.

Of the contractually-granted options for the purchase of 8,305,000 Sogou Class A Ordinary shares, options for the purchase of 15,000 Sogou Class A Ordinary Shares were granted to members of Sohu’s Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met. As of December 31, 2017, of such vested options, options for the purchase of 6,000 Sogou Class A Ordinary Shares had been exercised. As the requisite service was provided by members of Sohu’s Board of Directors to Sohu and not to the Sogou Group, no share-based compensation expense related to these options was recognized in the Sogou Group’s consolidated statements of comprehensive income.

As of December 31, 2017, for purposes of recognition of share-based compensation expense, Sohu had granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement, of which options for the purchase of 9,000 Sogou Class A Ordinary Shares were outstanding. A summary of share option activity as of and for the year ended December 31, 2017 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2017	70	$0.517	6.79
Granted	—
Exercised	(61)	0.594
Forfeited/Expired	—
Outstanding as of December 31, 2017	9	$0.001	7.38	$104
Vested as of December 31, 2017	9	$0.001	7.38	$104
Exercisable as of December 31, 2017	9	$0.001	7.38	$104

(1)           The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $11.57 on the last trading day in 2017 and the exercise price of the options.

For the years ended December 31, 2015, 2016, and 2017, total share-based compensation expense recognized for share options under the Sohu Management Sogou Share Option Arrangement was US$962, US$444, and nil, respectively. As of December 31, 2017, there was no unrecognized compensation expense related to the unvested share options.

For the years ended December 31, 2015, 2016 and 2017, the total fair values of the share options vested on their respective vesting dates were US$2,645, US$515, and nil, respectively.

For the years ended December 31, 2015, 2016, and 2017, total intrinsic value of options exercised was US$1,775, US$4,501, and US$249, respectively.

The method used to determine the fair value of share options granted under the Sohu Management Sogou Share Option Arrangement was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the BP Model as presented below. There was no share-based compensation expense recognized under the Sohu Management Sogou Share Option Arrangement for the year ended December 31, 2017.

	2015	2016
Average risk-free interest rate	2.43% ~ 2.67%	2.01% ~ 2.15%
Exercise multiple	2 ~ 3	2 ~ 3
Expected forfeiture rate (post-vesting)	0% - 8%	0%
Weighted average expected option life	6	6
Volatility rate	46% ~ 50%	43% ~ 47%
Dividend yield	0%	0%
Weighted average fair value of share options	5.54	3.02

Option Modification

In the first and second quarter of 2013, a portion of the share options granted under the Sogou 2010 Share Incentive Plan and the Sohu Management Sogou Share Option Arrangement were exercised early, and the resulting Sogou ordinary shares were transferred to trusts with the original option grantees as beneficiaries. The trusts will distribute the ordinary shares to those beneficiaries in instalments based on the vesting requirements under the original option agreements. Although these trust arrangements caused a modification of the terms of these share options, the modification was not considered substantive. Accordingly, no incremental fair value related to these ordinary shares resulted from the modification, and the remaining share-based compensation expense for these ordinary shares continued to be recognized over the original remaining vesting period.

As of December 31, 2017, 10,327,500 Class A Ordinary Shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan had remained unvested in accordance with the vesting requirements under the original option agreements. All of the Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.

Share Repurchase Transaction

Pursuant to letter agreements entered between Sohu and the former president and chief financial officer of the Sohu Group in connection with her resignation, as of December 31, 2016, the Company was obligated to repurchase 720,000 of its Pre-IPO Class A Ordinary Shares from the former president and chief financial officer of the Sohu Group for an aggregate price of US$7,200. The Company included the 720,000 Pre-IPO Class A Ordinary Shares in treasury stock at their repurchase cost of US$3,190, which represents the fair value of the Pre-IPO Class A Ordinary Shares as of the repurchase date. The US$4,010 difference between the total repurchase price and the fair value of the repurchased shares as of the repurchase date is regarded as compensation paid to the former president and chief financial officer of the Sohu Group for her contribution to the Sogou Group and was recognized as share-based compensation expense in 2016. The Company completed the repurchase of the 720,000 Pre-IPO Class A Ordinary Shares in January, 2017.

b.                                      Sohu Stock-based Awards

Certain of the Sogou Group’s employees were granted awards under the Sohu 2010 Stock Incentive Plan. The share-based compensation expense arising from such grants was allocated to the Sogou Group and recognized as share-based compensation expense in the Sogou Group’s consolidated statements of comprehensive income.

Sohu 2010 Stock Incentive Plan

The Sohu 2010 Stock Incentive Plan provides for the issuance of Sohu common stock to employees of the Sohu Group, which for such purpose includes employees of the Sogou Group, pursuant to share-based awards, including stock options and restricted stock units. As of December 31, 2017, there were no unvested Sohu restricted stock units held by employees of the Sogou Group. For the years ended December 31, 2015, 2016 and 2017, share-based compensation expense of US$90, US$49, and US$4, respectively, related to these restricted stock units was allocated from Sohu and recognized in the Sogou Group’s consolidated statements of comprehensive (loss)/income. As of December 31, 2017, there was no unrecognized compensation expense related to these unvested restricted stock units.

c.                                       Tencent Share-based Awards

Certain persons who became the Sogou Group’s employees when Tencent’s Soso search-related businesses were transferred to the Sogou Group in September 2013 had been granted restricted share units under Tencent’s share award arrangements prior to the transfer of the businesses. Following the transfer of the businesses, these Tencent restricted share units will continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by the Sogou Group during the requisite service period. After the transfer of the Soso search-related businesses, the Sogou Group applied the guidance in ASC 505-50 to measure the related compensation expense, which is deemed to have been incurred by Tencent as an investor on the Sogou Group’s behalf, based on the then-current fair value at each reporting date. To determine the then-current fair value of the Tencent restricted share units granted to these employees, the public market price of the underlying shares at each reporting date was applied.

For the years ended December 31, 2015, 2016 and 2017, share-based compensation expense of US$1,984, US$763, and US$682, respectively, related to these Tencent restricted share units was recognized in the Sogou Group’s consolidated statements of comprehensive income. As of December 31, 2017, there was US$58 of unrecognized compensation expense related to these unvested restricted share units. This amount is expected to be recognized over a weighted average period of 0.51 years.

17.           TAXATION

a.                                      PRC Value-added Tax

The Company’s subsidiaries and VIEs in China are subject to VAT.

The Sogou Group’s revenues are subject to VAT at a rate of 6% or 17% for the years ended December 31, 2015, 2016 and 2017.

b.                                      Income Taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon any payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of British Virgin Islands, Sogou BVI is not subject to tax on income or capital gains.

Hong Kong

The Company’s subsidiaries in Hong Kong are subject to income tax at a rate of 16.5% for the years ended December 31, 2015, 2016 and 2017. Hong Kong does not impose a withholding tax on dividends.

PRC

The PRC Corporate Income Tax Law (the “CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to qualified “High and New Technology Enterprises” (“HNTEs”), Software Enterprises, and “Key National Software Enterprises” (“KNSEs”).

Entities Qualified as HNTEs

HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.

Sogou Technology qualified as an HNTE for the three years ended December 31, 2017, 2018, and 2019, and will need to re-apply for HNTE qualification in 2020. Sogou Information qualified as an HNTE for the three years ended December 31, 2015, 2016, and 2017, and will need to re-apply for HNTE qualification in 2018. Sogou Network was qualified as an HNTE for the years ended December 31, 2016 and 2017, is qualified for the year ending December 31, 2018, and will need to re-apply for HNTE qualification in 2019.

Entities Qualified as Software Enterprises and KNSEs

The CIT Law and its implementing regulations provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

Sogou Technology performed a self-assessment and filed required supporting documents in 2016 for KNSE status for 2015. Sogou Technology was qualified as a KNSE after the relevant government authorities’ assessment in 2016 and was entitled to a preferential income tax rate of 10% for 2015. As a result, a reversal of income tax of US$3,857 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2016. The same process was followed in 2017 by Sogou Technology for its preferential income tax treatment as a KNSE for 2016 and a reversal of income tax of US$1,467 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2017.

Sogou Network performed a self-assessment and filed required supporting documents in 2016 for Software Enterprise status for 2015. Sogou Network was qualified as a Software Enterprise after the relevant government authorities’ assessment in 2016 and was entitled to a preferential income tax rate of 12.5% for 2015. As a result, a reversal of income tax of US$2,569 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2016.

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of December 31, 2017.

Composition of Income Tax Expense

All income tax expense for the years ended December 31, 2015, 2016 and 2017 was PRC corporate income tax for PRC entities. The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the Year Ended December 31,
	2015	2016	2017
Income from PRC entities	$120,700	$64,885	$126,104
Loss from non-PRC entities	(11,771)	(8,746)	(29,482)
Income before income tax expenses	108,929	56,139	96,622
Current income tax expense	17,209	3,118	18,382
Deferred tax benefit	(7,779)	(3,091)	(3,960)
Income tax expense	$9,430	$27	$14,422

Effective Tax Rate

Reconciliation of the PRC CIT tax rate of 25% to the Sogou Group’s effective tax rate for the years of 2015, 2016 and 2017 is as follows:

	For the Year Ended December 31,
	2015	2016	2017
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax differential from statutory rate in other jurisdictions	2.7%	5.2%	6.8%
Effect of tax holidays(1)	(8.6)%	(17.2)%	(14.4)%
Permanent book-tax differences(2)	(9.0)%	(15.1)%	(7.5)%
Changes in deferred tax asset allowance	(1.4)%	2.1%	5.0%
Effective income tax rate	8.7%	—	14.9%

(1)                                     The income tax reversals resulting from the preferential income tax rates that Sogou Technology was entitled to as a 2015 and 2016 KNSE and that Sogou Network was entitled to as a 2015 Software Enterprise are included in the “Effect of tax holidays” in the table above.

(2)                                     The permanent book-tax differences mainly consisted of R&D expenses super deductions.

The combined effects of the income tax expense exemptions and reductions available to the Sogou Group are as follows:

	For the year ended December 31,
	2015	2016	2017
Tax holiday effect	$9,368	$9,656	$13,914
Basic income per share	$0.04	$0.04	$0.05

c.                                       Deferred Tax

As of December 31, 2016 and 2017, the significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax balances were principally related to the following:

	As of December 31,
	2016	2017
Deferred tax assets:
Net operating loss carry forwards	$5,211	$9,540
Temporary non-deductible advertising cost carried forward	378	821
Accrued expenses	14,597	22,320
Accrued payroll expense	3,426	2,139
Others	—	118
Total deferred tax assets	23,612	34,938
Deferred tax liabilities:
Depreciation of fixed assets	(1,983)	(3,780)
Total deferred tax liabilities	(1,983)	(3,780)
Less: Valuation allowance	(11,317)	(16,152)
Deferred tax assets, net	$10,312	$15,006

As of December 31, 2016 and 2017, the Sogou Group made a valuation allowance against its deferred tax assets to the extent that such deferred tax assets were not expected to be realized by each individual entity within the Sogou Group. The Sogou Group evaluated a variety of factors in determining the amount of the valuation allowance, including each individual entity’s operating history and financial forecast.

As of December 31, 2017, the Sogou Group had net operating losses from PRC entities of approximately US$55,064 available to offset against future net profit for income tax purposes. The Sogou Group anticipated that it was more likely than not that these net operating losses would not be utilized based on its estimate of the operating performance of these PRC entities. Therefore, US$9,540 in deferred tax assets generated from net operating losses were offset by a valuation allowance. These net operating losses are expected to expire during periods between December 31, 2019 and December 31, 2023.

The following table sets forth the movement of the valuation allowance for net deferred tax assets for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
Beginning balance	$17,045	$13,387	$11,317
Additions	2,448	3,021	4,817
Reversals	(5,123)	(4,235)	(680)
Foreign currency translation adjustment	(983)	(856)	698
Ending balance	$13,387	$11,317	$16,152

18.           CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan, pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s PRC based subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The Sogou Group has no further legal obligation beyond its monthly contribution.

For the years ended December 31, 2015, 2016 and 2017, the Sogou Group contributed a total of approximately US$29,175, US$29,269, and US$33,290, respectively.

19.           NET (LOSS)/INCOME PER ORDINARY SHARE

The following table sets forth the basic and diluted net (loss)/income per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented (in thousands except per share data):

	For the Year Ended December 31,
	2015	2016	2017
Numerator:
Net income attributable to Sogou Inc.	$99,499	$56,112	$82,200
Less: Dividends attributable to preferred shareholders	28,092	28,092	24,388
Less: Adjustment for repurchase of Preferred Shares	80,822	—	—
Net (loss)/income attributable to ordinary shareholders	(9,415)	28,020	57,812
Numerator for net (loss)/income per ordinary share—basic	$(9,415)	$28,020	$57,812
Reversal of preferred share dividends	—	1,200	1,042
Numerator for net (loss)/income per ordinary share—diluted	$(9,415)	$29,220	$58,854
Denominator
Weighted average number of ordinary shares outstanding—basic	230,721	236,167	257,173
Incremental shares from if-converted method	—	32,000	27,704
Incremental shares from treasury stock method	—	2,076	2,428
Weighted average number of ordinary shares outstanding—diluted	230,721	270,243	287,305
Net (loss)/income per ordinary share—basic	$(0.04)	$0.12	$0.22
Net (loss)/income per ordinary share—diluted	$(0.04)	$0.11	$0.20

A total of 118,968,017 Pre-IPO Preferred Shares and options for the purchase of 3,829,856 Pre-IPO Class A Ordinary shares, 65,431,579 Pre-IPO Preferred Shares, and 56,647,614 Pre-IPO Preferred Shares, respectively, were excluded from the computation of diluted net (loss)/income per ordinary share for the years ended December 31, 2015, 2016, and 2017, because of their anti-dilutive effect. The dilutive effects of Pre-IPO Preferred Shares and share options were calculated using the if-converted method and the treasury share method, respectively.

20.           RELATED PARTY TRANSACTIONS

The table below sets forth the significant related parties of the Sogou Group and their relationship to the Sogou Group:

Related Party’s Name	Relationship with the Sogou Group
Sohu	Under common control of Sohu.com Inc. with the Sogou Group
Tencent	Holder of Class B Ordinary Shares

The table below sets forth the significant related party transactions of the Sogou Group:

	For the Year Ended December 31,
	2015	2016	2017
Transactions with Sohu:
Expenses of research and development undertaken by Sohu (See Note 3u—Cost Allocations)	$1,105	$788	$707
Share-based compensation expense related to Sogou employees undertaken by Sohu (See Note 3u—Cost Allocations)	90	49	4
Online marketing activities provided to Sohu	85	88	348
Online marketing activities provided by Sohu	4,156	2,482	1,123
Rental of Sohu.com Internet Plaza paid to Sohu	5,734	5,484	8,091
Others	82	—	41
Transactions with Tencent:
Share-based compensation expense related to Soso search-related businesses employees undertaken by Tencent (See “Tencent Share-based Awards” in Note 3t—Share-based Compensation Expense)	1,984	763	682
Online marketing activities provided to Tencent	2,558	8,634	15,599
Online marketing activities provided by Tencent	29,206	32,774	61,565
Bandwidth services provided by Tencent	519	2,929	3,299
Rental paid to Tencent	—	414	378
Others	73	1,292	3,137

The Sogou Group provided online marketing services to Sohu and Tencent, and received similar online marketing services from Sohu and Tencent. Related revenues and expenses are measured at the amount of consideration agreed to and paid by the related parties, which approximates amounts charged to third parties.

The table below sets forth the amounts due to related parties:

	As of December 31,
	2016	2017
Due from/to related parties—current
Due from Sohu	$25,230	$820
Due from Tencent	1,249	2,151
Total	$26,479	$2,971
Due to Sohu	$70,415	$1,237
Due to Tencent	14,285	21,872
Total	$84,700	$23,109
Due from related parties—non current
Due from Sohu	$1,449	$2,215
Due from Tencent	115	122
Total	$1,564	$2,337

In 2017, Sogou repaid advances that had been provided by Sohu to Sogou for working capital. The balance due from/to Sohu mainly consists of online marketing services provided by or to Sohu, and rental and lease deposits prepaid to Sohu.

The balance due from/to Tencent mainly consists of online marketing services provided to or by Tencent, etc.

21.           COMMITMENTS AND CONTINGENCIES

Contractual obligations

Operating Commitments

As of December 31, 2017, the Sogou Group had operating commitments related to operating lease obligations, bandwidth purchase obligations, content and service purchase obligations and etc., as follows:

As of December 31,	Operating Lease Obligations(1)	Bandwidth Purchase	Content and Other Purchase	Others	Total
2018	$11,800	$50,437	$260	$4,454	$66,951
2019	10,623	1,221	45	110	11,999
2020	105	1,120	77	—	1,302
2021	—	327	32	—	359
2022	—	—	—	—	—
Thereafter	—	—	—	—	—
Total	$22,528	$53,105	$414	$4,564	$80,611

(1): For the years ended December 31, 2015, 2016 and 2017, rental expense included in the operating lease was approximately US$9,948, US$10,075 and US$12,818, respectively.

Litigation

The Sogou Group is a party to various legal proceedings which it considers routine and incidental to its business, and is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou Group or the Sogou Group instituted proceedings or asserted counterclaims against its competitors. For example, there are various legal proceedings currently pending between the Sogou Group and affiliates of Baidu, Inc. (“Baidu”) in which the Sogou Group alleges that Baidu’s input method infringes certain of its patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that it has initiated against the Sogou Group that Sogou Input Method infringes certain of its patents, and seeks monetary damages. In addition, the Sogou Group is subject to ongoing unfair competition claims against it brought by each of Baidu, ShenMa, operated by UCWeb Inc., which is a subsidiary of Alibaba Group Holding Limited, and affiliates of Qihoo 360 Technology Co., Ltd., separately, in which they allege that certain functions of Sogou Input method unfairly divert users to the Sogou Group, and seek monetary damages and cessation of the alleged unfair competitive practices.

The Sogou Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of December 31, 2017, the Sogou Group estimated the range of reasonably possible outcomes and has recorded liabilities for the most probable outcome within that range. The Sogou Group also evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Based on the information currently available, management believes that the total liabilities to the Sogou Group that may arise as a result of currently pending legal proceedings are not reasonably likely to have a material adverse effect on the Sogou Group’s business, results of operations, financial condition, and cash flows.

As of December 31, 2016 and 2017, the Sogou Group had recorded estimated liabilities of US$2,890 and US$3,822, respectively, as a component of accrued and other short-term liabilities related to litigation contingencies.

22.           VIEs

a.                                      Background

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate Internet information and content, Internet access, value-added telecommunications, and certain other businesses in which the Sogou Group is engaged or could be deemed to be engaged. Consequently, the Sogou Group conducts certain of its operations and businesses in the PRC through its VIEs.

Sogou consolidates in its consolidated financial statements the VIEs, of which Sogou is the primary beneficiary.

b.                                      VIEs Consolidated within the Sogou Group

The Sogou Group adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by their primary beneficiary. Management evaluated the relationships between Sogou and its VIEs and the flow of economic benefits under contractual arrangements with its VIE Sogou Information and its shareholders. Sogou Information is the parent company of the Sogou Group’s other three VIEs. In connection with such evaluation, management also took into account the fact that, as a result of contractual arrangements with Sogou Information and its shareholders, Sogou controls the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that Sogou is the primary beneficiary of the VIEs consolidated.

Under the contractual agreements with Sogou Information and its shareholders, Sogou has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore Sogou considers that there are no assets of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and statutory surplus reserves of the VIEs. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of Sogou. Currently there is no contractual arrangement that could require Sogou to provide additional financial support to the VIEs. As the Sogou Group is conducting certain business in the PRC mainly through the VIEs, Sogou may provide such support on a discretionary basis in the future, which could expose Sogou to a loss.

The following is a summary of the Sogou Group’s VIEs, Sogou Information, Shi Ji Guang Su, Shi Ji Si Su, and Chengdu Easypay:

Basic Information

Sogou Information

Sogou Information was incorporated in December 2005. As of December 31, 2017, the registered capital of Sogou Information was US$2.5 million and the Company’s Chief Executive Officer Xiaochuan Wang, Sohu, and Tencent (collectively the “Nominee Shareholders”) held 10%, 45%, and 45% interests, respectively, in Sogou Information.

Shi Ji Guang Su

Shi Ji Guang Su was acquired in September 2013 as part of the Sogou-Tencent Transactions. As of December 31, 2017, the registered capital of Shi Ji Guang Su was US$3.3 million and Sogou Information held 100% of the equity interest in this entity.

Shi Ji Si Su

Shi Ji Si Su was acquired in April 2015 for cash consideration of US$30. As of December 31, 2017, the registered capital of Shi Ji Si Su was US$3.3 million and Sogou Information held 100% of the equity interest in this entity.

Chengdu Easypay

Chengdu Easypay was incorporated in January 2015. As of December 31, 2017, the registered capital of Chengdu Easypay was US$16.3 million and Sogou Information and Shi Ji Si Su together held 100% of the equity interest in this entity.

Financial Information

The following table sets forth the assets, liabilities, results of operations, and cash flows of the VIEs, taken as a whole, that were included in the Sogou Group’s consolidated balance sheets, statements of comprehensive income, and statements of cash flows:

	As of December 31,
	2016	2017
ASSETS
Cash and cash equivalents	$14,986	$15,945
Accounts receivable, net	13,419	32,651
Prepaid and other current assets	1,523	2,438
Intra-Sogou Group receivable due from the Company and the Company’s subsidiaries	15,452	70,144
Due from related parties of the Sogou Group	6,752	106
Total current assets	52,132	121,284
Long-term investments	3,099	8,723
Fixed assets, net	339	96
Goodwill	3,431	3,643
Intangible assets, net	1,760	772
Other assets	—	312
Total assets	$60,761	$134,830
LIABILITIES
Accounts payable	$484	$18,955
Accrued and other short-term liabilities	36,464	15,989
Receipts in advance	5,663	7,889
Accrued salary and benefits	876	1,292
Taxes payable	2,663	9,232
Intra-Sogou Group payable due to the Company and the Company’s subsidiaries	—	28,762
Due to related parties of the Sogou Group	13,050	20,394
Total current liabilities	59,200	102,513
Total liabilities	$59,200	$102,513

	For the Year Ended December 31,
	2015	2016	2017
Net revenue	$110,313	$159,361	$257,424
Net (loss)/income	$(11,480)	$41,084	$28,944

	For the Year Ended December 31,
Cash flows of the VIEs	2015	2016	2017
Net cash provided by operating activities	$16,560	$3,721	$5,198
Net cash used in investing activities	(344)	(3,112)	(5,218)
Net cash used in by financing activities	—	—	—

There is no VIE where the Sogou Group has a variable interest but is not the primary beneficiary.

Summary of VIE Agreements Currently in Effect

Agreements between Sogou Technology and Nominee Shareholders of Sogou Information

Loan and share pledge agreements between Sogou Technology and the shareholders of Sogou Information. The loan agreement provides for a loan to Xiaochuan Wang, who holds 10% of the equity interest in Sogou Information, to be used by him to make contributions to the registered capital of Sogou Information in exchange for his equity interest in Sogou Information. The loan is interest free and is repayable on demand, but Mr. Wang may repay the loan only by transferring to Sogou Technology his equity interest in Sogou Information. Under the pledge agreement, all of the shareholders of Sogou Information pledge their equity interests to Sogou Technology to secure the performance of their obligations under certain VIE agreements. If any shareholder of Sogou Information breaches any of his or its obligations under any VIE agreements, Sogou Technology is entitled to exercise its rights as the beneficiary under the share pledge agreement. The share pledge agreement terminates only after all of the obligations of the shareholders under the VIE agreements are no longer in effect.

Exclusive equity interest purchase rights agreement between Sogou Technology, Sogou Information, and the shareholders of Sogou Information. Pursuant to this agreement, Sogou Technology and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at the lowest purchase price permissible under PRC law.

Business operation agreement among Sogou Technology, Sogou Information, and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information in their capacities as such. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

Powers of Attorney executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of 10 years that is extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.

Business Arrangements between Sogou Technology and Sogou Information

Exclusive technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

c.                                       Risks in Relation to the VIE Structure

It is possible that the Sogou Group’s operation of certain of its operations and businesses through its VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Sogou Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Sogou Group’s VIE arrangements, and as a result the Sogou Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Sogou Group’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Sogou Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Sogou Group to restructure its ownership structure or operations, or requiring the Sogou Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Sogou Group’s business operations, and have a severe adverse impact on the Sogou Group’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among Sogou Technology, Sogou Information, and the nominee shareholders of Sogou Information would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Sogou Group was unable to enforce these contractual arrangements, the Sogou Group would not be able to exert effective control over the its VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Sogou Group’s consolidated financial statements. If such were the case, the Sogou Group’s cash flows, financial position, and operating performance would be materially adversely affected. The Sogou Group’s contractual arrangements Sogou Technology, Sogou Information, and the nominee shareholders of Sogou Information are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Sogou Group’s operations and contractual relationships would find the contracts to be unenforceable.

The Sogou Group’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Sogou Group. Intangible assets acquired through business acquisitions mainly consist of copyrights, domain names and trademarks, and developed technologies. Unrecognized revenue-producing assets held by the VIEs include certain licenses for the provision of content over the Internet and other licenses, patents, trademarks, copyrights, domain names, and trade secrets. The VIEs also have an assembled workforce, focused primarily on research and development, whose costs are expensed as incurred. The Sogou Group’s operations and businesses may be adversely impacted if the Sogou Group loses the ability to use and enjoy assets held by its VIEs.

23.           PROFIT APPROPRIATION

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

Under the China Foreign Investment Enterprises laws, those of the Company’s China-based subsidiaries that are considered under PRC law to be WFOEs are required to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the “after-tax-profit under PRC GAAP”) to non-distributable reserve funds, including (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as a general reserve fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the other two reserve funds is at the Company’s discretion as determined by the Board of Directors of each entity.

Pursuant to the China Company Laws, those of the Company’s China-based subsidiaries that are considered under PRC law to be domestically funded enterprises, as well as the Company’s VIEs, are required to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2015, 2016 and 2017, the total amount of profits contributed to these funds by the Sogou Group was US$9,181, US$4,592, and US$4,619, respectively. As of December 31, 2016 and 2017, the total balance of profits contributed to these funds by the Sogou Group was US$16,524 and US$21,143, respectively.

As a result of these and other restrictions under PRC laws and regulations, the Company’s China-based subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets in the form of non-distributable reserve funds to the Company in the form of dividends, loans, or advances. Even though the Company currently does not require any such dividends, loans, or advances from its China-based subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its China-based subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or make distributions to its shareholders.

24.           RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless the amount of the reserve fund has reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to its shareholders.

25.           SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2018, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.

26.           ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Sogou Inc. have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “Share of (loss)/profit of subsidiaries and VIEs” in the statements of comprehensive income.

For the Company’s VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries and variable interest entities” and the profit or loss of the VIEs is included in “Share of profit of subsidiaries and variable interest entities” in the statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

(In thousands, except for share and per share data)

	As of December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$9,164	$649
Due from subsidiaries and VIEs	—	603,086
Prepaid and other current assets	—	15
Total current assets	9,164	603,750
Interests in subsidiaries and VIEs	189,544	310,342
Total assets	$198,708	$914,092
LIABILITIES
Current liabilities:
Due to subsidiaries and VIEs	$20,378	$—
Other current liabilities	12,068	5,851
Total current liabilities	32,446	5,851
Total liabilities	$32,446	$5,851
MEZZANINE EQUITY
Pre-IPO Series A Preferred Shares (US$0.001 par value, 62,400,000 shares authorized and issued; 32,000,000 outstanding as of December 31, 2016; none authorized, issue, or outstanding as of December 31, 2017))	$20,000	$—
Pre-IPO Series B Preferred Shares (US$0.001 par value; 65,431,579 shares authorized, issued, and outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017)	224,404	—
Total mezzanine equity	$244,404	$—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Pre-IPO Class A Ordinary Shares (US$0.001 par value, 391,100,000 shares authorized, 173,502,295 shares issued, 157,226,495 shares outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017); Class A Ordinary Shares (US$0.001 par value, 571,242,125 shares authorized, none and 123,314,237 shares issued, none and 108,080,937 shares outstanding as of December 31, 2016 and 2017)	$162	$112
Pre-IPO Class B Ordinary Shares (US$0.001 par value, 79,368,421 shares authorized, issued, and outstanding as of December 31, 2016; none authorized, issued, or outstanding as of December 31, 2017); Class B Ordinary Shares (US$0.001 par value, 278,757,875 shares authorized, issued, and outstanding as of December 31, 2017)	79	279
Additional paid-in capital	22,330	913,147
Treasury stock (US$0.001 par value, 16,275,800 and 15,233,300 shares as of December 31, 2016 and 2017, respectively)	(27,869)	(27,869)
Accumulated (deficit)/retained earnings	(55,022)	27,178
Accumulated other comprehensive loss	(17,822)	(4,606)
Total shareholders’ (deficit)/equity	$(78,142)	$908,241
Total liabilities, mezzanine equity, and shareholders’ (deficit)/equity	$198,708	$914,092

Condensed Statements of Comprehensive (Loss)/Income

(In thousands)

	For the Year Ended December 31,
	2015	2016	2017
Operating expenses:
Research and development	$438	$110	$220
Sales and marketing	911	20	31
General and administrative	193	4,272	739
Total operating expenses	1,542	4,402	990
Operating loss	(1,542)	(4,402)	(990)
Share of profit of subsidiaries and VIEs	101,041	60,510	83,152
Interest income	—	4	38
Income before income tax expenses	99,499	56,112	82,200
Net income	$99,499	$56,112	$82,200
Other comprehensive (loss)/income, net of nil tax: foreign currency translation adjustment	(5,026)	(9,365)	13,216
Comprehensive income	$94,473	$46,747	$95,416

Condensed Statements of Cash Flows

(In thousands)

	For the Year Ended December 31,
	2015	2016	2017
Net cash flows (used in)/provided by operating activities	$97,237	$1,275	$(627,457)
Cash flows from financing activities
Proceeds from exercise of options under Sogou 2010 Share Incentive Plan	—	4	1
Proceeds from issuance of Class A Ordinary Shares in IPO, net of issuance costs of US$36,239	—	—	622,131
Repurchase of Pre-IPO Class A Ordinary Shares	—	—	(3,190)
Repurchase of Pre-IPO Series A Preferred Shares	(99,822)	—	—
Net cash flows (used in)/provided by financing activities	(99,822)	4	618,942
Net (decrease)/increase in cash and cash equivalents	(2,585)	1,279	(8,515)
Cash and cash equivalents at beginning of the year	10,470	7,885	9,164
Cash and cash equivalents at end of the year	$7,885	$9,164	$649