Form 20-F
period 2018-12-31
SOGOU INC.
filed 2019-03-28
CIK 1713947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 118,400,500 Class A Ordinary Shares, par value $0.001 per share, and 278,757,875 Class B Ordinary Shares, par value $0.001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•  “ADSs” refers to American depositary shares;

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

•  “Sohu.com Limited” refers to our ultimate parent and controlling shareholder, whose ADSs representing Sohu.com Limited’s ordinary shares are listed on the Nasdaq Global Select Market under the symbol “SOHU”;

•  “Sohu” refers to Sohu.com Limited and its subsidiaries and VIEs, not including Sogou and its subsidiaries and VIEs;

•  “Sohu Group” refers to Sohu.com Limited and its subsidiaries and VIEs, including Sogou and its subsidiaries and VIEs;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2016, 2017, and 2018 and audited consolidated balance sheets as of December 31, 2017 and 2018.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the three years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015 and our consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results to be expected for any future period.

Selected Consolidated Statements of Comprehensive (Loss)/Income Data

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands, except for per ADS data)
Revenues:
Search and search-related advertising revenues	357,839	539,521	597,213	801,551	1,023,132
Other revenues	28,543	52,282	63,195	106,806	101,026
Total revenues	386,382	591,803	660,408	908,357	1,124,158
Cost of revenues (1)	165,650	248,279	302,736	457,401	693,470
Gross profit	220,732	343,524	357,672	450,956	430,688
Operating expenses:
Research and development (1)	123,339	131,072	138,364	172,829	201,739
Sales and marketing (1)	78,074	93,998	123,119	156,420	146,194
General and administrative (1)	51,244	16,666	24,567	27,821	38,072
Total operating expenses	252,657	241,736	286,050	357,070	386,005
Operating (loss)/income	(31,925)	101,788	71,622	93,886	44,683
Interest income	2,773	5,332	5,198	9,126	8,037
Foreign currency exchange (loss)/gain	(149)	667	5,346	(7,082)	5,725
Other income/(expenses), net	2,462	1,142	(26,027)	692	41,489
(Loss)/income before income tax expenses	(26,839)	108,929	56,139	96,622	99,934
Income tax expenses	—	9,430	27	14,422	1,153
Net (loss)/income	(26,839)	99,499	56,112	82,200	98,781
Net (loss)/income per ADS—basic	(0.41)	(0.04)	0.12	0.22	0.25
Net (loss)/income per ADS—diluted	(0.41)	(0.04)	0.11	0.20	0.25

(1)   Share-based compensation expense included in:

Cost of revenues	1,092	330	171	540	669
Research and development	21,011	6,862	5,615	16,470	10,313
Sales and marketing	4,141	943	1,816	4,299	1,327
General and administrative	37,798	2,244	5,259	2,414	1,895
	64,042	10,379	12,861	23,723	14,204

Selected Consolidated Balance Sheet Data

	As of December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands)
Cash and cash equivalents	224,273	244,484	286,078	694,207	185,175
Total current assets	280,682	306,444	359,924	1,121,242	1,222,118
Total assets	339,173	413,971	524,818	1,321,036	1,462,844
Total current liabilities	232,250	300,909	358,556	412,795	456,339
Total liabilities	232,250	300,909	358,556	412,795	456,339
Total mezzanine equity (1)	263,577	244,426	244,404	—	—
Total shareholders’ (deficit)/equity (1)	(156,654)	(131,364)	(78,142)	908,241	1,006,505

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

We have extensive collaboration with Tencent, one of our largest shareholders. We are the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Approximately 36% of our total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2018. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to us, or if Tencent does not continue to deliver to us an adequate level of access to its platforms or adequately promote our products and services, our business and prospects will be adversely affected. For a detailed discussion of our collaborative arrangements with Tencent, see “Related Party Transactions - Business Collaboration with Tencent.”

Our efforts to expand our collaboration with Tencent may not be successful.

In September 2018, we and Tencent agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings in accordance with our existing business collaboration arrangements with Tencent. In addition, we and Tencent have agreed to continue from September 2018 until September 2019 our initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets “Tencent’s requirements for user experience,” and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not “harm the user experience.” See “Related Party Transactions—Business Collaboration with Tencent.” It is difficult for us to predict the potential impact of the integration of Sogou Search to power such a Weixin/WeChat search function measured under the standards of “Tencent’s requirements for user experience” and/or “harm the user experience.”  The potential for growth of our business through such integration will be limited if Tencent does not make Sogou Search the preferred search function or decides not to extend the arrangement for such integration and a Tencent search function or a search function of one of our competitors is given priority over ours in Weixin/WeChat.

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

We also have existing, and hope to develop additional, relationships with mobile device manufacturers for pre-installation of our search, input method, and related applications. If we are unable to maintain and expand such relationships, the quality and reach of delivery of our services will be adversely affected, and it may also be difficult for us to maintain and expand our user base and enhance awareness of our brand. In addition, our competitors may establish the same relationships as those we have, which would tend to diminish any advantage we might otherwise gain from these relationships.

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

We may not be able to sustain our historical growth or successfully manage any future growth.

We have grown significantly over a relatively short period. Our total Web search page views grew by 22.3%, and our mobile Web search page views grew by 47.0%, on an annualized basis for the two-year period from December 2015 to December 2017, but that growth slowed to 13.6% for total Web search page views and to 22.6% for mobile Web search page views on an annualized basis for the two-year period from December 2016 to December 2018. Our revenues grew from US$660.4 million for the year ended December 31, 2016, to US$908.4 million for the year ended December 31, 2017, and to US$1.124 billion for the year ended December 31, 2018. Our 2016 revenues were affected by tightened PRC regulation of the online advertising industry during 2016, which had an adverse impact on the search and search-related advertising market in China in general. The growth in our revenues during 2018 was affected by slower growth in the mobile search market in China in 2018, coupled with unfavorable macroeconomic conditions that impacted the online advertising industry in general, and regulatory headwinds in certain sectors such as online games. In addition, as traffic acquisition costs continue to trend higher due to increasingly intensifying competition for channel partnerships, it could be difficult for us to sustain expenditures for traffic acquisition at the same level as our competitors, which could result in slower or flat growth, or even a reduction, in our user traffic, which would have a negative impact on our revenues and revenue growth prospects. We may not be able to sustain a rate of growth in future periods similar to that we experienced in the past, and our revenues may even decline. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

We are exploring and implementing, and expect to continue to explore and implement in the future, new business initiatives, including in industries in which we have limited or no experience, as well as new business models. Developing new businesses and initiatives requires significant investments of time and resources, and may present new and difficult technological, operational, and legal challenges, as well as subject us to additional regulatory risks. For example, we have initiated a pilot online lending and microcredit program using our own credit risk management. The risk of nonpayment of loans is inherent in the finance business, and we are subject to credit risks resulting from defaults by consumers. Any failure to effectively manage these risks may limit our future growth and hamper our business strategy.

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

Certain facts, forecasts, and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public data sources and commissioned third-party industry reports. In connection with our preparation of this annual report, we commissioned CVSC TNS Research (“CTR”) to update market research concerning the online search and AI industries in China, and we also referred to market research reports of iResearch and IDC that we had previously commissioned concerning the same industries in the United States. In deriving the market size of these industries, these industry consultants may have adopted different assumptions and estimates for certain metrics, such as MAU. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

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

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us and we instituted proceedings or asserted counterclaims against our competitors. For example, there are various legal proceedings currently pending between us and Baidu in which we allege that Baidu’s input method infringes certain of our patents relating to Sogou Input Method and seek monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that it has initiated against us that Sogou Input Method infringes certain of its patents, and seeks monetary damages. There is also a lawsuit pending against us in which Shanghai Cishu Publications Ltd. has alleged that we used vocabulary content without permission and seeks monetary damages. In addition, we are subject to ongoing unfair competition claims against us brought by Baidu, UCWeb, and Qihoo 360 Technology Co., Ltd., or Qihoo360, separately, in which they allege that certain functions of our Sogou Input Method unfairly divert users to us, and seek monetary damages and cessation of the alleged unfair competitive practices. There are also four putative class action lawsuits that have been filed against us in the United States, three in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with our IPO in 2017.

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

We have applied for various patents relating to our business. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the State Intellectual Property Office of the PRC. Approvals of our patent applications are subject to determinations by the State Intellectual Property Office of the PRC and relevant overseas authorities that there are no prior rights in the applicable territory. In addition, we have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our Sogou logos and other of our key trademarks in the PRC, and the corresponding Chinese versions of the trademarks, so as to establish and protect our exclusive rights to these trademarks. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the Trademark Office of the State Administration for Industry and Commerce (the “SAIC”), and relevant overseas authorities. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, are subject to determinations by the Trademark Office of the SAIC and relevant overseas authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect our rights to the affected technology, marks, and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of our rights.

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

In addition, if users do not perceive information that they access through our search services to be authoritative, useful, and trustworthy, we may not be able to retain these users or attract additional users, and our reputation, business, and results of operation may be harmed. In addition, if such content contains inaccuracies, it is possible that users will seek to hold us liable for damages, because we provide links to such content, even though such content is provided by third parties and any negative publicity regarding the accuracy of such content could harm our reputation, and reduce user traffic. In addition, any negative publicity or incident involving our peer companies could have an adverse impact on our industry as a whole, which in turn could harm our reputation and reduce our user traffic. For example, in early 2016 it was widely reported that an unsuccessful experimental cancer treatment had been promoted in a sponsored search listing on a third party’s Internet property. Even though our search results listings were not involved, we believe that the broad negative publicity surrounding the incident adversely affected the reputation of the online search industry in China in general with an adverse impact on our user traffic and results of operations in 2016.

We may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through our search results.

The online search industry in China is subject to extensive regulation. If content accessed through our search services includes information that PRC governmental authorities find illegal or inappropriate, we may be required to curtail or even shut down our search services, and we may be subject to other penalties. Although we seek to prevent fraudulent or otherwise illegal or inappropriate websites and information from being included in our search results, such measures may not be effective. For example, we suspended part of our advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to us and displayed on our platform in June 2018. See “—Risks Related to China’s Regulatory and Economic Environment—Regulation and censorship of information distribution in China may have an adverse effect on our business”; and “—Risks Related to China’s Regulatory and Economic Environment—The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.”

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

We host and provide a wide variety of products and services that enable advertisers to advertise products and services, and users to exchange information and engage in various online activities. We may be subject to claims, investigations, or negative publicity relating to such activities. PRC laws and regulations relating to the liability of providers of online products and services for activities of their users are undeveloped, and their current and future reach are unclear. Also see “—We may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through our search results.” We also place advertisements on third-party Internet properties, and we offer products and services developed or created by third parties. We may be subject to claims concerning these products and services based on our involvement in providing access to them, even if we do not offer the products and services directly. We could be required to spend considerable financial and managerial resources defending any such claims, and they could result in our having to pay monetary damages or penalties or ceasing certain aspects of our business, which could have an adverse effect on our business and results of operations.

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

Risks Related to Our Corporate Structure

In order to comply with PRC regulatory requirements, we operate a portion of our business through our primary VIE, Beijing Sogou Information Service Co., Limited (“Sogou Information”), a company with which we have contractual relationships but in which we do not have an actual ownership interest, and its three direct and indirect wholly-owned subsidiaries. If these contractual arrangements and our current ownership structure were found to be in violation of current or future PRC laws and regulations we could be subject to severe penalties.

Various regulations in the PRC restrict or prohibit foreign-owned companies from operating in specified industries, such as the provision of Internet information, online games, mobile applications, Internet access, and certain other industries. As we are a Cayman Islands company and our direct and indirect wholly-owned subsidiaries Sogou (BVI) Limited, or Sogou BVI, Sogou Hong Kong Limited, or Sogou HK, and Vast Creation Advertising Media Services Limited, or Vast Creation, are incorporated in the British Virgin Islands and Hong Kong, our indirect wholly-owned PRC subsidiaries, Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”), and Beijing Sogou Network Technology Co., Ltd.  (“Sogou Network”), are wholly foreign-owned enterprises (“WFOEs”) under PRC law and are considered to be foreign-owned. In order to comply with PRC regulatory requirements, we conduct certain of our Internet and other value-added telecommunication operations in the PRC through our VIE Sogou Information, which is incorporated in the PRC and is owned 10% by our Chief Executive Officer, 45% by our controlling shareholder Sohu, and 45% by a Tencent group entity; and through three direct and indirect subsidiaries of Sogou Information, which are also considered to be our VIEs. Through a series of contractual arrangements, Sogou Information, of which we are the primary beneficiary, and Sogou Information’s three direct and indirect subsidiaries are effectively controlled by our subsidiary Sogou Technology. Revenues generated by our VIEs represented 24.1%, 28.3%, and 37.7%, respectively, of our total revenues for the years ended December 31, 2016, 2017, and 2018.

In addition, pursuant to Circular 6 and the Ministry of Commerce (the “MOFCOM”) Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements, or offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules. PRC governmental authorities may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these PRC national security review requirements, see “PRC Regulation—Regulation of M&A and Overseas Listings.”

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, our current ownership structure, the ownership structure of our PRC subsidiaries and VIEs and the contractual arrangements between our PRC subsidiaries, VIEs and its shareholders are in compliance with existing PRC laws, rules, and regulations. Our PRC legal counsel also advises us that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we and our PRC legal counsel cannot assure you that PRC governmental authorities will not ultimately take a view contrary to that of our PRC legal counsel. If we were found to be in violation of any existing or future PRC laws or regulations relating to foreign ownership of value-added telecommunications businesses, online search services, online games, other online information and content services, and security reviews of foreign investments in such businesses, governmental authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of our PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Internet platforms, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition, and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs’ assets and operating results into our consolidated financial statements could be adversely affected.

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

While the Chinese economy has grown significantly over the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017 and to 6.6% in 2018. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

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

PRC laws, rules, and regulations governing the online microcredit industry are developing and evolving rapidly. Although we are implementing measures to comply with applicable PRC laws and regulations governing our pilot online lending and microcredit program, PRC governmental authorities may promulgate new rules and regulations regulating the online microcredit industry. Moreover, developments in the online microcredit industry may lead to changes in PRC laws, rules, and regulations or in the interpretation and application of existing laws, rules, and regulations that may limit or restrict the online microcredit industry. Therefore, it is possible that our practices would be deemed by PRC governmental authorities or PRC courts to violate existing or any future PRC laws, rules, and regulations. Failure to comply with such laws, rules, and regulations could result in our being subject to, among other things, regulatory warnings, fines, or criminal penalties, and we could also be prohibited from conducting an online microcredit business in the future.

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

PRC legal restrictions permit payment of dividends by our PRC subsidiaries only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are also required to set aside 10% of their after-tax profits each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends.

Furthermore, the PRC Corporate Income Tax Law, or the CIT Law, provides that a withholding tax at a rate of up to 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent that such dividends are derived from sources within the PRC. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “China-HK Tax Arrangement”), which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the competent PRC tax authorities. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In addition, on February 20, 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues in Tax Treaties Regarding Distribution of Dividends, which stipulates that a company that is established primarily for purposes of tax evasion will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. The SAT issued an Announcement on Issues in Tax Treaties Relating to “Beneficial Owner” (“SAT Announcement 9”), effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” of dividends under China’s tax treaties and tax arrangements. SAT Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of SAT Announcement 9, determined by the SAT to not be a beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the regular withholding tax rate of 10% under the CIT Law.

Our offshore entities may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash requirements those offshore entities may have. Our offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in China are subject to restrictions imposed by PRC law on paying such dividends and making other payments.

Sogou Inc. is a holding company with no operating assets other than investments in Chinese operating entities through our intermediate holding companies, our subsidiaries in the PRC, and our VIEs. Our offshore entities may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries for their cash requirements in excess of any cash raised from investors and retained by us or our other offshore entities. The primary source of any dividend payments to our offshore entities would need to be our PRC subsidiaries. It is possible that our PRC subsidiaries will not continue to receive payments in accordance with our VIE contracts with Sogou Information if such payments become subject to restrictions imposed by PRC laws. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, dividends paid out of the PRC are generally subject to a withholding tax of 10%.

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

In July 2014, SAFE promulgated Circular 37, which replaced Circular 75, promulgated by SAFE in October 2005. Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. In February 2015, SAFE promulgated the Circular for Further Simplifying and Improving Policies of Foreign Exchange Administration Applicable to Direct Investment, which provides that effective June 2015 designated local banks are delegated authority under Circular 37 to review and process PRC residents’ applications for their initial foreign exchange registrations or amendments to their registrations in connection with their overseas direct investments. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entities, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entities, including restrictions on the ability to contribute additional capital to the PRC entities.

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

As a holding company incorporated in the Cayman Islands, we will need to comply with applicable PRC laws and regulations in order to transfer the net proceeds of our initial public offering to our PRC subsidiaries, Sogou Technology and Sogou Network, which are WFOEs under PRC law and are treated as FIEs, or to our VIEs in the PRC. We may contribute some or all of the net proceeds of our initial public offering to our PRC subsidiaries, and convert the contributed net proceeds into RMB. In order to make a capital contribution to either of our PRC subsidiaries, and convert the contributed amount from U.S. dollars into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the MOFCOM or one of its local branches, the SAFE or one of its local branches, or an authorized bank. If we transfer any of the proceeds of our initial public offering to one of our PRC subsidiaries or VIEs through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets and, in the case of one of our VIEs, to two times the VIE’s net assets.

The need to comply with such requirements could prevent us from making timely transfers of the net proceeds of our initial public offering to our PRC subsidiaries and, in the event we wish to make such transfers through loans to our PRC subsidiaries or VIEs, will limit the amounts of the net proceeds that we may transfer, which could limit our ability to fund or expand our business in accordance with our intended use of the proceeds of our initial public offering. The amounts of total investment and registered capital of Sogou Technology as of December 31, 2018 were approximately US$100.0 million and US$40.0 million, and two times its net assets was equal to US$676.6 million, meaning that the limit on the proceeds of our initial public offering that we would be permitted to loan to Sogou Technology as of December 31, 2018 would be US$676.6 million. The amounts of total investment and registered capital of Sogou Network as of December 31, 2018 were both approximately US$0.8 million, and two times its net assets was equal to US$6.4 million, meaning that amount of the proceeds of our initial public offering that we would be permitted to loan to Sogou Network would be US$6.4 million. Two times the net assets of our four VIEs was equal to US$59.5 million (Sogou Information), US$22.2 million (Shi Ji Si Su), US$0.9 million (Chengdu Easypay), and negative US$3.8 million (Shi Ji Guang Su), respectively, as of December 31, 2018, which represent the respective statutory limits on the amounts of loans we would be permitted to make to them as of December 31, 2018.

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

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and the related Implementation Rules issued the SAFE, all foreign exchange transactions by a PRC citizen involving an employee incentive plan of an overseas publicly-listed company may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Offshore Share Incentives Rules, issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly-listed company under such employee share incentive plans are required to register with the SAFE or its local offices and comply with a series of other requirements. The Offshore Share Incentives Rules also specify requirements for registration of share incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our board of directors who have been granted share options or other share-based awards, are subject to the Administration Measures on Individual Foreign Exchange Control, the related Implementation Rules, and the Offshore Share Incentives Rules. In addition, pursuant to Circular 37, a privately-held special purpose vehicle’s grant of equity incentives to a PRC citizen is subject to foreign exchange registration and, prior to making an investment in or receiving a grant of a share-based award in such an entity, a PRC citizen is required to apply with the relevant PRC governmental authorities for foreign exchange registration of the investment. Our PRC employees who have been granted share-based awards or held shares have not made the required registrations. We have registered our 2017 Share Incentive Plan with the SAFE, and we are in in process of applying for such registration of our 2010 Share Incentive Plan. If our 2010 Share Incentive Plan is not accepted for registration by the SAFE, we may not be able to grant further share-based awards to our PRC employees, we and those who have received awards may be subject to fines and legal sanctions, and our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us may be limited.

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

Our corporate affairs are governed by our Amended and Restated Memorandum of Association and Amended Restated Articles of Association and we are governed by the Companies Law of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

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

Proceedings instituted by the Securities and Exchange Commission (the “SEC”) against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the U.S. Public Company Accounting Oversight Board (the “PCAOB”) sought to obtain from the PRC big four affiliate firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by these U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

In late 2012, the impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they failed to meet specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations could find it difficult or impossible to retain auditors in respect of their operations in China. If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs and Class A Ordinary Shares from the New York Stock Exchange or termination of the registration of our ADSs and Class A Ordinary Shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The trading price of our ADSs has been and may continue to be subject to fluctuations. During the period from November 9, 2017, the first day of trading of our ADSs on the New York Stock Exchange, until March 15, 2019, the trading price of our ADSs ranged from US$4.80 to US$15.50 per ADS, and the closing sale price on March 15, 2019 was US$6.26 per ADS. Among the factors that could affect the price of our ADSs are the various risk factors described in this annual report and other factors, including:

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

You will experience dilution to the extent that additional Class A Ordinary Shares are issued upon settlement of outstanding share options or other share-based awards that we may grant from time to time. As of March 15, 2019, there were options outstanding exercisable for the purchase of an aggregate of 3,849,031 Class A Ordinary Shares.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018 there were 118,400,500 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding. The ordinary shares held by our officers and directors and certain shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

In addition, Sohu, Tencent, and Photon Group Limited, a British Virgin Islands company of which Dr. Charles Zhang, the Chairman of or Board of Directors may be deemed to be the beneficial owner, which held approximately 33.0%, 38.2%, and 6.2% of the combined total of our outstanding Class A and Class B Ordinary Shares as of March 15, 2019, are parties to a registration rights agreement that gives them rights that, if exercised, will permit them to sell some or all of their shares freely in the open market without regard to the restrictions of Rule 144 under the Securities Act. As of March 15, 2019, there were options outstanding exercisable for the purchase of an aggregate of 3,849,031 Class A Ordinary Shares. We also may grant or issue additional share options, restricted share units, or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or Class A Ordinary Shares.

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

We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended November 30, 2018. Our expectation is based on our current and anticipated operations and the composition of our earnings and assets for the 2018 taxable year, including the current and expected valuation of our assets based on the price of our ADSs in the market. However, we currently hold, and expect to continue to hold following the date of this annual report, a substantial amount of cash, and the value of our other assets for this purpose may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. In addition, our PFIC status for any taxable year cannot be determined until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

U.S. holders and prospective holders of our ADSs or Class A Ordinary Shares are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A Ordinary Shares.

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

Also in connection with Tencent’s investment, Sohu, Photon, our Chief Executive Officer Xiaochuan Wang, certain other members of our management, and Tencent entered into a shareholders’ agreement, which terminated upon the completion of our initial public offering. Sohu, Photon, Xiaochuan Wang, certain other members of our management, and we also entered into a voting agreement in which Photon, Xiaochuan Wang, and the other members of our management agreed to vote their Pre-IPO Series A Preferred Shares and Pre-IPO Class A Ordinary Shares to appoint Sohu’s designees to our Board of Directors. This voting agreement remained in effect following the completion of our initial public offering as to the Class A Ordinary Shares that were issued to the parties upon redesignation of their Pre-IPO Series A Preferred Shares and Pre-IPO Class A Ordinary Shares, but does not cover Class A Ordinary Shares that were acquired by Xiaochuan Wang in the public market following the completion of our initial public offering.

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

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries, according to CTR, and we are the fourth largest Internet company in China based on MAU in December 2018, according to iResearch. Our differentiated search services, our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

Sogou Search had an 18.5% market share in China based on mobile queries in December 2018, according to CTR. Meanwhile, our mobile search MAU increased from 545 million in December 2017 to 695 million in December 2018. We focused on delivering more authoritative search results to our users with highly relevant results that more accurately respond to user queries. We also enhanced our healthcare search services and established a healthcare content ecosystem that has become an industry benchmark. With the ongoing integration of AI technology, Sogou Search continued to evolve into an intelligent question answering (“Q&A”) engine.

In addition, we have built and share a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users through services such as search access to the vast content from Tencent’s Weixin Official Accounts, China Literature, and Zhihu. We have continued to enhance our user acquisition channels by collaborating with our strategic partners and third parties. During 2018, we deepened our collaboration with Tencent. We renewed our framework business collaboration arrangement with Tencent. As part of the arrangement, Sogou Search will remain the default search engine for a range of Tencent products that offer general search functions over the next five years.  Sogou Search will also continue to be the search partner with Weixin/WeChat as the preferred search engine for third-party search services to access external Internet content within Weixin/WeChat for the next year, and Tencent intends to extend this partnership over the next five years on an annual basis.

Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2018, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Mobile Keyboard is the third largest mobile app in China in December 2018, according to iResearch, and is China’s largest and most popular voice app, based on our internal data. In December 2018, Sogou Mobile Keyboard had 426 million mobile DAUs, and processed up to 540 million daily voice requests. Sogou Input Method interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Input Method has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have become a leader in language-centered AI capabilities, including speech, computer vision, machine translation, dialogue, and Q&A. We are applying our AI technology to empower our search and mobile keyboard businesses in a range of user cases based on our own product portfolio. We are also exploring AI applications in multiple sectors and in various commercial settings. Our proven AI capabilities have allowed us to launch additional AI-enabled smart hardware products and will facilitate our launch of more disruptive products and services, such as virtual personal assistants (“VPAs”), to serve users anytime, anywhere.

We have recorded substantial revenue growth, with an increase from US$660.4 million in 2016 to US$908.4 million in 2017 and US$1.124 billion in 2018. We generate revenues primarily from search and search-related advertising services, which represented 91.0% of our total revenues in the year ended December 31, 2018.

Our Business

Products and Services for Users

Our suite of products and services for users focuses on search and search-related services that cover a wide variety of use cases, from online search to input methods. Through our products and services, we have built a massive, engaged, and fast-growing user base.

Sogou Search

We make information easily accessible for Chinese Internet users. Through Sogou Search, we enable our users to conveniently find relevant, high-quality, and comprehensive information anytime, anywhere. We offer users general and vertical search services through our website sogou.com and our mobile search application. In addition, Sogou Search is the default general search engine for popular Internet portals such as qq.com and sohu.com, and popular browsers such as the Mobile QQ Browser and Sogou Browser. Sogou Search was the second largest search engine in China with an 18.5 market share by mobile queries in December 2018, according to CTR.

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

Key Mobile Search Features

Given the growing use of mobile devices, we have developed additional features that are optimal for mobile search to enhance user experience, such as:

• Direct Answers:  Within the limited screen space on mobile devices, we offer direct and easy-to-read answers and recommendations in response to queries submitted by users in question form by leveraging our Q&A technology.

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

•   Sogou Healthcare Search:  A large number of online searches in China relate to healthcare. Sogou Healthcare Search provides reliable and trustworthy healthcare information through collaboration with national healthcare authorities and third-party healthcare information platforms. Through these partnerships, we can provide users with comprehensive information on such important topics as diseases, symptoms, and hospitals. We have also integrated a vast amount of interactive Q&A content from reputable doctors into our healthcare search results.

•   Sogou English:  Supported by the technology of Microsoft’s Bing, Sogou English is our cross-language search service that enables Chinese users to discover English content on the Internet by querying in Chinese and reading content that we have translated into Chinese.

•   Sogou Zhihu:  Zhihu is the leading online knowledge-sharing platform in China, according to iResearch. Through our collaboration with Zhihu, we provide users with up-to-date knowledge, experience, and insights shared within the Zhihu community.

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

Sogou Search App

As one of the key mobile channels to access Sogou search services, the Sogou Search App enables users to access our general and vertical search services. The Sogou Search App supports text, voice, and image search to enhance the user experience, and also offers newsfeeds and reading services that are tailored to personal interests.

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

We launched Sogou Input Method, the first cloud-based Chinese language input software, in 2006. Sogou Input Method has become an indispensable Chinese language input software tool for PC and mobile users. According to iResearch, as of December 31, 2018, Sogou Input Method was the second most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU in December 2018, with 242 million PC MAU, and had achieved a penetration rate of 98% among PC Internet users in China.

According to iResearch, as of December 31, 2018, Sogou Mobile Keyboard, the mobile application for Sogou Input Method, was the third most widely used mobile application in China by DAU, and the number one Chinese language input application for mobile users in terms of MAU, with 558 million mobile MAU, and had achieved a penetration rate of over 66% among mobile users of third-party Chinese language input applications. Our core AI technologies, including voice, translation and conversation, have driven product innovation for Sogou Mobile Keyboard by providing more intelligent user interactions and expressions. Sogou Mobile Keyboard processed as many as up to 540 million voice inputs in the fourth quarter of 2018, handled millions of translation requests per day, and provided many AI-enabled functions, such as SmartShare, which generates a diverse range of automated personalized response options for user chats.

The diagrams below illustrate how Sogou Mobile Keyboard has made Chinese language input easy and efficient for mobile users.

In addition, Sogou Mobile Keyboard possesses a large library of language data, with over 100 billion Chinese character inputs per day that our users have generated across a wide variety of Internet use cases, such as social media, news, entertainment, shopping, travel, and financial services. We are able to leverage such massive data to more accurately and rapidly predict user intent, which enables us to continually enhance and innovate our products and services.

Other Products

Sogou Browser

Sogou Browser is designed to make web navigation fast and easy. We continually upgrade the browser to expand functionality from a browsing tool to a content distribution platform for an enriched user experience. In addition to a range of vertical services, we also provide personalized newsfeeds leveraging our big data capabilities based on users’ browsing habits and history.

Sogou Web Directory

Sogou Web Directory, a content aggregation and distribution platform, is a one-stop shop for navigation of the Chinese Web. The platform consists of a variety of services, including news aggregation, video content aggregation, and shopping assistance.

Sogou Maps

Sogou Maps provides Internet-based map and navigation services related to traffic options, routing optimization, and positioning calculation across PCs, mobile devices, and smart wearables. Sogou Maps has been pre-installed on third-party mobile devices and smart wearables for the Chinese market, including Google’s Android Wear smartwatch. Sogou Maps also supports a variety of car-smartphone connectivity protocols that allow users to stay connected to their smartphone apps while driving. Sogou Smart Driving Assistant is an application that provides full voice-enabled in-vehicle services, and has been built into in-vehicle assistant systems for industry partners such as automakers and map service providers.

Sogou Mobile Assistant

Sogou Mobile Assistant provides users with access to a large selection of mobile applications and online mobile games, which are authenticated by us in order to ensure the safety of the content for users’ phones.

Sogou Game Center

The Sogou Game Center, our gaming platform, offers web and mobile games developed by third parties.

Sogou Translation

Sogou Translation incorporates neural machine translation technology and a massive linguistic database to deliver language translation. It is web-based and also available as a mobile application. In addition to written text translation, the Sogou Translation mobile application supports speech, optical character recognition (“OCR”), and augmented reality translation.

Sogou Reading

Sogou Reading provides users with access to online literature and is available on the web and as a mobile application. We have access to a wealth of copyrighted literary works through our collaboration with third-party online reading platforms, including China Literature, a leading online literature platform in China. Sogou Reading has also launched its own original literature platform, where users are provided with exclusive access to original literary works.

Smart Hardware

In 2018, we upgraded our smart hardware strategy to better leverage Sogou’s AI capabilities and improve product competitiveness. As a result of the change in strategy, we phased out legacy hardware products that were not AI-enabled and transitioned to products that integrate Sogou’s leading AI technologies.

Smart Devices for Children

In 2014, we launched Teemo Watch, our self-developed smartwatch for children that has become one of the leading domestic brands for smartwatches, according to IDC. In 2018, we focused on the latest generation of the Teemo Watch, which integrates additional AI capabilities to enhance product competitiveness.

Smart Translation Devices

In 2018, we launched the Sogou Travel Translator and the upgraded version, the Sogou Translator Pro. Our translation devices are best known for superior offline and OCR translation capabilities and translation of conversations to and from multiple different languages.

Smart Voice Devices

In 2018, we rolled out the Sogou Smart Translation Recorder, which supports the recording, transcription, translation and interpretation of both real-time and recorded conversations. The device enables users to record information in classes, meetings, and other similar occasions, and simultaneously translates spoken content into the target language via Sogou’s translation software.

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

Online Advertising

Search and Search-Related Advertising Products and Services

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our and third parties’ Internet properties. Revenue generated from our auction-based pay-for-click services accounted for 77.6%, 83.0%, and 83.8%, respectively, of the total revenue derived from our search and search-related advertising services in 2016, 2017, and 2018. The following are the types of advertising products and services that we offer:

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

We have widely applied deep learning and reinforcement learning technologies in all aspects of search advertising. By applying such technologies, we can retrieve relevant ads from hundreds of millions of ads in real time to generate more traffic for advertisers while ensuring a quality user experience, select more appealing ads to improve click through rate, and automatically match advertising materials, combined with accurate user profiling based on Sogou’s big data capabilities, to interpret user behaviors in real time and recommend tailored dynamic advertising content.

•   Rising Sun One-Stop Advertising Platform: Our Rising Sun system is a one-stop advertising platform that provides pay-for-click advertising management and related supporting services for Sogou’s entire commercial product line. Advertisers can log onto the platform through a single account and use the same account to pay for various advertising products, such as search and newsfeed advertisements. Clients can introduce content such as images, text links, and telephone numbers onto the platform, which is then automatically consolidated into Sogou’s various advertising products, thus boosting client’s advertising efficiency and reducing their maintenance costs.

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

Reading

Under our agreements with third-party online reading platforms and writers that provide us with access to a wealth of copyrighted literary works, users pay us to read certain copyrighted literary works on Sogou Reading, and we share a percentage of that payment with the third-party platforms and writers.

Smart Hardware

We generate revenue from sales of Sogou’s various smart devices. We have established a nationwide online and offline distribution network in China that includes third-party e-commerce platforms and retail stores.

Technology

Search Technologies

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

Artificial Intelligence

We are at the forefront of AI development with a clear roadmap for future developments. Our strong AI capabilities center around natural interaction and knowledge computing. They are integrated in our proprietary natural interaction interface Zhiyin OS and our knowledge computing platform Deep Intelligence Engine, both of which can be applied in home, in-vehicle, and work environments. The goal of our AI development and investment is to identify different use cases and bring effortless and human-like solutions to users in those cases.

Below are further details on our key AI technologies:

Natural interaction

Natural interaction refers to a series of technologies that include speech, computer vision, machine translation, and dialogue.

•   Speech technology: Speech is the core technology enabling voice-based human-machine interaction. We have advanced speech recognition and synthesis technology. In the fourth quarter of 2018, we processed up to 540 million voice inputs through Sogou Mobile Keyboard per day. We received first place in the Word Error Rate and Speech Pause subcategories at the Blizzard Challenge 2018, a prominent global competition for speech synthesis.

•   Computer vision: Image is the core technology enabling vision-based human-machine interaction. Through deep learning and massive data generated from our core products, we have developed capabilities in handwriting recognition, OCR, image search, and facial recognition. We set a new world record in the Object Detection subcategory at Pascal VOC 2018, a prominent global challenge for computer vision. Our facial recognition technology also ranked first in the 2018 MegaFace Million-Scale Face Recognition Challenge.

•   Machine translation: We have developed advanced machine translation technology. We successfully applied deep neural network technology to optimize and commercialize real-time machine translation technology, with the ability to simultaneously recognize voice inputs and enable multilingual translation. We were the global champion for both Chinese-to-English and English-to-Chinese machine translation at the 2017 Workshop on Machine Translation, an international academic competition. In addition, we ranked first in the Baseline Model task during the International Workshop on Spoken Language Translation (IWSLT), a top-tier international machine interpretation competition.

•   Dialogue system: Dialogue is the key to human-machine interaction. With natural language processing and dialogue modeling techniques, we enable machines to understand the intentions in users’ text, voice, and image inputs. We were the champion of the Spoken Language Understanding Challenge at the International Conference on National Language Processing and Chinese Computing in 2018.

Knowledge computing

Knowledge computing refers to a series of technologies that include the representation, storage, retrieval, and reasoning of knowledge. We have developed question answering, or Q&A, technology to answer complex natural language questions from users.

•   Question answering: Our Q&A technology finds answers to questions posed in natural language. Instead of limiting their search queries to keywords, users can search using natural language, and in response, get direct answers in addition to a list of Web links. Since Q&A technology improves the efficiency of user access to information, we believe Q&A is an increasingly prevalent form of search. In January 2019, we came in first in the Conversational Question Answering (CoQA) Challenge and set new records for all evaluation metrics. Our Q&A technology has narrowed the gap between the average reading comprehension level of a machine and a human. We believe that this shows that our algorithms have the potential to drive the application of Q&A technology in search.

Our Q&A technology has been incorporated in various smart hardware products, such as our AI robot Wangzai, which was the first robot to defeat human competitors in the popular Chinese TV quiz show “Who’s Still Standing?” In 2018, we partnered with third parties, including Tencent, Huawei, and Samsung, to integrate our intelligent Q&A services into some of their products.

Additionally, in April 2016, we made a donation to Tsinghua University and jointly established with them the Tiangong Research Institute for Intelligent Computing, which is dedicated to research and development in the field of AI.

Big Data Capabilities

Hundreds of millions of users of our products and services have generated a vast amount of data across a wide variety of use cases. Our big data capabilities include:

•   Data integration and management:  We research and develop a multi-level and highly-reliable data access system and data warehouse to address the technological challenges in data acquisition, data preprocessing, and distributed storage of massive heterogeneous data; and to address real-time streaming data access and processing, as well as data security management.

•   Data mining and analytics:  We continue to build and strengthen our user profile label system from massive data mined from multiple platforms and multiple scenarios that allow such information to be effectively used under different application scenarios. Our user profile labels can be sorted and applied to targeted advertising and personalized content recommendations.

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

As of December 31, 2018, we have been issued 992 patents in China and 40 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 1223 patent applications currently pending in China and 109 patent applications currently pending in countries and regions outside of China; we have submitted 90 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2018, we have registered 536 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “Sogou,” Sogou logos, trademarks relating to our products such as Sogou Input Method, Sogou Map and Teemo, and their corresponding Chinese version marks; and we are in the process of applying for the registration of 490 other trademarks. In addition, as of December 31, 2018, we are in the process of applying for recognition of certain of our marks as famous Beijing trademarks. We also have registered trademarks in various countries and regions, such as Taiwan, Hong Kong, Macau, Germany, Myanmar, Saudi Arabia, India, and the United Kingdom, and we are in the process of applying for the registration of trademarks in the United States, Australia, the European Union, the United Arab Emirates, Macau, Pakistan, Germany, the African Regional Intellectual Property Organization, South Korea, Canada, Spain, Myanmar, South Africa, Nigeria, Japan, Saudi Arabia, India, Indonesia, the United Kingdom, and Vietnam. As of December 31, 2018, we have 53 trademarks registered outside of Mainland China and we are in the process of applying for registration of 122 trademarks. As of December 31, 2018, we are the registered owner of 179 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2018, we own the rights to 156 domain names that we use in connection with the operation of our business, including our Sogou website sogou.com.

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

Technology Infrastructure

We have built what we believe is a reliable and secure network infrastructure that will fully support our operations. As of December 31, 2018, we owned approximately 33,445 servers located in eight Internet data centers in China. We have also obtained what we believe is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of our operations, and have established a large-scale GPU service cluster to provide computing power for our AI technologies.

As of December 31, 2018, we had 48 technical support employees to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to discover and fix problems in the operation of hardware and software in our server network in a timely fashion.

Marketing

We focus on delivering superior user experience through better products and services, which we believe can expand our user base and enhance our brand. Since inception, our user base has grown primarily through word-of-mouth referrals; thus, we have built our brand with modest marketing costs.

While we have benefitted significantly from word-of-mouth marketing, we have also launched marketing campaigns designed to further promote our brand, products, and technologies. In 2018, we focused on marketing our technology through practical applications in a range of different events and scenarios. This was designed to demonstrate our technological advantages; further promote our brand, products, and technologies; and enhance Sogou’s brand image as a leading AI-based solution provider. Throughout 2018, we launched targeted marketing campaigns for some of our core AI capabilities. For example, in addition to supporting various industry summits, Sogou’s AI-powered machine simultaneous interpretation technology made its debut at a number of international sports events, expanding the application of AI-enabled real-time interpretation technology. Sogou also launched the world’s first AI anchor together with Xinhua News Agency, representing a breakthrough in enabling more natural interactions between humans and machines.

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

Employees

We had 2,101, 2,295, and 2,789 employees as of December 31, 2016, 2017, and 2018, respectively. We also employ independent contractors to support our research and development, product development, sales and marketing departments, and had approximately 224 independent contractors on average during the 2018 fiscal year. As of December 31, 2018, 38.7% of our employees held Master’s degrees or Ph.D.s, and 73.8% of our employees worked in the research and development department. None of our employees is represented under collective bargaining agreements. The table below sets forth the number of our employees in each functional area as of December 31, 2018.

Employee
Business operations	127
Research and development	2,059
Sales and marketing	453
General and administrative	150
Total	2,789

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

Facilities

We currently lease from Sohu, on an arms-length basis, approximately 18,228 square meters of office space at Sohu.com Internet Plaza in Beijing, China under a lease that expires on December 31, 2019 and may be renewed subject to terms agreed to by Sohu and us. In addition to the office space leased from Sohu, we lease a total of approximately 18,871 square meters of office space in Beijing, Chengdu, Hangzhou, Hefei, and Tianjin, China from other third parties.

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

PRC Regulation

The following is a summary of certain key laws and regulations relevant to our business activities in China. For a description of legal risks relating to our ownership structure and business, see “Risk Factors”.

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

The business activities of Sogou Information include providing search services and content to mobile phone users through the platforms of China’s main three telecommunications operators, which will be regarded as information services under the Catalogue. On November 28, 2018, the MIIT issued to Sogou Information renewed Value-Added Telecommunications Services Operating Licenses which authorize the provision of information services, Internet data center and Internet access, which are classified as value-added telecommunication services. The licenses are subject to annual inspection.

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

On October 25, 2017, the Beijing Telecom Administration, or the BTA, issued to Sogou Information a renewed Telecommunications and Information Services Operating License (“ICP license”). The ICP license is subject to annual inspection.

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

On July 1, 2014, the SASMG issued new Administrative Regulations on Surveying and Mapping Qualification Certificate and Classification Standard on Surveying and Mapping Qualification Certificate , or the “SASMG Regulations and Standards,” effective on August 1, 2014, to replace previous regulations issued on February 16, 2004 and March 12, 2009. Under the SASMG Regulations and Standards, there are two types of Surveying and Mapping Qualification certificates that may be issued to providers of Internet map services. A Class A certificate allows a holder to provide (i) map-location services, (ii) geo-information uploading and dimension services, and (iii) geo-information database development services, while a holder of a Class B certificate may only provide the first two types of services.

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

Sogou Information received renewed SFDA approval on October 31, 2017.

Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China (the “New Advertising Law”), which became effective on September 1, 2015 and was amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of governmental authorities. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising (the “SAIC Interim Measures”), effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat pay-for-click search results as advertisements that are subject to PRC advertisement laws, and require that pay-for-click search results be conspicuously identified on search result pages as advertisements. The New Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

On April 13, 2016, the SAIC and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management , or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals, such as ours, and other portal, financial, real estate, P2P, and investment product sales services Websites. The SAIC issued the Interim Measures for the Administration of Online Advertising, or the SAIC Interim Measures, which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services, have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages,

Search Services

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

The Notice Regarding Improving and Strengthening the Administration of Online Game Content , or the Online Game Content Notice, issued by the MOC in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Game s, or the Real-name Registration Notice, which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if the game is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our systems, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

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

In February 2013, 15 PRC governmental authorities, including the SAPPRFT, the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction (“Work Plan”), implementing integrated measures by various authorities designed to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued, and online game operators will be required to implement measures to protect minors.

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

We have adopted measures to mitigate copyright infringement risks, such as real-time monitoring and mechanisms for fast removal upon receipt of notices of infringement. As of December 31, 2018, we had registered 179 software copyrights in the PRC.

Patent Law

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000 and 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2018, we had been granted 992 patents in the PRC.

Trademark Law

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law, or the Trademark Law, which was amended in 1993, 2001 and 2013. On September 15, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2018, we had registered 536 trademarks in the PRC.

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

On August 21, 2014, the Supreme People’s Court promulgated the Provisions of the Supreme People’s Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks , pursuant to which if an ICP operator discloses genetic information, medical records, health examination data, criminal record, home address, private events and or other personal information of a natural person online, causing damage to the person, the People’s Court should support a claim by the infringed party for recovery of damages from the infringing ICP operator.

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

Under the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them provide regular updates to the local public security bureau regarding information security and censorship systems for their Websites. In this regard, on October 1, 2004, the Administrative Rules on the Filing of Commercial Websites , or the Commercial Websites Filing Rules, were promulgated by the Beijing Administration of Industry and Commerce (Beijing AIC), to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AIC on September 1, 2000. The Commercial Websites Filing Rules state that operators of commercial Websites must comply with the following requirements:

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

Regulation of M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

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

Pursuant to the AML, a business operator that possesses a dominant position in a relevant market is prohibited from abusing its dominant market position through (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with its trading counterparties; (iv) without justifiable reasons, allowing trading counterparties to make transactions exclusively with itself or with business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions on transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among its trading counterparties who are on an equal footing; (vii) other acts determined to be abuse of dominant market position by the relevant governmental authorities. If a business operator that possesses a dominant market position in a relevant market is deemed to be abusing its dominant position, the SAIC and other competent PRC governmental authorities, may, at their discretion, order the business operator to cease the illegal acts, confiscate any illegal gains, and impose a fine of 1% to 10% of the business operator’s revenues for the preceding financial year.

In addition, pursuant to the AML and related regulations, a proposed business combination is required to be reported to the anti-monopoly governmental authority by the parties involved prior to its implementation, if the following thresholds, among others, are met:

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

“Business Combinations” means any of the following: (i) merger of businesses; (ii) acquisition of control over another business by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another business by contract or by any other means. Under the AML and other related regulations, transactions satisfying the thresholds for mandatory notification are not allowed to be implemented without the parties obtaining approval from the anti-monopoly governmental authority. In case of any non-compliance with the notification and approval requirement, the anti-monopoly governmental authority may order the parties involved to cease the transactions, dispose of shares or assets, transfer one of the combined businesses by no later than a specified time, or take any other measures necessary to restore the status quo as of before the business combination. A fine of up to RMB500,000 (or approximately US$73,000) may also be imposed by the anti-monopoly governmental authority. Furthermore, the parties to the proposed transactions are subject to liability for any loss suffered by an individual or entity or individual as a result of the business combination.

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

Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company , or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

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

Employment and Social Insurance

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC, or the Employment Contract Law, which became effective as of January 1, 2008 and amended on December 28, 2012. The Employment Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the Employment Contract Law, written employment contracts that were entered into prior to the implementation of the Employment Contract Law and are in effect as of the date of its implementation will remain in effect. Where an employment relationship was established prior to the implementation of the Employment Contract Law but no written employment contract was entered into, a written contract must be entered into within one month after the implementation of the Employment Contract Law

On September 18, 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which came into effect immediately. These regulations interpret and supplement the provisions of the Employment Contract Law.

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

PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law , the Regulation of Insurance for Labor Injury , the Regulations of Insurance for Unemployment , the Provisional Insurance Measures for Maternal Employees , and the Interim Provisions on Registration of Social Insurance . Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund governmental authorities.

Organizational Structure

As of March 15, 2019, Sohu, our ultimate parent company and controlling shareholder; Tencent; and our directors and executive officers together have shareholdings in us giving them approximately 97.9% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares, due to the additional voting power of the Class B Ordinary Shares held by Sohu and Tencent. Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent Holdings Limited, has the right to appoint a majority of our Board of Directors. Sohu and Tencent together, through their ownership of our Class B Ordinary Shares, have the power to decide all matters that are put to a vote of our shareholders.

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

• Beijing Sogou Network Technology Co., Ltd., or Sogou Network, incorporated in the PRC on March 29, 2012.

• Sogou Technology Hong Kong Limited, or Sogou Technology HK, incorporated in Hong Kong on August 25, 2015.

• Tianjin Sogou Network Technology Co., Ltd., or Tianjin Sogou Network, incorporated in the PRC on May 18, 2017.

• Sogou (Shantou) Internet Microcredit Co., Ltd., or Sogou Shantou, incorporated in the PRC on November 22, 2017.

• Sogou (Hangzhou) Intelligent Technology Co., Ltd., or Sogou Hangzhou, incorporated in the PRC on April 28, 2018.

• Hefei Jing Hong Yun Zhi Network Technology Co., Ltd., or Jing Hong Yun Zhi, incorporated in the PRC on July 27, 2018.

• Shanghai Sogou Network Technology Co., Ltd., or Shanghai Sogou, incorporated in the PRC on January 10, 2019.

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

The following is a summary of our VIE Sogou Information and its subsidiaries:

Sogou Information

• Beijing Sogou Information Service Co., Ltd., or Sogou Information, was incorporated in December 2005. As of December 31, 2018, Beijing Century High-Tech Investment Co., Ltd., a Sohu Group Company, and Shenzhen Tencent Computer System Co., Ltd., a Tencent group entity, and Xiaochuan Wang, held 45%, 45%, and 10% equity interests, respectively, in this entity.

Shi Ji Guang Su

• Shenzhen Shi Ji Guang Su Information Technology Co., Ltd., or Shi Ji Guang Su, was acquired in September 2013 in connection with Tencent’s investment in us and Tencent’s transfer to us of its Soso search-related businesses. As of December 31, 2018, Sogou Information held 100% of the equity interest in this entity.

Shi Ji Si Su

• Beijing Shi Ji Si Su Technology Co., Ltd., or Shi Ji Si Su, was acquired in April 2015 for nominal consideration. As of December 31, 2018, Sogou Information held 100% of the equity interest in this entity.

Chengdu Easypay

• Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, was incorporated in January 2015. As of December 31, 2018, Sogou Information and Shi Ji Si Su together held 100% of the equity interest in this entity.

Hainan Sogou

•Hainan Sogou Information Technology Co., Ltd., or Hainan Sogou, was incorporated in the PRC on February 22, 2019. Sogou Information held 100% of the equity interest in this entity.

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

Commerce & Finance Law Offices, our PRC counsel, has advised us that these agreements became effective upon signing, except for the pledge under the share pledge agreement, which became effective when the pledge was registered with applicable PRC governmental authorities. In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structure and the contractual arrangements between Sogou Technology and Sogou Information and among Sogou Technology, Sogou Information, and the shareholders of Sogou Information comply with current PRC laws and regulations and each of the these agreements is, and taken as a whole these agreements are, valid and legally binding upon each party to such agreements under the laws of the PRC, and enforceable in accordance with its and their terms. We do not believe that any of these agreements would be deemed under PRC laws and regulations to create foreign ownership of the businesses operated through our VIEs that would violate PRC laws and regulations. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of our PRC counsel and our belief in that regard. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this annual report:

Sogou Inc.
(Cayman Islands)
100%
Sogou (BVI) Limited
("Sogou BVI")
(BVI)
100%
100%
Sogou Technology Hong Kong Limited ("Sogou Technology HK") (Hong Kong)
Sogou Hong Kong Limited ("Sogou HK") (Hong Kong)
Vast Creation Advertising Media Services Limited ("Vast Creation") (Hong Kong)
Offshore
100%
Onshore
100%
100%
Beijing Sogou Technology Development Co., Ltd. ("Sogou Technology")
Beijing Sogou Network Technology Co., Ltd. ("Sogou Network")
100%
100%
100%
100%
100%
100%
Beijing Sogou Information Service Co., Ltd. ("Sogou Information")
Tianjin Sogou Network Technology Co., Ltd. ("Tianjin Sogou Network")
Sogou (Shantou) Internet Microcredit Co., Ltd. ("Sogou Microcredit")
Sogou (Hangzhou) Intelligent Technology Co., Ltd. ("Sogou Hangzhou")
Hefei Jing Hong Yun Zhi Network Technology Co., Ltd. ("Jing Hong Yun Zhi")
Shanghai Sogou Network Technology Co., Ltd. ("Shanghai Sogou")
100%
100%
100%
9%
Hainan Sogou Information Technology Co., Ltd. ("Hainan Sogou")
Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. ("Shi Ji Guang Su")
Beijing Shi Ji Si Su Technology Co., Ltd. ("Shi Ji Si Su")
91%
Chengdu Easypay Technology Co., Ltd. ("Chengdu Easypay")
shareholding
Contractual arrangements, including Exclusive Equity Interest Purchase Rights Agreement, Share Pledge Agreement, Business Operation Agreement, Powers of Attorney, and Exclusive Technology Consulting and Service Agreement.

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

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries, according to CTR, and we are the fourth largest Internet company in China based on MAU in December 2018, according to CTR. Our differentiated search services, our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

Sogou Search had an 18.5% market share in China based on mobile queries in December 2018, according to CTR. Meanwhile, our mobile search MAU increased from 545 million in December 2017 to 695 million in December 2018. We focused on delivering more authoritative search results to our users with highly relevant results that more accurately respond to user queries. We also enhanced our healthcare search services and established a healthcare content ecosystem that has become an industry benchmark. With the ongoing integration of AI technology, Sogou Search continued to evolve into an intelligent Q&A engine.

In addition, we have built and share a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users through services such as search access to the vast content from Tencent’s Weixin Official Accounts, China Literature, and Zhihu. We have continued to enhance our user acquisition channels by collaborating with our strategic partners and third parties. During 2018, we deepened our collaboration with Tencent. We renewed our framework business collaboration arrangement with Tencent. As part of the arrangement, Sogou Search will remain the default search engine for a range of Tencent products that offer general search functions over the next five years.  Sogou Search will also continue to be the search partner with Weixin/WeChat as the preferred search engine for third-party search services to access external Internet content within Weixin/WeChat for the next year, and Tencent intends to extend this partnership over the next five years on an annual basis.

Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2018, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Mobile Keyboard is the third largest mobile app in China in December 2018, according to iResearch, and is China’s largest and most popular voice app, based on our internal data. In December 2018, Sogou Mobile Keyboard had 426 million mobile DAUs, and processed up to 540 million daily voice requests. Sogou Input Method interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Input Method has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have become a leader in language-centered AI capabilities, including speech, computer vision, machine translation, dialogue, and Q&A. We are applying our AI technology to empower our search and mobile keyboard businesses in a range of user cases based on our own product portfolio. We are also exploring more AI applications in multiple sectors and in various commercial settings. Our proven AI capabilities have allowed us to launch additional AI-enabled smart hardware products and will facilitate our launch of more disruptive products and services, such as virtual personal assistants (“VPAs”), to serve users anytime, anywhere.

We have recorded substantial revenue growth, with an increase from US$660.4 million in 2016 to US$908.4 million in 2017 and US$ 1.124 billion in 2018. We generate revenues primarily from search and search-related advertising services, which represented 91.0% of our total revenues in the year ended December 31, 2018.

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

Trends in China’s online search industry

The online search market in China has been growing rapidly. According to iResearch, China’s online search industry grew from RMB51.6 billion (US$7.7 billion) in 2014 to RMB85.2 billion (US$12.7 billion) in 2017. iResearch expects the industry to continue its growth to RMB117.1 billion (US$16.74 billion) in 2020 at a CAGR of 10.5% from 2017 to 2020. Advertisers have been increasingly shifting their advertising budgets toward online advertising, and there has been increased demand for industry-specific online search in key verticals, such as education, e-commerce, online games, financial services, and healthcare. Growth in the online search market has also been underpinned by the increased adoption of mobile devices and continued growth of mobile search traffic. Search engines in China have been adapting to such trends by focusing on mobile search quality through improving technological capabilities and expanding their user acquisition channels on mobile devices, which has generally resulted in increased expenditures for mobile traffic acquisition. Since the beginning of 2018 competition for mobile traffic acquisition has intensified, which has accelerated earlier trends toward higher traffic acquisition costs, which we anticipate will continue.

The online search industry has been and may in the future be affected by changes in the PRC macroeconomic and regulatory environment in China. For example, unfavorable macroeconomic conditions in China dampened the online advertising sentiment in general, and regulatory headwinds for certain sectors such as gaming also had an adverse effect on advertiser spending, which affected the online search industry in 2018.

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

Ability to improve user experience

We are dedicated to addressing the evolving needs of our users by continually enhancing our suite of products and services. Our focus on enhancing user experience has led to significant growth of our user base and search traffic. MAU of our mobile search increased by 58.7% from 438 million in March 2016 to 695 million in December 2018. MAU of our Sogou Mobile Keyboard increased by 112.2% from 263 million in March 2016 to 558 million in December 2018. The following table sets forth MAU data for our mobile search, and MAU and DAU data for our Sogou Mobile Keyboard, for the months indicated:

	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018
Mobile Search
MAU (in millions)	438	442	447	457	473	483	511	545	578	581	643	695
Sogou Mobile Keyboard
MAU (in millions)	263	275	311	340	373	403	427	451	490	519	542	558
DAU (in millions)	154	167	198	226	256	283	307	331	362	386	405	424

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

Ability to broaden user acquisition channels

As users increasingly use mobile devices to access the Internet, through 2018 we actively expanded our user acquisition channels for mobile products, and in particular, partnerships with mobile device manufacturers. Mobile browsers and search applications serve as major user acquisition channels for search engine service providers. Hence, we increased the prevalence of our search engine in mobile browsers pre-installed by mobile device manufacturers, and expanded the distribution of our mobile search application and other mobile applications, in order to direct search traffic to us. We expect our traffic acquisition costs to continue to trend higher due to increasingly intensified competition for channel partnerships, which we intend to mitigate by increasingly focusing on organic channels to generate traffic growth.

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

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our search result pages and other Internet properties and third parties’ Internet properties. Revenues generated from our auction-based pay-for-click services accounted for 77.6%, 83.0%, and 83.8%, respectively, of the total revenues derived from our search and search-related advertising services in 2016, 2017, and 2018.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and benefits expenses and share-based compensation for employees involved in general corporate operations, allowances for doubtful accounts and credit losses, as well as professional service fees.

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

HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Sogou Technology qualified as an HNTE for the three years ending December 31, 2017, 2018, and 2019, and will need to re-apply for HNTE qualification in 2020. Sogou Information qualified as an HNTE for the three years ended December 31, 2018, 2019, and 2020, and will need to re-apply for HNTE qualification in 2021. Sogou Network qualified as an HNTE for the year ended December 31, 2016, 2017, and 2018, and will need to re-apply for HNTE qualification in 2019.

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises are subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status. Sogou Technology qualified in 2016, 2017 and 2018 for the preferential income tax rate of 10% for 2015, 2016 and 2017 as a KNSE and will follow the same process in 2019. Sogou Network qualified in 2016 for the preferential income tax rate of 12.5% for 2015 as a Software Enterprise.

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

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the China HK Tax Arrangement if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if such Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

PRC Value-Added Tax

We are subject to VAT at a rate of 6% or 16% depending on the type of service or product that we offer. Before May 1, 2018, we were subject to VAT at a rate of 6% or 17%.

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

The following table summarizes our historical results of operations for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	597,213	801,551	1,023,132
Other revenues	63,195	106,806	101,026
Total revenues	660,408	908,357	1,124,158
Cost of revenues (1)	302,736	457,401	693,470
Gross profit	357,672	450,956	430,688
Operating expenses:
Research and development (1)	138,364	172,829	201,739
Sales and marketing (1)	123,119	156,420	146,194
General and administrative (1)	24,567	27,821	38,072
Total operating expenses	286,050	357,070	386,005
Operating income	71,622	93,886	44,683
Interest income	5,198	9,126	8,037
Foreign currency exchange gain/(loss)	5,346	(7,082)	5,725
Other (expenses)/ income, net	(26,027)	692	41,489
Income before income tax expenses	56,139	96,622	99,934
Income tax expenses	27	14,422	1,153
Net income	56,112	82,200	98,781

(1)   Share-based compensation expense included in:

Cost of revenues	171	540	669
Research and development	5,615	16,470	10,313
Sales and marketing	1,816	4,299	1,327
General and administrative	5,259	2,414	1,895
	12,861	23,723	14,204

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues were US$908.4 million and US$1.124 billion, respectively, for the years ended December 31, 2017 and 2018, representing a year-over-year increase of 23.8%.

The following table sets forth the relative percentage of our revenues in 2017 and 2018 generated from search and search-related advertising services and from other business.

	For the Year Ended December 31
	2017	% of Revenues	2018	% of Revenues
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	801,551	88.2%	1,023,132	91.0%
Other revenues	106,806	11.8%	101,026	9.0%
Total revenues	908,357	100.0%	1,124,158	100.0%

Revenues generated from our search and search-related advertising services were US$801.6 million and US$1.023 billion, respectively, for the years ended December 31 2017, and 2018, representing a year-over-year increase of 27.6%. The increase in our search and search-related advertising revenues resulted primarily from an increase in revenues generated from our auction-based pay-for-click services, which accounted for 83.0% and 83.8%, respectively, of our search and search-related advertising revenues in 2017 and 2018. The growth in revenues from auction-based pay-for-click services resulted primarily from increases in both ARPA, and to a lesser extent, in the number of our advertisers. The ARPA for auction-based pay-for-click services was US$4,856 and US$6,168, respectively, for the years ended December 31 2017 and 2018, representing a year-over-year increase of 27.0%. The number of our auction-based pay-for-click advertisers was approximately 137,000 and 139,000, respectively, for the years ended December 31, 2017 and 2018, representing a year-over-year increase of 1.5%. The increase in ARPA was primarily attributable to a higher cost per click paid by advertisers, which we believe in turn resulted primarily from enhanced effectiveness of our advertising services, driven by machine learning technologies and big data capabilities that improved the match between advertising content and users’ search intent. Revenues generated from our mobile auction-based pay-for-click services accounted for 82% and 88%, respectively, of our total auction-based pay-for-click revenues for the years ended December 31 2017 and 2018.

Other revenues were US$106.8 million and US$101.0 million, respectively, for the years ended December 31, 2017 and 2018, representing a year-over-year decrease of 5.4%. The decrease in other revenues was primarily attributable to a decrease in revenues from sales of smart hardware products due to our phase-out of some legacy products.

Cost of Revenues

Our overall cost of revenues increased from US$457.4 million in 2017 to US$693.5 million in 2018, representing a year-over-year increase of 51.6%. The increase in cost of revenues was primarily attributable to an increase in traffic acquisition costs. We incurred traffic acquisition costs of approximately US$303.6 million and US$532.7 million, respectively, in 2017 and 2018, representing a year-over-year increase of 75.5%. The increase outpaced the increase in our search and search-related advertising revenues during the same period, primarily due to price inflation as a result of increased competition.

Gross Profit

Gross profit decreased from US$451.0 million in 2017 to US$430.7 million in 2018, representing a year-over-year decrease of 4.5%. Gross margins were 49.6% and 38.3%, respectively, for the years ended December 31, 2017 and 2018. The decrease in our gross margin from 2017 to 2018 was mainly due to higher traffic acquisition costs as a percentage of our revenues.

Operating Expenses

The following table summarizes the components of our operating expenses for 2017 and 2018:

	For the Year Ended December 31,
	2017	% of Revenues	2018	% of Revenues
	(US$ in thousands)
Operating expenses:
Research and development	172,829	19.0%	201,739	17.9%
Sales and marketing	156,420	17.2%	146,194	13.0%
General and administrative	27,821	3.1%	38,072	3.4%
Total operating expenses	357,070	39.3%	386,005	34.3%

Research and Development Expenses

Our research and development expenses increased from US$172.8 million in 2017 to US$201.7 million in 2018, representing a year-over-year increase of 16.7%. The increase was primarily attributable to an increase in salary and benefits expenses for our research and development staff driven by higher headcount and increased average salary, as well as increased outsourced product development fees, reflecting our continued efforts to strengthen our AI and other technological capabilities.

Sales and Marketing Expenses

Our sales and marketing expenses decreased from US$156.4 million in 2017 to US$146.2 million in 2018, representing a year-over-year decrease of 6.5%. The decrease was mainly attributable to decreased marketing and promotional spending for some of our mobile products.

General and Administrative Expenses

Our general and administrative expenses increased from US$27.8 million in 2017 to US$38.1 million in 2018, representing a year-over-year increase of 36.8%. The increase was primarily due to an increase in allowances for doubtful accounts and credit losses.

Other Income, Net

Other income, net increased from US$0.7 million in 2017 to US$41.5 million in 2018. The increase was primarily due to increased gains from short-term investments and gains recognized from long-term equity investments under a new accounting standard (ASC321) that became effective on January 1, 2018.

Income Tax Expenses

Our income tax expenses decreased from US$14.4 million in 2017 to US$1.2 million in 2018. The decrease was mainly due to a decrease in taxable income as a result of increased tax-exempt income and more tax credits allowed under new PRC tax regulations, as well as a relatively larger tax benefit related to the preferential tax rate that Sogou Technology was entitled to as a KNSE.

Net Income

As a result of the foregoing, we had net income of US$82.2 million and US$98.8 million, respectively, for 2017 and 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues were US$660.4 million and US$ 908.4 million, respectively, for the years ended December 31, 2016 and 2017, representing a year-over-year increase of 37.5%.

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

Other revenues were US$63.2 million and US$106.8 million, respectively, for the years ended December 31, 2016 and 2017, representing a year-over-year increase of 69.0%. The increase in other revenues was primarily attributable to the increase in revenues from IVAS , and sales of smart hardware products.

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

Recognition of Revenues

On January 1, 2018, we adopted ASC 606, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605. The adoption did not have a material impact on retained earnings as of January 1, 2018 and our financial statements as of and for the year ended December 31, 2018.

The adoption of ASC 606 mainly resulted in a change to our accounting policy for advertising-for-advertising barter transactions. Under ASC 605, revenues or expenses from barter transactions were recognized at fair value during the period in which the advertisements were provided only if the fair value of the advertising services surrendered in the transaction was determinable based on the entity’s own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that was readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction was not determinable, the barter transaction would be recorded based on the carrying amount of the advertising surrendered, which would likely be zero. ASC 606 has suspended the above guidance of ASC 605 and provides that when the contract consideration from a customer is in forms other than cash, the revenue will be measured at the fair value of the non-cash consideration, or indirectly measured by reference to the standalone selling price of the goods or services promised to the customer if the fair value of the non-cash consideration cannot be reasonably estimated.

For the years ended December 31, 2016, and 2017, we engaged in certain advertising barter transactions for which the fair value was not determinable under ASC 605 and therefore no revenues or expenses derived from these barter transactions were recognized. For the year ended December 31, 2018, because of the adoption of ASC 606, we estimated the fair value of advertising services received in barter transactions and recognized US$21.8 million in revenues, with a corresponding increase in cost of revenues and sales and marketing expenses. The adoption of ASC 606 did not have a material impact on our consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity as of and for the year ended December 31, 2018.

Under Topic 606, we recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

Step 1: identification of the contract, or contracts, with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, we satisfy a performance obligation.

Our revenues are derived primarily from search and search-related advertising services. We also derive revenues from IVAS, which consists primarily of our operation of Web games and mobile games developed by third parties and provision of online reading services, and from other products and services, including smart hardware products. The following table presents revenues disaggregated by revenue source, net of VAT.

	For the Year Ended December 31,
	2016(1)	2017(1)	2018(2)
	(US$ in thousands)

Search and search-related advertising revenues	597,213	801,551	1,023,132
Other revenues	63,195	106,806	101,026
Total	660,408	908,357	1,124,158

(1) As noted above, prior period amounts have not been adjusted, pursuant to the modified retrospective method.

(2) The search and search-related advertising revenues and total revenues for the year ended December 31, 2018 would be US$1.001 billion and US$1.102 billion without adoption of ASC 606.

Search and Search-related Advertising Revenues

We procure a majority of our search and search-related advertisers through advertising agencies. Discounts and other cash incentives provided to the advertising agencies are accounted for as a reduction of revenues.

Pay-for-click Services

Pay-for-click services enable advertisers’ promotional links to be displayed on our search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay-for-click services, we introduce Internet users to our advertisers through our auction-based pay-for-click systems and charge advertisers on a per click basis when the users click on the displayed links. The performance obligation of pay-for-click services is satisfied at the point in time when the users click on the displayed links, and revenue for pay-for-click services is recognized on a per click basis.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on our Internet properties. For time-based advertising services, the performance obligation is satisfied over time when the advertising links are displayed over the contract periods, and revenue is normally recognized on a straight-line basis over the contracted displaying period. For performance-based advertising services, for example, the advertisers are charged based on the times that users download from the displayed links, and the performance obligation is satisfied at the point in time when the promised performance is completed, and the revenue is recognized at the completion of the promised performance.

Our online advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. We are the principal in such arrangements because our promise to advertisers is to provide the advertising services ourselves rather than arrange for the advertising services to be provided by third parties on their Internet properties. Payments made to operators of third-party Internet properties are included in the traffic acquisition costs.

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from our operation of Web games and mobile games developed by third parties and provision of online reading services, as well as revenues from other products and services, including smart hardware products. Other revenues are recognized when our performance obligations under the applicable agreements have been satisfied.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment. The carrying value of accounts receivable is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected. Management makes estimates of the collectability of accounts receivable. In estimating the general allowance, many factors are considered, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if the financial conditions of our customers deteriorate, resulting in their inability to make payments due to us.

Receipts in advance relate to unsatisfied performance obligations at the end of the year and consist of cash payments received in advance from customers. The unused cash balances remaining in customers’ accounts are recorded as our liability. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in receipts in advance balance at the beginning of the year was US$63.5 million for the year ended December 31, 2018.

Revenues recognized in the current year from performance obligations related to prior years were not material.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i) The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of our contracts have a duration of one year or less;

(ii) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts generally do not include a significant financing component; and

(iii) We generally expense sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

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

Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which we can exercise significant influence but do not own a majority equity interest or have control, the equity method is applied. For entities over which we do not have significant influence, the cost method was applied before the adoption of ASC321 effective as of January 1, 2018; after the adoption of ASC 321, these investments should generally be measured at fair value, with gains or losses resulting from changes in fair value recognized in earnings. Based on ASC 321, an entity may elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying values due to re-measurement based on observable price changes of the equity investments in current earnings. As of December 31, 2018, all of our equity investments were accounted as equity investments without readily determinable fair values.

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

Our financial instruments primarily include cash equivalents, short-term investments, accounts receivable, loans and interest receivable, accounts payables, accrued and other short term liabilities, and amounts due from/to related parties. The carrying values of these balances approximates their fair values due to the current and short term nature of the balances.

Share-Based Compensation Expense

Share-based compensation expense arises from share-based awards, including share options for the purchase of our ordinary shares granted by us to our management and other key employees and granted by Sohu to its management and other key employees who to some extent provide services to us and certain members of our management and other of our key employees, or Sogou Share-based Awards; restricted share units and options for the purchase of Sohu ordinary shares granted by Sohu to our employees, or Sohu Share-based Awards; and restricted share units granted by Tencent previously to certain persons who became our employees when Tencent’s Soso search-related businesses were transferred to us in 2013, or the Tencent Share-based Awards.

Sogou Share-based Awards

In determining the fair value of share options granted, a binomial option-pricing model (the “BP Model”) is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. Prior to the completion of our initial public offering, the fair values of the ordinary shares were assessed using the income approach /discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. After the completion of our initial public offering, the fair values of the ordinary shares were determined based on the trading price of our ADSs in the public market.

Share-based compensation expense for share options granted to our employees was measured based on their grant-date fair values. For options with only a service requirement, share-based compensation expense was recognized on an accelerated basis over the requisite service period. For options with both a service requirement and a performance target, share-based compensation expense was recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year. For options vesting subject to an initial public offering, share-based compensation expense was recognized on an accelerated basis over the requisite service period after the completion of our initial public offering on November 13, 2017. The number of share-based awards for which the service was not expected to be rendered over the requisite period was estimated, and the related compensation expense was not recorded for the number of awards so estimated.

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

Sohu Share-based Awards

In determining the fair value of share option awards for Sohu ordinary shares, the BP Model was applied; in determining the fair value of restricted share units settleable in Sohu ordinary shares, the public trading price of the underlying shares on the grant date was applied.

Share-based compensation expense for share options and restricted share units granted under Sohu’s share-based incentive plans is recognized on an accelerated basis over the requisite service period. The number of share awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards.

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

As of December 31, 2018, we had cash and cash equivalents and short-term investments of US$1.04 billion. Of our cash and cash equivalents and short-term investments, 40% were held in fourteen financial institutions in mainland China, 31% were held in four financial institutions in Hong Kong, and 14% were held in one financial institution in Macau. The remaining cash and cash equivalents were held in one financial institution in New York. Our VIEs held US$27.8 million of our cash and cash equivalents and short-term investments, and US$1.01 billion was held outside of our VIEs.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities over the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Net cash provided by operating activities	150,487	182,376	144,958
Net cash used in investing activities	(95,627)	(407,402)	(650,797)
Net cash (used in)/provided by financing activities	4	618,942	1
Effect of exchange rate changes on cash and cash equivalents	(13,270)	14,213	(3,194)
Net increase in cash and cash equivalents	41,594	408,129	(509,032)
Cash and cash equivalents at beginning of the year	244,484	286,078	694,207
Cash and cash equivalents at end of the year or period	286,078	694,207	185,175

Net Cash Provided by Operating Activities

For the year ended December 31, 2018, US$145.0 million net cash provided by operating activities consisted primarily of our net income of US$98.8 million, adjusted by (i) the add back of non-cash items consisting of US$61.9 million in depreciation and amortization expense, US$14.2 million of share-based compensation expense, and US$9.1 million in allowances for doubtful accounts and credit losses; (ii) offset by non-cash items of US$18.0 million in gains from re-measurement of long-term equity investments, a US$16.8 million increase in working capital as a result of growth in our revenues, and US$9.9 million in gains from changes in the fair values of short-term investments.

For the year ended December 31, 2017, US$182.4 million net cash provided by operating activities consisted primarily of our net income of US$82.2 million, adjusted by (i) the add back of non-cash items consisting of US$49.6 million in depreciation and amortization expense and US$23.7 million of share-based compensation expense, and a US$31.4 million increase in cash due to changes in working capital; (ii) offset by a non-cash item of US$4.1 million in deferred tax benefit.

For the year ended December 31, 2016, US$150.5 million net cash provided by operating activities consisted primarily of our net income of US$56.1 million, adjusted by (i) the add back of non-cash items consisting of US$35.2 million in depreciation and amortization expense and US$12.9 million of share-based compensation expense, and a US$50.0 million increase in cash due to changes in working capital; (ii) offset by a non-cash item of US$3.1 million of deferred tax benefit.

Net Cash Used in Investing Activities

For the year ended December 31, 2018, US$650.8 million net cash used in investing activities consisted primarily of US$1.678 billion for purchase of short-term investments, which consist of time deposits and financial instruments issued by banks, US$98.8 million for investments in financing receivables, US$75.8 million for fixed asset purchases, and US$19.9 million for purchase of long-term investments; offset by US$1.162 billion in proceeds from short-term investments and US$60.0 million from collection of financing receivables.

For the year ended December 31, 2017, US$407.4 million net cash used in investing activities consisted primarily of US$345.5 million for purchase of short-term investments, US$64.0 million for fixed asset purchases, and US$7.0 million for purchase of long-term investments.

For the year ended December 31, 2016, US$95.6 million net cash used in investing activities consisted primarily of US$86.4 million for fixed asset purchases and US$8.2 million in long-term investments consisting mainly of amounts invested in equity shares of Zhihu.

Net Cash (Used in)/Provided by Financing Activities

For the year ended December 31, 2018, cash movement resulting from financing activities was insignificant.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, consisting primarily of servers, Internet network equipment, and leasehold improvements. Our expenditures for purchase of fixed assets of US$86.4 million, US$64.0 million, and US$75.8 million, respectively, in 2016, 2017, and 2018 were mainly to support increases in our user traffic and new products and services.

Contractual Obligations and Commercial Commitments

As of December 31, 2018, we had contractual obligation and commercial commitments, relating to operating lease, bandwidth purchase, content and service purchase, and other obligations, as follows:

	Operating Lease Obligations	Bandwidth Purchases	Content and Other Purchases	Others	Total
	(US$ in thousands)
2019	15,884	62,329	248	5,221	83,682
2020	6,805	1,067	—	—	7,872
2021	5,974	311	—	—	6,285
2022	799	—	—	—	799
2023	271	—	—	—	271
Thereafter	—	—	—	—	—
Total	29,733	63,707	248	5,221	98,909

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

Impact of Recently Issued Accounting Standards

On February 25, 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases,” which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted.  Based on our preliminary assessment, we expect to record a right-of-use asset of approximately $25.4 million and a lease liability of approximately $23.1 million on the adoption date of January 1, 2019, primarily related to our leased office space. We will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. We expect to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In June 2018, the FASB issue ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” which provides guidance about the amendments in nonemployee share-based payment accounting. The amendments in this guidance are effective for publicly-traded business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than the date of an entity’s adoption of Topic 606. We do not expect this guidance to have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, China.

Directors and Executive Officers	Age	Position
Charles (Chaoyang) Zhang	54	Chairman of the Board of Directors
Xiaochuan Wang	40	Director and Chief Executive Officer
Yu Yin	42	Director
Joanna (Yanfeng) Lu	48	Director
Hongtao Yang	39	Chief Technology Officer
Tao Hong	41	Chief Marketing Officer
Joe (Yi) Zhou (1)	42	Chief Financial Officer
Bin Gao (2)	56	Independent Director
Janice Lee (2)	48	Independent Director
Jinmei He (2)	49	Independent Director

(1) Mr. Zhou was appointed as our Chief Financial Officer effective January 22, 2018. James Deng, our former Chief Financial Officer, has resumed his former role at Sohu, our controlling shareholder.

(2) A member of the audit committee of our Board of Directors.

Charles Zhang is the Chairman of our Board of Directors. Dr. Zhang is the founder of Sohu and has been Chairman of the Board and Chief Executive Officer of Sohu since August 1996. Dr. Zhang also served as the President of Sohu from August 1996 to July 2004. Dr. Zhang is also the Chairman of the Board of Directors of Changyou.com Limited, which is a majority-owned subsidiary of Sohu that is listed on Nasdaq. Dr. Zhang has a Ph.D. in experimental physics from MIT and a Bachelor of Science degree from Tsinghua University in Beijing. Dr. Charles Zhang is a native of the People’s Republic of China.

Xiaochuan Wang has served as our Chief Executive Officer since 2010 and a member of our Board of Directors since 2010. Prior to joining us, Mr. Wang served as the senior vice president of Sohu from 2008 to 2009 and the chief technology officer of Sohu from 2009 to 2013. Mr. Wang received a Bachelor’s degree and a Master’s degree in computer science and an Executive MBA from Tsinghua University.

Yu Yin joined Tencent in 2006 and currently serves as a Corporate Vice President in charge of all of Tencent’s information feed products and young people’s entertainment communities. Mr. Yin was in charge of QQ from 2006 to 2018. Before joining Tencent, Mr. Yin worked for Microsoft for eight years. Mr. Yin received a bachelor’s degree in computer science from Grinnell College in the United States.

Dr. Bin Gao founded Invealth Capital in 2016 and currently serves as its Chief Investment Officer. Dr. Gao served as the head of strategy for Guard Capital from 2014 to 2015 and as the head of strategy for Bank of America Merrill Lynch’s Asia Pacific Rates from 2005 to 2014. Dr. Gao earned a Ph.D. in finance from New York University, a Master’s degree in astrophysics from Princeton University, and a Bachelor’s degree in space physics from the University of Science and Technology of China.

Janice Lee is the Managing Director of PCCW Media Group, a position Ms. Lee has held since 2010. Ms. Lee is in charge of PCCW’s media and entertainment businesses, including its video streaming services in 17 markets and its pay TV business in Hong Kong.   Prior to serving as the Managing Director, Ms. Lee was PCCW’s Executive Vice President of TV & New Media. Ms. Lee also serves as a board member of STX Entertainment, a Hollywood entertainment & film company in the United States. Ms. Lee received a Bachelor’s degree in economics with majors in economics, commercial law, and accounting from the University of Sydney.

Jinmei He has served as a member of our Board of Directors since October 19, 2018 and as a member of our audit committee since November 3, 2018. Ms. He has been a self-employed investor in the public equity markets and in real estate in the United States since 2005. From 2002 to 2005 Ms. He served as a Vice President of Sohu.com Inc., where she helped to establish and develop Sohu’s online game business, and from 1997 to 2001 Ms. He held various marketing and sales positions at Sohu. Ms. He received a Bachelor of Science in Civil Engineering from Southwest Jiaotong University in China, and attended the Certificate Program in Marketing at the Extension school of the University of California, Berkeley.

Joanna Lu has served as a member of our Board of Directors since 2016. Ms. Lu has been the Chief Financial Officer of Sohu since January 27, 2018. Ms. Lu joined Sohu in August 2000. From July 31, 2016 to January 26, 2018, Ms. Lu was the Acting Chief Financial Officer of Sohu. Prior to July 31, 2016, Ms. Lu was the Senior Finance Director of Sohu, in charge of day-to-day finance operations, including financial reporting, budget planning and treasury. Ms. Lu received a Bachelor’s degree in economics from the Capital University of Economics and Business in Beijing and an Executive MBA from Tsinghua University.

Hongtao Yang has served as our Chief Technology Officer since 2016. Mr. Yang joined us in 2003. Prior to serving as our Chief Technology Officer, Mr. Yang served as the general manager and oversaw the operation of our desktop department, with a focus on research and development of software products. Mr. Yang received a Bachelor’s degree and a Master’s degree in computer science from Tsinghua University.

Tao Hong has served as our Chief Marketing Officer since 2016. Mr. Hong joined us in 2005. Prior to serving as our Chief Marketing Officer, Mr. Hong served as the general manager and oversaw the operation of our marketing department. Mr. Hong received a Bachelor’s degree in electronic engineering from Tsinghua University.

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

Board of Directors

Our Board of Directors consists of Dr. Charles Zhang, Xiaochuan Wang, Yu Yin, Joanna Lu, Bin Gao, Janice Lee, and Jinmei He. Members of our Board of Directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, as amended and restated from time to time. In October 2018, Joseph Chen, who had been a member of our Board of Directors since November 2017, resigned as a member of our Board of Directors, and Jinmei He was appointed by our controlling shareholder Sohu to serve on our Board of Directors as a Sohu designee pursuant to our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association. In January 2019, Yuxin Ren, who had been a member of our Board of Directors since September 2013, resigned as a member of our Board of Directors, and Yu Yin was appointed by Tencent to serve on our Board of Directors as a Tencent designee pursuant to our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property, and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability, or obligation of our company or of any third party.

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

Audit Committee

Our audit committee consists of Bin Gao, Janice Lee, and Jinmei He. In October 2018, Joseph Chen, who had been a member of our audit committee since November 2017, resigned as a member of our Board of Directors and as a member of our audit committee, and Jinmei He was appointed by our Board of Directors to be a member of our audit committee, effective November 3, 2018. Our Board of Directors has determined that each of Mr. Gao, Ms. Lee and Ms. He satisfies the independence requirements of Rule 10A-3 under the Exchange Act, and Section 303A of the New York Stock Exchange Listed Company Manual. In addition, our Board of Directors has determined that Bin Gao meets the criteria of an audit committee financial expert as set forth in the applicable SEC rules and has accounting or related financial management expertise as set forth in the New York Stock Exchange Listed Company Manual. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our Board of Directors, and will be posted on our website at www.sogou.com. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their earlier resignation or removal. A director may be removed by ordinary resolution passed by a majority of our shareholders or by way of consent of a majority of the directors then in office before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors. Sohu, Tencent, and we have entered into a Voting Agreement that, subject to certain exceptions, gives Sohu the power to appoint a majority of our Board of Directors and for Tencent to appoint two directors. See “Related Party Transactions—Voting Agreement between Sohu and Tencent.”

Employment Agreements with Executive Officers

All of our executive officers have entered into our standard employment agreements and standard confidentiality and non-competition agreements. See “Business—Employees.”

Share Incentive Plans

We adopted a share incentive plan in October 2010, as amended from time to time and with the last amendment taking effect on August 22, 2014, or the 2010 Share Incentive Plan. The maximum number of Class A Ordinary Shares issuable under the 2010 Share Incentive Plan is 41,500,000. Share incentive awards may be granted under the 2010 Share Incentive Plan to our management and employees, and to management and employees of our present or future parents, subsidiaries, or VIEs. We also adopted a share incentive plan in October 2017, (the “2017 Share Incentive Plan and, together with the 2010 Share Incentive Plan, the “Share Incentive Plans”). The maximum number of Class A Ordinary Shares issuable under the 2017 Share Incentive Plan is 28,000,000. Share incentive awards may be granted under the 2017 Share Incentive Plan to our management and employees and management and employees of any of our present or future parents or subsidiaries. The maximum term of any share incentive award granted under the Share Incentive Plans is ten years from the grant date.

Plan Administration.   Our compensation committee, or our Board of Directors in the absence of such a committee, administers the Share Incentive Plans. The compensation committee or the Board of Directors, as appropriate, determines the terms and conditions of our awards under the Share Incentive Plans.

Types of Awards.   The following briefly describes the principal features of the various awards that may be granted under the Share Incentive Plans.

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

As of March 15, 2019, we had contractually granted options for the purchase of 39,128,230 Class A Ordinary Shares under the 2010 Share Incentive Plan and options for the purchase of 842,500 Class A Ordinary Shares under the 2017 Share Incentive Plan.

Compensation of Directors and Executive Officers

During the year ended December 31, 2018, we paid an aggregate of US$2,410,246 in cash compensation to our executive officers, and we did not grant any options or other equity incentive awards to our directors or our executive officers. None of our directors have service contracts that provide for benefits upon termination of employment.

Grants of Shares and Options to Directors and Executive Officers

The following table summarizes, as of the date of this annual report, outstanding share options and Class A Ordinary Shares beneficially held by our directors and executive officers that were granted under our 2010 Share Incentive Plan:

Directors and Executive Officers	Class A Ordinary Shares underlying outstanding options and Class A Ordinary Shares subject to vesting		Exercise price	Date of grant	Expiration date
Xiaochuan Wang	4,320,000	(1)	US$0.625	1/31/2013	N/A

Hongtao Yang	600,000	(2)	Nominal	6/15/2013	—
Tao Hong	600,000	(3)	Nominal	6/15/2013	—
Joe (Yi) Zhou	200,000	(4)	Nominal	10/17/2017	10/17/2027

(1) Consists of Class A Ordinary Shares beneficially held by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options. Such Class A Ordinary Shares are subject to vesting in three equal installments upon the second, third, and fourth anniversaries of the completion of our initial public offering.

(2) Consists of Class A Ordinary Shares beneficially held by Mr. Yang that were issued upon Mr. Yang’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in two equal installments upon our achievement of certain annual performance milestones for 2018 and 2019.

(3) Consists of Class A Ordinary Shares beneficially held by Mr. Hong that were issued upon Mr. Hong’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in two equal installments upon our achievement of certain annual performance milestones for 2018 and 2019.

(4) Consists of options to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in four equal installments upon our achievement of certain annual performance milestones for 2017, 2018, 2019, and 2020. As of the date of this annual report, options for the purchase of 50,000 Class A Ordinary Shares are vested.

Employees

As of December 31, 2018, we had approximately 2,789 employees. We also engaged independent contractors to support our research and development, product development, and sales and marketing departments, and had approximately 224 such independent contractors on average during the 2018 fiscal year. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2019 by:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of our shares.

	Class A Ordinary Shares (1)(2)	Class B Ordinary Shares (1)	Percentage of Class A Ordinary Shares and Class B Ordinary Shares	Percentage of Total Voting Power
Directors and Executive Officers:
Charles Zhang (3)	24,686,863	—	6.2%	0.8%
Xiaochuan Wang (4)	21,216,400	—	5.3%	0.7%
Yu Yin	—	—	—	—
Joanna Lu	*	—	*	*
Hongtao Yang	*	—	*	*
Tao Hong	*	—	*	*
Joe Zhou	*	—	*	*
Bin Gao	—	—	—	—
Janice Lee	—	—	—	—
Jinmei He	—	—	—	—
All directors and executive officers as a group	50,001,263	—	12.6%	1.7%
Principal Shareholders:
Sohu (5)	3,717,250	127,200,000	33.0%	43.9%
Tencent (6)		151,557,875	38.2%	52.2%
Charles Zhang (3)	24,686,863	—	6.2%	0.8%

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

(2)  Includes an aggregate of 5,520,000 Class A Ordinary Shares beneficially owned by certain of our executive officers that are considered outstanding for legal purposes and are subject to forfeiture if vesting conditions are not met, but are treated as treasury stock for accounting purposes.

(3)  Consists of 24,686,863 Class A Ordinary Shares held of record by Photon Group Limited. Dr. Zhang is one of the directors of Photon Group Limited and may be deemed to beneficially own such 24,686,863 Class A Ordinary Shares. The business address of Photon Group Limited is c/o Level 18, Sohu.com Media Plaza, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Dr. Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(4)  Includes (i) 16,896,400 Class A Ordinary Shares, of which 2,016,400 Class A Ordinary Shares are represented by 2,016,400 ADSs, held by Winsor Glory Limited, a British Virgin Islands company beneficially owned by Mr. Wang, and (ii) 4,320,000 Class A Ordinary Shares held through a British Virgin Islands trust of which Mr. Wang is the beneficiary that are subject to vesting in three equal installments upon the second, third and fourth anniversaries of the completion of our initial public offering. The business address of Winsor Glory Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)  Sohu is our controlling shareholder. Consists of shares held by Sohu through an indirect wholly-owned subsidiary, Sohu.com (Search) Limited. The 3,717,250 Class A Ordinary Shares are held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards. The 127,200,000 Class B Ordinary Shares are held by Sohu for its own account. In addition to the share ownership disclosed in the above table, Sohu may be deemed to have beneficial ownership attributable to (i) shared voting power with respect to 45,578,896 Class B Ordinary Shares held by Tencent as a result of the voting agreement between Sohu and Tencent, and (ii) shared voting power with respect to 49,976,363 Class A Ordinary Shares beneficially owned by members of our management as a result of the voting agreement dated September 16, 2013 among Sohu, Photon Group Limited, and members of our management. Through its ownership of Class B Ordinary Shares and the voting agreement with Tencent, Sohu will have the right to appoint a majority of our Board of Directors. See “Related Party Transactions—Voting Agreement between Sohu and Tencent.” The business address of Sohu.com (Search) Limited is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(6)  Consists of shares held by Tencent through a wholly-owned subsidiary, THL A21 Limited. The business address of THL A21 Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. In addition to the share ownership disclosed in the above table, as a result of the voting agreement between Sohu and Tencent, Tencent may be deemed to have beneficial ownership attributable to shared voting power with respect to the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu.

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

Due to the additional voting power of the Class B Ordinary Shares that will be held by Sohu and Tencent, Sohu will hold approximately 32.9% of the total of our outstanding Class A and Class B Ordinary Shares and control approximately 43.9% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; Tencent will have an indirect shareholding of approximately 38.2% of the total of our outstanding Class A and Class B Ordinary Shares and control approximately 52.2% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together will have the power to decide all matters that may be brought to a vote of our shareholders.

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

Business Collaboration with Tencent

Under our business collaboration arrangements with Tencent, Sogou Search is the default search engine on various Tencent products that provide general search offerings, such as the Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. We are entitled to retain all revenues that we generate from searches conducted on daohang.qq.com and hao.qq.com through our search engine. We are responsible for the design and operation of the PC Web directories daohang.qq.com and hao.qq.com, bear all costs of their operation, and are required to include an agreed-upon minimum amount of advertisement placements of links for use by Tencent on these home pages, free of charge. Tencent has also agreed that for its other products that offer general search functions, Sogou Search will be offered as the default general search engine to users of such products until September 2023. Our arrangements with Tencent regarding qq.com , the PC Web directories daohang.qq.com and hao.qq.com , the Mobile QQ Browser, and any other Tencent products that offer general search do not prohibit Tencent’s users from choosing general search engines of our competitors. In addition, we and Tencent have agreed to continue from September 2018 until September 2019 our initiative, which was started in October 2017, for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat, and that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period if Sogou Search meets certain requirements for user experience, and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not harm the user experience.

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

Tencent has agreed to make the content of Tencent’s Weixin Official Accounts accessible to our users through our search services, free of charge. We are not permitted, however, to collect, retrieve, or otherwise use any content of Tencent’s Weixin Official Accounts using search spider programs or other third-party channels. The collaboration period under our agreement with Tencent regarding Weixin Official Accounts expires in February 2020.

For the three years ended December 31, 2016, 2017, and 2018, we recognized revenues of nil, nil, and US$21.2 million, respectively; and total costs and expenses of US$32.7 million, US$61.6 million, and US$108.5 million, respectively, under these business collaboration arrangements with Tencent.

Voting Agreement with Sohu and Our Management

In September 2013, Sohu, Photon (the investment vehicle of Sohu’s chairman and chief executive officer Dr. Charles Zhang), our Chief Executive Officer Xiaochuan Wang, and certain other members of our management entered into a voting agreement with us, pursuant to which Photon, Xiaochuan Wang, and the other members of our management agreed to vote their Class A Ordinary Shares (not including shares acquired by Xiaochuan Wang in the public market following the completion of our initial public offering) to elect Sohu’s designees to our Board of Directors.

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

As of December 31, 2016, 2017, and 2018, we had US$70.4 million, US$1.2 million, and US$0.1 million, respectively, due to Sohu and its subsidiaries and VIEs.

As of December 31, 2016, 2017, and 2018, we had US$26.7 million, US$3.0 million, US$2.2 million, respectively, due from Sohu and its subsidiaries and VIEs.

As of December 31, 2016, 2017, and 2018, we had US$14.3 million, US$21.9 million, US$38.3 million, respectively, due to Tencent. The increase in amounts due to Tencent was in line with an increase in spending on mobile search traffic acquired from Tencent in 2017 compared to 2016, and in 2018 compared to 2017.

As of December 31, 2016, 2017, and 2018, we had US$1.4 million, US$2.3 million, US$2.7 million, respectively, due from Tencent.

Contractual Arrangements with our VIE and its Shareholders

See “Business — Organizational Structure.”

Letter Agreement with Former Chief Financial Officer

In connection with the resignation of James Deng as our Chief Financial Officer effective January 21, 2018, we entered into a letter agreement with Mr. Deng which provides that Mr. Deng would serve as a consultant to us from January 22, 2018 through July 21, 2018 in return for a fee of RMB480,000 (or approximately US$74 ,800), and that options previously granted by us to Mr. Deng for the purchase of 50,000 Class A Ordinary Shares for a nominal exercise price would become fully vested on July 21, 2018.

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

ITEM 9. THE OFFER AND LISTING

Our ADSs are listed on the New York Stock Exchange under the symbol “SOGO.” Trading in our ADSs commenced on November 9, 2017.

The following table provides the high and low reported sale prices for our ADSs on the New York Stock Exchange since the commencement of trading of our ADSs on November 9, 2019.

	Trading Price (US$)
	High	Low
2017
Full Year (from November 9)	14.70	10.85
Fourth Quarter (from November 9)	14.70	10.85
2018
Full Year	15.50	4.80
First Quarter	13.00	8.08
Second Quarter	15.50	7.91
Third Quarter	12.38	7.21
Fourth Quarter	7.56	4.80
September	8.24	7.21
October	7.56	5.38
November	6.86	5.56
December	6.51	4.80
2019
January	6.65	5.04
February	6.92	5.82
March (through March 15)	7.12	6.04

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

Differences in Corporate Law—Mergers and Similar Arrangements

The Companies Law of the Cayman Islands is modeled after similar laws in the United Kingdom but does not follow recent statutory enactments in the United Kingdom. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership, and disposition of our ADSs or Class A Ordinary Shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of the U.S. federal gift, estate, or Medicare tax, or state, local, or foreign tax, consequences of an investment in our ADSs or Class A Ordinary Shares. This discussion is based on the tax laws of the U.S. as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A Ordinary Shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A Ordinary Shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A Ordinary Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A Ordinary Shares) and thereafter as capital gain. Further, any distributions treated as dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain non-corporate U.S. holders, including individual U.S. holders, may be taxed on dividend payments at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A Ordinary Shares are readily tradable on an established securities market in the U.S., (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A Ordinary Shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed, (as our ADSs are currently) on the New York Stock Exchange. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A Ordinary Shares in the light of their particular circumstances. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Passive Foreign Investment Company

We expect that we will not be treated as a PFIC for our 2018 taxable year ended November 30, 2018. Our expectation is based on our operations and the estimated composition of our earnings and assets for the current taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we hold a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which may fluctuate (and could fluctuate considerably given that market prices of Internet companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test described below. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found to not result in our ownership of the VIEs for U.S. federal income tax purposes, we could be a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure—We depend upon contractual arrangements with our VIE Sogou Information and its shareholders for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of the entities and may be difficult to enforce.” Also, our PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, cannot be determined until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from one year to the next.

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

U.S. holders and prospective holders of our ADSs or Class A Ordinary Shares are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in ADSs or Class A Ordinary Shares.

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

Individual U.S. holders who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our Class A Ordinary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs and Class A Ordinary Shares, including the application of the rules to their particular circumstances.

Prospective purchasers of our ADSs or Class A Ordinary Shares should consult their own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Class A Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

While our reporting currency is the U.S. dollar, to date almost all of our revenues and costs, a majority of our assets, and almost all of our liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and assets may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for the year ended December 31, 2018 were US$1.124 billion and our total assets as of December 31, 2018 were US$1.463 billion, representing revenues of RMB7.715 billion and total assets of RMB10.040 billion at the exchange rate of RMB6.8632 to $1.00 in effect as of December 31, 2018. If the value of the RMB were to depreciate by 10% against the U.S. dollar, the value of the same amount of revenues and total assets in U.S. dollars would be US$1.022 billion and US$1.330 billion, respectively.

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

As of December 31, 2018, we had RMB-denominated cash and cash equivalents and short-term investments of RMB2.009 billion and U.S. dollar-denominated cash and cash equivalents of US$743.8 million. Assuming we had converted our US$743.8 million cash and cash equivalents balance into RMB at the exchange rate of RMB6.8632 to US$1.00 in effect as of December 31, 2018, we would have had a total RMB balance for cash and cash equivalents and short-term investments of RMB7.114 billion as of that date. An appreciation of the RMB of 10% against the U.S. dollar as of December 31, 2018 would have caused the total RMB balance for our cash and cash equivalents and short-term investments to be RMB6.603 billion as of that date after such a hypothetical conversion. Conversely, if we had converted our RMB2.009 billion cash and cash equivalents and short-term investments balance into U.S. dollars at the exchange rate of RMB6.8632 to US$1.00 in effect as of December 31, 2018, we would have had a total U.S. dollar balance for cash and cash equivalents and short-term investments of US$1.037 billion as of that date. A depreciation of the RMB of 10% against the U.S. dollar as of December 31, 2018 would have caused us to have a total U.S. dollar balance for our cash and cash equivalents and short-term investments of US$1.010 billion as of that date after such a hypothetical conversion.

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

Inflation Rate Risk

According to the National Bureau of Statistics of China, the consumer price index grew 2.1% in 2018, compared to an increase of 1.6% in 2017. While the increase in the rate of inflation for 2018 compared to 2017 did not have a significant adverse effect on our business, any additional increases in the future could have an adverse effect on our business.

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

Pursuant to an agreement dated November 8, 2017 between us and the Bank of New York Mellon, the depositary for our ADSs, in March 2018 the depositary reimbursed us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, the New York Stock Exchange listing application and listing fees, and related expenses, in the amount of US$8,659,456, which is net of U.S. withholding tax, related to the establishment of our American depositary receipt facility.

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

We received net proceeds of approximately US$622.1 million from the offering, after deducting underwriting discounts and commissions of approximately $32.9 million and other expenses of approximately $3.3 million. None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.  J.P. Morgan, Credit Suisse, Goldman Sachs, and CICC acted as joint book runners for our initial public offering and as the representatives of the underwriters.

As of December 31, 2018, we had used an insignificant amount of the net proceeds of our initial public offering, as the net cash provided by our operations was sufficient to cover our capital needs.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 and 15d-15 under the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, and its affiliates for the periods indicated below.

	For the year ended December 31,
	2017	2018
	US$	US$
	(US$ in thousands)
Audit fees (1)	1,747	1,059
Tax fees (2)	—	65
Audit related fees (3)	37	—
All other fees	77	57
Total	1,861	1,181

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sogou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1 (1)	Seventh Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Registrant

2.1(2)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2 (1)	Registrant’s Specimen Certificate for Class A ordinary shares

2.3(2)	Deposit Agreement, dated November 8, 2017, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares

4.1 (1)	2010 Share Incentive Plan

4.2 (2)	2017 Share Incentive Plan, as amended and restated

4.3 (1)	English Translation of Form of Employment Agreement with Executive Officers

4.4 (1)	English Translation of Form of Non-Competition Agreement with Executive Officers

4.5 (1)	English Translation of Form of Confidentiality Agreement with Executive Officers

4.6 (1)	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of Sogou Management, as amended as of August 11, 2017

4.7 (1)	Voting Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited

4.8 (1)	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited

4.9 (1)	English Translation of Loan Agreement, dated December 2, 2013, between Sogou Technology and Xiaochuan Wang

4.10 (1)	English Translation of Exclusive Equity Interest Purchase Rights Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information

4.11 (1)	English Translation of Share Pledge Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information

4.12 (1)	English Translation of Power of Attorney, dated December 2, 2013, by the shareholders of Sogou Information in favor of Sogou Technology

4.13 (1)	English Translation of Business Operation Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information

4.14 (1)	English Translation of Exclusive Technology Consulting and Service Agreement, dated September 26, 2010, between Sogou Technology and Sogou Information

4.15 (1)	Form of Indemnification Agreement with the Registrant’s Directors

4.16 (1) †

English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shi Ji Guang Su.

4.17 *	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search, dated March 1, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.

4.18 (1)

English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shi Ji Guang Su and Sohu.com Limited.

4.18A*

English Translation of Amendment to Amended and Restated Business Development and Resource Sharing Agreement, dated September 20, 2018, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shi Ji Guang Su, and Sohu.com Limited.

4.19 (1)	Sohu.com Internet Plaza Office Building Lease, dated December 30, 2016, between Sogou Network and Beijing Sohu New Media Information Technology Co., Ltd., as amended and supplemented

4.20(2)	Letter Agreement, dated January 21, 2018, between Sogou Inc. and James Deng

8.1*	Subsidiaries of the Registrant

11.1 (1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to our Registration Statement on Form F-1(file no. 333-220928) filed with the Securities and Exchange Commission on October 13, 2017.

(2) Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

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

Date: March 28, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sogou Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sogou Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 28, 2019

We have served as the Company’s auditor since 2017.

SOGOU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$694,207	$185,175
Short-term investments	339,006	851,327
Account and financing receivables, net	69,967	142,886
Prepaid and other current assets	15,091	40,122
Due from related parties	2,971	2,608
Total current assets	1,121,242	1,222,118
Long-term investments, net	30,152	63,305
Fixed assets, net	139,209	147,495
Goodwill	5,908	5,625
Intangible assets, net	1,328	1,349
Deferred tax assets, net	15,006	13,793
Other assets (including due from related parties of US$2,337 and US$2,224, respectively, as of December 31, 2017 and 2018)	8,191	9,159
Total assets	$1,321,036	$1,462,844
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities, or “VIEs”, without recourse to the Company of US$18,955 and US$57,051, respectively, as of December 31, 2017 and 2018)	$73,018	$108,679
Accrued and other short-term liabilities (including accrued and other short-term liabilities of consolidated VIEs without recourse to the Company of US$44,751 and US$49,493, respectively, as of December 31, 2017 and 2018)	164,269	151,399
Receipts in advance (including receipts in advance of consolidated VIEs without recourse to the Company of US$7,889 and US$3,647, respectively, as of December 31, 2017 and 2018)	66,199	65,324
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of US$1,292 and US$1,692, respectively, as of December 31, 2017 and 2018)	29,719	32,079
Taxes payable (including taxes payable of consolidated VIEs without recourse to the Company of US$9,232 and US$6,582, respectively, as of December 31, 2017 and 2018)	56,481	60,433
Due to related parties (including due to related parties of consolidated VIEs without recourse to the Company of US$20,394 and US$20,552, respectively, as of December 31, 2017 and 2018)	23,109	38,425
Total current liabilities	412,795	456,339
Total liabilities	$412,795	$456,339
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.001 par value, 571,242,125 shares authorized, 123,314,237 and 123,906,300 shares issued, 108,080,937 and 112,595,500 shares outstanding as of December 31, 2017 and 2018)	$112	$118
Class B Ordinary Shares (US$0.001 par value, 278,757,875 shares authorized, issued, and outstanding as of December 31, 2017 and 2018)	279	279
Additional paid-in capital	913,147	929,818
Treasury stock (US$0.001 par value, 15,233,300 and 11,310,800 shares as of December 31, 2017 and 2018, respectively)	(27,869)	(27,870)
Retained earnings	27,178	125,959
Accumulated other comprehensive loss	(4,606)	(21,799)
Total shareholders’ equity	908,241	1,006,505
Total liabilities and shareholders’ equity	$1,321,036	$1,462,844

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the Year Ended December 31,
	2016	2017	2018
Revenues:
Search and search-related advertising revenues (including transactions with related parties of US$6,273, US$10,461, and US$32,735, respectively, for 2016, 2017 and 2018)	$597,213	$801,551	$1,023,132
Other revenues (including transactions with related parties of US$2,449, US$5,486 and US$9,137, respectively, for 2016, 2017 and 2018)	63,195	106,806	101,026
Total revenues	660,408	908,357	1,124,158
Cost of revenues (1) (including transactions with related parties of US$36,487, US$67,653 and US$115,993 respectively, for 2016, 2017 and 2018)	302,736	457,401	693,470
Gross profit	357,672	450,956	430,688
Operating expenses:
Research and development (1) (including transactions with related parties of US$6,619, US$8,233 and US$7,635, respectively, for 2016, 2017 and 2018)	138,364	172,829	201,739
Sales and marketing (1) (including transactions with related parties of US$3,788, US$3,010 and US$2,123, respectively, for 2016, 2017 and 2018)	123,119	156,420	146,194
General and administrative (1) (including transactions with related parties of US$81, US$131 and US$367, respectively, for 2016, 2017 and 2018)	24,567	27,821	38,072
Total operating expenses	286,050	357,070	386,005
Operating income	71,622	93,886	44,683
Interest income	5,198	9,126	8,037
Foreign currency exchange gain/(loss)	5,346	(7,082)	5,725
Other (expenses)/income, net	(26,027)	692	41,489
Income before income tax expenses	56,139	96,622	99,934
Income tax expenses	27	14,422	1,153
Net income	56,112	82,200	98,781
Net income attributable to Sogou Inc.	$56,112	$82,200	$98,781
Less: Dividends attributable to Preferred Shareholders	28,092	24,388	—
Net income attributable to ordinary shareholders	$28,020	$57,812	$98,781
Net income	56,112	82,200	98,781
Other comprehensive (loss)/income, net of nil tax:
Foreign currency translation adjustment	(9,365)	13,216	(17,193)
Comprehensive income	$46,747	$95,416	$81,588
Net income per ordinary share—basic	$0.12	$0.22	$0.25
Net income per ordinary share—diluted	$0.11	$0.20	$0.25

(1)       Share-based compensation expense included in:

Cost of revenues	$171	$540	$669
Research and development	5,615	16,470	10,313
Sales and marketing	1,816	4,299	1,327
General and administrative	5,259	2,414	1,895
	$12,861	$23,723	$14,204

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

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2018

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Stock	Earnings	Loss	Equity
Balance as of January 1, 2018	386,838,812	$391	$913,147	$(27,869)	$27,178	$(4,606)	$908,241
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	4,514,563	5	1,797	—	—	—	1,802
Contribution from Sohu (Note 3u)	—	—	670	—	—	—	670
Share-based compensation expense for Sogou share-based awards	—	—	14,116	—	—	—	14,116
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	88	—	—	—	88
Net income	—	—	—	—	98,781	—	98,781
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(17,193)	(17,193)
Others	—	1	—	(1)	—	—	—
Balance as of December 31, 2018	391,353,375	$397	$929,818	$(27,870)	$125,959	$(21,799)	$1,006,505

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2016	2017	2018
Cash flows from operating activities
Net income	$56,112	$82,200	$98,781
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,886	48,205	60,690
Amortization	1,314	1,389	1,251
Gain on disposal of fixed assets	(1,400)	(988)	(882)
Allowance for doubtful accounts and credit losses	—	378	9,119
Provision for inventories	—	—	2,547
Share-based compensation expense	12,861	23,723	14,204
Research and development expenses undertaken by Sohu	788	707	670
Impairment of long-term investment	—	230	2,605
Gains from re-measurement of long-term equity investments	—	—	(18,013)
Unrealized gain from changes in fair values of short-term investments	—	(739)	(9,934)
Deferred tax benefit	(3,091)	(4,117)	691
Changes in assets and liabilities:
Accounts receivable	(13,796)	(26,955)	(37,301)
Interest on financing receivables	—	—	(5,828)
Prepaid and other current assets	155	(8,679)	(31,390)
Due from related parties	113	26,807	(5,634)
Other assets	(2,542)	(816)	(2,613)
Accounts payable	20,750	22,284	40,777
Accrued and other short-term liabilities	44,198	29,079	(4,703)
Receipts in advance	(2,850)	2,936	2,920
Accrued salary and benefits	6,556	5,561	3,217
Taxes payable	(9,185)	42,808	6,284
Due to related parties	6,618	(61,637)	17,500
Net cash provided by operating activities	150,487	182,376	144,958
Cash flows from investing activities
Cash received from disposal of fixed assets	1,405	1,739	915
Purchase of fixed assets	(86,372)	(64,025)	(75,771)
Purchase of intangible assets	(523)	(130)	(1,294)
Purchase of long-term investments	(8,162)	(7,008)	(19,886)
Investment in financing receivables	—	—	(98,774)
Collection of financing receivables	—	—	59,967
Purchase of short-term investments	(52,412)	(345,508)	(1,678,042)
Proceeds from short-term investments	50,437	7,530	1,162,088
Net cash used in investing activities	(95,627)	(407,402)	(650,797)
Cash flows from financing activities
Proceeds from exercise of options under Sogou 2010 Share Incentive Plan	4	1	1
Repurchase of Pre-IPO Class A Ordinary Shares	—	(3,190)	—
Proceeds from issuance of Class A Ordinary Shares in IPO, net of issuance costs of US$36,239	—	622,131	—
Net cash provided by financing activities	4	618,942	1
Effect of exchange rate changes on cash and cash equivalents	(13,270)	14,213	(3,194)
Net increase/(decrease) in cash and cash equivalents	41,594	408,129	(509,032)
Cash and cash equivalents at beginning of the year	244,484	286,078	694,207
Cash and cash equivalents at end of the year	$286,078	$694,207	$185,175
Supplemental cash flow disclosure:
Income tax paid	$14,078	$6,171	$14,410
Supplemental schedule of non-cash investing activity:
Fixed assets in accrued liabilities and accounts payable	$1,079	$658	$1,409
Supplemental schedule of non-cash financing activity:
Contribution from Sohu resulting from waived research and development expense paid by Sohu on behalf of the Sogou Group	$788	$707	$670
Redesignation of 32,000,000 Pre-IPO Series A Preferred Shares into Class A Ordinary Shares	$—	$20,000	$—
Redesignation of 65,431,579 Pre-IPO Series B Preferred Shares into Class B Ordinary Shares	$—	$224,404	$—

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.              NATURE OF OPERATIONS AND ORGANIZATION

Sogou Inc. (“Sogou” or the “Company”) was incorporated in the Cayman Islands on December 23, 2005 as an indirect wholly-owned subsidiary of Sohu.com Inc., which was the Company’s ultimate parent company until its dissolution on May 31, 2018. Sohu.com Limited, which was a wholly-owned subsidiary of Sohu.com Inc., became the Company’s ultimate parent company as the successor-in-interest to Sohu.com Inc. upon Sohu.com Inc.’s dissolution. Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable), together with its subsidiaries and consolidated VIEs, but, unless the context requires otherwise, excluding the businesses and the corresponding subsidiaries and VIEs of Sogou, are collectively referred to herein as “Sohu.” Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable) and its subsidiaries and consolidated VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to herein as the “Sohu Group.” The Company, together with its subsidiaries and VIEs, are collectively referred to herein as the “Sogou Group.”

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

As of December 31, 2018, the Sogou Group’s subsidiaries and VIEs were as follows:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held
Subsidiaries:
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands(“BVI”)	100%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	The People’s Republic of China (“PRC”)	100%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong Special Administrative Region (“Hong Kong”)	100%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	100%
Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”)	Incorporated on March 29, 2012	PRC	100%
Sogou Technology Hong Kong Limited (“Sogou Technology HK”)	Incorporated on August 25, 2015	Hong Kong	100%
Tianjin Sogou Network Technology Co., Ltd. (“Tianjin Sogou Network”)	Incorporated on May 18, 2017	PRC	100%
Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Shantou”)	Incorporated on November 22, 2017	PRC	100%
Sogou (Hangzhou) Intelligent Technology Co., Ltd. (“Sogou Hangzhou”)	Incorporated on April 28, 2018	PRC	100%
Hefei Jing Hong Yun Zhi Network Technology Co., Ltd. (“Jing Hong Yun Zhi”)	Incorporated on July 27, 2018	PRC	100%
VIEs:
Beijing Sogou Information Service Co., Ltd. (“Sogou Information”)	Incorporated on December 28, 2005	PRC	100%
Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. (“Shi Ji Guang Su”)	Acquired on September 16, 2013	PRC	100%
Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”)	Acquired on April 2, 2015	PRC	100%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	PRC	100%

The Company’s subsidiaries Sogou Technology, Sogou Network, Tianjin Sogou Network, Sogou Shantou, Sogou Hangzhou, and Jing Hong Yun Zhi are wholly foreign-owned enterprises (or “WFOEs”) established in the PRC. The Company’s VIEs, which consist of Sogou Information and its subsidiaries Shi Ji Guang Su, Shi Ji Si Su, and Chengdu Easypay, are controlled by Sogou Technology through a series of contractual agreements (see Note 22—VIEs).

2.              IPO AND IPO-RELATED ARRANGEMENTS

In August 2017, Sohu, Tencent, and the Company entered into a voting agreement that provides, among things, that, following the completion of the Company’s IPO, subject to certain conditions, for so long as Sohu and Tencent together hold a majority of the combined voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, Sohu will have the right to appoint a majority of the Company’s Board of Directors. Under the Company’s amended and restated articles of association of the Company, the Class A Ordinary Shares are entitled to one vote per share and the Class B Ordinary Shares, which are held solely by Sohu and Tencent, are entitled to 10 votes per share.

In November, 2017, the Company completed its IPO on the New York Stock Exchange. In the offering, 50,643,856 American depositary shares (“ADSs”), representing 50,643,856 Class A Ordinary Shares, were issued and sold to the public at a price of US$13.00 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $622.1 million. Upon the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i) 127,200,000 Pre-IPO Class A Ordinary Shares then held by Sohu and 6,757,875 Pre-IPO Class A Ordinary Shares and 79,368,421 Pre-IPO Class B Ordinary Shares then held by Tencent into Class B Ordinary Shares; (ii) 32,000,000 Pre-IPO Series A Preferred Shares then held by Photon into Class A Ordinary Shares; (iii) 65,431,579 Pre-IPO Series B Preferred Shares then held by Tencent into Class B Ordinary Shares; and (iv) the remaining Pre-IPO Class A Ordinary Shares into Class A Ordinary Shares.

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

d.                  Short-term Investments

Short-term investments consist of time deposits with original maturities of more than three months and investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, the Sogou Group elected the fair value method at the date of initial recognition and carried these investments at fair value. For both time deposits with original maturities of more than three months and financial instruments with a variable interest rate indexed to performance of underlying assets, fair values are determined based on the pervasive interest rates in the market. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other (expenses)/income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements (see Note 3z—Fair Value of Financial Instruments).

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

f.                     Financing Receivables, Net

Financing receivables consist primarily of small consumer loans to individual borrowers. Such amounts are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects the Sogou Group’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by the Sogou Group to the borrowers related to the small consumer loans are generally within one year. The allowance for credit losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis and is estimated on a quarterly basis or more often as necessary based on the delinquency rate, the aging of the amount due and other relevant factors.

g.                  Short-term Receivables and Payables

Prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, receipts in advance and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature.

h.                  Inventory

Inventory, which mainly consists of smart hardware products, is recorded at the lower of cost or net realizable value. Cost of inventory is determined using the first-in-first-out cost method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs and disposal and transportation expenses. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value for obsolete and slow-moving goods.

i.                     Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which the Sogou Group can exercise significant influence but in which it does not own a majority equity interest or control, the equity method is applied. For entities over which the Sogou Group does not have significant influence, the cost method was applied before the adoption of ASC321 effective as of January 1, 2018; after the adoption of ASC 321, these investments should generally be measured at fair value with gains or losses resulting from changes in fair value recognized in earnings. Based on ASC 321, an entity may elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report in current earnings changes in the carrying value due to re-measurement based on observable price changes of the equity investments. As of December 31, 2018, all of the Sogou Group’s equity investments were accounted as equity investments without readily determinable fair values.

j.                     Fixed Assets

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

k.                  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Sogou Group’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, the Sogou Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Sogou Group chooses to directly apply the quantitative impairment test, which consists of a two-step quantitative impairment test. The first step is comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Sogou Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Sogou Group must perform the second step of the two-step quantitative goodwill impairment test to measure the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill, which is the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities included in the reporting unit, with the carrying amount of that goodwill.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Prior to the completion of the Company’s IPO, the judgment in estimating the fair value of reporting units included estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. After the completion of the Company’s IPO, the fair value of reporting units is determined based on the trading price of the Company’s ADSs in the public market.

l.                     Intangible Assets

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

m.               Impairment of Long-lived Assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Sogou Group compares the carrying amount of the long-lived asset group with the sum of undiscounted cash flows expected to result from the use and eventual disposal of the asset group. If the carrying amount exceeds the sum of undiscounted cash flows, the Sogou Group will measure any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Sogou Group’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Sogou Group’s business model is determined by the Sogou Group’s management. An impairment charge would be recorded if the Sogou Group were to determine that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized would be measured by the amount by which the carrying values of the assets exceeded the fair value of the assets.

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

o.                  Revenue Recognition

On January 1, 2018, the Sogou Group adopted ASC 606, using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605. The adoption did not have a material impact on retained earnings as of January 1, 2018 and the financial statements as of and for the year ended December 31, 2018.

The adoption of ASC 606 mainly resulted in a change to the Sogou Group’s accounting policy for advertising-for-advertising barter transactions. Under ASC 605, revenue and expense were recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction was determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction was not determinable, the barter transaction was to be recorded based on the carrying amount of the advertising surrendered, which would likely be zero. ASC 606 has suspended the guidance of ASC 605 and provides that when the contract consideration from a customer is in forms other than cash, the revenue will be measured at the fair value of the noncash consideration, or indirectly measured by reference to the standalone selling price of the goods or services promised to the customer if the fair value of the non-cash consideration cannot be reasonably estimated. For the years ended December 31, 2016 and 2017, the Sogou Group engaged in certain advertising barter transactions for which the fair value of the service surrendered was not determinable under ASC 605 and therefore no revenues or expenses derived from these barter transactions were recognized. For the year ended December 31, 2018, because of the adoption of ASC 606, the Sogou Group estimated the fair value of the advertising services received in barter transactions and recognized US$21,817 in revenues, with a corresponding increase in cost of revenues and sales and marketing expenses. The adoption of ASC 606 did not have a material impact on the Sogou Group’s consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity for the year ended December 31, 2018.

Under Topic 606, the Sogou Group recognizes revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Sogou Group expects to be entitled to in exchange for those goods or services.

The Sogou Group determines revenue recognition through the following steps:

Step 1: identification of the contract, or contracts, with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, the Sogou Group satisfies a performance obligation.

The Sogou Group is principally engaged in offering search and search-related advertising services including pay-for-click services and other online advertising services. The Sogou Group also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, and offers other products and services including smart hardware products. The following table presents revenues disaggregated by revenue source, net of value-added tax (“VAT”).

	For the Year Ended December 31,
	2016(1)	2017(1)	2018(2)

Search and search-related advertising revenues	$597,213	$801,551	$1,023,132
Other revenues	63,195	106,806	101,026
Total	$660,408	$908,357	$1,124,158

(1) As noted above, prior-period amounts have not been adjusted, pursuant to the modified retrospective method.

(2) The search and search-related advertising revenues and total revenues for the year ended December 31, 2018 would be US$1,001,315 and US$1,102,341, respectively, without the adoption of ASC 606.

Search and Search-related Advertising Revenues

The Sogou Group procures a majority of its search and search-related advertisers through advertising agencies. Discounts and other cash incentives provided to the advertising agencies are accounted for as a reduction of revenues.

Pay-for-click Services

Pay-for-click services enable advertisers’ promotional links to be displayed on the Sogou Group’s search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay-for-click services, the Sogou Group introduces Internet users to its advertisers through the auction-based systems and charge advertisers on a per-click basis when the users click on the displayed links. The performance obligation of pay-for-click services is satisfied at the point in time when users click on the displayed links, and revenue for pay-for-click services is recognized on a per-click basis.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on the Sogou Group’s Internet properties. For time-based advertising services, the performance obligation is satisfied over time when the advertising links are displayed over the contract periods, and therefore revenue is normally recognized on a straight-line basis over the contracted display period. For performance-based advertising services, for example, the advertisers are charged based on the times that users download from the displayed links, the performance obligation is satisfied at the point in time when the promised performance is completed, and the revenue is recognized upon the completion of the promised performance.

The Sogou Group’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. The Sogou Group is the principal in such arrangement because its promise to advertisers is to provide the advertising services itself rather than to arrange for the advertising services to be provided by third parties on their Internet properties. Payments made to operators of third-party Internet properties are included in the traffic acquisition costs.

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties and the provision of online reading services, as well as revenues from other products and services, including smart hardware products, offered by the Sogou Group. Other revenues are recognized when the Sogou Group’s performance obligations under the applicable agreements are satisfied.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Sogou Group has satisfied its performance obligations and has the unconditional right to payment.

Receipts in advance relates to unsatisfied performance obligations at the end of the year and consists of cash payments received in advance from customers. The unused cash balances remaining in customers’ accounts are recorded as a liability of the Sogou Group. Due to the generally short-term duration of the Sogou Group’s contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was US$63,459 for the year ended December 31, 2018.

Revenues recognized in the current year from performance obligations related to prior years were not material.

Practical Expedients

The Sogou Group has used the following practical expedients as allowed under ASC 606:

(i) The transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Sogou Group’s contracts have a duration of one year or less;

(ii) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Sogou Group has determined that its contracts generally do not include a significant financing component; and

(iii) The Sogou Group generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

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

r.                    Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travel expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses incurred for promoting the Sogou Group’s products, services and brand. The Sogou Group recognizes advertising and promotional expenses as incurred. Total advertising and promotional expenses were US$94,775, US$117,553, and US$102,098, respectively, for the years ended December 31, 2016, 2017 and 2018.

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

Sogou Share-based Awards

In determining the fair value of share options granted, a binomial option-pricing model (the “BP Model”) is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. Prior to the completion of the Company’s IPO, the fair values of the ordinary shares were assessed using the income approach/discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. After the completion of the Company’s IPO, the fair values of the ordinary shares were determined based on the trading price of the Company’s ADSs in the public market.

Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values. For options with only a service requirement, share-based compensation expense is recognized on an accelerated basis over the requisite service period. For options with both a service requirement and performance targets, share-based compensation expense is recognized over the estimated period during which both the service period requirement and the performance targets will be met. For options vesting subject to an IPO, share-based compensation expense is recognized on an accelerated basis over the requisite service period after the completion of Sogou’s IPO on November 13, 2017. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated.

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

Sohu Share -based Awards

In determining the fair value of Sohu share options granted, a BP Model is applied; in determining the fair value of restricted share units granted, the public trading price on the grant dates of the underlying shares is applied.

Share-based compensation expense for share options and restricted share units granted under Sohu’s share-based incentive plans is recognized on an accelerated basis over the requisite service period. The number of share awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards so estimated.

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

u.                  Cost Allocations

The Sogou Group’s consolidated statements of comprehensive income comprise all the related costs of operations of the Sogou Group, which include an allocation of certain research and development expenses paid by Sohu for Sogou to provide technical support to the search and search-related businesses; and Sohu share-based awards granted to Sogou employees. These allocations are based on a variety of factors, depending upon the nature of the expenses being allocated, including the number of employees and the percentage of computer system’s workload that is for services provided to Sogou.

Total expenses undertaken by Sohu are allocated and included in the Sogou Group’s consolidated statements of comprehensive income as follows:

	For the Year Ended December 31,
	2016	2017	2018
Research and development expenses	$788	$707	$670
Share-based compensation related to Sogou employees	49	4	—
Total	$837	$711	$670

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

v.                   Contribution

Under ASC subtopic 720-25, “Contributions Made,” an unconditional promise to give cash that depends only on the passage of time or a demand by the promisee for performance is to be recognized as a payable and as an expense in the period the promise is made. In the second quarter of 2016, the Sogou Group recognized a one-time expense of US$27.8 million arising from a donation by Sogou to Tsinghua University related to setting up a joint research institute focusing on artificial intelligence technology. The donation expense was reflected in other (expenses)/income, net in the consolidated statements of comprehensive income.

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

Uncertain Tax Positions

In order to assess uncertain tax positions, the Sogou Group applies a more likely than not threshold and a two-step approach for financial statement recognition and measurement of its tax position. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related litigation processes and appeals, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. Significant judgment is required in evaluating the Sogou Group’s uncertain tax positions and determining its provision for income taxes. The Sogou Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the Sogou Group did not have any significant unrecognized uncertain tax positions, and did not recognize any liability for unrecognized tax benefits or any significant interest or penalties associated with such uncertain tax positions.

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

y.                   Net Income per Ordinary Share

Basic net income per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of share options, vesting and settlement of restricted share units, and, for periods prior to the completion of the IPO, conversion of Pre-IPO Preferred Shares. Potential ordinary shares issuable upon the exercise of share options are accounted for in the computation of diluted net income per ordinary share using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. Potential ordinary shares issuable upon the conversion of Pre-IPO Preferred Shares are accounted for in the computation of diluted net income per ordinary share for periods prior to the completion of the IPO, using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive.

The two-class method was used to calculate the basic net income per ordinary share for periods prior to the completion of the IPO, since the Pre-IPO Preferred Shares were entitled to participation with ordinary shares in the Company’s undistributed net income and therefore were deemed to be participating securities. Net income per ordinary share are computed on Class A Ordinary Shares and Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income.

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

The Sogou Group’s financial instruments primarily include cash equivalents, short-term investments, accounts receivables, financing receivable, accounts payables, accrued and other short-term liabilities, and amounts due from/to related parties. The carrying value of these balances approximates their fair value due to the current and short term nature of the balances.

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

bb.           Recently Issued Accounting Pronouncements

Leases.  On February 25, 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases”, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Based on its preliminary assessment, the Sogou Group expects to record a right-of-use asset of approximately $25.4 million and a lease liability of approximately $23.1 million on its adoption date of January 1, 2019, primarily related to the Sogou Group’s leased office space. The Sogou Group will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. The Sogou Group expects to implement new accounting policies as well as to elect certain practical expedients available to it under ASU 2016-02, including those related to leases with terms of less than 12 months.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for annual or interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Sogou Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Compensation—Stock Compensation. In June 2018, the FASB issue ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” which provides guidance about the amendments in nonemployee share-based payment accounting. The amendments in this guidance are effective for publicly-traded business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than the date of an entity’s adoption of Topic 606. The Sogou Group does not expect this standard to have a material impact on its consolidated financial statements.

4.     CONCENTRATION OF RISK

a. Concentration of Credit Risk

Financial instruments that potentially expose the Sogou Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and financing receivables.

Cash and Cash Equivalents and Short-term Investments

As of December 31, 2017, approximately 30% of the Sogou Group’s cash and cash equivalents and short-term investments were held in eight financial institutions in mainland China, approximately 29% of the Sogou Group’s cash and cash equivalents and short-term investments were held in three financial institutions in Hong Kong, and approximately 25% of the Sogou Group’s cash and cash equivalents and short-term investments were held in one financial institution in Macau. The remaining cash and cash equivalents and short-term investments were held in one financial institution in New York.

As of December 31, 2018, approximately 40% of the Sogou Group’s cash and cash equivalents and short-term investments were held in fourteen financial institutions in mainland China, approximately 31% of the Sogou Group’s cash and cash equivalents and short-term investments were held in four financial institutions in Hong Kong, and approximately 14% of the Sogou Group’s cash and cash equivalents and short-term investments were held in one financial institution in Macau. The remaining cash and cash equivalents and short-term investments were held in one financial institution in New York.

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

Management expects that any additional institutions that the Sogou Group uses for its cash and cash equivalents and short-term investments will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sogou Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2017 and 2018, the Sogou Group held its cash and cash equivalents and short-term investments in different financial institutions and held no more than approximately 29% and 29% of its total cash and cash equivalents and short-term investments at any single institution.

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

Accounts Receivable

As of December 31, 2017 and 2018, the Sogou Group’s accounts receivable from its top three customers represented 43%, and 59%, respectively, of the Sogou Group’s aggregate accounts receivable balance, and a single customer accounted for 23%, and 38%, respectively, of such balance.

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

Financing Receivables

Financing receivables as of December 31, 2018 consisted of the principal amounts of small consumer loans made by the Sogou Group to individual borrowers and related interest accrued on these loans. These loans were originated during 2018, and as of December 31, 2018 no borrower accounted for 10% or more of the financing receivables balance. The Sogou Group is subject to credit risks resulting from defaults by borrowers and records an allowance based on its estimated probable losses against its financing receivables. The Sogou Group manages the credit risk of financing receivables by performing credit assessments on its borrowers and ongoing monitoring of the outstanding balances.

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

5.     CASH AND CASH EQUIVALENTS

	As of December 31,
	2017	2018
Cash	$131,407	$68,719
Cash equivalents	562,800	116,456
Total	$694,207	$185,175

6.     ACCOUNT AND FINANCING RECEIVABLES, NET

	As of December 31,
	2017	2018
Accounts receivable	$70,351	$104,159
Financing receivables	—	46,238
Less: allowance for doubtful accounts and credit losses	(384)	(7,511)
Total	$69,967	$142,886

The following table presents the movement of the allowance for doubtful accounts and credit losses:

	As of December 31,
	2016	2017	2018
Beginning balance	$—	$—	$384
Additional provision	—	378	9,119
Written off	—	—	(1,908)
Foreign currency translation adjustment	—	6	(84)
Ending balance	$—	$384	$7,511

7.     PREPAID AND OTHER CURRENT ASSETS

	As of December 31,
	2017	2018
Receivables from third party payment service providers	$367	$14,012
Inventories(1)	2,587	12,606
Advances to suppliers	5,060	5,329
Deductible input VAT	748	5,320
Interest receivable from bank deposits with original maturities of three months or less	1,961	1,198
Employee advances	457	557
Prepaid content and licenses	38	288
Housing loans to employees	1,293	37
Business collaboration deposits	1,775	—
Others	805	775
Total	$15,091	$40,122

(1) The inventory balance as of December 31, 2018 was offset by provision for impairment of US$2,547.

8.     LONG-TERM INVESTMENTS

As of December 31, 2017 and 2018, the aggregate carrying value of all equity investments was US$30,152 and US$63,305, respectively. The Sogou Group’s equity investments mainly consisted of equity interests held by the Sogou Group in the following entities:

•                  Zhihu Technology Limited, a company that engages primarily in the business of operating an online question and answer-based knowledge and information sharing platform; and

•                  Hainan Yun Jiang Technology Co., Ltd., a high-tech enterprise that engages primarily in the business of providing on-line and off-line education services powered by artificial intelligence technologies.

Impairment losses for the years ended December 31, 2016, 2017 and 2018, were nil, US$230 and US$2,605, respectively, and a cumulative impairment loss of US$2,835 was recognized as of December 31, 2018. Upward adjustments in accordance with ASC321 for the years ended December 31, 2016, 2017 and 2018 were nil, nil and US$18,013, respectively.

9.     FIXED ASSETS, NET

	As of December 31,
	2017	2018
Computer equipment (including servers)	$236,470	$280,157
Leasehold improvements	6,358	12,207
Office furniture	1,925	1,914
Vehicles	337	362
Fixed assets, gross	245,090	294,640
Less: Accumulated depreciation	(105,881)	(147,145)
Fixed assets, net	$139,209	$147,495

For the years ended December 31, 2016, 2017 and 2018, depreciation expenses were US$33,886, US$48,205, and US$60,690, respectively. No impairment loss was recognized for the years ended December 31, 2016, 2017, and 2018.

10.  GOODWILL

	As of December 31,
	2017	2018
Beginning balance	$5,565	$5,908
Foreign currency translation adjustment	343	(283)
Ending balance	$5,908	$5,625

No impairment loss was recognized for the years ended December 31, 2016, 2017, and 2018. As of December 31, 2018, no accumulated goodwill impairment has been provided.

11.       INTANGIBLE ASSETS, NET

	As of December 31, 2017
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,375	$(2,897)	$478
Computer software	1,018	(493)	525
Domain names and trademarks	1,434	(1,196)	238
Developed technologies	612	(525)	87
Total	$6,439	$(5,111)	$1,328

	As of December 31, 2018
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,213	$(3,213)	$—
Computer software	2,105	(898)	1,207
Domain names and trademarks	1,366	(1,330)	36
Developed technologies	583	(583)	—
Others	145	(39)	106
Total	$7,412	$(6,063)	$1,349

For the years ended December 31, 2016, 2017 and 2018, amortization expenses were US$1,314, US$1,389, and US$1,251, respectively. No impairment loss was recognized for the years ended December 31, 2016, 2017, and 2018.

As of December 31, 2018, intangible assets amortization expense for future years is expected to be as follows:

Intangible Assets Amortization Expense
2019	$438
2020	412
2021	412
2022	72
2023	5
Thereafter	10
Total expected amortization expense	$1,349

12.           ACCRUED AND OTHER SHORT - TERM LIABILITIES

	As of December 31,
	2017	2018
Accrued advertising and promotion expenses	$65,039	$56,353
Contract deposits from customers	23,832	36,222
Accrued professional fees	22,529	20,459
Accrued bandwidth costs	10,644	8,966
Deferred ADR deposit income	—	4,985
Contingent litigation liabilities (See “Litigation” in Note 21—Commitments and Contingencies)	3,822	3,440
Payables to Web game and mobile game developers	6,725	3,288
Early exercise of Sogou share options with trust arrangements (See “Option Modification” in Note 16—Share-based Compensation)	4,503	2,702
Accrued content and license fees	2,036	1,954
Payable for government project	440	1,764
Accrual for fixed assets purchases	658	1,409
Unpaid installment of donation to Tsinghua University	7,652	—
Guarantee liability (1)	5,148	—
Others	11,241	9,857
Total	$164,269	$151,399

(1) The guarantee liability is in relation to a trial Internet finance program.

13.  FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2017, and 2018:

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$562,800	$—	$562,800	$—
Short-term investments	339,006	—	339,006	—
Total	$901,806	$—	$901,806	$—

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$116,456	$—	$116,456	$—
Short-term investments	851,327	—	851,327	—
Total	$967,783	$—	$967,783	$—

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

Short-term Investments

The Sogou Group invested in time deposits with original maturities of more than three months and financial instruments issued by commercial banks in China which had variable interest rates indexed to the performance of underlying assets. Since the investments’ maturity dates are within one year, they are classified as short-term investments. In accordance with ASC 825, the Sogou Group elected the fair value method at the date of initial recognition and carried these investments at fair value. For both time deposits with original maturities of more than three months and financial instruments with a variable interest rate indexed to performance of underlying assets, the fair values are determined based on the pervasive interest rates in the market.

Changes in the fair value are reflected in the consolidated statements of comprehensive income as other (expenses)/income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the fair value measurements as Level 2 of fair value measurements. The Sogou Group recorded gains resulting from changes in the fair value of short-term investments of US$823, US$927, and US$22,058, respectively, in other income for the years ended December 31, 2016, 2017, and 2018.

Long-term Investments

Since the adoption of ASC 321 in 2018, all of the Sogou Group’s long-term equity investments are accounted for at cost less impairments, adjusted by observable price changes as these investments do not have readily determinable market values. When observable price changes are identified, with the assistance of a qualified professional appraiser, the Sogou Group uses the back-solve method to re-measure the fair value of the investments and to determine the amount that should be recorded as upward or downward adjustments. The back-solve method requires considering the rights and preferences of each classes of equity and solving for the total equity value that is consistent with a recent transaction of the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility and risk-free rate. The Sogou Group classifies these non-recurring fair value measurement as Level 3 of fair value measurement. The Sogou Group recorded gains resulting from upward adjustment of US$18,013 in other income for the year ended December 31, 2018.

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

The treasury stock account also includes 10,327,500 and 5,805,000 Class A ordinary shares that were issued upon the early exercise of options (See “Option Modification” in Note 16—Share-based Compensation), but remained subject to original vesting restrictions both before and after exercise, and remained unvested as of December 31, 2017 and 2018, respectively. Although the Class A Ordinary Shares have been determined to be treasury stock for accounting purposes, they are outstanding for legal purposes, given that the underlying shares were placed in trusts with the original option grantees as beneficiaries.

16.       SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards granted by the Sogou Group, Sohu, and Tencent, respectively, was as follows:

	For the Year Ended December 31,
	2016	2017	2018
Share-based compensation expense related to
Sogou share-based awards	$12,049	$23,037	$14,116
Sohu share-based awards	49	4	—
Tencent share-based awards	763	682	88
Total	$12,861	$23,723	$14,204

There was no capitalized share-based compensation expense for the years ended December 31, 2016, 2017 and 2018.

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

The options contractually granted under the Sogou 2010 Share Incentive Plan may be placed in one of the following three categories:

(1)              Performance-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(2)              Service-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting only upon a service period requirement being met; or

(3)              IPO-based options, which were subject to completion of an IPO and vesting/ exercisability in five equal installments, with (i) the first installment vesting upon the expiration of all underwriters’ lockup periods applicable to the Company’s IPO and (ii) each of the four subsequent installments vesting on the first, second, third, and fourth anniversary dates of the completion of the IPO.

A summary of each of the above three categories of options as of December 31, 2018 is presented below (in thousands):

	Contractually Granted	Granted (For Purposes of Share-based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	29,687	27,199	27,060	26,592
Service-based options	1,674	1,674	486	156
IPO-based options	7,250	7,250	2,930	2,930
Total	38,611	36,123	30,476	29,678

A summary of share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended 2018 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2018	9,753	$0.462	5.56
Granted	1,704	0.001
Exercised	(4,515)	0.399
Forfeited/Expired	(497)	0.001
Outstanding as of December 31, 2018	6,445	$0.419	5.29	$31,137
Vested as of December 31, 2018 and expected to vest thereafter	6,059	$0.446	5.10	$29,109
Exercisable as of December 31, 2018	798	$0.001	7.15	$4,188

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $5.25 on the last trading day in 2018 and the exercise price of the options.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expense recognized for share options under the Sogou 2010 Share Incentive Plan was US$7,595, US$23,037 and US$12,547, respectively. As of December 31, 2018, there was US$6,377 of unrecognized compensation expense related to unvested share options granted under the Sogou 2010 Share Incentive Plan, which is expected to be recognized over a weighted average period of 1.46 years.

For the years ended December 31, 2016, 2017 and 2018, the total fair values of the share options vested on their respective vesting dates were US$9,682, US$21,710, and US$28,530, respectively.

For the years ended December 31, 2016, 2017, and 2018, total intrinsic value of options exercised was US$15,174, US$11,136, and US$33,180, respectively.

Prior to the completion of the Company’s IPO, the fair values of the Class A Ordinary Shares were assessed using the income approach/discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability because the Class A Ordinary Shares underlying the award were not publicly traded at the time of grant. The assessment required complex and subjective judgments regarding the Sogou Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares, and its operating history and prospects at the time the grants were made. After the completion of the Company’s IPO, the fair values of the ordinary shares were determined based on the trading price of the Company’s ADSs in the public market.

The fair value of the share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant with the assistance of a qualified professional appraiser, using the BP Model with the following assumptions used:

	2016	2017	2018
Average risk-free interest rate	1.90% ~ 2.77%	2.14% ~ 3.00%	3.36% ~ 3.51%
Exercise multiple	2 ~ 3	2 ~ 3	2
Expected forfeiture rate (post-vesting)	0% ~ 12%	0% ~ 12%	12%
Weighted average expected option life	7	7	9
Volatility rate	43% ~ 50%	39% ~ 47%	40% ~ 46%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	3.26	10.35	12.26

The Sogou Group estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In the Sogou Group’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. The Sogou Group estimated the forfeiture rate to be 0% or 1% for share options granted to management and 12% for share options granted to other key employees. As the Company’s ordinary shares had been publicly traded for only one year as of December 31, 2018, the expected volatility at the valuation date was estimated based on the historical volatility of specified comparable companies and Sogou for the periods before the grant dates with length commensurate with the expected term of the options. The Company has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

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

The options contractually granted under Sogou 2017 Share Incentive Plan may be placed in one of the following categories:

(1)             Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(2)              Service-based options, which vest and become exercisable in four equal installments, with each installment vesting only upon a service period requirement being met.

A summary of the above two categories of options as of December 31, 2018 is presented below (in thousands):

	Contractually Granted	Granted (For Purposes of Share-based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	70	—	—	—
Service-based options	730	730	—	—
Total	800	730	—	—

A summary of share option activity under the Sogou 2017 Share Incentive Plan as of and for the year ended 2018 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2018	—	$—	—
Granted	767	0.001
Exercised	—	—
Forfeited/Expired	(37)	0.001
Outstanding as of December 31, 2018	730	$0.001	9.57	$3,829
Vested as of December 31, 2018 and expected to vest thereafter	544	$0.001	9.57	$2,857
Exercisable as of December 31, 2018	—	$—	—	$—

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $5.25 on the last trading day in 2018 and the exercise prices of the options.

For the years ended December 31, 2018, total share-based compensation expense recognized for share options under the Sogou 2017 Share Incentive Plan was US$1,569 and there was US$4,001 of unrecognized compensation expense related to unvested share options granted under the Sogou 2017 Share Incentive Plan as of December 31, 2018, which is expected to be recognized over a weighted average period of 2.12 years.

The method used to determine the fair value of share options granted under the Sogou 2017 Share Incentive Plan was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the BP Model as presented below.

2018
Average risk-free interest rate	3.41% ~ 3.95%
Exercise multiple	2
Expected forfeiture rate (post-vesting)	12%
Weighted average expected option life	10
Volatility rate	40% ~ 46%
Dividend yield	0%
Weighted average fair value of share options	10.09

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

The options contractually granted under the Sohu Management Sogou Share Option Arrangement may be placed in one of the following categories:

(1)             Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(2)             Service-based options, which were granted to members of Sohu’s Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met. As the requisite service was provided by members of Sohu’s Board of Directors to Sohu and not to the Sogou Group, no share-based compensation expense related to these options was recognized in the Sogou Group’s consolidated statements of comprehensive income.

A summary of the above two categories of options as of December 31, 2018 is presented below (in thousands):

	Contractually Granted	Granted (For Purposes of Share-based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	8,290	8,290	8,290	8,290
Service-based options	15	15	15	6
Total	8,305	8,305	8,305	8,296

A summary of share option activity as of and for the year ended December 31, 2018 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2018	9	$0.001	7.38
Granted	—
Exercised	—
Forfeited/Expired	—
Outstanding as of December 31, 2018	9	$0.001	6.38	$47
Vested as of December 31, 2018 and expected to vest thereafter	9	$0.001	6.38	$47
Exercisable as of December 31, 2018	9	$0.001	6.38	$47

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $5.25 on the last trading day in 2018 and the exercise price of the options.

For the years ended December 31, 2016, 2017, and 2018, total share-based compensation expense recognized for share options under the Sohu Management Sogou Share Option Arrangement was US$444, nil, and nil, respectively. As of December 31, 2018, there was no unrecognized compensation expense related to the unvested share options.

For the years ended December 31, 2016, 2017 and 2018, the total fair values of the share options vested on their respective vesting dates were US$515, nil, and nil, respectively.

For the years ended December 31, 2016, 2017, and 2018, total intrinsic value of options exercised was US$4,501, US$249, and nil, respectively.

The method used to determine the fair value of share options granted under the Sohu Management Sogou Share Option Arrangement was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the BP Model as presented below. There was no share-based compensation expense recognized under the Sohu Management Sogou Share Option Arrangement for the year ended December 31, 2017 and 2018.

2016
Average risk-free interest rate	2.01% ~ 2.15%
Exercise multiple	2 ~ 3
Expected forfeiture rate (post-vesting)	0%
Weighted average expected option life	6
Volatility rate	43% ~ 47%
Dividend yield	0%
Weighted average fair value of share options	3.02

Option Modification

In the first and second quarter of 2013, a portion of the share options granted under the Sogou 2010 Share Incentive Plan and the Sohu Management Sogou Share Option Arrangement were exercised early, and the resulting Sogou ordinary shares were transferred to trusts with the original option grantees as beneficiaries. The trusts will distribute the ordinary shares to those beneficiaries in instalments based on the vesting requirements under the original option agreements. Although these trust arrangements caused a modification of the terms of these share options, the modification was not considered substantive. Accordingly, no incremental fair value related to these ordinary shares resulted from the modification, and the remaining share-based compensation expense for these ordinary shares continued to be recognized over the original remaining vesting period. As of December 31, 2018, 5,805,000 Class A Ordinary Shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan had remained unvested in accordance with the vesting requirements under the original option agreements. All of the Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.

In the first quarter of 2018, the Company changed the vesting conditions of options for the purchase of 2,181,192 Class A Ordinary Shares contractually granted under the Sogou 2010 Share Incentive Plan by removing as a condition of vesting Sogou Group’s achievement of performance targets for the period corresponding to the vesting schedule. Of these options, options for the purchase of 1,601,427 Class A Ordinary Shares had not been deemed granted, because their performance targets for the current period had not been set, so the removal of the performance targets resulted in these options becoming subject to vesting only upon service-period requirements being met and being deemed granted immediately upon the effectiveness of the changes. For the remaining options for the purchase of 579,765 Class A Ordinary Shares, which had been deemed granted, the removal of the performance targets constituted a modification. The modification was not considered substantive, because the performance targets had been achieved before the modification. Based on valuation results, no incremental fair value related to these Sogou ordinary shares was recognized in connection with the modification, and the remaining share-based compensation expense for these options continued to be recognized over their remaining vesting periods.

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

b. Sohu Share-based Awards

Certain of the Sogou Group’s employees were granted awards under the Sohu.com Inc.’s Amended and Restated 2010 Stock Incentive Plan (the “Sohu 2010 Stock Incentive Plan”). Prior to May 31, 2018, the Sohu 2010 Stock Incentive Plan provided for the issuance of common stock of Sohu.com Inc. to employees of the Sohu Group, which for such purpose included employees of the Sogou Group, pursuant to share-based awards, including stock options and restricted stock units. Upon the dissolution of Sohu.com Inc. on May 31, 2018, Sohu.com Limited assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under the Sohu 2010 Stock Incentive Plan and remained outstanding, and such awards were converted into the right to receive upon exercise or settlement ordinary shares of Sohu.com Limited under the Sohu.com Limited 2018 Share Incentive Plan (the “Sohu 2018 Share Incentive Plan”) rather than shares of the common stock of Sohu.com Inc., subject to the other terms of the awards. The share-based compensation expense arising from such grants was allocated to the Sogou Group and recognized as share-based compensation expense in the Sogou Group’s consolidated statements of comprehensive income.

As of December 31, 2018, there were no unvested Sohu restricted share units held by employees of the Sogou Group. For the years ended December 31, 2016, 2017 and 2018, share-based compensation expense of US$49, US$4, and nil, respectively, related to these restricted share units was allocated from Sohu and recognized in the Sogou Group’s consolidated statements of comprehensive income. As of December 31, 2018, there was no unrecognized compensation expense related to these unvested restricted share units.

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

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expense of US$763, US$682, and US$88, respectively, related to these Tencent restricted share units was recognized in the Sogou Group’s consolidated statements of comprehensive income. As of December 31, 2018, there were no unvested Tencent restricted share units held by employees of the Sogou Group and there was no unrecognized compensation expense related to these unvested restricted share units.

17.          TAXATION

a. PRC Value-added Tax

The Company’s subsidiaries and VIEs in China are subject to VAT.

The Sogou Group’s revenues were subject to VAT at rates of 6% or 17%, for the years ended December 31, 2016 and 2017 and for the period from January 1, 2018 to April 30, 2018, and at rates 6% or 16% after May 1, 2018, depending on the type of service or product that the Sogou Group offers.

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

Hong Kong

The Company’s subsidiaries in Hong Kong are subject to income tax at a rate of 16.5% for the years ended December 31, 2016, 2017 and 2018. Hong Kong does not impose a withholding tax on dividends.

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

Sogou Technology qualified as an HNTE for the three years ended December 31, 2017, 2018, and 2019, and will need to re-apply for HNTE qualification in 2020. Sogou Information qualified as an HNTE for the three years ended December 31, 2018, 2019, and 2020, and will need to re-apply for HNTE qualification in 2021. Sogou Network was qualified as an HNTE for the years ended December 31, 2016, 2017 and 2018, and will need to re-apply for HNTE qualification in 2019.

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

Sogou Technology performed a self-assessment and filed the required supporting documents and passed the relevant government authorities’ assessment in each of the years 2016, 2017 and 2018, and thus was qualified as a KNSE and entitled to a preferential income tax rate of 10% for 2015, 2016 and 2017. As a result, a reversal of income tax of US$3,857, US$1,467 and US$3,773 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2016, 2017 and 2018.

Sogou Network performed a self-assessment and filed the required supporting documents in 2016 for Software Enterprise status for 2015. Sogou Network was qualified as a Software Enterprise after the relevant government authorities’ assessment in 2016 and was entitled to a preferential income tax rate of 12.5% for 2015. As a result, a reversal of income tax of US$2,569 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2016.

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

Aggregate undistributed profits of certain of the Company’s subsidiaries and VIEs located in PRC were approximately US$311,841 as of December 31, 2018. The Company does not intend to have any of its subsidiaries and VIEs located in PRC distribute any of their undistributed profits in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries and VIEs for their PRC operations. Accordingly, no withholding tax was recorded as of December 31, 2018. If those profits were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed profits of approximately US$31,184 as of December 31, 2018 if those profits were subject to withholding tax at a rate of 10%.

Composition of Income Tax Expense

All income tax expense for the years ended December 31, 2016, 2017 and 2018 was PRC corporate income tax for PRC entities. The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the Year Ended December 31,
	2016	2017	2018
Income from PRC entities	$64,885	$126,104	$73,720
(Loss)/income from non-PRC entities	(8,746)	(29,482)	26,214
Income before income tax expenses	56,139	96,622	99,934
Current income tax expense	3,118	18,382	462
Deferred tax (benefit)/expense	(3,091)	(3,960)	691
Income tax expense	$27	$14,422	$1,153

Effective Tax Rate

Reconciliation of the PRC CIT tax rate of 25% to the Sogou Group’s effective tax rate for the years of 2016, 2017 and 2018 is as follows:

	For the Year Ended December 31,
	2016	2017	2018
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax differential from statutory rate in other jurisdictions	5.2%	6.8%	0.4%
Effect of tax holidays (1)	(17.2)%	(14.4)%	(5.1)%
Permanent book-tax differences (2)	(15.1)%	(7.5)%	(18.5)%
Tax-exempt income (3)	—	—	(7.0)%
Changes in deferred tax asset allowance	2.1%	5.0%	6.4%
Effective income tax rate	—	14.9%	1.2%

(1) The income tax reversals resulting from the preferential income tax rates that Sogou Technology was entitled to as a KNES in 2015, 2016 and 2017 and that Sogou Network was entitled to as a 2015 Software Enterprise are included in the “Effect of tax holidays” in the table above.

(2) The permanent book-tax differences mainly consisted of R&D expenses super deductions. Under PRC regulations issued in September 2018 that are applicable retroactively beginning January 1, 2018, additional R&D expenses have become eligible for deduction from taxable income.

(3) Tax-exempt income consisted of interest on financial instruments and capital gains from long-term investments. The aforementioned financial instruments and long-term investments were held by the Company’s subsidiaries located in Hong Kong.

The combined effects of the income tax expense exemptions and reductions available to the Sogou Group are as follows:

	For the year ended December 31,
	2016	2017	2018
Tax holiday effect	$9,656	$13,914	$5,097
Basic income per share	$0.04	$0.05	$0.01

c. Deferred Tax

As of December 31, 2017 and 2018, the significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax balances were principally related to the following:

	As of December 31,
	2017	2018
Deferred tax assets:
Net operating loss carry forwards	$9,540	$10,392
Temporary non-deductible advertising cost carried forward	821	1,336
Accrued expenses	22,320	21,934
Accrued payroll expense	2,139	2,178
Provision for inventory and doubtful receivables	118	4,298
Total deferred tax assets	34,938	40,138
Deferred tax liabilities:
Depreciation of fixed assets	(3,780)	(4,868)
Others	—	(27)
Total deferred tax liabilities	(3,780)	(4,895)
Less: Valuation allowance	(16,152)	(21,450)
Deferred tax assets, net	$15,006	$13,793

As of December 31, 2017 and 2018, the Sogou Group made a valuation allowance against its deferred tax assets to the extent that such deferred tax assets were not expected to be realized by each individual entity within the Sogou Group. The Sogou Group evaluated a variety of factors in determining the amount of the valuation allowance, including each individual entity’s operating history and financial forecast.

As of December 31, 2018, the Sogou Group had net operating losses from PRC entities of approximately US$59,057 available to offset against future net profit for income tax purposes. The Sogou Group anticipated that it was more likely than not that these net operating losses would not be utilized based on its estimate of the operating performance of these PRC entities. Therefore, US$10,392 in deferred tax assets generated from net operating losses were offset by a valuation allowance. These net operating losses are expected to expire during periods between December 31, 2019 and December 31, 2024.

The following table sets forth the movement of the valuation allowance for net deferred tax assets for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
Beginning balance	$13,387	$11,317	$16,152
Additions	3,021	4,817	6,851
Reversals	(4,235)	(680)	(779)
Foreign currency translation adjustment	(856)	698	(774)
Ending balance	$11,317	$16,152	$21,450

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

For the years ended December 31, 2016, 2017 and 2018, the Sogou Group contributed a total of approximately US$29,269, US$33,290, and US$40,094, respectively.

19.          NET INCOME PER ORDINARY SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented (in thousands except per share data):

	For the Year Ended December 31,
	2016	2017	2018
Numerator:
Net income attributable to Sogou Inc.	$56,112	$82,200	$98,781
Less: Dividends attributable to preferred shareholders	28,092	24,388	—
Net income attributable to ordinary shareholders	28,020	57,812	98,781
Numerator for net income per ordinary share—basic	$28,020	$57,812	$98,781
Reversal of preferred share dividends	1,200	1,042	—
Numerator for net income per ordinary share—diluted	$29,220	$58,854	$98,781
Denominator
Weighted average number of ordinary shares outstanding—basic	236,167	257,173	388,731
Incremental shares from if-converted method	32,000	27,704	—
Incremental shares from treasury stock method	2,076	2,428	7,167
Weighted average number of ordinary shares outstanding—diluted	270,243	287,305	395,898
Net income per ordinary share—basic	$0.12	$0.22	$0.25
Net income per ordinary share—diluted	$0.11	$0.20	$0.25

65,431,579 Pre-IPO Preferred Shares, 56,647,614 Pre-IPO Preferred Shares, and options for the purchase of 30,000 Class A Ordinary Shares, respectively, were excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2016, 2017 and 2018, because of their anti-dilutive effect. The dilutive effects of Pre-IPO Preferred Shares and share options were calculated using the if-converted method and the treasury share method, respectively.

20.          RELATED PARTY TRANSACTIONS

The table below sets forth the significant related parties of the Sogou Group and their relationship to the Sogou Group:

Related Party’s Name	Relationship with the Sogou Group
Sohu	Under common control of Sohu.com Limited with the Sogou Group
Tencent	Holder of Class B Ordinary Shares

The table below sets forth the significant related party transactions of the Sogou Group:

	For the Year Ended December 31,
	2016	2017	2018
Transactions with Sohu:
Expenses of research and development undertaken by Sohu (See Note 3u—Cost Allocations)	$788	$707	$670
Share-based compensation expense related to Sogou employees undertaken by Sohu (See Note 3u—Cost Allocations)	49	4	—
Online marketing activities provided to Sohu	88	348	677
Online marketing activities provided by Sohu	2,482	1,123	393
Rental of Sohu.com Internet Plaza paid to Sohu	5,484	8,091	8,369
Others	—	41	464
Transactions with Tencent:
Share-based compensation expense related to Soso search-related businesses employees undertaken by Tencent (See “Tencent Share-based Awards” in Note 3t—Share-based Compensation Expense)	763	682	88
Online marketing activities provided to Tencent	8,634	15,599	40,758
Online marketing activities provided by Tencent	32,774	61,565	108,542
Bandwidth services provided by Tencent	2,929	3,299	4,183
Rental paid to Tencent	414	378	383
Others	1,292	3,137	3,463

The Sogou Group provided online marketing services to Sohu and Tencent, and received similar online marketing services from Sohu and Tencent. Related revenues and expenses are measured at the amount of consideration agreed to and paid by the related parties, which approximates amounts charged to third parties.

The table below sets forth the amounts due to related parties:

	As of December 31,
	2017	2018
Due from/to related parties—current
Due from Sohu	$820	$60
Due from Tencent	2,151	2,548
Total	$2,971	$2,608
Due to Sohu	$1,237	$145
Due to Tencent	21,872	38,280
Total	$23,109	$38,425
Due from related parties—non current
Due from Sohu	$2,215	$2,108
Due from Tencent	122	116
Total	$2,337	$2,224

The balance due from/to Sohu mainly consists of online marketing services provided by or to Sohu, and rental and lease deposits prepaid to Sohu.

The balance due from/to Tencent mainly consists of online marketing services provided to or by Tencent, etc.

21.          COMMITMENTS AND CONTINGENCIES

Contractual obligations

Operating Commitments

As of December 31, 2018, the Sogou Group had operating commitments related to operating lease obligations, bandwidth purchase obligations, content and service purchase obligations and etc., as follows:

As of December 31,	Operating Lease Obligations (1)	Bandwidth Purchase	Content and Other Purchase	Others	Total
2019	$15,884	$62,329	$248	$5,221	$83,682
2020	6,805	1,067	—	—	7,872
2021	5,974	311	—	—	6,285
2022	799	—	—	—	799
2023	271	—	—	—	271
Thereafter	—	—	—	—	—
Total	$29,733	$63,707	$248	$5,221	$98,909

(1) For the years ended December 31, 2016, 2017 and 2018, rental expense included in the operating lease was approximately US$10,075, US$12,818 and US$15,732, respectively.

Litigation

The Sogou Group is a party to various legal proceedings which it considers routine and incidental to its business, and is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou Group or the Sogou Group instituted proceedings or asserted counterclaims against its competitors. For example, there are various legal proceedings currently pending between the Sogou Group and affiliates of Baidu, Inc. (“Baidu”) in which the Sogou Group alleges that Baidu’s input method infringes certain of its patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that it has initiated against the Sogou Group that Sogou Input Method infringes certain of its patents, and seeks monetary damages. There is also a lawsuit pending against us in which Shanghai Cishu Publications Ltd. has alleged that the Sogou Group used vocabulary content without permission and seeks monetary damages. In addition, the Sogou Group is subject to ongoing unfair competition claims against it brought by each of Baidu, ShenMa, operated by UCWeb Inc., which is a subsidiary of Alibaba Group Holding Limited, and affiliates of Qihoo 360 Technology Co., Ltd., separately, in which they allege that certain functions of Sogou Input method unfairly divert users to the Sogou Group, and seek monetary damages and cessation of the alleged unfair competitive practices. There are also four putative class action lawsuits that have been filed against the Company in the United States, three in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with the Company’s IPO in 2017.

The Sogou Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of December 31, 2018, the Sogou Group estimated the range of reasonably possible outcomes and has recorded liabilities for the most probable outcome within that range. The Sogou Group also evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Based on the information currently available, management believes that the total liabilities to the Sogou Group that may arise as a result of currently pending legal proceedings are not reasonably likely to have a material adverse effect on the Sogou Group’s business, results of operations, financial condition, and cash flows.

As of December 31, 2017 and 2018, the Sogou Group had recorded estimated liabilities of US$3,822 and US$3,440, respectively, as a component of accrued and other short-term liabilities related to litigation contingencies.

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

The following is a summary of the Sogou Group’s VIEs, Sogou Information, Shi Ji Guang Su, Shi Ji Si Su, and Chengdu Easypay:

Basic Information

Sogou Information

Sogou Information was incorporated in December 2005. As of December 31, 2018, the registered capital of Sogou Information was US$2.5 million and the Company’s Chief Executive Officer Xiaochuan Wang, Sohu, and Tencent (collectively the “Nominee Shareholders”) held 10%, 45%, and 45% interests, respectively, in Sogou Information.

Shi Ji Guang Su

Shi Ji Guang Su was acquired in September 2013 as part of the Sogou-Tencent Transactions. As of December 31, 2018, the registered capital of Shi Ji Guang Su was US$3.3 million and Sogou Information held 100% of the equity interest in this entity.

Shi Ji Si Su

Shi Ji Si Su was acquired in April 2015 for cash consideration of US$30. As of December 31, 2018, the registered capital of Shi Ji Si Su was US$10.5 million and Sogou Information held 100% of the equity interest in this entity.

Chengdu Easypay

Chengdu Easypay was incorporated in January 2015. As of December 31, 2018, the registered capital of Chengdu Easypay was US$16.3 million and Sogou Information and Shi Ji Si Su together held 100% of the equity interest in this entity.

Financial Information

The following table sets forth the assets, liabilities, results of operations, and cash flows of the VIEs, taken as a whole, that were included in the Sogou Group’s consolidated balance sheets, statements of comprehensive income, and statements of cash flows:

	As of December 31,
	2017	2018
ASSETS
Cash and cash equivalents	$15,945	$20,467
Short-term investments	—	7,305
Account and financing receivables, net	32,651	64,584
Prepaid and other current assets	2,438	1,213
Intra-Sogou Group receivable due from the Company and the Company’s subsidiaries	70,144	29,755
Due from related parties of the Sogou Group	106	17
Total current assets	121,284	123,341
Long-term investments	8,723	26,129
Fixed assets, net	96	392
Goodwill	3,643	3,468
Intangible assets, net	772	—
Other assets	312	315
Total assets	$134,830	$153,645
LIABILITIES
Accounts payable	$18,955	$57,051
Accrued and other short-term liabilities	44,751	49,493
Receipts in advance	7,889	3,647
Accrued salary and benefits	1,292	1,692
Taxes payable	9,232	6,582
Due to related parties of the Sogou Group	20,394	20,552
Total current liabilities	102,513	139,017
Total liabilities	$102,513	$139,017

	For the Year Ended December 31,
	2016	2017	2018
Net revenue	$159,361	$257,424	$423,270
Net income/(loss)	$41,084	$28,944	$(19,534)

	For the Year Ended December 31,
Cash flows of the VIEs	2016	2017	2018
Net cash provided by operating activities	$3,721	$5,198	$51,657
Net cash used in investing activities	(3,112)	(5,218)	(48,161)
Net cash used in by financing activities	—	—	—

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

Business operation agreement among Sogou Technology, Sogou Information, and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information in their capacities as such and to control the actions of Sogou Information. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

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

c. Risks in Relation to the VIE Structure

It is possible that the Sogou Group’s conduct of certain of its operations and businesses through its VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made by PRC authorities, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Sogou Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Sogou Group to restructure its ownership structure or operations, or requiring the Sogou Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Sogou Group’s business operations, and have a severe adverse impact on the Sogou Group’s cash flows, financial position, and operating performance. The Sogou Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote.

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

For the years ended December 31, 2016, 2017 and 2018, the total amount of profits contributed to these funds by the Sogou Group was US$4,592, US$4,619, and US$2,662, respectively. As of December 31, 2017 and 2018, the total balance of profits contributed to these funds by the Sogou Group was US$21,143 and US$23,805, respectively.

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

24.           RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless the amount of the reserve fund has reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to its shareholders. The balance of restricted net assets was $66,970, or 6.7% of the Company’s total consolidated net assets as of December 31, 2018.

25.           SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through March 28, 2019, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.