Form 20-F
period 2019-12-31
SOGOU INC.
filed 2020-04-21
CIK 1713947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Beijing 100084
People’s Republic of China
Telephone: (86 10) 5689-9999
Email: IR@sogou-inc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)
American Depositary Shares, each representing one Class A ordinary share, par value US$0.001 per share	SOGO	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 109,973,265 Class A Ordinary Shares, par value $0.001 per share, and 278,757,875 Class B Ordinary Shares, par value $0.001 per share, as of December 31, 2019.

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

•                  “China Literature” refers to China Literature Limited, a leading online literature platform in China, and its subsidiaries and variable interest entities (“VIEs”);

•                  “DAU” for active users quoted from iResearch for any given month refers to the average number of active users per day during that month. A user who uses the applicable product more than once in a day is counted as one active user for that day. Each distinguishable device or application is treated as a separate user for purposes of calculating DAU;

•                  “MAU” for active users quoted from iResearch for any given month refers to the number of active users during that month. A user who uses the applicable product more than once in a month is counted as one active user for that month. Each distinguishable device or application is treated as a separate user for purposes of calculating MAU;

•                  “Mobile DAU” for our Sogou Mobile Keyboard (the mobile application of Sogou Input Method) for any given month refers to the average number of active users per day during that month. A user who uses Sogou Mobile Keyboard more than once in a day is counted as one active user for that day. We treat each distinguishable device as a separate user for purposes of calculating Mobile DAU for our Sogou Mobile Keyboard, although it is possible that some people may use more than one device and that multiple people may share one device;

•                  “Mobile MAU” for our Sogou Mobile Keyboard for any given period refers to the number of active users during the last month of the period. A user who uses Sogou Mobile Keyboard more than once in a month is counted as one active user for that month. We treat each distinguishable device as a separate user for purposes of calculating Mobile MAU for our Sogou Mobile Keyboard, although it is possible that some people may use more than one device and that multiple people may share one device;

•                  “Paid clicks” refers to the number of paid clicks, including clicks by our users on advertisers’ promotional links displayed on our search result pages and other Internet properties and on third parties’ Internet properties;

•                  “PC DAU” for our Sogou Input Method for any given month refers to the average number of active users per day during that month. A user who uses Sogou Input Method more than once in a day is counted as one active user for that day. We treat each distinguishable device as a separate user for purposes of calculating PC DAU for our Sogou Input Method, although it is possible that some people may use more than one device and that multiple people may share one device;

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

•                  “Pre-IPO Ordinary Shares” refers to our Pre-IPO Class A Ordinary Shares and our Pre-IPO Class B Ordinary Shares, collectively;

•                  “Pre-IPO Series A Preferred Shares” refers to our Series A preferred shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering, and are categorized as “mezzanine equity” in our consolidated financial statements appearing elsewhere in this annual report;

•                  “Pre-IPO Series B Preferred Shares” refers to our Series B preferred shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering, and are categorized as “mezzanine equity” in our consolidated financial statements appearing elsewhere in this annual report;

•                  “Pre-IPO Preferred Shares” refers to our Pre-IPO Series A Preferred Shares and our Pre-IPO Series B Preferred Shares, collectively;

•                  “RMB” refers to Renminbi, or Yuan, the official currency of the PRC;

•                  “Sogou” refers to Sogou Inc., a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and VIEs;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2017, 2018, and 2019 and audited consolidated balance sheets as of December 31, 2018 and 2019.

We completed an initial public offering of our ADSs on November 13, 2017. Our ADSs are traded on the New York Stock Exchange under the symbol “SOGO.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect,” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that any future transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely, with the understanding that actual future results may be materially different from what we expect. See “Item 3 - Key Information—Risk Factors.”

The forward-looking statements made in this annual report relate only to circumstances as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results to be expected for any future period.

Selected Consolidated Statements of Comprehensive (Loss)/Income Data

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands, except for per ADS data)
Revenues:
Search and search-related advertising revenues	539,521	597,213	801,551	1,023,132	1,073,173
Other revenues	52,282	63,195	106,806	101,026	99,079
Total revenues	591,803	660,408	908,357	1,124,158	1,172,252
Cost of revenues (1)	248,279	302,736	457,401	693,470	738,454
Gross profit	343,524	357,672	450,956	430,688	433,798
Operating expenses:
Research and development (1)	131,072	138,364	172,829	201,739	190,402
Sales and marketing (1)	93,998	123,119	156,420	146,194	138,291
General and administrative (1)	16,666	24,567	27,821	38,072	40,670
Total operating expenses	241,736	286,050	357,070	386,005	369,363
Operating (loss)/income	101,788	71,622	93,886	44,683	64,435
Interest income	5,332	5,198	9,126	8,037	4,443
Foreign currency exchange gain/(loss)	667	5,346	(7,082)	5,725	1,849
Other income/(expenses), net	1,142	(26,027)	692	41,489	21,126
Income before income tax expenses	108,929	56,139	96,622	99,934	91,853
Income tax expenses	9,430	27	14,422	1,153	2,748
Net income	99,499	56,112	82,200	98,781	89,105
Net (loss)/income per ADS—basic	(0.04)	0.12	0.22	0.25	0.23
Net (loss)/income per ADS—diluted	(0.04)	0.11	0.20	0.25	0.23

(1) Share-based compensation expense included in:
Cost of revenues	330	171	540	669	473
Research and development	6,862	5,615	16,470	10,313	10,697
Sales and marketing	943	1,816	4,299	1,327	3,726
General and administrative	2,244	5,259	2,414	1,895	1,005
	10,379	12,861	23,723	14,204	15,901

Selected Consolidated Balance Sheet Data

	As of December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
Cash and cash equivalents	244,484	286,078	694,207	185,175	142,464
Total current assets	306,444	359,924	1,121,242	1,222,118	1,304,722
Total assets	413,971	524,818	1,321,036	1,462,844	1,522,402
Total current liabilities	300,909	358,556	412,795	456,339	453,213
Total liabilities	300,909	358,556	412,795	456,339	458,899
Total mezzanine equity (1)	244,426	244,404	—	—	—
Total shareholders’ (deficit)/equity (1)	(131,364)	(78,142)	908,241	1,006,505	1,063,503

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

We operate our business in an extremely competitive industry. We face intense competition in every aspect of our business, including competition for users, advertisers, technology, and talent. We face competition for our search and search-related services in China primarily from Baidu Inc. (“Baidu”) and ShenMa, operated by UCWeb Inc. (“UCWeb”), which is a subsidiary of Alibaba Group Holding Limited (“Alibaba”). Both Baidu and Alibaba have considerably greater financial and technical resources available to them than we do. We also face competition for both users and advertisers from websites and mobile applications that provide specialized search services in China, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and short video platforms such as Douyin of Bytedance and Kuaishou. We compete for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards and bus advertisements, television, and radio. It is also possible that multinational businesses with considerably greater financial and other resources than ours could expand their offerings in China, making it harder for us to gain market share.

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

Our competitors may develop and offer new products, services, and features that are similar to ours, and such new offerings from our competitors may be found by users to be more attractive than ours. Moreover, our competitors may introduce new products, services, and features to the market before we can, and we cannot be sure that any of our new products, services, and features will attract additional users and lead to the generation of incremental revenue.

As users increasingly use mobile devices to access search services and other Internet services in China, we will need to continue to design, develop, promote, and operate new products and services tailored for mobile devices. Our design and development of new products and services that are optimized for mobile devices may not be successful. We may encounter difficulties with the installation and delivery of such new products and services, and they may not function smoothly. As new mobile devices are released or updated, we may encounter problems in developing and upgrading our products and services for the new releases and updates, and we may need to devote significant resources to such development and upgrades. If we are not successful in so adapting our offerings for mobile devices, maintenance and growth of our business will be impeded.

If our collaboration with Tencent is terminated or curtailed, our business and prospects for growth will be adversely affected.

We have extensive collaboration with Tencent, one of our largest shareholders. We are the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Approximately 35% of our total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2019. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to us, or if Tencent does not continue to deliver to us an adequate level of access to its platforms or adequately promote our products and services, our business and prospects will be adversely affected. For a detailed discussion of our collaborative arrangements with Tencent, see “Related Party Transactions - Business Collaboration with Tencent.”

Our efforts to expand our collaboration with Tencent may not be successful.

In September 2018, we and Tencent agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings in accordance with our existing business collaboration arrangements with Tencent. In addition, we and Tencent have agreed to continue from September 2019 until September 2020 our initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets “Tencent’s requirements for user experience,” and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not “harm the user experience.” See “Related Party Transactions—Business Collaboration with Tencent.” It is difficult for us to predict the potential impact of the integration of Sogou Search to power such a Weixin/WeChat search function measured under the standards of “Tencent’s requirements for user experience” and/or “harm the user experience.”  The potential for growth of our business through such integration will be limited if Tencent does not make Sogou Search the preferred search function or decides not to extend the arrangement for such integration and a Tencent search function or a search function of one of our competitors is given priority over ours in Weixin/WeChat.

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

We have experienced growth in recent years. Our revenues grew from US$908.4 million for the year ended December 31, 2017, to US$1.124 billion for the year ended December 31, 2018, and to US$1.172 billion for the year ended December 31, 2019. Our 2016 revenues were affected by tightened PRC regulation of the online advertising industry during 2016, which had an adverse impact on the search and search-related advertising market in China in general. The growth in our revenues during 2018 and 2019 was affected by slower growth in the mobile search market in China in 2018 and 2019, coupled with unfavorable macroeconomic conditions that impacted the online advertising industry in general, and regulatory headwinds in certain sectors such as online games. In addition, although our traffic acquisition costs as a percentage of revenue moderated during 2019, if our traffic acquisition costs trend higher in the future, as they had prior to 2019 due to intensifying competition for channel partnerships, it could be difficult for us to sustain expenditures for traffic acquisition at the same level as our competitors, which could result in slower or flat growth, or even a reduction, in our user traffic, which would have a negative impact on our revenues and revenue growth prospects. We may not be able to sustain a rate of growth in future periods similar to that we experienced in the past, and our revenues may even decline. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

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

Our business heavily depends upon the services of our key executives, particularly Xiaochuan Wang, our Chief Executive Officer. If any of our key executives is unable or unwilling to continue in his or her present position, joins a competitor, or forms a competing company, our business may be severely disrupted. Although our executive officers have entered into employment agreements, confidentiality agreements, and non-competition agreements with us, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings by persons employed in the PRC may be more limited when compared to the degree of protection afforded with respect to employees in some other jurisdictions. We do not maintain key-man life insurance for any of our key executives.

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

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. For example, the private companies that we have invested in could be adversly affected by the COVID-19 outbreak, which may lead to impairment in the fair values of our investments and in turn adversely affect our financial condition and operating results. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

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

We regularly review DAU, MAU, number of advertisers, page views, and other operating metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data, have not been validated by an independent third party, and may not be indicative of our future financial results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used across a large population in China. For example, we may not be able to distinguish individual users who have multiple accounts.

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

Certain facts, forecasts, and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public data sources and commissioned third-party industry reports. In connection with our preparation of this annual report, we commissioned CVSC TNS Research (“CTR”) to update market research concerning the online search and AI industries in China, and we also referred to market research reports of iResearch and IDC that we had previously commissioned concerning the same industries in the United States. In deriving the market size of these industries, these industry consultants may have adopted different assumptions and estimates for certain metrics. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

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

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us and we instituted proceedings or asserted counterclaims against our competitors. For example, there are various legal proceedings currently pending between us and Baidu in which we allege that Baidu’s input method infringes certain of our patents relating to Sogou Input Method and seek monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that it has initiated against us that Sogou Input Method infringes certain of its patents, and seeks monetary damages. There is also a lawsuit pending against us in which Shanghai Cishu Publications Ltd. has alleged that we used vocabulary content without permission and seeks monetary damages. In addition, we are subject to ongoing unfair competition claims against us brought by Baidu and UC Web, separately, as to which a PRC lower court has issued initial judgments against us that both we and Baidu have appealed, in which they allege that certain functions of our Sogou Input Method unfairly divert users to us, and seek monetary damages and cessation of the alleged unfair competitive practices. There are also two putative class action lawsuits that have been filed against us in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with our IPO in 2017.

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

We host and provide a wide variety of products and services that enable advertisers to advertise products and services, and users to exchange information and engage in various online activities. We may be subject to claims, investigations, or negative publicity relating to such activities. PRC laws and regulations relating to the liability of providers of online products and services for activities of their users are not fully developed, and their current and future reach is unclear. Also see “—We may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through our search results.” We also place advertisements on third-party Internet properties, and we offer products and services developed or created by third parties. We may be subject to claims concerning these products and services based on our involvement in providing access to them, even if we do not offer the products and services directly. We could be required to spend considerable financial and managerial resources defending any such claims, and they could result in our having to pay monetary damages or penalties or ceasing certain aspects of our business, which could have an adverse effect on our business and results of operations.

Privacy concerns or security breaches relating to our platforms could damage our reputation, deter current and potential users and advertisers from using our products and services, and expose us to legal penalties and liability.

We collect, process, and store on our servers significant amounts of data concerning our users. While we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps we must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. For example, the PRC Cybersecurity Law became effective in June 2017, but it is unclear as to the circumstances and standard under which the law would apply and violations would be found, and there are great uncertainties as to the interpretation and application of the law. It is possible that our data protection practice is or will be inconsistent with regulatory requirements. See “PRC Regulation—Provision of Internet Content—Information Security and Censorship.”  In addition, the PRC government may promulgate new laws or regulations regarding the protection of personal data. For example, on May 28, 2019, the Cyberspace Administration of China issued for public comment draft Administrative Measures for Data Security (the “Draft Data Security Law”), which purport to regulate the collection, storage, transmission, processing, and usage of data and other related data activities within China, but it is unclear whether and/or when the Draft Data Security Law will be enacted. If current or future laws and regulations are interpreted and applied in a manner that limits or prohibits any of our current practices, or if additional or different requirements are imposed by these laws and regulations, complying with such interpretations, applications, and requirements could cause us to incur substantial expenses or require us to alter our practices in a manner that could harm our business. We cannot assure you that our existing user information protection systems and technical measures will be considered sufficient under current and future applicable laws and regulations. Any systems failure or compromise of our security, including through employee error, that results in the release of our user data could seriously harm our reputation and brand, impair our ability to retain and attract users and advertisers, expose us to liability to users whose data is released, and subject us to sanctions and penalties from governmental authorities. We also could be liable for any security breaches of our advertisers’ confidential information. Any security breaches exposing such information could damage our reputation and deter current and potential users and advertisers from using our services.

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

We face risks related to natural disasters, terrorist attacks, and health epidemics, such as the recent outbreak of COVID-19, a novel strain of the coronavirus.

Our business has been and could in the future be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis; terrorist attacks and other acts of violence or war; social instability; recurrences of outbreaks of previous health epidemics such as avian influenza, severe acute respiratory syndrome (or “SARS”), the Zika virus, and the Ebola virus; or new outbreaks of health epidemics.  The novel coronavirus disease COVID-19 emerged as an epidemic in December 2019 and has spread rapidly to become a worldwide pandemic.  In response to the emergence of the COVID-19 virus, the Chinese government extended the Chinese New Year holiday beyond its original ending date of January 30, 2020, has limited travel within China, and has encouraged employees of companies in Beijing, where we have our headquarters, and other Chinese cities to work from home until the epidemic can been brought under control. The COVID-19 outbreak has had, and is likely to continue to have, a significant negative impact on the Chinese economy, and on the worldwide economy as a whole, and, in particular, on advertiser spending in the China market in which we operate, which has caused, and could continue to cause, an adverse impact on our advertising revenues by causing our advertisers to curtail their spending on online advertising. Although we believe that one effect during the first quarter of 2020 of measures taken to control the COVID-19 virus have been an increase in our user traffic as individuals confined to their homes spent more time online than they would have otherwise, which trend may continue, our traffic acquisition costs also increased significantly during the first quarter of 2020, and they may continue at a relatively higher level while control measures for COVID-19 remain in effect, which would have an adverse impact on our results of operations. In addition, our advertising customers may require additional time to pay us or fail to pay us at all, which could require us to record additional allowances for any potential uncollectible amounts.  The extent to which COVID-19 impacts our results will depend on future developments, including the possibility of a resurgence of the COVID-19 outbreak in China, which remain uncertain and difficult to predict.

Risks Related to Our Corporate Structure

In order to comply with PRC regulatory requirements, we operate a portion of our business through our primary VIE, Beijing Sogou Information Service Co., Ltd. (“Sogou Information”), a company with which we have contractual relationships but in which we do not have an actual ownership interest, and its three direct and indirect wholly-owned subsidiaries. If these contractual arrangements and our current ownership structure were found to be in violation of current or future PRC laws and regulations we could be subject to severe penalties.

Various regulations in the PRC restrict or prohibit foreign-owned companies from operating in specified industries, such as the provision of Internet information, online games, mobile applications, Internet access, and certain other industries. As we are a Cayman Islands company and our direct and indirect wholly-owned subsidiaries Sogou (BVI) Limited, or Sogou BVI, Sogou Hong Kong Limited, or Sogou HK, and Vast Creation Advertising Media Services Limited, or Vast Creation, are incorporated in the British Virgin Islands and Hong Kong, our indirect wholly-owned PRC subsidiaries, Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”), and Beijing Sogou Network Technology Co., Ltd.  (“Sogou Network”), are wholly foreign-owned enterprises (“WFOEs”) under PRC law and are considered to be foreign-owned. In order to comply with PRC regulatory requirements, we conduct certain of our Internet and other value-added telecommunication operations in the PRC through our VIE Sogou Information, which is incorporated in the PRC and is owned 10% by our Chief Executive Officer, 45% by our controlling shareholder Sohu, and 45% by a Tencent group entity; and through three direct and indirect subsidiaries of Sogou Information, which are also considered to be our VIEs. Through a series of contractual arrangements, Sogou Information, of which we are the primary beneficiary, and Sogou Information’s three direct and indirect subsidiaries are effectively controlled by our subsidiary Sogou Technology. Revenues generated by our VIEs represented 28.3%, 37.7%, and 42.8%, respectively, of our total revenues for the years ended December 31, 2017, 2018, and 2019.

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

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, our current ownership structure, the ownership structure of our PRC subsidiaries and VIEs (excluding the Consolidated Trust), and the contractual arrangements between our PRC subsidiaries and VIEs (excluding the Consolidated Trust) and their shareholders are not in violation of existing PRC laws, rules, and regulations. Our PRC legal counsel also advises us that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we and our PRC legal counsel cannot assure you that PRC governmental authorities will not ultimately take a view contrary to that of our PRC legal counsel. If we were found to be in violation of any existing or future PRC laws or regulations relating to foreign ownership of value-added telecommunications businesses, online search services, online games, other online information and content services, and security reviews of foreign investments in such businesses, governmental authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of our PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Internet platforms, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition, and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs’ assets and operating results into our consolidated financial statements could be adversely affected.

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

The shareholders of Sogou Information may breach, or cause Sogou Information to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of Sogou Information and the interests of our subsidiaries may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of Sogou Information with respect to their ownership of Sogou Information, which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC laws or are otherwise unenforceable. If the contractual arrangements with Sogou Information were found by PRC governmental authorities with appropriate jurisdiction to be unenforceable, we could lose control over the assets owned by Sogou Information and our other VIEs and lose our ability to consolidate such VIEs’ results of operations, assets, and liabilities in our consolidated financial statements and/or to transfer the revenues of our VIEs to our corresponding PRC subsidiary Sogou Technology. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given year for which we otherwise did not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, could cause us to be classified as a PFIC for years in which we would not otherwise be so classified. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

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

On April 13, 2016, the SAIC and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals such as ours. The Cyberspace Administration of China, or the CAOC, issued the Measures for the Administration of Online Information Search Services, which became effective on August 1, 2016 and require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such. The SAIC issued the Interim Measures for the Administration of Online Advertising, or (the “SAIC Interim Measures”), which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services and have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages, which had an adverse impact on our search and search-related revenues and overall results of operations for 2016 and, along with the tax on advertising, are likely to continue to have such an impact. We cannot assure you that PRC governmental authorities will not issue new laws or regulations specifically regulating sponsored search services, which could further impact our revenues.

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

While the Chinese economy has grown significantly over the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

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

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2007, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

Although we do not directly provide video and music content, our video and music link-aggregation services may be considered to be the provision of Internet audio-visual programs, which would require us to obtain an Internet audio-visual program transmission license. None of our VIEs currently holds such a license. In addition, current PRC laws and regulations require an applicant for an Internet audio-visual program transmission license to be a wholly state-owned or state-controlled entity unless the applicant had been operating a business involving transmission of Internet audio-visual programs prior to December 20, 2007. None of our VIEs currently is an eligible applicant for such a license, as none of them was operating Internet audio-visual services prior to December 20, 2007. If our video and music link-aggregation services were found to violate the applicable laws and regulations, we could be subject to fines, forced to remove all of the audio-visual links from our platform, and subject to a penalty equal to one to two times our total investment in the affected business. As of the date of this annual report, we are in the process of negotiating to acquire an entity that holds a valid Internet audio-visual program transmission license. Such negotiation is at a preliminary stage, and there is no assurance that we will be able to reach a deal on commercially reasonable terms in a timely manner, or at all. Furthermore, there is no assurance that such a practice will not be restricted or prohibited by future laws and regulations.

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

Our efforts to develop an online lending and microcredit program could be limited by PRC regulation of the microcredit industry.

PRC laws, rules, regulations, and governmental policies governing the online lending industry and microcredit businesses are at a relatively early stage, and can be expected to continue to evolve.

Although we are implementing measures intended to comply with applicable PRC laws and regulations regarding the online lending industry and microcredit businesses, due to the lack of clear interpretation and rules regarding the implementation of such laws and regulations, the measures we take may not be sufficient to ensure such compliance. In addition, as PRC regulations governing the online lending industry and microcredit businesses are evolving and further regulations regarding certain aspects of the online lending industry and microcredit companies may be implemented, we could be required to make changes to our existing practices. Failure to comply with such laws and regulations could result in our being subject to, among other things, regulatory warnings, fines, or criminal penalties, and we could also be prohibited from conducting our current online lending business in the future. See “PRC Regulation-Regulation of Online Lending and Microcredit Services.”

The Notice on Regulating and Rectifying the “Cash Loan” Business (“Circular 141”), issued jointly by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against Peer-to-Peer Online Lending Risks on December 1, 2017, stipulates that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control, and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. On October 9, 2019, the China Banking and Insurance Regulatory Commission, together with other eight governmental authorities, promulgated the Notice of the Promulgation of Supplementary Provisions for the Supervision and Administration of Financing Guarantee Companies (“CBIRC Circular 37”), which states that institutions that provide services such as customer recommendations and evaluation of credit to lending institutions may not provide financial guarantee services without approval of regulatory authorities. Based on our understanding of industry practice, we do not believe that our operation of our online lending and microcredit loan facilitation business should be deemed to be operation of a financial guarantee business. However, due to a lack of sufficient interpretation of Circular 141 and CBIRC Circular 37, the exact definition and scope of operating a financial guarantee business remain unclear. If we were deemed to be operating a financial guarantee business in violation of Circular 141 and CBIRC Circular 37, we could be subject to penalties, sanctions, and other liabilities, and we could be required to adjust our collaboration model with our financial institution partners, which could have an adverse effect on the development of our online lending and microcredit program.

In addition, the Provisions Applicable to Private Lending Cases, which were issued by the Supreme People’s Court effective September 1, 2015, (i) prohibit loans with interest rates exceeding 36% per annum, and provide that any excess paid must be returned to the borrower and (ii) provide that loans with interest rates between 24% and 36% per annum are generally permissible as long as they do not damage the interests of the state, the community, or any third parties other than the borrower. Accordingly, if we make or facilitate any loans that PRC governmental authorities or PRC courts calculate as having interest rates exceeding 36%, we may be required to return the excess and could be subject to fines or even criminal liability, and we may not be able to collect interest rates between 24% and 36% per annum on loans with such interest rates that become delinquent if a PRC court determines that such interest rates damaged the state, the community, or any such third parties.

The approval of the China Securities Regulatory Commission (the “CSRC”) may have been required in connection with our corporate structure and our initial public offering, and the failure to obtain any required approval could have an adverse effect on our business and results of operations and the trading price of our ADSs.

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

The need to comply with such requirements could prevent us from making timely transfers of the net proceeds of our initial public offering to our PRC subsidiaries and, in the event we wish to make such transfers through loans to our PRC subsidiaries or VIEs, will limit the amounts of the net proceeds that we may transfer, which could limit our ability to fund or expand our business in accordance with our intended use of the proceeds of our initial public offering. The amounts of total investment and registered capital of Sogou Technology as of December 31, 2019 were approximately US$100.0 million and US$40.0 million, and two times its net assets was equal to US$781.9 million, meaning that the limit on the proceeds of our initial public offering that we would be permitted to loan to Sogou Technology as of December 31, 2019 would be US$781.9 million. The amounts of total investment and registered capital of Sogou Network as of December 31, 2019 were both approximately US$0.8 million, and two times its net assets was equal to US$36.5 million, meaning that amount of the proceeds of our initial public offering that we would be permitted to loan to Sogou Network would be US$36.5 million. Two times the net assets of our three principal VIEs was equal to negative US$66.8 million (Sogou Information), negative US$22.7 million (Shi Ji Si Su), and US$7.8 million (Chengdu Easypay), respectively, as of December 31, 2019, which represent the respective statutory limits on the amounts of loans we would be permitted to make to them as of December 31, 2019.

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

Our corporate affairs are governed by our Amended and Restated Memorandum of Association and Amended Restated Articles of Association and we are governed by the Companies Law of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

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

In late 2012, the impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they failed to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties, such as suspensions of the right to practice. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent, has the power to appoint a majority of our board of directors. Sohu and Tencent together have indirect shareholdings totaling approximately 73.0% of the total of our outstanding Class A and Class B Ordinary Shares and totaling approximately 96.4% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares as of March 31, 2020, due to the additional voting power of the Class B Ordinary Shares. Sohu’s and Tencent’s combined voting power gives them the power to control actions that require shareholder approval under Cayman Islands law, our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, and the New York Stock Exchange Listed Company Manual, including significant mergers and acquisitions and other business combinations, changes to our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

The trading price of our ADSs has been and may continue to be subject to fluctuations. During the period from November 9, 2017, the first day of trading of our ADSs on the New York Stock Exchange, until March 31, 2020, the trading price of our ADSs ranged from US$ 3.00 to US$15.50 per ADS, and the closing sale price on March 31, 2020 was US$3.36 per ADS. Among the factors that could affect the price of our ADSs are the various risk factors described in this annual report and other factors, including:

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

• sales or perceived sales of additional shares or ADSs; and

• our ADS repurchase program, including variations in the amounts and frequency of our repurchases under the program.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic has caused a significant drop in prices on global stock markets, and appears to have similarly had an adverse impact on the market price of our ADSs.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the securities to which the rights relate under the Securities Act of 1933, or the Securities Act, or an exemption from registration requirements is available. Also, under the Deposit Agreement, the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in any rights offerings by us and may experience dilution in their holdings.

In addition, the depositary bank for our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares such holders’ ADSs represent. However, the depositary bank may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them, or that the distribution requires certain governmental approvals, such as requirements for registration or approval of currency conversions. In these cases, the depositary may decide not to distribute that property and ADSs holders will not receive that distribution.

You will experience dilution as outstanding share options are exercised.

You will experience dilution to the extent that additional Class A Ordinary Shares are issued upon settlement of outstanding share options or other share-based awards that we may grant from time to time. As of March 31, 2020 there were options outstanding exercisable for the purchase of an aggregate of 9,841,737 Class A Ordinary Shares.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2019 there were 109,973,265 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding. The ordinary shares held by our officers and directors and certain shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

In addition, Sohu, Tencent, and Photon Group Limited (“Photon”), a British Virgin Islands company of which Dr. Charles Zhang, the Chairman of or Board of Directors may be deemed to be the beneficial owner, which held approximately 33.8%, 39.2%, and 6.4% of the combined total of our outstanding Class A and Class B Ordinary Shares as of March 31, 2020, are parties to a registration rights agreement that gives them rights that, if exercised, will permit them to sell some or all of their shares freely in the open market without regard to the restrictions of Rule 144 under the Securities Act. As of March 31, 2020, there were options outstanding exercisable for the purchase of an aggregate of 9,841,737 Class A Ordinary Shares. We also may grant or issue additional share options, restricted share units, or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2019 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2019 taxable year ended November 30, 2019. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

If we are a PFIC, a U.S. holder of our ADSs or Class A ordinary shares could make a variety of elections that might alleviate certain of the tax consequences referred to above, and certain of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ADSs or Class A ordinary shares. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

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

In October 2010, Sohu undertook another reorganization in preparation for our issuance of Pre-IPO Series A Preferred Shares in a financing transaction, and transferred other businesses and employees related to the search and search-related businesses to us. We then issued and sold 24,000,000, 14,400,000, and 38,400,000 Pre-IPO Series A Preferred Shares to Alibaba, China Web Search (HK) Limited (“China Web”), and Photon. In June 2012, Sohu repurchased the 24,000,000 Pre-IPO Series A Preferred Shares held by Alibaba.

In September 2013, Tencent invested US$448.0 million in cash in us and transferred its Soso search-related businesses and certain other assets to us, in exchange for which we issued 65,431,579 Pre-IPO Series B Preferred Shares and 79,368,421 Pre-IPO Class B Ordinary Shares to Tencent.

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

In August 2017, in preparation for our initial public offering, Sohu, Tencent, and we entered into a voting agreement that provided for the redesignation of all of our authorized and outstanding equity shares outstanding immediately prior to the completion of our initial public offering into either Class A Ordinary Shares or Class B Ordinary Shares effective upon the completion of our initial public offering and also provides, among things, that, effective upon the completion of such offering, subject to certain conditions, for so long as Sohu and Tencent together hold a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares, Sohu will continue to have the right to appoint a majority of our Board of Directors. The Class A Ordinary Shares are entitled to one vote per share, and the Class B Ordinary Shares, which are held solely by Sohu and Tencent, are entitled to 10 votes per share. As a result, Sohu and Tencent together have the power to decide all matters that are put to a vote of our shareholders. See “Related Party Transactions—Voting Agreement Between Sohu and Tencent.”

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

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries, according to CTR, and we are the fourth largest Internet company in China based on MAU in December 2019, according to iResearch. Our differentiated search services, our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

Sogou Search had an 18.3% market share in China based on mobile queries in December 2019, according to CTR. We strengthened our content and service ecosystem during 2019. On the content front, we are committed to building a more efficient and knowledgeable search platform that provides high-quality content, particularly in healthcare search and intelligent question answering (“Q&A”). On the services front, we enhanced our offerings, starting to explore opportunities in AI healthcare. With the ongoing integration of AI technology, Sogou Search continued to evolve into an intelligent Q&A engine.

In addition, we have built and share a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users, including search access to the vast content from Tencent’s Weixin/WeChat Official Accounts. Sogou Search is the default search engine for a range of Tencent products that offer general search functions. Sogou Search also continues to be the preferred search engine on Weixin/WeChat for third-party search services to access external Internet content. We intend to extend this partnership year to year until 2023 as part of the overall framework agreement that Sogou and Tencent entered into in September 2018.

Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2019, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Mobile Keyboard is the third largest mobile app in China in December 2019, according to iResearch, and is China’s largest and most popular voice recognition app, based on our internal data. In December 2019, Sogou Mobile Keyboard had 464 million mobile DAUs, and processed up to 802 million daily voice requests. Sogou Mobile Keyboard interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Mobile Keyboard has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic. It also provides targeted recommendations to address users’ variety of needs for informaction discovery while they are typing. Thanks to a number of product innovations, Sogou Mobile Keyboard continues to evolve from a utility software to an AI-enabled communication assistant.

With a large user base from both Search and Mobile Keyboard, as well as our advanced big data capabilities, we have gradually built up our Recommendation Service. The service consists of feed that leverages our various search-related assets and recommendations on Mobile Keyboard.

We have been dedicated to the upgrade of our Smart Hardware business by better leveraging Sogou’s AI capabilities. In 2019, our major product lines included Sogou AI, our voice-enabled hardware products that are empowered by AI technogy, and Teemo, our smart hardware products for children. In 2019, we launched a variety of upgraded products to the market. We aim to further diversify our product matrix and strengthen the pipeline.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have become a leader in language-centered AI capabilities, including speech, computer vision, machine translation, dialogue, and Q&A. In addition to empowering our core Search, Mobile Keyboard, and Smart Hardware businesses, we also integrated the technologies into industry-leading solutions, including AI-powered Vocational Avatars and Simultaneous Interpretation, and expanded their use into multiple sectors. Our proven AI capabilities will facilitate our launch of more disruptive products and services, such as virtual personal assistants (“VPAs”), to serve users anytime, anywhere.

We have recorded solid revenue growth, with an increase from US$908.4 million in 2017, to US$1.124 billion in 2018, and US$1.172 billion in 2019. We generate revenues primarily from search and search-related advertising services, which represented 92% of our total revenues in the year ended December 31, 2019.

Our Business

Products and Services for Users

Our suite of products and services for users focuses on search and search-related services that cover a wide variety of use cases, from online search to input methods. Through our products and services, we have built a massive and engaged user base.

Sogou Search

We make information easily accessible for Chinese Internet users. Through Sogou Search, we enable our users to conveniently find relevant, high-quality, and comprehensive information anytime, anywhere. We offer users general and vertical search services through our website sogou.com and our mobile search application. In addition, Sogou Search is the default general search engine for popular Internet portals such as qq.com and sohu.com, and popular browsers such as the Mobile QQ Browser and Sogou Browser. Sogou Search was the second largest search engine in China with an 18.3% market share by mobile queries in December 2019, according to CTR.

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

We launched Sogou Input Method, the first cloud-based Chinese language input software, in 2006. Sogou Input Method has become an indispensable Chinese language input software tool for PC and mobile users. According to iResearch, as of December 31, 2019, Sogou Input Method was the most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU in December 2019, with 230 million PC MAU, and had achieved a penetration rate of 99% among PC Internet users in China.

According to iResearch, as of December 31, 2019, Sogou Mobile Keyboard, the mobile application for Sogou Input Method, was the third most widely used mobile application in China by DAU, and the number one Chinese language input application for mobile users in terms of MAU, with 617 million mobile MAU, and had achieved a penetration rate of over 66% among mobile users of third-party Chinese language input applications.

The diagrams below illustrate how Sogou Mobile Keyboard has made Chinese language input easy and efficient for mobile users.

As Sogou Input Method has made Chinese language input easy and efficient for users, we also provide a suite of differentiated features to enrich user interactions and expressions, including a music-enabled keyboard, a font library, and an emoticon store, to allow more personalized user experience. Our core AI technologies, including voice, translation, and dialogue, have driven product innovation for Sogou Mobile Keyboard by providing more intelligent user interactions and expressions. Sogou Mobile Keyboard processed as many as up to 802 million voice inputs in the fourth quarter of 2019, handled millions of translation requests per day, and provided many AI-enabled functions. The SmartShare function generates a diverse range of automated personalized response options for user chats. The Voice Conversion function allows users to convert their voices to a selection of characters, such as celebrities and animated characters, as well as dialects. Most recently, we launched an AI assistant named “Smart Wangzai,” which recommends to users an array of emoticons and expressions in chats. This innovative function helps evolve our Mobile Keyboard from a utility software to an AI-enabled communication assistant.

The diagrams below illustrate how Sogou Mobile Keyboard has made Chinese language input more intelligent for mobile users.

Illustration of Smart Wangzai

In addition, Sogou Mobile Keyboard possesses a large library of language data, with over 120 billion Chinese character inputs per day that our users have generated across a wide variety of Internet use cases, such as social media, news, entertainment, shopping, travel, and financial services. We are able to leverage such massive data to more accurately and rapidly predict user intent, which enables us to continually enhance and innovate our products and services.

Recommendation Service

With large user bases for both Search and Mobile Keyboard, we have gradually built up our recommendation service. The service consists of feed that leverages our various search related assets and recommendations within Mobile Keyboard.

•                     Feed:  Through Sogou Search and Sogou Browser, we provide personalized feed containing up-to-the-minute information and content tailored to users’ demographics and interests. Our feed service leverages our AI and big data capabilities and complements our search and other offerings.

•                     Recommendation on Mobile Keyboard: We enhanced content and service distribution capabilities for Mobile Keyboard, which is becoming another driver for our recommendation service. We intend to tap into additional uses for recommendation, better fulfilling users’ various needs for information discovery while they are typing.

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

Sogou Mobile Assistant

Sogou Mobile Assistant provides users with access to a large selection of mobile applications and mobile games, which are authenticated by us in order to ensure the safety of the content for users’ phones. Using big data and AI technologies, we have built an intelligent recommendation system in Sogou Mobile Assistant to help users find mobile applications and games related to their interests.

Sogou Game Center

The Sogou Game Center, our gaming platform, offers web and mobile games developed by third parties.

Sogou Translation

Sogou Translation is a multi-language translation solution that incorporates neural machine translation technology and a massive linguistic database to deliver language translation. It is web-based and also available as a mobile application. In addition to written text translation, the Sogou Translation mobile application supports speech, document, optical character recognition (“OCR”), and augmented reality translation.

Sogou Dictation

Sogou Dictation is a full-service transcription solution that enables consumers to easily transcribe, store, and edit voice recordings for users on mobile devices and PCs. It provides highly accurate and efficient speech-to-text conversion by integrating Sogou’s advanced voice recognition technology and significant language database derived from the Sogou Input Method. By applying Sogou’s proprietary Adaptive Attention-based modeling technique and industry-leading Transformer-based voice recognition technology, the Sogou Dictation service can achieve a 97% transcription accuracy rate. Sogou Dictation also supports AI-enabled error detection and correction service for transcribed texts.

Smart Hardware

In 2019, we continued to upgrade our smart hardware strategy to better leverage Sogou’s AI capabilities and improve product competitiveness. Our major product lines include Sogou AI, our voice-enabled hardware products that are empowered by AI technogy, and Teemo, our smart hardware products for children. In 2019, we launched a variety of upgraded products to the market. We aim to further diversify our product matrix and strengthen the pipeline.

Sogou AI

Since we launched a series of smart translation devices in 2018, we have further expanded our Sogou AI product line and launched a new product category - AI Smart Recorder. Our AI devices integrate our latest AI competencies in voice and translation. In particular, our AI Smart Recorder has redefined the traditional recorder with a variety of innovative functions including real-time transcription with a 97% accuracy rate and simultaneous translation between multiple languages. In addition, we have devoted R&D efforts to high-end AI-enabled recording products for more sophisticated use cases, which will further expand our AI product lines.

Teemo

Our Teemo product line, which is expanded from our Teemo smartwatch for children, includes a full suite of smart hardware for children. In 2019, we launched JOY2, a new generation of children’s smartwatch that integrates multiple AI-enabled functions, such as intelligent Q&A, simulation of parents’ bedtime storytelling and smart evaluation of children’s spoken English levels. Leveraging the Teemo brand, we intend to launch new categories of smart hardware for children in the future.

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

We also generate revenue from other business by offering Internet value-added services, or IVAS, primarily with respect to our operation of games developed by third parties, as well as by offering other products and services, including smart hardware products and online lending and microcredit services.

Online Advertising

Search and Search-Related Advertising Products and Services

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our and third parties’ Internet properties. Revenue generated from our auction-based pay-for-click services accounted for 83.0%, 83.8%, and 88.1%, respectively, of the total revenue derived from our search and search-related advertising services in 2017, 2018, and 2019. The following are the types of advertising products and services that we offer:

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

• Brand Advertising:  Our brand advertising services primarily consist of Special Brand Zone, where advertisements are displayed in a prominent designated space on our search result pages; Brand Start Line, where advertisements appear in Sogou Input Method and on our search result pages; and Brand Landmark, where advertisements appear on the right side of our search result pages. Advertisers pay for such services based on the duration of the placement of their advertisements on our search result pages.

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

Online Lending and Microcredit Services

We offer our online lending and microcredit services through mobile applications. We extend loans to qualified borrowers using our own funds and generate revenues through interest and fees. We also provide loan facilitation services, connecting qualified borrowers with established institutional funding partners, and generate revenues through service fees.

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

• Natural Language Processing:  Our natural language processing technology applies computational linguistics, machine learning, data mining, and other algorithms to process, analyze, and understand natural language text, especially in users’ search queries and webpage content. Our technology includes word segmentation, part-of-speech tagging, name entity recognition, entity linking, syntax and semantic analysis, sentiment analysis, and text generation. In search scenarios, natural language processing can enhance the understanding of user queries and webpages, such as query classification, webpage classification, topic modeling, and semantic matching, and consequently, improve user satisfaction of search results. For Q&A, natural language processing helps us to understand user questions submitted in natural language and to extract concise answers from webpages. Based on our accurate and robust classification system, we are able to precisely understand user intent and provide more specific results that fit our users’ needs. During 2019, we applied many state-of-the-art deep learning technologies, including BERT, IRGAN, and Distillation. With these fine-tuned machine learning models, we can better understand users’ queries and build our search system more intelligently.

• Search Ranking:  We rank search results according to our evaluation of how relevant and useful they are to a user’s query. Many factors are considered, such as matches between queries and webpages, freshness, and authority. In order to meet different user’s needs, we also deploy several vertical search engines that focus on specific classes of results, such as pictures, videos, and music. We will mix these results based on user intent so that we can enrich our results and provide more attractive results for users. Our rank strategies for this mix process are realized through a learning to rank model we call “merge LTR.” Each category of result is pushed into a queue and pre-processed in order to give the most prominence to the best results in each category. All these processes run in parallel and finally merge together through the merge model. We also introduced Zhihu and WeChat articles to meet innovative and unique demands. Machine learning algorithms are employed to integrate these factors to return a list of search results. We have applied dozens of models with different algorithms, including Logistic Regression, SVM, Naïve Bayes, Random Forest, and LSTM. These machine learning algorithms not only help us to rank the result lists to better match the users’ needs, but also provide webpages that are fresh, authoritative, clean, and abundant.

Artificial Intelligence

We are at the forefront of AI development with a clear roadmap for future developments. Focusing on natural interaction and knowledge computing, we have become a leader in language-centered AI capabilities, including speech, computer vision, machine translation, dialogue, and Q&A. In addition to empowering our core Search, Mobile Keyboard, and Smart Hardware businesses with AI, we also integrated the technologies into industry-leading solutions, including AI-powered Vocational Avatars and Simultaneous Interpretation, and expanded their use into multiple sectors.

Below are further details of our key AI technologies and solutions:

Natural Interaction

Natural interaction refers to a series of technologies that include speech, computer vision, machine translation, and dialogue.

• Speech Technology: Speech is the core technology enabling voice-based human-machine interaction. We have advanced speech recognition and synthesis technology. In the fourth quarter of 2019, we processed up to 802 million voice inputs through Sogou Mobile Keyboard per day. We received first place in the Word Error Rate and Speech Pause subcategories at the Blizzard Challenge 2018, a prominent global competition for speech synthesis.

• Computer Vision: Image is the core technology enabling vision-based human-machine interaction. Through deep learning and massive data generated from our core products, we have developed capabilities in handwriting recognition, OCR, image search, and facial recognition. We set a new world record in the Object Detection subcategory at Pascal VOC 2018, a prominent global challenge for computer vision. Our facial recognition technology also ranked first in the 2018 MegaFace Million-Scale Face Recognition Challenge. Most recently, we set several new world records in the ICDAR 2019 Robust Reading Challenge on Arbitrary-Shaped Text, a prominent global challenge for OCR.

• Machine Translation: We have developed advanced machine translation technology. We successfully applied deep neural network technology to optimize and commercialize real-time machine translation technology, with the ability to simultaneously recognize voice inputs and enable multilingual translation. We ranked first in the Baseline Model task during the 2018 International Workshop on Spoken Language Translation (IWSLT), a top-tier international machine interpretation competition.

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

•                  Question Answering: Our Q&A technology finds answers to questions posed in natural language. Instead of limiting their search queries to keywords, users can search using natural language, and in response, get direct answers in addition to a list of Web links. Since Q&A technology improves the efficiency of user access to information, we believe Q&A is an increasingly prevalent form of search. In January 2019, we came in first in the Conversational Question Answering (“CoQA”) Challenge and set new records for all evaluation metrics. Our Q&A technology has narrowed the gap between the average reading comprehension level of a machine and a human. Leveraging our Q&A technology, we are able to deliver a more efficient search experience to users, with our top, direct answer results fulfilling a significant portion of our overall search results with a high level of accuracy. The Q&A technology is also applied in our proprietary smart triage platform, which we believe may foster our future development in AI healthcare. In 2019, we also partnered with third parties, including Tencent, Huawei, Oppo, and Samsung, to integrate our intelligent Q&A services into some of their products.

Industry-Leading Solutions

•                  Vocational Avatar: By integrating the latest advances in image detection, speech synthesis and reconstruction, and best-in-class algorithms, Sogou Vocational Avatar can present a lifelike resemblance to a human being, providing a highly-dynamic and seamless experience for users. Since its debut in 2018, Sogou Vocational Avatars has developed into its fourth generation and achieved a major upgrade to empower the virtual Avatars with realistic real-time human interactions. We have made substantial progress in expanding the application of our Vocational Avatar solution in various sectors, including AI News Anchors in news broadcasting, AI Virtual Judge in legal services, and AI Customer Service Avatar in the financial services industry.

•                  Simultaneous Interpretation: As a critical component of our use of AI technology in cross-language communication, Sogou Simultaneous Interpretation has undergone three upgrades since it was first unveiled in 2016 at the World Internet Conference in Wuzhen, China. The latest upgrade, Sogou Simultaneous Interpretation 3.0, significantly enhances the efficiency and accuracy of machine translation by combining computer vision and AI self-learning capabilities that enable the instant capture and comprehension of multimodal information presented by the speaker. It is the first machine interpretation system that can “see” and “think” in real-time as the presenter speaks.

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

• Data Application and Services:  We continue to improve and innovate our existing products by leveraging our big data capabilities. We develop a variety of data analysis products for individuals and business customers, such as targeted marketing analytics products for advertisers. We also apply our big data capabilities in our recommendation service and in risk control modeling for certain businesses.

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

As of December 31, 2019, we have been issued 1,145 patents in China and 66 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 1,216 patent applications currently pending in China and 79 patent applications currently pending in countries and regions outside of China; we have submitted 85 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2019, we have registered 804 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “Sogou,” Sogou logos, trademarks relating to our products such as Sogou Input Method, Sogou Map and Teemo, and their corresponding Chinese version marks; and we are in the process of applying for the registration of 408 other trademarks. We also have registered trademarks in various countries and regions, including Taiwan, Hong Kong, Macau, Germany, Myanmar, Saudi Arabia, India, the United Arab Emirates, Australia ,the African Regional Intellectual Property Organization, and the United Kingdom, and we are in the process of applying for the registration of trademarks in the United States, Australia, the European Union, Macau, Russia, Indonesia, Vietnam, South Korea, Japan, Ukraine, Thailand, Philippines, Turkey, Pakistan, Canada, Hong Kong, and Taiwan. As of December 31, 2019, we have 114 trademarks registered outside of Mainland China and we are in the process of applying for registration of 247 trademarks. As of December 31, 2019, we are the registered owner of 209 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2019, we own the rights to 157 domain names that we use in connection with the operation of our business, including our Sogou website sogou.com.

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

We have licensed 234 patents from Tencent and intend to continue to license technology from Tencent and other third parties. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms, or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain or integrate any of these licenses could delay product and service development until alternative technologies can be identified, licensed, and integrated.

Technology Infrastructure

We have built what we believe is a reliable and secure network infrastructure that will fully support our operations. As of December 31, 2019, we owned approximately 27,552 servers located in eight Internet data centers in China. We have also obtained what we believe is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of our operations, and have established a large-scale GPU service cluster to provide computing power for our AI technologies.

As of December 31, 2019, we had 41 technical support employees to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to discover and fix problems in the operation of hardware and software in our server network in a timely fashion.

Marketing

We focus on delivering superior user experience through better products and services, which we believe can expand our user base and enhance our brand. Since inception, our user base has grown primarily through word-of-mouth referrals; thus, we have built our brand with modest marketing costs.

While we have benefitted significantly from word-of-mouth marketing, we have also launched marketing campaigns designed to further promote our brand, products, and technologies. In 2019, we focused on marketing our technology through industry-specific applications. This was designed to demonstrate our technological advantages and enhance Sogou’s brand image as a leading AI-based solution provider. For example, Sogou has expanded the application of its AI Vocational Avatar technology in various sectors, including AI News Anchors in news broadcasting, AI Virtual Judge in legal services, and AI Customer Service Avatar in financial services. Our proprietary AI Vocational Avatar served as a hostess at various industry summits and our AI Simultaneous Interpretation solution supported a number of conferences in such areas as technology, finance, and sports.

Competition

Our business consists primarily of search and search-related services. We face intense competition in these areas for both users and advertisers primarily from Baidu, Toutiao of Bytedance, and ShenMa of Alibaba. We also face competition from vertical search service providers, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com, and short video platforms such as Douyin of Bytedance and Kuaishou. We compete for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards, bus advertisements, television, and radio.

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

Employees

We had 2,295, 2,789, and 2,738 employees as of December 31, 2017, 2018, and 2019, respectively. We also employ independent contractors to support our research and development, product development, sales and marketing departments, and had approximately 196 independent contractors on average during the 2019 fiscal year. As of December 31, 2019, 41% of our employees held Master’s degrees or Ph.D.s, and 74% of our employees worked in the research and development department. None of our employees is represented under collective bargaining agreements. The table below sets forth the number of our employees in each functional area as of December 31, 2019.

Employee
Business operations	110
Research and development	463
Sales and marketing	136
General and administrative	2,029
Total	2,738

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

Facilities

We currently lease from Sohu, on an arms-length basis, approximately 18,228 square meters of office space at Sohu.com Internet Plaza in Beijing, China under a lease that expires on December 31, 2022 and may be renewed subject to terms agreed to by Sohu and us. In addition to the office space leased from Sohu, we lease a total of approximately 18,744 square meters of office space in Beijing, Hangzhou, Chengdu, Shantou Hefei, and Tianjin, China from other third parties.

Legal Proceedings

From time to time, we become subject to legal proceedings and claims in the ordinary course of our business. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors.

While we do not believe that such currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, we cannot guarantee that they will be decided or resolved favorably for us, and such pending proceedings or any future legal proceedings or claims, even if not meritorious, could result in our expenditure of significant financial, legal, and management resources. For a description of risks relating to litigation, please see “Risk Factors—Risks Related to Our Business—Pending or future litigation could have an adverse impact on our financial condition and results of operations.”

PRC Regulation

The following is a summary of certain key laws and regulations relevant to our business activities in China. For a description of legal risks relating to our ownership structure and business, see “Risk Factors”.

Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunication services, and set out the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and updated in February 2003, December 2015, and June 2019, identifies information services, Internet data centers, Internet access as value-added telecommunications services. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

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

On November 28, 2018, the MIIT issued to Sogou Information renewed Value-added Telecommunications Services Operating Licenses which authorize the provision of Internet data centers, and Internet access, which are classified as value-added telecommunication services. Holders of Value-added Telecommunications Services Operating Licenses are required to submit reports to the MIIT annually.

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

Provision of Internet Content

Internet Information Services

On September 25, 2000, the State Council issued the Measures for the Administration of Internet Information Services (the “ICP Measures”), which were amended on January 08, 2011. Under the ICP Measures, entities that provide information to online users on the Internet, or ICPs, are obliged to obtain an operating license from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations described above.

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in conspicuous locations on their home pages. ICPs are required to police their Internet platforms and remove certain prohibited content. Many of these requirements mirror Internet content restrictions that have been announced previously by PRC ministries, such as the MIIT, the Ministry of Culture (the “MOC”), and the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”), that derive their authority from the State Council.

On October 25, 2017, the Beijing Telecom Administration, or the BTA, issued to Sogou Information a renewed Telecommunications and Information Services Operating License (“ICP license”). Sogou Information is required to submit a reports to the BTA annually.

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

Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services (the “Internet Publishing Rules”), which took effect on March 10, 2016, to replace Tentative Measures for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules define “Internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such Internet publications via information network are required to apply for an Internet publishing license with the relevant governmental authorities and submit the application, if approved, to the SAPPRFT for approval before distributing Internet publications. Sogou Information plans to apply for an Internet publishing license.

Internet Audio-visual Program Services

On December 20, 2007, the SAPPRFT and MIIT jointly issued the Administrative Provisions for the Internet Audio- Visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-visual Program Provisions define “Internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet, and the provision of upload and audio-video programs transmission services to a third party. Entities engaging in Internet audio-visual programs services must obtain an internet audio-visual program transmission license, which will only be issued to state-owned or state-controlled entities unless the license applicant has obtained an Internet audio-visual program transmission license prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by SAPPRFT on March 10, 2017, “aggregation of Internet audio-visual programs”, which means “editing and arranging the Internet audio-visual programs on the same website and providing searching and watching services to public users”, falls into the definition of the aforementioned “Internet audio-visual programs services.” Sogou information is currently in the process of negotiating with an entity that had obtained an Internet audio-visual program transmission license in order to acquire all of the equity interests in such entity, which is a common market practice for companies, such as us, that are not wholly state-owned or state-controlled entities.

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

On July 1, 2014, the SASMG issued the Administrative Regulations on Surveying and Mapping Qualification Certificate and Classification Standard on Surveying and Mapping Qualification Certificate (the “SASMG Regulations and Standards”) effective on August 1, 2014, to replace previous regulations issued on April 16, 2004 and March 12, 2009. Under the SASMG Regulations and Standards, there are two types of Surveying and Mapping Qualification certificates that may be issued to providers of Internet map services. A Class A certificate allows a holder to provide (i) map-location services, (ii) geo-information uploading and dimension services, and (iii) geo-information database development services, while a holder of a Class B certificate may only provide the first two types of services.

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

On January 1, 2015, Sogou Information obtained a renewed Class A Certificate of Surveying and Mapping Qualification from the SASMG.

Internet Pharmaceuticals Information Dissemination

Under the Measures for the Administration of Internet Pharmaceuticals Information Services (the “Pharmaceuticals Information Services Measures”) issued on July 8, 2004 and amended on November 17, 2017 by the State Food and Drug Administration (the “SFDA”), approval of the SFDA or one of its local branches is required before a Website may disseminate information concerning pharmaceuticals.

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

Sogou Information received renewed SFDA approval on October 31, 2017.

Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China (the “New Advertising Law”), which became effective on September 1, 2015 and was amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of governmental authorities. On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Online Advertising (the “SAIC Interim Measures”), effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat pay-for-click search results as advertisements that are subject to PRC advertisement laws, and require that pay-for-click search results be conspicuously identified on search result pages as advertisements. The New Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

On April 13, 2016, the SAIC and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management (the “Campaign Notice”), pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals, such as ours, and other portal, financial, real estate, P2P, and investment product sales services Websites. The SAIC Interim Measures treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services, have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages.

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

On June 25, 2016, the CAOC issued Measures for the Administration of Online Information Search Services, or the CAOC Measures, which became effective on August 1, 2016. The CAOC Measures, like the SAIC Interim Measures, require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, conspicuously identify pay-for-click search results as such.

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration (the “NCA”), and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structure of Sogou was deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structure of Sogou might be challenged by the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Sogou uses having been challenged by the SAPPRFT as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC laws and regulations, and must obtain the approval of the SAPPRFT before publishing foreign electronic publications. The Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which were jointly promulgated by the SAPPRFT and the MIIT and became effective in 2002, impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an ICP to select, edit and process content or programs and to make such content or programs publicly available on the Internet. As the provision of online games is deemed to be an Internet publication activity, an online game operator must obtain an Internet publishing license and an authorization code for each of its games in operation in order to directly make those games publicly available in the PRC. Although the Internet Publication Measures do not specifically authorize such a practice, an online game operator is generally able to publish its games and obtain authorization codes for those games through third-party licensed electronic publishing entities and register the games with the SAPPRFT as electronic publications. The Rules for the Administration of Internet Publishing Services, which were issued by the SAPPRFT and the MIIT effective March 10, 2016 and replaced the Internet Publication Measures, require that entities in the Internet publishing business must apply for an online publication license and obtain approval from the SAPPRFT prior to the publication of new online games. In addition, under the Internet Publishing Rules Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

The MOC issued the New Provisional Regulations for the Administration of Online Culture (the “Online Culture Regulations”), which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products, the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products.

The Interim Measures for the Administration of Online Games (the “Online Game Measures”) issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch.

In May 2019, the Ministry of Culture and Tourism (the “MCT”), as a successor agency to the MOC, issued a notice which provides that the MCT is no longer responsible for regulating the online-game industry and that its local branches are no longer responsible for granting new Online Culture Operating

Permits, or renewing any existing permits after their expiration, for online games. In July 2019, the MCT abolished the Online Game Measures. As of the date of this annual report, it is not clear whether another PRC governmental agency will be designated to supervise the online game industry, whether a new permit or license that is similar to the Online Cultural Operating Permit will be required of online games operators for their games, or whether imported games will be required to obtain governmental approval before their launch.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the SAPPRFT Imported Online Game Notice, which was issued by the SAPPRFT and took effect on July 1, 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within the PRC must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license.

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

In January 2014, the SAIC promulgated the Administrative Measures for Online Trading or (the “Online Trading Measures”), which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services issued by the SAIC, which took effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that when selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be accurate. If they fail to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or other governmental authorities could impose fines or other penalties on them.

Information Security and Censorship

Pursuant to the Announcement of Special Supervision Against Illegal Collection and Use of Personal Information through Internet Applications, which was issued on January 23, 2019, operators of Internet applications must collect and use personal information of users in compliance with the Cybersecurity Law of the PRC (the “PRC Cybersecurity Law”), which took effect on June 1, 2017, and other laws and regulations, display the terms of service and privay policy in clear language, and specify the purpose and methods that may be used for data collection, take such technical and other measures as are necessary to safeguard personal information obtained from users, and not attempt to coerce users to authorize any such collection and use by way of bundling, suspending the installation of or access to the Internet applications, or other similar means. These requirements were emphasized by a Notice on the Special Rectification of APPs Infringement of User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On October 21, 2019, the Supreme People’s Court of the PRC and the Supreme People’s Procuratorate of the PRC jointly issued an interpretation, effective on November 1, 2019, which clarifies the definition of Internet service provider and the nature and scope of activities of Internet service providers that are prohibited, such as the failure to provide adequate Internet security over, and engagement in and assistance with criminal activities through, the Internet networks and properties such Internet service providers operate.

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

Under the PRC Cybersecurity Law, network service providers must inform users and report to the relevant governmental authorities any known security defects or bugs, and must provide constant security maintenance services for their products and services. Network products and service providers may not contain or provide malware. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if the game is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our systems, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

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

On October 25, 2019, the National Press and Publication Administration issued the Notice on Preventing Minors from Indulging in Online Games (the “Anti-addiction Notice”), which took effect on October 25, 2019. The Anti-addiction Notice stipulates that online game operators must require real name registration by their users and must not provide game services to users who have not completed their real -name registrations. The Anti-addiction Notice also provides restrictions on the types of, time of day and length of the daily use of, and maximum amounts per transaction and per month paid for, online game services offered by online game operators to minors.

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

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency or the Virtual Currency Notice to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of Online Game virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to the “treasure boxes” found in some online games.

On July 20, 2009, the MOC promulgated the Filing Guidelines for Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which define the terms “issuing enterprise” and “trading enterprise” and stipulate that a single enterprise may not be both an issuing enterprise and a trading enterprise.

Regulation of Online Lending and Microcredit Services

Online Lending and Microcredit Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of the Online Finance Industry (the “Fin-Tech Guidelines”) were jointly promulgated by ten PRC governmental authorities, including the People’s Bank of China (the “PBOC”), the MIIT, and the China Banking Regulatory Commission (the “CBRC”).  The Fin-Tech Guidelines actively encourage innovation of internet financial platforms, products, and services for the purpose of increasing market vitality.  The Fin-Tech Guidelines also require companies providing Internet finance services to, among other requirements, engage eligible banking institutions to act as fund depositories for client funds; have adequate procedures for the protection of the personal information of clients; and to not improperly buy, sell, or disclose such personal information.

Circular 141, which was jointly issued by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against Peer-to-Peer Online Lending Risks on December 1, 2017, stipulates general requirements for “cash loan” businesses conducted by online microcredit companies, banking institutions, and online lending information intermediaries, and specifies general requirements and guidelines with respect to cash loan businesses, such as governmental pre-approval requirements, limits on interest rates and overall costs to borrowers, “know-your-customer” requirements, borrower eligibility assessment requirements, a prohibition on collection of loans using violence, and protection of customers’ personal information. In addition, Circular 141 prohibits online microcredit companies from facilitating loans to students, making loans that are not made with the use of proceeds specified or that are to be used for down payments or speculative trading, and funding loans using illegal sources of funds.

Circular 141 also stipulates that a banking institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control, and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. In addition, CBIRC Circular 37 states that institutions that provide services such as customer recommendations and evaluation of credit to lending institutions may not provide financial guarantee services without approval of regulatory authorities. Although we believe that our operation of our online lending and microcredit loan facilitation business should not be deemed to be operation of a financial guarantee business, relevant PRC regulatory authorities might not share the same view as ours, as the exact definition and scope of operating a financial guarantee business remain unclear. If we were deemed to be operating a financial guarantee business, we would be subject to PRC laws and regulations, such as Circular 141 and CBIRC Circular 37, concerning the financial guarantee business.

The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the CBRC and the PBOC on May 4, 2008 (the “Pilot Guidance”), provides guidance on capital source and utilization requirements and restrictions and on the management and operation of microcredit companies. The Pilot Guidance also provides that the establishment of a microcredit company is subject to approval of the competent governmental authority at the provincial level. The People’s Government of Guangdong Province promulgated the Guidance on the Implementation of Pilot Microcredit Companies, on January 14, 2009, and the Interim Administrative Measures on Microcredit Companies of Guangdong Province, on January 23, 2009, which specify the principles, scope, and timeline of a pilot program and pilot joint meeting system; the role of certain governmental authorities; requirements for the establishment, organization, and management of microcredit companies; and supervision and risk prevention rules with respect to microcredit companies in Guangdong province. On March 6, 2017, the Financial Work Bureau of the People’s Government of Shantou, which is a city in Guangdong Province, promulgated the Regulatory Guidance on Online Microcredit Companies Established in Shantou (for Trial Implementation), which sets forth regulatory requirements for the establishment, business requirements, submission of information, and management of risks of online microcredit companies established in Shantou.

Our subsidiary Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”) has obtained the key governmental approvals and licenses required for the conduct of a microcredit business. However, as the regulatory regime and practices with respect to online microcredit companies are evolving, there is uncertainty as to how the various requirements discussed above will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on microcredit companies.

Loans and Interest Rates

The PRC Contract Law recognizes the validity of loan agreements between natural persons and provides that a loan agreement becomes effective when an individual lender provides the loan to an individual borrower, but requires interest rates charged under a loan agreement to comply with applicable PRC laws and regulations. The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (the “Private Lending Judicial Interpretations”) issued by the Supreme People’s Court in August 2015 and effective in September 2015 specify that loan agreements for loans with annual interest rates below 24% are valid and enforceable. With respect to a loan with an annual interest rate between 24% and 36%, if the interest on the loan has already been paid to the lender and such payment has not caused damage to the interests of the state, the community, or any third parties, the Private Lending Judicial Interpretations indicted that courts will be likely to dismiss a borrower’s demand for return of the interest payments. If the annual interest rate of a private loan is higher than 36%, the portion of the interest exceeding the maximum interest rate is invalid.

Circular 141 stipulates that with respect to cash loan businesses, the aggregate borrowing costs charged to borrowers in the form of interest and various fees must not exceed the limits on interest rates applicable to private lending set forth in the Private Lending Judicial Interpretations.

The Pilot Guidance stipulates that microcredit companies may set interest ceilings and floors for their loans.  However, an interst ceiling  must not exceed the permited maximum interst specified by the relevant governmental authorities, and an interest floor must not be set below 0.9 times the benchmark lending rate for loans published by the PBOC.

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

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the NCA issued Computer Software Copyright Registration Procedures on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

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

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, which were amended in 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

We have adopted measures to mitigate copyright infringement risks, such as real-time monitoring and mechanisms for fast removal upon receipt of notices of infringement. As of December 31, 2019, we had registered 209 software copyrights in the PRC.

Patent Law

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000 and 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on December 28, 2002 and January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years from the date of the filing of the patent application, in the case of an invention, and 10 years from the date of the filing of the patent application, in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2019, we had been granted 1,145 patents in the PRC.

Trademark Law

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law (the “Trademark Law”), which was amended in 1993, 2013 and 2019. On August 3, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2019, we had registered 804 trademarks in the PRC.

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

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring, or disclosing the personal information of a child, an Internet service provider must inform the child’s parents or guardians and obtain their consent. Meanwhile, Internet service providers must take protective measures, such as encryption, when storing children’s personal information.

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

• The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010) and related Implementing Rules (2014);

• The Law of the People’s Republic of China Regarding Anti-spy (2014);

• Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

• Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

• Administrative Measure for the Security Protection of International Connections to Computer Information Networks (1997, as amended in 2011);

• Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000); and

• The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000, as amended in 2009).

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

The PRC Cybersecurity Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses

In addition, the State Security Bureau has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with legislation regarding the protection of State secrets in the distribution of information online.

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

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy and vulgar content from the Internet. In April 1, 2009, the Ministry of Education, the MIIT and certain other PRC ministries and agencies issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the Website for the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice on May 19, 2009, effective as of May 19, 2009, requiring that all computers manufactured and sold in the PRC have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in the PRC. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, on June 30, 2009, the MIIT postponed the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

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

Laws and Regulations Related to Unfair Competition

Pursuant to the Anti-Unfair Competition Law, which took effect in 1993 and was amended in 2017 and 2019, a business operator is prohibited from any of the following unfair activities:

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

Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the FX Regulations, which were last amended in August 2008. Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, effective in July, 1996, foreign-invested enterprises in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

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

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, which was promulgated in April 1986 and amended in October 2000 and October, 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, which was promulgated in October 1990 and  amended in April 2001 and February 2014. On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law (the “Foreign Investment Law”), which took effect on January 1, 2020. The Foreign Investment Law abolished the Foreign Investment Enterprise Law effective January 1, 2020. Foreign holding companies established in accordance with the Foreign Investment Enterprise Law before the effectiveness of the Foreign Investment Law may retain their original legal status and form under PRC law for five years following the effectiveness of the Foreign Investment Law.  The State Council is expected to issue implementation measures regarding the Foreign Investment Law, but as of date of this annual report no such implementation measures have been issued.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the Corporate Income Tax Law, which became effective on January 1, 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Corporate Income Tax Law issued by the State Council, which were last amended on April 23, 2019. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

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

PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law , the Regulation of Insurance for Labor Injury , the Regulations of Insurance for Unemployment, and the Provisional Insurance Measures for Maternal Employees. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund governmental authorities.

Organizational Structure

As of March 31, 2020, Sohu, our ultimate parent company and controlling shareholder; Tencent; and our directors and executive officers together have shareholdings in us giving them approximately 98.1% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares, due to the additional voting power of the Class B Ordinary Shares held by Sohu and Tencent. Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent Holdings Limited, has the right to appoint a majority of our Board of Directors. Sohu and Tencent together, through their ownership of our Class B Ordinary Shares, have the power to decide all matters that are put to a vote of our shareholders.

As of the date of the filing of this annual report, the following are our significant wholly-owned subsidiaries:

• Sogou (BVI) Limited, or Sogou BVI, incorporated in the British Virgin Islands on December 23, 2005.

• Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, incorporated in the PRC on February 8, 2006.

• Sogou Hong Kong Limited, or Sogou HK, incorporated in Hong Kong on December 12, 2007.

• Vast Creation Advertising Media Services Limited, or Vast Creation, a Hong Kong Company ac quired by us on November 30, 2011.

• Beijing Sogou Network Technology Co., Ltd., or Sogou Network, incorporated in the PRC on March 29, 2012.

• Sogou Technology Hong Kong Limited, or Sogou Technology HK, incorporated in Hong Kong on August 25, 2015.

• Tianjin Sogou Network Technology Co., Ltd., or Tianjin Sogou Network, incorporated in the PRC on May 18, 2017.

• Sogou (Shantou) Internet Microcredit Co., Ltd., or Sogou Microcredit, incorporated in the PRC on November 22, 2017.

• Sogou (Hangzhou) Intelligent Technology Co., Ltd., or Sogou Hangzhou, incorporated in the PRC on April 28, 2018.

• Shantou Ying Zhong Bai Fu Financing Guarantee Co.,Ltd., or Sogou Financing Guarantee, incorporated in the PRC on July 24, 2019.

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

The following is a summary of our significant VIEs:

• Sogou Information

Beijing Sogou Information Service Co., Ltd., or Sogou Information, was incorporated in December 2005. As of December 31, 2019, Beijing Century High-Tech Investment Co., Ltd., a Sohu Group Company, and Shenzhen Tencent Computer System Co., Ltd., a Tencent group entity, and Xiaochuan Wang, held 45%, 45%, and 10% equity interests, respectively, in this entity.

• Shi Ji Si Su

Beijing Shi Ji Si Su Technology Co., Ltd., or Shi Ji Si Su, was acquired in April 2015 for nominal consideration. As of December 31, 2019, Sogou Information held 100% of the equity interest in this entity.

• Chengdu Easypay

Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, was incorporated in January 2015. As of December 31, 2019, Sogou Information and Shi Ji Si Su together held 100% of the equity interest in this entity.

• Consolidated Trust

We established a trust on December 2, 2019 in connection with our online lending and microcredit services (the “Consolidated Trust”), which is administered by a trust company. As the Consolidated Trust only invests in loans facilitated by us, we have the power to direct the activities of the Consolidated Trust, and we have the obligation to absorb losses and the right to receive benefits from the Consolidated Trust that could potentially be significant to the Consolidated Trust. As a result, we are considered the primary beneficiary of the Consolidated Trust and the Consolidated Trust should be consolidated in our financial statements under U.S. GAAP.

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

Commerce & Finance Law Offices, our PRC counsel, has advised us that these agreements became effective upon signing, except for the pledge under the share pledge agreement, which became effective when the pledge was registered with applicable PRC governmental authorities. In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structure and the contractual arrangements between Sogou Technology and Sogou Information and among Sogou Technology, Sogou Information, and the shareholders of Sogou Information comply with current PRC laws and regulations and each of the these agreements is, and taken as a whole these agreements are, valid and legally binding upon each party to such agreements under the laws of the PRC, and enforceable in accordance with its and their terms. We do not believe that any of these agreements would be deemed under PRC laws and regulations to create foreign ownership of the businesses operated through our VIEs (excluding the Consolidated Trust) that would violate PRC laws and regulations. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of our PRC counsel and our belief in that regard. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram summarizes our corporate structure and identifies our principal subsidiaries and VIEs as of the date of this annual report:

Sogou Inc.
(Cayman Islands)
100%
Sogou (BVI) Limited
("Sogou BVI")
(BVI)
100%
100%
Sogou Technology Hong Kong Limited ("Sogou Technology HK") (Hong Kong)
Sogou Hong Kong Limited ("Sogou HK") (Hong Kong)
Vast Creation Advertising Media Services Limited ("Vast Creation") (Hong Kong)
Offshore
Onshore
100%
100%
100%
Beijing Sogou Technology Development Co., Ltd. ("Sogou Technology")
Beijing Sogou Network Technology Co., Ltd. ("Sogou Network")
100%
100%
100%
100%
100%
Beijing Sogou Information Service Co., Ltd. ("Sogou Information")
Tianjin Sogou Network Technology Co., Ltd. ("Tianjin Sogou Network")
Sogou (Shantou) Internet Microcredit Co., Ltd. ("Sogou Microcredit")
Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd. ("Sogou Financing Guarantee")
Sogou (Hangzhou) Intelligent Technology Co., Ltd. ("Sogou Hangzhou")
100%
9%
Beijing Shi Ji Si Su Technology Co., Ltd. ("Shi Ji Si Su")
91%
Chengdu Easypay Technology Co., Ltd. ("Chengdu Easypay")
Consolidated Trust
shareholding
Contractual arrangements, including Exclusive Equity Interest Purchase Rights Agreement, Share Pledge Agreement, Business Operation Agreement, Powers of Attorney, and Exclusive Technology Consulting and Service Agreement.
Consolidated Trust

(1) The shareholders of Sogou Information are Beijing Century High-Tech Investment Co., Ltd., a VIE of Sohu, Shenzhen Tencent Computer System Co., Ltd., a Tencent group entity, and Xiaochuan Wang, our Chief Executive Officer, holding a 45%, 45%, and 10% equity interest, respectively, in this entity, subject to VIE agreements with Sogou Technology.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 【Finance & IR】

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

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries, according to CTR, and we are the fourth largest Internet company in China based on MAU in December 2019, according to iResearch. Our differentiated search services, our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

Sogou Search had an 18.3% market share in China based on mobile queries in December 2019, according to CTR. We strengthened our content and service ecosystem during 2019. On the content front, we are committed to building a more efficient and knowledgeable search platform that provides high-quality content, particularly in healthcare search and intelligent question answering (“Q&A”). On the services front, we enhanced our offerings, starting to explore opportunities in AI healthcare. With the ongoing integration of AI technology, Sogou Search continued to evolve into an intelligent Q&A engine.

In addition, we have built and share a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users, including search access to the vast content from Tencent’s Weixin/WeChat Official Accounts. Sogou Search is the default search engine for a range of Tencent products that offer general search functions. Sogou Search also continues to be the preferred search engine on Weixin/WeChat for third-party search services to access external Internet content. We intend to extend this partnership year to year until 2023 as part of the overall framework agreement that Sogou and Tencent entered into in September 2018.

Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2019, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Mobile Keyboard is the third largest mobile app in China in December 2019, according to iResearch, and is China’s largest and most popular voice recognition app, based on our internal data. In December 2019, Sogou Mobile Keyboard had 464 million mobile DAUs, and processed up to 802 million daily voice requests. Sogou Mobile Keyboard interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Mobile Keyboard has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic. It also provides targeted recommendations to address users’ variety of needs for informaction discovery while they are typing. Thanks to a number of product innovations, Sogou Mobile Keyboard continues to evolve from a utility software to an AI-enabled communication assistant.

With a large user base from both Search and Mobile Keyboard, as well as our advanced big data capabilities, we have gradually built up our Recommendation Service. The service consists of feed that leverages our various search-related assets and recommendations on Mobile Keyboard.

We have been dedicated to the upgrade of our Smart Hardware business by better leveraging Sogou’s AI capabilities. In 2019, our major product lines included Sogou AI, our voice-enabled hardware products that are empowered by AI technogy, and Teemo, our smart hardware products for children. In 2019, we launched a variety of upgraded products to the market. We aim to further diversify our product matrix and strengthen the pipeline.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have become a leader in language-centered AI capabilities, including speech, computer vision, machine translation, dialogue, and Q&A. In addition to empowering our core Search, Mobile Keyboard, and Smart Hardware businesses, we also integrated the technologies into industry-leading solutions, including AI-powered Vocational Avatars and Simultaneous Interpretation, and expanded their use into multiple sectors. Our proven AI capabilities will facilitate our launch of more disruptive products and services, such as virtual personal assistants (“VPAs”), to serve users anytime, anywhere.

We have recorded solid revenue growth, with an increase from US$908.4 million in 2017, to US$1.124 billion in 2018, and US$1.172 billion in 2019. We generate revenues primarily from search and search-related advertising services, which represented 92% of our total revenues in the year ended December 31, 2019.

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

Trends in China’s online search industry

Growth in the online search market in China slowed in 2019. Although there has been increased demand for industry-specific online search in key verticals such as education, e-commerce, online games, financial services, and healthcare, advertisers have been increasingly allocating more of their advertising budgets toward new forms of online advertising platforms, given the significant influx of advertising inventory from feeds and short videos. Growth in the online search market has also been negatively impacted by the already high penetration of mobile devices and slower growth of mobile search traffic. Search engines in China have been adapting to such trends by focusing on building search content ecosystems and integrating more AI capabilities to improve the quality of search services, and leveraging their organic channels on mobile devices for user acquisition. Since the beginning of 2019 competition for mobile traffic acquisition has moderated, which has decelerated earlier trends toward higher traffic acquisition costs. We intend to continue to attempt to mitigate the risk from competition for mobile traffic acquisition by increasingly focusing on organic channels to generate traffic growth.

The online search industry has been and may in the future be affected by changes in the macroeconomic and regulatory environment in China. For example, through 2019 unfavorable macroeconomic conditions in China dampened online advertising sentiment in general, and COVID-19, which emerged as an epidemic in December 2019 and has spread rapidly to become a worldwide pandemic, could have a significant adverse impact on China’s economic growth for the full year of 2020.

According to statistics from the National Bureau of Statistics of China, in the first quarter of 2020 China’s GDP shrank by 6.8%, compared to growth of 6.4% in the first quarter of 2019, demonstrating the pressure COVID-19 put on China’s economy. In addition, according to the International Monetary Fund, China’s GDP growth is currently projected to be 1.2% for the full year of 2020 as a result of COVID-19, compared to 6.1% for the full year of 2019.

The macroeconomic slowdown in China from COVID-19 appears to have weighed on growth in the online advertising market during the first quarter of 2020, and may continue to weigh on such growth for the full year of 2020. Another factor likely to continue affecting growth is regulatory headwinds for certain sectors, which have also had and may continue to have an adverse effect on advertiser spending in the online search industry.

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

Ability to broaden user acquisition channels

Through 2019 we actively expanded our user acquisition channels for mobile products and, in particular, increasingly tapped into the potential of our organic assets, including search app, mobile browser, and mobile keyboard. We continued our partnerships with mobile device manufacturers to ensure the prevalence of our search engine in mobile browsers pre-installed by mobile device manufacturers, which serve as major traffic acquisition channels for search engine service providers. Our decision to voluntarily adjust our traffic acquisition strategy, leveraging organic traffic and reducing our reliance on external channels, allowed us to manage traffic acquisition costs well. In 2019, traffic acquisition costs as a percentage of total revenues increased to 48.0% from 47.4% in 2018. We intend to continue to attempt to mitigate the risk from competion for mobile traffic acquisition by increasingly focusing on organic channels to generate traffic growth.

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

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our search result pages and other Internet properties and third parties’ Internet properties. Revenues generated from our auction-based pay-for-click services accounted for 83.0%, 83.8%, and 88.1%, respectively, of the total revenues derived from our search and search-related advertising services in 2017, 2018, and 2019.

We also generate revenues from other business by offering IVAS, primarily with respect to our operation of Web games and mobile games developed by third parties, as well as by offering other products and services, including smart hardware products and online lending and microcredit services.

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

Research and Development Expenses

Research and development expenses consist primarily of salary and benefits expenses and share-based compensation for our research and development personnel; costs associated with the use of facilities for research and development purposes; and fees for outsourced technical services associated with our product development; .

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses; salary and benefits expenses and share-based compensation for personnel engaged in sales and marketing. Advertising and promotional expenses generally represent the expenses incurred for promoting our products and services and our brand.

General and Administrative Expenses

General and administrative expenses consist primarily of allowances for doubtful accounts and credit losses, professional service fees, and salary and benefits expenses and share-based compensation for employees involved in general corporate operations.

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

HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Sogou Technology, Sogou Information, and Sogou Network qualified as HNTEs in December 31, 2017, 2018, and 2019, respectively, and will need to re-apply for HNTE qualification in 2020 (Sogou Technology), 2021 (Sogou Information), and 2022 (Sogou Network).

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises are subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status. Sogou Technology qualified in 2017 and 2018 for the preferential income tax rate of 10% for 2016 and 2017.

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

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the China-HK Tax Arrangement if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if such Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

PRC Value-Added Tax

We are subject to VAT at a rate of 6% or 13% depending on the type of service or product that we offer. For the period from May 1, 2018 to March 31, 2019 we were subject to VAT at a rate of 6% or 16%, also depending on the type of service or product offered, and before May 1, 2018 we were subject to VAT at a rate of 6% or 17%, also depending on the type of service or product offered.

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

The following table summarizes our historical results of operations for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	801,551	1,023,132	1,073,173
Other revenues	106,806	101,026	99,079
Total revenues	908,357	1,124,158	1,172,252
Cost of revenues (1)	457,401	693,470	738,454
Gross profit	450,956	430,688	433,798
Operating expenses:
Research and development (1)	172,829	201,739	190,402
Sales and marketing (1)	156,420	146,194	138,291
General and administrative (1)	27,821	38,072	40,670
Total operating expenses	357,070	386,005	369,363
Operating income	93,886	44,683	64,435
Interest income	9,126	8,037	4,443
Foreign currency exchange (loss)/gain	(7,082)	5,725	1,849
Other income, net	692	41,489	21,126
Income before income tax expenses	96,622	99,934	91,853
Income tax expenses	14,422	1,153	2,748
Net income	82,200	98,781	89,105

(1) Share-based compensation expense included in:

Cost of revenues	540	669	473
Research and development	16,470	10,313	10,697
Sales and marketing	4,299	1,327	3,726
General and administrative	2,414	1,895	1,005
	23,723	14,204	15,901

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues were US$1.124 billion and US$1.172 billion, respectively, for the years ended December 31, 2018 and 2019, representing a year-over-year increase of 4.3%.

The following table sets forth the relative percentage of our revenues in 2018 and 2019 generated from search and search-related advertising services and from other business.

	For the Year Ended December 31
	2018	% of Revenues	2019	% of Revenues
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	1,023,132	91.0%	1,073,173	91.5%
Other revenues	101,026	9.0%	99,079	8.5%
Total revenues	1,124,158	100.0%	1,172,252	100.0%

Revenues generated from our search and search-related advertising services were US$1.023 billion and US$1.073 billion, respectively, for the years ended December 31 2018, and 2019, representing a year-over-year increase of 4.9%. The increase in our search and search-related advertising revenues resulted primarily from an increase in revenues generated from our auction-based pay-for-click services, which accounted for 83.8% and 88.1%, respectively, of our search and search-related advertising revenues in 2018 and 2019. The growth in revenues from auction-based pay-for-click services resulted primarily from an increase in the number of our advertisers, offset by a decrease in ARPA. The number of our auction-based pay-for-click advertisers was approximately 139,000 and 175,000, respectively, for the years ended December 31, 2018 and 2019, representing a year-over-year increase of 25.9%. The ARPA for auction-based pay-for-click services was US$6,168 and US$5,403, respectively, for the years ended December 31 2018 and 2019, representing a year-over-year decrease of 12.4%.  Revenues generated from our mobile auction-based pay-for-click services accounted for 88% and 92%, respectively, of our total auction-based pay-for-click revenues for the years ended December 31 2018 and 2019.

Other revenues were US$101.0 million and US$99.1 million, respectively, for the years ended December 31, 2018 and 2019, representing a year-over-year decrease of 1.9%. The decrease in other revenues was primarily attributable to a decrease in IVAS revenues.

Cost of Revenues

Our overall cost of revenues increased from US$693.5 million in 2018 to US$738.5 million in 2019, representing a year-over-year increase of 6.5%. The increase in cost of revenues was primarily attributable to an increase in traffic acquisition costs. We incurred traffic acquisition costs of approximately US$532.7 million and US$562.2 million, respectively, in 2018 and 2019, representing a year-over-year increase of 5.5%.

Gross Profit

Gross profit increased from US$430.7 million in 2018 to US$433.8 million in 2019, representing a year-over-year increase of 0.7%. Gross margins were 38.3% and 37.0%, respectively, for the years ended December 31, 2018 and 2019.

Operating Expenses

The following table summarizes the components of our operating expenses for 2018 and 2019:

	For the Year Ended December 31,
	2018	% of Revenues	2019	% of Revenues
	(US$ in thousands)
Operating expenses:
Research and development	201,739	17.9%	190,402	16.2%
Sales and marketing	146,194	13.0%	138,291	11.8%
General and administrative	38,072	3.4%	40,670	3.5%
Total operating expenses	386,005	34.3%	369,363	31.5%

Research and Development Expenses

Our research and development expenses decreased from US$201.7 million in 2018 to US$190.4 million in 2019, representing a year-over-year decrease of 5.6%. The decrease was primarily attributable to a decrease in outsourced product development fees.

Sales and Marketing Expenses

Our sales and marketing expenses decreased from US$146.2 million in 2018 to US$138.3 million in 2019, representing a year-over-year decrease of 5.4%. The decrease was mainly attributable to decreased marketing and promotional spending.

General and Administrative Expenses

Our general and administrative expenses increased from US$38.1 million in 2018 to US$40.7 million in 2019, representing a year-over-year increase of 6.8%. The increase was primarily due to an increase in allowances for doubtful accounts and credit losses and an increase in professional fees.

Other Income, Net

Other income, net decreased from US$41.5 million in 2018 to US$21.1 million in 2019. The decrease was primarily due to gains recognized in 2018 from long-term equity investments under a new accounting standard (ASC321), as well as impairment loss regonized in 2019 for long-term investments.

Income Tax Expenses

Our income tax expenses increased from US$1.2 million in 2018 to US$2.7 million in 2019. The increase was mainly due to an increase in taxable income as a result of higher profit earned by our PRC subsidiaries and VIEs.

Net Income

As a result of the foregoing, we had net income of US$98.8 million and US$89.1 million, respectively, for 2018 and 2019.

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

Consolidation of VIEs

Our VIE Sogou Information is owned by our Chief Executive Officer, a VIE of Sohu, and a Tencent group entity, each of which acts as our nominee shareholder, and our other VIEs are wholly-owned subsidiaries of Sogou Information. For our consolidated VIEs, our management made evaluation of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with Sogou Information. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that we are the primary beneficiary of our consolidated VIEs. We do not have any VIEs that are not consolidated in our financial statements.

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

For the year ended December 31, 2017, we engaged in certain advertising barter transactions for which the fair value was not determinable under ASC 605 and therefore no revenues or expenses derived from these barter transactions were recognized. For the years ended December 31, 2018 and 2019, because of the adoption of ASC 606, we estimated the fair value of advertising services received in barter transactions and recognized US$21.8 million and US$15.7 million in revenues, with a corresponding increase in cost of revenues and sales and marketing expenses. The adoption of ASC 606 did not have a material impact on our consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity as of and for the years ended December 31, 2018 and 2019.

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

Our revenues are derived primarily from search and search-related advertising services. We also derive revenues from IVAS, which consists primarily of our operation of Web games and mobile games developed by third parties, and from other products and services, including smart hardware products and online lending and microcredit services. The following table presents revenues disaggregated by revenue source, net of VAT.

	For the Year Ended December 31,
	2017(1)	2018(2)	2019(2)
	(US$ in thousands)
Search and search-related advertising revenues	801,551	1,023,132	1,073,173
Other revenues	106,806	101,026	99,079
Total	908,357	1,124,158	1,172,252

(1) As noted above, prior period amounts have not been adjusted, pursuant to the modified retrospective method.

(2) For the years ended December 31, 2018 and 2019, the search and search-related advertising revenues would be US$1.001 billion and US$1.057 billion, respectively, and total revenues would be US$1.102 billion and US$1.157 billion, respectively, without adoption of ASC 606.

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

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from our operation of Web games and mobile games developed by third parties, as well as revenues from other products and services, including smart hardware products and online lending and microcredit services. Other revenues are generally recognized when our performance obligations under the applicable agreements have been satisfied, except for interest revenues from our online lending and microcredit services, which are recognized using the effective interest method.

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

Receipts in advance relate to unsatisfied performance obligations at the end of the year and consist of cash payments received in advance from customers. The unused cash balances remaining in customers’ accounts are recorded as our liability. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in receipts in advance balance at the beginning of the year was US$63.5 million and US$62.2 million for the years ended December 31, 2018 and 2019, respectively.

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

Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which we can exercise significant influence but do not own a majority equity interest or have control, the equity method is applied. For entities over which we do not have significant influence, the cost method was applied before the adoption of ASC321 effective as of January 1, 2018; after the adoption of ASC 321, these investments should generally be measured at fair value, with gains or losses resulting from changes in fair value recognized in earnings. Based on ASC 321, an entity may elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying values due to re-measurement based on observable price changes of the equity investments in current earnings. As of December 31, 2019, all of our equity investments were accounted as equity investments without readily determinable fair values.

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

Our financial instruments primarily include cash equivalents, restricted cash, short-term investments, accounts receivable, loans and interest receivable, accounts payables, accrued and other short -term liabilities, and amounts due from/to related parties. The carrying values of these balances approximates their fair values due to the current and short-term nature of the balances.

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

Share-based compensation expense for share options granted to our employees was measured based on their grant-date fair values. In circumstances where the service inception date precedes the grant date, share-based compensation expense is measured beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related options. For options with only a service requirement, share-based compensation expense was recognized on an accelerated basis over the requisite service period. For options with both a service requirement and a performance target, share-based compensation expense was recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year. For options vesting subject to an initial public offering, share-based compensation expense was recognized on an accelerated basis over the requisite service period after the completion of our initial public offering on November 13, 2017. The number of share-based awards for which the service was not expected to be rendered over the requisite period was estimated, and the related compensation expense was not recorded for the number of awards so estimated.

Before our adoption of ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. We applied the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service had been provided and the performance targets have been met. After our adoption of ASU 2018-07, share-based compensation expense for share options granted to non-employees is recognized in accordance with the requirements of ASC 718 for employee share-based payment awards.

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

As of December 31, 2019, we had cash, cash equivalents, restricted cash, and short-term investments of US$1.14 billion. Of our cash, cash equivalents, restricted cash, and short-term investments, 53% were held in seventeen financial institutions in mainland China, 27% were held in four financial institutions in Hong Kong, and 20% were held in one financial institution in Macau. The remaining cash, cash equivalents, restricted cash, and short-term investments were held in one financial institution in New York. Our VIEs held US$24.7 million of our cash and cash equivalents, restricted cash and short-term investments, and US$1.12 billion was held outside of our VIEs.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities over the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Net cash provided by operating activities	182,376	144,958	219,510
Net cash used in investing activities	(407,402)	(650,797)	(217,551)
Net cash (used in)/provided by financing activities	618,942	1	(33,414)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,213	(3,194)	(5,886)
Net increase in cash, cash equivalents and restricted cash	408,129	(509,032)	(37,341)
Cash, cash equivalents and restricted cash at beginning of the year	286,078	694,207	185,175
Cash, cash equivalents and restricted cash at end of the year or period	694,207	185,175	147,834

Net Cash Provided by Operating Activities

For the year ended December 31, 2019, US$219.5 million net cash provided by operating activities consisted primarily of our net income of US$89.1 million, adjusted by the add back of non-cash items consisting of US$65.4 million in depreciation and amortization expense, a US$21.6 million increase in cash due to changes in working capital, and US$15.9 million of share-based compensation expense.

For the year ended December 31, 2018, US$145.0 million net cash provided by operating activities consisted primarily of our net income of US$98.8 million, adjusted by (i) the add back of non-cash items consisting of US$61.9 million in depreciation and amortization expense, US$14.2 million of share-based compensation expense; (ii) offset by non-cash items of US$18.0 million in gains from re-measurement of long-term equity investments, a US$16.8 million increase in working capital as a result of growth in our revenues.

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

Net Cash Used in Investing Activities

For the year ended December 31, 2019, US$217.6 million net cash used in investing activities consisted primarily of US$2.025 billion for purchase of short-term investments, which consist of time deposits and financial instruments issued by banks, US$257.4 million for investments in financing receivables, US$30.1 million for fixed asset purchases, and US$11.5 million for purchase of long-term investments; offset by US$1.879 billion in proceeds from short-term investments and US$226.1 million from collection of financing receivables.

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

Net Cash (Used in)/Provided by Financing Activities

For the year ended December 31, 2019, US$33.4 million net cash used in financing activities consisting primarily of US$42.0 used for the repurchase of Class A Ordinary Shares represented by ADSs, offset by US$8.6 million proceeds received by the consolidated Trust from third-party funder.

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

PRC Restrictions Related to Our VIE Structure

Part of our operations are conducted through our VIEs, which generate a portion of our revenues and held certain cash balances as of December 31, 2018. As our VIE Sogou Information and its subsidiaries (which are also our VIEs) are not owned by Sogou Technology, Sogou Information is not able to make dividend payments to Sogou Technology. Therefore, in order for Sogou Inc. or our subsidiaries outside of China to receive any dividends originating from our VIEs, we will need to rely on payments made by Sogou Information to Sogou Technology pursuant to a services contract between them. Depending on the nature of services provided by Sogou Technology to Sogou Information, certain of these payments will subject to PRC taxes, such as VAT, that will effectively reduce the amount that Sogou Technology receives from Sogou Information. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, consisting primarily of servers, Internet network equipment, and leasehold improvements. Our expenditures for purchase of fixed assets of US$64.0 million, US$75.8 million, and US$30.1 million, respectively, in 2017, 2018, and 2019 were mainly to support increases in our user traffic and new products and services.

Contractual Obligations and Commercial Commitments

As of December 31, 2019, we had contractual obligation and commercial commitments, relating to operating lease obligations, bandwidth purchase, content and service purchase, and other obligations, as follows:

	Bandwidth Purchases	Operating Lease Obligations(1)	Goods Purchases	Others	Total
	(US$ in thousands)
2020	33,177	17,243	5,633	822	56,875
2021	306	15,204	—	440	15,950
2022	—	11,456	—	—	11,456
2023	—	—	—	—	—
2024	—	—	—	—	—
Thereafter	—	—	—	—	—
Total	33,483	43,903	5,633	1,262	84,281

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or that engages in leasing, hedging, or product development services with us.

Impact of Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We have evaluated the impact of adopting this standard and do not expect this standard to have a material impact on our consolidated financial statements.

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

Cloud computing. In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. This standard is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years. The adoption of this standard will not have a material impact on our consolidated financial statements.

Fair value measurement disclosure requirements. In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies, such as us, will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We do not expect this standard to have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, China.

Directors and Executive Officers	Age	Position
Charles (Chaoyang) Zhang	55	Chairman of the Board of Directors
Xiaochuan Wang	41	Director and Chief Executive Officer
Yu Yin	43	Director
Joanna (Yanfeng) Lu	49	Director
Hongtao Yang	40	Chief Technology Officer
Tao Hong	42	Chief Marketing Officer
Joe (Yi) Zhou (1)	43	Chief Financial Officer
Bin Gao (2)	57	Independent Director
Janice Lee (2)	49	Independent Director
Jinmei He (2)	50	Independent Director

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

Xiaochuan Wang has served as our Chief Executive Officer and a member of our Board of Directors since 2010. Prior to joining Sogou, Mr. Wang worked at Sohu, serving as the senior vice president of Sohu from 2008 to 2009 and the chief technology officer of Sohu from 2009 to 2013. Mr. Wang received a Bachelor’s degree and a Master’s degree in computer science and an Executive MBA from Tsinghua University.

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

Janice Lee is the Managing Director of PCCW Media Group, a position Ms. Lee has held since 2010. Ms. Lee is in charge of PCCW’s media and entertainment businesses, including its video streaming services in 17 markets and its pay-TV business in Hong Kong. Prior to serving as the Managing Director, Ms. Lee was PCCW’s Executive Vice President of TV & New Media. Ms. Lee also serves as a board member of STX Entertainment, a Hollywood entertainment & film company in the United States. Ms. Lee received a Bachelor’s degree in economics with majors in economics, commercial law, and accounting from the University of Sydney.

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

Hongtao Yang has served as our Chief Technology Officer since 2016. Prior to this, Mr. Yang worked as the general manager of Sogou’s desktop department, with a focus on research and development of software products. Mr. Yang joined Sogou in 2003. Mr. Yang received a Bachelor’s degree and a Master’s degree in computer science from Tsinghua University.

Tao Hong has served as our Chief Marketing Officer since 2016. Prior to this, Mr. Hong worked as as the general manager of our marketing department. Mr. Hong joined Sogou in 2005. Mr. Hong received a Bachelor’s degree in electronic engineering from Tsinghua University.

Joe Zhou has served as our Chief Financial Officer since 2018. Previously, Mr. Zhou worked as Sogou’s Deputy Chief Financial Officer and the General Manager of our Finance Department. Before joining us in 2010, Mr. Zhou held various positions at PricewaterhouseCoopers and two Nasdaq-listed companies — New Oriental Education and Technology Group and TAL Education Group. Mr. Zhou received a Bachelor’s degree in accounting from Renmin University of China and is pursuing an Executive MBA at Tsinghua University.

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

As of March 31, 2020, we had contractually granted options for the purchase of 45,656,350 Class A Ordinary Shares under the 2010 Share Incentive Plan and options for the purchase of 1,287,000 Class A Ordinary Shares under the 2017 Share Incentive Plan.

Compensation of Directors and Executive Officers

During the year ended December 31, 2019, we paid an aggregate of US$2,167,732 in cash compensation to our executive officers, and we did not grant any options or other equity incentive awards to our directors or our executive officers. None of our directors have service contracts that provide for benefits upon termination of employment.

Grants of Shares and Options to Directors and Executive Officers

The following table summarizes, as of March 31, 2020, outstanding share options and Class A Ordinary Shares beneficially held by our directors and executive officers that were granted under our 2010 Share Incentive Plan:

Directors and Executive Officers	Class A Ordinary Shares underlying outstanding options and Class A Ordinary Shares subject to vesting		Exercise price	Date of grant	Expiration date
Xiaochuan Wang	4,320,000	(1)	US$0.625	1/31/2013	N/A
Hongtao Yang	600,000	(2)	Nominal	6/15/2013	—
Tao Hong	600,000	(3)	Nominal	6/15/2013	—
Joe (Yi) Zhou	110,000	(4)	Nominal	10/17/2017	10/17/2027

(1) Consists of Class A Ordinary Shares beneficially held by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options. Such Class A Ordinary Shares are subject to vesting in three equal installments upon the second, third, and fourth anniversaries of the completion of our initial public offering.

(2) Consists of Class A Ordinary Shares beneficially held by Mr. Yang that were issued upon Mr. Yang’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in two installments upon Mr. Yang’s achievement, as determined by our Chief Executive Officer, of certain annual performance milestones for 2018 and 2019, respectively, or any subsequent calendar year as determined by our Chief Executive Officer.

(3) Consists of Class A Ordinary Shares beneficially held by Mr. Hong that were issued upon Mr. Hong’s early exercise of share options that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting in two installments upon Mr. Hong’s achievement, as determined by our Chief Executive Officer, of certain annual performance milestones for 2018 and 2019, respectively, or any subsequent year as determined by our Chief Executive Officer.

(4) Consists of options to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in two installments upon Mr. Zhou’s achievement, as determined by our Chief Executive Officer, of certain annual performance milestones for 2019 and 2020, respectively, or any subsequent calendar year as determined by our Chief Executive Officer. As of the date of this annual report, options for the purchase of 190,000 Class A Ordinary Shares had vested.

Employees

As of December 31, 2019, we had approximately 2,738 employees. We also engaged independent contractors to support our research and development, product development, and sales and marketing departments, and had approximately 196 such independent contractors on average during the 2019 fiscal year. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of our shares.

	Class A Ordinary Shares (1)(2)	Class B Ordinary Shares (1)	Percentage of Class A Ordinary Shares and Class B Ordinary Shares	Percentage of Total Voting Power
Directors and Executive Officers:
Charles Zhang (3)	24,686,863	—	6.4%	0.9%
Xiaochuan Wang (4)	21,216,400	—	5.5%	0.7%
Yu Yin	—	—	—	—
Joanna Lu	*	—	*	*
Hongtao Yang	*	—	*	*
Tao Hong	*	—	*	*
Joe Zhou	*	—	*	*
Bin Gao	—	—	—	—
Janice Lee	—	—	—	—
Jinmei He	—	—	—	—
All directors and executive officers as a group	48,167,576	—	12.4%	1.7%
Principal Shareholders:
Sohu (5)	3,717,250	127,200,000	33.8%	44.1%
Tencent (6)	—	151,557,875	39.2%	52.3%
Charles Zhang (3)	24,686,863	—	6.4%	0.9%

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

(4)  Includes (i) 16,896,400 Class A Ordinary Shares, of which 2,016,400 Class A Ordinary Shares are represented by 2,016,400 ADSs, held by Winsor Glory Limited, a British Virgin Islands company beneficially owned by Mr. Wang, and (ii) 4,320,000 Class A Ordinary Shares held through a British Virgin Islands trust of which Mr. Wang is the beneficiary, that are subject to vesting in three equal installments upon the second, third and fourth anniversaries of the completion of our initial public offering. The business address of Winsor Glory Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

Due to the additional voting power of the Class B Ordinary Shares held by Sohu and Tencent, as of March 31, 2020 Sohu holds approximately 33.8% of the total of our outstanding Class A and Class B Ordinary Shares and controls approximately 44.1% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; Tencent has an indirect shareholding of approximately 39.2% of the total of our outstanding Class A and Class B Ordinary Shares and control approximately 52.3% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together have the power to decide all matters that may be brought to a vote of our shareholders.

The Voting Agreement and our Amended and Restated Articles of Association also specify that for so long as Sohu or Tencent holds not less than 15% of our issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent as the case may be) will be required (1) to amend our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, (2) to make material changes in our principal lines of business, (3) to issue any additional Class B Ordinary Shares, (4) to create any new class or series of shares that is pari passu with or senior to the Class A Ordinary Shares, (5) for us to approve a liquidation, dissolution or winding up of us, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of our assets, or (6) for us to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. Of these corporate actions that are subject to consent of Sohu or Tencent (as applicable), shareholder approval is required under the Companies Law for any amendment of our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, any winding-up of Sogou Inc., or any merger or consolidation with a third-party entity. The Voting Agreement and our Amended and Restated Articles of Association further provide that if our shareholders have voted in favor of any of these actions requiring the approval of our shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of our shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement and our Amended and Restated Articles of Association, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if our other shareholders approve it.

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

Business Collaboration with Tencent

Under our business collaboration arrangements with Tencent, Sogou Search is the default search engine on various Tencent products that provide general search offerings, such as the Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. We are entitled to retain all revenues that we generate from searches conducted on daohang.qq.com and hao.qq.com through our search engine. We are responsible for the design and operation of the PC Web directories daohang.qq.com and hao.qq.com, bear all costs of their operation, and are required to include an agreed-upon minimum amount of advertisement placements of links for use by Tencent on these home pages, free of charge. Tencent has also agreed that for its other products that offer general search functions, Sogou Search will be offered as the default general search engine to users of such products until September 2023. Our arrangements with Tencent regarding qq.com , the PC Web directories daohang.qq.com and hao.qq.com , the Mobile QQ Browser, and any other Tencent products that offer general search do not prohibit Tencent’s users from choosing general search engines of our competitors. In addition, we and Tencent have agreed to continue from September 2019 until September 2020 our initiative, which was started in October 2017, for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat, that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period if Sogou Search meets certain requirements for user experience, and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not harm the user experience.

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

Tencent has agreed to make the content of Tencent’s Weixin Official Accounts accessible to our users through our search services, free of charge. We are not permitted, however, to collect, retrieve, or otherwise use any content of Tencent’s Weixin Official Accounts using search spider programs or other third-party channels. The collaboration period under our agreement with Tencent regarding Weixin Official Accounts expires in February 2021.

For the three years ended December 31, 2017, 2018, and 2019, we recognized revenues of nil, US$21.2 million, and US$15.7 million, respectively; and total costs and expenses of US$61.6 million, US$108.5 million, and US$86.9 million, respectively, under these business collaboration arrangements with Tencent.

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

As of December 31, 2017, 2018, and 2019, we had US$1.2 million, US$0.1 million, and US$0.1 million, respectively, due to Sohu and its subsidiaries and VIEs.

As of December 31, 2017, 2018, and 2019, we had US$3.0 million, US$2.2 million, US$2.1 million, respectively, due from Sohu and its subsidiaries and VIEs.

As of December 31, 2017, 2018, and 2019, we had US$21.9 million, US$38.3 million, US$22.5 million, respectively, due to Tencent.

As of December 31, 2017, 2018, and 2019, we had US$2.3 million, US$2.7 million, US$3.0 million, respectively, due from Tencent.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company in which the parent company holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

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

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or collusion.

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

Dissolution: Winding-up

Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our Amended and Restated Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. We will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ADSs or Class A Ordinary Shares, nor will gains derived from the disposal of ADSs or Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the Government of Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The discussion below of U.S. federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or Class A Ordinary Shares as capital assets for purposes of U.S. federal income tax law and who is, for U.S. federal income tax purposes:

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2019 taxable year ended November 30, 2019. Our expectation is based on our operations and the composition of our earnings and assets for the 2019 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure—We depend upon contractual arrangements with our VIE Sogou Information and its shareholders for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of the entities and may be difficult to enforce.” Also, our PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, cannot be determined until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

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

Under these rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or Class A Ordinary Shares will be treated as an excess distribution. Under these tax rules:

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

The mark-to-market election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, that the mark-to-market election would be available to U.S. holders of our ADSs if and when we are a PFIC.

Another alternative taxation regime which may be available to some U.S. investors in PFICs, known as “qualified electing fund” (QEF) treatment, will not be available to U.S. holders of our ADSs or Class A Ordinary Shares. This is because QEF treatment requires the PFIC to supply annually certain information to U.S. holders of ADSs or Class A Ordinary Shares, and we do not intend to supply such information.

A U.S. holder of ADSs or Class A Ordinary Shares in any year in which we are a PFIC will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or Class A Ordinary Shares and any gain realized on the disposition of the ADSs or Class A Ordinary Shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower rate on “qualified dividend income” discussed below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

U.S. holders and prospective holders of our ADSs or Class A Ordinary Shares are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in ADSs or Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A Ordinary Shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A Ordinary Shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A Ordinary Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A Ordinary Shares) and thereafter as capital gain. Further, any distributions treated as dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain non-corporate U.S. holders, including individual U.S. holders, may be taxed on dividend payments at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A Ordinary Shares are readily tradable on an established securities market in the U.S., (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed above) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A Ordinary Shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed, (as our ADSs are currently) on the New York Stock Exchange. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A Ordinary Shares in the light of their particular circumstances. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Taxation of Disposition of Shares

Subject to the PFIC rules discussed above, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A Ordinary Share equal to the difference between the amount realized for the ADS or Class A Ordinary Share and the U.S. holder’s adjusted tax basis in the ADS or Class A Ordinary Share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A Ordinary Share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as U.S. source income for foreign tax credit limitation purposes.

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

Prospective purchasers of our ADSs or Class A Ordinary Shares should consult their own tax advisor regarding the application of the U.S. federal income tax law to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Class A Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

While our reporting currency is the U.S. dollar, to date almost all of our revenues and costs, a majority of our assets, and almost all of our liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and assets may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for the year ended December 31, 2019 were US$1.172 billion and our total assets as of December 31, 2019 were US$1.522 billion, representing revenues of RMB8.178 billion and total assets of RMB10.621 billion at the exchange rate of RMB6.9762 to $1.00 in effect as of December 31, 2019. If the value of the RMB were to depreciate by 10% against the U.S. dollar, the value of the same amount of revenues and total assets in U.S. dollars would be US$1.066 billion and US$1.384 billion, respectively.

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

As of December 31, 2019, we had RMB-denominated cash and cash equivalents and short-term investments of RMB2.903 billion and U.S. dollar-denominated cash and cash equivalents of US$721.7 million. Assuming we had converted our US$721.7 million cash and cash equivalents balance into RMB at the exchange rate of RMB6.9762 to US$1.00 in effect as of December 31, 2019, we would have had a total RMB balance for cash and cash equivalents and short-term investments of RMB7.938 billion as of that date. An appreciation of the RMB of 10% against the U.S. dollar as of December 31, 2019 would have caused the total RMB balance for our cash and cash equivalents and short-term investments to be RMB7.434 billion as of that date after such a hypothetical conversion. Conversely, if we had converted our RMB2.903 billion cash and cash equivalents and short-term investments balance into U.S. dollars at the exchange rate of RMB6.9762 to US$1.00 in effect as of December 31, 2019, we would have had a total U.S. dollar balance for cash and cash equivalents and short-term investments of US$1.138 billion as of that date. A depreciation of the RMB of 10% against the U.S. dollar as of December 31, 2019 would have caused us to have a total U.S. dollar balance for our cash and cash equivalents and short-term investments of US$1.100 billion as of that date after such a hypothetical conversion.

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

Inflation Rate Risk

According to the National Bureau of Statistics of China, the consumer price index grew 2.9% in 2019, compared to an increase of 2.1% in 2018. While the increase in the rate of inflation for 2019 compared to 2018 did not have a significant adverse effect on our business, any additional increases in the future could have an adverse effect on our business.

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

Pursuant to an agreement dated November 8, 2017 between us and the Bank of New York Mellon, the depositary for our ADSs, as of the date of this annual report, the depositary had reimbursed us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, the New York Stock Exchange listing application and listing fees, and related expenses, in an aggregate amount of US$8,714,164, which figure was net of U.S. withholding tax, related to the establishment of our American depositary receipt facility.

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

As of December 31, 2019, we had used an insignificant amount of the net proceeds of our initial public offering, as the net cash provided by our operations was sufficient to cover our capital needs, including our ADS repurchase program.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

	For the year ended December 31,
	2018	2019
	US$	US$
	(US$ in thousands)
Audit fees (1)	1,059	1,116
Tax fees (2)	65	44
All other fees (3)	57	49
Total	1,181	1,209

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.

(2) “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

(3) “All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for other servcies, such as XBRL services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 3, 2019, our Board of Directors authorized a repurchase program of up to US$50 million of outstanding Sogou ADSs over a twelve-month period from August 3, 2019 to August 2, 2020, and authorized our management to purchase ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act and to determine the timing and amount of any purchases of Sogou ADSs based on their evaluation of market conditions, the trading price of Sogou ADSs and other factors.  As of the date of this annual report, we had completed the ADS repurchase program. The table below provides information on our repurchases of Sogou ADSs for each month of 2019 after the commencement of the ADS repurchase program. All ADSs purchased by us during 2019 were purchased pursuant to the ADS repurchase program.

2019 Month	Total Number of ADSs Purchased Under the Program	Average Price Paid Per ADS*		Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (in million)
August (from August 14 to August 30)	1,541,834	US$	4.18	US$	43.6
September (from September 6 to September 30)	2,257,119	US$	4.81	US$	32.7
October (from October 1 to October 31)	1,910,640	US$	5.05	US$	23.0
November(from November 1 to November 29)	884,365	US$	5.03	US$	18.6
December(from December 2 to December 31)	2,096,660	US$	4.94	US$	8.2

*Cost and average price data exclude trading commissions. There may be some variation in figures due to rounding.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Sohu, through its ownership of Class B Ordinary Shares and the Voting Agreement with Tencent, has the power to appoint a majority of our board of directors. As a result, we are a “controlled company” under the New York Stock Exchange Listed Company Manual. We rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

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
4.16 (1) †

English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25,2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shenzhen Shi Ji Guang Su Information Technology Co. Ltd.

4.17 *	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search, dated December 30, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.
4.18 (1)

English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su information Technology Co., Ltd., and Sohu.com Limited.

4.18A(3)

English Translation of Amendment to Amended and Restated Business Development and Resource Sharing Agreement, dated September 20, 2018, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd., and Sohu.com Limited.

4.18B*

English Translation of the Second Supplemental Agreement to the Amended and Restated Business Development and Resource Sharing Agreement, dated October 24 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co. Ltd. and Sohu.com Limited.

4.19*	English Translation of Sohu.com Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Era Information Technology Co., Ltd. and Sogou Network.
4.20*	English Translation of Sohu.com Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Sogou Information.
4.21*	English Translation of Sohu.com Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Sogou Technology.
4.22(2)	Letter Agreement, dated January 21, 2018, between Sogou Inc. and James Deng
8.1*	List of significant subsidiaries and VIEs of the Registrant
11.1 (1)	Code of Ethics and Conduct for Directors, Officers and Employees
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to our Registration Statement on Form F-1(file no. 333-220928) filed with the Securities and Exchange Commission on October 13, 2017.

(2) Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018.

(3) Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019

† Portions of these exhibits have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.

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

Date: April 21, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sogou Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sogou Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 3 and Note 20 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

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

April 21, 2020

We have served as the Company’s auditor since 2017.

SOGOU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$185,175	$142,464
Restricted cash	—	5,370
Short-term investments	851,327	995,350
Account and financing receivables, net	142,886	131,813
Prepaid and other current assets	40,122	26,888
Due from related parties	2,608	2,837
Total current assets	1,222,118	1,304,722
Long-term investments, net	63,305	63,345
Fixed assets, net	147,495	110,006
Goodwill	5,625	5,534
Intangible assets, net	1,349	1,514
Deferred tax assets, net	13,793	16,306
Other assets (including due from related parties of US$2,224 and US$2,253, respectively, as of December 31, 2018 and 2019)	9,159	20,975
Total assets	$1,462,844	$1,522,402
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities, or “VIEs”, without recourse to the Company of US$57,051 and US$66,186, respectively, as of December 31, 2018 and 2019)	$108,679	$111,587
Accrued and other short-term liabilities (including accrued and other short-term liabilities of consolidated VIEs without recourse to the Company of US$49,493 and US$55,694, respectively, as of December 31, 2018 and 2019)	151,399	150,275
Receipts in advance (including receipts in advance of consolidated VIEs without recourse to the Company of US$3,647 and US$8,981, respectively, as of December 31, 2018 and 2019)	65,324	67,902
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of US$1,692 and US$1,250, respectively, as of December 31, 2018 and 2019)	32,079	24,167
Taxes payable (including taxes payable of consolidated VIEs without recourse to the Company of US$6,582 and US$6,084, respectively, as of December 31, 2018 and 2019)	60,433	76,688
Due to related parties (including due to related parties of consolidated VIEs without recourse to the Company of US$20,552 and US$108, respectively, as of December 31, 2018 and 2019)	38,425	22,594
Total current liabilities	456,339	453,213
Long-term liabilities (including long-term liabilities of consolidated VIEs without recourse to the Company of nil and US$1,130, respectively, as of December 31, 2018 and 2019)	—	5,686
Total liabilities	$456,339	$458,899
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.001 par value, 571,242,125 shares authorized, 123,906,300 and 124,454,683 shares issued, 112,595,500 and 104,453,265 shares outstanding as of December 31, 2018 and 2019)	$118	$119
Class B Ordinary Shares (US$0.001 par value, 278,757,875 shares authorized, issued, and outstanding as of December 31, 2018 and 2019)	279	279
Additional paid-in capital	929,818	945,719
Treasury stock (US$0.001 par value, 11,310,800 and 20,001,418 shares as of December 31, 2018 and 2019, respectively)	(27,870)	(69,886)
Retained earnings	125,959	215,064
Accumulated other comprehensive loss	(21,799)	(27,792)
Total shareholders’ equity	1,006,505	1,063,503
Total liabilities and shareholders’ equity	$1,462,844	$1,522,402

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the Year Ended December 31,
	2017	2018	2019
Revenues:
Search and search-related advertising revenues (including transactions with related parties of US$10,461, US$32,735, and US$25,447, respectively, for 2017, 2018, and 2019)	$801,551	$1,023,132	$1,073,173
Other revenues (including transactions with related parties of US$5,486, US$9,137, and US$6,855, respectively, for 2017, 2018, and 2019)	106,806	101,026	99,079
Total revenues	908,357	1,124,158	1,172,252
Cost of revenues (1) (including transactions with related parties of US$67,653, US$115,993, and US$95,320, respectively, for 2017, 2018, and 2019)	457,401	693,470	738,454
Gross profit	450,956	430,688	433,798
Operating expenses:
Research and development (1) (including transactions with related parties of US$8,233, US$7,635, and US$6,967, respectively, for 2017, 2018, and 2019)	172,829	201,739	190,402
Sales and marketing (1) (including transactions with related parties of US$3,010, US$2,123, and US$1,869, respectively, for 2017, 2018, and 2019)	156,420	146,194	138,291
General and administrative (1) (including transactions with related parties of US$131, US$367, and US$386, respectively, for 2017, 2018, and 2019)	27,821	38,072	40,670
Total operating expenses	357,070	386,005	369,363
Operating income	93,886	44,683	64,435
Interest income	9,126	8,037	4,443
Foreign currency exchange (loss)/gain	(7,082)	5,725	1,849
Other income, net	692	41,489	21,126
Income before income tax expenses	96,622	99,934	91,853
Income tax expenses	14,422	1,153	2,748
Net income	82,200	98,781	89,105
Net income attributable to Sogou Inc.	$82,200	$98,781	$89,105
Less: Dividends attributable to Preferred Shareholders	24,388	—	—
Net income attributable to ordinary shareholders	$57,812	$98,781	$89,105
Net income	82,200	98,781	89,105
Other comprehensive income/(loss), net of nil tax:
Foreign currency translation adjustment	13,216	(17,193)	(5,993)
Comprehensive income	$95,416	$81,588	$83,112
Net income per ordinary share—basic	$0.22	$0.25	$0.23
Net income per ordinary share—diluted	$0.20	$0.25	$0.23

(1) Share-based compensation expense included in:
Cost of revenues	$540	$669	$473
Research and development	16,470	10,313	10,697
Sales and marketing	4,299	1,327	3,726
General and administrative	2,414	1,895	1,005
	$23,723	$14,204	$15,901

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2017

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	(Accumulated Deficit)/ Retained	Accumulated Other Comprehensive	Total Shareholders’ (Deficit)/
	Shares	Amount	Capital	Stock	Earnings	(Loss)/Income	Equity
Balance as of January 1, 2017	236,594,916	$241	$22,330	$(27,869)	$(55,022)	$(17,822)	$(78,142)
Share issuance upon initial public offering (“IPO”), net of issuance costs of US$36,239	50,643,856	51	622,080	—	—	—	622,131
Share issuance upon the redesignation of 32,000,000 Pre-IPO Series A Preferred Shares into Class A Ordinary Shares	32,000,000	32	19,968	—	—	—	20,000
Share issuance upon the redesignation of 65,431,579 Pre-IPO Series B Preferred Shares into Class B Ordinary Shares	65,431,579	65	224,339	—	—	—	224,404
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	2,168,461	2	—	—	—	—	2
Contribution from Sohu	—	—	711	—	—	—	711
Share-based compensation expense for Sogou share-based awards	—	—	23,037	—	—	—	23,037
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	682	—	—	—	682
Net income	—	—	—	—	82,200	—	82,200
Other comprehensive income, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	13,216	13,216
Balance as of December 31, 2017	386,838,812	$391	$913,147	$(27,869)	$27,178	$(4,606)	$908,241

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2018

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Stock	Earnings	Loss	Equity
Balance as of January 1, 2018	386,838,812	$391	$913,147	$(27,869)	$27,178	$(4,606)	$908,241
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	4,514,563	5	1,797	—	—	—	1,802
Contribution from Sohu	—	—	670	—	—	—	670
Share-based compensation expense for Sogou share-based awards	—	—	14,116	—	—	—	14,116
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	88	—	—	—	88
Net income	—	—	—	—	98,781	—	98,781
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(17,193)	(17,193)
Others	—	1	—	(1)	—	—	—
Balance as of December 31, 2018	391,353,375	$397	$929,818	$(27,870)	$125,959	$(21,799)	$1,006,505

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Year Ended December 31, 2019

(In thousands, except for share data)

	Ordinary Shares		Additional Paid-in	Treasury	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Stock	Earnings	Loss	Equity
Balance as of January 1, 2019	391,353,375	$397	$929,818	$(27,870)	$125,959	$(21,799)	$1,006,505
Share issuance from exercise of options under Sogou 2010 Share Incentive Plan	548,383	1	—	—	—	—	1
Share-based compensation expense for Sogou share-based awards	—	—	15,901	—	—	—	15,901
Repurchase of Class A Ordinary Shares, represented by ADSs	(8,690,618)	—	—	(42,016)	—	—	(42,016)
Net income	—	—	—	—	89,105	—	89,105
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(5,993)	(5,993)
Balance as of December 31, 2019	383,211,140	$398	$945,719	$(69,886)	$215,064	$(27,792)	$1,063,503

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2017	2018	2019
Cash flows from operating activities
Net income	$82,200	$98,781	$89,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	48,205	60,690	64,663
Amortization	1,389	1,251	705
Gain on disposal of fixed assets	(988)	(882)	(1,209)
Allowance for doubtful accounts and credit losses	378	9,119	15,620
Provision for inventories	—	2,547	6,060
Share-based compensation expense	23,723	14,204	15,901
Research and development expenses undertaken by Sohu	707	670	—
Impairment of long-term investment	230	2,605	10,965
Gains from re-measurement of long-term equity investments	—	(18,013)	—
Unrealized gain from changes in fair values of short-term investments	(739)	(9,934)	(1,142)
Deferred tax benefit	(4,117)	691	(2,732)
Changes in assets and liabilities:
Accounts receivable	(26,955)	(37,301)	26,948
Interest on financing receivables	—	(5,828)	1,778
Prepaid and other current assets	(8,679)	(31,390)	4,742
Due from related parties	26,807	(5,634)	(2,076)
Other assets	(816)	(2,613)	(13,908)
Accounts payable	22,284	40,777	7,567
Accrued and other short-term liabilities	29,079	(4,703)	(6,490)
Receipts in advance	2,936	2,920	3,526
Accrued salary and benefits	5,561	3,217	(7,796)
Taxes payable	42,808	6,284	16,962
Due to related parties	(61,637)	17,500	(15,698)
Long-term liabilities	—	—	6,019
Net cash provided by operating activities	182,376	144,958	219,510
Cash flows from investing activities
Cash received from disposal of fixed assets	1,739	915	1,618
Purchase of fixed assets	(64,025)	(75,771)	(30,149)
Purchase of intangible assets	(130)	(1,294)	(896)
Purchase of long-term investments	(7,008)	(19,886)	(11,487)
Investment in financing receivables	—	(98,774)	(257,388)
Collection of financing receivables	—	59,967	226,086
Purchase of short-term investments	(345,508)	(1,678,042)	(2,024,533)
Proceeds from short-term investments	7,530	1,162,088	1,879,198
Net cash used in investing activities	(407,402)	(650,797)	(217,551)
Cash flows from financing activities
Proceeds from exercise of options under Sogou 2010 Share Incentive Plan	1	1	1
Proceeds received by the Consolidated Trust from a third-party investor	—	—	8,601
Repurchase of Pre-IPO Class A Ordinary Shares	(3,190)	—	—
Repurchase of Class A Ordinary Shares, represented by ADSs	—	—	(42,016)
Proceeds from issuance of Class A Ordinary Shares in IPO, net of issuance costs of US$36,239	622,131	—	—
Net cash provided by/(used in) financing activities	618,942	1	(33,414)
Effect of exchange rate changes on cash and cash equivalents	14,213	(3,194)	(5,886)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	408,129	(509,032)	(37,341)
Cash, cash equivalents, and restricted cash at beginning of the year	286,078	694,207	185,175
Cash, cash equivalents, and restricted cash at end of the year	$694,207	$185,175	$147,834
Supplemental cash flow disclosure:
Income tax paid	$6,171	$14,410	$3,335
Supplemental schedule of non-cash investing activity:
Fixed assets in accrued liabilities and accounts payable	$658	$1,409	$233
Supplemental schedule of non-cash financing activity:
Contribution from Sohu resulting from waived research and development expense paid by Sohu on behalf of the Sogou Group	$707	$670	$—
Redesignation of 32,000,000 Pre-IPO Series A Preferred Shares into Class A Ordinary Shares	$20,000	$—	$—
Redesignation of 65,431,579 Pre-IPO Series B Preferred Shares into Class B Ordinary Shares	$224,404	$—	$—

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

The Sogou Group is principally engaged in offering search and search-related advertising services which enable advertisers’ promotional links to be displayed on the Sogou Group’s search result pages and other properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. The Sogou Group’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. The search and search-related business also benefits from Sogou’s collaboration with Tencent Holdings Limited (together with its subsidiaries, “Tencent,” whose financial statements are prepared under International Financial Reporting Standards), which provides Sogou access to traffic and content generated from the products and services provided by Tencent.

The Sogou Group also offers Internet value-added services (“IVAS”), primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services including smart hardware products and online lending and microcredit services, which are collectively referred to as the “other business.”

As of December 31, 2019, the Sogou Group’s principal subsidiaries and VIEs were as follows.

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held
Subsidiaries:
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands(“BVI”)	100%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	The People’s Republic of China (“PRC”)	100%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong Special Administrative Region (“Hong Kong”)	100%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	100%
Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”)	Incorporated on March 29, 2012	PRC	100%
Sogou Technology Hong Kong Limited (“Sogou Technology HK”)	Incorporated on August 25, 2015	Hong Kong	100%
Tianjin Sogou Network Technology Co., Ltd. (“Tianjin Sogou Network”)	Incorporated on May 18, 2017	PRC	100%
Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”)	Incorporated on November 22, 2017	PRC	100%
Sogou (Hangzhou) Intelligent Technology Co., Ltd. (“Sogou Hangzhou”)	Incorporated on April 28, 2018	PRC	100%
Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd. (“Sogou Financing Guarantee”)	Incorporated on July 24, 2019	PRC	100%
VIEs:
Beijing Sogou Information Service Co., Ltd. (“Sogou Information”)	Incorporated on December 28, 2005	PRC	100%
Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”)	Acquired on April 2, 2015	PRC	100%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	PRC	100%
Consolidated Trust (Note 3(g)—Financing Receivables, Net)	Incorporated on December 2, 2019	PRC	100%

The Company’s principal subsidiaries, Sogou Technology, Sogou Network, Tianjin Sogou Network, Sogou Microcredit, Sogou Hangzhou, and Sogou Financing Guarantee, are wholly foreign-owned enterprises (or “WFOEs”) established in the PRC. The Company’s principal VIEs, which consist of Sogou Information and its principal subsidiaries Shi Ji Si Su and Chengdu Easypay, and the Consolidated Trust, are controlled by Sogou Technology through a series of contractual agreements (see Note 22—VIEs).

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

c.                   Cash and Cash Equivalents

Cash and cash equivalents consist of cash, time deposits with original maturities of three months or less, demand deposits, and highly liquid investments that are readily convertible to known amounts of cash.

d.                  Short-term Investments

Short-term investments consist of time deposits with original maturities of more than three months and investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, the Sogou Group elected the fair value method at the date of initial recognition and carried these investments at fair value. For both time deposits with original maturities of more than three months and financial instruments with a variable interest rate indexed to performance of underlying assets, fair values are determined based on the pervasive interest rates in the market. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements (see Note 3y—Fair Value of Financial Instruments).

e.                   Restricted Cash

Restricted cash mainly consists of cash deposited and held in escrow accounts at certain banks as collateral and cash received through a consolidated trust that has not yet been distributed from the consolidated trust (see Note 3(g)—Financing Receivables, Net).

All restricted cash of the Sogou Group was originated in the year of 2019 and is presented on the face of the consolidated balance sheets as “Restricted cash.”

f.                     Accounts Receivable, Net

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

g.                  Financing Receivables, Net

Financing receivables consist primarily of small consumer loans to individual borrowers. The Sogou Group funds such loans either through its own capital or through a trust that was jointly established by the Sogou Group and a third-party investor, and is administered by a third-party trust company. As the trust only invests in loans facilitated by the Sogou Group, the Sogou Group has power to direct the activities of the trust. The Sogou Group also has the obligation to absorb losses and the right to receive benefits from the trust that could potentially be significant to the trust. As a result, the Sogou Group is considered the primary beneficiary of the trust and the trust is considered a consolidated VIE (the “Consolidated Trust”) under ASC 810.

The financing receivables are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects the Sogou Group’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by the Sogou Group to the borrowers related to the small consumer loans are generally within one year. The allowance for credit losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis and is estimated on a quarterly basis or more often as necessary based on the delinquency rate, the aging of the amount due and other relevant factors.

h.                  Short-term Receivables and Payables

Prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, receipts in advance and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.

i.                     Inventory

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

j.                     Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which the Sogou Group can exercise significant influence but in which it does not own a majority equity interest or control, the equity method is applied. For entities over which the Sogou Group does not have significant influence, the cost method was applied before the adoption of ASC321 effective as of January 1, 2018; after the adoption of ASC 321, these investments should generally be measured at fair value with gains or losses resulting from changes in fair value recognized in earnings. Based on ASC 321, an entity may elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report in current earnings changes in the carrying value due to re-measurement based on observable price changes of the equity investments. As of December 31, 2019, all of the Sogou Group’s equity investments were accounted as equity investments without readily determinable fair values.

k.                  Fixed Assets

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

l.                     Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Sogou Group’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, the Sogou Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Sogou Group chooses to directly apply the quantitative impairment test, which consists of a one-step quantitative impairment test, comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, goodwill impairment is measured and recognized by the amount by which a reporting unit’s carrying value exceeds its fair value.

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

m.               Intangible Assets

Intangible assets primarily comprise copyright, developed technologies, domain names and trademarks and computer software. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Intangible Assets	Estimated Useful Lives (Years)
Copyright	5
Computer software	3
Domain names and trademarks	5 - 10
Developed technologies	3 - 10

n.                  Impairment of Long-lived Assets

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

o.                  Treasury Stock

Treasury stock consist of shares repurchased by the Company or that the Company is obligated to repurchase as of the reporting date. Shares included in treasury stock are no longer outstanding. Treasury stock is accounted for under the cost method.

Treasury stock also includes ordinary shares that were issued upon the early exercise of options and transferred to trusts for the benefit of the holders, but remained subject to vesting in accordance with the requirements of the applicable option agreements (See “Option Modification” in Note 15—Share-based Compensation).

p.                  Revenue Recognition

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

The adoption of ASC 606 mainly resulted in a change to the Sogou Group’s accounting policy for advertising-for-advertising barter transactions. Under ASC 605, revenue and expense were recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction was determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction was not determinable, the barter transaction was to be recorded based on the carrying amount of the advertising surrendered, which would likely be zero. ASC 606 has suspended the guidance of ASC 605 and provides that when the contract consideration from a customer is in forms other than cash, the revenue will be measured at the fair value of the noncash consideration, or indirectly measured by reference to the standalone selling price of the goods or services promised to the customer if the fair value of the non-cash consideration cannot be reasonably estimated. For the year ended December 31, 2017, the Sogou Group engaged in certain advertising barter transactions for which the fair value of the service surrendered was not determinable under ASC 605 and therefore no revenues or expenses derived from these barter transactions were recognized. For the years ended December 31, 2018 and 2019, because of the adoption of ASC 606, the Sogou Group estimated the fair value of the advertising services received in barter transactions and recognized US$21,817 and US$15,730, respectively, in revenues, with corresponding increases in cost of revenues and sales and marketing expenses. The adoption of ASC 606 did not have a material impact on the Sogou Group’s consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity for the years ended December 31, 2018 and 2019.

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

The Sogou Group is principally engaged in offering search and search-related advertising services including pay-for-click services and other online advertising services. The Sogou Group also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services including smart hardware products and online lending and microcredit services. The following table presents revenues disaggregated by revenue source, net of value-added tax (“VAT”).

	For the Year Ended December 31,
	2017(1)	2018(2)	2019(2)

Search and search-related advertising revenues	$801,551	$1,023,132	$1,073,173
Other revenues	106,806	101,026	99,079
Total	$908,357	$1,124,158	$1,172,252

(1) As noted above, prior-period amounts have not been adjusted, pursuant to the modified retrospective method.

(2) Search and search-related advertising revenues would be US$1,001,315 and US$1,057,443, and total revenues would be US$1,102,341 and US$1,156,522, for the years ended December 31, 2018 and 2019, respectively, without the adoption of ASC 606.

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

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties, as well as revenues from other products and services, including smart hardware products and online lending and microcredit services, offered by the Sogou Group. Other revenues are generally recognized when the Sogou Group’s performance obligations under the applicable agreements are satisfied, except for interest revenues generated from the Sogou Group’s online lending and microcredit services, which are recognized using the effective interest method.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Sogou Group has satisfied its performance obligations and has the unconditional right to payment.

Receipts in advance relates to unsatisfied performance obligations at the end of the year and consists of cash payments received in advance from customers. The unused cash balances remaining in customers’ accounts are recorded as a liability of the Sogou Group. Due to the generally short-term duration of the Sogou Group’s contracts, the majority of the performance obligations are satisfied in one year. The amounts of revenues recognized that were included in the receipts in advance balances at the beginning of the year were US$63,459 and US$62,191, respectively, for the years ended December 31, 2018 and 2019.

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

q.                  Cost of Revenues

Cost of revenues consist primarily of traffic acquisition cost, bandwidth costs, server and Internet equipment depreciation associated with the operation of the Sogou Group’s Internet properties, salary and benefits expenses and share-based compensation for staff employed in network operations, and costs related to the other business. Traffic acquisition costs represent the most significant portion of cost of revenues.

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

r.                    Research and Development Expenses

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

s.                    Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, and salary and benefits expenses. Advertising and promotional expenses generally represent the expenses incurred for promoting the Sogou Group’s products, services and brand. The Sogou Group recognizes advertising and promotional expenses as incurred. Total advertising and promotional expenses were US$117,553, US$102,098, and US$87,035, respectively, for the years ended December 31, 2017, 2018 and 2019.

t.                     Leases

The Sogou Group adopted ASU No. 2016-02, Leases (Topic 842), at the beginning of the first quarter of 2019 using the modified retrospective method, and did not restate prior comparable periods. Results and disclosure requirements for reporting periods beginning on and after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Group’s historical accounting under Topic 840. Under the old Topic 840, leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including rent concessions, are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term.

The Sogou Group elected the package of practical expedients permitted under the transition guidance, which allowed the Sogou Group to carry forward the historical classification of leases, the assessment of whether an existing or expired contract contains a lease, and the treatment of initial direct costs. The Sogou Group also elected to keep leases with an initial term of 12 months or less off the balance sheet.

Under the new lease standard, the Sogou Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. The Sogou Group considers only payments that are fixed and determinable at the time of the commencement of the lease. The adoption of the new leasing guidance resulted in recognition of right-of-use assets of $25.4 million and leasing liability of $23.1 million as of January 1, 2019. The adoption did not impact the beginning retained earnings, or the prior year consolidated statements of comprehensive income and statements of cash flows.

u.                  Share-based Compensation Expense

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

Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values. In circumstances where the service inception date precedes the grant date, share-based compensation expense is measured beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related options. For options with only a service requirement, share-based compensation expense is recognized on an accelerated basis over the requisite service period. For options with both a service requirement and performance targets, share-based compensation expense is recognized over the estimated period during which both the service period requirement and the performance targets will be met. For options vesting subject to an IPO, share-based compensation expense is recognized on an accelerated basis over the requisite service period after the completion of Sogou’s IPO on November 13, 2017. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated.

Before the Group’s adoption of ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. The Sogou Group applies the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met. After the Group’s adoption of ASU 2018-07, share-based compensation expense for share options granted to non-employees is recognized in accordance with the requirements of ASC 718 for employee share-based compensation awards.

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

v.                   Income Taxes and Uncertain Tax Positions

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

Uncertain Tax Positions

In order to assess uncertain tax positions, the Sogou Group applies a more likely than not threshold and a two-step approach for financial statement recognition and measurement of its tax position. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related litigation processes and appeals, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. Significant judgment is required in evaluating the Sogou Group’s uncertain tax positions and determining its provision for income taxes. The Sogou Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Sogou Group did not have any significant unrecognized uncertain tax positions, and did not recognize any liability for unrecognized tax benefits or any significant interest or penalties associated with such uncertain tax positions.

w.                Comprehensive Income

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

x.                  Net Income per Ordinary Share

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

y.                   Fair Value of Financial Instruments

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

The Sogou Group’s financial instruments primarily include cash equivalents, restricted cash, short-term investments, accounts receivable, financing receivables, accounts payables, accrued and other short-term liabilities, and amounts due from/to related parties. The carrying value of these balances approximates their fair value due to the current and short-term nature of the balances.

z.                    Segment Reporting

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

aa.           Recently Issued Accounting Pronouncements

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Sogou Group evaluated the impact of adopting this standard and does not expect this standard to have a material impact on its consolidated financial statements.

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

Cloud computing. In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. This standard is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years. The adoption of this standard will not have a material impact on the Sogou Group’s consolidated financial statements.

Fair value measurement disclosure requirements. In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Sogou Group does not expect this standard to have a material impact on its consolidated financial statements.

4.                  CONCENTRATION OF RISK

a. Concentration of Credit Risk

Financial instruments that potentially expose the Sogou Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and financing receivables.

Cash, Cash Equivalents, Restricted Cash, and Short-term Investments

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

As of December 31, 2019, approximately 53% of the Sogou Group’s cash, cash equivalents, restricted cash, and short-term investments were held in seventeen financial institutions in mainland China; approximately 27% of the Sogou Group’s cash, cash equivalents, restricted cash, and short-term investments were held in four financial institutions in Hong Kong; and approximately 20% of the Sogou Group’s cash, cash equivalents, restricted cash, and short-term investments were held in one financial institution in Macau. The remaining cash, cash equivalents, restricted cash, and short-term investments were held in one financial institution in New York.

The Sogou Group holds its cash, cash equivalents, restricted cash, and short-term investments at financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Sogou Group’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves.

Management expects that any additional institutions that the Sogou Group uses for its cash, cash equivalents, restricted cash, and short-term investments will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sogou Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2018 and 2019, the Sogou Group held its cash, cash equivalents, restricted cash, and short-term investments in different financial institutions and held no more than approximately 29% and 27% of its total cash, cash equivalents, restricted cash, and short-term investments at any single institution.

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

Accounts Receivable

As of December 31, 2018 and 2019, the Sogou Group’s accounts receivable from its top three customers represented 59%, and 50%, respectively, of the Sogou Group’s aggregate accounts receivable balance, and a single customer accounted for 38%, and 22%, respectively, of such balance.

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

Financing Receivables

Financing receivables consisted of the principal amounts of small consumer loans made by the Sogou Group to individual borrowers and related interest accrued on these loans. As of December 31, 2018 and 2019, no borrower accounted for 10% or more of the financing receivables balance. The Sogou Group is subject to credit risks resulting from defaults by borrowers and records an allowance based on its estimated probable losses against its financing receivables. The Sogou Group manages the credit risk of financing receivables by performing credit assessments on its borrowers and ongoing monitoring of the outstanding balances.

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

5.                  CASH AND CASH EQUIVALENTS

	As of December 31,
	2018	2019
Cash	$68,719	$34,836
Cash equivalents	116,456	107,628
Total	$185,175	$142,464

6.                  ACCOUNT AND FINANCING RECEIVABLES, NET

	As of December 31,
	2018	2019
Accounts receivable	$104,159	$77,210
Financing receivables	46,238	66,858
Less: allowance for doubtful accounts and credit losses	(7,511)	(12,255)
Total	$142,886	$131,813

The following table presents the movement of the allowance for doubtful accounts and credit losses:

	As of December 31,
	2017	2018	2019
Beginning balance	$—	$384	$7,511
Additional provision	378	9,119	15,620
Written off	—	(1,908)	(11,741)
Foreign currency translation adjustment	6	(84)	865
Ending balance	$384	$7,511	$12,255

7.                  PREPAID AND OTHER CURRENT ASSETS

	As of December 31,
	2018	2019
Receivables from third party payment service providers	$14,012	$10,748
Advances to suppliers	5,329	4,424
Inventories(1)	12,606	4,132
Deductible input VAT	5,320	3,976
Interest receivable from bank deposits with original maturities of three months or less	1,198	1,252
Collaboration deposits	—	1,175
Employee advances	557	445
Prepaid content and licenses	288	375
Others	812	361
Total	$40,122	$26,888

(1) The inventory balances as of December 31, 2018 and 2019 were offset by provisions for impairment of US$2,547 and US$6,756, respectively.

8.                  LONG-TERM INVESTMENTS

As of December 31, 2018 and 2019, the aggregate carrying value of all equity investments was US$63,305 and US$63,345, respectively. The Sogou Group’s equity investments mainly consisted of equity interests held by the Sogou Group in Zhihu Technology Limited, a company that engages primarily in the business of operating an online question and answer-based knowledge and information sharing platform.

Impairment losses for the years ended December 31, 2017, 2018, and 2019, were recorded at US$230, US$2,605, and US$10,965, respectively, in other income, net, for the years ended December 31, 2017, 2018, and 2019, and a cumulative impairment loss of US$13,800 was recognized as of December 31, 2019. Upward adjustments in accordance with ASC321 for the years ended December 31, 2017, 2018, and 2019 were nil, US$18,013, and nil, respectively.

9.                  FIXED ASSETS, NET

	As of December 31,
	2018	2019
Computer equipment (including servers)	$280,157	$281,081
Leasehold improvements	12,207	13,011
Office furniture	1,914	2,482
Vehicles	362	356
Fixed assets, gross	294,640	296,930
Less: Accumulated depreciation	(147,145)	(186,924)
Fixed assets, net	$147,495	$110,006

For the years ended December 31, 2017, 2018, and 2019, depreciation expenses were US$48,205, US$60,690, and US$64,663, respectively. No impairment loss was recognized for the years ended December 31, 2017, 2018, and 2019.

10.           GOODWILL

	As of December 31,
	2018	2019
Beginning balance	$5,908	$5,625
Foreign currency translation adjustment	(283)	(91)
Ending balance	$5,625	$5,534

No impairment loss was recognized for the years ended December 31, 2017, 2018, and 2019. No accumulated goodwill impairment has been provided as of December 31, 2019.

11.           INTANGIBLE ASSETS, NET

	As of December 31, 2018
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,213	$(3,213)	$—
Computer software	2,105	(898)	1,207
Domain names and trademarks	1,366	(1,330)	36
Developed technologies	583	(583)	—
Others	145	(39)	106
Total	$7,412	$(6,063)	$1,349

	As of December 31, 2019
Items	Cost	Accumulated Amortization	Net Value
Copyright	$3,161	$(3,161)	$—
Computer software	2,958	(1,563)	1,395
Domain names and trademarks	1,344	(1,314)	30
Developed technologies	573	(573)	—
Others	143	(54)	89
Total	$8,179	$(6,665)	$1,514

For the years ended December 31, 2017, 2018, and 2019, amortization expenses were US$1,389, US$1,251, and US$705, respectively. No impairment loss was recognized for the years ended December 31, 2017, 2018, and 2019.

As of December 31, 2019, intangible assets amortization expense for future years is expected to be as follows:

Intangible Assets Amortization Expense
2020	$701
2021	701
2022	84
2023	8
2024	8
Thereafter	12
Total expected amortization expense	$1,514

12.           ACCRUED AND OTHER SHORT-TERM LIABILITIES

	As of December 31,
	2018	2019
Accrued advertising and promotion expenses	$56,353	$51,344
Contract deposits from customers	36,222	31,399
Accrued professional fees	20,459	19,235
Payable to a third-party investor in the Consolidated Trust	—	8,601
Accrued bandwidth costs	8,966	7,532
Contingent litigation liabilities (See “Litigation” in Note 21—Commitments and Contingencies)	3,440	6,476
Lease liabilities	—	4,877
Deferred ADS deposit income	4,985	3,697
Early exercise of Sogou share options with trust arrangements (See “Option Modification” in Note 15—Share-based Compensation)	2,702	2,702
Payable to Web game and mobile game developers	3,288	2,209
Accrued content and license fees	1,954	2,103
Payable for government project	1,764	1,736
Accrual for fixed assets purchases	1,409	274
Others	9,857	8,090
Total	$151,399	$150,275

13.           FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2018, and 2019:

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$116,456	$—	$116,456	$—
Short-term investments	851,327	—	851,327	—
Total	$967,783	$—	$967,783	$—

		Fair Value Measurements at Reporting Date Using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$107,628	$—	$107,628	$—
Short-term investments	995,350	—	995,350	—
Total	$1,102,978	$—	$1,102,978	$—

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

Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the fair value measurements as Level 2 of fair value measurements. The Sogou Group recorded gains resulting from changes in the fair value of short-term investments of US$927, US$22,058, and US$29,900, respectively, in other income for the years ended December 31, 2017, 2018, and 2019.

Long-term Investments

Since the adoption of ASC 321 in 2018, all of the Sogou Group’s long-term equity investments are accounted for at cost less impairments, adjusted by observable price changes as these investments do not have readily determinable market values. When observable price changes are identified, with the assistance of a qualified professional appraiser, the Sogou Group uses the back-solve method to re-measure the fair value of the investments and to determine the amount that should be recorded as upward or downward adjustments. The back-solve method requires considering the rights and preferences of each classes of equity and solving for the total equity value that is consistent with a recent transaction of the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility and risk-free rate. The Sogou Group classifies these non-recurring fair value measurement as Level 3 of fair value measurement. The Sogou Group recorded gains resulting from upward adjustment of US$18,013 and nil in other income for the years ended December 31, 2018 and 2019, respectively.

The Sogou Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment loss is to be recognized. As of December 31, 2018 and 2019, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Sogou Group recognized an impairment loss of US$230 under cost method in 2017, and impairment losses of US$2,605 and US$10,965, respectively, for those investments without readily determinable fair values in 2018 and 2019.

14.           TREASURY STOCK

On August 3, 2019, the Company’s board of directors authorized a repurchase program of up to US$50 million of the Company’s outstanding ADSs over a twelve-month period from August 3, 2019 to August 2, 2020. As of December 31, 2019, the Company had repurchased under the program an aggregate of 8,690,618 ADSs, representing 8,690,618 Class A ordinary shares, at an average price of US$4.80 per ADS, or US$4.80 per Class A ordinary share, for aggregate consideration of US$42,016, including trading commissions. The repurchased shares were recorded at their historical cost of US$42,016 and were not canceled.

The treasury stock account also includes 5,805,000 and 5,520,000 Class A ordinary shares that were issued upon the early exercise of options (See “Option Modification” in Note 15—Share-based Compensation), but remained subject to original vesting restrictions both before and after exercise, and remained unvested as of December 31, 2018 and 2019, respectively. Although the Class A Ordinary Shares have been determined to be treasury stock for accounting purposes, they are outstanding for legal purposes, given that the underlying shares were placed in trusts with the original option grantees as beneficiaries.

15.           SHARE-BASED COMPENSATION

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

The options contractually granted under the Sogou 2010 Share Incentive Plan may be placed in one of the following three categories:

(1)              Performance-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting upon a service period requirement being met, as well as the employee grantee’s achievement, as determined by the Company’s chief executive officer, of performance targets for the corresponding period specified by the Company’s chief executive officer. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(2)              Service-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting only upon a service period requirement being met; or

(3)              IPO-based options, which were subject to completion of an IPO and vesting/ exercisability in five equal installments, with (i) the first installment vesting upon the expiration of all underwriters’ lockup periods applicable to the Company’s IPO and (ii) each of the four subsequent installments vesting on the first, second, third, and fourth anniversary dates of the completion of the IPO.

A summary of each of the above three categories of options as of December 31, 2019 is presented below (in thousands):

	Contractually Granted	Granted (For Purposes of Share-based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	29,932	28,059	27,653	26,767
Service-based options	2,031	2,031	951	481
IPO-based options	7,250	7,250	4,370	2,930
Total	39,213	37,340	32,974	30,178

A summary of share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended 2019 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2019	6,445	$0.419	5.29
Granted	1,432	0.001
Exercised	(500)	0.001
Forfeited/Expired	(215)	0.001
Outstanding as of December 31, 2019	7,162	$0.377	4.45	$29,887
Vested as of December 31, 2019 and expected to vest thereafter	6,572	$0.411	4.35	$27,198
Exercisable as of December 31, 2019	2,796	$0.033	4.42	$11,819

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $4.55 on the last trading day in 2019 and the exercise price of the options.

For the years ended December 31, 2017, 2018, and 2019, total share-based compensation expense recognized for share options under the Sogou 2010 Share Incentive Plan was US$23,037, US$12,547, and US$13,465, respectively. As of December 31, 2019, there was US$2,734 of unrecognized compensation expense related to unvested share options granted under the Sogou 2010 Share Incentive Plan, which is expected to be recognized over a weighted average period of 1.56 years.

For the years ended December 31, 2017, 2018, and 2019, the total fair values of the share options vested on their respective vesting dates were US$21,710, US$28,530, and US$11,893, respectively.

For the years ended December 31, 2017, 2018, and 2019, total intrinsic value of options exercised was US$11,136, US$33,180, and US$1,635, respectively.

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

The fair value of the share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant with the assistance of a qualified professional appraiser, using the BP Model with the following assumptions used:

	2017	2018	2019
Average risk-free interest rate	2.14% ~ 3.00%	3.36% ~ 3.51%	2.60% ~ 2.86%
Exercise multiple	2 ~ 3	2	2 ~ 3
Expected forfeiture rate (post-vesting)	0% ~ 12%	12%	0% ~ 12%
Weighted average expected option life	7	9	7
Volatility rate	39% ~ 47%	40% ~ 46%	36% ~ 41%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	10.35	12.26	4.05

The Sogou Group estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In the Sogou Group’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. The Sogou Group estimated the forfeiture rate to be 0% or 1% for share options granted to management and 12% for share options granted to other key employees. As the Company’s ordinary shares had been publicly traded for only slightly more than two years as of December 31, 2019, the expected volatility at the valuation date was estimated based on the historical volatility of specified comparable companies and Sogou for the periods before the grant dates with length commensurate with the expected term of the options. The Company has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

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

The options contractually granted under Sogou 2017 Share Incentive Plan may be placed in one of the following categories:

(1)             Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the employee grantee’s achievement, as determined by the Company’s chief executive officer, of performance targets for the corresponding period specified by the Company’s chief executive officer. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(2)              Service-based options, which vest and become exercisable in four equal installments, with each installment vesting only upon a service period requirement being met.

A summary of the above two categories of options as of December 31, 2019 is presented below (in thousands):

	Contractually Granted	Granted (For Purposes of Share-based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	140	18	14	—
Service-based options	829	829	155	48
Total	969	847	169	48

A summary of share option activity under the Sogou 2017 Share Incentive Plan as of and for the year ended 2019 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2019	730	$0.001	9.57
Granted	267	0.001
Exercised	(48)	0.001
Forfeited/Expired	(151)	0.001
Outstanding as of December 31, 2019	798	$0.001	8.90	$3,629
Vested as of December 31, 2019 and expected to vest thereafter	638	$0.001	8.87	$2,904
Exercisable as of December 31, 2019	121	$0.001	8.55	$551

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $4.55 on the last trading day in 2019 and the exercise prices of the options.

For the years ended December 31, 2018 and 2019, total share-based compensation expense recognized for share options under the Sogou 2017 Share Incentive Plan was US$1,569 and US$2,436, respectively. As of December 31, 2019, there was US$2,294 of unrecognized compensation expense related to unvested share options granted under the Sogou 2017 Share Incentive Plan, which is expected to be recognized over a weighted average period of 1.9 years.

The method used to determine the fair value of share options granted under the Sogou 2017 Share Incentive Plan was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the BP Model as presented below.

	2018	2019
Average risk-free interest rate	3.41% ~ 3.95%	2.37% ~ 3.45%
Exercise multiple	2	2 ~ 3
Expected forfeiture rate (post-vesting)	12%	0% ~ 12%
Weighted average expected option life	10	10
Volatility rate	40% ~ 46%	41% ~ 42%
Dividend yield	0%	0%
Weighted average fair value of share options	10.09	4.87

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

The options contractually granted under the Sohu Management Sogou Share Option Arrangement may be placed in one of the following categories:

(1)             Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. All of these options vested and became exercisable before January 1, 2017. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(2)             Service-based options, which were granted to members of Sohu’s Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met. As the requisite service was provided by members of Sohu’s Board of Directors to Sohu and not to the Sogou Group, no share-based compensation expense related to these options was recognized in the Sogou Group’s consolidated statements of comprehensive income.

A summary of the above two categories of options as of December 31, 2019 is presented below (in thousands):

	Contractually Granted	Granted (For Purposes of Share-based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	8,290	8,290	8,290	8,290
Service-based options	15	15	15	6
Total	8,305	8,305	8,305	8,296

A summary of share option activity as of and for the year ended December 31, 2019 is presented below:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Outstanding as of January 1, 2019	9	$0.001	6.38
Granted	—
Exercised	—
Forfeited/Expired	—
Outstanding as of December 31, 2019	9	$0.001	5.38	$41
Vested as of December 31, 2019 and expected to vest thereafter	9	$0.001	5.38	$41
Exercisable as of December 31, 2019	9	$0.001	5.38	$41

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $4.55 on the last trading day in 2019 and the exercise price of the options.

As all options granted under the Sohu Management Sogou Share Option Arrangement vested before January 1, 2017, no share-based compensation expense was recognized for the years ended December 31, 2017, 2018, and 2019. For the years ended December 31, 2017, 2018, and 2019, the total intrinsic value of options exercised was US$249, nil, and nil, respectively.

Option Modification

In the first and second quarter of 2013, a portion of the share options granted under the Sogou 2010 Share Incentive Plan and the Sohu Management Sogou Share Option Arrangement were exercised early, and the resulting Sogou ordinary shares were transferred to trusts with the original option grantees as beneficiaries. The trusts will distribute the ordinary shares to those beneficiaries in instalments based on the vesting requirements under the original option agreements. Although these trust arrangements caused a modification of the terms of these share options, the modification was not considered substantive. Accordingly, no incremental fair value related to these ordinary shares resulted from the modification, and the remaining share-based compensation expense for these ordinary shares continued to be recognized over the original remaining vesting period. As of December 31, 2019, 3,798,000 Class A Ordinary Shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan remained unvested in accordance with the vesting requirements under the original option agreements and 1,722,000 Class A Ordinary Shares have vested but have not been distributed to the beneficiaries. All of the Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.

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

16.           TAXATION

a. PRC Value-added Tax

The Company’s subsidiaries and VIEs in China are subject to VAT.

The Sogou Group’s revenues were subject to VAT at a rate of 6% or 17%, depending on the type of service or product offered, for the year ended December 31, 2017 and for the period from January 1, 2018 to April 30, 2018, and at rates of 6% or 16%, also depending on the type of service or product offered, for the period from May 1, 2018 to March 31, 2019. Commencing April 1, 2019, the Sogou Group’s revenues are subject to VAT at rates of 6% or 13%, also depending on the type of service or product offered.

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

Hong Kong

The Company’s subsidiaries in Hong Kong are subject to income tax at a rate of 16.5% for the years ended December 31, 2017, 2018 and 2019. Hong Kong does not impose a withholding tax on dividends.

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

Sogou Technology, Sogou Information, and Sogou Network qualified as HNTEs in December 31, 2017, 2018, and 2019, respectively, and will need to re-apply for HNTE qualification in 2020 (Sogou Technology), 2021 (Sogou Information), and 2022 (Sogou Network).

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

Sogou Technology performed a self-assessment and filed the required supporting documents and passed the relevant government authorities’ assessment in each of the years 2017 and 2018, and thus was qualified as a KNSE and entitled to a preferential income tax rate of 10% for 2016 and 2017. As a result, a reversal of income tax of US$1,467 and US$3,773 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2017 and 2018.

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

Aggregate undistributed profits of certain of the Company’s subsidiaries and VIEs located in PRC were approximately US$396,541 as of December 31, 2019. The Company does not intend to have any of its subsidiaries and VIEs located in PRC distribute any of their undistributed profits in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries and VIEs for their PRC operations. Accordingly, no withholding tax was recorded as of December 31, 2019. If those profits were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed profits of approximately US$39,654 as of December 31, 2019 if those profits were subject to withholding tax at a rate of 10%.

Composition of Income Tax Expense

All income tax expense for the years ended December 31, 2017, 2018 and 2019 was PRC corporate income tax for PRC entities. The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the Year Ended December 31,
	2017	2018	2019
Income from PRC entities	$126,104	$73,720	$84,760
(Loss)/income from non-PRC entities	(29,482)	26,214	7,093
Income before income tax expenses	96,622	99,934	91,853
Current income tax expense	18,382	462	5,480
Deferred tax (benefit)/expense	(3,960)	691	(2,732)
Income tax expense	$14,422	$1,153	$2,748

Effective Tax Rate

Reconciliation of the PRC CIT tax rate of 25% to the Sogou Group’s effective tax rate for the years of 2017, 2018 and 2019 is as follows:

	For the Year Ended December 31,
	2017	2018	2019
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax differential from statutory rate in other jurisdictions	6.8%	0.4%	2.6%
Effect of tax holidays (1)	(14.4)%	(5.1)%	(2.3)%
Permanent book-tax differences (2)	(7.5)%	(18.5)%	(25.3)%
Tax-exempt income (3)	—	(7.0)	(4.6)%
Changes in deferred tax asset allowance	5.0%	6.4%	7.6%
Effective income tax rate	14.9	1.2%	3.0%

(1) The income tax reversals resulting from the preferential income tax rates that Sogou Technology was entitled to as a KNES in 2016 and 2017 are included in the “Effect of tax holidays” in the table above.

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

The combined effects of the income tax expense exemptions and reductions available to the Sogou Group are as follows:

	For the year ended December 31,
	2017	2018	2019
Tax holiday effect	$13,914	$5,097	$2,113
Basic income per share	$0.05	$0.01	$0.01

c. Deferred Tax

As of December 31, 2018 and 2019, the significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax balances were principally related to the following:

	As of December 31,
	2018	2019
Deferred tax assets:
Net operating loss carry forwards	$10,392	$12,788
Temporary non-deductible advertising cost carried forward	1,336	965
Accrued expenses	21,934	22,810
Accrued payroll expense	2,178	3,229
Provision for inventory and doubtful receivables	3,931	7,517
Provision for long-term investments	401	2,050
Total deferred tax assets	40,172	49,359
Deferred tax liabilities:
Depreciation of fixed assets	(4,868)	(4,925)
Others	(27)	(26)
Total deferred tax liabilities	(4,895)	(4,951)
Less: Valuation allowance	(21,484)	(28,102)
Deferred tax assets, net	$13,793	$16,306

As of December 31, 2018 and 2019, the Sogou Group made a valuation allowance against its deferred tax assets to the extent that such deferred tax assets were not expected to be realized by each individual entity within the Sogou Group. The Sogou Group evaluated a variety of factors in determining the amount of the valuation allowance, including each individual entity’s operating history and financial forecast.

As of December 31, 2019, the Sogou Group had net operating losses from PRC entities of approximately US$73,555 available to offset against future net profit for income tax purposes. The Sogou Group anticipated that it was more likely than not that these net operating losses would not be utilized based on its estimate of the operating performance of these PRC entities. Therefore, US$12,788 in deferred tax assets generated from net operating losses were offset by a valuation allowance. These net operating losses of entities not qualified as HNTEs are expected to expire during periods between December 31, 2020 and December 31, 2024 and those of entities qualified as HNTEs are expected to expire during periods between December 31, 2020 and December 31, 2029.

The following table sets forth the movement of the valuation allowance for net deferred tax assets for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
Beginning balance	$11,317	$16,186	21,484
Additions	4,851	6,852	8,305
Reversals	(680)	(779)	(1,339)
Foreign currency translation adjustment	698	(775)	(348)
Ending balance	$16,186	$21,484	28,102

17.           CHINA CONTRIBUTION PLAN

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

For the years ended December 31, 2017, 2018, and 2019, the Sogou Group contributed a total of approximately US$33,290, US$40,094, and US$39,990, respectively.

18.           NET INCOME PER ORDINARY SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented (in thousands except per share data):

	For the Year Ended December 31,
	2017	2018	2019
Numerator:
Net income attributable to Sogou Inc.	$82,200	$98,781	$89,105
Less: Dividends attributable to preferred shareholders	24,388	—	—
Net income attributable to ordinary shareholders	57,812	98,781	89,105
Numerator for net income per ordinary share—basic	$57,812	$98,781	$89,105
Reversal of preferred share dividends	1,042	—	—
Numerator for net income per ordinary share—diluted	$58,854	$98,781	$89,105
Denominator
Weighted average number of ordinary shares outstanding—basic	257,173	388,731	389,797
Incremental shares from if-converted method	27,704	—	—
Incremental shares from treasury stock method	2,428	7,167	5,436
Weighted average number of ordinary shares outstanding—diluted	287,305	395,898	395,233
Net income per ordinary share—basic	$0.22	$0.25	$0.23
Net income per ordinary share—diluted	$0.20	$0.25	$0.23

56,647,614 Pre-IPO Preferred Shares, options for the purchase of 30,000 Class A Ordinary Shares, and options for the purchase of 12,500 Class A Ordinary Shares, respectively, were excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2017, 2018, and 2019 because of their anti-dilutive effect. The dilutive effects of Pre-IPO Preferred Shares and share options were calculated using the if-converted method and the treasury share method, respectively.

19.           RELATED PARTY TRANSACTIONS

The table below sets forth the significant related parties of the Sogou Group and their relationship to the Sogou Group:

Hgp0-

Related Party’s Name	Relationship with the Sogou Group
Sohu	Under common control of Sohu.com Limited with the Sogou Group
Tencent	Holder of Class B Ordinary Shares

The table below sets forth the significant related party transactions of the Sogou Group:

	For the Year Ended December 31,
	2017	2018	2019
Transactions with Sohu:
Expenses of research and development undertaken by Sohu	$707	$670	$—
Online marketing activities provided to Sohu	348	677	311
Online marketing activities provided by Sohu	1,123	393	191
Rental of Sohu.com Internet Plaza paid to Sohu	8,091	8,369	8,318
Others	45	464	61
Transactions with Tencent:
Share-based compensation expense related to Soso search-related businesses employees undertaken by Tencent (See “Tencent Share-based Awards” in Note 3u—Share-based Compensation Expense)	682	88	—
Online marketing activities provided to Tencent	15,599	40,758	31,943
Online marketing activities provided by Tencent	61,565	108,542	86,902
Bandwidth services provided by Tencent	3,299	4,183	6,364
Rental paid to Tencent	378	383	500
Others	3,137	3,463	2,254

The Sogou Group provided online marketing services to Sohu and Tencent, and received similar online marketing services from Sohu and Tencent. Related revenues and expenses are measured at the amount of consideration agreed to and paid by the related parties, which approximates amounts charged to third parties.

The table below sets forth the amounts due to related parties:

	As of December 31,
	2018	2019
Due from/to related parties—current
Due from Sohu	$60	$15
Due from Tencent	2,548	2,822
Total	$2,608	$2,837
Due to Sohu	$145	$101
Due to Tencent	38,280	22,493
Total	$38,425	$22,594
Due from related parties—non current
Due from Sohu	$2,108	$2,074
Due from Tencent	116	179
Total	$2,224	$2,253

The balance due from/to Sohu mainly consists of lease deposits prepaid to Sohu, and online marketing services provided by or to Sohu.

The balance due from/to Tencent mainly consists of online marketing services provided to or by Tencent, etc.

20.           LEASES

The Sogou Group has entered into operating lease agreements, primarily for office space in China, with lease periods expiring between 2019 and 2023. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Sogou Group obtains substantially all of the economic benefit from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Sogou Group’s consolidated balance sheets beginning January 1, 2019. Right-of-use assets are included in due from related parties and other assets, while the current portion of the operating lease liabilities is included in due to related parties and other short-term liabilities and the long term portion is included in long-term liabilities. The Sogou Group has elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Sogou Group uses its incremental borrowing rate in determining the present value of the future lease payments, because the interest rate implicit in most of the leases is not readily determinable. The Sogou Group estimates its incremental borrowing rate for each leased asset based on the interest rate the Sogou Group would incur to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment.

The Sogou Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Sogou Group’s leases contain free or escalating rent payment terms. Operating lease expense is recognized on a straight-line basis over the lease term.

The Sogou Group’s lease agreements generally contain lease and non-lease components. Non-lease components consist primarily of payments for property management. The Sogou Group combines fixed payments for non-lease components with the lease payments and accounts for them together as a single lease component, which increases the amount of the Sogou Group’s lease assets and liabilities. Payments under the lease arrangements are primarily fixed, with no variable payments.

Components of operating lease expense were as follows:

For the Year Ended December 31, 2019
Operating lease cost	$15,760
Short-term lease cost	19
Total operating lease cost	$15,779

Supplemental cash flow information related to leases is as follows:

For the Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$15,146

For the Year Ended December 31, 2019
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$11,198

The following table presents supplemental balance sheet information related to the operating leases:

As of December 31, 2019
Assets:
Operating lease right-of-use assets	$13,333
Liabilities:
Current portion of lease liabilities	6,106
Non-current portion of lease liabilities	5,686
Total operating lease liabilities	$11,792

Maturities of lease liabilities under operating leases as of December 31, 2019 were as follows:

Maturities of lease liabilities
2020	$6,725
2021	4,713
2022	965
2023	—
2024	—
Thereafter	—
Total future lease payments	12,403
Less: imputed interest	611
Total present value of lease liabilities	$11,792

The following table presents supplemental information for comparative periods of future minimum rental payments under operating leases as of December 31, 2018:

Maturities of leases (1)
2019	$15,884
2020	6,805
2021	5,974
2022	799
2023	271
Thereafter	—
Total minimum lease payments	$29,733

(1) Amounts are based on ASC 840, Leases that were superseded upon the Sogou Group’s adoption of ASC 842, Leases on January 1, 2019. Rent expenses under operating leases were US$12,818 and US$15,732 for the years ended December 31, 2017, and 2018, respectively.

As of December 31, 2019, operating leases recognized in lease liabilities had a weighted average remaining lease term of 2.2 years and a weighted average discount rate of 4.75%.

21.           COMMITMENTS AND CONTINGENCIES

Contractual obligations

Operating Commitments

As of December 31, 2019, the Sogou Group had operating commitments related to operating lease obligations, bandwidth purchase obligations, content and service purchase obligations and etc., as follows:

As of December 31,	Bandwidth Purchase	Operating Lease Obligations (1)	Goods Purchase	Others	Total
2020	$33,177	$10,518	$5,633	$822	$50,150
2021	306	10,491	—	440	11,237
2022	—	10,491	—	—	10,491
2023	—	—	—	—	—
2024	—	—	—	—	—
Thereafter	—	—	—	—	—
Total	$33,483	$31,500	$5,633	$1,262	$71,878

(1) The operating lease obligations consist of lease obligations that commenced on January 1, 2020.

Litigation

The Sogou Group is a party to various legal proceedings which it considers routine and incidental to its business, and is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou Group or the Sogou Group instituted proceedings or asserted counterclaims against its competitors. For example, there are various legal proceedings currently pending between the Sogou Group and affiliates of Baidu, Inc. (“Baidu”) in which the Sogou Group alleges that Baidu’s input method infringes certain of its patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceedings that it has initiated against the Sogou Group that Sogou Input Method infringes certain of its patents, and seeks monetary damages. There is also a lawsuit pending against us in which Shanghai Cishu Publications Ltd. has alleged that the Sogou Group used vocabulary content without permission and seeks monetary damages. In addition, the Sogou Group is subject to ongoing unfair competition claims against it brought by each of Baidu and ShenMa, operated by UCWeb Inc., which is a subsidiary of Alibaba Group Holding Limited, separately, as to which a PRC lower court has issued initial judgments against us that both we and Baidu have appealed, in which they allege that certain functions of Sogou Input method unfairly divert users to the Sogou Group, and seek monetary damages and cessation of the alleged unfair competitive practices. There are also two putative class action lawsuits that have been filed against the Company in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with the Company’s IPO in 2017.

The Sogou Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of December 31, 2019, the Sogou Group estimated the range of reasonably possible outcomes and has recorded liabilities for the most probable outcome within that range. The Sogou Group also evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Based on the information currently available, management believes that the total liabilities to the Sogou Group that may arise as a result of currently pending legal proceedings are not reasonably likely to have a material adverse effect on the Sogou Group’s business, results of operations, financial condition, and cash flows.

As of December 31, 2018 and 2019, the Sogou Group had recorded estimated liabilities of US$3,440 and US$6,476, respectively, as a component of accrued and other short-term liabilities related to litigation contingencies.

22.           VIEs

Sogou consolidates in its consolidated financial statements the VIEs, of which Sogou is the primary beneficiary.

a. VIEs Consolidated within the Sogou Group (excluding the Consolidated Trust)

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

The following is a summary of the Sogou Group’s principal VIEs:

Basic Information

Sogou Information

Sogou Information was incorporated in December 2005. As of December 31, 2018, the registered capital of Sogou Information was US$2.5 million and the Company’s Chief Executive Officer Xiaochuan Wang, Sohu, and Tencent (collectively the “Nominee Shareholders”) held 10%, 45%, and 45% interests, respectively, in Sogou Information.

Shi Ji Si Su

Shi Ji Si Su was acquired in April 2015 for cash consideration of US$30. As of December 31, 2019, the registered capital of Shi Ji Si Su was US$10.5 million and Sogou Information held 100% of the equity interest in this entity.

Chengdu Easypay

Chengdu Easypay was incorporated in January 2015. As of December 31, 2019, the registered capital of Chengdu Easypay was US$16.3 million and Sogou Information and Shi Ji Si Su together held 100% of the equity interest in this entity.

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

Business operation agreement among Sogou Technology, Sogou Information, and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information in their capacities as such and of Sogou Information. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

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

b. Consolidated Trust

As disclosed in Note 3(g) Financing Receivables, net, the Sogou Group has jointly established the Consolidated Trust with a third-party investor, and the trust is administered by a trust company. As the Consolidated Trust only invests in loans facilitated by the Sogou Group, the Sogou Group has power to direct the activities of the Consolidated Trust. The Sogou Group also has the obligation to absorb losses or the right to receive benefits from the trust that could potentially be significant to the Consolidated Trust. As a result, the Sogou Group is considered the primary beneficiary of the Consolidated Trust and the Consolidated Trust is considered a consolidated VIE under ASC 810.

The Consolidated Trust was incorporated in December 2019. As of December 31, 2019, the registered capital of the Consolidated Trust was US$2.9 million, and Chengdu Easypay consolidated 100% of the equity interest in the trust.

c. Financial Information

The following table sets forth the assets, liabilities, results of operations, and cash flows of the VIEs, taken as a whole, that were included in the Sogou Group’s consolidated balance sheets, statements of comprehensive income, and statements of cash flows:

	As of December 31,
	2018	2019
ASSETS
Cash and cash equivalents	$20,467	$12,209
Restricted cash	—	5,342
Short-term investments	7,305	7,192
Account and financing receivables, net	64,584	72,214
Prepaid and other current assets	1,213	3,942
Intra-Sogou Group receivable due from the Company and the Company’s subsidiaries	29,755	19,765
Due from related parties of the Sogou Group	17	683
Total current assets	123,341	121,347
Long-term investments	26,129	26,169
Fixed assets, net	392	761
Goodwill	3,468	3,412
Other assets	315	1,902
Total assets	$153,645	$153,591
LIABILITIES
Accounts payable	$57,051	$66,186
Accrued and other short-term liabilities	49,493	55,694
Receipts in advance	3,647	8,981
Accrued salary and benefits	1,692	1,250
Taxes payable	6,582	6,084
Due to related parties of the Sogou Group	20,552	108
Total current liabilities	139,017	138,303
Long-term liabilities	—	1,130
Total liabilities	$139,017	$139,433

	For the Year Ended December 31,
	2017	2018	2019
Net revenue	$257,424	$423,270	$501,495
Net income/(loss)	$28,944	$(19,534)	$(1,491)

	For the Year Ended December 31,
Cash flows of the VIEs	2017	2018	2019
Net cash provided by operating activities	$5,198	$51,657	$(5,046)
Net cash used in investing activities	(5,218)	(48,161)	(18,040)
Net cash provided by financing activities	—	—	8,601

There is no VIE where the Sogou Group has a variable interest but is not the primary beneficiary.

d. Risks in Relation to the VIE Structure

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

For the years ended December 31, 2017, 2018, and 2019, the total amount of profits contributed to these funds by the Sogou Group was US$4,619, US$2,662, and US$108, respectively. As of December 31, 2018 and 2019, the total balance of profits contributed to these funds by the Sogou Group was US$23,805 and US$23,913, respectively.

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

24.           RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless the amount of the reserve fund has reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to its shareholders. The balance of restricted net assets was $67,078, or 6.3% of the Company’s total consolidated net assets, as of December 31, 2019.

25.           SUBSEQUENT EVENTS

The outbreak of the novel coronavirus disease that has been designated as COVID-19, which emerged in December 2019 and has spread around the world in 2020, has affected economic activity across many industries in China, including the online advertising industry. Government-imposed measures, including travel restrictions, school closings, extended holidays, and requirements that most business be conducted remotely, have interrupted the operation of businesses in various areas. This, in turn, has caused an increase in the Company’s user traffic as individuals confined to their homes spent more time online than they would have otherwise. However, these measures have resulted in an increase during the first quarter of 2020 in the Company’s traffic acquisition costs, which may continue at a relatively higher level while these measures remain in effect. In addition, these measures and the adverse impact on the Chinese economy have caused, and could continue to cause, an adverse impact on the Company’s advertising revenues by causing advertisers and advertising agencies that represent them to delay and curtail their spending on online advertising. As the future extent and effect of the virus in China and the world are difficult to predict, the related financial impact on the Company’s future results of operations cannot be reasonably estimated at this time.