Form 20-F/A
period 2019-12-31
SOGOU INC.
filed 2020-04-23
CIK 1713947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes   ☐ No

EXPLANATORY NOTE

Sogou Inc. (“Sogou”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as originally filed with the U.S. Securities Exchange Commission (the “SEC”) on April 21, 2020 (the “Original 2019 Form 20-F”). This Amendment is being filed for the sole purpose of amending the disclosures in Item 4 (“Information on the Company”) of the Original 2019 Form 20-F under the heading “Our Business — Employees,” to correct the allocation of numbers of employees in a table included therein, which states the number of employees as of December 31, 2019 in each of four categories. This Amendment replaces “Item 4. Information on the Company — Our Business — Employees” as included in the Original 2019 Form 20-F with amended disclosure that reflects the corrected table. This Amendment does not amend any other information included in Item 4 in the Original 2019 Form 20-F or any other information in the Original 2019 Form 20-F, and does not reflect any events that have occurred after the filing with the SEC of the Original 2019 Form 20-F.

ITEM 4. INFORMATION ON THE COMPANY

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

Employee
Business operations	110
Research and development	2,029
Sales and marketing	463
General and administrative	136
Total	2,738

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

* Filed or furnished with this Amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

SOGOU INC.

	By	/s/ Xiaochuan Wang
	Name:	Xiaochuan Wang
	Title:	Chief Executive Officer

	By	/s/ Joe Zhou
	Name:	Joe Zhou
	Title:	Chief Financial Officer

Date: April 23, 2020