Form 20-F
period 2020-12-31
SOGOU INC.
filed 2021-03-18
CIK 1713947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Fion Zhou
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 108,833,041 Class A Ordinary Shares, par value $0.001 per share, and 278,757,875 Class B Ordinary Shares, par value $0.001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Note –– Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

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

◻ Yes ◻ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to American depositary shares;
●	“Amended and Restated Articles of Association” refers to our Third Amended and Restated Articles of Association;
●	“Amended and Restated Memorandum of Association” refers to our Seventh Amended and Restated Memorandum of Association;
●	“China” or the “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau, and Taiwan;
●	“Class A Ordinary Shares” refers to our Class A Ordinary Shares, par value of $0.001 per share, carrying one vote per share;
●	“Class B Ordinary Shares” refers to our Class B Ordinary Shares, par value of $0.001 per share, carrying ten votes per share;
●	“China Literature” refers to China Literature Limited, a leading online literature platform in China, and its subsidiaries and variable interest entities (“VIEs”);
●	“DAU” for active users quoted from iResearch for any given month refers to the average number of active users per day during that month. A user who uses the applicable product more than once in a day is counted as one active user for that day. Each distinguishable device or application is treated as a separate user for purposes of calculating DAU;
●	“MAU” for active users quoted from iResearch for any given month refers to the number of active users during that month. A user who uses the applicable product more than once in a month is counted as one active user for that month. Each distinguishable device or application is treated as a separate user for purposes of calculating MAU;
●	“Mobile DAU” for our Sogou Mobile Keyboard (the mobile application of Sogou Input Method) for any given month refers to the average number of active users per day during that month. A user who uses Sogou Mobile Keyboard more than once in a day is counted as one active user for that day. We treat each distinguishable device as a separate user for purposes of calculating Mobile DAU for our Sogou Mobile Keyboard, although it is possible that some people may use more than one device and that multiple people may share one device;
●	“Mobile MAU” for our Sogou Mobile Keyboard for any given period refers to the number of active users during the last month of the period. A user who uses Sogou Mobile Keyboard more than once in a month is counted as one active user for that month. We treat each distinguishable device as a separate user for purposes of calculating Mobile MAU for our Sogou Mobile Keyboard, although it is possible that some people may use more than one device and that multiple people may share one device;
●	“Paid clicks” refers to the number of paid clicks, including clicks by our users on advertisers’ promotional links displayed on our search result pages and other Internet properties and on third parties’ Internet properties;

●	“PC DAU” for our Sogou Input Method for any given month refers to the average number of active users per day during that month. A user who uses Sogou Input Method more than once in a day is counted as one active user for that day. We treat each distinguishable device as a separate user for purposes of calculating PC DAU for our Sogou Input Method, although it is possible that some people may use more than one device and that multiple people may share one device;
●	“Pre-IPO Class A Ordinary Shares” refers to our Class A ordinary shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering;
●	“Pre-IPO Class B Ordinary Shares” refers to our Class B ordinary shares, without voting rights, that were authorized and outstanding prior to the completion of our initial public offering;
●	“Pre-IPO Series A Preferred Shares” refers to our Series A preferred shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering, and are categorized as “mezzanine equity” in our consolidated financial statements appearing elsewhere in this annual report;
●	“Pre-IPO Series B Preferred Shares” refers to our Series B preferred shares, carrying one vote per share, that were authorized and outstanding prior to the completion of our initial public offering, and are categorized as “mezzanine equity” in our consolidated financial statements appearing elsewhere in this annual report;
●	“RMB” refers to Renminbi, or Yuan, the official currency of the PRC;
●	“Sogou” refers to Sogou Inc., a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and VIEs;
●	“Sohu.com Limited” refers to our ultimate parent and controlling shareholder, whose ADSs representing Sohu.com Limited’s ordinary shares are listed on the Nasdaq Global Select Market under the symbol “SOHU”;
●	“Sohu” refers to Sohu.com Limited and its subsidiaries and VIEs, not including Sogou and its subsidiaries and VIEs;
●	“Sohu Group” refers to Sohu.com Limited and its subsidiaries and VIEs, including Sogou and its subsidiaries and VIEs;
●	“Tencent” or “Tencent group” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;
●	“we,” “us,” “our company,” and “our” refer to Sogou Inc. and, unless the context requires otherwise, include its subsidiaries and VIEs;
●	“Weixin Official Accounts” refers to Weixin/WeChat accounts where individuals and enterprises, as account owners, provide content and services to subscribers; and
●	“Zhihu” refers to Zhihu Technology Limited and its affiliates, the leading online knowledge-sharing platform in China.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020 and audited consolidated balance sheets as of December 31, 2019 and 2020.

We completed an initial public offering of our ADSs on November 13, 2017. Our ADSs are traded on the New York Stock Exchange (the "NYSE") under the symbol “SOGO.”

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

These forward-looking statements include:

●	our ability to maintain and strengthen our position as a leader in China’s Internet industry and an innovator in artificial intelligence (“AI”);
●	our expected development and launch, and market acceptance, of our products and services;
●	our various initiatives to implement our business strategies to expand our business;
●	our future business development, results of operations, and financial condition;
●	the expected growth of and change in the online search industry in China;
●	our expectation that Tencent will acquire all of our outstanding shares that Tencent does not already beneficially own, pursuant to (i) a share purchase (the “Tencent/Sohu Sogou Share Purchase”) contemplated by a share purchase agreement, initially entered into as of September 29, 2020 and amended on December 1, 2020, between Sohu.com Limited, Sohu.com Limited’s indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and Tencent’s indirect wholly-owned subsidiary TitanSupernova Limited (“Tencent Merger Sub”) (such agreement as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), and (ii) a merger (the “Sogou Merger”) contemplated by an agreement and plan of merger (the “Sogou Merger Agreement”), initially entered into as of September 29, 2020 and amended on December 1, 2020, between Tencent’s indirect wholly-owned subsidiaries THL A21 Limited (“THL”), Tencent Merger Sub, and Tencent Mobility Limited (“TML”) and us (such agreement as so amended, the “Sogou Merger Agreement”); and
●	PRC laws, regulations, and policies relating to the Internet and Internet content providers, including online search and search-related services providers.

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

Risks and uncertainties affecting the Tencent/Sohu Sogou Share Purchase and the Sogou Merger include the possibility that they will not occur as planned if events arise that result in the termination of the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement, or if one or more of the various closing conditions to the Tencent/Sohu Sogou Share Purchase and the Sohu Merger, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law, are not satisfied or waived.

We would like to caution you not to place undue reliance on forward-looking statements. You should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Part I, Item 3 - Key Information—Risk Factors.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and our consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results to be expected for any future period.

Selected Consolidated Statements of Comprehensive Income/(Loss) Data

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(US$ in thousands, except for per ADS data)
Revenues:
Search and search-related advertising revenues	597,213	801,551	1,023,132	1,073,173	837,432
Other revenues	63,195	106,806	101,026	99,079	87,232
Total revenues	660,408	908,357	1,124,158	1,172,252	924,664
Cost of revenues (1)	302,736	457,401	693,470	738,454	734,075
Gross profit	357,672	450,956	430,688	433,798	190,589
Operating expenses:
Research and development (1)	138,364	172,829	201,739	190,402	197,176
Sales and marketing (1)	123,119	156,420	146,194	138,291	103,154
General and administrative (1)	24,567	27,821	38,072	40,670	30,418
Total operating expenses	286,050	357,070	386,005	369,363	330,748
Operating income/(loss)	71,622	93,886	44,683	64,435	(140,159)
Interest income	5,198	9,126	8,037	4,443	2,807
Foreign currency exchange gain/(loss)	5,346	(7,082)	5,725	1,849	(7,767)
Other (expenses)/income, net	(26,027)	692	41,489	21,126	38,633
Income/(loss) before income tax expenses	56,139	96,622	99,934	91,853	(106,486)
Income tax expenses	27	14,422	1,153	2,748	2,346
Net income/(loss)	56,112	82,200	98,781	89,105	(108,832)
Less: Net loss attributable to non-controlling interest shareholders	—	—	—	—	(611)
Net income/(loss) attributable to Sogou Inc.	56,112	82,200	98,781	89,105	(108,221)
Net income/(loss) per ADS—basic	0.12	0.22	0.25	0.23	(0.28)
Net income/(loss) per ADS—diluted	0.11	0.20	0.25	0.23	(0.28)

(1) Share-based compensation expense included in:

Cost of revenues	171	540	669	473	180
Research and development	5,615	16,470	10,313	10,697	6,280
Sales and marketing	1,816	4,299	1,327	3,726	1,555
General and administrative	5,259	2,414	1,895	1,005	920
	12,861	23,723	14,204	15,901	8,935

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019	2020

	(US$ in thousands)
Cash and cash equivalents	286,078	694,207	185,175	142,464	287,185
Total current assets	359,924	1,121,242	1,222,118	1,304,722	1,187,425
Total assets	524,818	1,321,036	1,462,844	1,522,402	1,395,132
Total current liabilities	358,556	412,795	456,339	453,213	406,279
Total liabilities	358,556	412,795	456,339	458,899	417,000
Total mezzanine equity (1)	244,404	—	—	—	—
Total shareholders’ (deficit)/equity (1)	(78,142)	908,241	1,006,505	1,063,503	978,132
(1)	Presented giving effect to the redesignation on a one-for-one basis upon the completion of our initial public offering of all Pre-IPO Series A Preferred Shares into Class A Ordinary Shares and all Pre-IPO Series B Preferred Shares into Class B Ordinary Shares.

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

We have extensive collaboration with Tencent, one of our largest shareholders. We are the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Approximately 39% of our total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2020. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to us, or if Tencent does not continue to deliver to us an adequate level of access to its platforms or adequately promote our products and services, our business and prospects will be adversely affected. For a detailed discussion of our collaborative arrangements with Tencent, see “Related Party Transactions- Business Collaboration with Tencent.”

Our efforts to expand our collaboration with Tencent may not be successful.

In September 2018, we and Tencent agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings in accordance with our existing business collaboration arrangements with Tencent. In addition, we and Tencent have agreed to continue from September 2020 until September 2021 our initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets “Tencent’s requirements for user experience,” and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not “harm the user experience.” See “Related Party Transactions—Business Collaboration with Tencent.” It is difficult for us to predict the potential impact of the integration of Sogou Search to power such a Weixin/WeChat search function measured under the standards of “Tencent’s requirements for user experience” and/or “harm the user experience.” The potential for growth of our business through such integration will be limited if Tencent does not make Sogou Search the preferred search function or decides not to extend the arrangement for such integration and a Tencent search function or a search function of one of our competitors is given priority over ours in Weixin/WeChat.

The currently pending Tencent/Sohu Sogou Share Purchase and Sogou Merger may not occur.

The currently pending Tencent/Sohu Sogou Share Purchase and the Sogou Merger may not occur if events arise that result in the termination of the Tencent/Sohu Sogou Share Purchase Agreement or the Sogou Merger Agreement, or if one or more of the various closing conditions to the Tencent/Sohu Sogou Share Purchase and the Sogou Merger, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law, are not satisfied or waived. If the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement are terminated, or if the Tencent/Sohu Sogou Share Purchase and the Sogou Merger are not consummated, our collaboration with Tencent, and our business and prospects, would be likely to be adversely affected.

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

We may not be able to resume our historical growth or successfully manage any future growth.

Our revenues were US$1.124 billion, US$1.172 billion and US$924.7 million for the years ended December 31, 2018, 2019 and 2020, respectively. The decrease in our revenues from 2019 to 2020 resulted from uncertainties with respect to Sogou’s business policies among certain advertisers as a result of the currently pending Tencent/Sohu Sogou Share Purchase and Sogou Merger, unfavorable macroeconomic conditions resulting from the coronavirus disease 2019 (“COVID-19”) pandemic, and regulatory headwinds in the Internet industry in China. In addition, although our traffic acquisition costs increased only moderately for 2020, if they trend higher in the future as they had prior to 2019 due to intensifying competition for channel partnerships, it could be difficult for us to sustain expenditures for traffic acquisition at the same level as our competitors, which could result in slower or flat growth, or a reduction, in our user traffic, which would have a negative impact on our revenues and revenue growth prospects. We may not be able to resume growth in future periods similar to that we experienced prior to 2020, and our revenues may continue to decline. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

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

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. For example, the private companies that we have invested in could be adversely affected by the COVID-19 outbreak, which may lead to impairment in the fair values of our investments and in turn adversely affect our financial condition and operating results. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

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

Certain facts, forecasts, and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public data sources and a commissioned third-party industry report. In connection with our preparation of this annual report, we commissioned iResearch to provide market research concerning the online search industry in China. In deriving the market size of this industry, iResearch may have adopted different assumptions and estimates for certain metrics from what others might have adopted. While we generally believe the report to be reliable, we have not independently verified the accuracy or completeness of such information. Such report may not be prepared on a comparable basis or may not be consistent with other sources.

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

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us and we instituted proceedings or asserted counterclaims against our competitors. For example, there are a number of legal proceedings currently pending between us and Baidu in which we allege that Baidu’s input method infringes certain of our patents relating to Sogou Input Method and seek monetary damages, while Baidu has asserted in counterclaims or in a legal proceeding that it initiated against us that Sogou Input Method infringes certain of its patents, and seeks monetary damages. There is also a lawsuit pending against us in which Shanghai Cishu Publications Ltd. has alleged that we used vocabulary content without permission and seeks monetary damages. In addition, PRC courts decided in Baidu’s favor a case in which Baidu had alleged that certain functions of our Sogou Input Method unfairly divert users to us. There are also two putative class action lawsuits that were filed against us in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that alleged violations of U.S. securities laws in connection with our IPO in 2017. Although the plaintiffs’ complaint filed in the United States District Court in New York was found by the court to be without merit, and the lawsuit was dismissed with prejudice, the lawsuit in state court in California remains pending. In addition, a complaint was filed against us in the United States District Court for the Southern District of New York by a single plaintiff, who alleges that the initial Schedule 13E-3 filed with the SEC for the Sogou Merger was false and misleading, purports to demand that certain language be added to the Schedule 13E-3, and seeks an injunction to prevent the Sogou Merger as well as attorneys’ fees and costs.

Where we can make a reasonable estimate of the liability relating to pending litigation against us and determine that an adverse result for us from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of our estimates may be inaccurate, in which case our financial condition and results of operation may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user and advertiser base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and Board of Directors’ attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows.

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

We have applied for various patents relating to our business. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the China National Intellectual Property Administration (the “CNIPA”). Approvals of our patent applications are subject to determinations by the Patent Office of the CNIPA and relevant overseas authorities that there are no prior rights in the applicable territory. In addition, we have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our Sogou logos and other of our key trademarks in the PRC, and the corresponding Chinese versions of the trademarks, so as to establish and protect our exclusive rights to these trademarks. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant overseas authorities. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, are subject to determinations by the Trademark Office of the CNIPA and relevant overseas authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect our rights to the affected technology, marks, and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of our rights.

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

The online search industry in China is subject to extensive regulation. If content accessed through our search services includes information that PRC governmental authorities find illegal or inappropriate, such as obscenity, pornography, gambling, superstition, terror and violence content, we may be required to curtail or even shut down our search services, and we may be subject to other penalties or suffer loss in revenues, all of which could harm our reputation and may negatively affect our business, financial condition, and results of operations and prospects. Although we seek to prevent fraudulent or otherwise illegal or inappropriate websites and information from being included in our search results, such measures may not be effective. Further, even with such measures it may not be possible for us to prevent fraudulent or otherwise illegal or inappropriate content from being included by our advertisers in products and services they provide. For example, we suspended part of our advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to us and displayed on our platform in June 2018. See “—Risks Related to China’s Regulatory and Economic Environment—Regulation and censorship of information distribution in China may have an adverse effect on our business”; and “—Risks Related to China’s Regulatory and Economic Environment—The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.”

We may be subject to potential liability for claims that search results violate the intellectual property rights of third parties.

It is possible that content that is made available by us through our search results may violate the intellectual property rights of third parties. PRC laws and regulations are evolving, and uncertainties exist with respect to the legal standards for determining the potential liability of online search service providers for search results that provide links to content on third-party websites that infringes copyrights of third parties. In December 2012, the Supreme People’s Court of the PRC promulgated a judicial interpretation providing that PRC courts will place the burden on Internet service providers to remove not only links or content that has been specifically-mentioned in notices of infringement from persons and entities claiming copyright in such content, but also links or content that the providers “should have known” contained infringing content. This interpretation could subject us to significant administrative burdens and might expose us to civil liability and penalties.Further, we rely on content provided by professional researchers and writers, either developed by the outlets themselves or adapted from content of parties separate from such outlets, and it is difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims.

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

We collect, process, and store on our servers significant amounts of data concerning our users. While we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps we must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. For example, the PRC Cybersecurity Law became effective in June 2017, but it is unclear as to the circumstances and standard under which the law would apply and violations would be found, and there are great uncertainties as to the interpretation and application of the law. It is possible that our data protection practice is or will be inconsistent with regulatory requirements. See “PRC Regulation—Provision of Internet Content—Information Security and Censorship.” In addition, the PRC government may promulgate new laws or regulations regarding the protection of personal data. For example, on May 28, 2019, the Cyberspace Administration of China issued for public comment draft Administrative Measures for Data Security and on August 16, 2020, the Standing Committee of the National People’s Congress issued for public comment a draft Data Security Law (such draft administrative measures and draft law together, the “Draft Data Security Laws”), which purport to regulate the collection, storage, transmission, processing, and usage of data and other related data activities within China, but it is unclear whether and/or when the Draft Data Security Laws will be enacted. On October 21, 2020, the Standing Committee of the National People’s Congress issued for public comment a draft Personal Information Protection Law (the “Draft Personal Information Protection Law”), which purports to regulate the collection, transmission, processing, and usage of personal information, the processing of sensitive personal information, and the cross-border provision of personal information and includes other relevant rules and regulations, but it is unclear whether and/or when the Draft Personal Information Protection Law will be enacted. If current or future laws and regulations are interpreted and applied in a manner that limits or prohibits any of our current practices, or if additional or different requirements are imposed by these laws and regulations, complying with such interpretations, applications, and requirements could cause us to incur substantial expenses or require us to alter our practices in a manner that could harm our business. We cannot assure you that our existing user information protection systems and technical measures will be considered sufficient under current and future applicable laws and regulations. Any systems failure or compromise of our security, including through employee error, that results in the release of our user data could seriously harm our reputation and brand, impair our ability to retain and attract users and advertisers, expose us to liability to users whose data is released, and subject us to sanctions and penalties from governmental authorities. We also could be liable for any security breaches of our advertisers’ confidential information. Any security breaches exposing such information could damage our reputation and deter current and potential users and advertisers from using our services.

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

We face risks related to natural disasters, terrorist attacks, and health epidemics, such as the COVID-19 pandemic.

Our business has been and could in the future be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis; terrorist attacks and other acts of violence or war; social instability; recurrences of outbreaks of previous health epidemics such as avian influenza, severe acute respiratory syndrome (or “SARS”), the Zika virus, and the Ebola virus; or new outbreaks of health epidemics. COVID-19 spread rapidly in 2020 to become a worldwide pandemic. The outbreak had a significant negative impact on the Chinese economy, and on the worldwide economy as a whole, and, in particular, on advertiser spending in the China market in which we operate. This caused during 2020, and could continue to cause, an adverse impact on our advertising revenues by causing our advertisers to curtail their spending on online advertising. In addition, some of our advertising customers required additional time to pay us, and such trends may continue during 2021. The extent to which COVID-19 impacts our results of operations will depend on future developments, including the possibility of a resurgence of the COVID-19 outbreak in China, which remain uncertain and difficult to predict.

Risks Related to Our Corporate Structure

In order to comply with PRC regulatory requirements, we operate a portion of our business through our primary VIE, Beijing Sogou Information Service Co., Ltd. (“Sogou Information”), a company with which we have contractual relationships but in which we do not have an actual ownership interest, and its direct and indirect wholly-owned subsidiaries. If these contractual arrangements and our current ownership structure were found to be in violation of current or future PRC laws and regulations we could be subject to severe penalties.

Various regulations in the PRC restrict or prohibit foreign-owned companies from operating in specified industries, such as the provision of Internet information, online games, mobile applications, Internet access, and certain other industries. As we are a Cayman Islands company and our direct and indirect wholly-owned subsidiaries Sogou (BVI) Limited, or Sogou BVI, Sogou Hong Kong Limited, or Sogou HK, and Vast Creation Advertising Media Services Limited, or Vast Creation, are incorporated in the British Virgin Islands and Hong Kong, our indirect wholly-owned PRC subsidiaries, Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”), and Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”), are wholly foreign-owned enterprises (“WFOEs”) under PRC law and are considered to be foreign-owned. In order to comply with PRC regulatory requirements, we conduct certain of our Internet and other value-added telecommunication operations in the PRC through our VIE Sogou Information, which is incorporated in the PRC and is owned 10% by our Chief Executive Officer, 45% by our controlling shareholder Sohu, and 45% by a Tencent group entity; and through direct and indirect subsidiaries of Sogou Information, which are also considered to be our VIEs. Through a series of contractual arrangements, Sogou Information, of which we are the primary beneficiary, and Sogou Information’s direct and indirect subsidiaries are effectively controlled by our subsidiary Sogou Technology. Revenues generated by our VIEs represented 37.7%, 42.8% and 40.6%, respectively, of our total revenues for the years ended December 31, 2018, 2019 and 2020.

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

On April 13, 2016, the State Administration of Market Regulation (“SAMR”) and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals such as ours. The Cyberspace Administration of China, or the CAOC, issued the Measures for the Administration of Online Information Search Services, which became effective on August 1, 2016 and require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such. The SAMR issued the Interim Measures for the Administration of Online Advertising, or (the “SAMR Interim Measures”), which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services and have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages, which had an adverse impact on our search and search-related revenues and overall results of operations for 2016 and, along with the tax on advertising, are likely to continue to have such an impact. We cannot assure you that PRC governmental authorities will not issue new laws or regulations specifically regulating sponsored search services, which could further impact our revenues.

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

The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

●	structure;
●	level of government involvement;
●	level of development;
●	level of capital reinvestment;
●	growth rate;
●	control of foreign exchange; and
●	methods of allocating resources.

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

While the Chinese economy has grown significantly over the past thirty years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the People’s Bank of China (the “PBOC”), China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product (“GDP”), compared to that of the same period in the previous year, slowed from 6.9% in 2017, to 6.6% in 2018, to 6.0% in 2019, and to 2.3% in 2020. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

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

In February 2021, the SAMR issued the Anti-Monopoly Guidelines for the Platform Economy Sector (the “Anti-Monopoly Guidelines for the Platform Economy Sector”), which provide guidance on competition and compliance for companies operating in Internet-related businesses. While we do not expect that the Anti-Monopoly Guidelines for the Platform Economy Sector and related regulations will have a material impact on our business and results of operations, such regulations may increase our compliance burden in our already highly-regulated industry. Further, the Anti-Monopoly Guidelines for the Platform Economy Sector are indications of the State Council’s and the SAMR’s continual enhancement of anti-monopoly law enforcement and supervision of internet platform operators.

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

We may not have conducted our online lending and microcredit business in accorandance with PRC laws, rules, regulations, and governmental policies.

PRC laws, rules, regulations, and governmental policies governing the online lending industry and microcredit businesses are at a relatively early stage, and can be expected to continue to evolve. Although we have not issued new loans to borrowers since September 30, 2020 and while we were issuing loans we implemented measures intended to comply with applicable PRC laws and regulations regarding the online lending industry and microcredit businesses, due to the lack of clear interpretation and rules regarding the implementation of such laws and regulations, the measures we took may not have been sufficient to ensure such compliance. Failure to comply with such laws and regulations could result in our being subject to, among other things, regulatory warnings, fines, or criminal penalties. See “PRC Regulation-Regulation of Online Lending and Microcredit Services.”

The Notice on Regulating and Rectifying the “Cash Loan” Business (“Circular 141”), issued jointly by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against Peer-to-Peer Online Lending Risks on December 1, 2017, stipulates that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control, and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. On October 9, 2019, the China Banking and Insurance Regulatory Commission (the “CBIRC”), together with other eight governmental authorities, promulgated the Notice of the Promulgation of Supplementary Provisions for the Supervision and Administration of Financing Guarantee Companies (“CBIRC Circular 37”), which states that institutions that provide services such as customer recommendations and evaluation of credit to lending institutions may not provide financial guarantee services without approval of regulatory authorities. Based on our understanding of industry practice, we do not believe that our operation of our online lending and microcredit loan facilitation business consisted of the operation of a financial guarantee business. However, due to a lack of sufficient interpretation of Circular 141 and CBIRC Circular 37, the exact definition and scope of operating a financial guarantee business remain unclear. If we were deemed to have been operating a financial guarantee business in violation of Circular 141 and CBIRC Circular 37, we could be subject to penalties, sanctions, and other liabilities.

In addition, the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (the “Private Lending Judicial Interpretations”), which were issued by the Supreme People’s Court effective September 1, 2015, (i) prohibit loans with interest rates exceeding 36% per annum, and provide that any excess paid must be returned to the borrower and (ii) provide that loans with interest rates between 24% and 36% per annum are generally permissible as long as they do not damage the interests of the state, the community, or any third parties other than the borrower. For loans we extended or facilitated prior to September 30, 2020, if PRC governmental authorities or courts were to determine that any of such loans had an interest rate exceeding 24% per annum, we may not be able to collect the portion of the interest deemed to exceed 24%. Further, on August 19, 2020, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (Revised in 2020), which were revised on December 29, 2020 (as amended, the “Revised Private Lending Judicial Interpretations”). The Revised Private Lending Judicial Interpretations provide that, beginning August 20, 2020, PRC courts will not enforce the collection of interest on one-year loans to the extent that the interest exceeds four times the prime rate for one-year loans published by the National Interbank Funding Center. In addition, the Reply of the Supreme People’s Court to the Application of Law to the Provisions Applicable to Private Lending Cases promulgated by the Supreme People’s Court on December 29, 2020 stipulates that microcredit companies are financial institutions established with the approval of the financial regulatory authorities and that the Revised Private Lending Judicial Interpretations are not directly applicable to the loan business of microcredit companies. However, it remains uncertain whether PRC courts will use the Revised Private Lending Judicial Interpretations for reference in the future. As a result, if the one-year loans that we extended or facilitated on or after August 20, 2020 carry interest that exceeds the specified limit and the courts determine that our loan business is subject to the Revised Private Lending Judicial Interpretations, we may not be able to recover the amount of the excess.

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

We may be adversely affected by the PRC government’s ongoing crackdown on Internet pornographic content.

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

In July 2014, the State Administration of Foreign Exchange (the "SAFE") promulgated Circular 37, which replaced Circular 75, promulgated by SAFE in October 2005. Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. In February 2015, SAFE promulgated the Circular for Further Simplifying and Improving Policies of Foreign Exchange Administration Applicable to Direct Investment, which provides that effective June 2015 designated local banks are delegated authority under Circular 37 to review and process PRC residents’ applications for their initial foreign exchange registrations or amendments to their registrations in connection with their overseas direct investments. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entities, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entities, including restrictions on the ability to contribute additional capital to the PRC entities.

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

The need to comply with such requirements could prevent us from making timely transfers of the net proceeds of our initial public offering to our PRC subsidiaries and, in the event we wish to make such transfers through loans to our PRC subsidiaries or VIEs, will limit the amounts of the net proceeds that we may transfer, which could limit our ability to fund or expand our business in accordance with our intended use of the proceeds of our initial public offering. The amounts of total investment and registered capital of Sogou Technology as of December 31, 2020 were approximately US$100.0 million and US$40.0 million, and two times its net assets was equal to US$763.1 million, meaning that the limit on the proceeds of our initial public offering that we would be permitted to loan to Sogou Technology as of December 31, 2020 would be US$763.1 million. The amounts of total investment and registered capital of Sogou Network as of December 31, 2020 were both approximately US$0.8 million, and two times its net assets was equal to US$64.8 million, meaning that amount of the proceeds of our initial public offering that we would be permitted to loan to Sogou Network would be US$64.8 million. Two times the net assets of our principal VIEs was equal to negative US$104.4 million (Sogou Information), US$25.3 million (Shi Ji Si Su), and negative US$13.8 million (Chengdu Easypay), respectively, as of December 31, 2020, which represent the respective statutory limits on the amounts of loans we would be permitted to make to them as of December 31, 2020.

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

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and the related Implementation Rules issued the SAFE, all foreign exchange transactions by a PRC citizen involving an employee incentive plan of an overseas publicly-listed company may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Offshore Share Incentives Rules, issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly-listed company under such employee share incentive plans are required to register with the SAFE or its local offices and comply with a series of other requirements. The Offshore Share Incentives Rules also specify requirements for registration of share incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our board of directors who have been granted share options or other share-based awards, are subject to the Administration Measures on Individual Foreign Exchange Control, the related Implementation Rules, and the Offshore Share Incentives Rules. In addition, pursuant to Circular 37, a privately-held special purpose vehicle’s grant of equity incentives to a PRC citizen is subject to foreign exchange registration and, prior to making an investment in or receiving a grant of a share-based award in such an entity, a PRC citizen is required to apply with the relevant PRC governmental authorities for foreign exchange registration of the investment. Our PRC employees who have been granted share-based awards or held shares have not made the required registrations. We have registered our 2017 Share Incentive Plan with the SAFE, and we are in in process of applying for such registration of our 2010 Share Incentive Plan. If our 2010 Share Incentive Plan is not accepted for registration by the SAFE, we and those who have received awards may be subject to fines and legal sanctions, and our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us may be limited.

If the status of certain of our PRC subsidiaries and VIEs as “High and New Technology Enterprises,” “Key National Software Enterprises,” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid taxes and may be subject to a higher tax rate, which would adversely affect our results of operations.

The CIT Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. The CIT Law and its implementing rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year before December 31, 2017 and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualified as a Key National Software Enterprise (“KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of Software Enterprises or KNSEs must perform a self-assessment each year to ensure they meet the relevant criteria for qualification. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant PRC governmental authorities determine that it failed to meet applicable criteria for qualification, PRC governmental authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable.

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

Our corporate affairs are governed by our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association and we are governed by the Companies Act of the Cayman Islands (the “Cayman Islands Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

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

The U.S. Holding Foreign Companies Accountable Act, which was signed into law by the U.S. President in December 2020, could result in the delisting of our ADSs from the NYSE and the prohibition of their trading in the U.S. over-the-counter markets.

Starting in 2011, we and the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, have been affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the Securities and Exchange Commission, or the SEC, and the U.S. Public Company Accounting Oversight Board (the “PCAOB”) sought to obtain from the PRC big four affiliate firms access to their audit work papers and related documents. However, the firms were advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act, which, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of three consecutive audit years, because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based. Also on December 18, 2020, the Chair of the SEC, in response to the enactment of the Holding Foreign Companies Accountable Act, reported in a published statement that he had directed the staff of the SEC to consider providing a single consolidated proposal for the SEC’s consideration on issues related to the PCAOB’s access to audit work papers, exchange listing standards, and trading prohibitions. If the PCAOB determines that it has been unable to inspect or investigate completely our independent registered public accounting firm for a period of three consecutive audit years, the Holding Foreign Companies Accounting Act, together with any rules promulgated by the SEC pursuant to the statute, could require that our ADSs and Class A Ordinary Shares be delisted from the NYSE and not traded in the over-the-counter market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. In addition, the provisions of the Holding Foreign Companies Accounting Act could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against PRC affiliates of the “big four” could also result in the delisting of our ADSs from the NYSE and the prohibition of their trading in the U.S. over-the-counter markets.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. In February 2015, the firms reached a settlement with the SEC pursuant to which the SEC accepted that future requests by the SEC for the production of documents would be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production of the requested documents via the CSRC. If the firms failed to meet specified criteria during a period of four years starting from the settlement date, the SEC retained the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceedings against the four China-based accounting firms were deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law. If such a further challenge resulted in our independent registered public accounting firm being denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Such a determination could lead to the delisting of our ADSs and Class A Ordinary Shares from the NYSE, and/or termination of their registration under the Exchange Act. In addition, news about any such future proceedings against these PRC big four affiliate accounting firms could cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs could be adversely affected.

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

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and as a result we are entitled to, and do, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. We also have invoked one of the “home country practice” exceptions to the corporate governance requirements of the NYSE Listed Company Manual that are available to foreign private issuers such as us, and we may invoke additional such exceptions in the future.

Sohu, through its ownership of Class B Ordinary Shares and the Voting Agreement with Tencent, will have the power to appoint a majority of our board of directors. As a result, we will be a “controlled company” under the NYSE Listed Company Manual. We will rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

●	that we have a majority of independent directors on our board;
●	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	for an annual performance evaluation of the nominating/corporate governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. If we are no longer a “controlled company,” we may in the future invoke “home country” exceptions available to foreign private issuers, such as us, under the NYSE Listed Company Manual which are similar to the exemptions for controlled companies, and also include the possibility of additional exceptions from the NYSE Listed Company Manual, such as the requirement that equity-compensation plans be approved by shareholders. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent, has the power to appoint a majority of our board of directors and Sohu and Tencent together have the voting power to control the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent, has the power to appoint a majority of our board of directors. Sohu and Tencent together have indirect shareholdings totaling approximately 72.9% of the total of our outstanding Class A and Class B Ordinary Shares and totaling approximately 96.3% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares as of February 26, 2021, due to the additional voting power of the Class B Ordinary Shares. Sohu’s and Tencent’s combined voting power gives them the power to control actions that require shareholder approval under Cayman Islands law, our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, and the NYSE Listed Company Manual, including significant mergers and acquisitions and other business combinations, changes to our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflicts of interest may arise between Sohu and Tencent, on the one hand, and us, on the other hand, in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Employee recruiting and retention. Because Sohu, Tencent, and we operate primarily in China and the main focus of the businesses of each of us is Internet services, we may compete with Sohu and Tencent in the hiring of new employees, in particular with respect to technology research and development. We have non-solicitation arrangements with Sohu and Tencent that would restrict either Sohu or Tencent, on the one hand, or us, on the other hand from hiring any of the other’s employees.
●	Our board members and executive officers may have conflicts of interest. Dr. Charles Zhang, who is our Chairman of the Board, is currently also serving as Sohu’s chairman and chief executive officer. By virtue of the high-vote Class B Ordinary Shares held by Sohu and Tencent and the voting agreement between Sohu and Tencent, Sohu will have the power and right to appoint a majority of our Board of Directors and Tencent will have the right to appoint two of the member of our Board of Directors. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu or Tencent and us.
●	Sale of shares in our company. Although there are restrictions in the Voting Agreement among us, Sohu, and Tencent on transfers by Sohu or Tencent to competitors of ours, if the Voting Agreement were to terminate, Sohu or Tencent would no longer be subject to such transfer restrictions and may decide to sell all or a portion of our shares that it holds to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees and holders of our ADSs.
●	Allocation of business opportunities. Business opportunities may arise that both we and Sohu or Tencent find attractive, and which would complement our respective businesses. Sohu or Tencent may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.
●	Developing business relationships with competitors of Sohu and Tencent. For so long as Sohu retains the power to appoint a majority of our Board of Directors and Sohu and Tencent voting together retain the power to decide all other matters put to a vote of our shareholders, we may be limited in our ability to do business with the competitors of either of them, such as other providers of various Internet services in China. This may limit our ability to enter into business relationships that might be in our best interests and those of our shareholders other than Sohu or Tencent.

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

The trading price of our ADSs has been and may continue to be subject to fluctuations. During the period from November 9, 2017, the first day of trading of our ADSs on the NYSE, until February 26, 2021, the trading price of our ADSs ranged from US$2.95 to US$15.50 per ADS, and the closing sale price on February 26, 2021 was US$8.26 per ADS. Among the factors that could affect the price of our ADSs are the various risk factors described in this annual report and other factors, including:

●	announcements of competitive developments by our competitors;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	actual or anticipated fluctuations in our operating results;
●	failure of our financial and operating results to meet market expectations or failure to meet our previously announced guidance;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other Internet companies;
●	additions or departures of our executive officers and other key personnel;
●	announcements regarding litigation involving us or any of our directors and officers;
●	fluctuations in the exchange rates between the U.S. dollar and the RMB;
●	release or expiration of transfer restrictions on our outstanding ordinary shares and ADSs;
●	sales of our ordinary shares or ADSs in the market by Sohu or Tencent;
●	sales or perceived sales of additional shares or ADSs;
●	the possibility that the Holding Foreign Companies Accountable Act could lead to the delisting of our ADSs and Class A Ordinary Shares from the NYSE;
●	the possibility that there will be a resurgence of the COVID-19 epidemic in China;
●	the continuing spread of the COVID-19 pandemic worldwide; and
●	the occurrence of an event that causes the Sogou Merger Agreement to be terminated without the Sogou Merger being completed , which could cause the price of our ADSs to drop significantly.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies, and such fluctuations have from time to time had, and may again in the future have, an adverse effect on the market price of our ADSs. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic caused a significant drop in prices on global securities markets during 2020.

It is possible that our currently pending going-private transaction with Tencent will not be completed, which could have an adverse effect on the market price of our ADSs.

It is possible that the Tencent/Sohu Sogou Share Purchase and the Sogou Merger will not occur as planned if events arise that result in the termination of the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement, or if one or more of the various closing conditions to the Tencent/Sohu Sogou Share Purchase and the Sohu Merger, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law, are not satisfied or waived. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the Sogou Merger. All the fees and costs in connection with the Sogou Merger will be payable by us even if the transaction is not completed. If the Sogou Merger is not completed, holders of our ADSs will not receive the proposed merger consideration, and the price of our ADSs could decline.

The announcement and pendency of our going-private transaction with Tencent could have an adverse effect on our business, results of operations, and financial condition.

The process of consummating the pending Tencent/Sohu Sogou Share Purchase and Sogou Merger could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations, and financial condition. The Sogou Merger Agreement, by its terms, imposes restrictions on our conduct of business prior to the completion of the Sogou Merger, which may delay or prevent us from undertaking certain business opportunities that may arise pending the completion of the Sogou Merger. In addition, we may be subject to claims and legal actions arising in connection with the Sogou Merger, and such claims and legal actions, with or without merit, may be expensive to defend, may divert our management’s attention, and may have an adverse impact on our reputation. For example, a complaint was filed against us in the United States District Court for the Southern District of New York by a single plaintiff. The complaint alleges, in sum and substance, that a Transaction Statement on Schedule 13E-3 filed by us on December 1, 2020 regarding our contemplated going-private transaction contained certain statements regarding dissenters’ rights that were allegedly rendered false by a subsequent judgment by the Grand Court of the Cayman Islands. The plaintiff seeks an injunction to prevent the Sogou Merger as well as attorneys’ fees and costs. Further, current and prospective employees and members of management could become uncertain about their future roles with us in the event the Sogou Merger is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the Sogou Merger could have an adverse effect on our relationships with our customers, suppliers, and other third-party service providers and business partners. For example, our search and search-related revenues for the three months ended September 30, 2020 decreased, in part as a result of uncertainties on the part of certain advertisers with respect to our business strategies and policies following the announcement of the Sogou Merger. If our collaborations and relationships with business partners are terminated or curtailed, our business, results of operations, and financial condition will be adversely affected.

Our dual-class ordinary share structure could have an adverse effect on the market price of our ADSs.

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

You will experience dilution to the extent that additional Class A Ordinary Shares are issued upon settlement of outstanding share options or other share-based awards that we may grant from time to time. As of February 26, 2021, there were options outstanding exercisable for the purchase of an aggregate of 4,412,149 Class A Ordinary Shares.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 26, 2021, there were 109,079,582 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding. The ordinary shares held by our officers and directors and certain shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

In addition, Sohu, Tencent, and Photon Group Limited (“Photon”), a British Virgin Islands company of which Dr. Charles Zhang, the Chairman of or Board of Directors may be deemed to be the beneficial owner, which held approximately 33.8%, 39.1%, and 6.4% of the combined total of our outstanding Class A and Class B Ordinary Shares as of February 26, 2021, are parties to a registration rights agreement that gives them rights that, if exercised, will permit them to sell some or all of their shares freely in the open market without regard to the restrictions of Rule 144 under the Securities Act. As of February 26, 2021, there were options outstanding exercisable for the purchase of an aggregate of 4,412,149 Class A Ordinary Shares. We also may grant or issue additional share options, restricted share units, or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2020 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2020. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Sogou Inc. was incorporated in the Cayman Islands in December 2005.

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

We completed an initial public offering of our ADSs on November 13, 2017. Our ADSs are traded on the NYSE under the symbol “SOGO.”

On September 29, 2020, we entered into the Sogou Merger Agreement, pursuant to which Tencent will acquire all of our outstanding shares that Tencent does not already beneficially own in an all-cash transaction. Pursuant to the terms of the Sogou Merger Agreement, at the effective time of the Sogou Merger (the “Sogou Merger Effective Time”) each Class A Ordinary Share, including Class A Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Sogou Merger Effective Time, other than the Class A Ordinary Shares owned or beneficially owned by Tencent, will be cancelled in exchange for the right to receive $9.00 in cash per share or ADS, without interest. On or about the same time as the Sogou Merger Agreement was signed, Sohu.com Limited, Sohu Search, and Tencent Merger Sub entered into the Tencent/Sohu Sogou Share Purchase Agreement, pursuant to which Sohu Search agreed to sell all of the Class A Ordinary Shares and Class B Ordinary Shares owned by it to Tencent Merger Sub. Also on or about the same time, THL and Tencent Merger Sub entered into a contribution agreement pursuant to which THL agreed to contribute all of the Class B Ordinary Shares owned by it to Tencent Merger Sub (the “Share Contribution”). The Tencent/Sohu Sogou Share Purchase and the Share Contribution are expected to be completed shortly prior to the completion of the Sogou Merger. Upon the completion of the Tencent/Sohu Sogou Share Purchase and the Share Contribution, Tencent Merger Sub will hold at least 90% of the voting power represented by all of our issued and outstanding shares. Accordingly, the Sogou Merger will be in the form of a short-form merger of Tencent Merger Sub with and into us in accordance with section 233(7) of the Cayman Islands Companies Act, with Sogou Inc. being the company surviving the Sogou Merger, and shareholder approval of the Sogou Merger Agreement and the Sogou Merger will not be required. The Sogou Merger, if completed, will result in our becoming a privately-owned company wholly owned indirectly by Tencent, our ADSs no longer being listed on the NYSE, and our ADS program being terminated.

As of the date of this annual report, the Sogou Merger has not been completed, and is subject to the satisfaction or waiver of the closing conditions set forth in the Sogou Merger Agreement, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law.

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

Business Overview

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries, according to iResearch, and we are the fourth largest Internet company in China based on MAU in December 2020, according to iResearch. Our differentiated search services, our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

We strengthened the content and service ecosystem of Sogou Search during 2020. On the content front, we are committed to building a more efficient and knowledgeable search platform that provides high-quality content, particularly in healthcare search and intelligent question answering (“Q&A”). On the services front, we enhanced our offerings and continued to explore opportunities in AI healthcare. With the ongoing integration of AI technology, Sogou Search continued to evolve into an engine that offers valuable knowledge.

In addition, we have built and share a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users, including search access to the vast content from Tencent’s Weixin/WeChat Official Accounts. Sogou Search is the default search engine for a range of Tencent products that offer general search functions. Sogou Search also continues to be the preferred third-party search engine on Weixin/WeChat to access Internet content outside Weixin/WeChat. We intend to extend this partnership year to year until 2023 as part of the overall framework agreement that Sogou and Tencent entered into in September 2018.

Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2020, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Mobile Keyboard is the third largest mobile app in China in December 2020, according to iResearch, and is China’s largest and most popular voice recognition app, based on our internal data. In December 2020, Sogou Mobile Keyboard had 473 million mobile DAUs, and processed up to 941 million daily voice requests. Sogou Mobile Keyboard interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Mobile Keyboard has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic. It also provides targeted recommendations to address users’ variety of needs for information discovery while they are typing. Thanks to a number of product innovations, Sogou Mobile Keyboard continues to evolve from a utility software to an AI-enabled communication assistant.

We have been dedicated to the upgrade of our Smart Hardware business by better leveraging Sogou’s AI capabilities. Our major product lines include Sogou AI, our voice-enabled hardware products that are empowered by AI technology, and Teemo, our smart hardware products for children. In 2020, we launched a variety of upgraded products to the market.

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

Our revenues were US$1.124 billion, US$1.172 billion and US$924.7 million, respectively, for the years ended December 31, 2018, 2019 and 2020. We generate revenues primarily from search and search-related advertising services, which represented 90.6% of our total revenues in the year ended December 31, 2020.

Our Business

Products and Services for Users

Our suite of products and services for users focuses on search and search-related services that cover a wide variety of use cases, from online search to input methods. Through our products and services, we have built a massive and engaged user base.

Sogou Search

We make information easily accessible for Chinese Internet users. Through Sogou Search, we enable our users to conveniently find relevant, high-quality, and comprehensive information anytime, anywhere. We offer users general and vertical search services through our website sogou.com and our mobile search application. In addition, Sogou Search is the default general search engine for popular Internet portals such as qq.com and sohu.com, and popular browsers such as the Mobile QQ Browser and Sogou Browser. Sogou Search was the second largest search engine in China by mobile queries in December 2020, according to iResearch.

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

Search Features

To help users find the information they desire more quickly and conveniently, Sogou Search offers the following features:

●	Query Suggestion: As the user is typing in the search box, a drop-down list will appear under the search box, offering dynamic predictions and recommendations of search queries based on the words that the user is typing. Users can select the desired search query from the drop-down list to avoid typing in additional characters.
●	Query Correction: Many search queries contain errors. Erroneous search queries often produce fewer and/or inaccurate or less relevant search results, thereby adversely affecting the user experience. Our query correction identifies and corrects apparent errors in search queries to help deliver a high-quality search experience.
●	Rich Search Snippets: Rich search snippets displayed on search result pages present content from webpages in the form of structured data to help users better understand the content and find the desired information directly in the snippet. For example, when a user searches a restaurant, our search engine will return structured data such as the address of the restaurant and reviews.
●	Webpage Translation: Chinese language information accounts for only a small fraction of the information available on the Internet. A tremendous amount of high-quality information, such as academic publications, is in English. To allow Chinese users to read English webpages, Sogou Search applies our machine translation technology to translate the content of English-language webpages into Chinese with just one click.
●	Search Result Recommendations: Using big data analytics and sophisticated algorithms, we recommend relevant and interesting products and services to users based on search queries and display the recommendations on search result pages.

Key Mobile Search Features

Given the growing use of mobile devices, we have developed additional features that are optimal for mobile search to enhance user experience, such as:

●	Direct Answers: Within the limited screen space on mobile devices, we offer direct and easy-to-read answers and recommendations in response to queries submitted by users in question form by leveraging our Q&A technology.

●	Multi-Modal Inputs: In addition to inputting search queries by typing, users can input queries by voice and image. For example, users can upload an image of an item to search for where to buy it. Such input options give users a convenient and interactive mobile search experience.
●	Audio Response: In response to search queries submitted through voice input, we can provide answers through audio response.
●	Local Services Information: We have integrated a wide range of third-party vertical services, such as travel information from Ctrip, into our general search to build a comprehensive service system that fully and accurately meets users’ search needs in verticals such as entertainment, sports, and travel.

Vertical Search Services

We strive to offer differentiated content in our search products and services in order to improve our search results and provide an enhanced search experience for our users. Through collaborations with industry-leading content providers, we offer the following vertical search services:

●	Sogou Weixin Search: Weixin/WeChat is China’s largest mobile community. With over 20 million accounts covering a wide range of topics, Weixin Official Accounts have become a key information platform for Chinese users. Sogou Weixin Search is the sole general search engine with access to search all content published on Weixin Official Accounts.

●	Sogou Healthcare Search: A large number of online searches in China relate to healthcare. Sogou Healthcare Search provides reliable and trustworthy healthcare information through collaboration with national healthcare authorities and third-party healthcare information platforms. Through these partnerships, we can provide users with comprehensive information on such important topics as diseases, symptoms, and hospitals. We have also integrated a vast amount of interactive Q&A content from reputable doctors into our healthcare search results. In addition, we launched our AI Nutritionist jointly with the China Nutrition Society, a nation-wide non-profit academic organization. Empowered by our knowledge computing and natural interaction technologies, the new service is able to provide personalized dietary guidance based on users’ health conditions.
●	Sogou English: Supported by the technology of Microsoft’s Bing, Sogou English is our cross-language search service that enables Chinese users to discover English content on the Internet by querying in Chinese and reading content that we have translated into Chinese.
●	Sogou Zhihu: Zhihu is the leading online knowledge-sharing platform in China, according to iResearch. Through our collaboration with Zhihu, we provide users with up-to-date knowledge, experience, and insights shared within the Zhihu community.
●	Sogou Encyclopedia: Sogou Encyclopedia is an Internet-based encyclopedia compiled by netizens, offering search, browsing, editing, and other services to help users obtain information. It integrates rich forms of content, such as texts, audio, images, and videos.
●	Sogou Ask: Sogou Ask is a platform open to the general public for Q&A. Users ask each other questions and help other users solve problems. Sogou Ask also connects users with professionals.
●	Sogou Image Search: Sogou Image Search allows users to search for images by entering text, and provides users with advanced search capabilities to filter search results of images by color, file formats, and file sizes. Users can also upload an image or enter an image URL to search for an image’s source or search for similar images on the Internet. Sogou Image Search can automatically recognize certain elements embedded in online images and search for similar elements in its image library.
●	Sogou Shopping Search: Sogou Shopping Search collects product data from e-commerce platforms in China. Users can search for products by entering the product brand, category, or model and can view product specifications and price. Sogou Shopping Search also provides users with real-time product comparisons based on price, sales volume, reviews, and shipping information to help users make better purchasing decisions.
●	Sogou Video Search: We collect the metadata of videos from multiple Chinese video platforms to allow users to search from a large collection of online videos by title, actor, or genre and to filter search results by length, upload date, or source.
●	Sogou News Search: Sogou News Search allows users to search for the most up-to-date news by aggregating news from various online news portals.

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

We launched Sogou Input Method, the first cloud-based Chinese language input software, in 2006. Sogou Input Method has become an indispensable Chinese language input software tool for PC and mobile users. According to iResearch, as of December 31, 2020, Sogou Input Method was the most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU.

According to iResearch, as of December 31, 2020, Sogou Mobile Keyboard, the mobile application for Sogou Input Method, was the third most widely used mobile application in China by DAU, and the number one Chinese language input application for mobile users in terms of MAU.

The diagrams below illustrate how Sogou Mobile Keyboard has made Chinese language input easy and efficient for mobile users.

We are also committed to evolving Sogou Mobile Keyboard into an AI communication assistant. In 2020, we enriched its AI smart input function and extended its vertical use cases. For AI smart input, we refined our "Smart Wangzai", an AI-enabled communication function within Sogou Mobile Keyboard, to allow users to easily input their conversations on Weixin/WeChat, QQ and other e-commerce platforms. We also expanded vertical use cases of Sogou Mobile Keyboard from handwriting, multi-language, to barrier-free inputs, with the latter focusing on helping visually-impaired users improve input efficiency. In addition, we rolled out more AI input services ranging from voice, optical character recognition (“OCR”), to translation, which helped reinforce Mobile Keyboard’s position as the largest voice recognition app in China. As of the end of December 2020, it had processed up to 941 million voice requests and handled millions of translation requests per day.

The diagrams below illustrate how Sogou Mobile Keyboard has made Chinese language input more intelligent for mobile users.

Illustration of Smart Wangzai

对不起
"I'm sorry"
AI配图
AI帮写
趣发送
AI校对
AI聊天助手
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
符
123
发送

Emoticons Suggestions

爱你呦
"I love you"
替换为"我喜欢你，比昨天多一点，比明天少一点"
换一句
"I like you, today more than yesterday and less than tomorrow."
AI配图
AI帮写
趣发送
AI校对
AI聊天助手
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
符
123
发送

Expression Suggestions

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

Sogou Translation

Sogou Translation is a multi-language translation solution that incorporates neural machine translation technology and a massive linguistic database to deliver language translation. It is web-based and also available as a mobile application. In addition to written text translation, the Sogou Translation mobile application supports speech, document, OCR, and augmented reality translation. Also, with Exam Dictionaries, which we developed in-house, Sogou Translation provides high-quality content that users may access to prepare for their academic examinations.

Smart Hardware

For smart hardware, we have been driving AI empowerment of our products. In 2020, we continued to invest in research and development (“R&D”) to enhance our AI competencies in hardware. Our major product lines include Sogou AI, our voice-enabled hardware products that are empowered by AI technology, and Teemo, our smart hardware products for children.

Sogou AI

Our flagship product Sogou AI Recorder covered a full range of high-, mid-, and low-end markets in 2020. We launched an upscale AI Recorder category for more complex use cases, such as conferences and training. The upgraded recorder successfully captured the interest of users with a number of pioneering and distinctive functions, such as real-time transcription of multiple languages and dialects, mutual translation of languages, AI-enabled noise reduction, auto-identification of speakers, and other functioins.

Teemo

Our Teemo product line, which we have expanded from our Teemo smartwatch for children, includes a full suite of smart hardware for children. In 2020, we launched our first education product for children, Teemo Dictionary Pen, with AI-enabled functions such as smart dialogue and translation. We also launched VPA services, which are designed to serve as a Children's Encyclopedia, answering children’s various questions while they are studying.

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

Online Advertising

Search and Search-Related Advertising Products and Services

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our and third parties’ Internet properties. Revenue generated from our auction-based pay-for-click services accounted for 83.8%, 88.1% and 86.8%, respectively, of the total revenue derived from our search and search-related advertising services in 2018, 2019 and 2020. The following are the types of advertising products and services that we offer:

●	Rising Sun Advertising: A majority of our auction-based pay-for-click advertising services are managed through our Rising Sun system. Advertisers choose and bid on keywords and set other parameters or criteria for when they want their advertisements to be triggered. Advertisers’ promotional links will be ranked and displayed on our search results page according to our system’s computation, which takes into account the keywords, price, and other information that advertisers have entered into the Rising Sun system.

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

●	Rising Sun One-Stop Advertising Platform: Our Rising Sun system is a one-stop advertising platform that provides pay-for-click advertising management and related supporting services for Sogou’s entire commercial product line. Advertisers can log onto the platform through a single account and use the same account to pay for various advertising products, such as search and newsfeed advertisements. Clients can introduce content such as images, text links, and telephone numbers onto the platform, which is then automatically consolidated into Sogou’s various advertising products, thus boosting client’s advertising efficiency and reducing their maintenance costs.
●	Advertising on Third-Party Internet Properties: We work with a large number of third-party websites and mobile application providers to provide additional high-quality avenues for our advertisers to market themselves. Under this advertising service, we typically charge our advertisers when users click on the advertisers’ promotional links displayed on such third parties’ Internet properties. The price per click is typically auction based. We share a portion of the revenue with the applicable third parties.

●	Milky Way Advertising: Milky Way Advertising is an online marketing solution that we offer to advertisers of certain vertical sectors such as online games, e-commerce, financial services, and education. This advertising service provides various advertisement formats, organized and customized according to the advertisers’ industries in order to enhance the effectiveness of their advertisements. Milky Way advertisements usually appear in the center of our search result pages. We charge advertisers on an auction-based pay-for-click basis.
●	Web Directory Advertising: We also offer advertising space on Sogou Web Directory. We charge advertisers based on the duration of the placement of their advertisements or on a per-click basis.
●	Brand Advertising: Our brand advertising services primarily consist of Special Brand Zone, where advertisements are displayed in a prominent designated space on our search result pages; Brand Start Line, where advertisements appear in Sogou Input Method and on our search result pages; and Brand Landmark, where advertisements appear on the right side of our search result pages. Advertisers pay for such services based on the duration of the placement of their advertisements on our search result pages.

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

Online Lending and Microcredit Services

Prior to September 2020, we offered online lending and microcredit services through mobile applications. We extended loans to qualified borrowers using our own funds and generated revenues through interest and fees. We also provided loan facilitation services, connecting qualified borrowers with established institutional funding partners, and generated revenues through service fees. Pursuant to the terms of the Sogou Merger Agreement, we have ceased expansion of our online lending and microcredit services and have not extended or facilitated any new loans or advances since September 29, 2020.

Technology

Search Technologies

Our search technologies consist primarily of the following:

●	Large-Scale System (Cluster, Storage, Distributed Computation, and Index): With large-scale cluster management capabilities, our cluster reaches over 10,000 servers and supports massive petabyte-level distributed data storage, 100 terabytes of daily data increments, and hundreds of thousands of computational analysis tasks. Leveraging our large-scale system, we can access, store, and index information on the Chinese Internet and serve hundreds of millions of page views per day.
●	Webpage Crawling, Page Analysis, and Link Analysis: Our intelligent and efficient distributed crawling system can crawl and index the Chinese Internet. It also allows us to index new Internet content within a few minutes after it is generated, and update all indexes in a few weeks. By adopting big data and AI technologies, our page quality analysis algorithm can identify junk and spam and other low-quality webpages. In addition, we can evaluate the authority of webpages using link analysis technology in order to enhance the authenticity of search results.
●	Open Data Platform: Through input from website developers and owners, our open data platform allows certain previously unsearchable information on the Web to be picked up by our search engine, thereby providing users with additional sources of information and generating more valuable traffic for these websites.
●	Information Extraction: Information extraction can accurately analyze the content, structures, and styles of webpages and then extract structured and unstructured data from them, including text, links, images, and other multimedia material. Besides the static content, our information extraction technology can also quickly and accurately access and analyze the dynamic content of webpages through large-scale webpage rendering technology.
●	Natural Language Processing: Our natural language processing technology applies computational linguistics, machine learning, data mining, and other algorithms to process, analyze, and understand natural language text, especially in users’ search queries and webpage content. Our technology includes word segmentation, part-of-speech tagging, name entity recognition, entity linking, syntax and semantic analysis, sentiment analysis, and text generation. In search scenarios, natural language processing can enhance the understanding of user queries and webpages, such as query classification, webpage classification, topic modeling, and semantic matching, and consequently, improve user satisfaction of search results. End-to-end networks are applied to every stage of search, including index, recall, semantic matching, reading comprehension, and multi-modal computing, through all of which we are able to precisely understand users’ intent and provide results that better fit users’ needs.
●	Search Ranking: As webpages become increasingly abundant and diverse, search engine users put more emphasis on the authority and timeliness of search results. To better address users’ needs, we have adopted multiple machine learning algorithms to provide different forms of products nested in the search engine. Several vertical search engines that focus on specific categories of results, such as pictures, videos, and music, are employed and then mixed based on users’ intent to provide more accurate results for users. These machine learning algorithms not only help us to rank result lists to better match users’ needs, but also provide webpages that are fresh, authoritative, clean, and abundant. To improve the authority of results, we focus on the relevance of sites and accounts on platforms, including Weixin/WeChat and Zhihu, which comprise site level, number of followers, repost volume, and site-search query relevance calculated by our Quasi-Recurrent Neural Network models.We also optimize the recall and ranking strategies on detail pages under official websites to elevate our users’ perception and to provide convenient entrance to specific pages. For timeliness of results, we used cluster algorithms to show the brief contexts of news events with our massive search data. Moreover, any breaking news can be presented within five minutes. These innovative measures optimize search results and improve their timeliness and authority.

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

Below are further details of our key AI technologies and solutions:

Natural Interaction

Natural interaction refers to a series of technologies that include speech, computer vision, machine translation, and dialogue.

●	Speech Technology: Speech is the core technology enabling voice-based human-machine interaction. We have advanced speech recognition and synthesis technology. In the fourth quarter of 2020, we processed up to 941 million voice inputs through Sogou Mobile Keyboard per day. We received first place in the Word Error Rate and Speech Pause subcategories at the Blizzard Challenge 2018, a prominent global competition for speech synthesis. We also ranked first in the real-time track of Deep Noise Suppression (“DNS”) Challenge at Interspeech 2020, the world’s largest technical conference focusing on speech processing and application.
●	Computer Vision: Image is the core technology enabling vision-based human-machine interaction. Through deep learning and massive data generated from our core products, we have developed capabilities in handwriting recognition, OCR, image search, and facial recognition. We set a new record for detection, recognition, and end-to-end in Arbitrary-Shaped Text (“ArT”) at the International Conference on Document Analysis and Recognition (“ICDAR”) 2019, a global OCR competition. We also ranked first in the Grand Challenge of 106-Point Facial Landmark Localization at the International Conference on Pattern Recognition (“ICPR”) 2020, a premier global conference on pattern recognition.
●	Machine Translation: We have developed advanced machine translation technology. We successfully applied deep neural network technology to optimize and commercialize real-time machine translation technology, with the ability to simultaneously recognize voice inputs and enable multilingual translation. We ranked first in the Baseline Model task during the 2018 International Workshop on Spoken Language Translation (“IWSLT”), a top-tier international machine interpretation competition.
●	Dialogue System: Dialogue is the key to human-machine interaction. With natural language processing and dialogue modeling techniques, we enable machines to understand the intentions in users’ text, voice, and image inputs. We were the champion of the Spoken Language Understanding Challenge at the International Conference on National Language Processing and Chinese Computing in 2018.

Knowledge Computing

Knowledge computing refers to a series of technologies that include the representation, storage, retrieval, and reasoning of knowledge. We have developed Q&A, technology to answer complex natural language questions from users.

●	Question Answering: Our Q&A technology finds answers to questions posed in natural language. Instead of limiting their search queries to keywords, users can search using natural language, and in response, get direct answers in addition to a list of Web links. Since Q&A technology improves the efficiency of user access to information, we believe Q&A is an increasingly prevalent form of search. In January 2019, we came in first in the Conversational Question Answering (“CoQA”) Challenge and set new records for all evaluation metrics. Our Q&A technology has narrowed the gap between the average reading comprehension level of a machine and a human. Leveraging our Q&A technology, we are able to deliver a more efficient search experience to users, with our top, direct answer results fulfilling a significant portion of our overall search results with a high level of accuracy. The Q&A technology is also applied in our proprietary smart triage platform, which we believe may foster our future development in AI healthcare. In 2020, we also partnered with third parties, including Tencent, Xiaomi, and Oppo, to integrate our intelligent Q&A services into some of their products.

Industry-Leading Solutions

●	Vocational Avatar: By integrating the latest advances in image detection, speech synthesis and reconstruction, and best-in-class algorithms, Sogou Vocational Avatar can present a lifelike resemblance to a human being, providing a highly-dynamic and seamless experience for users. Since its debut in 2018, Sogou Vocational Avatars has developed into its seventh generation and achieved a major upgrade to empower the virtual Avatars with realistic real-time human interactions. We have made substantial progress in expanding the application of our Vocational Avatar solution in various sectors, including AI News Anchors in news broadcasting, AI Virtual Judge in legal services, and AI Customer Service Avatar in the financial services industry. In 2020, we launched the world’s first “3D” AI News Anchor with the Xinhua News Agency, a national news agency in China. The 3D AI News Anchor features the latest generation of our AI Vocational Avatar technology, which employs 3D modeling and cutting-edge AI technologies to create true-to-life avatars of human beings.
●	Simultaneous Interpretation: As a critical component of our use of AI technology in cross-language communication, Sogou Simultaneous Interpretation has undergone three upgrades since it was first unveiled in 2016 at the World Internet Conference in Wuzhen, China. The latest upgrade, Sogou Simultaneous Interpretation 3.0, significantly enhances the efficiency and accuracy of machine translation by combining computer vision and AI self-learning capabilities that enable the instant capture and comprehension of multimodal information presented by the speaker. It is the first machine interpretation system that can “see” and “think” in real-time as the presenter speaks.

Big Data Capabilities

Hundreds of millions of users of our products and services have generated a vast amount of data across a wide variety of use cases. Our big data capabilities include:

●	Data Integration and Management: We research and develop a multi-level and highly-reliable data access system and data warehouse to address the technological challenges in data acquisition, data preprocessing, and distributed storage of massive heterogeneous data; and to address real-time streaming data access and processing, as well as data security management.
●	Data Mining and Analytics: We continue to build and strengthen our user profile label system from massive data mined from multiple platforms and multiple scenarios that allow such information to be effectively used under different application scenarios. Our user profile labels can be sorted and applied to targeted advertising and personalized content recommendations.

●	Data Application and Services: We continue to improve and innovate our existing products by leveraging our big data capabilities. We develop a variety of data analysis products for individuals and business customers, such as targeted marketing analytics products for advertisers. We also apply our big data capabilities in our recommendation service and in risk control modeling for certain businesses.

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

As of December 31, 2020, we have been issued 1,353 patents in China and 82 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 1,337 patent applications currently pending in China and 56 patent applications currently pending in countries and regions outside of China; we have submitted 89 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2020, we have registered 887 trademarks with the Trademark Office of the CNIPA, including our company’s name “Sogou,” Sogou logos, trademarks relating to our products such as Sogou Input Method, Sogou Map and Teemo, and their corresponding Chinese version marks; and we are in the process of applying for the registration of 287 other trademarks. As of December 31, 2020, we also have 239 trademarks registered outside of Mainland China and we are in the process of applying for registration of 169 trademarks. As of December 31, 2020, we are the registered owner of 237 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2020, we own the rights to 157 domain names that we use in connection with the operation of our business, including our Sogou website sogou.com.

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

Technology Infrastructure

We have built what we believe is a reliable and secure network infrastructure that will fully support our operations. As of December 31, 2020, we owned approximately 30,809 servers located in six Internet data centers in China. We have also obtained what we believe is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of our operations, and have established a large-scale GPU service cluster to provide computing power for our AI technologies.

As of December 31, 2020, we had 38 technical support employees to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to discover and fix problems in the operation of hardware and software in our server network in a timely fashion.

Marketing

We focus on delivering superior user experience through better products and services, which we believe can expand our user base and enhance our brand. Since inception, our user base has grown primarily through word-of-mouth referrals; thus, we have built our brand with modest marketing costs.

While we have benefitted significantly from word-of-mouth marketing, we have also launched marketing campaigns designed to further promote our brand, products, and technologies. In 2020, we focused on marketing our technology through industry-specific applications. This was designed to demonstrate our technological advantages and enhance Sogou's brand image as a leading AI-based solution provider. For example, Sogou has expanded the application of its AI Vocational Avatar technology in various sectors, including AI News Anchors in news broadcasting, AI Virtual Judge in legal services, and AI Customer Service Avatar in financial services. Our proprietary AI Vocational Avatar served as a hostess at various industry summits and our AI-powered Simultaneous Interpretation solutions supported a number of international conferences in such areas as technology, finance, and healthcare.

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

Employees

We had 2,789, 2,738 and 2,544 employees as of December 31, 2018, 2019 and 2020, respectively. We also employ independent contractors to support our research and development, product development, sales and marketing departments, and had approximately 184 independent contractors on average during the 2020 fiscal year. As of December 31, 2020, 39% of our employees held Master’s degrees or Ph.D.s, and 76% of our employees worked in the research and development department. None of our employees is represented under collective bargaining agreements. The table below sets forth the number of our employees in each functional area as of December 31, 2020.

Employee
Business operations	111
Research and development	1,929
Sales and marketing	361
General and administrative	143
Total	2,544

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

Facilities

We currently lease from Sohu, on an arms-length basis, approximately 18,228 square meters of office space at Sohu.com Internet Plaza in Beijing, China under a lease that expires on December 31, 2022 and may be renewed subject to terms agreed to by Sohu and us. In addition to the office space leased from Sohu, we lease a total of approximately 20,446 square meters of office space in Beijing, Zhejiang, Sichuan, Hainan, Guangdong, Anhui, and Tianjin, China from other third parties.

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

On January 13, 2020, the MIIT issued to Sogou Information renewed Value-added Telecommunications Services Operating Licenses which authorize the provision of Internet data centers, and Internet access, which are classified as value-added telecommunication services. Holders of Value-added Telecommunications Services Operating Licenses are required to submit reports to the MIIT annually.

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

On October 15, 2020, the Beijing Telecom Administration (the “BTA”) issued to Sogou Information a renewed Telecommunications and Information Services Operating License (an “ICP license”). Sogou Information is required to submit a reports to the BTA annually.

Online News Search Services

On May 2, 2017, the Administrative Regulations for Internet News Information Services, or the News Regulations, were promulgated by the Cyberspace Administration of China to replace the previous Administrative Regulations for Internet News Information Services, or the Old News Regulations, issued by the State Council Information Office (the "SCIO")and the MIIT on September 25, 2005, pursuant to which Internet news information services include services of collecting, editing, and releasing Internet news information, reposting such news information, and providing a platform to spread such news information. On May 22, 2017, the Detailed Implementing Rules of Administration of Internet News Information Services Approval, or the Detailed Implementing Rules, were promulgated by the Cyberspace Administration of China, effective on June 1, 2017. The News Regulations and the Detailed Implementing Rules require the general Websites of non-news organizations to apply to the SCIO at the national level for approval after securing the consent of the SCIO at the provincial level before they commence providing news dissemination services. There is uncertainty as to whether the provision of news search services and aggregation of news links fit within the definition of news dissemination services. Sogou Information is currently in the process of applying for an online news service license.

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

Online Cultural Products

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on July 1, 2003 and were amended on July 1, 2004. On February 17, 2011, the MOC issued the new Provisional Regulations for the Administration of Online Culture, or the New Online Culture Regulations, which took effect on April 1, 2011, to replace the previous regulations. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

●	the production, duplication, importation, release or broadcasting of Internet cultural products;
●	the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or
●	the exhibition or holding of contests related to Internet cultural products.

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

On August 20, 2020, the Beijing Municipal Bureau of Culture and Tourism issued a renewed Online Culture Operating Permit to Sogou Information authorizing Sogou Information to provide relevant online services.

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

On September 18, 2020, Sogou Information obtained a renewed Internet Pharmaceuticals Information Services Qualification Certificate (operational) and a renewed Internet Pharmaceuticals Information Services Qualification Certificate (non-operational) from the Beijing Municipal Medical Products Administration.

Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China (the “New Advertising Law”), which became effective on September 1, 2015 and was amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of governmental authorities. On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Online Advertising (the “SAMR Interim Measures”), effective on September 1, 2016. The New Advertising Law and the SAMR Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAMR Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAMR Interim Measures treat pay-for-click search results as advertisements that are subject to PRC advertisement laws, and require that pay-for-click search results be conspicuously identified on search result pages as advertisements. The New Advertising Law and SAMR Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

On April 13, 2016, the SAMR and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management (the “Campaign Notice”), pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals, such as ours, and other portal, financial, real estate, P2P, and investment product sales services Websites. The SAMR Interim Measures treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, we have established more stringent standards for selecting advertisers for our pay-for-click services, have turned down certain existing advertisers, and have lowered the percentage that pay-for-click search results represent of results on our search pages.

Search Services

On August 18, 2009, the MOC issued a Notice on Strengthening and Improving the Content Censorship of Online Music Content, or the MOC Notice, which was abolished by the MOC on August 25, 2016. On October 23, 2015, the MOC issued a Notice on Further Strengthening and Improving the Administration of Content of Online Music, or the MOC Further Notice, which became effective on January 1, 2016. The MOC Notice and the MOC Further Notice provide that providing direct links to online music will constitute engaging in the online music business, and that therefore an Online Culture Operating Permit is required for providing such search services. Sogou Information applied for an Online Culture Operating Permit and received it on December 31, 2010. The permit was renewed on August 20, 2020.

On June 25, 2016, the CAOC issued Measures for the Administration of Online Information Search Services, or the CAOC Measures, which became effective on August 1, 2016. The CAOC Measures, like the SAMR Interim Measures, require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, conspicuously identify pay-for-click search results as such.

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

In January 2014, the SAMR promulgated the Administrative Measures for Online Trading or (the “Online Trading Measures”), which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services issued by the SAMR, which took effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that when selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be accurate. If they fail to comply with all requirements of the Online Trading Measures, the local branch of the SAMR or other governmental authorities could impose fines or other penalties on them.

Information Security and Censorship

Pursuant to the Announcement of Special Supervision Against Illegal Collection and Use of Personal Information through Internet Applications, which was issued on January 23, 2019, operators of Internet applications must collect and use personal information of users in compliance with the Cybersecurity Law of the PRC (the “PRC Cybersecurity Law”), which took effect on June 1, 2017, and other laws and regulations, display the terms of service and privay policy in clear language, and specify the purpose and methods that may be used for data collection, take such technical and other measures as are necessary to safeguard personal information obtained from users, and not attempt to coerce users to authorize any such collection and use by way of bundling, suspending the installation of or access to the Internet applications, or other similar means. These requirements were emphasized by a Notice on the Special Rectification of APPs Infringement of User's Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, are subject to various security protection-related obligations including:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;
●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;
●	formulating Internet security emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures, and reporting to governmental authorities; and
●	providing technical assistance and support for public security and national security authorities for the protection of national security and in criminal investigations.

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

On May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

●	important cyber products and services purchased by networks, and information systems related to national security; and
●	the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if the game is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our systems, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under eighteen years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

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

In February 2013, 15 PRC governmental authorities, including the SAPPRFT, the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction (the “Work Plan”), implementing integrated measures by various authorities designed to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued, and online game operators will be required to implement measures to protect minors.

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

Regulation of Online Lending and Microcredit Services

Online Lending and Microcredit Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of the Online Finance Industry (the “Fin-Tech Guidelines”) were jointly promulgated by ten PRC governmental authorities, including the PBOC, the MIIT, and the China Banking Regulatory Commission (the “CBRC”). The Fin-Tech Guidelines actively encourage innovation of internet financial platforms, products, and services for the purpose of increasing market vitality. The Fin-Tech Guidelines also require companies providing Internet finance services to, among other requirements, engage eligible banking institutions to act as fund depositories for client funds; have adequate procedures for the protection of the personal information of clients; and to not improperly buy, sell, or disclose such personal information.

Circular 141, which was jointly issued by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against Peer-to-Peer Online Lending Risks on December 1, 2017, stipulates general requirements for “cash loan” businesses conducted by online microcredit companies, banking institutions, and online lending information intermediaries, and specifies general requirements and guidelines with respect to cash loan businesses, such as governmental pre-approval requirements, limits on interest rates and overall costs to borrowers, "know-your-customer" requirements, borrower eligibility assessment requirements, a prohibition on collection of loans using violence, and protection of customers' personal information. The aggregate borrowing costs charged to borrowers by cash loan businesses in the form of interest and various fees must comply with guidelines on interest rates applicable to private lending issued from time to time by the Supreme People’s Court, such as those set forth in the Revised Private Lending Judicial Interpretation. In addition, Circular 141 prohibits online microcredit companies from facilitating loans to students, making loans that are not made with the use of proceeds specified or that are to be used for down payments or speculative trading, and funding loans using illegal sources of funds.

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

Our subsidiary Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”) has obtained the key governmental approvals and licenses required under current PRC laws and regulations for the conduct of a microcredit business. However, as the regulatory regime and practices with respect to online microcredit companies are evolving, there is uncertainty as to how the various requirements discussed above will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on microcredit companies.

Loans and Interest Rates

The PRC Civil Code recognizes the validity of loan agreements between natural persons and provides that a loan agreement becomes effective when an individual lender provides the loan to an individual borrower, but requires interest rates charged under a loan agreement to comply with applicable PRC laws and regulations. The Private Lending Judicial Interpretations issued by the Supreme People’s Court in August 2015 and effective in September 2015 specify that loan agreements for loans with annual interest rates below 24% are valid and enforceable. With respect to a loan with an annual interest rate between 24% and 36%, if the interest on the loan has already been paid to the lender and such payment has not caused damage to the interests of the state, the community, or any third parties, the Private Lending Judicial Interpretations indicted that courts will be likely to dismiss a borrower’s demand for return of the interest payments. If the annual interest rate of a private loan is higher than 36%, the portion of the interest exceeding the maximum interest rate is invalid. The Revised Private Lending Judicial Interpretations provide that, beginning August 20, 2020, PRC courts will not enforce the collection of interest on one-year loans to the extent that the interest exceeds four times the prime rate for one-year loans published by the National Interbank Funding Center. The Reply of the Supreme People’s Court to the Application of Law to the Provisions Applicable to Private Lending Cases promulgated by the Supreme People’s Court on December 29, 2020 stipulates that microcredit companies are financial institutions established with the approval of the financial regulatory authorities and that the Revised Private Lending Judicial Interpretations are not directly applicable to the loan business of microcredit companies.

Laws and Regulations Related to Intellectual Property Protection

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

On September 7, 1990, The National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020. The 2020 amended Copyright Law will take effect on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of the pledge of a copyright.

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

We have adopted measures to mitigate copyright infringement risks, such as real-time monitoring and mechanisms for fast removal upon receipt of notices of infringement. As of December 31, 2020, we had registered 237 software copyrights in the PRC.

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000, 2008 and 2020. The 2020 amended Patent Law will take effect on June 1, 2021. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on December 28, 2002 and January 9, 2010. According to these laws and regulations, the Patent Office of the CNIPA is responsible for administering patents. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for twenty years from the date of the filing of the patent application, in the case of an invention, and ten years from the date of the filing of the patent application, in the case of utility models and designs. From June 1, 2021, in the case of designs, a patent will be valid for fifteen years from the date of the filing of the patent application. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2020, we had been granted 1,353 patents in the PRC.

Trademark

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law (the “Trademark Law”), which was amended in 1993, 2001, 2013 and 2019. On August 3, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks, and the Trademark Review and Adjudication Board of the Administration for Industry and Commerce is responsible for resolving trademark disputes. In 2019, the Trademark Office of the CNIPA has taken over the responsibility for registration and administration of trademarks and trademark dispute resolution. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2020, we had registered 887 trademarks in the PRC.

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

On January 5, 2015, the SAMR promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, which require that before collecting, using, transferring, or disclosing the personal information of a child, an Internet service provider must inform the child’s parents or guardians and obtain their consent, and that Internet service providers must take protective measures, such as encryption, when storing children’s personal information.

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

Security and Censorship

The principal pieces of PRC legislation concerning information security and censorship are:

●	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010) and related Implementing Rules (2014);
●	The Law of the People’s Republic of China Regarding Anti-spy (2014);
●	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);
●	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

Administrative Measure for the Security Protection of International Connections to Computer Information Networks (1997, as amended in 2011);

●	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000); and
●	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000, as amended in 2009).

These pieces of legislation specifically prohibit the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets, as follows:

●	“A breach of public security” includes a breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens or illegal or criminal activities.
●	“Socially destabilizing content” includes any action that incites defiance or violation of Chinese laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; spreads feudal superstition; involves obscenities, pornography, gambling, violence, murder, or horrific acts; or instigates criminal acts.

●	“State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

Under the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them provide regular updates to the local public security bureau regarding information security and censorship systems for their Websites. In this regard, on October 1, 2004, the Administrative Rules on the Filing of Commercial Websites, or the Commercial Websites Filing Rules, were promulgated by the Beijing Administration of Industry and Commerce (the “Beijing AIC”), to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AIC on September 1, 2000. The Commercial Websites Filing Rules state that operators of commercial Websites must comply with the following requirements:

●	filing with the Beijing AIC and obtain electronic registration marks for the Websites;
●	placing the registration marks on the Websites’ homepages; and
●	registering the Website names with the Beijing AIC.

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

Internet Content and Anti-Pornography

The PRC government has promulgated measures relating to Internet content through a number of governmental authorities, including the MIIT, the MOC, the SAPPRFT and the the Ministry of Public Security. These measures specifically prohibit certain Internet activities, including the operation of online games, which results in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

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

Laws and Regulations Related to Unfair Competition

Pursuant to the Anti-Unfair Competition Law, which took effect in 1993 and was amended in 2017 and 2019, a business operator is prohibited from any of the following unfair activities:

●	copying and using the registered trademarks of others;
●	using the same or similar names, packages or decorations of well-known brand name products so as to mislead buyers;
●	using the names of other enterprises without authorization so as to mislead buyers; and
●	forging identification marks, marks indicating good quality and other marks on commodities or falsifying the place of origin or using other false indicators to mislead people with regard to quality.

In addition, the Supreme People’s Court promulgated an Interpretation on Several Issues Relating to the Application of the Law in Civil Trials for Unfair Competition Cases, which became effective as of February 1, 2007 and was amended on December 29, 2020. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators and maintain orderly market competition.

Regulation of M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAMR, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (the “AML”), which became effective on August 1, 2008, and prohibits certain monopolistic acts that result in or could result in the elimination or restriction of competition. After the promulgation of the AML, the State Council as well as various PRC governmental authorities, including the State Administration for Market Regulation, promulgated a series of regulations interpreting and enforcing the AML. Under the AML, monopolistic agreements, abuse of a dominant market position, and business combinations resulting in excessive concentration are considered to be monopolistic acts that result in or could result in the elimination or restriction of competition.

Pursuant to the AML, a business operator that possesses a dominant position in a relevant market is prohibited from abusing its dominant market position through (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with its trading counterparties; (iv) without justifiable reasons, allowing trading counterparties to make transactions exclusively with itself or with business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions on transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among its trading counterparties who are on an equal footing; (vii) other acts determined to be abuse of dominant market position by the relevant governmental authorities. If a business operator that possesses a dominant market position in a relevant market is deemed to be abusing its dominant position, the SAMR and other competent PRC governmental authorities, may, at their discretion, order the business operator to cease the illegal acts, confiscate any illegal gains, and impose a fine of 1% to 10% of the business operator’s revenues for the preceding financial year.

In addition, pursuant to the AML and related regulations, a proposed business combination is required to be reported to the anti-monopoly governmental authority by the parties involved prior to its implementation, if the following thresholds, among others, are met:

(i)	the combined worldwide turnover of all of the parties involved exceeds RMB10.0 billion (or approximately US$1.4 billion) in the preceding financial year, and the nationwide turnover within the PRC of each of at least two of the parties involved exceeds RMB400.0 million (or approximately US$58.0 million) in the preceding financial year; or
(ii)	the combined nationwide turnover within the PRC of all the parties involved exceeds RMB2.0 billion (or approximately US$289.8 million) in the preceding financial year, and the nationwide turnover within the PRC of each of at least two of the parties involved exceeds RMB400.0 million (or approximately US$58.0 million) in the preceding financial year.

“Business Combinations” means any of the following: (i) merger of businesses; (ii) acquisition of control over another business by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another business by contract or by any other means. Under the AML and other related regulations, transactions satisfying the thresholds for mandatory notification are not allowed to be implemented without the parties obtaining approval from the anti-monopoly governmental authority. In case of any non-compliance with the notification and approval requirement, the anti-monopoly governmental authority may order the parties involved to cease the transactions, dispose of shares or assets, transfer one of the combined businesses by no later than a specified time, or take any other measures necessary to restore the status quo as of before the business combination. A fine of up to RMB0.5 million (or approximately US$72,452) may also be imposed by the anti-monopoly governmental authority. Furthermore, the parties to the proposed transactions are subject to liability for any loss suffered by an individual or entity or individual as a result of the business combination.

On February 7, 2021, the SAMR issued the Anti-Monopoly Guidelines for the Platform Economy Sector, which purport to prevent monopolistic practices in the Internet platform sector of the economy. The Anti-Monopoly Guidelines for the Platform Economy Sector specify that any business combination involving VIEs is subject to anti-monopoly review. The Anti-Monopoly Guidelines for the Platform Economy Sector are indications of the State Council's and the SAMR's focus on strengthening anti-monopoly law enforcement and supervision of internet platform operators.

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

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, which was promulgated in April 1986 and amended in October 2000 and October 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, which was promulgated in October 1990 and amended in April 2001 and February 2014. On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law (the “Foreign Investment Law”), which took effect on January 1, 2020. The Foreign Investment Law abolished the Foreign Investment Enterprise Law effective January 1, 2020. Foreign holding companies established in accordance with the Foreign Investment Enterprise Law before the effectiveness of the Foreign Investment Law may retain their original legal status and form under PRC law for five years following the effectiveness of the Foreign Investment Law. The State Council is expected to issue implementation measures regarding the Foreign Investment Law, but as of date of this annual report no such implementation measures have been issued.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the Corporate Income Tax Law, which became effective on January 1, 2008 and was amended in 2017 and in 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as "resident" for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Corporate Income Tax Law issued by the State Council, which were last amended on April 23, 2019. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

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

Pursuant to the Employment Contract Law, written employment contracts that were entered into prior to the implementation of the Employment Contract Law and are in effect as of the date of its implementation will remain in effect. Where an employment relationship was established prior to the implementation of the Employment Contract Law but no written employment contract was entered into, a written contract must be entered into within one month after the implementation of the Employment Contract Law.

On September 18, 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which came into effect immediately. These regulations interpret and supplement the provisions of the Employment Contract Law.

In accordance with the Employment Contract Law, an employer shall control the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. An employer that is in violation thereof shall be ordered to make correction by the labor administrative department. Where no correction is made by the prescribed deadline, the employer shall be fined of not less than RMB5,000 but not more than RMB10,000 per dispatched worker involved. On January 24, 2014, the Ministry of Human Resources and Social Security issued the Interim Provisions on Labor Dispatching, which became effective on March 1, 2014. The Interim Provisions on Labor Dispatching provides that the number of dispatched workers used by an Employer shall not exceed 10% of the total number of its employees.

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

Organizational Structure

As of February 26, 2021, Sohu, our ultimate parent company and controlling shareholder; Tencent; and our directors and executive officers together have shareholdings in us giving them approximately 98.0% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares, due to the additional voting power of the Class B Ordinary Shares held by Sohu and Tencent. Sohu, through its ownership of Class B Ordinary Shares and a voting agreement with Tencent Holdings Limited, has the right to appoint a majority of our Board of Directors. Sohu and Tencent together, through their ownership of our Class B Ordinary Shares, have the power to decide all matters that are put to a vote of our shareholders.

As of the date of the filing of this annual report, the following are our significant wholly-owned subsidiaries:

●	Sogou (BVI) Limited, or Sogou BVI, incorporated in the British Virgin Islands on December 23, 2005.
●	Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, incorporated in the PRC on February 8, 2006.
●	Sogou Hong Kong Limited, or Sogou HK, incorporated in Hong Kong on December 12, 2007.
●	Vast Creation Advertising Media Services Limited, or Vast Creation, a Hong Kong Company ac quired by us on November 30, 2011.
●	Beijing Sogou Network Technology Co., Ltd., or Sogou Network, incorporated in the PRC on March 29, 2012.
●	Sogou Technology Hong Kong Limited, or Sogou Technology HK, incorporated in Hong Kong on August 25, 2015.
●	Sogou (Shantou) Internet Microcredit Co., Ltd., or Sogou Microcredit, incorporated in the PRC on November 22, 2017.
●	Sogou (Hangzhou) Intelligent Technology Co., Ltd., or Sogou Hangzhou, incorporated in the PRC on April 28, 2018.
●	Shantou Ying Zhong Bai Fu Financing Guarantee Co.,Ltd., or Sogou Financing Guarantee, incorporated in the PRC on July 24, 2019.

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

The following is a summary of our significant VIEs:

●	Sogou Information

Beijing Sogou Information Service Co., Ltd., or Sogou Information, was incorporated in December 2005. As of December 31, 2020, Beijing Century High-Tech Investment Co., Ltd., a Sohu Group Company, and Shenzhen Tencent Computer System Co., Ltd., a Tencent group entity, and Xiaochuan Wang, held 45%, 45%, and 10% equity interests, respectively, in this entity.

●	Shi Ji Si Su

Beijing Shi Ji Si Su Technology Co., Ltd., or Shi Ji Si Su, was acquired in April 2015 for nominal consideration. As of December 31, 2020, Sogou Information held 100% of the equity interest in this entity.

●	Chengdu Easypay

Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, was incorporated in January 2015. As of December 31, 2020, Sogou Information held 100% of the equity interest in this entity.

●	Consolidated Trust

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

The following is a summary of the VIE agreements currently in effect:

●	Loan and share pledge agreements between Sogou Technology and the shareholders of Sogou Information. The loan agreement provides for a loan to Xiaochuan Wang, who holds 10% of the equity interest in Sogou Information, used by him to make contributions to the registered capital of Sogou Information in exchange for his equity interest in Sogou Information. The loan is interest free and is repayable on demand, but Mr. Wang may repay the loan only by transferring to Sogou Technology his equity interest in Sogou Information. Under the pledge agreement, all of the shareholders of Sogou Information pledge their equity interests to Sogou Technology to secure the performance of their obligations under certain of the VIE agreements. If any shareholder of Sogou Information breaches any of his or its obligations under any VIE agreements, Sogou Technology is entitled to exercise its rights as the beneficiary under the share pledge agreement. The share pledge agreement terminates only after all of the obligations of the shareholders under the various VIE agreements are no longer in effect.
●	Equity interest purchase rights agreement between Sogou Technology, Sogou Information, and the shareholders of Sogou Information. Pursuant to this agreement, Sogou Technology and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at the lowest purchase price permissible under PRC law.
●	Business operation agreement among Sogou Technology, Sogou Information and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information in their capacity as such and of Sogou Information. The agreement has a term of ten years and is renewable at the request of Sogou Technology.
●	Powers of attorney executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of ten years that is extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.
●	Technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of ten years and is renewable at the request of Sogou Technology.

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

We are an innovator in search and a leader in China’s Internet industry. Our Sogou Search is the second largest search engine in China by mobile queries, according to iResearch, and we are the fourth largest Internet company in China based on MAU in December 2020, according to iResearch. Our differentiated search services, our industry-leading Sogou Input Method, the robust ecosystem we have built and shared with Tencent and other strategic partners, and significant breakthroughs in AI uniquely position us to capture opportunities in China’s search and Internet industry.

We strengthened Sogou Search’s content and service ecosystem during 2020. On the content front, we are committed to building a more efficient and knowledgeable search platform that provides high-quality content, particularly in healthcare search and intelligent Q&A. On the services front, we enhanced our offerings and continued to explore opportunities in AI healthcare. With the ongoing integration of AI technology, Sogou Search continued to evolve into an engine that offers valuable knowledge.

In addition, we have built and share a robust ecosystem with Tencent and other strategic partners. We deliver differentiated content to our users, including search access to the vast content from Tencent’s Weixin/WeChat Official Accounts. Sogou Search is the default search engine for a range of Tencent products that offer general search functions. Sogou Search also continues to be the preferred third-party search engine on Weixin/WeChat to access Internet content outside Weixin/WeChat. We intend to extend this partnership until 2023 as part of the overall framework agreement that Sogou and Tencent entered into in September 2018.

Sogou Input Method is the largest Chinese language input software by both mobile and PC MAUs in December 2020, according to iResearch, and is the first cloud-based Chinese language input software. Sogou Mobile Keyboard is the third largest mobile app in China in December 2020, according to iResearch, and is China’s largest and most popular voice recognition app, based on our internal data. In December 2020, Sogou Mobile Keyboard had 473 million mobile DAUs, and processed up to 941 million daily voice requests. Sogou Mobile Keyboard interfaces with virtually all applications that involve Chinese language input, generating massive and high-quality data that is critical to our big data capabilities. Sogou Mobile Keyboard has the ability to anticipate users’ search intentions in real-time and allows users to search directly with Sogou Search through its embedded search function, generating a significant portion of our organic search traffic. It also provides targeted recommendations to address users’ variety of needs for information discovery while they are typing. Thanks to a number of product innovations, Sogou Mobile Keyboard continues to evolve from a utility software to an AI-enabled communication assistant.

We have been dedicated to the upgrade of our Smart Hardware business by better leveraging Sogou’s AI capabilities. Our major product lines include Sogou AI, our voice-enabled hardware products that are empowered by AI technology, and Teemo, our smart hardware products for children. In 2020, we launched a variety of upgraded products to the market.

We are at the forefront of AI development with a clear roadmap. Focusing on natural interaction and knowledge computing, we have become a leader in language-centered AI capabilities, including speech, computer vision, machine translation, dialogue, and Q&A. In addition to empowering our core Search, Mobile Keyboard, and Smart Hardware businesses, we also integrated the technologies into industry-leading solutions, including AI-powered Vocational Avatars and Simultaneous Interpretation, and expanded their use into multiple sectors. Our proven AI capabilities will facilitate our launch of more disruptive products and services, such as VPAs, to serve users anytime, anywhere.

Our revenues were US$1.124 billion, US$1.172 billion and US$924.7 million, respectively, for the years ended December 31, 2018, 2019 and 2020. We generate revenues primarily from search and search-related advertising services, which represented 90.6% of our total revenues in the year ended December 31, 2020.

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

Trends in China’s online search industry

Growth in the online search market in China slowed in 2020. Although there has been increased demand for industry-specific online search in key verticals such as education, e-commerce, online games, financial services, and healthcare, advertisers have been increasingly allocating more of their advertising budgets toward other online advertising platforms, such as short videos and feeds. Growth in the online search market has also been negatively impacted by the already high penetration of mobile devices and slower growth of mobile search traffic. Search engines in China have been adapting to such trends by focusing on building search content ecosystems and integrating more AI capabilities to improve the quality of search services, and leveraging their organic channels on mobile devices for user acquisition. Competition for mobile traffic acquisition has further moderated, which has decelerated earlier trends toward higher traffic acquisition costs. We intend to continue to attempt to mitigate the risk from competition for mobile traffic acquisition by increasingly focusing on organic channels to generate traffic growth.

The online search industry has been and may in the future be affected by changes in the macroeconomic and regulatory environment in China. For example, the COVID-19 pandemic has had a significant adverse impact on China’s economic growth for the full year of 2020. According to statistics from the National Bureau of Statistics of China, China’s GDP grew by only 2.3% in 2020, compared to growth of 6.0% in 2019, demonstrating the pressure COVID-19 put on China’s economy. As a result, the online advertising industry, particularly search advertising, faced great challenges during 2020, as the pandemic dampened the overall advertising sentiment and the business operations of SMEs. Another factor likely to continue affecting growth is regulatory headwinds in the Internet sector, which tighten up scrutiny of advertising content and advertiser qualifications in general. This has also had and may continue to have a negative impact on the online search industry.

Impact of pending going-private transaction with Tencent

On September 29, 2020, we and Tencent entered into the Sogou Merger Agreement in connection with the Sogou Merger, and Sohu and Tencent entered into the Tencent/Sohu Sogou Share Purchase Agreement in connection with the Tencent/Sohu Sogou Share Purchase. The consummation of the Tencent/Sohu Sogou Share Purchase and the Sogou Merger are subject to the possibility that they will not occur as planned if events arise that result in the termination of the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement, or if one or more of the various closing conditions to the Tencent/Sohu Sogou Share Purchase and the Sohu Merger, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law, are not satisfied or waived. In addition, the Sogou Merger Agreement imposes restrictions on the conduct of our business prior to the completion of the Sogou Merger. As a result, the pending transactions have had an adverse effect on our relationships with our customers, suppliers, and other third-party service providers and business partners, which may continue until the consummation of the Sogou Merger, if it is completed as planned. For example, our search and search-related revenues for the three months ended September 30, 2020 decreased by 33.2% year-over-year, primarily as a result of uncertainties on the part of certain advertisers with respect to our business strategies and policies following our announcement of the proposed going-private transaction.

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

Ability to broaden user acquisition channels

Through 2020 we actively expanded our user acquisition channels for mobile products and, in particular, increasingly tapped into the potential of our organic assets, including search app, mobile browser, and mobile keyboard. We continued our partnerships with mobile device manufacturers to ensure the prevalence of our search engine in mobile browsers pre-installed by mobile device manufacturers, which serve as major traffic acquisition channels for search engine service providers. Our decision to voluntarily adjust our traffic acquisition strategy, leveraging organic traffic and reducing our reliance on external channels, allowed us to manage traffic acquisition costs well. We intend to continue to attempt to mitigate the risk from competition for mobile traffic acquisition by increasingly focusing on organic channels to generate traffic growth.

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

Search and search-related advertising services consist primarily of auction-based pay-for-click services, for which we charge advertisers on a per click basis when users click on the advertisers’ promotional links displayed on our search result pages and other Internet properties and third parties’ Internet properties. Revenues generated from our auction-based pay-for-click services accounted for 83.8%, 88.1% and 86.8%, respectively, of the total revenues derived from our search and search-related advertising services in 2018, 2019 and 2020.

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

Research and Development Expenses

Research and development expenses consist primarily of salary and benefits expenses and share-based compensation for our research and development personnel; costs associated with the use of facilities for research and development purposes; and fees for outsourced technical services associated with our product development.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses; salary and benefits expenses and share-based compensation for personnel engaged in sales and marketing. Advertising and promotional expenses generally represent the expenses incurred for promoting our products and services and our brand.

General and Administrative Expenses

General and administrative expenses consist primarily of professional service fees, salary and benefits expenses and share-based compensation for employees involved in general corporate operations, and allowances for credit losses.

Taxation

PRC

PRC Corporate Income Tax

The PRC Corporate Income Tax Law including its implementing regulations, or the CIT Law, generally applies an income tax rate of 25% to all enterprises incorporated in the PRC, including foreign-invested enterprises, such as our PRC subsidiaries, and domestic companies,such as our VIEs, but grants preferential tax treatment to “High and New Technology Enterprises,” or HNTEs, qualified Software Enterprises, and “Key National Software Enterprises,” or KNSEs.

HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Sogou Technology, Sogou Information, and Sogou Network qualified as HNTEs for the years ended December 31, 2018, 2019 and 2020 and will need to re-apply for HNTE qualification in 2023 (Sogou Technology), 2021 (Sogou Information), and 2022 (Sogou Network).

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualified as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises are subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status. Sogou Technology qualified in 2018 for the preferential income tax rate of 10% for 2017.

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

PRC Value-Added Tax

Since April 1, 2019, we have been subject to VAT at a rate of 6% or 13%; for the period from May 1, 2018 to March 31, 2019, we were subject to VAT at a rate of 6% or 16%; and before May 1, 2018, we were subject to VAT at a rate of 6% or 17%, in each case depending on the type of service or product offered.

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

The following table summarizes our historical results of operations for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	1,023,132	1,073,173	837,432
Other revenues	101,026	99,079	87,232
Total revenues	1,124,158	1,172,252	924,664
Cost of revenues (1)	693,470	738,454	734,075
Gross profit	430,688	433,798	190,589
Operating expenses:
Research and development (1)	201,739	190,402	197,176
Sales and marketing (1)	146,194	138,291	103,154
General and administrative (1)	38,072	40,670	30,418
Total operating expenses	386,005	369,363	330,748
Operating income/(loss)	44,683	64,435	(140,159)
Interest income	8,037	4,443	2,807
Foreign currency exchange gain/(loss)	5,725	1,849	(7,767)
Other income, net	41,489	21,126	38,633
Income/(loss) before income tax expenses	99,934	91,853	(106,486)
Income tax expenses	1,153	2,748	2,346
Net income/(loss)	98,781	89,105	(108,832)
Less: Net loss attributable to non-controlling interest shareholders	—	—	(611)
Net income/(loss) attributable to Sogou Inc.	98,781	89,105	(108,221)

(1) Share-based compensation expense included in:

Cost of revenues	669	473	180
Research and development	10,313	10,697	6,280
Sales and marketing	1,327	3,726	1,555
General and administrative	1,895	1,005	920
	14,204	15,901	8,935

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues were US$1.172 billion and US$924.7 million, respectively, for the years ended December 31, 2019 and 2020, representing a year-over-year decrease of 21.1%.

The following table sets forth the relative percentage of our revenues in 2019 and 2020 generated from search and search-related advertising services and from other business.

	For the Year Ended December 31
		% of		% of
	2019	Revenues	2020	Revenues

	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	1,073,173	91.5%	837,432	90.6%
Other revenues	99,079	8.5%	87,232	9.4%
Total revenues	1,172,252	100.0%	924,664	100.0%

Revenues generated from our search and search-related advertising services were US$1.073 billion and US$837.4 million, respectively, for the years ended December 31, 2019 and 2020, representing a year-over-year decrease of 22.0%. The decrease in our search and search-related advertising revenues resulted primarily from a decrease in revenues generated from our auction-based pay-for-click services, which accounted for 88.1% and 86.8%, respectively, of our search and search-related advertising revenues in 2019 and 2020. The decline in revenues from auction-based pay-for-click services resulted primarily from a decrease in ARPA, offset by an increase in the number of our advertisers. The ARPA for auction-based pay-for-click services was US$5,403 and US$3,971, respectively, for the years ended December 31, 2019 and 2020, representing a year-over-year decrease of 26.5%. The decrease was due to prolonged impact from the pandemic that dampened the overall advertising sentiment and the business operations of SMEs, and uncertainties among certain advertisers with respect to our business policies as a result of the previously-announced proposal by Tencent to take Sogou private, as well as controlled traffic acquisition activity. The number of our auction-based pay-for-click advertisers was approximately 175,000 and 183,000, respectively, for the years ended December 31, 2019 and 2020, representing a year-over-year increase of 4.6%. Revenues generated from our mobile auction-based pay-for-click services accounted for 92.4% and 93.0%, respectively, of our total auction-based pay-for-click revenues for the years ended December 31, 2019 and 2020.

Other revenues were US$99.1 million and US$87.2 million, respectively, for the years ended December 31, 2019 and 2020, representing a year-over-year decrease of 12.0%. The decrease in other revenues was primarily attributable to a decrease in IVAS revenues.

Cost of Revenues

Our overall cost of revenues was US$734.1 million in 2020, nearly flat compared with cost of revenues of US$738.5 million in 2019. We incurred traffic acquisition costs of approximately US$562.2 million and US$578.5 million, respectively, in 2019 and 2020, representing a year-over-year increase of 2.9%.

Gross Profit

Gross profit decreased from US$433.8 million in 2019 to US$190.6 million in 2020, representing a year-over-year decrease of 56.1%. Gross margins were 37.0% and 20.6%, respectively, for the years ended December 31, 2019 and 2020.

Operating Expenses

The following table summarizes the components of our operating expenses for 2019 and 2020:

	For the Year Ended December 31,
		% of		% of
	2019	Revenues	2020	Revenues

	(US$ in thousands)
Operating expenses:
Research and development	190,402	16.2%	197,176	21.3%
Sales and marketing	138,291	11.8%	103,154	11.2%
General and administrative	40,670	3.5%	30,418	3.3%
Total operating expenses	369,363	31.5%	330,748	35.8%

Research and Development Expenses

Our research and development expenses increased from US$190.4 million in 2019 to US$197.2 million in 2020, representing a year-over-year increase of 3.6%. The increase was primarily attributable to an increase in salary and benefits expenses for our research and development staff.

Sales and Marketing Expenses

Our sales and marketing expenses decreased from US$138.3 million in 2019 to US$103.2 million in 2020, representing a year-over-year decrease of 25.4%. The decrease was mainly attributable to decreased marketing and promotional spending.

General and Administrative Expenses

Our general and administrative expenses decreased from US$40.7 million in 2019 to US$30.4 million in 2020, representing a year-over-year decrease of 25.2%. The decrease was primarily due to a decrease in allowances for credit losses.

Other Income, Net

Other income, net, increased from US$21.1 million in 2019 to US$38.6 million in 2020. The increase was primarily due to an impairment loss recognized in 2019 for long-term investments.

Income Tax Expenses

Our income tax expenses decreased from US$2.7 million in 2019 to US$2.3 million in 2020.

Net Income/(loss)

As a result of the foregoing, we had net income of US$89.1 million and a net loss of US$108.8 million, respectively, for 2019 and 2020.

Net loss attributable to non-controlling interest shareholders

Our net loss attributable to non-controlling interest shareholders was nil and $0.6 million, respectively, for 2019 and 2020.

Net income/(loss) attributable to Sogou Inc.

We had net income attributable to Sogou Inc. of US$89.1 million and a net loss attributable to Sogou Inc. of $108.2 million, respectively, for 2019 and 2020.

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

	For the Year Ended December 31
		% of		% of
	2018	Revenues	2019	Revenues

	(US$ in thousands)
Revenues:
Search and search-related advertising revenues	1,023,132	91.0%	1,073,173	91.5%
Other revenues	101,026	9.0%	99,079	8.5%
Total revenues	1,124,158	100.0%	1,172,252	100.0%

Revenues generated from our search and search-related advertising services were US$1.023 billion and US$1.073 billion, respectively, for the years ended December 31, 2018 and 2019, representing a year-over-year increase of 4.9%. The increase in our search and search-related advertising revenues resulted primarily from an increase in revenues generated from our auction-based pay-for-click services, which accounted for 83.8% and 88.1%, respectively, of our search and search-related advertising revenues in 2018 and 2019. The growth in revenues from auction-based pay-for-click services resulted primarily from an increase in the number of our advertisers, offset by a decrease in ARPA. The number of our auction-based pay-for-click advertisers was approximately 139,000 and 175,000, respectively, for the years ended December 31, 2018 and 2019, representing a year-over-year increase of 25.9%. The ARPA for auction-based pay-for-click services was US$6,168 and US$5,403, respectively, for the years ended December 31, 2018 and 2019, representing a year-over-year decrease of 12.4%. Revenues generated from our mobile auction-based pay-for-click services accounted for 88.2% and 92.4%, respectively, of our total auction-based pay-for-click revenues for the years ended December 31, 2018 and 2019.

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

Operating Expenses

The following table summarizes the components of our operating expenses for 2018 and 2019:

	For the Year Ended December 31,
		% of		% of
	2018	Revenues	2019	Revenues

	(US$ in thousands)
Operating expenses:
Research and development	201,739	17.9%	190,402	16.2%
Sales and marketing	146,194	13.0%	138,291	11.8%
General and administrative	38,072	3.4%	40,670	3.5%
Total operating expenses	386,005	34.3%	369,363	31.5%

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

General and Administrative Expenses

Our general and administrative expenses increased from US$38.1 million in 2018 to US$40.7 million in 2019, representing a year-over-year increase of 6.8%. The increase was primarily due to an increase in allowances for credit losses and an increase in professional fees.

Other Income, Net

Other income, net decreased from US$41.5 million in 2018 to US$21.1 million in 2019. The decrease was primarily due to gains recognized in 2018 from long-term equity investments under a new accounting standard (ASC 321), as well as impairment loss recognized in 2019 for long-term investments.

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

Consolidation of VIEs

Our VIE Sogou Information is owned by our Chief Executive Officer, a VIE of Sohu, and a Tencent group entity, which act as our nominee shareholders, and our other VIEs are subsidiaries of Sogou Information. For our consolidated VIEs, our management made evaluation of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with Sogou Information. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that we are the primary beneficiary of our consolidated VIEs. We do not have any VIEs that are not consolidated in our financial statements.

Recognition of Revenues

On January 1, 2018, we adopted ASC 606, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605. The adoption did not have a material impact on our retained earnings as of January 1, 2018 and our financial statements as of and for the year ended December 31, 2018.

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

For the years ended December 31, 2018, 2019 and 2020, because of the adoption of ASC 606, we estimated the fair value of advertising services received in barter transactions and recognized US$21.8 million, US$15.7 million and US$14.3 million, respectively, in revenues, with a corresponding increase in cost of revenues and sales and marketing expenses. The adoption of ASC 606 did not have a material impact on our consolidated balance sheets, consolidated statements of cash flows, or consolidated statements of changes in equity as of and for the years ended December 31, 2018, 2019 and 2020.

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

	For the Year Ended
	December 31,
	2018	2019	2020

	(US$ in thousands)
Search and search-related advertising revenues	1,023,132	1,073,173	837,432
Other revenues	101,026	99,079	87,232
Total	1,124,158	1,172,252	924,664

Search and Search-related Advertising Revenues

We procure a majority of our search and search-related advertisers through advertising agencies. Discounts, rebates, and other cash payments provided to the advertising agencies and advertisers not in exchange for distinct goods or services are accounted for as a reduction of revenues.

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

Our online advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. We are the principal in such arrangements because our promise to advertisers is to provide the advertising services ourselves rather than arrange for the advertising services to be provided by third parties on their Internet properties. Payments made to operators of third-party Internet properties are included in traffic acquisition costs.

Other Revenues

Other revenues consist of IVAS revenues, which are mainly from our operation of Web games and mobile games developed by third parties, as well as revenues from other products and services, including smart hardware products and online lending and microcredit services.Other revenues are generally recognized when our performance obligations under the applicable agreements have been satisfied, except for interest revenues from our online lending and microcredit services, which are recognized using the effective interest method.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment.

Receipts in advance relate to unsatisfied performance obligations at the end of the year and consist of cash payments received in advance from customers. The unused cash balances remaining in customers’ accounts are recorded as our liability. Due to the generally short-term duration of our contracts, the majority of the performance obligations are satisfied in one year. The amount of revenue recognized that was included in receipts in advance balance at the beginning of the year was US$62.2 million and US$65.0 million for the years ended December 31, 2019 and 2020, respectively.

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

Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which we can exercise significant influence but do not own a majority equity interest or have control, the equity method is applied. For entities over which we do not have significant influence, with the adoption of ASC 321 effective as of January 1, 2018, these investments should generally be measured at fair value, with gains or losses resulting from changes in fair value recognized in earnings. Based on ASC 321, an entity may elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying values due to re-measurement based on observable price changes of the equity investments in current earnings. As of December 31, 2020, all of our equity investments were accounted as equity investments without readily determinable fair values.

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

Share-Based Compensation Expense

Share-based compensation expense arises from share-based awards, including share options for the purchase of our ordinary shares, granted by us to our management and other key employees.

In determining the fair value of share options granted, a binomial option-pricing model (the “BP Model”) is applied. The determination of the fair value is affected by the fair value of the ordinary shares underlying the options as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. The fair values of the ordinary shares are determined based on the trading price of our ADSs in the public market.

Share-based compensation expense for share options granted to our employees was measured based on their grant-date fair values. In circumstances where the service inception date precedes the grant date, share-based compensation expense is measured beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related options. For options with only a service requirement, share-based compensation expense was recognized on an accelerated basis over the requisite service period. For options with both a service requirement and a performance target, share-based compensation expense was recognized over the estimated period during which the service period requirement and performance target will be met. For options where vesting was subject to an initial public offering, share-based compensation expense was recognized on an accelerated basis over the requisite service period after the completion of our initial public offering on November 13, 2017. The number of share-based awards for which the service was not expected to be rendered over the requisite period was estimated, and the related compensation expense was not recorded for the number of awards so estimated.

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

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, short-term investments, and cash flows generated from our operations. Our cash and cash equivalents consist of cash, demand deposits, time deposits with original maturities of three months or less, and highly-liquid investments that are readily convertible to known amounts of cash.

As of December 31, 2020, we had cash, cash equivalents, restricted cash, and short-term investments of US$1.085 billion. Of our cash, cash equivalents, restricted cash, and short-term investments, 49.0% were held in nineteen financial institutions in mainland China, 27.6% were held in four financial institutions in Hong Kong, and 23.4% were held in one financial institution in Macau. Our VIEs held US$27.6 million of our cash and cash equivalents, restricted cash and short-term investments, and US$1.057 billion was held outside of our VIEs.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities over the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended
	December 31,
	2018	2019	2020

	(US$ in thousands)
Net cash provided by/(used in) operating activities	144,958	219,510	(68,256)
Net cash (used in)/provided by investing activities	(650,797)	(217,551)	235,376
Net cash provided by/(used in) financing activities	1	(33,414)	(8,150)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,194)	(5,886)	3,399
Net (decrease)/increase in cash, cash equivalents and restricted cash	(509,032)	(37,341)	162,369
Cash, cash equivalents and restricted cash at beginning of the year	694,207	185,175	147,834
Cash, cash equivalents and restricted cash at end of the year	185,175	147,834	310,203

Operating Activities

For the year ended December 31, 2020, US$68.3 million net cash used in operating activities consisted primarily of our net loss of US$108.8 million, adjusted by the add back of non-cash items consisting of US$55.0 million in depreciation and amortization expense, and US$8.9 million of share-based compensation expense; offset by a US$34.2 million decrease in cash due to changes in working capital.

For the year ended December 31, 2019, US$219.5 million net cash provided by operating activities consisted primarily of our net income of US$89.1 million, adjusted by the add back of non-cash items consisting of US$65.4 million in depreciation and amortization expense, a US$21.6 million increase in cash due to changes in working capital, and US$15.9 million of share-based compensation expense.

For the year ended December 31, 2018, US$145.0 million net cash provided by operating activities consisted primarily of our net income of US$98.8 million, adjusted by the add back of non-cash items consisting of US$61.9 million in depreciation and amortization expense, US$14.2 million of share-based compensation expense; offset by non-cash items of US$18.0 million in gains from re-measurement of long-term equity investments, a US$16.8 million increase in working capital as a result of growth in our revenues.

Investing Activities

For the year ended December 31, 2020, US$235.4 million net cash provided by investing activities consisted primarily of US$2.228 billion in proceeds from short-term investments, which consist of time deposits and financial instruments issued by banks, and US$113.5 million from collection of financing receivables; offset by US$1.991 billion for purchase of short-term investments, US$93.6 million for investments in financing receivables, US$15.9 million for fixed asset purchases, and US$10.0 million for purchase of long-term investments.

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

Financing Activities

For the year ended December 31, 2020, US$8.2 million net cash used in financing activities consisting primarily of US$8.3 million used for the repurchase of Class A Ordinary Shares represented by ADSs.

For the year ended December 31, 2019, US$33.4 million net cash used in financing activities consisting primarily of US$42.0 million used for the repurchase of Class A Ordinary Shares represented by ADSs, offset by US$8.6 million proceeds received by the consolidated Trust from third-party funder.

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

The ability of Sogou Inc. and our other offshore entities to receive dividends and distributions from our China-based subsidiaries and VIEs, and the amount of cash available for distribution to, and use by, Sogou Inc., are subject to certain restrictions and limitations related to PRC law and our subsidiary and VIE structure. See “Liquidity and Capital Resources—PRC Restrictions Related to Our VIE Structure.” We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

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

PRC Restrictions Related to Our VIE Structure

Part of our operations are conducted through our VIEs, which generate a portion of our revenues and hold certain cash balances. As our VIE Sogou Information and its subsidiaries (which are also our VIEs) are not owned by Sogou Technology, Sogou Information is not able to make dividend payments to Sogou Technology. Therefore, in order for Sogou Inc. or our subsidiaries outside of China to receive any dividends originating from our VIEs, we will need to rely on payments made by Sogou Information to Sogou Technology pursuant to a services contract between them. Depending on the nature of services provided by Sogou Technology to Sogou Information, certain of these payments will subject to PRC taxes, such as VAT, that will effectively reduce the amount that Sogou Technology receives from Sogou Information. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, consisting primarily of servers, Internet network equipment, and leasehold improvements. Our expenditures for purchase of fixed assets of US$75.8 million, US$30.1 million and US$15.9 million, respectively, in 2018, 2019 and 2020 were mainly to support increases in our user traffic and new products and services.

Contractual Obligations and Commercial Commitments

As of December 31, 2020, we had contractual obligation and commercial commitments, relating to operating lease obligations, bandwidth purchase, content and service purchase, and other obligations, as follows:

		Operating
	Bandwidth	Lease	Fixed Assets
	Purchases	Obligations	Purchases	Others	Total

	(US$ in thousands)
2021	28,503	15,629	5,007	2,614	51,753
2022	—	10,735	—	—	10,735
2023	—	64	—	—	64
2024	—	—	—	—	—
2025	—	—	—	—	—
Thereafter	—	—	—	—	—
Total	28,503	26,428	5,007	2,614	62,552

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

Impact of Recently Issued Accounting Standards

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We do not expect to adopt ASU 2020-01 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. We do not expect to adopt ASU 2019-12 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, China.

Directors and Executive
Officers	Age	Position
Charles (Chaoyang) Zhang	56	Chairman of the Board of Directors
Xiaochuan Wang	42	Director and Chief Executive Officer
Yu Yin	44	Director
Joanna (Yanfeng) Lu	50	Director
Hongtao Yang	41	Chief Technology Officer
Tao Hong	43	Chief Marketing Officer
Fion (Wenjuan) Zhou (1)	36	Chief Financial Officer
Bin Gao (2)	58	Independent Director
Janice Lee (2)	50	Independent Director
Jinmei He (2)	51	Independent Director
(1)	Mr. Joe (Yi) Zhou resigned as our Chief Financial Officer, effective June 30, 2020. Our Board of Directors appointed Ms. Fion Zhou as our Chief Financial Officer, effective July 7, 2020.
(2)	A member of the audit committee of our Board of Directors.

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

Tao Hong has served as our Chief Marketing Officer since 2016. Prior to this, Mr. Hong worked as the general manager of our marketing department. Mr. Hong joined Sogou in 2005. Mr. Hong received a Bachelor’s degree in electronic engineering from Tsinghua University.

Fion Zhou has served as our Chief Financial Officer since July 7, 2020. Prior to joining Sogou, Ms. Zhou served as CFO of Yidian Zixun, China’s leading mobile news aggregator, where she led financial operations, strategic investment, capital raising, and internal controls. Previously, Ms. Zhou was a finance director of Alibaba Group (NYSE: BABA) and also held senior finance roles at Viadeo S.A. and Concord Medical (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian. She received a Bachelor’s degree in Financial Management from the University of International Business and Economics and an Executive MBA from HEC Paris. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

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

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NYSE Listed Company Manual. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its Board of Directors to have a majority of independent directors and independent compensation and corporate governance/nominating committees. Because more than 50% of the voting power in the election of directors of our company is held by Sohu, we qualify as a controlled company under the NYSE Listed Company Manual and avail ourselves of the controlled company exception provided under those rules. In the event that we are no longer a controlled company, a majority of our Board of Directors will be required to be independent and it will be necessary for us to have compensation and corporate governance/nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company, unless we invoke the home country exception to such requirement available to foreign private issuers, such as us, under the NYSE Listed Company Manual.

Audit Committee

Our audit committee consists of Bin Gao, Janice Lee, and Jinmei He. Our Board of Directors has determined that each of Mr. Gao, Ms. Lee and Ms. He satisfies the independence requirements of Rule 10A-3 under the Exchange Act, and Section 303A of the NYSE Listed Company Manual. In addition, our Board of Directors has determined that Bin Gao meets the criteria of an audit committee financial expert as set forth in the applicable SEC rules and has accounting or related financial management expertise as set forth in the NYSE Listed Company Manual. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our Board of Directors, and will be posted on our website at www.sogou.com. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in the NYSE Listed Company Manual;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing major issues as to the adequacy of our internal control over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and
●	meeting separately and periodically with management and the independent auditors.

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

The functions and powers of our Board of Directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;

●	appointing attorneys for our company;
●	selecting senior management such as managing directors and executive directors;
●	providing employee benefits and pension;
●	managing our company’s finances and bank accounts;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders meetings or under our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Terms of Directors and Officers

Our directors hold office for such term as our shareholders may determine or, in the absence of such determination, in accordance with the Amended and Restated Articles of Association and until their successors are elected or appointed or their office is otherwise vacated. A director may be removed by ordinary resolution passed by a majority of our shareholders or by way of consent of a majority of the directors then in office before the expiration of such director’s term, in accordance with the Amended and Restated Articles of Association. Officers are elected by and serve at the discretion of the Board of Directors. Sohu, Tencent, and we have entered into a Voting Agreement that, subject to certain exceptions, gives Sohu the power to appoint a majority of our Board of Directors and for Tencent to appoint two directors. See “Related Party Transactions—Voting Agreement between Sohu and Tencent.”

Employment Agreements with Executive Officers

All of our executive officers have entered into our standard employment agreements and standard confidentiality and non-competition agreements. See “Business—Employees.”

Share Incentive Plans

2010 Share Incentive Plan

We adopted a share incentive plan in October 2010 (as amended from time to time, with the last amendment taking effect on August 22, 2014, the “2010 Share Incentive Plan”) to provide incentives to our management and employees and to management and employees of our parents, subsidiaries, and VIEs. The maximum number of Class A Ordinary Shares issuable under the 2010 Share Incentive Plan is 41,500,000. The 2010 Share Incentive Plan expired on October 19, 2020, and is no longer available for granting new share-based awards. As of February 26, 2021, there were options outstanding under the 2010 Share Incentive Plan exercisable for the purchase of an aggregate of 3,462,691 Class A Ordinary Shares. The maximum term of any share incentive award granted under the 2010 Share Incentive Plan is ten years from the grant date.

2017 Share Incentive Plan

We also adopted a share incentive plan in October 2017 (the “2017 Share Incentive Plan”). The maximum number of Class A Ordinary Shares issuable under the 2017 Share Incentive Plan is 28,000,000. Share incentive awards may be granted under the 2017 Share Incentive Plan to our management and employees and to management and employees of any of our present or future parents or subsidiaries. The maximum term of any share incentive award granted under the 2017 Share Incentive Plan is ten years from the grant date.

Plan Administration. Our compensation committee, or our Board of Directors in the absence of such a committee, administers the 2017 Share Incentive Plan. The compensation committee or the Board of Directors, as appropriate, determines the terms and conditions of our awards under the 2017 Share Incentive Plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2017 Share Incentive Plan.

●	Options. Options provide for the right to purchase our Class A Ordinary Shares at a specified exercise price subject to vesting according to a vesting schedule determined by our board or our compensation committee and provided in an award agreement.
●	Restricted Shares. A restricted share award is the sale of Class A Ordinary Shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.
●	Restricted Share Units. Restricted share units represent the right to receive our Class A Ordinary Shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of Class A Ordinary Shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class A Ordinary Shares.

Award Document. Awards granted under the 2017 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by our Board of Directors or compensation committee in its sole discretion.

Termination of the Share Incentive Plans. Our Board of Directors may amend, suspend, or terminate the 2017 Share Incentive Plan at any time; provided, however, that our Board of Directors must first seek the approval of the participants in the 2017 Share Incentive Plan if such amendment, suspension, or termination would adversely affect the rights of participants with respect to any of their existing awards. Without further action by our Board of Directors, the 2017 Share Incentive Plan will terminate in October 2027.

As of February 26, 2021, there were options outstanding under the 2017 Share Incentive Plan exercisable for the purchase of an aggregate of 949,458 Class A Ordinary Shares.

Compensation of Directors and Executive Officers

During the year ended December 31, 2020, we paid an aggregate of US$2,220,460 in cash compensation to our executive officers, and we did not grant any options or other equity incentive awards to our directors or our executive officers. None of our directors have service contracts that provide for benefits upon termination of employment.

Grants of Shares and Options to Directors and Executive Officers

The following table summarizes, as of February 26, 2021, outstanding share options and Class A Ordinary Shares beneficially held by our directors and executive officers that were granted under our 2010 Share Incentive Plan or our 2017 Share Incentive Plan:

	Class A Ordinary
	Shares underlying
	outstanding options
	and Class A
Directors and Executive	Ordinary Shares		Exercise	Date of	Expiration
Officers	subject to vesting		Price	Grant	Date
Xiaochuan Wang	1,440,000	(1)	US$0.625	1/31/2013	N/A
Hongtao Yang	459,000	(2)	Nominal	6/15/2013	N/A
Tao Hong	800,000	(3)	Nominal	4/26/2020	4/25/2030
Fion Zhou	300,000	(4)	Nominal	7/7/2020	7/6/2030
(1)	Consists of Class A Ordinary Shares beneficially held by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options granted under the 2010 Share Incentive Plan. Such Class A Ordinary Shares are subject to vesting upon the fourth anniversary of the completion of our initial public offering.

(2)	Consists of Class A Ordinary Shares beneficially held by Mr. Yang that were issued upon Mr. Yang’s early exercise of share options granted under the 2010 Share Incentive Plan that carried a nominal exercise price. Such Class A Ordinary Shares are subject to vesting upon Mr. Yang’s achievement, as determined by our Chief Executive Officer, of certain annual performance milestones for 2020 or any subsequent calendar year.
(3)	Consists of options granted under the 2010 Share Incentive Plan to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in four installments upon Mr. Hong’s achievement, as determined by our Chief Executive Officer, of certain annual performance milestones for 2020 or any subsequent calendar year.
(4)	Consists of options granted under the 2010 Share Incentive Plan to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in four installments upon Ms. Zhou’s achievement, as determined by our Chief Executive Officer, of certain annual performance milestones for 2020 or any subsequent calendar year.

Employees

As of December 31, 2020, we had approximately 2,544 employees. We also engaged independent contractors to support our research and development, product development, and sales and marketing departments, and had approximately 184 such independent contractors on average during the 2020 fiscal year. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7. Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 26, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

			Percentage of
			Class A
		Class B	Ordinary Shares	Percentage
	Class A Ordinary	Ordinary	and Class B	of Total Voting
	Shares (1)(2)	Shares (1)	Ordinary Shares	Power
Directors and Executive Officers:
Charles Zhang (3)	24,686,863	—	6.4%	0.9%
Xiaochuan Wang (4)	21,526,400	—	5.6%	0.7%
Yu Yin	—	—	—	—
Joanna Lu	*	—	*	*
Hongtao Yang	*	—	*	*
Tao Hong	*	—	*	*
Fion Zhou	—	—	—	—
Bin Gao	—	—	—	—
Janice Lee	—	—	—	—
Jinmei He	—	—	—	—
All directors and executive officers as a group	49,017,576	—	12.6%	1.7%
Principal Shareholders:
Sohu (5)	3,717,250	127,200,000	33.8%	44.0%
Tencent (6)	—	151,557,875	39.1%	52.3%
Charles Zhang (3)	24,686,863	—	6.4%	0.9%

*	Less than 1% of our total outstanding voting securities.
(1)	Includes the number of ordinary shares and percentage ownership represented by ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. The number of ordinary shares beneficially owned by a person or entity includes ordinary shares subject to vesting that will vest, and/or vested share options exercisable for the purchase of our ordinary shares, within 60 days of the date of this annual report Ordinary shares issuable upon exercise of such vested share options are deemed outstanding for the purpose of computing the percentage of outstanding ordinary shares owned by that person or entity. Such ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. In addition, such ordinary shares issuable upon such vesting are not deemed outstanding for the purpose of computing the percentage ownership of all directors and executive officers as a group.
(2)	Includes an aggregate of 1,899,000 Class A Ordinary Shares beneficially owned by certain of our executive officers that are considered outstanding for legal purposes and are subject to forfeiture if vesting conditions are not met, but are treated as treasury stock for accounting purposes.
(3)	Consists of 24,686,863 Class A Ordinary Shares held of record by Photon Group Limited. Dr. Zhang is one of the directors of Photon Group Limited and may be deemed to beneficially own such 24,686,863 Class A Ordinary Shares. The business address of Photon Group Limited is c/o Level 18, Sohu.com Media Plaza, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Dr. Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
(4)	Includes (i) 20,086,400 Class A Ordinary Shares, of which 2,326,400 Class A Ordinary Shares are represented by 2,326,400 ADSs, held by Winsor Glory Limited, a British Virgin Islands company beneficially owned by Mr. Wang, and (ii) 1,440,000 Class A Ordinary Shares held through a British Virgin Islands trust of which Mr. Wang is the beneficiary, that are subject to vesting upon the fourth anniversary of the completion of our initial public offering. The business address of Winsor Glory Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Sohu is our controlling shareholder. Consists of shares held by Sohu through an indirect wholly-owned subsidiary, Sohu.com (Search) Limited. The 3,717,250 Class A Ordinary Shares are held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards. The 127,200,000 Class B Ordinary Shares are held by Sohu for its own account. In addition to the share ownership disclosed in the above table, Sohu may be deemed to have beneficial ownership attributable to (i) shared voting power with respect to 45,578,896 Class B Ordinary Shares held by Tencent as a result of the voting agreement between Sohu and Tencent, and (ii) shared voting power with respect to 48,046,176 Class A Ordinary Shares beneficially owned by members of our management as a result of the voting agreement dated September 16, 2013 among Sohu, Photon Group Limited, and members of our management. Through its ownership of Class B Ordinary Shares and the voting agreement with Tencent, Sohu will have the right to appoint a majority of our Board of Directors. See “Related Party Transactions—Voting Agreement between Sohu and Tencent.” The business address of Sohu.com (Search) Limited is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.
(6)	Consists of shares held by Tencent through a wholly-owned subsidiary, THL A21 Limited. The business address of THL A21 Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. In addition to the share ownership disclosed in the above table, as a result of the voting agreement between Sohu and Tencent, Tencent may be deemed to have beneficial ownership attributable to shared voting power with respect to the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu.

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

Due to the additional voting power of the Class B Ordinary Shares held by Sohu and Tencent, as of February 26, 2021, Sohu holds approximately 33.8% of the total of our outstanding Class A and Class B Ordinary Shares and controls approximately 44.0% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; Tencent has an indirect shareholding of approximately 39.1% of the total of our outstanding Class A and Class B Ordinary Shares and control approximately 52.3% of the total voting power of the combined total of our outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together have the power to decide all matters that may be brought to a vote of our shareholders.

The Voting Agreement and our Amended and Restated Articles of Association also specify that for so long as Sohu or Tencent holds not less than 15% of our issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent as the case may be) will be required (1) to amend our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, (2) to make material changes in our principal lines of business, (3) to issue any additional Class B Ordinary Shares, (4) to create any new class or series of shares that is pari passu with or senior to the Class A Ordinary Shares, (5) for us to approve a liquidation, dissolution or winding up of us, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of our assets, or (6) for us to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. Of these corporate actions that are subject to consent of Sohu or Tencent (as applicable), shareholder approval is required under the Cayman Islands Companies Act for any amendment of our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, any winding-up of Sogou Inc., or any merger or consolidation with a third-party entity. The Voting Agreement and our Amended and Restated Articles of Association further provide that if our shareholders have voted in favor of any of these actions requiring the approval of our shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of our shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement and our Amended and Restated Articles of Association, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if our other shareholders approve it.

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

Business Collaboration with Tencent

Under our business collaboration arrangements with Tencent, Sogou Search is the default search engine on various Tencent products that provide general search offerings, such as the Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. We are entitled to retain all revenues that we generate from searches conducted on daohang.qq.com and hao.qq.com through our search engine. We are responsible for the design and operation of the PC Web directories daohang.qq.com and hao.qq.com, bear all costs of their operation, and are required to include an agreed-upon minimum amount of advertisement placements of links for use by Tencent on these home pages, free of charge. Tencent has also agreed that for its other products that offer general search functions, Sogou Search will be offered as the default general search engine to users of such products until September 2023. Our arrangements with Tencent regarding qq.com, the PC Web directories daohang.qq.com and hao.qq.com, the Mobile QQ Browser, and any other Tencent products that offer general search do not prohibit Tencent’s users from choosing general search engines of our competitors. In addition, we and Tencent have agreed to continue from September 2020 until September 2021 our initiative, which was started in October 2017, for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat, that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period if Sogou Search meets certain requirements for user experience, and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not harm the user experience.

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

Tencent has agreed to make the content of Tencent’s Weixin Official Accounts accessible to our users through our search services, free of charge. We are not permitted, however, to collect, retrieve, or otherwise use any content of Tencent’s Weixin Official Accounts using search spider programs or other third-party channels. The collaboration period under our agreement with Tencent regarding Weixin Official Accounts expires in February 2022.

For the three years ended December 31, 2018, 2019 and 2020, we recognized revenues of US$21.2 million, US$15.7 million and US$14.3 million, respectively; and total costs and expenses of US$108.5 million, US$86.9 million and US$85.7 million, respectively, under these business collaboration arrangements with Tencent.

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

As of December 31, 2018, 2019 and 2020, we had US$0.1 million, US$0.1 million and US$18.8 million, respectively, due to Sohu and its subsidiaries and VIEs.

As of December 31, 2018, 2019 and 2020, we had US$2.2 million, US$2.1 million and US$2.8 million, respectively, due from Sohu and its subsidiaries and VIEs.

As of December 31, 2018, 2019 and 2020, we had US$38.3 million, US$22.5 million and US$17.7 million, respectively, due to Tencent.

As of December 31, 2018, 2019 and 2020, we had US$2.7 million, US$3.0 million and US$2.7 million, respectively, due from Tencent.

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

ITEM 9. THE OFFER AND LISTING

Our ADSs are listed on the NYSE under the symbol “SOGO.” Trading in our ADSs commenced on November 9, 2017.

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

Differences in Corporate Law—Mergers and Similar Arrangements

The Cayman Islands Companies Act is modeled after similar laws in the United Kingdom but does not follow recent statutory enactments in the United Kingdom. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company in which the parent company holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest granted by a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless the statutory provisions have not been complied with or there is evidence of fraud.

If an arrangement or reconstruction or takeover offer is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights which apply in some mergers or consolidations.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

Dissolution: Winding-up

Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Cayman Islands Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Islands Companies Act and our Amended and Restated Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. We will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ADSs or Class A Ordinary Shares, nor will gains derived from the disposal of ADSs or Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (as revised) of the Cayman Islands, we have obtained an undertaking from the Clerk of the Cabinet of the Cayman Islands:

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

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks or certain financial institutions;
●	insurance companies;
●	broker dealers;
●	traders that elect to mark to market;

●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding ADSs or Class A Ordinary Shares as part of a straddle, hedging, conversion transaction or other integrated investment;
●	regulated investments companies;
●	persons who acquired ADSs or Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote or 10% or more of the total value of all classes of our shares; or
●	partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A Ordinary Shares through partnerships or other pass-through entities.

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

The discussion below of U.S. federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or Class A Ordinary Shares as capital assets for purposes of U.S. federal income tax law and who is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust (1) whose administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2020 taxable year ended November 30, 2020. Our expectation is based on our operations and the composition of our earnings and assets for the 2020 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure—We depend upon contractual arrangements with our VIE Sogou Information and its shareholders for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of the entities and may be difficult to enforce.” Also, our PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, cannot be determined until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income (such as certain dividends, interest or royalties) (the “income test”), or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Under these rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or Class A Ordinary Shares will be treated as an excess distribution. Under these tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A Ordinary Shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

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

The mark-to-market election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the NYSE, which is a qualified exchange for these purposes, and, consequently, that the mark-to-market election would be available to U.S. holders of our ADSs if and when we are a PFIC.

Another alternative taxation regime which may be available to some U.S. investors in PFICs, known as “qualified electing fund” (“QEF”) treatment, will not be available to U.S. holders of our ADSs or Class A Ordinary Shares. This is because QEF treatment requires the PFIC to supply annually certain information to U.S. holders of ADSs or Class A Ordinary Shares, and we do not intend to supply such information.

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

Certain non-corporate U.S. holders, including individual U.S. holders, may be taxed on dividend payments at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A Ordinary Shares are readily tradable on an established securities market in the U.S., (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed above) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A Ordinary Shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed (as our ADSs are currently) on the NYSE. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A Ordinary Shares in the light of their particular circumstances. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As required under Section 203.01 of the NYSE Listed Company Manual, we will post our annual reports filed with the SEC on our Web site at http://ir.sogou.com. We will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting holder free of charge.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

While our reporting currency is the U.S. dollar, to date almost all of our revenues and costs, a majority of our assets, and almost all of our liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and assets may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for the year ended December 31, 2020 were US$924.7  million and our total assets as of December 31, 2020 were US$1.395 billion, representing revenues of RMB6.033 billion and total assets of RMB9.103 billion at the exchange rate of RMB6.5249 to $1.00 in effect as of December 31, 2020. If the value of the RMB were to depreciate by 10% against the U.S. dollar, the value of the same amount of revenues and total assets in U.S. dollars would be US$840.6 million and US$1.268 billion, respectively.

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

As of December 31, 2020, we had RMB-denominated cash and cash equivalents and short-term investments of RMB2.216 billion and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$722.1 million. Assuming we had converted our US$722.1 million cash and cash equivalents and short-term investments balance into RMB at the exchange rate of RMB6.5249 to US$1.00 in effect as of December 31, 2020, we would have had a total RMB balance for cash and cash equivalents and short-term investments of RMB6.928 billion as of that date. An appreciation of the RMB of 10% against the U.S. dollar as of December 31, 2020 would have caused the total RMB balance for our cash and cash equivalents and short-term investments to be RMB6.457 billion as of that date after such a hypothetical conversion. Conversely, if we had converted our RMB2.216 billion cash and cash equivalents and short-term investments balance into U.S. dollars at the exchange rate of RMB6.5249 to US$1.00 in effect as of December 31, 2020, we would have had a total U.S. dollar balance for cash and cash equivalents and short-term investments of US$1.062 billion as of that date. A depreciation of the RMB of 10% against the U.S. dollar as of December 31, 2020 would have caused us to have a total U.S. dollar balance for our cash and cash equivalents and short-term investments of US$1.031 billion as of that date after such a hypothetical conversion.

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

Inflation Rate Risk

According to the National Bureau of Statistics of China, the consumer price index grew 2.5% in 2020, compared to an increase of 2.9% in 2019. While the rate of inflation for 2020 did not have a significant adverse effect on our business, any additional increases in the future could have an adverse effect on our business.

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

Pursuant to an agreement dated November 8, 2017 between us and the Bank of New York Mellon, the depositary for our ADSs, as of the date of this annual report the depositary has reimbursed us in cash for our expenses, including investor relations expenses, legal fees,accounting fees, the NYSE listing application and listing fees, and related expenses, in an aggregate amount of approximately US$8.7 million, related to the establishment of our American depositary receipt facility.

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

We received net proceeds of approximately US$622.1 million from the offering, after deducting underwriting discounts and commissions of approximately US$32.9 million and other expenses of approximately US$3.3 million. None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. J.P. Morgan, Credit Suisse, Goldman Sachs, and CICC acted as joint book runners for our initial public offering and as the representatives of the underwriters.

As of December 31, 2020, we had used an insignificant amount of the net proceeds of our initial public offering, as the net cash provided by our operations was sufficient to cover our capital needs, including our ADS repurchase program.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and principal financial officer performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined and required under Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our principal executive officer and principal financial officer also concluded that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC's rules and regulations.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Bin Gao meets the criteria of an “audit committee financial expert” as set forth in the applicable SEC rules and has accounting or related financial management expertise as set forth in the NYSE Listed Company Manual. Our Board of Directors has determined that all three members of our audit committee are “independent” under Rule 10A-3 under the Securities Exchange Act of 1934 and the NYSE Listed Company Manual.

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

	For the year ended
	December 31,
	2019	2020
	US$	US$
	(US$ in thousands)
Audit fees (1)	1,116	1,217
Tax fees (2)	44	43
All other fees (3)	49	33
Total	1,209	1,293
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(3)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for other services, such as XBRL services.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before that firm is retained for such services. The pre-approval procedures are as follows:

●	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.
●	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 3, 2019, our Board of Directors authorized a repurchase program of up to US$50 million of outstanding Sogou ADSs over a twelve-month period from August 3, 2019 to August 2, 2020, and authorized our management to purchase ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act and to determine the timing and amount of any purchases of Sogou ADSs based on their evaluation of market conditions, the trading price of Sogou ADSs and other factors. We completed the ADS repurchase program on February 14, 2020. The table below provides information on our repurchases of Sogou ADSs under the ADS repurchase program for the portion of 2020 when the ADS repurchase program was in effect.

Approximate
	Total				Dollar Value of
	Number	Average			ADSs that May
	of ADSs	Price			Yet Be Purchased
	Purchased	Paid Per			Under the Program
2020 Month	Under the Program	ADS*			(in million)
January (from January 2 to January 31)	536,018	US$	4.32	US$	5.9
February (from February 3 to February 14)	1,357,998	US$	4.36		—

*Cost and average price data exclude trading commissions. There may be some variation in figures due to rounding.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Sohu, through its ownership of Class B Ordinary Shares and the Voting Agreement with Tencent, has the power to appoint a majority of our board of directors. As a result, we are a “controlled company” under the NYSE Listed Company Manual. We rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

●	that we have a majority of independent directors on our board;
●	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	for an annual performance evaluation of the nominating/corporate governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. If we are no longer a “controlled company,” we may in the future invoke “home country” exceptions available to foreign private issuers, such as us, under the NYSE Listed Company Manual which are similar to the exemptions for controlled companies, and also include the possibility of additional exceptions from the NYSE Listed Company Manual, such as the requirement that equity-compensation plans be approved by shareholders. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sogou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1 (1)	Seventh Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Registrant
2.1 (2)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2 (1)	Registrant’s Specimen Certificate for Class A ordinary shares
2.3(2)	Deposit Agreement, dated November 8, 2017, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares
4.1 (1)	2010 Share Incentive Plan
4.2 (2)	2017 Share Incentive Plan, as amended and restated
4.3 (1)	English Translation of Form of Employment Agreement with Executive Officers
4.4 (1)	English Translation of Form of Non-Competition Agreement with Executive Officers
4.5 (1)	English Translation of Form of Confidentiality Agreement with Executive Officers
4.6 (1)	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of Sogou Management, as amended as of August 11, 2017
4.7 (1)	Voting Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited
4.8 (1)	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited
4.9 (1)	English Translation of Loan Agreement, dated December 2, 2013, between Sogou Technology and Xiaochuan Wang
4.10 (1)	English Translation of Exclusive Equity Interest Purchase Rights Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information
4.11 (1)	English Translation of Share Pledge Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information
4.12 (1)	English Translation of Power of Attorney, dated December 2, 2013, by the shareholders of Sogou Information in favor of Sogou Technology
4.13 (1)	English Translation of Business Operation Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information
4.14 (1)	English Translation of Exclusive Technology Consulting and Service Agreement, dated September 26, 2010, between Sogou Technology and Sogou Information
4.15 (1)	Form of Indemnification Agreement with the Registrant’s Directors
4.16 (1) †

English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25,2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shenzhen Shi Ji Guang Su Information Technology Co. Ltd.

4.17*	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search, dated February 28, 2021, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.

Exhibit Number	Description of Document
4.18 (1)

English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su information Technology Co., Ltd., and Sohu.com Limited.

4.18A (3)

English Translation of Amendment to Amended and Restated Business Development and Resource Sharing Agreement, dated September 20, 2018, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd., and Sohu.com Limited.

4.18B (4)

English Translation of the Second Supplemental Agreement to the Amended and Restated Business Development and Resource Sharing Agreement, dated October 24, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co. Ltd. and Sohu.com Limited.

4.18C*

English Translation of the Third Supplemental Agreement to the Amended and Restated Business Development and Resource Sharing Agreement, dated February 14, 2021, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co. Ltd. and Sohu.com Limited.

4.19 (4)	English Translation of Sohu.com Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Era Information Technology Co., Ltd. and Sogou Network.
4.20 (4)	English Translation of Sohu.com Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Sogou Information.
4.21 (4)	English Translation of Sohu.com Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Sogou Technology.
4.22 (5)	Agreement and Plan of Merger, dated as of September 29, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and Tencent Mobility Limited.
4.22A (6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 1, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and Tencent Mobility Limited.
8.1*	List of significant subsidiaries and VIEs of the Registrant
11.1 (1)	Code of Ethics and Conduct for Directors, Officers and Employees
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to our Registration Statement on Form F-1(file no. 333-220928) filed with the SEC on October 13, 2017.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on February 28, 2018.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 28, 2019.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 21, 2020.
(5)	Incorporated herein by reference to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 29, 2020.
(6)	Incorporated herein by reference to Amendment No. 1 to Schedule 13E-3 filed by Sogou Inc., Tencent Holdings Limited, THL A21 Limited, TitanSupernova Limited, Tencent Mobility Limited, Sohu.com Limited and Sohu.com (Search) Limited on December 1, 2020.
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

SOGOU INC.

By	/s/ Xiaochuan Wang
Name:	Xiaochuan Wang
Title:	Chief Executive Officer

By	/s/ Fion Zhou
Name:	Fion Zhou
Title:	Chief Financial Officer

Date: March 18, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sogou Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sogou Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020, and as discussed in Notes 2 and 19 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses of the Financing Receivables

As described in Notes 2 and 5 to the consolidated financial statements, as of December 31, 2020, the Company’s financing receivables were US$41.9 million, which are subject to credit losses. The Company adopted the new accounting standard on credit losses on January 1, 2020 using the modified retrospective approach and recorded a US$2.5 million increase to the allowance for credit losses of the Financing Receivables based on the current portfolios of such receivables and forecasts of future macroeconomic conditions. As of December 31, 2020, allowance for credit losses related to financing receivables was US$6.4 million. The allowance for credit losses represents management’s estimate of the lifetime expected credit losses inherent in the finance receivables as of the balance sheet date. For financing receivables that share similar risk characteristics, mainly based on delinquency levels, the estimate of the lifetime expected credit losses is made on a collective assessment basis using measurement models and management judgment.  The significant assumptions used in the process of estimating the allowance for credit losses include portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses of the financing receivables is a critical audit matter are (i) the significant judgments by management in the determination of the expected loss rates for the financing receivables; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s determination of allowance for credit losses of financing receivables, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of allowance for credit losses of the financing receivables. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses; (ii) evaluating the appropriateness of the models and methodology used; (iii) testing the completeness, accuracy and relevance of underlying data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements, and (iv) evaluating the reasonableness of significant assumptions used by management related to portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts. Evaluating management’s assumptions related to the expected loss rates involved evaluating whether the significant assumptions used by management were reasonable considering (i) the historical default rates with the appropriateness of historical period selection, historical credit loss experience and current status of the loans, lifetime recovery information and other relevant data; and (ii) application of macroeconomic forecasts with the consideration of changes in future economics and market environment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions related to the expected credit loss rates.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 18, 2021

We have served as the Company’s auditor since 2017.

SOGOU INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$142,464	$287,185
Restricted cash	5,370	23,018
Short-term investments	995,350	774,618
Accounts receivable and financing receivables, net	131,813	71,186
Prepaid and other current assets	26,888	28,947
Due from related parties	2,837	2,471
Total current assets	1,304,722	1,187,425
Long-term investments, net	63,345	74,004
Fixed assets, net	110,006	76,851
Goodwill	5,534	6,527
Intangible assets, net	1,514	1,226
Deferred tax assets, net	16,306	13,249
Other assets (including due from related parties of US$2,253 and US$3,003, respectively, as of December 31, 2019 and 2020)	20,975	35,850
Total assets	$1,522,402	$1,395,132
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities, or “VIEs”, without recourse to the Company of US$66,186 and US$72,611, respectively, as of December 31, 2019 and 2020)	$111,587	$106,889
Accrued and other short-term liabilities (including accrued and other short-term liabilities of consolidated VIEs without recourse to the Company of US$55,694 and US$39,502, respectively, as of December 31, 2019 and 2020)	150,275	118,442
Receipts in advance (including receipts in advance of consolidated VIEs without recourse to the Company of US$8,981 and US$7,944, respectively, as of December 31, 2019 and 2020)	67,902	64,414
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of US$1,250 and US$1,047, respectively, as of December 31, 2019 and 2020)	24,167	25,350
Taxes payable (including taxes payable of consolidated VIEs without recourse to the Company of US$6,084 and US$2,159, respectively, as of December 31, 2019 and 2020)	76,688	64,082
Due to related parties (including due to related parties of consolidated VIEs without recourse to the Company of US$108 and US$646, respectively, as of December 31, 2019 and 2020)	22,594	27,102
Total current liabilities	453,213	406,279
Long-term liabilities (including long-term liabilities of consolidated VIEs without recourse to the Company of US$1,130 and US$1,023, respectively, as of December 31, 2019 and 2020)	5,686	10,721
Total liabilities	$458,899	$417,000
Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.001 par value, 571,242,125 shares authorized, 124,454,683 and 114,623,841 shares issued, 104,453,265 and 106,934,041 shares outstanding as of December 31, 2019 and 2020)	$119	$112
Class B Ordinary Shares (US$0.001 par value, 278,757,875 shares authorized, issued outstanding as of December 31, 2019 and 2020)	279	279
Additional paid-in capital	945,719	906,236
Treasury stock (US$0.001 par value, 20,001,418 and 7,689,800 shares as of December 31, 2019 and 2020, respectively)	(69,886)	(27,870)
Retained earnings	215,064	103,573
Accumulated other comprehensive loss	(27,792)	(4,198)
Total Sogou Inc. shareholders’ equity	1,063,503	978,132
Total shareholders’ equity	1,063,503	978,132
Total liabilities and shareholders’ equity	$1,522,402	$1,395,132

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands, except for per share data)

	For the Year Ended December 31,
	2018	2019	2020
Revenues:
Search and search-related advertising revenues (including transactions with related parties of US$32,735, US$25,447 and US$25,775, respectively, for 2018, 2019 and 2020)	$1,023,132	$1,073,173	$837,432
Other revenues (including transactions with related parties of US$9,137, US$6,855 and US$2,363, respectively, for 2018, 2019 and 2020)	101,026	99,079	87,232
Total revenues	1,124,158	1,172,252	924,664
Cost of revenues (1) (including transactions with related parties of US$115,993, US$95,320 and US$96,725, respectively, for 2018, 2019 and 2020)	693,470	738,454	734,075
Gross profit	430,688	433,798	190,589
Operating expenses:
Research and development (1) (including transactions with related parties of US$7,635, US$6,967 and US$8,647, respectively, for 2018, 2019 and 2020)	201,739	190,402	197,176
Sales and marketing (1) (including transactions with related parties of US$2,123, US$1,869 and US$1,414, respectively, for 2018, 2019 and 2020)	146,194	138,291	103,154
General and administrative (1) (including transactions with related parties of US$367, US$386 and US$422, respectively, for 2018, 2019 and 2020)	38,072	40,670	30,418
Total operating expenses	386,005	369,363	330,748
Operating income/(loss)	44,683	64,435	(140,159)
Interest income	8,037	4,443	2,807
Foreign currency exchange gain/(loss)	5,725	1,849	(7,767)
Other income, net	41,489	21,126	38,633
Income/(loss) before income tax expenses	99,934	91,853	(106,486)
Income tax expenses	1,153	2,748	2,346
Net income/(loss)	98,781	89,105	(108,832)
Less: Net loss attributable to non-controlling interest shareholders	—	—	(611)
Net income/(loss) attributable to Sogou Inc.	$98,781	$89,105	$(108,221)
Net income/(loss)	98,781	89,105	(108,832)
Other comprehensive (loss)/income, net of nil tax:
Foreign currency translation adjustment	(17,193)	(5,993)	23,594
Comprehensive income/(loss)	$81,588	$83,112	$(85,238)
Net income/(loss) per ordinary share—basic	$0.25	$0.23	$(0.28)
Net income/(loss) per ordinary share—diluted	$0.25	$0.23	$(0.28)

(1) Share-based compensation expense included in:
Cost of revenues	$669	$473	$180
Research and development	10,313	10,697	6,280
Sales and marketing	1,327	3,726	1,555
General and administrative	1,895	1,005	920
	$14,204	$15,901	$8,935

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Year Ended December 31, 2018

(In thousands, except for share data)

						Accumulated
			Additional			Other	Total
	Ordinary Shares		Paid-in	Treasury	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Stock	Earnings	Loss	Equity
Balance as of January 1, 2018	386,838,812	$391	$913,147	$(27,869)	$27,178	$(4,606)	$908,241
Share issuance from exercise of options	4,514,563	5	1,797	—	—	—	1,802
Contribution from Sohu	—	—	670	—	—	—	670
Share-based compensation expense for Sogou share-based awards	—	—	14,116	—	—	—	14,116
Share-based compensation related to Soso search-related businesses employees transferred from Tencent	—	—	88	—	—	—	88
Net income	—	—	—	—	98,781	—	98,781
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(17,193)	(17,193)
Others	—	1	—	(1)	—	—	—
Balance as of December 31, 2018	391,353,375	$397	$929,818	$(27,870)	$125,959	$(21,799)	$1,006,505

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Year Ended December 31, 2019

(In thousands, except for share data)

						Accumulated
			Additional			Other	Total
	Ordinary Shares		Paid-in	Treasury	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Stock	Earnings	Loss	Equity
Balance as of January 1, 2019	391,353,375	$397	$929,818	$(27,870)	$125,959	$(21,799)	$1,006,505
Share issuance from exercise of options	548,383	1	—	—	—	—	1
Share-based compensation expense for Sogou share-based awards	—	—	15,901	—	—	—	15,901
Repurchase of Class A Ordinary Shares, represented by ADSs	(8,690,618)	—	—	(42,016)	—	—	(42,016)
Net income	—	—	—	—	89,105	—	89,105
Other comprehensive loss, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	(5,993)	(5,993)
Balance as of December 31, 2019	383,211,140	$398	$945,719	$(69,886)	$215,064	$(27,792)	$1,063,503

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Year Ended December 31, 2020

(In thousands, except for share data)

						Accumulated
			Additional			Other		Total
	Ordinary Shares		Paid-in	Treasury	Retained	Comprehensive	Non-controlling	Shareholders’
	Shares	Amount	Capital	Stock	Earnings	Loss	Interest	Equity
Balance as of January 1, 2020	383,211,140	$398	$945,719	$(69,886)	$215,064	$(27,792)	$—	$1,063,503
Share issuance from exercise of options	4,374,792	4	1,797	—	—	—	—	1,801
Share-based compensation expense for Sogou share-based awards	—	—	8,935	—	—	—	—	8,935
Repurchase of Class A Ordinary Shares represented by ADSs	(1,894,016)	—	—	(8,302)	—	—	—	(8,302)
Retirement of Class A Ordinary Shares held in treasury stock	—	(11)	(50,307)	50,318	—	—	—	—
Impact of adoption of new accounting standards(Note 5-Accounts Receivable and Financing Receivables, Net)	—	—	—	—	(3,270)	—	—	(3,270)
Acquisition of a partially-held subsidiary	—	—	—	—	—	—	611	611
Net loss	—	—	—	—	(108,221)	—	(611)	(108,832)
Other comprehensive income, net of nil tax: foreign currency translation adjustment	—	—	—	—	—	23,594	—	23,594
Others	—	—	92	—	—	—	—	92
Balance as of December 31, 2020	385,691,916	$391	$906,236	$(27,870)	$103,573	$(4,198)	$—	$978,132

The accompanying notes are an integral part of these consolidated financial statements.

SOGOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2018	2019	2020
Cash flows from operating activities
Net income/(loss)	$98,781	$89,105	$(108,832)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	60,690	64,663	54,207
Amortization	1,251	705	794
Gain on disposal of fixed assets	(882)	(1,209)	(1,092)
Allowance for credit losses	9,119	15,620	3,049
Provision for inventories	2,547	6,060	4,316
Share-based compensation expense	14,204	15,901	8,935
Research and development expenses undertaken by Sohu	670	—	—
Impairment of long-term investment	2,605	10,965	500
Gains from re-measurement of long-term equity investments	(18,013)	—	—
Deferred tax expense/(benefit)	691	(2,732)	4,094
Changes in assets and liabilities:
Accounts receivable	(37,301)	26,948	43,679
Interest on financing receivables	(5,828)	1,778	(455)
Prepaid and other current assets	(41,324)	3,600	762
Due from related parties	(5,634)	(2,076)	8,298
Other assets	(2,613)	(13,908)	(12,739)
Accounts payable	40,777	7,567	(16,373)
Accrued and other short-term liabilities	(4,703)	(6,490)	(38,753)
Receipts in advance	2,920	3,526	(8,244)
Accrued salary and benefits	3,217	(7,796)	17
Taxes payable	6,284	16,962	(16,643)
Due to related parties	17,500	(15,698)	2,326
Long-term liabilities	—	6,019	3,898
Net cash provided by/(used in) operating activities	144,958	219,510	(68,256)
Cash flows from investing activities
Proceeds from disposal of fixed assets	915	1,618	1,411
Purchase of fixed assets	(75,771)	(30,149)	(15,851)
Purchase of intangible assets	(1,294)	(896)	(427)
Purchase of long-term investments	(19,886)	(11,487)	(10,022)
Proceeds from disposal of long-term investments	—	—	3,162
Investment in financing receivables	(98,774)	(257,388)	(93,569)
Collection of financing receivables	59,967	226,086	113,506
Purchase of short-term investments	(1,678,042)	(2,024,533)	(1,990,790)
Proceeds from short-term investments	1,162,088	1,879,198	2,227,956
Net cash (used in)/provided by investing activities	(650,797)	(217,551)	235,376
Cash flows from financing activities
Proceeds from exercise of options	1	1	—
Proceeds received by the Consolidated Trust from a third-party investor	—	8,601	—
Repurchase of Class A Ordinary Shares, represented by ADSs	—	(42,016)	(8,302)
Other proceeds relating to financing activities	—	—	152
Net cash provided by/(used in) financing activities	1	(33,414)	(8,150)
Effect of exchange rate changes on cash and cash equivalents	(3,194)	(5,886)	3,399
Net (decrease)/ increase in cash, cash equivalents, and restricted cash	(509,032)	(37,341)	162,369
Cash, cash equivalents, and restricted cash at beginning of the year	694,207	185,175	147,834
Cash, cash equivalents, and restricted cash at end of the year	$185,175	$147,834	$310,203
Supplemental cash flow disclosure:
Income tax paid	$14,410	$3,335	$4,992
Supplemental schedule of non-cash investing activity:
Fixed assets in accrued liabilities and accounts payable	$1,409	$233	$213
Supplemental schedule of non-cash financing activity:
Contribution from Sohu resulting from waived research and development expense paid by Sohu on behalf of the Sogou Group	$670	$—	$—

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

The Sogou Group also offers Internet value-added services (“IVAS”), primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services, including smart hardware products and online lending and microcredit services, which are collectively referred to as the “other business.”

As of December 31, 2020, the Sogou Group’s principal subsidiaries and VIEs were as follows.

		Place of
	Date of	Incorporation/	Effective
Name of Entity	Incorporation/Acquisition	Acquisition	Interest held
Subsidiaries:
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands (“BVI”)	100%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	The People’s Republic of China (“PRC”)	100%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong Special Administrative Region (“Hong Kong”)	100%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	100%
Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”)	Incorporated on March 29, 2012	PRC	100%
Sogou Technology Hong Kong Limited (“Sogou Technology HK”)	Incorporated on August 25, 2015	Hong Kong	100%
Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”)	Incorporated on November 22, 2017	PRC	100%
Sogou (Hangzhou) Intelligent Technology Co., Ltd. (“Sogou Hangzhou”)	Incorporated on April 28, 2018	PRC	100%
Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd. (“Sogou Financing Guarantee”)	Incorporated on July 24, 2019	PRC	100%
VIEs:
Beijing Sogou Information Service Co., Ltd. (“Sogou Information”)	Incorporated on December 28, 2005	PRC	100%
Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”)	Acquired on April 2, 2015	PRC	100%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	PRC	100%
Consolidated Trust (Note 2(f)—Accounts Receivable and Financing Receivables, Net)	Incorporated on December 2, 2019	PRC	100%

The Company’s principal subsidiaries, Sogou Technology, Sogou Network, Sogou Microcredit, Sogou Hangzhou, and Sogou Financing Guarantee, are wholly foreign-owned enterprises (or “WFOEs”) established in the PRC. The Company’s principal VIEs, which consist of Sogou Information and its principal subsidiaries Shi Ji Si Su and Chengdu Easypay, and the Consolidated Trust, are controlled by Sogou Technology through a series of contractual agreements (see Note 21—VIEs).

2.SIGNIFICANT ACCOUNTING POLICIES

a.Basis of Presentation, Principle of Consolidation and Use of Estimates

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and on a going concern basis.

Principle of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which Sogou is the ultimate primary beneficiary. All significant intra-company balances and transactions within the Sogou Group have been eliminated upon consolidation. See Note 21—VIEs for discussion of the consolidation of the VIEs.

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

b.Functional Currency and Foreign Currency Translation

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

Foreign Currency Translation

The Sogou Group uses the U.S. dollar as its reporting currency. In the consolidated financial statements, the financial information of the Company’s subsidiaries and VIEs in the PRC, which use the RMB as their functional currency, has been translated into U.S. dollars. Assets and liabilities are translated from the functional currency at the exchange rates on the balance sheet date; equity amounts are translated at historical exchange rates; and revenues, expenses, gains, and losses are translated using the average rates in effect during the reporting period. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at period end are recognized in the consolidated statements of comprehensive income/(loss).

c.Cash and Cash Equivalents

Cash and cash equivalents consist of cash, demand deposits, time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash.

d.Short-term Investments

Short-term investments consist of time deposits with original maturities of more than three months and investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, the Sogou Group elected the fair value method at the date of initial recognition and carried these investments at fair value. For both time deposits with original maturities of more than three months and financial instruments with a variable interest rate indexed to performance of underlying assets, fair values are determined based on the pervasive interest rates in the market. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as other income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements (see Note 2(x)—Fair Value of Financial Instruments).

e.Restricted Cash

Restricted cash mainly consists of cash deposited and held in escrow accounts at certain banks as collateral and cash received through a consolidated trust that has not yet been distributed from the consolidated trust (see Note 2(f)—Accounts Receivable and Financing Receivables, Net).

All restricted cash of the Sogou Group as of December 31, 2019 and 2020 are presented on the face of the consolidated balance sheets as “Restricted cash.”

f.Accounts Receivable and Financing Receivables, Net

Accounts Receivable

Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Sogou Group has satisfied its performance obligations and has the unconditional right to payment. The carrying value of accounts receivable is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected.

Financing Receivables

Financing receivables consist primarily of small consumer loans to individual borrowers. The Sogou Group funded such loans either through its own capital or through a trust that was jointly established by the Sogou Group and a third-party investor, and is administered by a third-party trust company. As the trust only invested in loans facilitated by the Sogou Group, the Sogou Group has power to direct the activities of the trust. The Sogou Group also has the obligation to absorb losses and the right to receive benefits from the trust that could potentially be significant to the trust. As a result, the Sogou Group is considered the primary beneficiary of the trust and the trust is considered a consolidated VIE (the “Consolidated Trust”) under ASC 810.

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

Allowance for Credit Losses

Effective on January 1, 2020, the Sogou Group adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach with macroeconomic forecasts referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

The Sogou Group estimates the credit loss of accounts receivable mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Sogou Group's collection trends. The Sogou Group estimates the expected credit loss for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Sogou Group first estimates its recovery period based on relevant historical accounts receivable collection information. Then the Sogou Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors.

The Sogou Group estimates its credit loss of financing receivables collectively, using a pooled basis within applicable credit risk classification levels of the underlying customers, mainly based on delinquency levels. The significant assumptions used in the process of estimating the allowance for credit losses include portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts. The lifetime CECL allowance is measured as the product of the ending balance and two key parameters, the lifetime Probability of Default (“PD”) and Loss Given Default (“LGD”). PD represents the expected probability of payment and time to default of small consumer loans made by Sogou. LGD represents the percentage of the expected balance due at default that is not recoverable. The calibration of PD and LGD starts with the Sogou Group’s historical information, with PD considering vintage, recent performance, and macroeconomic factors and LGD being assessed based on portfolio delinquencies, loss severity, and future recoveries default. The estimated credit losses are further adjusted to incorporate the impact of macroeconomic conditions. To incorporate the impact based on Sogou’s macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD and LGD on a collective basis. Macroeconomic factors used in models include variables such as consumer price index and total retail sales of consumer goods.

Accounts receivable and financing receivables are written off when there is no reasonable expectation of recovery. Allowance for credit losses is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

g.Short-term Receivables and Payables

Prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, receipts in advance and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.

h.Inventory

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

i.Long-term Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which the Sogou Group can exercise significant influence but in which it does not own a majority equity interest or control, the equity method is applied. For entities over which the Sogou Group does not have significant influence, with the adoption of ASC 321 effective as of January 1, 2018, these investments should generally be measured at fair value with gains or losses resulting from changes in fair value recognized in earnings. Based on ASC 321, an entity may elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report in current earnings changes in the carrying value due to re-measurement based on observable price changes of the equity investments. As of December 31, 2020, all of the Sogou Group’s equity investments were accounted as equity investments without readily determinable fair values.

j.Fixed Assets

Fixed assets comprise computer equipment (including servers), leasehold improvements, office furniture, and vehicles. Fixed assets are recorded at cost less accumulated depreciation with no residual value. Depreciation is calculated on a straight-line basis over the estimated useful lives listed below:

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

Gains or losses on the disposal of fixed assets are the difference between the net sale proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of comprehensive income/(loss).

k.Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Sogou Group’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, the Sogou Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Sogou Group chooses to directly apply the quantitative impairment test, which consists of a one-step quantitative impairment test, comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying value, including goodwill, of the reporting unit exceeds the fair value of the reporting unit, goodwill impairment is measured and recognized by the amount by which a reporting unit’s carrying value exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

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

l.Intangible Assets

Intangible assets primarily comprise copyright, computer software, domain names and trademarks and developed technologies. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful
Intangible Assets	Lives (Years)
Copyright	5
Computer software	3
Domain names and trademarks	5 - 10
Developed technologies	3 - 10

m.Impairment of Long-lived Assets

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

n.Treasury Stock

Treasury stock consists of shares repurchased by the Company or that the Company is obligated to repurchase as of the reporting date. Shares included in treasury stock are no longer outstanding. Treasury stock is accounted for under the cost method.

Treasury stock also includes ordinary shares that were issued upon the early exercise of options and transferred to trusts for the benefit of the holders, but remained subject to vesting in accordance with the requirements of the applicable option agreements (See “Option Modification” in Note 14—Share-based Compensation).

o.Revenue Recognition

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

The adoption of ASC 606 mainly resulted in a change to the Sogou Group's accounting policy for advertising-for-advertising barter transactions. Under ASC 605, revenue and expense were recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction was determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction was not determinable, the barter transaction was to be recorded based on the carrying amount of the advertising surrendered, which would likely be zero. ASC 606 has suspended the guidance of ASC 605 and provides that when the contract consideration from a customer is in forms other than cash, the revenue will be measured at the fair value of the noncash consideration, or indirectly measured by reference to the standalone selling price of the goods or services promised to the customer if the fair value of the non-cash consideration cannot be reasonably estimated.

For the years ended December 31, 2018, 2019 and 2020, because of the adoption of ASC 606, the Sogou Group estimated the fair value of the advertising services received in barter transactions and recognized US$21,817, US$15,730 and US$14,327, respectively, in revenues, with corresponding increases in cost of revenues and sales and marketing expenses. The adoption of ASC 606 did not have a material impact on the Sogou Group's consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity for the years ended December 31, 2018, 2019 and 2020.

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

The Sogou Group is principally engaged in offering search and search-related advertising services including pay-for-click services and other online advertising services. The Sogou Group also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services, including smart hardware products, and online lending and microcredit services. The following table presents revenues disaggregated by revenue source, net of value-added tax (“VAT”).

	For the Year Ended
	December 31,
	2018	2019	2020

Search and search-related advertising revenues	$1,023,132	$1,073,173	$837,432
Other revenues	101,026	99,079	87,232
Total	$1,124,158	$1,172,252	$924,664

Search and Search-related Advertising Revenues

The Sogou Group procures a majority of its search and search-related advertisers through advertising agencies. Discounts, rebates, and other cash payments provided to the advertising agencies and advertisers not in exchange for distinct goods or services are accounted for as a reduction of revenues.

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

Receipts in advance relates to unsatisfied performance obligations at the end of the year and consists of cash payments received in advance from customers. The unused cash balances remaining in customers’ accounts are recorded as a liability of the Sogou Group. Due to the generally short-term duration of the Sogou Group’s contracts, the majority of the performance obligations are satisfied in one year. The amounts of revenues recognized that were included in the receipts in advance balances at the beginning of the year were US$62,191 and US$64,968, respectively, for the years ended December 31, 2019 and 2020.

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

p.Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs, bandwidth costs, and server and Internet equipment depreciation associated with the operation of the Sogou Group’s Internet properties; salary and benefits expenses and share-based compensation expense for our staff employed in network operations; and costs related to the other business. Traffic acquisition costs represent the most significant portion of cost of revenues.

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

q.Research and Development Expenses

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

r.Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, and salary and benefits expenses. Advertising and promotional expenses generally represent the expenses incurred for promoting the Sogou Group’s products, services and brand. The Sogou Group recognizes advertising and promotional expenses as incurred. Total advertising and promotional expenses were US$102,098, US$87,035 and US$69,585, respectively, for the years ended December 31, 2018, 2019 and 2020.

s.Leases

The Sogou Group adopted ASU No. 2016-02, Leases (Topic 842), at the beginning of the first quarter of 2019 using the modified retrospective method, and did not restate prior comparable periods. Results and disclosure requirements for reporting periods beginning on and after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Group’s historical accounting under Topic 840. Under the old Topic 840, leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including rent concessions, are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.

The Sogou Group elected the package of practical expedients permitted under the transition guidance, which allowed the Sogou Group to carry forward the historical classification of leases, the assessment of whether an existing or expired contract contains a lease, and the treatment of initial direct costs. The Sogou Group also elected to keep leases with an initial term of twelve months or less off the balance sheet.

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

t.Share-based Compensation Expense

Share-based compensation expense arises from share-based awards, including share options for the purchase of Sogou ordinary shares, granted by the Sogou Group to its management and other key employees.

In determining the fair value of share options granted, a binomial option-pricing model (the “BP Model”) is applied. The determination of the fair value is affected by the fair value of the underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. The fair values of the underlying ordinary shares are determined based on the trading price of the Company’s ADSs in the public market.

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

Before the Sogou Group’s adoption of ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. The Sogou Group applies the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met. After the Sogou Group’s adoption of ASU 2018-07, share-based compensation expense for share options granted to non-employees is recognized in accordance with the requirements of ASC 718 for employee share-based compensation awards.

u.Income Taxes and Uncertain Tax Positions

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

Uncertain Tax Positions

In order to assess uncertain tax positions, the Sogou Group applies a more likely than not threshold and a two-step approach for financial statement recognition and measurement of its tax position. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related litigation processes and appeals, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. Significant judgment is required in evaluating the Sogou Group’s uncertain tax positions and determining its provision for income taxes. The Sogou Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Sogou Group did not have any significant unrecognized uncertain tax positions, and did not recognize any liability for unrecognized tax benefits or any significant interest or penalties associated with such uncertain tax positions.

v.Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive (loss)/income, as presented in the Sogou Group’s consolidated balance sheets, consists of the Sogou Group’s cumulative foreign currency translation adjustment.

w.Net Income per Ordinary Share

Basic net income per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of share options. Potential ordinary shares issuable upon the exercise of share options are accounted for in the computation of diluted net income per ordinary share using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. Potential ordinary shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive.

x.Fair Value of Financial Instruments

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

y.Segment Reporting

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

z.Recently Issued Accounting Pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Sogou Group does not expect to adopt ASU 2020-01 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. The Sogou Group does not expect to adopt ASU 2019-12 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.CONCENTRATION OF RISK

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

As of December 31, 2020, approximately 49% of the Sogou Group’s cash, cash equivalents, restricted cash, and short-term investments were held in nineteen financial institutions in mainland China; approximately 28% of the Sogou Group’s cash, cash equivalents, restricted cash, and short-term investments were held in four financial institutions in Hong Kong; and approximately 23% of the Sogou Group’s cash, cash equivalents, restricted cash, and short-term investments were held in one financial institution in Macau.

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

Management expects that any additional institutions that the Sogou Group uses for its cash, cash equivalents, restricted cash, and short-term investments will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sogou Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2019 and 2020, the Sogou Group held its cash, cash equivalents, restricted cash, and short-term investments in different financial institutions and held no more than approximately 27% and 28% of its total cash, cash equivalents, restricted cash, and short-term investments at any single institution.

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

Accounts Receivable

As of December 31, 2019 and 2020, the Sogou Group’s accounts receivable from its top three customers represented 50% and 87%, respectively, of the Sogou Group’s aggregate accounts receivable balance, and a single customer accounted for 22% and 57%, respectively, of such balance. Management assesses the credit quality of and sets credit limits on the Sogou Group’s customers, taking into account their financial position, the availability of guarantees from third parties, their credit history, and other factors such as current market conditions.

Financing Receivables

Financing receivables consist of the principal amounts of small consumer loans made by the Sogou Group to individual borrowers and related interest accrued on these loans. As of December 31, 2019 and 2020, no borrower accounted for 10% or more of the financing receivables balance. The Sogou Group is subject to credit risks resulting from defaults by borrowers and records an allowance based on its estimated probable losses against its financing receivables. The Sogou Group manages the credit risk of financing receivables by performing credit assessments on its borrowers and ongoing monitoring of the outstanding balances.

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

4.CASH AND CASH EQUIVALENTS

	As of December 31,
	2019	2020
Cash	$34,836	$40,512
Cash equivalents	107,628	246,673
Total	$142,464	$287,185

5.ACCOUNTS RECEIVABLE AND FINANCING RECEIVABLES, NET

The Group adopted ASU 2016-13 using the modified retrospective transition approach and recognized a cumulative-effect adjustment to the opening balance of retained earnings in the consolidated financial statements. Results for reporting periods beginning after January 1, 2020 are presented using the CECL methodology while comparative information continues to be reported in accordance with the incurred loss methodology in effect for prior periods. The following table shows the overall adjustments recognized for each individual line item.

	December 31,	ASU 2016-13	January 1,
Consolidated Balance Sheet (extract)	2019	adjustment	2020
			(Unaudited)
Accounts receivable and financing receivables, net (1)	$131,813	$(3,270)	$128,543
Current assets	1,304,722	(3,270)	1,301,452
Total assets	1,522,402	(3,270)	1,519,132
Shareholders’ equity	1,063,503	(3,270)	1,060,233
Retained earnings	215,064	(3,270)	211,794
Total liabilities and shareholders’ equity	1,522,402	(3,270)	1,519,132

(1) Of the total adjustment of US$3,270, US$2,531 was related to financing receivables.

Accounts receivable and financing receivables, net, as of December 31, 2019 and 2020 consisted of the following:

	As of December 31,
	2019	2020
Accounts receivable	$77,210	$35,975
Financing receivables	66,858	41,911
Less: Allowance for credit losses	(12,255)	(6,700)	(1)
Total	$131,813	$71,186

(1) The allowance for credit losses related to financing receivables was US$6,395.

The following table summarizes the past-due status of the principal of financing receivables as of December 31, 2019 and 2020:

December 31, 2019				Greater than
	1 - 30 Days	31 - 60 Days	61 - 90 Days	90 Days	Total
	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Financing receivables by origination year
2018	$—	$—	$—	$—	$—	$1,744	$1,744
2019	10,606	1,635	1,176	1,709	15,126	49,988	65,114
Total	10,606	1,635	1,176	1,709	15,126	51,732	66,858

December 31, 2020
Financing receivables by origination year
2018	$—	$—	$—	$—	$—	$1,081	$1,081
2019	1	1	2	—	4	182	186
2020	7,037	576	548	501	8,662	31,982	40,644
Total	$7,038	$577	$550	$501	$8,666	$33,245	$41,911

The movement of allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 was as follows:

	For the year ended December 31,
	2018	2019	2020
Beginning balance	$384	$7,511	$12,255
ASU 2016-13 adjustment (1)	—	—	3,270
Provision for credit losses	9,119	15,620	3,049
Write-off	(1,908)	(11,741)	(12,517)
Foreign currency translation adjustment	(84)	865	643
Ending balance	$7,511	$12,255	$6,700

(1) The Sogou Group adopted ASU 2016-13 using the modified retrospective transition approach. The adjustments arising from the new CECL model were recognized in the opening consolidated balance sheet on January 1, 2020.

6.PREPAID AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
Inventories(1)	$4,132	$12,710
Advances to suppliers	4,424	6,155
Deductible input VAT	3,976	3,778
Collaboration deposits	1,175	2,361
Receivables from third party payment service providers	10,748	2,218
Prepaid content and licenses	375	423
Interest receivable from bank deposits with original maturities of three months or less	1,252	322
Employee advances	445	93
Others	361	887
Total	$26,888	$28,947

(1) The inventory balances as of December 31, 2019 and 2020 were offset by provisions for impairment of US$6,756 and US$10,067, respectively.

7.LONG-TERM INVESTMENTS

As of December 31, 2019 and 2020, the aggregate carrying value of all equity investments was US$63,345 and US$74,004, respectively. The Sogou Group’s equity investments mainly consisted of equity interests held by the Sogou Group in Zhihu Technology Limited, a company that engages primarily in the business of operating an online question and answer-based knowledge and information sharing platform.

Impairment losses were recorded at US$2,605, US$10,965 and US$500, respectively, in other income, net, for the years ended December 31, 2018, 2019 and 2020, and a cumulative impairment loss of US$14,300 was recognized as of December 31, 2020. Upward adjustments in accordance with ASC 321 for the years ended December 31, 2018, 2019 and 2020 were US$18,013, nil and nil, respectively.

8.FIXED ASSETS, NET

	As of December 31,
	2019	2020
Computer equipment (including servers)	$281,081	$301,405
Leasehold improvements	13,011	8,532
Office furniture	2,482	2,561
Vehicles	356	301
Fixed assets, gross	296,930	312,799
Less: Accumulated depreciation	(186,924)	(235,948)
Fixed assets, net	$110,006	$76,851

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses were US$60,690, US$64,663 and US$54,207, respectively. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

9.GOODWILL

	As of December 31,
	2019	2020
Beginning balance	$5,625	$5,534
Goodwill associated with an acquisition	—	611
Foreign currency translation adjustment	(91)	382
Ending balance	$5,534	$6,527

No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020. No accumulated goodwill impairment has been provided as of December 31, 2020.

10.INTANGIBLE ASSETS, NET

	As of December 31, 2019
		Accumulated
Items	Cost	Amortization	Net Value
Copyright	$3,161	$(3,161)	$—
Computer software	2,958	(1,563)	1,395
Domain names and trademarks	1,344	(1,314)	30
Developed technologies	573	(573)	—
Others	143	(54)	89
Total	$8,179	$(6,665)	$1,514

	As of December 31, 2020
		Accumulated
Items	Cost	Amortization	Net Value
Copyright	$3,379	$(3,379)	$—
Computer software	2,636	(1,572)	1,064
Domain names and trademarks	1,508	(1,428)	80
Developed technologies	613	(613)	—
Others	154	(72)	82
Total	$8,290	$(7,064)	$1,226

For the years ended December 31, 2018, 2019 and 2020, amortization expenses were US$1,251, US$705 and US$794, respectively. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

As of December 31, 2020, intangible assets amortization expense for future years is expected to be as follows:

Intangible Assets
Amortization Expense
2021	$828
2022	341
2023	35
2024	10
2025	3
Thereafter	9
Total expected amortization expense	$1,226

11.ACCRUED AND OTHER SHORT-TERM LIABILITIES

	As of December 31,
	2019	2020
Accrued advertising and promotion expenses	$51,344	$35,536
Contract deposits from customers	31,399	24,254
Accrued professional fees	19,235	18,708
Payable to a third-party investor in the Consolidated Trust	8,601	9,466
Accrued bandwidth costs	7,532	5,112
Contingent litigation liabilities (See “Litigation” in Note 20—Commitments and Contingencies)	6,476	4,050
Lease liabilities	4,877	4,891
Payable to Web game and mobile game developers	2,209	2,932
Deferred ADS deposit income	3,697	2,462
Payable for government project	1,736	1,845
Accrued content and license fees	2,103	1,342
Early exercise of Sogou share options with trust arrangements (See “Option Modification” in Note 14—Share-based Compensation)	2,702	901
Accrual for fixed assets purchases	274	247
Others	8,090	6,696
Total	$150,275	$118,442

12.FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2019 and 2020:

		Fair Value Measurements at Reporting
		Date Using
			Significant
		Quoted Prices	Other	Significant
	As of	in Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
Items	2019	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$107,628	$—	$107,628	$—
Short-term investments	995,350	—	995,350	—
Total	$1,102,978	$—	$1,102,978	$—

		Fair Value Measurements at Reporting
		Date Using
			Significant
		Quoted Prices	Other	Significant
	As of	in Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
Items	2020	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$246,673	$—	$246,673	$—
Short-term investments	774,618	—	774,618	—
Total	$1,021,291	$—	$1,021,291	$—

Cash Equivalents

The Sogou Group’s cash equivalents consist of demand deposits, time deposits with original maturities of three months or less, and highly-liquid investments that are readily convertible to known amounts of cash. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Sogou Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements.

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

Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as other income, net. To estimate fair value, the Sogou Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Sogou Group classifies the fair value measurements as Level 2 of fair value measurements. The Sogou Group recorded gains resulting from changes in the fair value of short-term investments of US$22,058, US$29,900 and US$24,018, respectively, in other income, net, for the years ended December 31, 2018, 2019 and 2020.

Long-term Investments

Since the adoption of ASC 321 in 2018, all of the Sogou Group’s long-term equity investments are accounted for at cost less impairments, adjusted by observable price changes as these investments do not have readily determinable market values. When observable price changes are identified, with the assistance of a qualified professional appraiser, the Sogou Group uses the back-solve method to re-measure the fair value of the investments and to determine the amount that should be recorded as upward or downward adjustments. The back-solve method requires considering the rights and preferences of each classes of equity and solving for the total equity value that is consistent with a recent transaction of the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility and risk-free rate. The Sogou Group classifies these non-recurring fair value measurement as Level 3 of fair value measurement. The Sogou Group recorded gains resulting from upward adjustment of US$18,013, nil and nil in other income for the years ended December 31, 2018, 2019 and 2020, respectively.

The Sogou Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment loss is to be recognized. These investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income, net, for a particular year. The Sogou Group recognized an impairment loss of US$2,605, US$10,965 and US$500, respectively, for those investments without readily determinable fair values in 2018, 2019 and 2020.

13.TREASURY STOCK

On August 3, 2019, the Company’s board of directors authorized a repurchase program of up to US$50 million of the Company’s outstanding ADSs over a twelve-month period from August 3, 2019 to August 2, 2020. As of December 31, 2020, the Company had repurchased under the program an aggregate of 10,584,634 ADSs, representing 10,584,634 Class A ordinary shares, at an average price of US$4.72 per ADS, or US$4.72 per Class A ordinary share, for aggregate consideration of US$50,318, including trading commissions. The repurchased shares were recorded at their historical cost of US$50,318 and were retired in October 2020. The retirement was accounted for by recognizing a decline of US$11 in Class A ordinary shares and a decline of US$50,307 decline in additional paid-in capital, in the Sogou Group’s consolidated balance sheet.

The treasury stock account also includes 5,520,000 and 1,899,000 Class A ordinary shares that were issued upon the early exercise of options (See “Option Modification” in Note 14—Share-based Compensation), but remained subject to original vesting restrictions both before and after exercise, and remained unvested as of December 31, 2019 and 2020, respectively. Although the Class A Ordinary Shares have been determined to be treasury stock for accounting purposes, they are outstanding for legal purposes, given that the underlying shares were placed in trusts with the original option grantees as beneficiaries.

14.SHARE-BASED COMPENSATION

Sogou 2010 Share Incentive Plan

The Company adopted a share incentive plan on October 20, 2010 and adopted an amendment to the plan effective August 22, 2014 that increased the aggregate number of Sogou Class A Ordinary Shares issuable under the plan to 41,500,000 (as amended to date, the “Sogou 2010 Share Incentive Plan”). Awards of share rights granted under the Sogou 2010 Share Incentive Plan were made to management and other key employees of the Sogou Group and of the parent of the Sogou Group. The Sogou 2010 Share Incentive Plan expired on October 19, 2020 and is no longer available for making new grants. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date.

The options contractually granted under the Sogou 2010 Share Incentive Plan were placed in one of the following three categories:

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
(3)	IPO-based options, which were subject to completion of an IPO and vesting/exercisability in five equal installments, with (i) the first installment vesting upon the expiration of all underwriters’ lockup periods applicable to the Company’s IPO and (ii) each of the four subsequent installments vesting on the first, second, third, and fourth anniversary dates of the completion of the IPO.

A summary of each of the above three categories of options as of December 31, 2020 is presented below (in thousands):

		Granted
		(For Purposes of Share-based
	Contractually Granted	Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	30,912	29,169	28,761	27,772
Service-based options	1,888	1,888	1,410	829
IPO-based options	7,250	7,250	5,810	5,810
Total	40,050	38,307	35,981	34,411

A summary of share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended December 31, 2020 is presented below:

			Weighted
		Weighted	Average
	Number	Average	Remaining	Aggregate
	of Shares	Exercise	Contractual	Intrinsic
	(In thousands)	Price	Life (Years)	Value (1)
Outstanding as of January 1, 2020	7,162	$0.377	4.45
Granted	1,099	0.001
Exercised	(4,233)	0.426
Forfeited/Expired	(132)	0.001
Outstanding as of December 31, 2020	3,896	$0.232	4.38	$30,850
Vested as of December 31, 2020 and expected to vest thereafter	3,395	$0.266	4.46	$26,767
Exercisable as of December 31, 2020	1,570	$0.001	5.77	$12,794

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $8.15 on the last trading day in 2020 and the exercise price of the options.

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expense recognized for share options under the Sogou 2010 Share Incentive Plan was US$12,547, US$13,465 and US$7,374, respectively. As of December 31, 2020, there was US$849 of unrecognized compensation expense related to unvested share options granted under the Sogou 2010 Share Incentive Plan, which is expected to be recognized over a weighted average period of 1.37 years.

For the years ended December 31, 2018, 2019 and 2020, the total fair values of the share options vested on their respective vesting dates were US$28,530, US$11,893 and US$21,251, respectively, and the total intrinsic values of options exercised were US$33,180, US$1,635 and US$23,102, respectively.

The fair value of the share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant with the assistance of a qualified professional appraiser, using the BP Model with the following assumptions used:

	2018	2019	2020
Average risk-free interest rate	3.36% ~ 3.51%	2.60% ~ 2.86%	1.21%~1.66%
Exercise multiple	2	2 ~ 3	2 ~ 3
Expected forfeiture rate (post-vesting)	12%	0% ~ 12%	0%
Weighted average expected option life	9	7	4
Volatility rate	40% ~ 46%	36% ~ 41%	38%~44%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	12.26	4.05	4.48

The Sogou Group estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In the Sogou Group’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. The Sogou Group estimated the forfeiture rate to be 0% for share options granted to management and 12% for share options granted to other key employees. As the Company’s ordinary shares had been publicly traded for only slightly more than three years as of December 31, 2020, the expected volatility at the valuation date was estimated based on the historical volatility of specified comparable companies and Sogou for the periods before the grant dates with length commensurate with the expected term of the options. The Company has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

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
(2)	Service-based options, which vest and become exercisable in four equal installments, with each installment vesting only upon a service period requirement being met.

A summary of the above two categories of options as of December 31, 2020 is presented below (in thousands):

		Granted
		(For Purposes of Share-based
	Contractually Granted	Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	192	55	44	17
Service-based options	994	994	324	173
Total	1,186	1,049	368	190

A summary of share option activity under the Sogou 2017 Share Incentive Plan as of and for the year ended December 31, 2020 is presented below:

			Weighted
		Weighted	Average
	Number	Average	Remaining	Aggregate
	of Shares	Exercise	Contractual	Intrinsic
	(In thousands)	Price	Life (Years)	Value (1)
Outstanding as of January 1, 2020	798	$0.001	8.90
Granted	425	0.001
Exercised	(142)	0.001
Forfeited/Expired	(222)	0.001
Outstanding as of December 31, 2020	859	$0.001	8.51	$7,000
Vested as of December 31, 2020 and expected to vest thereafter	680	$0.001	8.46	$5,541
Exercisable as of December 31, 2020	178	$0.001	7.95	$1,451

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $8.15 on the last trading day in 2020 and the exercise prices of the options.

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expense recognized for share options under the Sogou 2017 Share Incentive Plan was US$1,569, US$2,436 and US$1,561, respectively. As of December 31, 2020, there was US$1,463 of unrecognized compensation expense related to unvested share options granted under the Sogou 2017 Share Incentive Plan, which is expected to be recognized over a weighted average period of 1.74 years.

Share options granted under Sogou 2017 Share Incentive Plan began to vest and become exercisable in 2019. For the years ended December 31, 2019 and 2020, the total fair values of the share options vested on their respective vesting dates were US$723 and US$1,069, respectively, and the total intrinsic values of share options exercised were US$940 and US$1,007, respectively.

The method used to determine the fair value of share options granted under the Sogou 2017 Share Incentive Plan was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the BP Model as presented below.

	2018	2019	2020
Average risk-free interest rate	3.41% ~ 3.95%	2.37% ~ 3.45%	1.20% ~ 2.47%
Exercise multiple	2	2 ~ 3	2 ~ 3
Expected forfeiture rate (post-vesting)	12%	0% ~ 12%	0% ~ 12%
Weighted average expected option life	10	10	9
Volatility rate	40% ~ 46%	41% ~ 42%	39% ~ 42%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	10.09	4.87	4.95

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
(2)	Service-based options, which were granted to members of Sohu’s Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met. As the requisite service was provided by members of Sohu’s Board of Directors to Sohu and not to the Sogou Group, no share-based compensation expense related to these options was recognized in the Sogou Group’s consolidated statements of comprehensive income/(loss).

A summary of the above two categories of options as of December 31, 2020 is presented below (in thousands):

		Granted
		(For Purposes of Share-based
	Contractually Granted	Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	8,290	8,290	8,290	8,290
Service-based options	15	15	15	6
Total	8,305	8,305	8,305	8,296

A summary of share option activity as of and for the year ended December 31, 2020 is presented below:

			Weighted
		Weighted	Average
	Number	Average	Remaining	Aggregate
	of Shares	Exercise	Contractual	Intrinsic
	(In thousands)	Price	Life (Years)	Value (1)
Outstanding as of January 1, 2020	9	$0.001	5.38
Granted	—
Exercised	—
Forfeited/Expired	—
Outstanding as of December 31, 2020	9	$0.001	4.38	$73
Vested as of December 31, 2020 and expected to vest thereafter	9	$0.001	4.38	$73
Exercisable as of December 31, 2020	9	$0.001	4.38	$73

(1) The aggregate intrinsic value in the preceding table represents the difference between the closing price of Sogou Class A Ordinary Shares of $8.15 on the last trading day in 2020 and the exercise price of the options.

As all options granted under the Sohu Management Sogou Share Option Arrangement vested before January 1, 2017, no share-based compensation expense was recognized for the years ended December 31, 2018, 2019 and 2020.

Option Modification

In the first and second quarter of 2013, a portion of the share options granted under the Sogou 2010 Share Incentive Plan and the Sohu Management Sogou Share Option Arrangement were exercised early, and the resulting Sogou ordinary shares were transferred to trusts with the original option grantees as beneficiaries. The trusts will distribute the ordinary shares to those beneficiaries in instalments based on the vesting requirements under the original option agreements. Although these trust arrangements caused a modification of the terms of these share options, the modification was not considered substantive. Accordingly, no incremental fair value related to these ordinary shares resulted from the modification, and the remaining share-based compensation expense for these ordinary shares continued to be recognized over the original remaining vesting period. As of December 31, 2020, 1,899,000 Class A Ordinary Shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan remained unvested in accordance with the vesting requirements under the original option agreements. All of the Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.

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

15.TAXATION

a. PRC Value-added Tax

The Company’s subsidiaries and VIEs in China are subject to VAT.

The Sogou Group’s revenues were subject to VAT at a rate of 6% or 17% for the  period from January 1, 2018 to April 30, 2018; at a rate of 6% or 16% for the period from May 1, 2018 to March 31, 2019; and at a rate of 6% or 13% commencing April 1, 2019, in each case depending on the type of service or product offered.

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

Hong Kong

The Company’s subsidiaries in Hong Kong are subject to income tax at a rate of 16.5% for the years ended December 31, 2018, 2019 and 2020. Hong Kong does not impose a withholding tax on dividends.

PRC

The PRC Corporate Income Tax Law (the “CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to qualified “High and New Technology Enterprises” (“HNTEs”) and “Key National Software Enterprises” (“KNSEs”).

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

Sogou Technology, Sogou Information, and Sogou Network qualified as HNTEs for the years ended December 31, 2018, 2019 and 2020 and will need to re-apply for HNTE qualification in 2023 (Sogou Technology), 2021 (Sogou Information), and 2022 (Sogou Network).

Entities Qualified as Software Enterprises and KNSEs

The CIT Law and its implementing regulations provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualified as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

Sogou Technology performed a self-assessment and filed the required supporting documents and passed the relevant government authorities’ assessment in 2018, and thus was qualified as a KNSE and entitled to a preferential income tax rate of 10% for 2017. As a result, a reversal of income tax of US$3,773 for the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2018.

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

Aggregate undistributed profits of certain of the Company’s subsidiaries and VIEs located in PRC were approximately US$359,177 as of December 31, 2020. The Company does not intend to have any of its subsidiaries and VIEs located in PRC distribute any of their undistributed profits in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries and VIEs for their PRC operations. Accordingly, no withholding tax was recorded as of December 31, 2020. If those profits were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed profits of approximately US$35,918 as of December 31, 2020 if those profits were subject to withholding tax at a rate of 10%.

Composition of Income Tax Expense

All income tax expense for the years ended December 31, 2018, 2019 and 2020 was PRC corporate income tax for PRC entities. The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
Income/(loss) from PRC entities	$73,720	$84,760	$(99,960)
Income/(loss) from non-PRC entities	26,214	7,093	(6,526)
Income/(loss) before income tax expenses	99,934	91,853	(106,486)
Current income tax expense/(benefit)	462	5,480	(1,748)
Deferred tax expense/(benefit)	691	(2,732)	4,094
Income tax expense	$1,153	$2,748	$2,346

Effective Tax Rate

Reconciliation of the PRC CIT tax rate of 25% to the Sogou Group’s effective tax rate for the years of 2018, 2019 and 2020 is as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax differential from statutory rate in other jurisdictions	0.4%	2.6%	(2.6)%
Effect of tax holidays	(5.1)%	(2.3)%	(14.9)%
Permanent book-tax differences (1)	(18.5)%	(25.3)%	25.7%
Tax-exempt income (2)	(7.0)%	(4.6)%	1.1%
Changes in deferred tax asset allowance	6.4%	7.6%	(36.5)%
Effective income tax rate	1.2%	3.0%	(2.2)%

(1) The permanent book-tax differences mainly consisted of R&D expenses super deductions. Under PRC regulations issued in September 2018 that are applicable retroactively beginning January 1, 2018, additional R&D expenses have become eligible for deduction from taxable income.

(2) Tax-exempt income consisted of interest on financial instruments and capital gains from long-term investments. The aforementioned financial instruments and long-term investments were held by the Company’s subsidiaries located in Hong Kong.

The combined effects of the income tax expense exemptions and reductions available to the Sogou Group are as follows:

	For the year ended
	December 31,
	2018	2019	2020
Tax holiday effect	$5,097	$2,113	$(15,851)
Basic income/(loss) per share	$0.01	$0.01	$(0.04)

c. Deferred Tax

As of December 31, 2019 and 2020, the significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax balances were principally related to the following:

	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss carry forwards	$12,788	$49,349
Temporary non-deductible advertising cost carried forward	965	1,008
Accrued expenses	22,810	19,970
Accrued payroll expense	3,229	3,752
Provision for inventory impairment and credit losses of receivables	7,517	7,382
Provision for long-term investments	2,050	3,346
Total deferred tax assets	49,359	84,807
Deferred tax liabilities:
Depreciation of fixed assets	(4,925)	(4,339)
Others	(26)	—
Total deferred tax liabilities	(4,951)	(4,339)
Less: valuation allowance	(28,102)	(67,219)
Deferred tax assets, net	$16,306	$13,249

As of December 31, 2019 and 2020, the Sogou Group made a valuation allowance against its deferred tax assets to the extent that such deferred tax assets were not expected to be realized by each individual entity within the Sogou Group. The Sogou Group evaluated a variety of factors in determining the amount of the valuation allowance, including each individual entity’s operating history and financial forecast.

As of December 31, 2020, the Sogou Group had net operating losses from PRC entities of approximately US$275,768 available to offset against future net profit for income tax purposes. The Sogou Group anticipated that it was more likely than not that these net operating losses would not be utilized based on its estimate of the operating performance of these PRC entities. Therefore, US$49,349 in deferred tax assets generated from net operating losses were offset by a valuation allowance. These net operating losses of entities not qualified as HNTEs are expected to expire during periods between December 31, 2021 and December 31, 2025 and those of entities qualified as HNTEs are expected to expire during periods between December 31, 2021 and December 31, 2030.

The following table sets forth the movement of the valuation allowance for net deferred tax assets for the periods presented:

	For the Year Ended
	December 31,
	2018	2019	2020
Beginning balance	$16,186	$21,484	$28,102
Additions	6,852	8,305	37,882
Reversals	(779)	(1,339)	(709)
Foreign currency translation adjustment	(775)	(348)	1,944
Ending balance	$21,484	$28,102	$67,219

16.CHINA CONTRIBUTION PLAN

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

For the years ended December 31, 2018, 2019 and 2020, the Sogou Group contributed a total of approximately US$40,094, US$39,990 and US$23,235, respectively.

17.NET INCOME PER ORDINARY SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented (in thousands except per share data):

	For the Year Ended
	December 31,
	2018	2019	2020
Numerator:
Net income/(loss) attributable to Sogou Inc.	$98,781	$89,105	$(108,221)
Numerator for net income/(loss) per ordinary share—basic and diluted	$98,781	$89,105	$(108,221)
Denominator
Weighted average number of ordinary shares outstanding—basic	388,731	389,797	385,365
Incremental shares from treasury stock method	7,167	5,436	—
Weighted average number of ordinary shares outstanding—diluted	395,898	395,233	385,365
Net income/(loss) per ordinary share—basic	$0.25	$0.23	$(0.28)
Net income/(loss) per ordinary share—diluted	$0.25	$0.23	$(0.28)

Options for the purchase of 30,000 and 12,500 Class A Ordinary Shares, respectively, were excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2018 and 2019 because of their anti-dilutive effect. The dilutive effects of share options were calculated using the treasury share method. Because of the anti-dilutive effect, none of the options for the purchase of Class A Ordinary Shares was included in the computation of diluted net income per ordinary share for the year ended December 31, 2020.

18.RELATED PARTY TRANSACTIONS

The table below sets forth the significant related parties of the Sogou Group and their relationship to the Sogou Group:

Related Party’s Name	Relationship with the Sogou Group
Sohu	Under common control of Sohu.com Limited with the Sogou Group
Tencent	Holder of Class B Ordinary Shares

The table below sets forth the significant related party transactions of the Sogou Group:

	For the Year Ended
	December 31,
	2018	2019	2020
Transactions with Sohu:
Expenses of research and development undertaken by Sohu	$670	$—	$—
Online marketing activities provided to Sohu	677	311	54
Online marketing activities provided by Sohu	393	191	113
Rental of Sohu.com Internet Plaza paid to Sohu	8,369	8,318	9,763
Others	464	61	59
Transactions with Tencent:
Share-based compensation expense related to Soso search-related businesses employees undertaken by Tencent	88	—	—
Online marketing activities provided to Tencent	40,758	31,943	28,048
Online marketing activities provided by Tencent	108,542	86,902	85,668
Bandwidth services provided by Tencent	4,183	6,364	9,463
Rental paid to Tencent	383	500	594
Others	3,463	2,254	1,582

The Sogou Group provided online marketing services to Sohu and Tencent, and received similar online marketing services from Sohu and Tencent. Related revenues and expenses are measured at the amount of consideration agreed to and paid by the related parties, which approximates amounts charged to third parties.

The table below sets forth the amounts due to related parties:

	As of December 31,
	2019	2020
Due from/to related parties—current
Due from Sohu	$15	$9
Due from Tencent	2,822	2,462
Total	$2,837	$2,471
Due to Sohu	$101	$9,619
Due to Tencent	22,493	17,483
Total	$22,594	$27,102
Due from/to related parties—non current
Due from Sohu	$2,074	$2,812
Due from Tencent	179	191
Total	$2,253	$3,003
Due to Sohu	$—	$9,217
Due to Tencent	715	201
Total	$715	$9,418

The balances due from/to Sohu mainly consist of lease liabilities due to Sohu, lease deposits prepaid to Sohu, and online marketing services provided by or to Sohu.

The balances due from/to Tencent mainly consist of online marketing services provided to or by Tencent and lease obligations due to Tencent.

19.LEASES

The Sogou Group has entered into operating lease agreements, primarily for office space in China, with lease periods expiring between 2021 and 2023. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Sogou Group obtains substantially all of the economic benefit from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Sogou Group’s consolidated balance sheets beginning January 1, 2019. Right-of-use assets are included in due from related parties and other assets, while the current portion of the operating lease liabilities is included in due to related parties and other short-term liabilities and the long term portion is included in long-term liabilities. The Sogou Group has elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

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

Components of operating lease expense were as follows:

	For the Year Ended December 31,
	2019	2020
Operating lease cost	$15,760	$16,724
Short-term lease cost	19	48
Total operating lease cost	$15,779	$16,772

Supplemental cash flow information related to leases is as follows:

	For the Year Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$15,146	$17,221

	For the Year Ended December 31,
	2019	2020
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$11,198	$29,693

The following table presents supplemental balance sheet information related to the operating leases:

	As of December 31,
	2019	2020
Assets:
Operating lease right-of-use assets	$13,333	$28,006
Liabilities:
Current portion of lease liabilities	6,106	15,072
Non-current portion of lease liabilities	5,686	10,721
Total operating lease liabilities	$11,792	$25,793

Maturities of lease liabilities under operating leases as of December 31, 2020 were as follows:

Maturities of lease
liabilities
2021	$15,629
2022	10,735
2023	64
2024	—
2025	—
Thereafter	—
Total future lease payments	26,428
Less: imputed interest	635
Total present value of lease liabilities	25,793

As of December 31, 2020, operating leases recognized in lease liabilities had a weighted average remaining lease term of 1.87 years and a weighted average discount rate of 4.75%.

20.COMMITMENTS AND CONTINGENCIES

Contractual obligations

Operating Commitments

As of December 31, 2020, the Sogou Group had operating commitments related to bandwidth purchase obligations, fixed assets purchases, and miscellaneous items as follows:

	Bandwidth	Fixed Assets
As of December 31,	Purchase	Purchases	Others	Total
2021	$28,503	$5,007	$2,614	$36,124
2022	—	—	—	—
2023	—	—	—	—
2024	—	—	—	—
2025	—	—	—	—
Thereafter	—	—	—	—
Total	$28,503	$5,007	$2,614	$36,124

Litigation

The Sogou Group is a party to various legal proceedings which it considers routine and incidental to its business, and is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou Group or the Sogou Group instituted proceedings or asserted counterclaims against its competitors. For example, there are a number of legal proceedings currently pending between the Sogou Group and affiliates of Baidu, Inc. (“Baidu”) in which the Sogou Group alleges that Baidu’s input method infringes certain of its patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceedings that it has initiated against the Sogou Group that Sogou Input Method infringes certain of its patents, and seeks monetary damages. There is also a lawsuit pending against us in which Shanghai Cishu Publications Ltd. has alleged that the Sogou Group used vocabulary content without permission and seeks monetary damages. In addition, PRC courts decided in Baidu’s favor a case in which Baidu had alleged that certain functions of Sogou Input Method unfairly divert users to the Sogou Group. There are also two putative class action lawsuits that were filed against the Company in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that alleged violations of U.S. securities laws in connection with the Company’s IPO in 2017. Although the plaintiffs’ complaint filed in the United States District Court in New York was found by the court to be without merit, and the lawsuit was dismissed with prejudice, the lawsuit in state court in California remains pending.

The Sogou Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of December 31, 2020, the Sogou Group estimated the range of reasonably possible outcomes and recorded liabilities for the most probable outcome within that range. The Sogou Group also evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Based on the information currently available, management believes that the total liabilities to the Sogou Group that may arise as a result of currently pending legal proceedings are not reasonably likely to have a material adverse effect on the Sogou Group’s business, results of operations, financial condition, and cash flows.

As of December 31, 2019 and 2020, the Sogou Group had recorded estimated liabilities of US$6,476 and US$4,050, respectively, as a component of accrued and other short-term liabilities related to litigation contingencies.

21.VIEs

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

The Sogou Group adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by their primary beneficiary. Management evaluated the relationships between Sogou and its VIEs and the flow of economic benefits under contractual arrangements with its VIE Sogou Information and its shareholders. Sogou Information is the parent company of the Sogou Group’s other VIEs. In connection with such evaluation, management also took into account the fact that, as a result of contractual arrangements with Sogou Information and its shareholders, Sogou controls the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that Sogou is the primary beneficiary of the VIEs consolidated.

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

The following is a summary of the Sogou Group’s principal VIEs:

Basic Information

Sogou Information

Sogou Information was incorporated in December 2005. As of December 31, 2020, the registered capital of Sogou Information was US$2.5 million and the Company’s Chief Executive Officer Xiaochuan Wang, Sohu, and Tencent (collectively the “Nominee Shareholders”) held 10%, 45%, and 45% interests, respectively, in Sogou Information.

Shi Ji Si Su

Shi Ji Si Su was acquired in April 2015 for cash consideration of US$30. As of December 31, 2020, the registered capital of Shi Ji Si Su was US$10.5 million and Sogou Information held 100% of the equity interest in this entity.

Chengdu Easypay

Chengdu Easypay was incorporated in January 2015. As of December 31, 2020, the registered capital of Chengdu Easypay was US$16.3 million and Sogou Information held 100% of the equity interest in this entity.

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

b. Consolidated Trust

As disclosed in Note 2(f) Accounts Receivable and Financing Receivables, Net, the Sogou Group has jointly established the Consolidated Trust with a third-party investor, and the trust is administered by a trust company. As the Consolidated Trust only invests in loans facilitated by the Sogou Group, the Sogou Group has power to direct the activities of the Consolidated Trust. The Sogou Group also has the obligation to absorb losses or the right to receive benefits from the trust that could potentially be significant to the Consolidated Trust. As a result, the Sogou Group is considered the primary beneficiary of the Consolidated Trust and the Consolidated Trust is considered a consolidated VIE under ASC 810.

As of December 31, 2020, the registered capital of the Consolidated Trust was US$2.9 million, and Chengdu Easypay consolidated 100% of the equity interest in the trust.

c. Financial Information

The following table sets forth the assets, liabilities, results of operations, and cash flows of the VIEs, taken as a whole, that were included in the Sogou Group’s consolidated balance sheets, statements of comprehensive income/(loss), and statements of cash flows:

	As of December 31,
	2019	2020
ASSETS
Cash and cash equivalents	$12,209	$6,573
Restricted cash	5,342	20,981
Short-term investments	7,192	—
Accounts receivable and financing receivables, net	72,214	28,397
Prepaid and other current assets	3,942	10,946
Intra-Sogou Group receivable due from the Company and the Company’s subsidiaries	19,765	—
Due from related parties of the Sogou Group	683	—
Total current assets	121,347	66,897
Long-term investments	26,169	37,328
Fixed assets, net	761	1,652
Intangible assets, net	—	5
Goodwill	3,412	4,259
Other assets	1,902	2,870
Total assets	$153,591	$113,011
LIABILITIES
Accounts payable	$66,186	$72,611
Accrued and other short-term liabilities	55,694	39,502
Receipts in advance	8,981	7,944
Accrued salary and benefits	1,250	1,047
Taxes payable	6,084	2,159
Intra-Sogou Group receivable due to the Company and the Company’s subsidiaries	—	62,780
Due to related parties of the Sogou Group	108	646
Total current liabilities	138,303	186,689
Long-term liabilities	1,130	1,023
Total liabilities	$139,433	$187,712

	For the Year Ended
	December 31,
	2018	2019	2020
Net revenue	$423,270	$501,495	$375,093
Net loss	$(19,534)	$(1,491)	$(82,329)

	For the Year Ended
	December 31,
Cash flows of the VIEs	2018	2019	2020
Net cash provided by/(used in) operating activities	$51,657	$(5,046)	$(13,244)
Net cash (used in)/ provided by investing activities	$(48,161)	$(18,040)	$7,797
Net cash provided by financing activities	$—	$8,601	$152

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

In addition, it is possible that the contracts among Sogou Technology, Sogou Information, and the nominee shareholders of Sogou Information would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Sogou Group was unable to enforce these contractual arrangements, the Sogou Group would not be able to exert effective control over its VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Sogou Group’s consolidated financial statements. If such were the case, the Sogou Group’s cash flows, financial position, and operating performance would be materially adversely affected. The Sogou Group’s contractual arrangements Sogou Technology, Sogou Information, and the nominee shareholders of Sogou Information are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Sogou Group’s operations and contractual relationships would find the contracts to be unenforceable.

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

22.PROFIT APPROPRIATION

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

For the years ended December 31, 2018, 2019 and 2020, the total amount of profits contributed to these funds by the Sogou Group was US$2,662, US$108 and US$42, respectively. As of December 31, 2019 and 2020, the total balance of profits contributed to these funds by the Sogou Group was US$23,913 and US$23,955, respectively.

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

23.RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless the amount of the reserve fund has reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to its shareholders. The balance of restricted net assets was $63,188, or 6.5% of the Company’s total consolidated net assets, as of December 31, 2020.

24.SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through March 18, 2021, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.